02045368

Orig

UNITED STATES
[TIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

RECD S.E.C.
JUN 27 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

PE 6-28-02

For the month of June, 2002

PROVIDENT ENERGY TRUST
(Exact name of registrant as specified in its charter)

PROCESSED
JUL 17 2002
P THOMSON FINANCIAL

Suite 900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
(403) 296-2233
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______.

Doc#: NY6: 252413.3

This Report of Foreign Private Issuer on Form 6-K incorporates by reference the exhibits attached hereto, each of which was filed by Provident Energy Trust ("Provident") with the Canadian Securities Administrators (the "CSA") on the date specified in the exhibit list.

Exhibit No.	Description
1.1	Underwriting Agreement by and between Provident, Provident Energy Ltd., Provident Management Corporation, Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc., dated as of March 26, 2002, filed with the CSA on April 18, 2002
1.2	Underwriting Agreement by and between Provident, Provident Energy Ltd., Provident Management Corporation, Scotia Capital Inc., CIBC World Markets Inc. and Canaccord Capital Corporation, dated as of November 26, 2001, filed with the CSA on December 6, 2001
1.3	Underwriting Agreement by and between Provident, Provident Energy Ltd., Provident Management Corporation, Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., Canaccord Capital Corporation and Citicorp Capital Investors Ltd., dated as of August 20, 2001, filed with the CSA on August 21, 2001
4.1	Trust Indenture among Provident, Provident Energy Ltd. and Computershare Trust Company of Canada, dated as of April 11, 2002, filed with the CSA on April 11, 2002.
13.1	Quarterly Report for the period ended March 31, 2002, filed with the Canadian Securities Administrators ("CSA") on May 29, 2002
13.2	Annual Report for the period March 6, 2001 to December 31, 2001, filed with the CSA on May 3, 2002
13.3	Quarterly Report for the period ended September 30, 2001, filed with the CSA on November 23, 2001
13.4	Quarterly Report for the period ended June 30, 2001, filed with the CSA on August 9, 2001
13.5	Quarterly Report for the period March 6, 2001 to March 31, 2001, filed with the CSA on July 3, 2001
99.1	Press Release, filed with the CSA on June 13, 2002

Exhibit No.	Description
99.2	Press Release, filed with the CSA on May 21, 2002
99.3	Renewal Annual Information Form for the year ended December 31, 2002, filed with the CSA on May 21, 2002
99.4	Press Release, filed with the CSA on May 16, 2002
99.5	Qualifying Issuer Certificate, filed with the CSA on June 13, 2002
99.6	Management Proxy/Information Circular, filed with the CSA on May 3, 2002
99.7	Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan, filed with the CSA on May 3, 2002
99.8	Press Release, filed with the CSA on April 18, 2002
99.9	Press Release, filed with the CSA on April 11, 2002
99.10	Final Short Form Prospectus, filed with the CSA on April 8, 2002
99.11	Material Change Report, filed with the CSA on March 28, 2002
99.12	Technical Report, filed with the CSA on March 28, 2002
99.13	Technical Report, filed with the CSA on March 28, 2002
99.14	Technical Report, filed with the CSA on March 28, 2002
99.15	Technical Report, filed with the CSA on March 28, 2002
99.16	Technical Report, filed with the CSA on March 28, 2002
99.17	Press Release, filed with the CSA on March 26, 2002
99.18	Press Release, filed with the CSA on March 15, 2002
99.19	Press Release, filed with the CSA on March 13, 2002
99.20	Press Release, filed with the CSA on March 11, 2002
99.21	Press Release, filed with the CSA on February 19, 2002

Exhibit No.	Description
99.22	Press Release, filed with the CSA on January 17, 2002
99.23	Press Release, filed with the CSA on December 13, 2001
99.24	Final Short Form Prospectus, filed with the CSA on December 6, 2001
99.25	Material Change Report, filed with the CSA on November 28, 2001
99.26	Press Release, filed with the CSA on November 19, 2001
99.27	Press Release, filed with the CSA on November 19, 2001
99.28	Press Release, filed with the CSA on October 22, 2001
99.29	Press Release, filed with the CSA on October 19, 2001
99.30	Press Release, filed with the CSA on September 18, 2001
99.31	Press Release, filed with the CSA on August 29, 2001
99.32	Final Short Form Prospectus, filed with the CSA on August 21, 2001
99.33	Initial Annual Information Form for the year ended December 31, 2000, filed with the CSA on August 3, 2001
99.34	Press Release, filed with the CSA on August 3, 2001
99.35	Press Release, filed with the CSA on June 21, 2001

* * *

The U.S. SEC encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. The exhibits to this Form 6-K contain such "forward-looking statements."

Words such as "anticipate," "estimate," "expects," "projects," "intends," "plans," "believes" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, liquidity and financial condition, or future transactions identify forward-looking statements. All forward-looking statements are based on Provident management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Trust unit holders of Provident are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date they are made. Provident is under no obligation, and expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

For factors that could affect Provident's future financial and operating results, and its liquidity and financial condition, see Provident's other filings with the U.S. SEC, including the Form 20-F for the year ended December 31, 2000 filed with the U.S. SEC on December 4, 2001 and, in particular, the factors set forth under the captions "Forward-Looking Statements" and "Key Information — Risk Factors."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROVIDENT ENERGY TRUST

By: [signature]
Name: Mark N. Walker
Title: Vice President, Finance and
Chief Financial Officer

Date: June 25, 2002

EXHIBIT INDEX

Exhibit No.	Description	Page
99.3	Renewal Annual Information Form for the year ended December 31, 2002, filed with the CSA on May 21, 2002	368
99.4	Press Release, filed with the CSA on May 16, 2002	511
99.5	Qualifying Issuer Certificate, filed with the CSA on June 13, 2002	512
99.6	Management Proxy/Information Circular, filed with the CSA on May 3, 2002	513
99.7	Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan, filed with the CSA on May 3, 2002	532
99.8	Press Release, filed with the CSA on April 18, 2002	549
99.9	Press Release, filed with the CSA on April 11, 2002	550
99.10	Final Short Form Prospectus, filed with the CSA on April 8, 2002	552
99.11	Material Change Report, filed with the CSA on March 28, 2002	606
99.12	Technical Report, filed with the CSA on March 28, 2002	609
99.13	Technical Report, filed with the CSA on March 28, 2002	620
99.14	Technical Report, filed with the CSA on March 28, 2002	631
99.15	Technical Report, filed with the CSA on March 28, 2002	640
99.16	Technical Report, filed with the CSA on March 28, 2002	649
99.17	Press Release, filed with the CSA on March 26, 2002	661
99.18	Press Release, filed with the CSA on March 15, 2002	665
99.19	Press Release, filed with the CSA on March 13, 2002	666
99.20	Press Release, filed with the CSA on March 11, 2002	676
99.21	Press Release, filed with the CSA on February 19, 2002	678
99.22	Press Release, filed with the CSA on January 17, 2002	679
99.23	Press Release, filed with the CSA on December 13, 2001	680
99.24	Final Short Form Prospectus, filed with the CSA on December 6, 2001	682

EXHIBITS

Exhibit 1.1

UNDERWRITING AGREEMENT

March 26, 2002

Provident Energy Trust
Provident Energy Ltd.
Provident Management Corporation
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: **Thomas W. Buchanan, Chief Executive Officer**

Dear Sirs:

Re: Offering of 10.50% Convertible Unsecured Subordinated Debentures and Trust Units of Provident Energy Trust

Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc. (collectively, the "**Underwriters**") understand that Provident Energy Trust (the "**Trust**") proposes to issue and sell 3,000,000 Trust Units (as herein defined) (the "**Firm Units**") and 60,000 convertible unsecured subordinated debentures of the Trust (generally, the "**Debentures**", and, in respect of those 60,000 Debentures, the "**Firm Debentures**") with a face value of $1,000 principal amount per Debenture, a coupon of 10.50% per annum, payable semi-annually in arrears on May 15th and November 15th of each year commencing November 15, 2002, and a maturity date of May 15, 2007 (the "**Maturity Date**"). The Debentures shall be convertible into Trust Units at a conversion price of $10.70 per Trust Unit at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined below).

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Units and the Firm Debentures at the Closing Time in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units and the Firm Debentures at the purchase price of $10.10 per Firm Unit and $1,000 per Firm Debenture, for an aggregate purchase price of $90,300,000.

The Trust hereby grants to the Underwriters an option (the "**Option**") to purchase from the Trust, at the Underwriters' election, up to an additional 1,336,000 Trust Units (the "**Option Units**") and up to an additional 13,500 Debentures (the "**Option Debentures**"); provided that the aggregate amount of the purchase price of the Option Units and the Option Debentures shall not exceed $13,500,000. The Underwriters may exercise the Option, in whole or in part, at any time prior to the time that is 48 hours prior to the Closing Time by written notice from Scotia Capital Inc., on behalf of the Underwriters, to the Trust setting forth the number of Option Units and/or Option Debentures to be purchased. In the event and to the extent that the Underwriters exercise the Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust at the Closing Time the number of Option Units and/or Option Debentures as to which the Option shall have been exercised in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell such number of Option Units and/or Option Debentures to the Underwriters at the Closing Time at the purchase price of $10.10 per Option Unit and $1,000 per Option Debenture. The Firm Units and the Option Units are collectively referred to herein as the "**Offered Units**", and the Firm Debentures and the Option Debentures are collectively referred to herein as the "**Offered Debentures**".

1. Definitions

In this agreement:

(a) "**ABCA**" means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Acquired Assets**" means the petroleum and natural gas rights, tangible property, seismic property and miscellaneous interests which Provident has agreed to acquire pursuant to the Asset Acquisition Agreement;

(c) "**Acquired Assets' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(d) "**Acquired Assets Financial Statements**" means the audited schedule of revenues and expenses in respect of the Acquired Assets for the fiscal years ended December 31, 2001 and 2000, together with the report of the Acquired Assets' auditors thereon and the notes thereto;

(e) "**Acquired Assets Reserves Report**" means the independent engineering evaluation prepared by McDaniel dated March 21, 2002 evaluating, effective January 1, 2002, the crude oil, natural gas liquids and natural gas reserves included as part of the Acquired Assets;

(f) "**AIF**" means the initial annual information form of the Trust dated June 22, 2001;

(g) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(h) "**ASC**" means the Alberta Securities Commission;

(i) "**Asset Acquisition Agreement**" means the Agreement of Purchase and Sale dated March 25, 2002 between Provident, as purchaser, and certain Canadian subsidiaries of a U.S. based exploration and production company, as vendors;

(j) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(k) "**Closing Date**" means April 11, 2002 or such other date as the parties hereto may agree;

(l) "**Closing Time**" means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(m) "**Confidential Memorandum**" means the Confidential Private Placement Offering Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Units in the United States and referred to in Schedule "A" hereto;

(n) "**Debenture Trust Indenture**" means the trust indenture to be dated on or before the Closing Date between the Trust and Computershare Trust Company of Canada, governing the terms and conditions of the Debentures;

(o) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF, including the attached (A) audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon, and (B) the audited consolidated financial statements of Maxx as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(ii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to September 30, 2001 and for the three months ended September 30, 2001;

(iii) the following sections and paragraph from the Trust's short form prospectus dated December 6, 2001: (A) Provident Energy Trust - Selected Consolidated Quarterly Financial Information (unaudited) and the paragraph immediately preceding such section; (B) Information Concerning Richland Petroleum Corporation; and (C) Historical Consolidated Annual and Interim Financial Statements of Richland Petroleum Corporation;

(iv) the unaudited consolidated interim financial statements of Maxx, including the management's discussion and analysis of the financial condition and operations of Maxx, as at and for the three month period ended March 31, 2001 contained in the Trust's short form prospectus dated August 20, 2001;

(v) the material change report of the Trust dated April 5, 2001 with respect to the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement;

(vi) the material change report of the Trust dated November 28, 2001 with respect to the acquisition by the Trust of all of the common shares of Richland pursuant to a plan of arrangement;

(vii) the news release of the Trust dated March 13, 2002 in respect of the financial and operating results of the Trust for the period March 6, 2001 to December 31, 2001 and for the three months ended December 31, 2001; and

(viii) the material change report of the Trust to be dated on or about March 28, 2002 with respect to the proposed acquisition by the Trust of the Acquired Assets pursuant to the Asset Purchase Agreement;

(p) "**Exchanges**" means, collectively, The Toronto Stock Exchange and the American Stock Exchange;

(q) "**Founders**" means Founders Energy Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on March 6, 2001;

(r) "**Founders Financial Statements**" means the audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and auditors' report thereon;

(s) "**Management Agreement**" means the agreement dated March 6, 2001, among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

(t) "**ManagementCo**" means Provident Management Corporation, the manager of Provident and the Trust;

(u) "**Material Agreements**" means, collectively, the Trust Indenture, Unanimous Shareholder Agreement, Management Agreement, Founders Note Indenture, Maxx Note Indenture, the agreements pursuant to which the Provident Royalties have been created, the Unitholder Rights Plan Agreement and the Asset Acquisition Agreement;

(v) "**Maxx**" means Maxx Petroleum Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on May 25, 2001;

(w) "**Maxx Financial Statements**" means the audited consolidated financial statements of Maxx for the fiscal years ended December 31, 2000 and 1999, together with the report of the auditors of Maxx thereon, and the unaudited consolidated financial statements of Maxx for the three months ended March 31, 2001 and 2000, together with the notes thereto;

(x) "**McDaniel**" means McDaniel & Associates Consultants Ltd.;

(y) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(z) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(aa) "**Offered Securities**" means, collectively, the Offered Units, the Offered Debentures and the Option;

(bb) "**Preliminary Confidential Memorandum**" means the Preliminary Confidential Private Placement Memorandum to be dated March 28, 2002 and any amendments thereto, attached to all copies of the Preliminary Prospectus delivered in connection with the offering of the Offered Units in the United States and referred to in Schedule "A" hereto;

(cc) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated March 28, 2002 and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(dd) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(ee) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ff) "**Provident**" means Provident Energy Ltd.;

(gg) "**Provident Reserves Report**" means the independent engineering evaluation prepared by McDaniel dated February 28, 2002 evaluating, effective January 1, 2002, the crude oil, natural gas liquids and natural gas reserves attributable to the properties of the Trust and Provident on a consolidated basis;

(hh) "**Provident Subsidiaries**" means 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest, Inc. and Coast Pacific RLP-97 Exploration Inc.;

(ii) "**Public Record**" means all information filed by or on behalf of the Trust and its predecessor entities including, without limitation, Founders, Maxx and Richland with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Founders Financial Statements, the Maxx Financial Statements, the Richland Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(jj) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

(kk) "**Richland**" means Richland Petroleum Corporation, a corporation which existed under the ABCA and which was amalgamated with Provident on January 16, 2002;

(ll) "**Richland Financial Statements**" means the audited consolidated financial statements of Richland for the fiscal years ended December 31, 2000, 1999 and 1998, together with the notes thereto and the report of Richland's auditors thereon, and the unaudited consolidated financial statements of Richland for the nine months ended September 30, 2001 and 2000, together with the notes thereto;

(mm) "**Richland Reserves Report**" means the independent engineering evaluation prepared by McDaniel dated February 15, 2002 evaluating, effective January 1, 2002, the crude oil, natural gas liquids and natural gas reserves attributable to the properties of Richland on a consolidated basis;

(nn) "**Richland's auditors**" means Collins Barrow LLP, chartered accountants, Calgary, Alberta;

(oo) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(pp) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units and the Offered Debentures pursuant to this agreement;

(qq) "**subsidiary**" has the meaning assigned thereto in the ABCA;

(rr) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws or pursuant to the requirements of the U.S. Exchange Act or the U.S. Securities Act (as those terms are defined in Schedule "A");

(ss) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(tt) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(uu) "**Trust Assets**" means, collectively, the Provident Royalties, the Acquisition Notes, the Initial Notes, the Subsequent Investments, the Permitted Investments and cash;

(vv) "**Trust Indenture**" means the amended trust indenture dated as of January 25, 2001, as amended from time to time, between the Trustee and Founders;

(ww) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(xx) "**Trust's auditors**" means PricewaterhouseCoopers LLP, chartered accountants, Calgary, Alberta and includes, as applicable, Ernst & Young LLP, chartered accountants, Calgary, Alberta in their capacity as auditors of Maxx, a predecessor of Provident;

(yy) "**Trust's counsel**" means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(zz) "**Trust Financial Statements**" means, collectively:

(i) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to March 31, 2001;

(ii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to June 30, 2001 and for the three months ended June 30, 2001; and

(iii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6 to September 30, 2001 and for the three months ended September 30, 2001;

(aaa) "**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement entered into as of March 6, 2001 among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

(bbb) "**Underwriters' counsel**" means Stikeman Elliott or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

(ccc) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

In addition, "**Acquisition Notes**", "**Founders Note Indenture**", "**Initial Notes**", "**Maxx Note Indenture**", "**Permitted Investments**", "**Provident Royalties**", "**Special Voting Units**", "**Subsequent Investments**", "**Trust Unitholder Rights Plan**" and "**Unitholder Rights Plan Agreement**" shall have the meanings ascribed thereto in the AIF.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Units and the Offered Debentures, the Trust agrees to pay the Underwriters:

(a) at the Closing Time a fee of $0.505 per Offered Unit for each Offered Unit purchased (being an aggregate amount of $1,515,000); and

(b) at the Closing Time a fee of $40 per Offered Debenture for each Offered Debenture purchased (being an aggregate amount of $2,400,000).

The foregoing fees (collectively, the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Units and the Offered Debentures and withheld for the account of the Underwriters. In the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 11.

3. *Qualification for Sale*

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Securities.

(b) The Trust shall:

(i) not later than March 28, 2002, have:

(A) prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(B) obtained a preliminary MRRS decision document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than April 4, 2002 (or such later date as may be agreed to in writing by the Trust, Provident, ManagementCo and the Underwriters), have:

(A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units and the Offered Debentures to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and to qualify the distribution to the Underwriters of the Option; and

(iii) until the completion of the distribution of the Offered Units and the Offered Debentures, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Units or the Offered Debentures have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Preliminary Confidential Memorandum and the Confidential Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence (including discussions with the engineers and auditors of the Acquired Assets) which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units and the Offered Debentures for distribution to the public in the Qualifying Provinces and to qualify the Offered Units for distribution on a "private placement" basis in the United States and to qualify the distribution to the Underwriters of the Option in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus and the Prospectus, the Preliminary Confidential Memorandum and the Confidential Memorandum, respectively;

(c) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(d) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors, Richland's auditors and the Acquired Assets' auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Maxx, Founders, Richland and the Acquired Assets, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors, Richland's auditors and the Acquired Assets' auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(e) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Quebec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors, Richland's auditors or the Acquired Assets' auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's auditors, Richland's auditors and the Acquired Assets' auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(e)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in paragraphs 4(a), (b) and (c) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Preliminary Confidential Memorandum, the Confidential Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Units and the Offered Debentures.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) and the Preliminary Confidential Memorandum and the Confidential Memorandum in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Offered Units and the Offered Debentures, the Trust, Provident and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident or their respective subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Provident;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust, Provident or ManagementCo is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Provident and ManagementCo shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Securities, the Trust, Provident and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, either Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Provident or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust, Provident or ManagementCo of any communication from any Securities Commission or similar regulatory authority, either Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the Preliminary Confidential Memorandum, the Confidential Memorandum, any other part of the Public Record or the distribution of the Offered Securities.

(c) The Trust, Provident and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and the Trust, Provident and ManagementCo will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust, Provident and ManagementCo shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Securities, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Provident;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

(e) In the event the Trust, Provident or ManagementCo becomes aware, whether by receipt of notice by the vendors under the Asset Acquisition Agreement or otherwise, of any material change of a nature referred to in section 6(a) in respect of the Acquired Assets, or of any change or breach of any representation or warranty provided by such vendors in the Asset Acquisition Agreement, which change, in either case, is or may be of such a nature as to render any such representation or warranty misleading or untrue in any material respect, the Trust shall promptly notify the Underwriters of such change.

(f) In the event the Asset Acquisition Agreement may be terminated by the Trust or Provident or in the event of any reasonable doubt as to whether the Trust or Provident may terminate the Asset Acquisition Agreement, the Trust shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the Trust's or Provident's right to terminate the Asset Acquisition Agreement, or the uncertainty as to the Trust's or Provident's right to exercise that right.

7. Representations and Warranties of the Trust and Provident

(a) Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Provident (and each of the Trust and Provident hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Provident and ManagementCo and the Offered Securities;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Quebec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Provident, their subsidiaries or, to the extent (if any) to which it affects the ability of ManagementCo to manage the Trust, ManagementCo.

(b) In addition to the representations and warranties contained in paragraph (a) hereof, each of the Trust and Provident jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta, having Computershare Trust Company of Canada as its duly appointed trustee, and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Provident, ManagementCo and the Provident Subsidiaries has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Provident, ManagementCo and the Provident Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) neither the Trust nor Provident has any subsidiaries (as defined in the ABCA) other than in the case of Provident, the Provident Subsidiaries, and neither the Trust nor Provident is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA), other than the Provident Subsidiaries;

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) all of the issued and outstanding shares in the capital of Provident and the Provident Subsidiaries are fully paid and non-assessable and legally and beneficially owned by the Trust in the case of Provident and Provident in the case of the Provident Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other than as provided in the credit facilities of the Trust or Provident) and no person holds any securities convertible into or exchangeable for issued or unissued shares of Provident or the Provident Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Provident or the Provident Subsidiaries;

(vii) the Trust has full power and authority to issue the Offered Units, the Offered Debentures and the Trust Units issuable on the conversion of the Offered Debentures and to grant the Option and (A) at the Closing Date, the Offered Units and the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable, and (B) the Trust Units issuable on the conversion of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of the Trust Units issuable on the conversion of the Offered Debentures in accordance with the terms of the Debenture Trust Indenture, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(viii) none of the Trust, Provident and ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Provident or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Provident or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident, ManagementCo or their respective subsidiaries;

(ix) none of the execution and delivery of, and the performance of and compliance with the terms of the Debenture Trust Indenture by the Trust or any of the transactions contemplated thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Provident or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Provident or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise), or results of operations of the Trust, Provident or ManagementCo or their respective subsidiaries;

(x) each of the Trust, Provident and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xi) the Trust has full trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein and the Debenture Trust Indenture has been duly authorized and on or before the Closing Time will be executed and delivered by the Trust and the Debenture Trust Indenture, when so executed and delivered, will be a legal, valid and binding obligation of the Trust enforceable against the Trust in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xii) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Provident from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Provident since September 30, 2001 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Provident which have not been disclosed in the Prospectuses;

(xiii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Provident as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Provident as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) the Founders Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Founders as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Founders as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xv) the Maxx Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Maxx as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Maxx as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvi) the Richland Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Richland as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Richland as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvii) the Acquired Assets Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Acquired Assets and the other information purported to be shown therein of the Acquired Assets as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Acquired Assets as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xviii) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Maxx, Founders, Richland and the Acquired Assets, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xix) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, Provident or ManagementCo in connection with the sale and delivery of the Offered Securities hereunder, except such as may be required under the Applicable Securities Laws, or the distribution of the Trust Units issuable on the conversion of the Offered Debentures, except such as may be required under any Applicable Securities Laws which come into force after the date hereof;

(xx) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Provident are aware) threatened against or affecting the Trust, Provident or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident or ManagementCo or which affects or may affect the distribution of the Offered Securities or the Trust Units issuable on the conversion of the Offered Debentures;

(xxi) each of the Trust, Provident and ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(xxii) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust, Provident and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust nor Provident is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xxiii) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxiv) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 32,211,344 Trust Units and no Special Voting Units are issued and outstanding;

(xxv) no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust except for (A) 664,600 Trust Units issuable on exercise of options granted to directors, officers and employees of Provident pursuant to the Trust's trust unit option plan, (B) Trust Units issuable pursuant to the Trust Unitholder Rights Plan, (C) the right of ManagementCo to elect to receive certain of its fees in Trust Units pursuant to the Management Agreement, (D) 100,000 Trust Units issuable to a third party acting at arm's length to the Trust and Provident as compensation for services provided in connection with the proposed acquisition of the Acquired Assets, and (E) any Trust Units that may be issued from time to time pursuant to a distribution re-investment plan that the Trust may adopt following the execution of this agreement;

(xxvi) no Securities Commission, Exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Provident are aware) threatened;

(xxvii) Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxviii) Computershare Trust Company of Canada, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, will on the Closing Date be the duly appointed trustee under the Debenture Trust Indenture, and at its principal office in the cities of Calgary and Toronto will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Debentures;

(xxix) the minute books of the Trust, Provident and ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Provident and ManagementCo;

(xxx) other than as provided for in this agreement and other than the 100,000 Trust Units described in the Prospectuses as "Compensation Units", neither the Trust, Provident nor ManagementCo has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxxi) the issued and outstanding Trust Units are listed and posted for trading on the Exchanges;

(xxxii) the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba and New Brunswick and is not in default of any requirement of the Applicable Securities Laws;

(xxxiii) the definitive form of certificates for the Trust Units are, and the definitive form of certificates for the Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchanges;

(xxxiv) Provident has made available to McDaniel, prior to the issuance of the Provident Reserves Report, for the purpose of preparing the Provident Reserves Report, all information requested by McDaniel, which information does not contain any material misrepresentation. Neither the Trust nor Provident has any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to McDaniel since the date that such information was so provided. Each of the Trust and Provident believes that the Provident Reserves Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2002 based upon information available at the time such reserves information was prepared, and the Trust and Provident believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxv) Provident has made available to McDaniel, prior to the issuance of the Richland Reserves Report, for the purpose of preparing the Richland Reserves Report, all information requested by McDaniel, which information does not contain any material misrepresentation. Neither the Trust nor Provident has any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to McDaniel since the date that such information was so provided. Each of the Trust and Provident believes that the Richland Reserves Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2002 based upon information available at the time such reserves information was prepared, and the Trust and Provident believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvi) neither the Trust nor Provident has any knowledge of a material adverse change in any reserves information contained in the Acquired Assets Reserves Report, and the Trust and Provident believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas interests included as part of the Acquired Assets as at January 1, 2002 (or as of the date hereof, except as may be attributable to production since the date of such report) based upon information available at the time such information was prepared;

(xxxvii) neither the Trust nor Provident is aware of any defects, failures or impairments in the title of Provident to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Provident as disclosed in the Prospectuses; (B) the current production volumes of Provident; or (C) the current cash flow of Provident;

(xxxviii) to the knowledge of the Trust and Provident, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

(xxxix) Provident has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Provident to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xl) the Trust is not an "Investment Company" within the meaning of that term under the United States Investment Company Act of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xli) the attributes and characteristics of the Offered Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xlii) with such exceptions as are not material to the Trust and Provident (taken as a whole), each of the Trust and Provident has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Provident and to the best of the knowledge, information and belief of the Trust and Provident there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Provident in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xliii) provided the Closing Time occurs on or before April 30, 2002 the Trust shall pay on the Offered Units, and the holders thereof will be entitled to receive on or about May 15, 2002, the distribution payable to unitholders of record on April 30, 2002;

(xliv) the representations and warranties of Provident in the Asset Acquisition Agreement are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Provident; and

(xlv) neither the Trust nor Provident has any reason to believe that the representations and warranties in the Asset Acquisition Agreement of the vendors under the Asset Acquisition Agreement are not true and correct as of the date hereof or that such vendors are in breach of any of their covenants in the Asset Acquisition Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Acquired Assets, the Trust or Provident.

8. Representations and Warranties of ManagementCo

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(a) ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(b) ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(c) ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of ManagementCo;

(d) ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(e) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by ManagementCo in connection with the sale and delivery of the Offered Securities hereunder, except such as may be required under the Applicable Securities Laws, or the distribution of the Trust Units issuable on the conversion of the Offered Debentures, except such as may be required under any Applicable Securities Laws which come into force after the date hereof;

(f) there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of ManagementCo;

(g) ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(h) each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(i) enforceability maybe limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

ManagementCo is in compliance with the terms of such Material Agreements to which it is a party and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(i) the minute books of ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo;

(j) other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(k) to its knowledge, the representations and warranties of Provident in the Asset Acquisition Agreement are true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Provident; and

(l) ManagementCo does not have any reason to believe that the representations and warranties in the Asset Acquisition Agreement of the vendors under the Asset Acquisition Agreement are not true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Provident.

9. Indemnity

(a) Each of the Trust and Provident, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units and the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Securities imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities; or

(v) any breach of, default under or non-compliance by the Trust, Provident or ManagementCo with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of any Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Provident or ManagementCo hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 9(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Provident (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 9(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the

Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 9, 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 9 and under section 10 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 9 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 9 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

10. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units or the Offered Debentures), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units and the Offered Debentures; or

(b) if the allocation provided by paragraph 10(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 10(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units or the Offered Debentures), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 10 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 10 shall be limited to the amount actually received by the Underwriters under section 2.

11. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the reasonable fees and expenses of the Underwriters' counsel (to a maximum of $35,000), all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

12. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust or Provident or prohibiting or restricting the distribution of any of the Offered Securities, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, any Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Provident or ManagementCo or any of the directors or senior officers of Provident or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, any Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Securities;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of ManagementCo or Provident, or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Provident or ManagementCo or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Provident or ManagementCo which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the investment quality or marketability of the Offered Securities;

(iv) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets generally or the business, operations or affairs of the Trust, Provident or ManagementCo;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Provident or ManagementCo which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the Underwriters shall become aware of any adverse material change with respect to the Acquired Assets which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, and the Trust and Provident shall not have either terminated the Asset Acquisition Agreement in accordance with its terms or renegotiated the terms of the Asset Acquisition Agreement on terms and conditions satisfactory to the Underwriters in their sole discretion; or

(vii) the Trust, Provident or ManagementCo shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 12(a) or sections 13 or 17 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units and the Offered Debentures for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 12(a) or sections 13 or 17 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Provident or ManagementCo under sections 9, 10, 11 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Provident or ManagementCo, the liability of the Trust, Provident or ManagementCo hereunder shall be limited to the indemnity referred to in section 9, the contribution rights referred to in section 10 and the payment of expenses referred to in section 11.

13. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Units and the Offered Debentures to be purchased at the Closing Time, shall be conditional upon all representations and warranties and other statements of the Trust, Provident and ManagementCo herein being, at and as of the Closing Time, true and correct in all material respects, the Trust, Provident and ManagementCo having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust, Provident and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Provident and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and beneficial holder of all issued and outstanding shares of Provident, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) each of the Trust, ManagementCo and Provident has all necessary trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo, respectively, and constitutes a legal, valid and binding obligation of each of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(vi) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Provident and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Provident or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Provident or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

(vii) the Trust has all necessary trust power and authority to enter into the Debenture Trust Indenture and to perform its obligations set out therein, and the Debenture Trust Indenture has been duly authorized, executed and delivered by the Trust, and constitutes a legal, valid and binding obligation of the Trust, enforceable against the Trust in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(viii) the execution and delivery of the Debenture Trust Indenture and the fulfilment of the terms thereof by the Trust, and the performance of and compliance with the terms of the Debenture Trust Indenture by the Trust does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Provident or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Provident or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

(ix) the form of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchanges) relating thereto;

(x) the form of the definitive certificate representing the Debentures has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of The Toronto Stock Exchange) relating thereto;

(xi) the Offered Securities have been duly and validly created, allotted and, in the case of the Offered Units, issued as fully paid and non-assessable Trust Units of the Trust and, in the case of the Offered Debentures, issued as fully paid and non-assessable Debentures of the Trust;

(xii) the Trust and the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Prospectuses;

(xiii) the Offered Units and the Offered Debentures are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(xiv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units and the Offered Debentures for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Option for distribution to the Underwriters in each of the Qualifying Provinces;

(xv) based on Applicable Securities Laws in effect as of the Closing Date, neither the distribution of Trust Units on the conversion of the Offered Debentures, nor the first trade in such Trust Units, will be subject to the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

(xvi) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xvii) each of the Trust and Provident have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Provident to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xviii) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Units or Offered Debentures;

(xix) all laws of the Province of Quebec relating to the use of the French language have been complied with in connection with the sale of the Offered Units and the Offered Debentures to purchasers in the Province of Quebec;

(xx) the Offered Units, the Offered Debentures and the Trust Units issuable on the conversion of the Offered Debentures are conditionally listed and, upon notification to the Exchanges (in the case of such Offered Units and Trust Units) or The Toronto Stock Exchange (in the case of such Offered Debentures) of the issuance and sale thereof, will be posted for trading on the Exchanges (in the case of such Offered Units and Trust Units) or The Toronto Stock Exchange (in the case of such Offered Debentures);

(xxi) the authorized and issued capital of the Trust;

(xxii) Computershare Trust Company of Canada, or another nationally recognized trust company acceptable to the Underwriters, acting reasonably, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units (including the Offered Units) and the Debentures (including the Offered Debentures), and has been duly appointed the trustee under the Debenture Trust Indenture;

(xxiii) holders of Offered Units whose certificates are recorded in the register maintained by the trustee or transfer agent of the Trust on or about April 30, 2002 are entitled to receive the distribution payable to such unitholders on or about May 15, 2002;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units and the Offered Debentures as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Provident, ManagementCo, the transfer agent, the Trust's auditors, Richland's auditors and the Acquired Assets' auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Provident, ManagementCo, the Trust Units, including the issuance of the Offered Units, and the Debentures, including the issuance of the Offered Debentures;

(b) a certificate of each of the Trust and Provident dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the Trust and Provident by the Chief Executive Officer and Chief Financial Officer of Provident or such other officers or directors of Provident satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Provident has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Provident set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraphs 6(a) or 6(b) or to the knowledge of such officer paragraphs 12(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a certificate of ManagementCo dated the Closing Date, addressed to the Underwriters and signed on behalf of ManagementCo by the Chief Executive Officer and President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

(i) ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time; and

(ii) the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

(d) a comfort letter of each of the Trust's auditors, Richland's auditors and the Acquired Assets' auditors, addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(d) up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(e) evidence satisfactory to the Underwriters that the Offered Units and the Trust Units issuable on the conversion of the Offered Debentures have been conditionally listed on the Exchanges, and the Offered Debentures have been conditionally listed on The Toronto Stock Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Offered Units and the Offered Debentures, and upon notice to the Exchanges, in the case of the Trust Units issuable on the conversion of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(f) a certified copy of the Debenture Trust Indenture, such Debenture Trust Indenture to be in form and substance satisfactory to the Underwriters, acting reasonably;

(g) evidence satisfactory to the Underwriters that the distribution payable to unitholders of record on or about April 30, 2002 will be paid on the Offered Units; and

(h) such other certificates and documents as the Underwriters may request, acting reasonably.

14. Deliveries

(a) The sale of the Offered Units and the Offered Debentures to be purchased hereunder shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 13, the Underwriters, on the Closing Date, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary, in the amount of $1,000 per Offered Debenture and $10.10 per Offered Unit to be purchased hereunder, being an aggregate amount of up to $103,800,000, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 13;

(ii) definitive certificates representing, in the aggregate, all of the Offered Units and, subject to paragraph (b) below, the Offered Debentures to be purchased hereunder, registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to Scotia Capital Inc. representing the fee provided for in section 2, being an aggregate fee of up to $4,589,920.

(b) If the Trust determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited ("**CDS**"), then, as an alternative to the Trust delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this section 14:

(i) the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii) the Trust shall cause Computershare Trust Company of Canada, as registrar and transfer agent of the Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder, registered in the name of "CDS & Co." as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units or Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or Debentures or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or Debentures, whether any such transaction is settled by delivery of Trust Units or Debentures or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting options pursuant to the Trust's option plan described in the Prospectus or issuing Trust Units pursuant to (a) the exercise of options to purchase Trust Units outstanding under such plan on the date hereof, (b) the Management Agreement, (c) the Trust's obligation to a third party acting at arm's length to the Trust and Provident as compensation for services provided in connection with the proposed acquisition of the Acquired Assets, provided the Trust does not issue more than 100,000 Trust Units in satisfaction of that obligation, (d) the conversion of any of the Offered Debentures, or (e) pursuant to a distribution re-investment plan that the Trust may adopt following the execution of this agreement).

16. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Provident or ManagementCo, be addressed to ManagementCo, c/o Mr. Thomas W. Buchanan, Chief Executive Officer, at the above address, Fax No. (403) 296-2232 with a copy to:

Macleod Dixon LLP
#3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Scott Negraiff
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 2000, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric C. McFadden and Patrick Armstrong
Fax No.: (403) 298-4099

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Robert G. Wonnacott
Fax No.: (403) 265-0543

BMO Nesbitt Burns Inc.
1400, 421 - 7th Avenue S.W.
Calgary, Alberta T2P 4K9

Attention: David M. Vetters
Fax No.: (403) 515-1535

CIBC World Markets Inc.
1100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian D. Heald
Fax No.: (403) 260-0524

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Richard Cawkwell
Fax No.: (403) 508-3866

Yorkton Securities Inc.
2200, 440 - 2nd Avenue S.W.
Calgary, Alberta T2P 5E9

Attention: Daniel J. Cristall
Fax No.: (403) 260-5782

and a copy to:

Stikeman Elliott
4300 Bankers Hall
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Christopher Nixon and Leland Corbett
Fax No.: (403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, Provident and ManagementCo shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units and the Offered Debentures, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in sections 7 and 8) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units and the Offered Debentures, the termination of this agreement and the distribution of the Offered Units and the Offered Debentures pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Units and Offered Debentures set forth opposite their names set forth in this section 19; and

(b) if any of the Underwriters does not purchase their applicable percentage of the total number of Offered Units or Offered Debentures, the others who shall be willing and able to purchase their own applicable percentages of the total number of Offered Units or Offered Debentures, as the case may be, shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Offered Units or Offered Debentures, as the case may be, shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Offered Units or Offered Debentures, as the case may be.

The applicable percentage of the total number of Offered Units and Offered Debentures which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	37.50%
National Bank Financial Inc.	25.00%
BMO Nesbitt Burns Inc.	22.50%
CIBC World Markets Inc.	10.00%
Canaccord Capital Corporation	3.00%
Yorkton Securities Inc.	2.00%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Units or the Firm Debentures or shall relieve any Underwriter in default from liability to the Trust, Provident, ManagementCo or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust, Provident or ManagementCo of their obligations under this agreement, there shall be no further liability on the part of the Trust, Provident or ManagementCo to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11.

20. Authority to Bind Underwriters

The Trust, Provident and ManagementCo shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 9 or 10, any matter referred to in section 12 or any agreement under section 19. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) conduct activities in connection with the proposed offer and sale of the Offered Units and the Offered Debentures in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units and the Offered Debentures;

(b) not solicit subscriptions for the Offered Units or the Offered Debentures, trade in Offered Units or Offered Debentures or otherwise do any act in furtherance of a trade of Offered Units or Offered Debentures outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions; and

(c) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Units and Offered Debentures sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units and the Offered Debentures, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust, Provident, ManagementCo and the Underwriters

The Trust, Provident and ManagementCo: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Provident or ManagementCo nor otherwise fiduciaries of the Trust, Provident or ManagementCo; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units or the Debentures at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Provident and ManagementCo and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Further Assurances

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

30. Use of Proceeds

Each of Provident, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Units and the Offered Debentures hereunder in accordance with the disclosure in the Prospectus.

31. Distributions

The Trust agrees that it is a material term of this agreement and the determination of the purchase price of the Offered Units that any distribution to be paid to unitholders of record before the Closing Date, other than the previously announced cash distribution of $0.15 per Trust Unit for March 2002 to unitholders of record on March 31, 2002 (the "**March Distribution**"), be paid on the Offered Units purchased hereunder. Accordingly, the Trust agrees that if for any reason the condition referred to in paragraph 13(g) is not satisfied, or the Trust pays, or proposes to pay, any distribution, other than the March Distribution, to unitholders of the Trust that will not be paid in respect of the Offered Units purchased hereunder, the Trust shall, at the Underwriters' election, reduce the purchase price for the Offered Units purchased hereunder by the amount of any such distribution, and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangement may be effected.

32. U.S. Offers

(a) The Underwriters, severally, but not jointly, make the representation, warranties and covenants applicable to them in Schedule "A" hereto and, severally, but not jointly, agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust represents, warrants and agrees that (i) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo, has engaged or will engage in any directed selling efforts (within the meaning of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**Securities Act**") with respect to the Offered Units and the Offered Debentures; (ii) it and they have complied and will comply with the requirements for an "offshore transaction," as such term is defined in Regulation S; (iii) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo, has offered or will offer to sell any of the Offered Units or the Offered Debentures by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of section 4(2) of the Securities Act; (iv) it is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no "substantial U.S. market interest" (as such term is defined under Regulation S) in the Offered Units, the Offered Debentures or the Trust's other debt securities; and (v) it will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

33. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Provident or ManagementCo.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

By: *"Eric McFadden"*

NATIONAL BANK FINANCIAL INC.

By: *"Julian J. Din"*

BMO NESBITT BURNS INC.

By: *"David M. Vetters"*

CIBC WORLD MARKETS INC.

By: *"Arthur Korpach"*

CANACCORD CAPITAL CORPORATION

By: *"Peter Marrone"*

YORKTON SECURITIES INC.

By: *"Daniel J. Cristall"*

ACCEPTED AND AGREED to as of the 26th day of March, 2002

PROVIDENT ENERGY TRUST, by Provident Energy Ltd.

By: *"Thomas W. Buchanan"*

PROVIDENT MANAGEMENT CORPORATION

By: *"Thomas W. Buchanan"*

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*

Schedule "A" to an underwriting agreement dated March 26, 2002 among Provident Energy Trust, Provident Energy Ltd., Provident Management Corporation and Scotia Capital Inc., National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc. as underwriters

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the "**Underwriting Agreement**") to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

    (a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a "general circulation in the United States" that refers to the offering of the Securities;

    (b) "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

    (c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

    (d) "**Institutional Accredited Investor**" means those institutional "accredited investors" specified in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

    (e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

    (f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

    (g) "**SEC**" means the United States Securities and Exchange Commission;

    (h) "**Securities**" means the Offered Units;

(i) "**Selling Dealer Group**" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

(j) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(l) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(m) "**U.S. Person**" means a "U.S. person" as that term is defined in Regulation S; and

(n) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it, its U.S. affiliates and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and 4 of this Schedule "A". Accordingly, no Underwriter, its U.S. affiliates or any Selling Dealer Group member have engaged or will engage in any Directed Selling Efforts, and each Underwriter, its U.S. affiliates and each Selling Group member have complied and will comply with the offering restriction requirements of Regulation S.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Trust.

3. Each Underwriter represents, warrants and covenants to the Trust that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

(a) its U.S. affiliates are duly registered brokers or dealers with the SEC and are members of, and in good standing with, the National Association of Securities Dealers, Inc. on the date such representation is given;

(b) all offers and sales of the Securities in the United States will be effected by Scotia Capital (USA) Inc. (the "**U.S. Placement Agent**") in accordance with all applicable U.S. broker-dealer requirements;

(c) all offers and sales of the Securities in the United States were made to Institutional Accredited Investors;

(d) it has not used and will not use any written material other than the Prospectuses together with the Preliminary Confidential Memorandum and the Confidential Memorandum (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, it continues to believe that each U.S. Purchaser (as defined below) is an Institutional Accredited Investor;

(f) neither it nor its representatives have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons or have offered or will offer to sell any Securities in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act; and

(g) prior to any sale of Securities in the United States, it will cause each purchaser thereof (each, a "**U.S. Purchaser**") to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 4 of this Schedule "A".

4. Each Underwriter agrees that prior to any sale of Securities in the United States, it shall cause each U.S. Purchaser to execute a purchaser's letter whereby it represents, warrants and agrees in writing to the Trust that such U.S. Purchaser:

(a) is authorized to consummate the purchase of the Securities;

(b) understands that the Securities will not be and have not been registered under the Securities Act and that the sale is being made to Institutional Accredited Investors in reliance on a private placement exemption;

(c) is an Institutional Accredited Investor or, if the Securities are being purchased for one or more investor accounts for which it is acting as fiduciary or agent, each such investor account is an Institutional Accredited Investor and such U.S. Purchaser or investor account is purchasing the Securities for its own account for investment and not with a view to any resale, distribution or other disposition of the Securities or any part thereof in any transaction that would be in violation of the securities laws of the United States or any state thereof, subject, nevertheless, to the disposition of its property being at all times within its control;

(d) agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly, unless:

(i) the sale is to the Trust; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the U.S. Securities Act provided by Rule 144 thereunder; or

(iv) the Securities are sold in a transaction that does not require registration under the U.S. Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and it has furnished to the Trust an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to that effect; or

(v) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in such U.S. Purchaser's purchaser's letter (except that a subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Trust prior to the sale;

(e) understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144 under the U.S. Securities Act and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the U.S. Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PROVIDENT ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PROVIDENT ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PROVIDENT ENERGY TRUST.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND PROVIDENT ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided that if the Trust is a Foreign Issuer at the time of sale, and if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Trust may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended ("Regulation S"), and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended), of the Provident

Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if the Securities are being sold under Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to Provident Energy Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) has received a copy of the Offering Documents and has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of Provident Energy Trust concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which Provident Energy Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that the U.S. Purchaser considered necessary in connection with its decision to invest in the Securities;

(g) acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising; and

(h) understands and acknowledges that Provident Energy Trust (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause Provident Energy Trust not to be a Foreign Issuer. If Provident Energy Trust is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

5. At the closing, Scotia Capital Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

EXHIBIT 1

Underwriters' Certificate

In connection with the private placement of trust units (the "Securities") of Provident Energy Trust (the "Trust") with one or more U.S. institutional accredited investors (the "U.S. Purchasers") pursuant to [a] U.S. Purchaser's Letter[s], dated as of [date], the undersigned Scotia Capital Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of March 26, 2002, among the Trust, Provident Energy Ltd., Provident Management Corporation and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) all offers and sales of the Securities in the United States were made to institutional "accredited investors" ("Institutional Accredited Investors"), within the meaning of Rule 501(a)(1),(2),(3) or (7) under the United States Securities Act of 1933, as amended (the "U.S. Securities Act");

(c) all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(d) in connection with offers and sales of the Securities in the United States, it has not used and will not use any written material other than the Prospectuses together with a United States covering memorandum relating to the offering in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;

(f) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) or have offered or will offer to sell any Securities in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act;

(g) prior to any sale of Securities in the United States, we caused each U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 4 of Schedule "A" to the Underwriting Agreement; and

(h) neither we nor any member of the Selling Dealer Group (as defined in Schedule "A" to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated: ________________, 2002

SCOTIA CAPITAL INC.

By: ________________________________

Name:

Title:

SCOTIA CAPITAL (USA) INC.

By: ________________________________

Name:

Title:

Exhibit 1.2

UNDERWRITING AGREEMENT

November 26, 2001

Provident Energy Trust
Provident Energy Ltd.
Provident Management Corporation
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Thomas W. Buchanan, Chief Executive Officer

Dear Sirs:

Re: Offering of Trust Units of Provident Energy Trust

Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc. and Canaccord Capital Corporation (the "**Underwriters**") understand that Provident Energy Trust (the "**Trust**") proposes to issue and sell 4,000,000 Trust Units (as herein defined) (the "**Firm Units**").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Units at the Closing Time in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Units at the purchase price of $8.75 per Firm Unit.

The Trust hereby grants to the Underwriters an option (the "**Over-Allotment Option**") to purchase, at the Underwriters' election, up to 600,000 additional Trust Units (the "**Over-Allotment Units**") from the Trust for the purpose of covering over-allotments, if any, and for market stabilization purposes. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the number of Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in paragraph 19 hereof, and the Trust hereby agrees to issue and sell such number of Over-Allotment Units to the Underwriters at the purchase price of $8.75 per Over-Allotment Unit.

1. Definitions

In this agreement:

(a) "**ABCA**" means the Business Corporations Act (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

(b) "**Additional Closing Date**" and "**Additional Closing Time**" have the meanings ascribed thereto respectively in paragraph 14(b) hereof;

(c) "**AIF**" means the initial annual information form of the Trust dated June 22, 2001;

(d) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(e) "**ASC**" means the Alberta Securities Commission;

(f) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(g) "**Closing Date**" means December 13, 2001;

(h) "**Closing Time**" means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(i) "**Confidential Memorandum**" means the Confidential Private Placement Offering Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Units in the United States and referred to in Schedule "A" hereto;

(j) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF;

(ii) the audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(iii) the audited consolidated financial statements of Maxx as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(iv) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to September 30, 2001 and for the three months ended September 30, 2001;

(v) the material change report of the Trust dated April 5, 2001 with respect to the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement; and

(vi) the material change report of the Trust dated November 28, 2001 with respect to the proposed acquisition by the Trust of all of the common shares of Richland pursuant to a plan of arrangement;

(k) "**Exchanges**" means, collectively, The Toronto Stock Exchange and The American Stock Exchange;

(l) "**Founders**" means Founders Energy Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on March 6, 2001;

(m) "**Founders Financial Statements**" means the audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and auditors' report thereon;

(n) "**Management Agreement**" means the agreement dated March 6, 2001, among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

(o) "**ManagementCo**" means Provident Management Corporation, the manager of Provident and the Trust;

(p) "**Material Agreements**" means, collectively, the Trust Indenture, Unanimous Shareholder Agreement, Management Agreement, Founders Note Indenture, Maxx Note Indenture, the agreements pursuant to which the Provident Royalties have been created, the Unitholder Rights Plan Agreement and the Richland Arrangement Agreement;

(q) "**Maxx**" means Maxx Petroleum Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on May 25, 2001;

(r) "**Maxx Financial Statements**" means the audited consolidated financial statements of Maxx for the fiscal years ended December 31, 2000 and 1999, together with the report of the auditors of Maxx thereon and the unaudited consolidated financial statements of Maxx for the three months ended March 31, 2001 and 2000;

(s) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(t) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(u) "**Offered Units**" means, collectively, the Firm Units and the Over-Allotment Units;

(v) "**Offered Securities**" means, collectively, the Offered Units and the Over-Allotment Option;

(w) "**Preliminary Confidential Memorandum**" means the Preliminary Confidential Private Placement Memorandum to be dated November 28, 2001 and any amendments thereto, attached to all copies of the Preliminary Prospectus delivered in connection with the offering of the Offered Units in the United States and referred to in Schedule "A" hereto;

(x) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated November 28, 2001 and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(y) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(z) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(aa) "**Provident**" means Provident Energy Ltd.;

(bb) "**Provident Subsidiaries**" means 611335 Alberta Ltd. and 873798 Alberta Ltd.;

(cc) "**Public Record**" means all information filed by or on behalf of the Trust and its predecessor entities including, without limitation, Founders and Maxx with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Founders Financial Statements, the Maxx Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(dd) "**Qualifying Provinces**" means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

(ee) "**Richland**" means Richland Petroleum Corporation, a corporation incorporated under the laws of Alberta;

(ff) "**Richland Arrangement Agreement**" means the agreement dated as of November 26, 2001 among the Trust, Provident, Richland and 961982 Alberta Ltd.;

(gg) "**Richland's auditors**" means Collins Barrow LLP, chartered accountants, Calgary, Alberta;

(hh) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(ii) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

(jj) "**Sproule**" means Sproule Associates Limited, independent oil and gas reservoir engineers of Calgary, Alberta;

(kk) "**Sproule Founders Report**" means the independent engineering evaluation of Founders' oil, natural gas liquids and natural gas interests prepared by Sproule dated January 12, 2001 and January 17, 2001 both effective January 1, 2001;

(ll) "**Sproule Maxx Report**" means the independent engineering evaluation prepared by Sproule dated February 28, 2001 evaluating effective January 1, 2001, the crude oil, natural gas liquids and natural gas reserves attributable to all of the properties of Maxx on a consolidated basis;

(mm) "**subsidiary**" has the meaning assigned thereto in the ABCA;

(nn) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws or pursuant to the requirements of the U.S. Exchange Act or the U.S. Securities Act (as those terms are defined in Schedule "A");

(oo) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(pp) "**Trustee**" means Computershare Trust Company of Canada, as trustee of the Trust;

(qq) "**Trust Assets**" means, collectively, the Provident Royalties, the Acquisition Notes, the Initial Notes, the Subsequent Investments, the Permitted Investments and cash;

(rr) "**Trust Indenture**" means the amended and restated trust indenture dated as of January 25, 2001 as amended and restated as of March 5, 2001 between the Trustee and Founders;

(ss) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(tt) "**Trust's auditors**" means Pricewaterhouse Coopers LLP, chartered accountants, Calgary, Alberta and includes, as applicable, Ernst & Young LLP, chartered accountants, Calgary, Alberta in their capacity as auditors of Maxx, a predecessor of Provident;

(uu) "**Trust's counsel**" means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(vv) "**Trust Financial Statements**" means, collectively:

(i) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to March 31, 2001;

(ii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to June 30, 2001 and for the three months ended June 30, 2001; and

(iii) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6 to September 30, 2001 and for the three months ended September 30, 2001;

(ww) "**Unanimous Shareholder Agreement**" means the unanimous shareholder agreement entered into as of March 6, 2001 among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

(xx) "**Underwriters' counsel**" means Stikeman Elliott or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

(yy) "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and "**distribute**" has a corresponding meaning.

In addition, "**Acquisition Notes**", "**Founders Note Indenture**", "**Initial Notes**", "**Maxx Note Indenture**", "**Permitted Investments**", "**Provident Royalties**", "**Special Voting Units**", "**Subsequent Investments**", "**Trust Unitholder Rights Plan**" and "**Unitholder Rights Plan Agreement**" shall have the meanings ascribed thereto in the AIF.

2. Underwriting Fee

In consideration for their services in underwriting the distribution of and purchasing the Offered Units, the Trust agrees to pay the Underwriters:

(a) at the Closing Time a fee of $0.4375 per Firm Unit for each Firm Unit purchased (being an aggregate amount of $1,750,000); and

(b) at the Additional Closing Time a fee of $0.4375 per Over-Allotment Unit for each Over-Allotment Unit purchased (being an aggregate amount of up to $262,500).

The foregoing fees (collectively, the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Units and withheld for the account of the Underwriters. In the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the Excise Tax Act (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in section 11.

3. Qualification for Sale

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Securities.

(b) The Trust shall:

(i) not later than November 28, 2001, have:

(A) prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(B) obtained a preliminary MRRS decision document from the ASC, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(ii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions, but not later than December 6, 2001 (or such later date as may be agreed to in writing by the Trust, Provident, ManagementCo and the Underwriters), have:

(A) prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) obtained a final MRRS decision document from the ASC, evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Units to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and to qualify the distribution to the Underwriters of the Over-Allotment Option; and

(iii) until the completion of the distribution of the Offered Units, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities for distribution or, in the event that the Offered Units have, for any reason, ceased to so qualify, to again qualify the Offered Securities for distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation, the Preliminary Confidential Memorandum and the Confidential Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence (including, without limitation, in respect of Richland and discussions with officers of Richland) which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units for distribution to the public in the Qualifying Provinces and for distribution on a "private placement" basis in the United States and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Provinces.

4. Delivery of Prospectus and Related Documents

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws of the Qualifying Provinces; and

(ii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

(b) as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus and the Prospectus, the Preliminary Confidential Memorandum and the Confidential Memorandum, respectively;

(c) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(d) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors and Richland's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Maxx, Founders and Richland, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors and Richland's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(e) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Quebec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors or Richland's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's auditors and Richland's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(e)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

The deliveries referred to in paragraphs 4(a), (b) and (c) shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Preliminary Confidential Memorandum, the Confidential Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Units.

5. Commercial Copies

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) and the Preliminary Confidential Memorandum and the Confidential Memorandum in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. Material Change

(a) During the period of distribution of the Offered Units, the Trust, Provident and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident or their respective subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Provident;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws, provided that if the Trust, Provident or ManagementCo is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Provident and ManagementCo shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Securities, the Trust, Provident and ManagementCo will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, either Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Provident or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust, Provident or ManagementCo of any communication from any Securities Commission or similar regulatory authority, either Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the Preliminary Confidential Memorandum, the Confidential Memorandum, any other part of the Public Record or the distribution of the Offered Securities.

(c) The Trust, Provident and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or (b) above and the Trust, Provident and ManagementCo will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust, Provident and ManagementCo shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in section 4 above.

(d) During the period of distribution of the Offered Securities, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Provident;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

(e) In the event the Trust, Provident or ManagementCo becomes aware, whether by receipt of notice by Richland or otherwise, of any material change in the business and affairs of Richland, or of any change or breach of any representation or warranty provided by Richland in the Richland Arrangement Agreement, which change, in either case, is or may be of such a nature as to render any such representation or warranty misleading or untrue in any material respect, the Trust shall promptly notify the Underwriters of such change.

(f) In the event the Richland Arrangement Agreement may be terminated by the Trust or Provident or in the event of any reasonable doubt as to whether the Trust or Provident may terminate the Richland Arrangement Agreement, the Trust shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the Trust's or Provident's right to terminate the Richland Arrangement Agreement, or the uncertainty as to the Trust's or Provident's right to exercise that right.

7. **Representations and Warranties of the Trust and Provident**

(a) Each delivery of the Prospectus pursuant to section 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Provident (and each of the Trust and Provident hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Provident and ManagementCo and the Offered Securities;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Quebec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Provident, their subsidiaries or, to the extent (if any) to which it affects the ability of ManagementCo to manage the Trust, ManagementCo.

(b) In addition to the representations and warranties contained in paragraph (a) hereof, each of the Trust and Provident jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of Provident, ManagementCo and the Provident Subsidiaries has been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of Provident, ManagementCo and the Provident Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) neither the Trust nor Provident has any subsidiaries (as defined in the ABCA) other than in the case of Provident, the Provident Subsidiaries, and neither the Trust nor Provident is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA), other than the Provident Subsidiaries;

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) all of the issued and outstanding shares in the capital of Provident and the Provident Subsidiaries are fully paid and non-assessable and legally and beneficially owned by the Trust in the case of Provident and Provident in the case of the Provident Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into or exchangeable for issued or unissued shares of Provident or the Provident Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued or issued securities of Provident or the Provident Subsidiaries;

(vii) the Trust has full power and authority to issue the Firm Units and the Over-Allotment Units and to grant the Over-Allotment Option and, at the Closing Date, the Firm Units and, at the Additional Closing Date, the Over-Allotment Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

(viii) none of the Trust, Provident and ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Provident or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Provident or ManagementCo is a party or by which any of the Trust, Provident or ManagementCo is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Provident or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident, ManagementCo or their respective subsidiaries;

(ix) each of the Trust, Provident and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(x) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust or Provident from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Provident since September 30, 2001 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Provident which have not been disclosed in the Prospectuses;

(xi) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Provident as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Provident as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xii) the Maxx Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Maxx as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Maxx as at the dates thereof required to be disclosed by generally excepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) the Founders Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Founders as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Founders as at the dates thereof required to be disclosed by generally excepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Maxx, Founders and Richland, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

(xv) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust, Provident or ManagementCo in connection with the sale and delivery of the Offered Securities hereunder, except such as may be required under the Applicable Securities Laws;

(xvi) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Provident are aware) threatened against or affecting the Trust, Provident or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Provident or ManagementCo or which affects or may affect the distribution of the Offered Securities;

(xvii) each of the Trust, Provident and ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(xviii) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(A) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(B) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

each of the Trust, Provident and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust nor Provident is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(xix) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xx) the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units of which 17,022,321 Trust Units and no Special Voting Units are issued and outstanding;

(xxi) no person holds any securities convertible into or exchangeable for Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or Special Voting Units or other securities of the Trust except for 617,900 Trust Units issuable on exercise of options granted to directors, officers and employees of Provident pursuant to the Trust's trust unit option plan, Trust Units issuable pursuant to the Trust Unitholder Rights Plan and the right of ManagementCo to elect to receive certain of its fees in Trust Units pursuant to the Management Agreement;

(xxii) no Securities Commission, Exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Provident are aware) threatened;

(xxiii) Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units;

(xxiv) the minute books of the Trust, Provident and ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Provident and ManagementCo;

(xxv) other than as provided for in this agreement, neither the Trust, Provident nor ManagementCo has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(xxvi) the issued and outstanding Trust Units are listed and posted for trading on the Exchanges;

(xxvii) the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba and New Brunswick and is not in default of any requirement of the Applicable Securities Laws;

(xxviii) the definitive form of certificates for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchanges;

(xxix) Provident has made available to Sproule, prior to the issuance of the Sproule Founders Report, for the purpose of preparing the Sproule Founders Report, all information requested by Sproule, which information does not contain any material misrepresentation. Neither the Trust nor Provident has any knowledge of a material adverse change in any production, cost, price (except for changes in commodity prices), reserves or other relevant information provided to Sproule since the date that such information was so provided. Each of the Trust and Provident believes that the Sproule Founders Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2001 based upon information available at the time such reserves information was prepared, and the Trust and Provident believe that at the date of such report it did not (and as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report, does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxx) neither the Trust nor Provident has any knowledge of a material adverse change in any reserves information contained in the Sproule Maxx Report, and the Trust and Provident believe that the Prospectuses reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties of Maxx as at January 1, 2001 (or as of the date hereof, except as may be attributable to changes in commodity prices and production since the date of such report) based upon information available at the time such reserves information was prepared;

(xxxi) neither the Trust nor Provident is aware of any defects, failures or impairments in the title of Provident to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Provident as disclosed in the Prospectuses; (B) the current production volumes of Provident; or (C) the current cash flow of Provident;

(xxxii) to the knowledge of the Trust and Provident, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

(xxxiii) Provident has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Provident to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xxxiv) the Trust is not an "Investment Company" within the meaning of that term under the United States Investment Company Act of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xxxv) the attributes and characteristics of the Offered Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xxxvi) with such exceptions as are not material to the Trust and Provident (taken as a whole), each of the Trust and Provident has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Provident and to the best of the knowledge, information and belief of the Trust and Provident there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Provident in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xxxvii) provided the Closing Time occurs on or before December 31, 2001 the Trust shall pay on the Firm Units, and, if the Additional Closing Time occurs on or prior to December 31, 2001, the Trust shall pay on the Over-Allotment Units, and the holders thereof will be entitled to receive on or about January 15, 2002, the distribution payable to unitholders of record on December 31, 2001;

(xxxviii) the representations and warranties of the Trust and Provident in the Richland Arrangement Agreement are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust or Provident; and

(xxxix) neither the Trust nor Provident has any reason to believe that the representations and warranties of Richland in the Richland Arrangement Agreement are not true and correct as of the date hereof or that Richland is in breach of any covenants of Richland in the Richland Arrangement Agreement, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of Richland, the Trust or Provident.

8. Representations and Warranties of ManagementCo

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

(a) ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(b) ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(c) ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of ManagementCo;

(d) ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications that:

(i) enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(e) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by ManagementCo in connection with the sale and delivery of the Offered Securities hereunder, except such as may be required under the Applicable Securities Laws;

(f) there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of ManagementCo;

(g) ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

(h) each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

(i) enforceability maybe limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court; and

ManagementCo is in compliance with the terms of such Material Agreements to which it is a party and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

(i) the minute books of ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo;

(j) other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

(k) to its knowledge, the representations and warranties of the Trust and Provident in the Richland Arrangement Agreement are true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Provident; and

(l) ManagementCo does not have any reason to believe that the representations and warranties of Richland in the Richland Arrangement Agreement are not true and correct as of the date hereof, a breach of which would have a material adverse effect on the Trust or Provident.

9. **Indemnity**

(a) Each of the Trust and Provident, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Securities imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 9(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities; or

(v) any breach of, default under or non-compliance by the Trust, Provident or ManagementCo with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of any Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Provident or ManagementCo hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 9(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Provident (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 9(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the

Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in sections 9, 10 and 11 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 9 and under section 10 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this section 9 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 9 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

10. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

(b) if the allocation provided by paragraph 10(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 10(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of

LPC\190761\5

the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 9.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 10 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this section 10 shall be limited to the amount actually received by the Underwriters under section 2.

11. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the reasonable fees and expenses of the Underwriters' counsel (to a maximum of $35,000), all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

12. Termination

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust, in the event that after the date hereof and at or prior to the Closing Time or the Additional Closing Time, as applicable:

(i) any order to cease or suspend trading in any securities of the Trust or Provident or prohibiting or restricting the distribution of any of the Offered Securities, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, any Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Provident or ManagementCo or any of the directors or senior officers of Provident or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, any Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Securities;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of ManagementCo or Provident, or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Provident or ManagementCo or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Provident or ManagementCo which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or the investment quality or marketability of the Offered Securities;

(iv) there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Provident or ManagementCo;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust, Provident or ManagementCo which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the Underwriters shall become aware of any adverse material change with respect to Richland which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof, and the Trust and Provident shall not have either terminated the Richland Arrangement Agreement in accordance with its terms or renegotiated the terms of the Richland Arrangement Agreement on terms and conditions satisfactory to the Underwriters in their sole discretion; or

(vii) the Trust, Provident or ManagementCo shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 12(a) or sections 13 or 17 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 12(a) or sections 13 or 17 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Provident or ManagementCo under sections 9, 10, 11 or 17. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Provident or ManagementCo, the liability of the Trust, Provident or ManagementCo hereunder shall be limited to the indemnity referred to in section 9, the contribution rights referred to in section 10 and the payment of expenses referred to in section 11.

13. Closing Documents

The obligations of the Underwriters hereunder, as to the Offered Units to be purchased at the Closing Time and as to the Over-Allotment Units to be purchased at the Additional Closing Time, shall be conditional upon all representations and warranties and other statements of the Trust, Provident and ManagementCo herein being, at and as of the Closing Time and the Additional Closing Time true and correct in all material respects, the Trust, Provident and ManagementCo having performed in all material respects, at the Closing Time and the Additional Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time and the Additional Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust, Provident and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iii) each of Provident and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(iv) the Trust is the registered and beneficial holder of all issued and outstanding shares of Provident, all of which have been duly authorized and validly issued as fully paid and non-assessable;

(v) each of the Trust, ManagementCo and Provident has all necessary trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo, respectively, and constitutes a legal, valid and binding obligation of each of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(vi) the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Provident and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Provident or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Provident or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

(vii) the form of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchanges) relating thereto;

(viii) the Offered Securities have been duly and validly created, allotted and in the case of the Offered Units issued as fully paid and non-assessable Trust Units of the Trust;

(ix) the Trust and the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Prospectuses;

(x) the Offered Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

(xi) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Over-Allotment Option for distribution to the Underwriters in each of the Qualifying Provinces;

(xii) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

(xiii) each of the Trust and Provident have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Provident to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xiv) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Units;

(xv) all laws of the Province of Quebec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Quebec;

(xvi) the Offered Units are conditionally listed and, upon notification to the Exchanges of the issuance and sale thereof, will be posted for trading on the Exchanges;

(xvii) the authorized and issued capital of the Trust;

(xviii) Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units (including the Offered Units);

(xix) holders of Offered Units whose certificates are recorded in the register maintained by the trustee or transfer agent of the Trust on or about December 31, 2001 are entitled to receive the distribution payable to such Unitholders on or about January 15, 2002;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Provident, ManagementCo, the transfer agent, the Trust's auditors and Richland's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Provident, ManagementCo and the Trust Units, including the issuance of the Offered Units;

(b) a certificate of each of the Trust and Provident dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the

Trust and Provident by the Chief Executive Officer and Chief Financial Officer of Provident or such other officers or directors of Provident satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Provident has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable;

(ii) the representations and warranties of the Trust and Provident set forth in this agreement are true and correct in all material respects at the Closing Time or Additional Closing Time, as applicable, as if made at such time; and

(iii) no event of a nature referred to in paragraphs 6(a), 6(b), 12(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a certificate of ManagementCo dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of ManagementCo by the Chief Executive Officer and President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

(i) ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable; and

(ii) the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time or Additional Closing Time, as applicable, as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

(d) a comfort letter of each of the Trust's auditors and Richland's auditors, addressed to the Underwriters and dated the Closing Date or the Additional Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(d) up to the Closing Time or Additional Closing Time, as applicable which comfort letter shall be not more than two Business Days prior to the Closing Date or Additional Closing Date, as applicable;

(e) evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the Exchanges not later than the close of business on the last Business Day preceding the Closing Date or Additional Closing Date, as applicable, and shall be posted for trading as at the opening of business on the Closing Date or Additional Closing Date, as applicable;

(f) evidence satisfactory to the Underwriters that the distribution payable to unitholders of record on or about December 31, 2001 will be paid on the Firm Units and, if the

Additional Closing Time occurs on or prior to December 31, 2001, the Over-Allotment Units; and

(g) such other certificates and documents as the Underwriters may request, acting reasonably.

14. Deliveries

(a) The sale of the Firm Units shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in section 13, the Underwriters, on the Closing Date, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary, in the amount of $35,000,000, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 13;

(ii) definitive certificates representing, in the aggregate, all of the Firm Units, registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) a certified cheque or bank draft payable to Scotia Capital Inc. representing the fee provided for in section 2, being an aggregate fee of $1,750,000.

(b) The sale of the Over-Allotment Units shall be completed at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree, on the date (the "**Additional Closing Date**") and at the time ("**Additional Closing Time**") specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units (provided that in no event shall such time be earlier than the Closing Time or earlier than two or later than ten Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Units), or at such other time and date as the Underwriters and the Trust may agree upon in writing.

(c) Subject to the conditions set forth in section 13, the Underwriters, at the Additional Closing Time, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary, in the amount of $8.75 per Over-Allotment Unit agreed to be purchased by the Underwriters from the Trust pursuant to their exercise of the Over-Allotment Option, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in section 13;

(ii) definitive certificates representing in the aggregate, all of the Over-Allotment Units registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time; and

(iii) a certified cheque or bank draft payable to Scotia Capital Inc. representing the fee provided for in section 2 in respect of the Over-Allotment Units.

15. Restrictions on Offerings

The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting options pursuant to the Trust's option plan described in the Prospectus, issuing Trust Units pursuant to options to purchase Trust Units outstanding under such plan on the date hereof or pursuant to the Management Agreement or issuing Trust Units to holders of Richland common shares pursuant to the Richland Arrangement Agreement).

16. *Notices*

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Provident or ManagementCo, be addressed to ManagementCo, c/o Mr. Thomas W. Buchanan, Chief Executive Officer, at the above address, Fax No. (403) 296-2232 with a copy to:

Macleod Dixon LLP
#3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Scott Negraiff
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric C. McFadden and Patrick Armstrong
Fax No.: (403) 298-4099

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Robert G. Wonnacott
Fax No.: (403) 265-0543

CIBC World Markets Inc.
1100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian D. Heald
Fax No.: (403) 260-0524

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Richard Cawkwell
Fax No.: (403) 508-3866

and a copy to:

Stikeman Elliott
4300 Bankers Hall
888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Christopher Nixon and Leland Corbett
Fax No.: (403) 266-9034

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

17. Conditions

All terms, covenants and conditions of this agreement to be performed by the Trust, Provident and ManagementCo shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Trust prior to the Closing Time or any Additional Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

18. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein (including, without limitation, those contained in sections 7 and 8) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

19. Several Liability of Underwriters

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of offered Units set forth opposite their names set forth in this section 19; and

(b) if any of the Underwriters does not purchase their applicable percentage of the total number of Offered Units, the others who shall be willing and able to purchase their own applicable percentages of the total number of offered Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time, provided that, notwithstanding the provisions of paragraph (b) of this section 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Trust Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Offered Units.

The applicable percentage of the total number of offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	32.5%
National Bank Financial Inc.	32.5%
CIBC World Markets Inc.	25%
Canaccord Capital Corporation	10%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Units or shall relieve any Underwriter in default from liability to the Trust, Provident, ManagementCo or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust, Provident or ManagementCo of their obligations under this agreement, there shall be no further liability on the part of the Trust, Provident or ManagementCo to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 9, 10 and 11.

20. Authority to Bind Underwriters

The Trust, Provident and ManagementCo shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under section 9 or 10, any matter referred to in section 12 or any agreement under section 19. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

21. Underwriters Covenants

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

(b) not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions; and

(c) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

22. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

23. Relationship Between the Trust, Provident, ManagementCo and the Underwriters

The Trust, Provident and ManagementCo: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Provident or ManagementCo nor otherwise fiduciaries of the Trust, Provident or ManagementCo; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

24. Stabilization

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

25. Governing Law

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Provident and ManagementCo and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

26. Time of the Essence

Time shall be of the essence of this agreement.

27. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

28. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

29. Further Assurances

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

30. Use of Proceeds

Each of Provident, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Trust Units hereunder in accordance with the disclosure in the Prospectus.

31. Distributions

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to unitholders of the Trust. The Trust agrees that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the distribution to be paid to Unitholders of record on or about December 31, 2001 be paid on the Firm Units and, if the Additional Closing Time occurs on or prior to December 31, 2001, the Over-Allotment Units. Accordingly, the Trust agrees that if for any reason the condition referred to in paragraph 13(f) is not satisfied, the Trust shall, at the Underwriters' election, reduce the purchase price for the Firm Units and, if the Over-Allotment Option has been exercised on or prior to December 29, 2001 and the notice of such exercise delivered pursuant to paragraph 14(b) provides for the Additional Closing Time to occur on or prior to December 31, 2001, the Over-Allotment Units by the amount of the distribution referred to above (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangements may be effected.

32. U.S. Offers

(a) The Underwriters, severally, but not jointly, make the representation, warranties and covenants applicable to them in Schedule "A" hereto and, severally, but not jointly, agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust represents, warrants and agrees that (i) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo has engaged or will engage in any directed selling effort (within the meaning of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**Securities Act**") with respect to the Offered Units; (ii) it and they have complied and will comply with the requirements for an "offshore transaction," as such term is defined in Regulation S; (iii) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo has offered or will offer to sell any of the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of section 4(2) of the Securities Act; (iv) it is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no "substantial U.S. market interest' (as such term is defined under Regulation S) in the Offered Units; and (v) it will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

33. Entire Agreement

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Provident or ManagementCo.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

By: *"Eric McFadden"*

NATIONAL BANK FINANCIAL INC.

By: *"Julian J. Din"*

CIBC WORLD MARKETS INC.

By: *"Arthur Korpach"*

CANACCORD CAPITAL CORPORATION

By: *"J. Roderick Matheson"*

ACCEPTED AND AGREED to as of the 26th day of November, 2001

PROVIDENT ENERGY TRUST, by Provident Energy Ltd.

By: *"Thomas W. Buchanan"*

PROVIDENT MANAGEMENT CORPORATION

By: *"Thomas W. Buchanan"*

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*

Schedule "A" to an underwriting agreement dated November 26, 2001 among Provident Energy Trust, Provident Energy Ltd., Provident Management Corporation and Scotia Capital Inc., National Bank Financial Inc., CIBC World Markets Inc. and Canaccord Capital Corporation as underwriters

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the "**Underwriting Agreement**") to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

(a) "**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

(b) "**Foreign Issuer**" means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

(c) "**General Solicitation**" and "**General Advertising**" means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

(d) "**Institutional Accredited Investor**" means those institutional "accredited investor's specified in Rule 501(a)(1), (2), (3) or (7) of Regulation D;

(e) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(f) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(g) "**SEC**" means the United States Securities and Exchange Commission;

(h) "**Securities**" means the Offered Units;

(i) "**Selling Dealer Group**" means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

(j) "**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S;

(k) "**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

(l) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(m) "**U.S. Person**" means a "U.S. person" as that term is defined in Regulation S; and

(n) "**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

2. Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it, its U.S. affiliate and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and 4 of this Schedule "A". Accordingly, the Underwriters, their U.S. affiliates and any Selling Dealer Group member have not engaged and will not engage in any Directed Selling Efforts with respect to the Securities, and have complied and will comply with the offering restriction requirements of Regulation S.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Trust.

3. Each Underwriter represents, warrants and covenants to the Trust that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

(a) all offers and sales of the Securities in the United States will be effected by Scotia Capital (USA) Inc. (the "**U.S. Placement Agent**") in accordance with all applicable U.S. broker-dealer requirements;

(b) all offers and sales of the Securities in the United States were made to Institutional Accredited Investors;

(c) it has not used and will not use any written material other than the Prospectuses together with the Preliminary Confidential Memorandum and the Confidential Memorandum (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

(d) immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, it continues to believe that each U.S. Purchaser (as defined below) is an Institutional Accredited Investor;

(e) neither it nor its representatives have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons; and

(f) prior to any sale of Securities in the United States, it will cause each purchaser thereof (each, a "**U.S. Purchaser**") to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 4 of this Schedule "A".

4. Each Underwriter agrees that prior to any sale of Securities in the United States, it shall cause each U.S. Purchaser to execute a purchaser's letter whereby it represents, warrants and agrees in writing to the Trust that such U.S. Purchaser:

(a) is authorized to consummate the purchase of the Securities;

(b) understands that the Securities will not be and have not been registered under the Securities Act and that the sale is being made to Institutional Accredited Investors in reliance on a private placement exemption;

(c) is an Institutional Accredited Investor and is acquiring the Securities for its own account or for one or more investor accounts for which it is acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

(d) agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

(i) the sale is to the Trust; or

(ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations; or

(iii) the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder; or

(iv) the Securities are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and it has furnished to the Trust an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to that effect; or

(v) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in such U.S. Purchaser's purchaser's letter (except that a subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Trust prior to the sale;

(e) understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144 under the Securities Act and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PROVIDENT ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PROVIDENT ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PROVIDENT ENERGY TRUST.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND PROVIDENT ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.';

provided that if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Trust may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Provident Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if the Securities are being sold under Rule 144 of the Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to Provident Energy Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

(f) has received a copy of the Offering Documents and has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of Provident Energy Trust concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which Provident Energy Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that the U.S. Purchaser considered necessary in connection with its decision to invest in the Securities;

(g) acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising; and

(h) understands and acknowledges that Provident Energy Trust (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause Provident Energy Trust not to be a Foreign Issuer. If Provident Energy Trust is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

5. At the closing, Scotia Capital Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

EXHIBIT 1

Underwriters' Certificate

In connection with the private placement of trust units (the "Securities") of Provident Energy Trust (the "Trust") with one or more U.S. institutional accredited investors (the "U.S. Purchasers") pursuant to [a] U.S. Purchaser's Letter[s], dated as of [date], the undersigned Scotia Capital Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of November 26, 2001 among the Trust, Provident Energy Ltd., Provident Management Corporation and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

(a) the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

(b) all offers and sales of the Securities in the United States were made to institutional "accredited investors", within the meaning of Rule 501(a)(1),(2),(3) or (7) under the United States Securities Act of 1933, as amended ("Institutional Accredited Investors");

(c) all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

(d) in connection with offers and sales of the Securities in the United States, no written material has been used or will be used, other than the Prospectuses, together with a United States covering memorandum relating to the offering in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

(e) immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;

(f) neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);

(g) prior to any sale of Securities in the United States, we caused each U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 4 of Schedule "A" to the Underwriting Agreement; and

(h) neither we nor any member of the Selling Dealer Group (as defined in Schedule "A" to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated: December ___, 2001

SCOTIA CAPITAL INC.

By: ______________________________

Name:

Title:

SCOTIA CAPITAL (USA) INC.

By: ______________________________

Name:

Title:

Exhibit 1.3

UNDERWRITING AGREEMENT

August 20, 2001

Provident Energy Trust
Provident Energy Ltd.
Provident Management Corporation
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Attention: Thomas W. Buchanan, Chief Executive Officer

Citicorp Capital Investors Ltd.
c/o Citibank Canada
4301, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Victor Roskey, Managing Director

Dear Sirs:

Re: Offering of Trust Units of Provident Energy Trust

Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc. and Canaccord Capital Corporation (the "**Underwriters**") understand that (i) Provident Energy Trust (the "**Trust**") proposes to issue and sell 2,170,000Trust Units (as herein defined) (the "**Treasury Units**"), and (ii) Citicorp Capital Investors Ltd. (the "**Selling Unitholder**") owns and proposes to sell 600,000 Trust Units (the "**Secondary Units**").

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly: (i) agree to purchase the Treasury Units from the Trust in the respective percentages set forth in paragraph 21 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all but not less than all, of the Treasury Units at the purchase price of $10.85 per Treasury Unit; and (ii) agree to purchase the Secondary Units from the Selling Unitholder in the respective percentages set forth in paragraph 21 hereof, and the Selling Unitholder hereby agrees to sell to the Underwriters at the Closing Time all but not less than all, of the Secondary Units at the purchase price of $10.85 per Secondary Unit.

The Trust and the Selling Unitholder hereby grant to the Underwriters an option (the "**Over-Allotment Option**") to purchase, at the Underwriters' election, up to 265,500 additional Trust Units (the "**Treasury Over-Allotment Units**") from the Trust and up to 150,000 additional Trust Units (the "**Secondary Over-Allotment Units**") from the Selling Unitholder for the purpose of covering over-allotments, if any, and market stabilization purposes (the Treasury Over-Allotment Units together with the Secondary Over-Allotment Units, are referred to as the "**Over-Allotment Units**"), being an aggregate of up to 415,500 Over-Allotment Units; provided that the first 150,000 Over-Allotment Units purchased upon exercise of the Over-Allotment Option shall be Secondary Over-Allotment Units purchased from the Selling Unitholder and any additional Over-Allotment Units shall be Treasury Over-Allotment Units purchased from the Trust. In the event and to the extent that the Underwriters exercise the Over-Allotment Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly: (i) agree to purchase from the Trust the number of Treasury Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in paragraph 21 hereof, and the Trust hereby agrees to issue and sell such number of Treasury Over-Allotment Units to the Underwriters at the purchase price of $10.85 per Treasury Over-Allotment Unit; and (ii) agree to purchase from the Selling Unitholder the number of Secondary Over-Allotment Units as to which the Over-Allotment Option shall have been exercised in the respective percentages set forth in paragraph 21 hereof, and the Selling Unitholder hereby agrees to sell such number of Secondary Over-Allotment Units to the Underwriters at the purchase price of $10.85 per Secondary Over-Allotment Unit.

1. **Definitions**

In this agreement:

a. **"ABCA"** means the *Business Corporations Act* (Alberta), sa. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

b. **"Additional Closing Date"** and **"Additional Closing Time"** have the meanings ascribed thereto respectively in paragraph 15(b) hereof;

c. **"AIF"** means the initial annual information form of the Trust dated June 22, 2001;

d. **"Applicable Securities Laws"** means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

e. **"ASC"** means the Alberta Securities Commission;

f. **"August Distribution"** has the meaning ascribed thereto in paragraph 7(b)(xxxviii);

g. **"Business Day"** means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

h. **"Closing Date"** means August 29, 2001;

i. **"Closing Time"** means 6:45 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters, the Trust and the Selling Unitholder may agree;

j. **"Confidential Memorandum"** means the Confidential Private Placement Offering Memorandum to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Units in the United States and referred to in Schedule "A" hereto;

k. **"Documents"** means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

   i. the AIF;

   ii. the audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

   iii. the audited consolidated financial statements of Maxx as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

   iv. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to March 31, 2001;

   v. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to June 30, 2001 and for the three months ended June 30, 2001; and

   vi. the material change report of the Trust dated April 5, 2001 with respect to the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement.

l. **"Exchanges"** means, collectively, The Toronto Stock Exchange and The American Stock Exchange;

m. **"Founders"** means Founders Energy Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on March 6, 2001;

n. **"Founders Financial Statements"** means the audited financial statements of Founders as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and auditors' report thereon;

o. **"Management Agreement"** means the agreement dated March 6, 2001, among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

p. **"ManagementCo"** means Provident Management Corporation, the manager of Provident and the Trust;

q. **"Material Agreements"** means, collectively, the Trust Indenture, Unanimous Shareholder Agreement, Management Agreement, Founders Note Indenture, Maxx Note Indenture, the agreements pursuant to which the Provident Royalties have been created and Unitholder Rights Plan Agreement;

r. **"Maxx"** means Maxx Petroleum Ltd., a corporation which existed under the ABCA and which was amalgamated with Provident on May 25, 2001;

s. **"Maxx Financial Statements"** means the audited consolidated financial statements of Maxx for the fiscal years ended December 31, 2000 and 1999, together with the report of the auditors' of Maxx thereon and the unaudited consolidated financial statements of Maxx for the three months ended March 31, 2001 and 2000;

t. **"MRRS Procedures"** means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System;

u. **"NI 44-101"** means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

v. **"Offered Units"** means, collectively, the Treasury Units, the Secondary Units and the Over-Allotment Units;

w. **"Offered Securities"** means, collectively, the Offered Units and the Over-Allotment Option;

x. **"Preliminary Confidential Memorandum"** means the Preliminary Confidential Private Placement Memorandum dated August 10, 2001, attached to all copies of the Preliminary Prospectus delivered in connection with the offering of the Offered Units in the United States and referred to in Schedule "A" hereto;

y. **"Preliminary Prospectus"** means the preliminary short form prospectus of the Trust dated August 9, 2001 and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

z. **"Prospectus"** means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

aa. **"Prospectuses"** means, collectively, the Preliminary Prospectus and the Prospectus;

ab. **"Provident"** means Provident Energy Ltd.;

ac. **"Provident Subsidiaries"** means 611335 Alberta Ltd. and 873798 Alberta Ltd.;

ad. **"Public Record"** means all information filed by or on behalf of the Trust and its predecessor entities including, without limitation, Founders and Maxx with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Founders Financial Statements, the Maxx Financial Statements, the Prospectus, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

ae. **"Qualifying Provinces"** means each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia, New Brunswick, Newfoundland and Prince Edward Island;

af. **"Securities Commissions"** means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

ag. **"Selling Dealer Group"** means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Units pursuant to this agreement;

ah. **"Sproule"** means Sproule Associates Limited, independent oil and gas reservoir engineers of Calgary, Alberta;

ai. **"Sproule Founders Report"** means the independent engineering evaluations of Founders' oil, natural gas liquids and natural gas interests prepared by Sproule dated January 12, 2001 and January 17, 2001 both effective January 1, 2001;

aj. **"Sproule Maxx Report"** means the independent engineering evaluation prepared by Sproule dated February 28, 2001 evaluating effective January 1, 2001, the crude oil, natural gas liquids and natural gas reserves attributable to all of the properties of Maxx on a consolidated basis;'

ak. **"subsidiary"** has the meaning assigned thereto in the ABCA;

al. **"Supplementary Material"** means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust or the Selling Unitholder under the Applicable Securities Laws or pursuant to the requirements of the U.S. Exchange Act or the U.S. Securities Act (as those terms are defined in Schedule "A");

am. **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder;

an. **"Trustee"** means Computershare Trust Company of Canada, as trustee of the Trust;

ao. **"Trust Assets"** means, collectively, the Provident Royalties, the Acquisition Notes, the Initial Notes, the Subsequent Investments, the Permitted Investments and cash;

ap. **"Trust Indenture"** means the amended and restated trust indenture dated as of January 25, 2001 as amended and restated as of March 5, 2001 between the Trustee and Founders;

aq. **"Trust Units"** means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

ar. **"Trust's auditors"** means Pricewaterhouse Coopers LLP, chartered accountants, Calgary, Alberta and includes, as applicable, Ernst & Young LLP, chartered accountants, Calgary, Alberta in their capacity as auditors of Maxx, a predecessor of Provident;

as. **"Trust's counsel"** means Macleod Dixon LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

at. **"Trust Financial Statements"** means, collectively:

i. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to March 31, 2001;

ii. the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to June 30, 2001 and for the three months ended June 30, 2001; and

iii. the pro forma consolidated statements of operations and cash available for distribution for the year ended December 31, 2000 and the six months ended June 30, 2001;

au. **"Unanimous Shareholder Agreement"** means the unanimous shareholder agreement entered into as of March 6, 2001 among Provident, ManagementCo and the Trustee, as trustee for and on behalf of the Trust;

av. **"Underwriters' counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Underwriters, with the consent of the Trust, may appoint; and

"misrepresentation", **"material change"** and **"material fact"** shall have the meanings ascribed thereto under the Applicable Securities Laws of the Qualifying Provinces, **"distribution"** means **"distribution"** or **"distribution to the public"**, as the case may be, as defined under the Applicable Securities Laws of the Qualifying Provinces and **"distribute"** has a corresponding meaning.

In addition, **"Acquisition Notes"**, **"Founders Note Indenture"**, **"Initial Notes"**, **"Maxx Note Indenture"**, **"Permitted Investments"**, **"Provident Royalties"**, **"Special Voting Units"**, **"Subsequent Investments"**, **"Trust Unitholder Rights Plan"** and **"Unitholder Rights Plan Agreement"** shall have the meanings ascribed thereto in the AIF.

2. **Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Units:

a. the Trust agrees to pay the Underwriters

   i. at the Closing Time a fee of $0.651 per Treasury Unit for each Treasury Unit purchased (being an aggregate amount of $1,412,670), and a fee of $0.3255 per Secondary Unit for each Secondary Unit purchased (being an aggregate amount of $195,300); and

   ii. at the Additional Closing Time a fee of $0.651 per Treasury Over-Allotment Unit for each Treasury Over-Allotment Unit purchased (being an aggregate amount of up to $172,840.50), and a fee of $0.3255 per Secondary Over-Allotment Unit for each Secondary Over-Allotment Unit purchased (being an aggregate amount of up to $48,825);

   all such fees being payable from the general funds of the Trust; and

b. the Selling Unitholder agrees to pay the Underwriters,

   i. at the Closing Time, a fee of $0.3255 per Secondary Unit for each Secondary Unit purchased (being an aggregate amount of $195,300); and

   ii. at the Additional Closing Time, a fee of $0.3255 per Secondary Over-Allotment Unit for each Secondary Over-Allotment Unit purchased (being an aggregate amount of up to $48,825);

   such fees being payable from the general funds of the Selling Unitholder.

The foregoing fees (collectively, the "**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Units and withheld for the account of the Underwriters. In the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is eligible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses incurred in connection with the underwriting as set forth in paragraph 12 hereof.

3. **Qualification for Sale**

a. The Trust represents and warrants to the Underwriters that it has prepared and filed the Preliminary Prospectus with the Securities Commissions, including a French language version thereof in the Province of Québec, and has obtained receipts therefor and, in filing the Preliminary Prospectus, has elected and complied in all respects with the MRRS Procedure and has selected the Province of Alberta as the principal regulator under the MRRS Procedures.

b. The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Units for distribution to the public in the Qualifying Provinces and for distribution on a "private placement" basis in the United States and to qualify the distribution to the Underwriters of the Over-Allotment Option in the Qualifying Provinces. Without limitation of the foregoing, such compliance shall include filing the Prospectus and related documents and obtaining no later than 1:00 p.m. (Calgary time) on August 21, 2001 a final MRRS decision document receipt from the ASC evidencing that a receipt dated August 21, 2001 for the Prospectus in each of the Qualifying Provinces shall be obtained.

4. **Delivery of Prospectus and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters the documents set out below at the respective times indicated:

a. As soon as they are available and in any event not later than August 20, 2001, copies of the Prospectus signed as required by the Applicable Securities Laws of the Qualifying Provinces, including copies of any Supplementary Material which have not previously been delivered to the Underwriters;

b. As soon as they are available and in any event not later than August 21, 2001, the Confidential Memorandum;

c. As soon as they are available, copies of any Supplementary Material, signed as required by the Applicable Securities Laws of the Qualifying Provinces and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

d. Prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from the Trust's auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Maxx and Founders, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

e. At the time of delivery to the Underwriters of the Prospectus, the Trust shall deliver to the Underwriters:

   i. an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Prospectus, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

   ii. a letter from the Trust's auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Prospectus in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(e)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel.

Such delivery shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the Preliminary Confidential Memorandum, the Confidential Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Units.

5. **Commercial Copies**

a. The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on August 21, 2001 and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectus cause to be delivered to the Underwriters, without charge, commercial copies of the Prospectus or such Supplementary Material (both English and French Versions) and the Confidential Memorandum in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents; and

b. The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. **Material Change**

a. During the period of distribution of the Offered Units, the Trust, Provident, ManagementCo and (to the extent known) the Selling Unitholder will promptly inform the Underwriters of the full particulars of:

   i. any material change (actual, anticipated or threatened) in or affecting the business, operations, capital, condition (financial or otherwise) of the Trust, Provident or their respective properties, assets, liabilities (contingent or otherwise), operations, revenue or subsidiaries, or affecting the ability of ManagementCo to manage the Trust and Provident;

   ii. any change in any material fact contained or referred to in the Prospectus or any Supplemental Material; and

   iii. the occurrence of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

      A. render the Prospectus or any Supplemental Material untrue, false or misleading in a material respect;

      B. result in a misrepresentation in the Prospectus or any Supplemental Material; or

      C. result in the Prospectus or any Supplemental Material not complying in any material respect with Applicable Securities Laws,

   provided that if the Trust, Provident, ManagementCo or the Selling Unitholder is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust, Provident, ManagementCo or the Selling Unitholder, as the case may be, shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

b. During the period of distribution of the Offered Units, the Trust, Provident, ManagementCo and (to the extent known) the Selling Unitholder will promptly inform the Underwriters of the full particulars of:

i. any request of any Securities Commission for any amendment to the Prospectus or any other part of the Public Record or for any additional information;

ii. the issuance by any Securities Commission or similar regulatory authority, any Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Trust or Provident or of the institution or threat of institution of any proceedings for that purpose; and

iii. the receipt by the Trust, Provident, ManagementCo or the Selling Unitholder of any communication from any Securities Commission or similar regulatory authority, any Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, the Preliminary Confidential Memorandum, the Confidential Memorandum, any other part of the Public Record or the distribution of the Offered Securities;

c. The Trust, Provident and ManagementCo will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws of the Qualifying Provinces with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) and (b) above and the Trust, Provident and ManagementCo will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or other Supplementary as may be required under Applicable Securities Laws; and

d. During the period of distribution of the Offered Units, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

i. any financial statement of the Trust or Provident;

ii. any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

iii. any press release of the Trust.

7. Representations and Warranties of the Trust and Provident

a. Each delivery of the Prospectus pursuant to paragraph 4 shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Provident (and each of the Trust and Provident hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

i. all of the information and statements (except information and statements furnished by and relating solely to the Underwriters or the Selling Unitholder) contained in the Prospectus, including, without limitation, the documents incorporated by reference, as the case may be:

A. are at the respective dates of such documents, true and correct in all material respects;

B. contain no misrepresentation; and

C. constitute full, true and plain disclosure of all material facts relating to the Trust, Provident and ManagementCo and the Offered Securities;

ii. the Prospectus, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws of the Qualifying Provinces, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

iii. except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Prospectus and any Supplementary Material to the time of delivery thereof, in the affairs, operations, assets, liabilities (contingent or otherwise), or ownership of the Trust, Provident or, to the extent (if any) to which it affects the ability of the Manager to manage the Trust, the Manager.

b. In addition to the representations and warranties contained in clause (a) hereof, each of the Trust and Provident jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

i. the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta and has all requisite trust authority and power to carry on its business as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

ii. each of Provident and ManagementCo have been duly incorporated and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

iii. each of Provident and ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

iv. neither the Trust nor Provident has any subsidiaries (as defined in the ABCA) other than in the case of Provident, the Provident Subsidiaries, and neither the Trust nor Provident is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA), other than the Provident Subsidiaries;

v. the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

vi. all of the issued and outstanding shares in the capital of Provident and the Provident Subsidiaries are fully paid and non-assessable and legally and beneficially owned by the Trust in the case of Provident and Provident in the case of the Provident Subsidiaries free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and no person holds any securities convertible into issued or unissued shares of Provident or the Provident Subsidiaries or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued or issued securities of Provident or the Provident Subsidiaries;

vii. the Trust has full power and authority to issue the Treasury Units, the Treasury Over-Allotment Units and the Over-Allotment Option and, at the Closing Date the Treasury Units and at the additional Closing Date the Treasury Over-Allotment Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, will be duly and validly issued as fully paid and non-assessable;

viii. neither the Trust, Provident nor ManagementCo is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, the Trust Indenture, any term or provision of the articles, by-laws or resolutions of the Trust, Provident or ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Provident or ManagementCo is a party or by which any of the Trust, Provident or ManagementCo is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Trust, Provident or ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of the Trust, Provident or ManagementCo or their respective properties or assets;

ix. each of the Trust, Provident and ManagementCo has full trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo and this agreement is a legal, valid and binding obligation of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, which are available only in the discretion of the applicable court;

x. there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and Provident from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Trust and Provident since June 30, 2001 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Trust or Provident which have not been disclosed in the Prospectuses;

xi. the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust and Provident as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust and Provident as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

xii. the Maxx Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Maxx as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Maxx as at the dates thereof required to be disclosed by generally excepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

xiii. the Founders Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Founders as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Founders as at the dates thereof required to be disclosed by generally excepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

xiv. the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, Maxx and Founders, and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements, accurately reflect such assumptions;

xv. no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust in connection with the sale and delivery of the Offered Securities hereunder, except such as may be required under the Applicable Securities Laws;

xvi. there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Provident are aware) threatened against or affecting the Trust, Provident or ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of the Trust, Provident or ManagementCo or their respective properties and assets or which affects or may affect the distribution of the Offered Securities;

xvii. each of the Trust, Provident and ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses;

xviii. each of the Material Agreements is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

A. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

B. equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

each of the Trust, Provident and ManagementCo, as applicable, are in compliance with the terms of such Material Agreements and neither the Trust nor Provident is aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

xix. the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

xx. the authorized capital of the Trust consists of an unlimited number of Trust Units and an unlimited Special Voting Units of which 14,586,821 Trust Units and no Special Voting Units are issued and outstanding;

xxi. no person holds any securities convertible or exchangeable into Trust Units or Special Voting Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued Trust Units or Special Voting Units or other securities of the Trust except for 619,900 Trust Units issuable on exercise of options granted to directors, officers and employees of Provident pursuant to the Trust's trust unit option plan and Trust Units issuable pursuant to the Trust Unitholder Rights Plan;

xxii. no Securities Commission, any Exchange nor any similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Provident are aware) threatened;

xxiii. Computershare Trust Company of Canada at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Trust with respect to its Trust Units;

xxiv. the minute books of the Trust, Provident and ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust, Provident and ManagementCo;

xxv. other than as provided for in this agreement, neither the Trust, Provident nor ManagementCo has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

xxvi. the issued and outstanding Trust Units including, without limitation, the Secondary Units and Secondary Over-Allotment Units are listed and posted for trading on the Exchanges;

xxvii. the Trust is a "reporting issuer" in the provinces of Alberta, British Columbia, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Québec and Saskatchewan within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba and New Brunswick;

xxviii. the Trust is qualified to use NI 44-101 in the Qualifying Provinces and the simplified prospectus rules of the *Securities Act* (Québec) and is not in default thereunder;

xxix. the definitive form of certificates for the Trust Units is in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchanges;

xxx. Provident has made available to Sproule, prior to the issuance of the Sproule Founders Report, for the purpose of preparing the Sproule Founders Report, all information requested by Sproule, which information does not contain any material misrepresentation. Neither the Trust nor Provident has any knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to Sproule since the date that such information was so provided. Each of the Trust and Provident believes that the Sproule Founders Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves associated with the crude oil, natural gas liquids and natural gas properties evaluated in such report as at January 1, 2001 based upon information available at the time such reserves information was prepared, and the Trust and Provident believe that at the date of such report it did not overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

xxxi. neither the Trust nor Provident has any knowledge of a material adverse change in any reserves information contained in the Sproule Maxx Report, and the Trust and Provident believe that the Prospectuses reasonably presents the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the crude oil, natural gas liquids and natural gas properties of Maxx as at January 1, 2001, based upon information available at the time such reserves information was prepared;

xxxii. neither the Trust nor Provident is aware of any defects, failures or impairments in the title of Provident to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Provident as disclosed in the Prospectuses; (B) the current production volumes of Provident; or (C) the current cash flow of Provident;

xxxiii. to the knowledge of the Trust and Provident, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, all as described in the Prospectuses;

xxxiv. Provident has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Provident to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

xxxv. the Trust is not an "Investment Company" within the meaning of that term under the *United States Investment Company Act* of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

xxxvi. the attributes and characteristics of the Offered Securities conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

xxxvii. with such exceptions as are not material to the Trust and Provident (taken as a whole), each of the Trust and Provident has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and re-assessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust or Provident and to the best of the knowledge, information and belief of the Trust and Provident there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust or Provident in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority; and

xxxviii. the Trust has declared a monthly cash distribution (the **"August Distribution"**) of $0.27 per Trust Unit payable on or about September 15, 2001 and has established August 31, 2001 as the record date for determining holders of Trust Units eligible to receive such distribution; the Trust has taken all necessary steps pursuant to the Trust Indenture, the rules of the Exchanges and other applicable legal requirements to authorize and declare the August Distribution and to establish the record date therefore as August 31, 2001; and provided the Closing Time occurs on or before August 31, 2001 the Trust shall pay on the Treasury Units and the Secondary Units, and the holders thereof will be entitled to receive on or about September 15 the August Distribution.

8. **Representations and Warranties of ManagementCo**

ManagementCo represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement, that:

a. ManagementCo has been duly incorporated and organized and is valid and subsisting under the laws of the Province of Alberta, and has all requisite corporate authority and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

b. ManagementCo is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

c. ManagementCo is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement by ManagementCo or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of ManagementCo, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which ManagementCo is a party or by which ManagementCo is bound including, without limitation, the Material Agreements to which it is a party, or any judgment, decree, order, statute, rule or regulation applicable to ManagementCo, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, ownership or condition (financial or otherwise) of ManagementCo or its properties or assets;

d. ManagementCo has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by ManagementCo and this agreement is a legal, valid and binding obligation of ManagementCo enforceable against ManagementCo in accordance with its terms subject to the general qualifications that:

i. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

ii. equitable remedies, including the remedies of specific performance and injunctive relief, which are available only in the discretion of the applicable court;

e. there are no actions, suits, proceedings or inquiries pending or (as far as ManagementCo is aware) threatened against or affecting ManagementCo at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations or condition (financial or otherwise) of ManagementCo or its properties and assets;

f. ManagementCo has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses including, without limitation, performing its obligations under the Material Agreements to which it is a party;

g. each of the Material Agreements to which ManagementCo is a party is properly described as to parties, dates and as to amendments thereto, each of such agreements is a legal, valid and binding obligation of the respective parties thereto enforceable against such parties in accordance with its terms subject to the general qualifications that:

i. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

ii. equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

ManagementCo is in compliance with the terms of such Material Agreements to which it is a party and ManagementCo is not aware of any default or breach of a material nature under any of such Material Agreements by any other party thereto;

h. the minute books of ManagementCo are true and correct and at the Closing Date will contain the minutes of all meetings and all resolutions of the directors and shareholders of ManagementCo; and

i. other than as provided for in this agreement, ManagementCo has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein.

9. **Representations and Warranties of the Selling Unitholder**

The Selling Unitholder represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement, that:

a. the Selling Unitholder has been duly incorporated and organized and is validly existing under the laws of its jurisdiction of incorporation, and has all requisite corporate authority and power to carry on its business and to own the Secondary Units and Secondary Over-Allotment Units and to enter into and perform its obligations under this agreement;

b. the Selling Unitholder is now and will, at the Closing Time and the Additional Closing Time, be the beneficial owner of record with a good and marketable title thereto of not less than that number of Secondary Units and Secondary Over-Allotment Units to be purchased from it pursuant to the provisions of this agreement, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever and any and all approvals, authorizations or consents necessary to enable the Selling Unitholder to validly execute, deliver and perform this agreement including, without limitation, to sell the Secondary Units and the Secondary Over-Allotment Units and grant the Over-Allotment Option, have been obtained;

c. no person, firm or corporation now has (except the Underwriters pursuant hereto) any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement (including convertible securities or warrants), for the purchase from the Selling Unitholder of any Secondary Units or Secondary Over-Allotment Units;

d. the execution and delivery of, and the performance of and compliance with the terms of this agreement by the Selling Unitholder or any of the transactions contemplated hereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under any term or provision of the articles, by-laws or resolutions of the Selling Unitholder, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Selling Unitholder is a party or by which a Selling Unitholder is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Selling Unitholder;

e. the Selling Unitholder has full corporate power and authority to enter into this agreement and to perform its obligations set out herein and this agreement has been duly authorized, executed and delivered by the Selling Unitholder and this agreement is a legal, valid and binding obligation of the Selling Unitholder enforceable against the Selling Unitholder in accordance with its terms subject to the general qualifications that:

   i. enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors' rights generally; and

   ii. equitable remedies, including the remedies of specific performance and injunctive relief, which are available only in the discretion of the applicable court;

f. there are no actions, suits, proceedings or inquiries pending or (as far as the Selling Unitholder is aware) threatened against or affecting the Selling Unitholder at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way affects or questions the validity of any action to be taken by the Selling Unitholder pursuant to or in connection with this agreement including, without limitation, the sale and delivery of the Secondary Units and Secondary Over-Allotment Units or the grant of the Over-Allotment Option;

g. the Selling Unitholder is not a non-resident of Canada within the meaning of the Tax Act;

h. the Secondary Units and Secondary Over-Allotment Units to be sold by the Selling Unitholder hereunder have at all times been legally and beneficially owned by the Selling Unitholder and, without limitation, no person who is a non-resident of Canada with the meaning of the Tax Act has ever had any legal or beneficial interest in the Secondary Units or the Secondary Over-Allotment Units;

i. upon delivery of the Secondary Units and the Secondary Over-Allotment Units against payment of the purchase price therefor as contemplated herein, the Underwriters will receive good and marketable title thereto including, without limitation, the right to receive the August Distribution free and clear of any mortgage, lien, charge, pledge, security interest, encumbrance, claim or demand whatsoever;

j. other than as provided for in this agreement, the Selling Unitholder has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission or other similar forms of compensation with respect to the transactions contemplated herein;

k. no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Selling Unitholders in connection with the sale and delivery of the Secondary Units and Secondary Over-Allotment Units or the grant of the Over-Allotment Option hereunder, except such as may be required under the Applicable Securities Laws;

l. all statements contained in the Preliminary Prospectus and the Prospectus which relate directly or indirectly to the Selling Unitholder, the Secondary Units or the Secondary Over-Allotment Units are fully, truly and plainly disclosed therein and no material facts have been omitted therefrom relating to the Selling Unitholder, the Secondary Units or the Secondary Over-Allotment Units nor has any fact relating to the Selling Unitholder, the Secondary Units or the Secondary Over-Allotment Units been omitted therefrom, the omission of which could render any statement therein misleading; and

m. except for the agreement to convert and redeem among Provident, the Trust and the Selling Unitholder dated January 25, 2001, and the qualification rights agreement dated January 25, 2001 among the Trust, Founders and the Selling Unitholder, the Selling Unitholder is not a party to any contract or agreement with Provident or the Trust.

10. **Indemnity**

a. The Trust and Provident, jointly and severally, shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

i. any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters or the Selling Unitholder and furnished to the Trust by the Underwriters or the Underwriters' counsel or the Selling Unitholder, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters or Selling Unitholder) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

ii. any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters or the Selling Unitholder and furnished to the Trust by the Underwriters or the Underwriters' counsel or the Selling Unitholder, as the case may be, expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by on behalf of the Trust;

iii. any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 10(a)(ii);

iv. any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Units; or

v. any breach of, default under or non-compliance by the Trust, Provident or ManagementCo with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of any Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust, Provident or ManagementCo hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

b. The Selling Unitholder shall indemnify and save the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

i. any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto relating to the Selling Unitholder including information relating to the Selling Unitholder's ownership of the Secondary Units and the Secondary Over-Allotment Units (**"Selling Unitholder Information"**) which is or is alleged to be untrue or any omission or alleged omission to provide any information relating to Selling Unitholder Information or state any fact the omission of which makes or is alleged to make any such information or statement relating to Selling Unitholder Information untrue or misleading in light of the circumstances in which it was made;

ii. any misrepresentation or alleged misrepresentation relating to Selling Unitholder Information contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record;

iii. any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Secondary Units imposed by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 10(b)(ii);

iv. any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Secondary Units or Secondary Over-Allotment Units relating to Selling Unitholder Information or the activities or alleged activities of the Selling Unitholder; or

v. any breach of, default under or non-compliance by the Selling Unitholder with any requirements of Applicable Securities Laws, the by-laws, rules or regulations of any Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Selling Unitholder hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that, for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

c. If any claim contemplated by paragraph 10(a) or (b) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the **"Indemnified Person"**) shall notify the Trust and Provident or the Selling Unitholder, as applicable (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 10(a) or 10(b) if:

i. the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

ii. the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

iii. the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

d. Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

e. If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

f. The rights and remedies of the Indemnified Persons set forth in paragraphs 10, 11 and 12 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

g. The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this section 10 and under section 11 with respect to all such agents, directors, officers, shareholders and employees.

h. The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

i. The rights of indemnity contained in this section 10 shall not apply if the Indemnifying Parties have complied with the provisions of sections 3 and 4 and the person asserting any claim contemplated by this section 10 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

j. If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

11. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

a. in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Units; or

b. if the allocation provided by paragraph 11(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 11(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 10.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Units), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 11 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 11 shall be limited to the amount actually received by the Underwriters under paragraph 2.

12. **Expenses**

Whether or not the transactions contemplated herein shall be completed, all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus any Supplementary Material and the "greensheet" and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with marketing meetings, the reasonable fees (not exceeding $45,000, exclusive of GST) and expenses of the Underwriters' counsel, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

13. **Termination**

a. The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust and the Selling Unitholder, in the event that after the date hereof and at or prior to the Closing Time or the Additional Closing Time, as applicable:

   i. any order to cease or suspend trading in any securities of the Trust or Provident or prohibiting or restricting the distribution of any of the Offered Securities, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, any Exchange or by any other competent authority, and has not been rescinded, revoked or withdrawn;

   ii. any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Trust, Provident, ManagementCo or the Selling Unitholder or any of the directors or senior officers of Provident or ManagementCo is announced, commenced or threatened by any securities commission or similar regulatory authority, any Exchange or by any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof adversely affects the trading or distribution of the Offered Securities;

   iii. there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of ManagementCo or Provident, or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Provident or ManagementCo or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Provident or ManagementCo which in the Underwriters' opinion, could reasonably be expected to have a significant adverse effect on the market price of value of the Offered Securities or the investment quality or marketability of the Offered Securities;

iv. there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Trust, Provident or ManagementCo, such that it would not be practical (in the sole opinion of the Underwriters, acting reasonably) to market the Offered Units;

v. the Underwriters shall become aware of any adverse material change with respect to the Trust, Provident or ManagementCo which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

vi. the Trust, Provident, ManagementCo or the Selling Unitholder shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement, in any material respect; or

vii. the state of the financial market is such that, in the reasonable opinion of the Underwriters or any one of them, the Offered Units cannot be marketed profitably;

b. The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 13(a) or paragraphs 14 or 19 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Units for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 13(a) or paragraphs 14 or 19 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

c. Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust and the Selling Unitholder, provided that no termination shall discharge or otherwise affect any obligation of the Trust, Provident or the Selling Unitholder under paragraphs 10, 11, 12 or 19. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

d. If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust, Provident, ManagementCo or the Selling Unitholder, the liability of the Trust, Provident, ManagementCo or the Selling Unitholder hereunder shall be limited to the indemnity referred to in section 10, the contribution rights referred to in section 11 and the payment of expenses referred to in section 12.

14. **Closing Documents**

The obligations of the Underwriters hereunder, as to the Offered Units to be purchased at the Closing Time and as to the Over-Allotment Units to be purchased at the Additional Closing Time, shall be conditional upon all representations and warranties and other statements of the Trust, Provident, ManagementCo and the Selling Unitholder herein being, at and as of the Closing Time and the Additional Closing Time true and correct in all material respects, the Trust, Provident, ManagementCo and the Selling Unitholder having performed in all material respects, at the Closing Time and the Additional Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time and the Additional Closing Time:

a. Favorable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Trust, Provident and ManagementCo and the transactions contemplated hereby, including, without limitation, that:

i. the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

ii. the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

iii. each of Provident and ManagementCo has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

iv. the Trust is the registered and beneficial holder of all issued and outstanding shares of Provident, all of which have been duly authorized and validly issued as fully paid and non-assessable;

v. each of the Trust, ManagementCo and Provident has all necessary trust or corporate power and authority to enter into this agreement and to perform its obligations set out herein, and this agreement has been duly authorized, executed and delivered by the Trust, Provident and ManagementCo, respectively, and constitutes a legal, valid and binding obligation of each of the Trust, Provident and ManagementCo enforceable against the Trust, Provident and ManagementCo in accordance with its terms subject to laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

vi. the execution and delivery of this agreement and the fulfilment of the terms hereof by each of the Trust, Provident and ManagementCo, and the performance of and compliance with the terms of this agreement by the Trust, Provident and ManagementCo does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws or any term or provision of the Trust Indenture, the articles, by-laws or resolutions of the unitholders or the directors or shareholders of the Trust, Provident or ManagementCo, as applicable, or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust, Provident or ManagementCo is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements;

vii. the form of the definitive certificate representing the Trust Units has been approved and adopted by the Trust and complies with all legal requirements (including all applicable requirements of the Exchanges) relating thereto;

viii. the Offered Securities have been duly and validly created, allotted and in the case of the Offered Units issued as fully paid and non-assessable Trust Units of the Trust;

ix. the Trust and the attributes of the Offered Securities conform in all material respects with the description thereof contained in the Prospectuses;

x. the Offered Units are eligible investments under the statutes set out under the heading "Eligibility for Investment" in the Prospectuses;

xi. all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Units for distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Over-Allotment Option for distribution to the Underwriters in each of the Qualifying Provinces;

xii. the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces;

xiii. each of the Trust and Provident have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Provident to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

xiv. subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Units;

xv. all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Units to purchasers in the Province of Québec;

xvi. the Offered Units are conditionally listed and, upon notification to the Exchanges of the issuance and sale thereof, will be posted for trading on the Exchanges;

xvii. the authorized and issued capital of the Trust;

xviii. Computershare Trust Company of Canada, at its principal offices in Calgary and Toronto has been duly appointed the transfer agent and registrar for the Trust Units (including the Offered Units);

xix. the August Distribution has been duly and validly declared , the record date for determining Unitholders entitled to receive the August Distribution is August 31, 2001 and holders of trust units whose certificates are recorded in the register maintained by the trustee or transfer agent of the Trust as of such record date are entitled to receive such distribution;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Units as the Underwriters may reasonably request including, without limitation, a favorable legal opinion of legal counsel acceptable to the Underwriter) with respect to the Selling Unitholder, the Secondary Units and the Secondary Over-Allotment Units similar in such scope and substance to subparagraphs 14(a), (iii), (v), (vi) and (xi) and as to ownership of the Secondary Units and the Secondary Over-Allotment Units by the Selling Unitholder.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Provident, ManagementCo, the Selling Unitholder, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Provident, ManagementCo, Selling Unitholder and the Trust Units, including the issuance of the Offered Units;

b. A certificate of each of the Trust and Provident dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the Trust and Provident by the Chief Executive Officer and Chief Financial Officer of Provident or such other officers or directors of Provident satisfactory to the Underwriters, acting reasonably, certifying that:

i. each of the Trust and Provident has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable;

ii. the representations and warranties of the Trust and Provident set forth in this agreement are true and correct in all material respects at the Closing Time or Additional Closing Time, as applicable, as if made at such time; and

iii. no event of a nature referred to in sections 6(a), 6(b), 13(a)(i), (ii) or (iii) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

c. A certificate of ManagementCo dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of ManagementCo by the Chief Executive Officer and President of ManagementCo or such other officers or directors of ManagementCo satisfactory to the Underwriters, acting reasonably, certifying that:

i. ManagementCo has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable; and

ii. the representations and warranties of ManagementCo set forth in this agreement are true and correct in all material respects at the Closing Time or Additional Closing Time, as applicable, as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

d. A certificate of the Selling Unitholder dated the Closing Date or Additional Closing Date, as applicable, addressed to the Underwriters and signed on behalf of the Selling Unitholder by the Vice-President of the Selling Unitholder or such other officers or directors of the Selling Unitholder satisfactory to the Underwriters, acting reasonably, certifying that:

i. the Selling Unitholder has complied with and satisfied all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time or Additional Closing Time, as applicable; and

ii. the representations and warranties of the Selling Unitholder set forth in this agreement are true and correct in all material respects at the Closing Time or Additional Closing Time, as applicable, as if made at such time;

and the Underwriters shall have no knowledge to the contrary;

e. A comfort letter of the Trust's auditors, addressed to the Underwriters and dated the Closing Date or the Additional Closing Date, as applicable, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(d) hereof up to the Closing Time or Additional Closing Time, as applicable, which comfort letter shall be not more than two Business Days prior to the Closing Date and Additional Closing Date, as applicable;

f. Evidence satisfactory to the Underwriters that the Offered Units have been conditionally listed on the Exchanges not later than the close of business on the last Business Day preceding the Closing Date or Additional Closing Date, as applicable, and shall be posted for trading as at the opening of business on the Closing Date or Additional Closing Date, as applicable;

g. Evidence satisfactory to the Underwriters that the August Distribution will be paid on the Treasury Units and the Secondary Units and, if the Additional Closing Time occurs on or prior to August 31, 2001, the Over-Allotment Units; and

h. Such other certificates and documents as the Underwriters may request, acting reasonably.

15. **Deliveries**

a. The sale of the Treasury Units and the Secondary Units shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust, the Underwriters and the Selling Unitholder may agree. Subject to the conditions set forth in paragraph 14, the Underwriters, on the Closing Date, shall deliver to the Trust a certified cheque or bank draft payable to the Trust at par in Calgary, in the amount of $23,544,500, in respect of the Treasury Units and shall deliver to the Selling Unitholder a certified cheque or bank draft payable to the Selling Unitholder at par in Calgary, in the aggregate amount of $6,510,000, against delivery by the Trust and the Selling Unitholder of:

i. the opinions, certificates and documents referred to in paragraph 14;

ii. definitive certificates representing, in the aggregate, all of the Treasury Units and Secondary Units, registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than twenty-four (24) hours prior to the Closing Time; and

iii. a certified cheque or bank draft payable to Scotia Capital Inc. representing the fee provided for in paragraph 2, being an aggregate fee of $1,803,270, $1,607,970 of which shall be paid and delivered by the Trust and $195,300 of which shall be paid and delivered by the Selling Unitholder.

b. The sale of the Over-Allotment Units shall be completed at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust, the Selling Unitholder and the Underwriters may agree, on the date, (the **"Additional Closing Date"**) and at the time (**"Additional Closing Time"**) specified by the Underwriters in the written notice given by the Underwriters pursuant to their election to purchase such Over-Allotment Units (provided that in no event shall such time be earlier than the Closing Time or earlier than two (2) or later than 10 Business Days after the date of the written notice of the Underwriters to the Trust in respect of the Over-Allotment Units), or at such other time and date as the Underwriters, the Selling Unitholder and the Trust may agree upon in writing.

Subject to the conditions set forth in Section 14, the Underwriters, at the Additional Closing Time, shall deliver to the Trust and the Selling Unitholder, as applicable, a certified cheque or bank draft payable to the Trust and Selling Unitholder, as applicable, at par in Calgary, in the amount of $10.85 per Over-Allotment Unit agreed to be purchased by the Underwriters from the Trust and the Selling Unitholder, respectively, pursuant to their exercise of the Over-Allotment Option against delivery by the Trust and the Selling Unitholder of:

i. the opinions, certificates and documents referred to in paragraph 14;

ii. definitive certificates representing in the aggregate, all of the Over-Allotment Units registered in the name of Scotia Capital Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Additional Closing Time; and

iii. a certified cheque or bank draft payable to Scotia Capital Inc. representing the fee provided for in paragraph 2 in respect of the Over-Allotment Units.

16. Due Diligence

The Trust, Provident, ManagementCo and the Selling Unitholder shall allow the Underwriters to participate fully in the preparation of the Prospectus and any Supplementary Material and allow the Underwriters to conduct all due diligence which the Underwriters may in their opinion reasonably require in order to fulfil the Underwriters' obligations as underwriters and to enable the Underwriters to responsibly execute the certificate in the Prospectus and any Supplementary Material required to be executed by the Underwriters.

17. Restrictions on Offerings

a. The Trust agrees that, prior to 90 days after the Closing Date, it shall not, directly or indirectly, sell or offer to sell any Trust Units, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, without the consent of Scotia Capital Inc., such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting options pursuant to the Trust's option plan described in the Prospectus or the issuance of Trust Units pursuant to options to purchase Trust Units outstanding under such plan on the date hereof or pursuant to the Management Agreement).

b. The Selling Unitholder agrees that prior to 90 days after the Closing Date, it shall not, directly or indirectly sell or offer to sell any Trust Units or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units, whether any such transaction is settled by delivery of Trust Units or other such securities, in cash or otherwise, without the consent of Scotia Capital Inc., such a consent not to be unreasonably withheld.

18. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust, Provident or ManagementCo, be addressed to ManagementCo, c/o Mr. Thomas W. Buchanan, Chief Executive Officer, at the above address, Fax No. (403) 296-2232 with a copy to:

MacLeod Dixon LLP
#3700, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Scott Negraiff
Fax No.: (403) 264-5973

and, in the case of notice to be given to the Underwriters, be addressed to:

Scotia Capital Inc.
Suite 1800, Scotia Centre
700 - 2nd Street S.W.
Calgary, Alberta T2P 2W1

Attention: Eric C. McFadden and Brett Undershute
Fax No.: (403) 298-4099

CIBC World Markets Inc.
1100, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: Brian D. Heald
Fax No.: (403) 260-0524

National Bank Financial Inc.
Suite 2000, Bankers Hall
855 - 2nd Street S.W.
Calgary, Alberta T2P 4J9

Attention: Julian J. Din
Fax No.: (403) 265-0543

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Richard Cawkwell
Fax No.: (403) 508-3866

and a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Bill Maslechko
Fax No.: (403) 260-0337

and, in the case of notice to be given to the Selling Unitholder, be addressed to:

Citicorp Capital Investors Ltd.
c/o Citibank Canada
4301, 400 - 3rd Avenue S.W.
Calgary, Alberta T2P 4H2

Attention: Victor Roskey, Managing Director
Fax No: (403) 294-0601

and a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 - 7th Avenue SW
Calgary, Alberta T2P 3N9

Attention: Chris Vegesack
Fax No: (403) 260-0355

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

a. A communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

b. A communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

19. **Conditions**

All terms, covenants and conditions of this agreement to be performed by the Trust, Provident, ManagementCo and the Selling Unitholder shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Units, by written notice to that effect given to the Trust and the Selling Unitholder prior to the Closing Time or any Additional Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

20. **Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraphs 7, 8 and 9 hereof) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Units, the termination of this agreement and the distribution of the Offered Units pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

21. **Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

a. each of the Underwriters shall be obligated to purchase only the percentage of the total number of offered Units set forth opposite their names set forth in this paragraph 21; and

b. if any of the Underwriters does not purchase their applicable percentage of the total number of Offered Units, the others who shall be willing and able to purchase their own applicable percentages of the total number of offered Units shall be relieved of their obligations hereunder on submission to the Trust of reasonable evidence of its or their ability and willingness to fulfil its or their obligations hereunder at the Closing Time,

provided that, notwithstanding the provisions of paragraph (b) of this paragraph 21, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Trust Units shall have the right, but not the obligation, to purchase on a pro rata basis as between themselves the total number of Offered Units.

The applicable percentage of the total number of offered Units which each of the Underwriters shall be separately obligated to purchase is as follows:

Scotia Capital Inc.	40%
CIBC World Markets Inc.	25%
National Bank Financial Inc.	25%
Canaccord Capital Corporation	10%

Nothing in this agreement shall obligate the Trust to sell one or any of the Underwriters less than all of the Treasury Units or shall relieve any Underwriter in default from liability to the Trust, Provident or ManagementCo, or to any non-defaulting Underwriter in respect of its default hereunder. In the event of a termination by the Trust, Provident, ManagementCo or the Selling Unitholder of their obligations under this agreement, there shall be no further liability on the part of the Trust, Provident, ManagementCo or the Selling Unitholder to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under sections 10, 11 and 12.

22. Authority to Bind Underwriters

The Trust, Provident, ManagementCo and the Selling Unitholder shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Scotia Capital Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraphs 10 or 11, any matter referred to in paragraph 13 or any agreement under paragraph 21. While not affecting the foregoing, Scotia Capital Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

23. Underwriters Covenants

The Underwriters covenant and agree with the Trust that they will:

a. conduct activities in connection with the proposed offer and sale of the Offered Units in compliance with all Applicable Securities Laws in the Qualifying Provinces and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Units;

b. not solicit subscriptions for the Offered Units, trade in Offered Units or otherwise do any act in furtherance of a trade of Offered Units outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions; and

c. as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Units sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Units, provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

24. **Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

25. **Relationship Between the Trust, Provident, ManagementCo, the Selling Unitholder and the Underwriters**

The Trust, Provident, ManagementCo and the Selling Unitholder: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust, Provident, ManagementCo or the Selling Unitholder nor otherwise fiduciaries of the Trust, Provident, ManagementCo or the Selling Unitholder; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under Applicable Securities Laws or to act as a fiduciary of their clients.

26. **Stabilization**

In connection with the distribution of the Offered Units, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

27. **Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Provident, ManagementCo and the Selling Unitholder and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

28. **Time of the Essence**

Time shall be of the essence of this agreement.

29. **Counterpart Execution**

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

30. **Contractual Obligations of Trust**

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended from time to time.

31. **Further Assurances**

Each party to this agreement covenants agrees that, from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

32. **Use of Proceeds**

Each of Provident, ManagementCo and the Trust hereby covenant and agree to use the net proceeds of the sale of the Trust Units hereunder in accordance with the disclosure in the Prospectus.

33. **Distributions**

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to unitholders of the Trust. The Trust and the Selling Unitholder agree that it is a material term of this agreement and the determination of the purchase price of the Offered Units that the August Distribution be paid on the Treasury Units and the Secondary Units and, if the Additional Closing Time occurs on or prior to August 31, 2001, the Over-Allotment Units. Accordingly, the Trust and the Selling Unitholder agree that if for any reason the condition referred to in paragraph 14(g) is not satisfied, the Trust and the Selling Unitholder shall, at the Underwriters' election, reduce the purchase price for the Treasury Units and the Secondary Units and, if the Over-Allotment Option has been exercised on or prior to August 29, 2001 and the notice of such exercise delivered pursuant to paragraph 15(b) provides for the Additional Closing Time to occur on or prior to August 31, 2001, the Over-Allotment Units by the amount of the August Distribution (and the amount of any other distribution declared after the date hereof and before the Closing Time) and the Underwriters shall have the right to postpone the Closing Time for such period, not exceeding 10 Business Days, in order that the required changes in the Prospectuses and in any other documents or arrangements may be effected.

34. **U.S. Offers**

a. The Underwriters make the representation, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. They also agree to obtain such an agreement from each member of the Selling Dealer Group. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another Underwriter or by another member of the Selling Dealer Group of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

b. The Trust represents, warrants and agrees that (i) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo has engaged or will engage in any directed selling effort (within the meaning of Regulation S (**"Regulation S"**) under the United States Securities Act of 1933, as amended (the **"Securities Act"**) with respect to the Offered Units; (ii) it and they have complied and will comply with the requirements for an "offshore transaction," as such term is defined in Regulation S; (iii) none of the Trust, its subsidiaries or any person acting on its or their behalf including, without limitation, ManagementCo has offered or will offer to sell any of the Offered Units by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the Securities Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act; (iv) it is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no "substantial U.S. market interest' (as such term is defined under Regulation S) in the Offered Units; and (v) it will notify Computershare Trust Company of Canada as soon as practicable upon it becoming a "domestic issuer", as defined in Regulation S.

c. The Selling Unitholder represents, warrants and agrees that (i) none of the Selling Unitholder, its subsidiaries or any person acting on its or their behalf has engaged or will engage in any directed selling effort within the meaning of Regulation S with respect to the Offered Units; (ii) it and they have complied and will comply with the requirements for an "offshore transaction", as such term is defined in Regulation S; (iii) none of the Selling Unitholder, its subsidiaries or any person acting on its or their behalf has offered or will offer to sell any of the Offered Units by means of any form of general form of solicitation or general advertising (as those terms are used in Regulation D under the Securities

Act) or in any manner involving a public offering within the meaning of Section 4(2) of the Securities Act.

35. **Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust, Provident, ManagementCo. or the Selling Unitholder.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Scotia Capital Inc.

SCOTIA CAPITAL INC.

Per: (signed) "*Eric McFadden*"

CIBC WORLD MARKETS INC.

Per: (signed) "*Arthur Korpach*"

NATIONAL BANK FINANCIAL INC.

Per: (signed) "*Julian J. Din*"

CANACCORD CAPITAL CORPORATION

Per: (signed) "*J.R. Matheson*"

ACCEPTED AND AGREED to this 20th day of August, 2001

PROVIDENT ENERGY TRUST, by Provident Energy Ltd.

Per: (signed) "*Thomas W. Buchanan*"

PROVIDENT MANAGEMENT CORPORATION

Per: (signed) "*Randall Findlay*"

PROVIDENT ENERGY LTD.

Per: (signed) "*Thomas W. Buchanan*"

CITICORP CAPITAL INVESTORS LTD.

Per: (signed) "*Victor Roskey*"

G:\056382\0002\Underwriting Agmt 12.wpd

Schedule "A" to an underwriting agreement dated August 20, 2001 among Provident Energy Trust, Provident Energy Ltd., Provident Management Corporation and Citicorp Capital Investors Ltd. and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc., and Canaccord Capital Corporation as underwriters

U.S. SELLING RESTRICTIONS

Capitalized terms used but not defined in this Schedule "A" shall have the meaning ascribed thereto in the underwriting agreement (the **"Underwriting Agreement"**) to which this Schedule "A" is attached.

1. For the purpose of this Schedule "A", the following terms shall have the meanings indicated:

a. **"Directed Selling Efforts"** means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Securities;

b. **"Foreign Issuer"** means a foreign issuer as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule "A", it means any issuer that is (a) the government of any country, or of any political subdivision of a country, other than the United States; or (b) a corporation or other organization incorporated under the laws of any country other than the United States, except an issuer meeting the following conditions: (1) more than 50 percent of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and (2) any of the following: (i) the majority of the executive officers or directors are United States citizens or residents, (ii) more than 50 percent of the assets of the issuer are located in the United States, or (iii) the business of the issuer is administered principally in the United States;

c. **"General Solicitation"** and **"General Advertising"** means "general solicitation" and "general advertising", respectively, as used in Rule 502(c) of Regulation D, including, without limitation, advertisements, articles, notices or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

d. **"Institutional Accredited Investor"** means those institutional "accredited investor's specified in Rule 501(a)(1), (2), (3) and (7) of Regulation D;

e. **"Regulation D"** means Regulation D adopted by the SEC under the U.S. Securities Act;

f. **"Regulation S"** means Regulation S adopted by the SEC under the U.S. Securities Act;

g. **"SEC"** means the United States Securities and Exchange Commission;

h. **"Securities"** means the Offered Units;

i. **"Selling Dealer Group"** means dealers or brokers other than the Underwriters and their U.S. affiliates who participate in the offer and sale of Securities pursuant to the Underwriting Agreement;

j. **"Substantial U.S. Market Interest"** means "substantial U.S. market interest" as that term is defined in Regulation S;

k. **"United States"** means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

l. **"U.S. Exchange Act"** means the United States Securities Exchange Act of 1934, as amended;

m. **"U.S. Person"** means a "U.S. person" as that term is defined in Regulation S; and

n. **"U.S. Securities Act"** means the United States Securities Act of 1933, as amended.

2. Each Underwriter acknowledges that the Securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. Persons, except in accordance with Regulation S or pursuant to an exemption from the registration requirements of the U.S. Securities Act. Each Underwriter agrees that it, its U.S. affiliate and each member of the Selling Dealer Group will offer and sell the Securities only in accordance with Rule 903 of Regulation S or in accordance with the restrictions set forth in paragraphs 3 and 4 of this Schedule "A". Accordingly, the Underwriters, their U.S. affiliates and any Selling Dealer Group member have not engaged and will not engage in any Directed Selling Efforts with respect to the Securities, and have complied and will comply with the offering restriction requirements of Regulation S.

Each Underwriter acknowledges that it has not entered and will not enter into any contractual arrangement with respect to the distribution of the Securities, except (i) with its affiliates, (ii) with members of the Selling Dealer Group in accordance with this paragraph 2 or (iii) otherwise with the prior written consent of the Trust.

3. Each Underwriter represents, warrants and covenants to the Trust that, in connection with all sales of the Securities in the United States or to, or for the account of, a U.S. Person:

a. all offers and sales of the Securities in the United States will be effected by Scotia Capital (USA) Inc. (the **"U.S. Placement Agent"**) in accordance with all applicable U.S. broker-dealer requirements;

b. all offers and sales of the Securities in the United States were made to Institutional Accredited Investors;

c. it has not used and will not use any written material other than the Prospectuses together with a U.S. covering memorandum relating to the offering of the Securities in the United States (all such documents, the **"Offering Documents"**), and each offeree of the Securities in the United States has been sent a copy of the Offering Documents;

d. immediately prior to transmitting the Offering Documents, it had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, it continues to believe that each U.S. Purchaser (as defined below) is an Institutional Accredited Investor;

e. neither it nor its representatives have used, and none of such persons will use, any form of General Solicitation or General Advertising in connection with the offer or sale of the Securities in the United States or to U.S. persons; and

f. prior to any sale of Securities in the United States, it will cause each purchaser thereof (each, a **"U.S. Purchaser"**) to sign a U.S. purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 4 of this Schedule "A".

4. Each Underwriter agrees that prior to any sale of Securities in the United States, it shall cause each U.S. Purchaser to execute a purchaser's letter whereby it represents, warrants and agrees in writing to the Trust that such U.S. Purchaser:

a. is authorized to consummate the purchase of the Securities;

b. understands that the Securities will not be and have not been registered under the Securities Act and that the sale is being made to Institutional Accredited Investors in reliance on a private placement exemption;

c. is an Institutional Accredited Investor and is acquiring the Securities for its own account or for one or more investor accounts for which it is acting as fiduciary or agent and each such investor account is an Institutional Accredited Investor;

d. agrees that if it decides to offer, sell or otherwise transfer or pledge all or any part of the Securities, it will not offer, sell or otherwise transfer or pledge any of such Securities (other than pursuant to an effective registration statement under the U.S. Securities Act), directly or indirectly unless:

   i) the sale is to the Trust; or

   ii) the sale is made outside the United States in accordance with the requirements of Rule 904 of Regulation S and in compliance with applicable local laws and regulations; or

   iii) the sale is made pursuant to the exemption from registration under the Securities Act provided by Rule 144 thereunder; or

   iv) the Securities are sold in a transaction that does not require registration under the Securities Act or any applicable United States state laws and regulations governing the offer and sale of securities, and it has furnished to the Trust an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, to that effect; or

   v) the sale is to an Institutional Accredited Investor and a purchaser's letter containing representations, warranties and agreements substantially similar to those contained in such U.S. Purchaser's purchaser's letter (except that a subsequent purchaser's letter need not contain the representation set forth in paragraph (f) below) is executed by the subsequent purchaser and delivered to the Trust prior to the sale;

e. understands and acknowledges that the Securities are "restricted securities" as defined in Rule 144 under the Securities Act and upon the original issuance thereof, and until such time as the same is no longer required under applicable requirements of the Securities Act or state securities laws, the certificates representing the Securities, and all certificates issued in exchange therefor or in substitution thereof, shall bear the following legend:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF PROVIDENT ENERGY TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO PROVIDENT ENERGY TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, (C) PURSUANT TO THE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, OR (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO PROVIDENT ENERGY TRUST.

A NEW CERTIFICATE BEARING NO LEGEND MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND PROVIDENT ENERGY TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.";

provided that if the Securities are being sold in compliance with the requirements of Rule 904 of Regulation S, the legend may be removed by providing a declaration to Computershare Trust Company of Canada to the following effect (or as the Trust may prescribe from time to time):

"The undersigned (A) acknowledges that the sale of the securities to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the U.S. Securities Act of 1933, as amended, and (B) certifies that (1) it is not an "affiliate" (as defined in Rule 405 under the Securities Act, as amended) of the Provident Energy Trust, (2) the offer of such securities was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (b) the transaction was executed on or through the facilities of The Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States and (3) neither the seller nor any person acting on its behalf engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.";

provided, further, that if the Securities are being sold under Rule 144 of the Securities Act, the legend may be removed by delivery to Computershare Trust Company of Canada of an opinion of counsel of recognized standing and reasonably satisfactory to Provident Energy Trust, to the effect that such legend is no longer required under the U.S. Securities Act or state securities laws;

f. has received a copy of the Offering Documents and has been afforded the opportunity (i) to ask such questions as it deemed necessary of, and to receive answers from, representatives of Provident Energy Trust concerning the terms and conditions of the offering of the Securities and (ii) to obtain such additional information which Provident Energy Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the Offering Documents and that the U.S. Purchaser considered necessary in connection with its decision to invest in the Securities;

g. acknowledges that it is not purchasing the Securities as a result of any General Solicitation or General Advertising; and

h. understands and acknowledges that Provident Energy Trust (i) is under no obligation to be or to remain a Foreign Issuer, (ii) may not, at the time the Securities are resold by such U.S. Purchaser or at any other time, be a Foreign Issuer, and (iii) may engage in one or more transactions which could cause Provident Energy Trust not to be a Foreign Issuer. If Provident Energy Trust is not a Foreign Issuer at the time of any resale pursuant to Rule 904 of Regulation S, the certificate delivered to the buyer may continue to bear the legend contained in paragraph (e) above.

5. At the closing, Scotia Capital Inc., together with the U.S. Placement Agent, will provide a certificate, substantially in the form of Exhibit I to this Schedule "A", relating to the manner of the offer and sale of the Securities in the United States.

EXHIBIT 1

Underwriters' Certificate

In connection with the private placement of trust units (the "Securities") of Provident Energy Trust (the "Trust") with one or more U.S. institutional accredited investors (the "U.S. Purchasers") pursuant to [a] U.S. Purchaser's Letter[s], dated as of [date], the undersigned Scotia Capital Inc., on behalf of the several underwriters (the "Underwriters") referred to in the Underwriting Agreement, dated as of [date], among the Trust, Provident Energy Ltd., Provident Management Corporation, Citicorp Capital Investors Ltd. and the Underwriters (the "Underwriting Agreement"), and its U.S. affiliate who has signed below in its capacity as placement agent in the United States for the Underwriters (the "U.S. Placement Agent"), do hereby certify that:

a. the U.S. Placement Agent is a duly registered broker-dealer with the United States Securities and Exchange Commission and is a member of, and in good standing with, the National Association of Securities Dealers, Inc. on the date hereof;

b. all offers and sales of the Securities in the United States were made to institutional "accredited investors", within the meaning of Rule 501(a)(1),(2),(3) or (7) under the United States Securities Act of 1933, as amended ("Institutional Accredited Investors");

c. all offers and sales of the Securities in the United States have been effected by the U.S. Placement Agent in accordance with all applicable U.S. broker-dealer requirements;

d. in connection with offers and sales of the Securities in the United States, no written material has been used or will be used, other than the Prospectuses, together with a United States covering memorandum relating to the offering in the United States (all such documents, the "Offering Documents"), and each offeree of the Securities in the United States has been sent a copy of each of the Offering Documents;

e. immediately prior to transmitting the Offering Documents to such offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor, and, on the date hereof, we continue to believe that each U.S. Purchaser is an Institutional Accredited Investor;

f. neither we nor our representatives have utilized, and neither we nor our representatives will utilize, any form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act);

g. prior to any sale of Securities in the United States, we caused each U.S. Purchaser to sign a U.S. Purchaser's letter containing representations, warranties and agreements to the Trust substantially similar to those set forth in paragraph 3 of Schedule "A" to the Underwriting Agreement; and

h. neither we nor any member of the Selling Dealer Group (as defined in Schedule "A" to the Underwriting Agreement), nor any of our or their affiliates, have taken or will take any action which would constitute a violation of Regulation M of the SEC under the United States Securities Exchange Act of 1934, as amended.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated: August ____, 2001

SCOTIA CAPITAL INC.	**SCOTIA CAPITAL (USA) INC.**
By: ____________________	By: ____________________
Name:	Name:
Title:	Title:

G:\056382\0002\Underwriting Agmt 12.wpd

Exhibit 4.1

TRUST INDENTURE

Dated as of the 11th day of April, 2002

Among

PROVIDENT ENERGY TRUST

and

PROVIDENT ENERGY LTD.

and

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the issue of Debentures

TABLE OF CONTENTS

Page

THIS INDENTURE made as of the 11th day of April, 2002.

AMONG:

PROVIDENT ENERGY TRUST, an open ended trust governed under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "Trust")

AND

PROVIDENT ENERGY LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary in the Province of Alberta (hereinafter called "Provident Ltd.")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "Debenture Trustee")

WITNESSETH THAT:

WHEREAS the Trust deems it necessary for its investment purposes to create and issue the Debentures to be created and issued in the manner hereinafter appearing;

AND WHEREAS the Trust, under the laws relating thereto, is duly authorized to create and issue the Debentures to be issued as herein provided;

AND WHEREAS Provident Ltd. is duly authorized to sign instruments on behalf of the Trust;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Trust have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Trust in accordance with the laws relating to the Trust;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Trust and not by the Debenture Trustee:

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) **"this Indenture"**, **"this Trust Indenture"**, **"hereto"**, **"herein"**, **"hereby"**, **"hereunder"**, **"hereof"** and similar expressions refer to this Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b) **"Additional Debentures"** means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c) **"Applicable Securities Legislation"** means applicable securities laws in each of the Provinces of Canada;

(d) **"Beneficial Holder"** means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e) **"Business Day"** means any day other than a Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

(f) **"Change of Control "** means the acquisition by any Person, or group of Persons acting jointly or in concert, of voting control or direction of an aggregate of $66^{2/3}$% or more of the outstanding Trust Units of the Trust, or securities convertible into or carrying the right to acquire Trust Units of the Trust;

(g) **"Conversion Price"** means the dollar amount for which each Trust Unit may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(h) **"Counsel"** means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Trust and acceptable to the Debenture Trustee;

(i) **"Current Market Price"** mean the weighted average price per unit for Trust Units for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Trust Units are not listed thereon, on such stock exchange on which the Trust Units are listed as may be selected for such purpose by the trustee and approved by the Debenture Trustee, or if the Trust Units are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Trust Units sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Trust Units so sold;

(j) "**Debentureholders**" or "**holders**" means the Persons for the time being entered in the register for Debentures as registered holders of Debentures payable to a named payee or any transferees of such Persons by endorsement or delivery;

(k) "**Debentures**" means the debentures, notes or other evidence of indebtedness of the Trust issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(l) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as Depository by the Trust pursuant to Section 3.2 until a successor Depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each person who is then a Depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each Depository with respect to the Global Debentures of such series;

(m) "**Depository Participant**" means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book entry for a Global Debenture deposited with the Depository;

(n) "**Event of Default**" has the meaning ascribed thereto in Section 9.1;

(o) "**Extraordinary Resolution**" has the meaning ascribed thereto in Section 14.12;

(p) "**Freely Tradeable**" means, in respect of trust units of capital of any class of any trust or shares of capital of any class of any corporation, trust units or shares, as the case may be, which (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation and such issue does not constitute a distribution (other than a distribution already qualified by prospectus or similar offering document) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as hold periods, except in the case of a distribution by a control person;

(q) "**Fully Registered Debentures**" means Debentures registered as to both principal and interest;

(r) "**generally accepted accounting principles**" means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants.

(s) "**Global Debenture**" means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(t) "**Government Obligations**" means securities issued or guaranteed by the Government of Canada or any province thereof;

(u) "**Initial Debentures**" means the Debentures designated as "10.5% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(v) "**Interest Obligation**" means the obligation of the Trust to pay interest on the Debentures, as and when the same becomes due;

(w) "**Interest Payment Date**" means a date specified in a Debenture as the date on which an installment of interest on such Debenture shall become due and payable;

(x) "**Legended Debentures**" means Debentures bearing the legend provided for in Section 2.14;

(y) "**Maturity Account**" means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(z) "**Maturity Date**" has the meaning ascribed thereto in Section 4.10(a).

(aa) "**Maturity Notice**" has the meaning attributed thereto in Section 2.4(f);

(bb) "**Offering**" means the public offering by short form prospectus dated April 8, 2002 of 3,900,000 Trust Units and $64,410,000 in aggregate principal amount of Initial Debentures;

(cc) "**Officers' Certificate**" mean a certificate of the Trust signed by any one authorized officer or director of Provident Ltd., on behalf of the Trust, in their capacities as officers or directors of Provident Ltd., as the case may be, and not in their personal capacities;

(dd) "**Periodic Offering**" means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Trust upon the issuance of such Debentures from time to time;

(ee) "**Person**" includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(ff) "**Redemption Date**" has the meaning attributed thereto in Section 4.3;

(gg) "**Redemption Notice**" has the meaning attributed thereto in Section 4.3;

(hh) "**Redemption Price**" means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Trust Units as provided for in Section 4.6;

(ii) "**Regulation S**" means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(jj) "**Senior Indebtedness**" shall mean the principal of and the interest and premium (or any other amounts payable thereunder), if any, on:

(i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Trust (other than the Initial Debentures), whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed in connection with the acquisition by the Trust of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) or in connection with the acquisition of any businesses, properties or other assets or for monies borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others including, without limitation, any Subsidiary of the Trust for payment of which the Trust is responsible or liable, whether absolutely or contingently; and

(ii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are *pari passu* with or subordinate in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures;

(kk) "**Subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta);

(ll) "**Time of Expiry**" means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(mm) "**Total Market Capitalization**" means the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Trust Units by the Current Market Price of such Trust Units on the relevant date;

(nn) "**trading day**" means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(oo) "**Trust**" means Provident Energy Trust and includes any successor to or of the Trust which shall have complied with the provisions of Article 12;

(pp) "**Trust Units**" means trust units in the Trust, as such trust units are constituted on the date of execution and delivery of this Indenture; provided that in the event of a change or a subdivision, revision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Trust Units" shall mean the units or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation or reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(qq) "**Trust Unit Bid Request**" means a request for bids to purchase Trust Units (to be issued by the Trust on the Trust Unit Delivery Date) made by the Debenture Trustee in accordance with the Trust Unit Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation;

(rr) "**Trust Unit Delivery Date**" means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Trust Units are issued by the Trust and delivered to the Debenture Trustee for sale pursuant to Trust Unit Purchase Agreements;

(ss) "**Trust Unit Interest Payment Election**" means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Trust Unit Interest Payment Election Notice;

(tt) "**Trust Unit Interest Payment Election Amount**" means the sum of the amount of the aggregate proceeds resulting from the sale of Trust Units on the Trust Unit Delivery Date pursuant to acceptable bids obtained pursuant to the Trust Unit Bid Requests, together with any amount paid by the Trust in respect of fractional Trust Units pursuant to Section 11.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice was delivered;

(uu) "**Trust Unit Interest Payment Election Notice**" means a written notice made by the Trust to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Trust Unit Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Trust Units and the conditions of such bids, which may include the minimum number of Trust Units, minimum price per Trust Unit, timing for closing for bids and such other matters as the Trust may specify; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Trust only those bids which comply with such notice;

(vv) "**Trust Unit Proceeds Investment**" has the meaning attributed thereto in Section 11.1(h);

(ww) "**Trust Unit Purchase Agreement**" means an agreement in customary form among the Trust, the Debenture Trustee and the Persons making acceptable bids pursuant to a Trust Unit Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed;

(xx) "**trustee**" means the trustee of the Trust for the time being and reference to action "by the trustee" means action by the trustee of the Trust;

(yy) "**Trust's Auditors**" or "**Auditors of the Trust**" means an independent firm of chartered accountants duly appointed as auditors of the Trust;

(zz) "**Unit Redemption Right**" has the meaning attributed thereto in Section 4.6(a);

(aaa) "**Unit Repayment Right**" as the meaning attributed thereto in Section 4.10(a);

(bbb) "**United States**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

(ccc) **"Written Direction of the Trust"** means an instrument in writing signed by any one officer or trustee of the Trust; and

(ddd) **"1933 Act"** means the United States Securities Act of 1933, as amended.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption or moneys and/or Trust Units, as the case may be, for the payment thereof shall have been set aside under Section 10.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Trust shall be disregarded except that:

(i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, acquisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith other than to the Trust shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Trust or a Subsidiary of the Trust.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules of this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shaft be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as Schedule A be drawn up in the English language only.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Trust shall bind its successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any Person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures, the trustee and (to the extent provided in Sections 1.13 and 9.11) the holders of Trust Units, any benefit or any legal or equitable right, remedy or claim under this Indenture.

1.12 References to Acts of the Trust

For greater certainty, where any reference is made in this Indenture, or in any other instrument executed pursuant hereto or contemplated hereby to which the Trust is party, to an act to be performed by, an obligation or liability of, an asset or right of, or a covenant by, the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, an obligation or liability of, or a covenant by, the trustee.

1.13 No Personal Liability

The obligations of the Trust under this Indenture are not personally binding upon, any registered or beneficial holder of Trust Units, or any annuitant under a plan of which a unitholder of the Trust acts as trustee or carrier and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of such persons or the private property of any such persons. Any recourse against any of such persons in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or in connection herewith or from the matters to which this Indenture relates, if any, including, without limitation, claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Trust.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Trust to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Trust to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any Person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of Provident Ltd., on behalf of the Trust, Officers' Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of Provident Ltd., on behalf of the Trust, Officers' Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of Provident Ltd., on behalf of the Trust (as set forth in a resolution of the directors of Provident Ltd., on behalf of the Trust or to the extent established pursuant to rather than set forth in a resolution of the directors of Provident Ltd., on behalf of the Trust, in an Officers' Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the trustee executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "Initial Debentures") authorized for issue immediately is limited to an aggregate principal amount of $64,410,000 and shall be designated as "10.5% Convertible Unsecured Subordinated Debentures".

However, but subject to Section 8.9, up to an additional $75,000,000 of Initial Debentures may be issued pursuant to the Indenture after the date hereof.

(b) The Initial Debentures shall be dated as of the date of closing of the Offering, shall mature on May 15, 2007 and shall bear interest from the date of issue at the rate of 10.5% per annum, payable in equal semi-annual payments on May 15 and November 15 in each year, the first such payment to fall due on November 15, 2002 and the last such payment (representing interest payable from the Last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures) to fall due on May 15, 2007, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, the first interest payment will include interest accrued from April 11, 2002 to, but excluding November 15, 2002, which will be equal to $62.71 for each $1,000 principal amount of the Initial Debentures.

(c) The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable on or before May 15, 2005, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to May 15, 2005 and prior to May 15, 2006, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 at a Redemption Price of $1,050 per Debenture plus accrued and unpaid interest. After May 15, 2006 and prior to maturity, the Initial Debentures may be redeemed at the option of the Trust in whole or in part from time to time on notice as provided for in Section 4.3 hereof at a Redemption Price of $1,025 plus accrued and unpaid interest. The Redemption Notice for the Initial Debentures shall be in the form of Schedule B. In connection with the redemption of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate Redemption Price of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, such number of Freely Tradeable Trust Units as is obtained by dividing the Redemption Price by 95% of the Current Market Price in effect on the Redemption Date. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice.

(d) The Initial Debentures will be subordinated to the Senior Indebtedness of the Trust in accordance with the provisions of Article 5.

(e) Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of May 15, 2007 and the last Business Day immediately preceding the date specified by the Trust for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "Time of Expiry" for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of a Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of such Debenture into Trust Units at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)).

The Conversion Price in effect on the date hereof for each Trust Unit to be issued upon the conversion of Initial Debentures shall be equal to $10.70 such that approximately 93.4579 Trust Units shall be issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Trust Units to be issued upon conversion will be made for dividends or distributions on Trust Units issuable upon conversion. Prior to May 15, 2004, no adjustment will be made for interest accrued since the most recently completed Interest Payment Date on Initial Debentures surrendered for conversion; however, holders converting their Debentures on an Interest Payment Date will receive all interest which has accrued prior to such Interest Payment Date. From May 15, 2004 to maturity, holders converting their Debentures will receive, in addition to the applicable number of Trust Units, a cash payment in satisfaction of any accrued and unpaid interest in respect of the Initial Debentures surrendered for conversion up to but excluding the Date of Conversion in accordance with Section 6.4(e). The Conversion Price applicable to and the Trust Units, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 6.5.

(f) On maturity of the Initial Debentures, the Trust may, at its option and subject to the provisions of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity by issuing and delivering to such holders of Initial Debentures Freely Tradeable Trust Units pursuant to the provisions of Section 4.10. If the Trust elects to exercise such option, it shall deliver a maturity notice (the "Maturity Notice") to the holders of the Initial Debentures in the form of Schedule C and provide the necessary details.

(g) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in Schedule A, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of Provident Ltd. (on behalf of the Trust) executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be approved by a resolution of the directors of Provident Ltd., on behalf of the Trust or as specified in an Officers' Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depositary which, as of the date hereof, shall be The Canadian Depositary for Securities Limited (or any nominee of the Depositary). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(h) Upon and subject to the provisions and conditions of Article 11, the Trust may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date by delivering Trust Units to the Debenture Trustee.

(i) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(i), the Trust shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Trust shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "Change of Control Notice") together with an offer in writing (the "Offer") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "Offer Price") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Trust or a related party of such Debentures (collectively, the "Total Offer Price").

(ii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Trust provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Trust has the right upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to redeem and shall redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "90% Redemption Right").

(iii) Upon receipt of notice that the Trust has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Trust has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B) each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Trust has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv) The Trust shall, on or before 11:00 a.m., Calgary Time, on the Business Day immediately prior to the expiry of the Offer, deposit with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Trust on the expiry of the Offer, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Trust's purchase or redemption.

(v) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Trust has elected to redeem in accordance with this Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of ten years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of ten years after the date of expiry of the Offer to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of ten years after the date of expiry of the Offer, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Trust but prior to ten years after the date of expiry of the Offer.

(viii) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), (c) and (d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Subject to Section 8.9, the Trust may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Trust referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Trust and procedures. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officers' Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Trust requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Trust may be delivered by the Trust to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery,

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Trust or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Trust,

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Trust or pursuant to such procedures, and

(iv) if provided for in such procedures, such Written Direction of the Trust may authorize certification and delivery pursuant to oral or electronic instructions from the Trust which oral or electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officers' Certificate certifying that the Trust is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 16.5), have been complied with subject to the delivery of any documents or instruments specified in such Officers' Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) The Trust may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Trust in the Written Direction of the Trust delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Trust shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures;

(ii) be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

"This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global

Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of Provident Ltd., on behalf of the Trust, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Trust and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Trust and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Trust may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; or the Trust may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as Provident Ltd., on behalf of the Trust, and the Debenture Trustee may approve entitling the holders thereof of definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Trust shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Trust or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Trust, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Trust and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series and date of maturity, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to and excluding the next Interest Payment Date;

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for any period of less than six months shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on a basis of a year (the "deemed year") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of the Trust. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Trust except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Trust.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Trust will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., Calgary Time on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Trust will deliver to the Debenture Trustee a cheque for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures, (less any tax required by law to be deducted) provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Debenture Trustee, on behalf of the Trust, will pay to each holder entitled to receive payment the principal amount of and premium (if any) on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Trust and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14 U.S. Legend on the Debentures

(a) The Debentures and the Trust Units issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures and the Trust Units issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Debentures and the Trust Units issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "U.S. Legend"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE TRUST THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, OR (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECURITIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATIONS S, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Debentures are being sold under clause (B) above, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in Schedule E hereto (or as the Trust may prescribe from time to time); and provided, further, that, if any such securities are being sold under clause (C)(2) above, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b) Prior to the issuance of the Debentures, the Trust shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or specified in a resolution of the directors of Provident Ltd., on behalf of the Trust, an Officers' Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Trust be paid upon surrender of such Debenture) the Trust, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the seventh Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of receipt of funds prior to being able to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Trust will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Trust is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Trust may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Trust and the Depository otherwise agree. None of the Trust, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Trust shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Trust shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary and Toronto and by the Debenture

Trustee or such other registrar as the Trust, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Trust may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders of Debentures except in the following circumstances or as otherwise specified in the resolution of the trustee, Officers' Certificate or supplemental indenture relating to a particular series of Additional Debentures:

(i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

(ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Corporation has notified the Debenture Trustee that it is unwilling or unable to continue as Depository for such Global Debentures or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Trust has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after the Trust has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders of the Debentures representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depositary Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 9.3;

(v) Global Debentures may be transferred if required by applicable law; or

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i) the Trust and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book entry transfers among the Depository Participants; and

(iv) whenever this Declaration of Trust requires or permits actions to be taken based upon instructions or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participants and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with the *Securities Act* (Alberta) and other applicable securities laws (including national policies or instruments). Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Trust and the transferor or any previous holder of such Debenture, save in respect of equities of which the Trust is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Trust nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Trust, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Trust or by the Debenture Trustee, in writing, furnish the Trust or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in the Cities of Calgary and Toronto or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Trust with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Trust shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Trust nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the 7 preceding Business Days;

(ii) make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the 7 preceding Business Days; or

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed.

(b) Subject to any restriction herein provided, the Trust with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary and Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued, and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Trust and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Trust and/or the Debenture Trustee for the same and neither the Trust nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge, to the Debenture Trustee, any registrar and to the Trust.

(d) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee and any registrar and to the Trust.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability of Article

Subject to regulatory approval, the Trust shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Trust Units as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an

Officers' Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

Subject to regulatory approval, the Trust shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Trust Units as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officers' Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Trust requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, the Debentures to be so redeemed shall be selected by the Debenture Trustee on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Trust shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the "Redemption Notice") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 30 days prior to the date fixed for redemption (the "Redemption Date") in the manner provided in Section 15.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Trust; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the moneys necessary to redeem, or the Trust Units to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Moneys or Trust Units

Redemption of Debentures shall be provided for by the Trust depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Trust Units, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Trust may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 4.5 post-dated to the Redemption Date. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Right to Repay Redemption Price in Trust Units

(a) Subject to the other provisions of this Section 4.6, the Trust may, at its option, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units (the "Unit Redemption Right").

(b) The Trust shall exercise the Unit Redemption Right by so specifying in the Redemption Notice and shall specify the aggregate principal amount of Debentures in respect of which it is exercising the Unit Redemption Right in such notice.

(c) The Trust's right to exercise the Unit Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Redemption Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officers' Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Trust shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Redemption Right, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice, the Trust shall on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled.

(e) No fractional Freely Tradeable Trust Units shall be delivered upon the exercise of the Unit Redemption Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Redemption Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Trust of its Unit Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Redemption Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Redemption Right, such number of Freely Tradeable Trust Units as shall be issuable in such event. All Freely Tradeable Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit

Redemption Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Trust Units in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption moneys payable, or take delivery of certificates representing such Trust Units issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption moneys may be set aside in trust, or such certificates may be held in trust without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive payment out of the moneys so paid and deposited, or take delivery of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture of the Redemption Price, as the case may be, of such Debenture. In the event that any money, or certificates, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of ten years from the Redemption Date, then such moneys or certificates, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Trust on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Trust shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Trust, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of ten years after the Redemption Date to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of ten years after the Redemption Date, the Trust shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Trust but prior to ten years after the redemption.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Trust

Unless otherwise specifically provided with respect to a particular series of Debentures, the Trust may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchase from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of the Trust, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Trust is prepared to accept, the Debentures to be purchased by the Trust shall be selected by the Debenture Trustee on a *pro rata* basis or in such other manner consented to by the Toronto Stock Exchange which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Trust Units

(a) Subject to the other provisions of this Section 4.10, the Trust may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the maturity of such Debentures (the "Maturity Date") that number of Freely Tradeable Trust Units obtained by dividing the $1,000 principal amount of the Debentures by 95% of the then Current Market Price of the Trust Units (the "Unit Repayment Right").

(b) The Trust shall exercise the Unit Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 30 days prior to the Maturity Date.

(c) The Trust's right to exercise the Unit Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the qualification of the Trust Units to be issued on exercise of the Unit Repayment Right as Freely Tradeable;

(ii) the listing of such additional Trust Units on each stock exchange on which the Trust Units are then listed;

(iii) the Trust being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Trust Units occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officers' Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Trust Units to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Trust Units on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Trust Units have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Trust shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Trust duly exercises its Unit Repayment Right, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice, the Trust shall on or before 11:00 a.m. Calgary Time on the Business Day immediately prior to the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Trust Units to which such holders are entitled. The Trust shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Unit Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Trust for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e) No fractional Freely Tradeable Trust Units shall be delivered upon the exercise of the Unit Repayment Right but, in lieu thereof, the Trust shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of the Current Market Price of the Trust Units on the Maturity Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the unitholder of record of the Freely Tradeable Trust Units issued on due exercise by the Trust of its Unit Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including unit dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Trust shall at all times reserve and keep available out of its authorized Trust Units (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Trust's Unit Repayment Right as provided herein, and shall issue to Debentureholders to whom Freely Tradeable Trust Units will be issued pursuant to exercise of the Unit Repayment Right, such number of Freely Tradeable Trust Units as shall be issuable in such event. All Freely Tradeable Trust Units which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Trust shall comply with all Applicable Securities Legislation regulating the issue and delivery of Freely Tradeable Trust Units upon exercise of the Unit Repayment Right and shall cause to be listed and posted for trading such Trust Units on each stock exchange on which the Trust Units are then listed.

(i) The Trust shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Trust Units to holders upon exercise of the Unit Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Trust elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Trust Units in accordance with this Section 4.10 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the written direction of the Trust but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Trust, out of the Freely Tradeable Trust Units issued by the Trust for this purpose, such number of Freely Tradeable Trust Units that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Trust to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Trust Units issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1 Applicability of Article

The indebtedness evidenced by any Debentures issued hereunder of any series which by their terms are subordinate, including the principal thereof and interest thereon, shall be subordinate and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the prior payment in full, of all Senior Indebtedness of the Trust and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

Upon any distribution of the assets of the Trust on any dissolution, winding up, total liquidation or reorganization of the Trust (whether in bankruptcy, insolvency or receivership proceedings, or upon an "assignment for the benefit of creditors" or any other marshalling of the assets and liabilities of the Trust, or otherwise):

(a) all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of the principal of or interest on the indebtedness evidenced by the Debentures; and

(b) any payment or distribution of assets of the Trust, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness.

5.3 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the payment in full of all Senior Indebtedness, the holders of the Debentures shall be subrogated to the rights of the holders of Senior Indebtedness to receive payments or distributions of assets of the Trust to the extent of the application thereto of such payments or other assets which would have been received by the holders of the Debentures but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the holders of the Debentures of cash, property or securities, which otherwise would be payable or distributable to the holders of the Senior Indebtedness, shall, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of Debentures, be deemed to be a payment by the Trust to the holders of the Senior Indebtedness or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the holders of the Debentures, on the one hand, and the holders of Senior Indebtedness, on the other hand.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Trust, its creditors other than the holders of Senior Indebtedness, and the holders of the Debentures, the obligation of the Trust, which is absolute and unconditional, to pay to the holders of the Debentures the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the holders of the Debentures and creditors of the Trust other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Debenture Trustee or the holder of any Debenture from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the holders of Senior Indebtedness in respect of cash, property or securities of the Trust received upon the exercise of any such remedy.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, then, except as provided in Section 5.1, all principal of and interest on all such matured Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of principal of or interest on the Debentures.

In case of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Trust with respect to the principal of or interest on the Debentures and the holders of Debentures shall not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.1), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the holders of the Senior Indebtedness or their representative or representatives or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Trust to make, or prevent the Trust from making, at any time except during the pendency of any dissolution, winding up or liquidation of the Trust or reorganization proceedings specified in Section 5.2 affecting the affairs of the Trust, any payment of principal of or interest on the Debentures, except that the Trust shall not make any such payment other than as contemplated by this Article 5, if it is in default in payment of any Senior Indebtedness. The fact that any such payment is prohibited by this Section 5.6 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or the application by the Debenture Trustee of any moneys deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the principal of or interest on the Debentures. Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures contained, the Debenture Trustee shall not be charged with knowledge of the existence of any Senior Indebtedness or of any default in the payment thereof, unless and until the Debenture Trustee shall have received written notice thereof from the Trust or from the holder of Senior Indebtedness or from the representative of any such holder.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee in his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5 and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the Trust, and upon being furnished an Officers' Certificate stating that one or more named persons are holders of Senior Indebtedness, or the representative or representatives of such holders, or the trustee or trustees under which any instrument evidencing such Senior Indebtedness may have been issued, and specifying the amount and nature of such Senior Indebtedness, the Debenture Trustee shall enter into a written agreement or agreements with the Trust and the person or persons named in such Officers' Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as the holder or holders, representative or representatives, or trustee or trustee of the Senior Indebtedness specified in such Officers' Certificate and in such agreement. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any holder of Senior Indebtedness who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5, the Debenture Trustee will not be charged with knowledge of the existence of any fact that would prohibit the making of any payment of moneys to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Trust, any Debentureholder or any holder or representative of any class of Senior Indebtedness or on its behalf.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Trust or by any non-compliance by the Trust with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness of any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Trust, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Trust from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Convert Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Trust Units or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officers' Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Trust Units into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Trust Units shall be adjusted for in the manner provided in Section 6.6.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Trust, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 15.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Trust is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Trust to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such

Debenture had not been called for redemption or tendered in acceptance of the Trust's offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Trust Units shall surrender such Debenture to the Debenture Trustee at either of its principal offices in the City of Calgary or the City of Toronto together with the conversion form on the back of such Debenture or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s) shall be entitled to be entered in the books of the Trust as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Trust Units into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Trust shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Trust Units and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "Date of Conversion") on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Trust Units is closed, the person or persons entitled to receive Trust Units shall become the holder or holders of record of such Trust Units as at the date on which such registers are next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination in excess of $1,000 may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such parts.

(d) The holder of any Debenture of which only a part is converted shall, upon the exercise of his right of conversion surrender the said Debenture to the Debenture Trustee, and the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the

Depository shall make notations on the Global Debentures of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Trust Units issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of unitholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Trust Units pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Trust Units.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as follows:

(a) If and whenever at any time prior to the Time of Expiry the Trust shall (i) subdivide or redivide the outstanding Trust Units into a greater number of units, (ii) reduce, combine or consolidate the outstanding Trust Units into a smaller number of units, or (iii) issue Trust Units to the holders of all or substantially all of the outstanding Trust Units by way of a dividend or distribution (other than the issue of Trust Units to holders of Trust Units who have elected to receive dividends or distributions in the form of Trust Units in lieu of cash dividends or cash distributions paid in the ordinary course on the Trust Units), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Trust Units by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Trust Units resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Trust Units resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Trust Units by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Trust Units under subsections (b) and (c) of this Section 6.5.

(b) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Trust Units entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Trust Units (or securities convertible into Trust Units) at a price per unit (or having a conversion or exchange price per unit) less than 95% of the Current Market Price of a Trust Unit on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date plus a number of Trust Units equal to the number arrived at by dividing the aggregate price of the total number of additional Trust Units offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible securities so offered) by such Current Market Price per Trust Unit, and of which the denominator shall be the total number of Trust Units outstanding on such record date plus the total number of additional Trust Units offered for subscription or purchase (or into which the convertible securities so offered are convertible). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon the number of Trust Units (or securities convertible into Trust Units) actually issued upon the exercise of such options, rights or warrants, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Trust shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Trust Units of (i) units of any class other than Trust Units and other than units distributed to holders of Trust Units who have elected to receive dividends or distributions in the form of such units in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof for a period of not more than 45 days to subscribe for or purchase Trust Units or securities convertible into Trust Units), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Trust Units outstanding on such record date multiplied by the Current Market Price per Trust Unit on such record date, less the fair market value (as determined by the directors of Provident Ltd., on behalf of the Trust, with the approval of the Debenture Trustee, which determination shall be conclusive) of such units or rights, options or warrants or evidences or indebtedness or assets so distributed, and of which the denominator shall be the total number of Trust Units outstanding on such record date multiplied by such Current Market Price per Trust Unit. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect based upon such units or rights, options or warrants or evidences of indebtedness or assets actually distributed, as the case may be. In clause (iv) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of unitholders.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Trust Units or a capital reorganization of the Trust other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Trust with or into any other Person or other entity; or a sale or conveyance of the property and assets of the Trust as an entirety or substantially as an entirety to any other Person or other entity or a liquidation, dissolution or winding-up of the Trust, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Trust Units then sought to be acquired by it, the number of trust units, shares or other securities or property of the Trust or of the Person or other entity resulting from such merger, amalgamation or consolidation, or to which such sale or conveyance may be made or which holders of Trust Units receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, sale or conveyance or liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Trust Units sought to be acquired by it and to which it was entitled to acquire upon the exercise of the conversion right. If determined appropriate by the directors of Provident Ltd., on behalf of the Trust, to give effect to or to evidence the provisions of this Section 6.5(d), the Trust, its successor, or such purchasing Person or other entity. as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Trust and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 17. Any indenture entered into between the Trust, any successor to the Trust or such purchasing Person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5(d) and which shall apply to successive reclassifications, capital reorganizations, amalgamations, consolidations, mergers, sales or conveyances;

(e) In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Trust may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Trust Units issuable upon such conversion by reason of the adjustment required by such event before giving effect to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Trust Units declared in favour of holders of record of Trust Units on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Trust Units pursuant to Section 6.4(b).

(f) The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Trust Units outstanding, Trust Units owned by or for the benefit of the Trust shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust); such accountants shall have access to all necessary records of the Trust and such determination shall be binding upon the Trust, the Debenture Trustee, and the Debentureholders.

(i) In case the Trust shall take any action affecting the Trust Units other than action described in this Section 6.5, which in the opinion of the directors of Provident Ltd., on behalf of the Trust, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of Provident Ltd., on behalf of the Trust, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of Provident Ltd., on behalf of the Trust, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Trust Units at less than the Current Market Price for such Trust Units on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Trust Units

The Trust shall not be required to issue fractional Trust Units upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Trust Units issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Trust Unit would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Trust shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price.

6.7 Trust to Reserve Trust Units

The Trust covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Trust Units, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Trust Units as shall then be issuable upon the conversion of all outstanding Debentures. The Trust covenants with the Debenture Trustee that all Trust Units which shall be so issuable shall be duly and validly issued as fully-paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be forthwith delivered to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Trust shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officers' Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Trust and acceptable to the Debenture Trustee (who may be the auditors of the Trust) and shall be conclusive and binding on all parties in interest. When so approved, the Trust shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Trust Units, forthwith give notice to the Debentureholders in the manner provided in Section 15.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Trust has given notice under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Trust covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 15.2, of its intention to fix a record date for any event referred to in Section 6.5(a), (b) or (c) (other than the subdivision, redivision, reduction, combination or consolidation of its Trust Units) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Trust shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days in each case prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Section 16.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Trust Units or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Trust to make any cash payment or to issue, transfer or deliver Trust Units, units or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12 U.S. Legend on Trust Units

Each certificate representing Trust Units issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Trust Units are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Trust Units, as set forth in Schedule E hereto (or as the Trust may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Trust Units, of an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Trust that such counsel is satisfactory to it, it shall be entitled to rely on such opinion of counsel without further inquiry.

ARTICLE 7
LIMITATION OF NON-RESIDENT OWNERSHIP

7.1 Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units on a fully diluted basis, which includes Trust Units issuable upon conversion, redemption, maturity or otherwise of Debentures, and the Trust has informed the Debenture Trustee and the transfer agent and registrar of the Trust Units of this restriction. The Debenture Trustee may, upon receipt of written direction of the Trust, require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Trust becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, it shall make a public announcement thereof and shall notify the Debenture Trustee in writing and the Debenture Trustee shall not accept a subscription for Debentures from or issue or register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trust determines that a majority of the Trust Units, on a fully diluted basis, are held by non-residents, the Trust shall send a notice to non-resident holders of Debentures or Trust Units, chosen in inverse order to the order of acquisition or registration of the Debentures and Trust Units or in such manner as the Trust may consider equitable and practicable, requiring them to sell their Debentures or Trust Units or a portion thereof within a specified period of not less than 60 days. If the Debentureholders or unitholders receiving such notice have not sold the specified number of Debentures or Trust Units or provided the Trust with satisfactory evidence that they are not non-residents within such period, the Trust may on behalf of such Debentureholder or unitholder sell such Debentures or Trust Units, as the case may be, and, in the interim, shall suspend the rights attached to such Debentures or Trust Units, as the case may be, and their rights shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Debentures or Trust Units.

ARTICLE 8
COVENANTS OF THE TRUST

The Trust hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

8.1 To Pay Principal and Interest

The Trust will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

8.2 To Pay Debenture Trustee's Remuneration

The Trust will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all moneys which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such moneys including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to any of the Debentures or interest thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

8.3 To Give Notice of Default

The Trust shall notify the Debenture Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

8.4 Preservation of Existence, etc.

Subject to the express provisions hereof, the Trust will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

8.5 Keeping of Books

The Trust will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Trust in accordance with generally accepted accounting principles.

8.6 Reporting Requirements

(a) The Trust will file with the Debenture Trustee copies of continuous disclosure documents furnished to its unitholders after the date hereof (including annual consolidated financial statements of the Trust and any reports of the Trust's Auditors thereon); and

(b) In the event that the Trust has Global Debentures outstanding, the Trust will file with the Depository copies of continuous disclosure documents furnished to its unitholders.

8.7 Annual Certificate of Compliance

The Trust shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of such officer of Provident Ltd. who executes the Officer's Certificate of the Trust's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

8.8 No Distributions on Trust Units if Event of Default

The Trust shall not declare or make any distribution to the holders of its issued and outstanding Trust Units after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

8.9 Limitation on Additional Debentures

The Trust shall not issue additional debentures which are convertible at the option of the holder into Trust Units ("convertible debentures") of equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the Trust would exceed 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures.

8.10 Performance of Covenants by Debenture Trustee

If the Trust shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Trust or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee shall be repayable as provided in Section 8.2. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Trust of any default hereunder.

ARTICLE 9
DEFAULT

9.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "Event of Default":

(a) failure for 10 days to pay interest on the Debentures when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) default in the observance or performance of any material covenant or condition of the Indenture by the Trust for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to remedy such default;

(d) if a decree or order of a Court having jurisdiction is entered adjudging the Trust a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Trust, or appointing a receiver of, or of any substantial part of, the property of the Trust or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e) if the Trust institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Trust or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Trust except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 12.1 are duly observed and performed; or

(g) if, after the date of this Indenture, any proceedings with respect to the Trust are taken with respect to a compromise or arrangement, with respect to creditors of the Trust generally, under the applicable legislation of any jurisdiction;

in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 9.3, by notice in writing to the Trust declare the principal of and interest on all Debentures then outstanding and all other moneys outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, anything therein or herein to the contrary notwithstanding, and the Trust shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Trust, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Trust on the date of such declaration) and all other moneys outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other moneys from the date of the said declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Trust's obligations hereunder and any moneys so received by the Debenture Trustee shall be applied in the manner provided in Section 9.6.

For greater certainty, for the purposes of this Section 9.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 9.1 refer to Debentures of that particular series.

For purposes of this Article 9, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 9.1, then this Article 9 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 9 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable.

9.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Trust in writing.

9.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of a majority of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of

Default has occurred by reason of the non-observance or non-performance by the Trust of any covenant applicable only to one or more series of Debentures, then the holders of a majority of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

9.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 9.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Trust shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 9.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of the said principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Trust or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Trust or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that, subject to Section 9.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

9.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Trust wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

9.6 Application of Moneys by Debenture Trustee

(a) Except as herein otherwise expressly provided, any moneys received by the Debenture Trustee from the Trust pursuant to the foregoing provisions of this Article 9, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Trust, shall be applied, together with any other moneys in the hands of the Debenture Trustee available for such purpose, as follows:

(i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other moneys furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

(ii) second, but subject as hereinafter in this Section 9.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such moneys to the Trust or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Trust or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Trust or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any moneys coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 9.6(a), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 16.9 until the money or the investments representing the same, with the income derived therefrom, together with any other moneys for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

9.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 15.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 9. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal moneys, premium (if any) and interest due (if any) to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

9.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 9 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Trust as the Debenture Trustee shall deem sufficient.

9.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by statute.

9.10 Judgment Against the Trust

The Trust covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other moneys owing hereunder.

9.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer, trustee or holder of Trust Units of the Trust or of any successor for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Trust herein or in the Debentures contained.

ARTICLE 10
SATISFACTION AND DISCHARGE

10.1 Cancellation and Destruction

All Debentures shall forthwith after payment thereof be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Trust, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

10.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Trust shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b) in respect of moneys or Trust Units in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Trust shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such moneys or Trust Units, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the moneys or Trust Units, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 10.3.

10.3 Repayment of Unclaimed Moneys or Trust Units

Subject to applicable law, any moneys or Trust Units, if applicable, set aside under Section 10.2 and not claimed by and paid to holders of Debentures as provided in Section 10.2 within ten years after the date of such setting aside shall be repaid and delivered to the Trust by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such moneys or Trust Units, if applicable, and thereafter the holders of the Debentures in respect of which such moneys or Trust Units, if applicable, were so repaid to the Trust shall have no rights in respect thereof except to obtain payment and delivery of the moneys or Trust Units, if applicable, from the Trust subject to any limitation provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of ten years after the setting aside described in Section 10.2 to the Trust upon receipt from the Trust, or one of its Subsidiaries, of an uncontested letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Trust prior to the expiry of ten years after such setting aside, the Trust shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Trust but prior to ten years after such setting aside.

10.4 Discharge

The Debenture Trustee shall at the written request of the Trust release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Trust from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other moneys payable hereunder have been paid or satisfied or that, all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other moneys payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

10.5 Satisfaction

(a) The Trust shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Trust, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Trust Units, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Trust has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Trust Units, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Trust Units, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Trust has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Trust has delivered to the Debenture Trustee an Officers' Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 10.5 shall be irrevocable, subject to Section 10.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 10.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2 and 4 and the provisions of Article 1 pertaining to Articles 2 and 4) shall no longer be binding upon or applicable to the Trust.

(c) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 10.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 10.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Trust's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 10.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 10.5, provided that if the Trust has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Trust shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

10.6 Continuance of Rights, Duties and Obligations

Where trust funds or trust property have been deposited pursuant to Section 10.5, the holders of Debentures and the Trust shall continue to have and be subject to their respective rights, duties and obligations under Articles 2 and 4.

ARTICLE 11
TRUST UNIT INTEREST PAYMENT ELECTION

11.1 Trust Unit Interest Payment Election

(a) Provided that the Trust is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Trust Units are then listed), the Trust shall have the right, from time to time, to make a Trust Unit Interest Payment Election in respect of any Interest Obligation by delivering a Trust Unit Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Trust Units are then listed.

(b) Upon receipt of a Trust Unit Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 11 and such Trust Unit Interest Payment Election Notice, deliver Trust Unit Bid Requests to the investment banks, brokers or dealers identified by the Trust, in its absolute discretion, in the Trust Unit Interest Payment Election Notice. In connection with the Trust Unit

Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Trust Units from the Trust and process the Trust Units in accordance with the Trust Unit Interest Payment Election Notice, (ii) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Trust in the Trust Unit Interest Payment Election Notice, (iii) invest the proceeds of such sales on the direction of the Trust in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Trust Unit Interest Payment Election was made and (iv) perform any other action necessarily incidental thereto as directed by the Trust in its absolute discretion. The Trust Unit Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Trust Unit Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Trust Units which, together with the cash payments by the Trust in lieu of fractional Trust Units, if any, equal the Interest Obligation on the Trust Unit Delivery Date.

(c) The Trust Unit Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Trust, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Trust Units on the Trust Unit Delivery Date, to withdraw the Trust Unit Interest Payment Election (which shall have the effect of withdrawing each related Trust Unit Bid Request), whereupon the Trust shall be obliged to pay in cash the Interest Obligation in respect of which the Trust Unit Interest Payment Election Notice has been delivered.

(d) Any sale of Trust Units pursuant to this Article 11 may be made to one or more Persons whose bids are solicited, but all such sales with respect to a particular Trust Unit Interest Payment Election shall take place concurrently on the Trust Unit Delivery Date.

(e) The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Trust elects to satisfy the Interest Obligation pursuant to a Trust Unit Interest Payment Election.

(f) The Debenture Trustee shall inform the Trust promptly following receipt of any bid or bids for Trust Units solicited pursuant to the Trust Unit Bid Requests. The Debenture Trustee shall accept such bid or bids as the Trust, in its absolute discretion, shall direct by Written Direction of the Trust, provided that the aggregate proceeds of all sales of Trust Units resulting from the acceptance of such bids, together with the amount of any cash payment by the Trust in lieu of any fractional Trust Units, on the Trust Unit Delivery Date, must be equal to the related Trust Unit Interest Payment Election Amount in connection with any bids so accepted, the Trust, the Debenture Trustee (if required by the Trust in its absolute discretion) and the applicable bidders shall, not later than the Trust Unit

Delivery Date, enter into Trust Unit Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Trust Units are then listed. The Trust shall pay all fees and expenses in connection with the Trust Unit Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that (i) all conditions specified in each Trust Unit Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Trust Units to be sold thereunder against payment of the purchase price thereof, and (ii) the purchasers under each Trust Unit Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Trust Unit Delivery Date, the Trust shall, on the Trust Unit Delivery Date, deliver to the Debenture Trustee the Trust Units to be sold on such date, an amount in cash equal to the value of any fractional Trust Units and an Officers' Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Trust Unit Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Trust Unit Delivery Date by the delivery of the Trust Units to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Trust Unit Interest Payment Election Amount (less any amount attributable to any fractional Trust Units), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Trust Unit Interest Payment Election Amount will be to receive same from the Debenture Trustee out of the proceeds of such sales of Trust Units plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Trust in respect of the Interest Obligation.

(h) The Debenture Trustee shall, on the Trust Unit Delivery Date, use the sale proceeds of the Trust Units (together with any cash received from the Trust in lieu of any fractional Trust Units) to purchase, on the direction of the Trust in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "Trust Unit Proceeds Investment") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Trust (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "Interest Account") for such Debentures. The Debenture Trustee shall hold such Trust Unit Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Trust Unit Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Trust Unit Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the Holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Trust Unit Proceeds Investment or otherwise in excess of the Trust Unit Interest Payment Election Amount to the Trust.

(i) Neither the making of a Trust Unit Payment Election nor the consummation of sales of Trust Units on a Trust Unit Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Trust Units in satisfaction of such Interest Obligation.

(j) No fractional Trust Units will be issued in satisfaction of interest but in lieu thereof the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 12
SUCCESSORS

12.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 13, the Trust shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other Person (herein called a "Successor") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Trust and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

   (i) the Successor will have assumed all the covenants and obligations of the Trust under this Indenture in respect of the Debentures;

   (ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

   (iii) in the case of an entity organized otherwise than under the laws of the Province of Alberta, shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Trust (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

12.2 Vesting of Powers in Successor

Whenever the conditions of Section 12.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Trust under this Indenture with the same effect as though the Successor had been named as the Trust herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Trust shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Trust delivering to the Debenture Trustee an opinion of Counsel to the effect that the transaction shall not result in any material adverse tax consequences to the Trust or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 13
COMPULSORY ACQUISITION

13.1 Definitions

In this Article:

(a) **"Affiliate"** and **"Associate"** shall have their respective meanings set forth in the *Securities Act* (Alberta);

(b) **"Dissenting Debentureholders"** means a Debentureholder who does not accept an Offer referred to in Section 13.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) **"Offer"** means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) **"offer to acquire"** includes an acceptance of an offer to sell;

(e) **"Offeror"** means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) **"Offeror's Notice"** means the notice described in Section 13.3; and

(g) **"Offeror's Debentures"** means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

13.2 Offer for Debentures

If an Offer for all the of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 45 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 13.3 and 13.5;

the Offeror is entitled to acquire, and the Dissenting Debentureholders are required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

13.3 Offeror's Notice to Dissenting Shareholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 13.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "Offeror's Notice") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Debenture certificate(s) to the Trust within 21 days after the date of the sending of the Offeror's Notice.

13.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section

13.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture Certificate(s) to the Debenture Trustee duly endorsed for transfer.

13.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 13.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 13.2.

13.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 13.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

13.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 13.3, the Debenture Trustee, if the Offeror has complied with Section 13.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 13.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 13; and

(c) send to each Dissenting Debentureholder who has not complied with Section 13.4 a notice stating that:

    (i) his or her Debentures have been transferred to the Offeror;

    (ii) the Debenture Trustee or some other person designated in such notice are holding in trust the consideration for such Debentures; and

    (iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

13.8 Communication of Offer to Trust

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Trust.

ARTICLE 14
MEETINGS OF DEBENTUREHOLDERS

14.1 Right to Convene Meeting

The Debenture Trustee or the Trust may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Trust or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Trust or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding of indemnity, to give notice convening a meeting, the Trust or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

14.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 15.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 14.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 14.2(c) and (d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee so especially affected (hereinafter referred to as the "especially affected series") shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a "Serial Meeting"; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 14.15 unless in addition to compliance with the other provisions of this Article 14:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 14 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than $66^{2/3}$%) of the principal amount of the Debentures of such series then outstanding voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 14.15, such instrument is signed in one or more counterparts by the holders of not less than $66^{2/3}$% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 14.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Trust for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 14.2 or Sections 14.4, 14.12 and 14.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

14.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

14.4 Quorum

Subject to the provisions of Section 14.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day thereafter) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 14.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum be present at the commencement of business.

14.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

14.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 14.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

14.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

14.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

14.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Trust (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Trust or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed, cabled, telegraphed or sent by telex before the meeting to the Trust or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

14.10 Persons Entitled to Attend Meetings

The Trust and the Debenture Trustee, by their respective officers and directors, the Auditors of the Trust and the legal advisers of the Trust, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

14.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium, or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Trust, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Trust and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Trust or for the consolidation, amalgamation or merger of the Trust with any other Person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the

Trust or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 12.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive and direct the Debenture Trustee to waive any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 9.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 9.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any units or other securities of the Trust;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until a new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into units, bonds, debentures or other securities or obligations of the Trust or of any other Person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 14.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 14.11(j).

14.12 Meaning of "Extraordinary Resolution"

(a) The expression "Extraordinary Resolution" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than $66^{2/3}$% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than $66^{2/3}$% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 15.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than $66^{2/3}$% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than $66^{2/3}$% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

14.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

14.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Trust, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

14.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of $66^{2/3}$% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of $66^{2/3}$% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression "Extraordinary Resolution" when used in this Indenture shall include an instrument so signed.

14.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 14.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

14.17 Evidence of Rights Of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

14.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 14.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 14 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 15
NOTICES

15.1 Notice to Trust

Any notice to the Trust under the provisions of this Indenture shall be valid and effective if delivered to the Trust at: 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, Attention: Chief Financial Officer, and a copy delivered to Macleod Dixon LLP, 3700, 400 - 3rd Avenue SW, Calgary, Alberta T2P 4H2, Attention: Scott Negraiff, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given 3 days following the mailing thereof. The Trust may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Trust for all purposes of this Indenture.

15.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given 3 days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Trust to give or mail any notice due to anything beyond the reasonable control of the Trust shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Trust shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

15.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given 3 days following-the mailing thereof.

15.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 15.3, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 15.3.

ARTICLE 16
CONCERNING THE DEBENTURE TRUSTEE

16.1 No Conflict of Interest

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the

Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 16.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 16.2.

16.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Trust 90 days notice in writing or such shorter notice as the Trust may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 16.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Trust shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Trust, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Trust's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Trust or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 16.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Trust, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Trust be required by any new Debenture Trustee or more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Trust.

16.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

16.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 16.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Trust.

16.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Trust shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Trust or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Trust, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished by the Debenture Trustee in accordance with the terms of this Section 16.5 or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Trust written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) certificate made by any one officer or director of Provident Ltd., on behalf of the Trust, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the

Auditors of the Trust whom the Debenture Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certificates and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a trustee, officer or employer of the Trust it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Trust shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Trust has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Trust shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Trust or as a result of any obligation imposed by this Indenture.

16.6 Officers' Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officers' Certificate.

16.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Trust, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Trust.

16.8 Debenture Trustee May Deal in Debentures

Subject to Sections 16.1 and 16.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Trust or otherwise, without being liable to account for any profits made thereby.

16.9 Investment of Moneys Held by Debenture Trustee

Unless otherwise provided in this Indenture, any moneys held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustee are authorized to invest trust moneys, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such moneys at the written direction of the Trust given in a reasonably timely manner. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Trust, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Trust all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

16.10 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 9.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 16.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Trust of any of the obligations herein imposed upon the Trust or of the covenants on the part of the Trust herein contained, nor in any way to supervise or interfere with the conduct of the Trust's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 14, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

16.11 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

16.12 Debenture Trustee Not Bound to Act on Trust's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Trust or of the trustee until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

16.13 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

16.14 Authority to Carry on Business

The Debenture Trustee represents to the Trust that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 16.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 16.2.

16.15 Compensation and Indemnity

(a) The Trust shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Trust and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Trust hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the willful misconduct or bad faith of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Trust promptly of any claim for which it may seek indemnity. The Trust shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate counsel and the Trust shall pay the reasonable fees and expenses of such Counsel. The Trust need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) The Trust need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence or bad faith or breach of the Debenture Trustee's duties hereunder.

16.16 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 17
SUPPLEMENTAL INDENTURES

17.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of Provident Ltd., on behalf of the Trust, the Trust, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Trust herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Trust and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 14; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Trust and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of

United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Trust and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Trust provided for the issue of Debentures, providing that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 18
EXECUTION AND FORMAL DATE

18.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

18.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of April 11, 2002, irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

PROVIDENT ENERGY TRUST, by Provident Energy Ltd.

By: *"Thomas W. Buchanan"*

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*

COMPUTERSHARE TRUST COMPANY OF CANADA

By: *"Anne DeWaele"*

By: *"Jacqueline Spink"*

SCHEDULE "A"

TO THE TRUST INDENTURE AMONG

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE A

[This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this Debenture is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to Provident Energy Trust or its agent for registration of transfer, exchange or payment, and any Debenture issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS, ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since as the registered holder hereof, CDS & CO., has an interest herein.]

CUSIP •

No. • **$•**

PROVIDENT ENERGY TRUST
(A trust governed by the laws of Alberta)
10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
due May 15, 2007

PROVIDENT ENERGY TRUST (the "Trust") for value received hereby acknowledges itself indebted and, subject to the provisions of the Trust Indenture (the "Indenture") dated as of April 11, 2002 among the Trust, Provident Energy Ltd. and Computershare Trust Company of Canada (the "Debenture Trustee"), promises to pay to the registered holder hereof on May 15, 2007 (the "Maturity Date") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of • Dollars ($•) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 10.5% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on May 15 and November 15 in each year commencing on November 15, 2002 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Trust at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from April 11, 2002 to, but excluding November 15, 2002, which will be equal to $62.71 for each $1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Trust issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $64,410,000 in lawful money of Canada. However, but subject to the terms of the Indenture, up to an additional $75,000,000 of Initial Debentures may be issued pursuant to the Indenture after the date hereof. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Trust and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The whole, or if this Initial Debenture is in a denomination in excess of $1,000 any part which is $1,000 or an integral multiple thereof, of the principal of this Initial Debenture is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta, at any time prior to the close of business on the last Business Day immediately preceding the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Trust Units (without adjustment for interest accrued hereon or for dividends or distributions on Trust Units issuable upon conversion) at a conversion price of $10.70 (the "Conversion Price") per Trust Unit, being a rate of approximately 93.4579 Trust Units for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Trust Units will be issued on any conversion but in lieu thereof, the Trust will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture.

This Initial Debenture may be redeemed at the option of the Trust on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before May 15, 2005, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After May 15, 2005 and prior to May 15, 2006, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After May 15, 2006 and prior to maturity, the Initial Debentures are redeemable at the option of the Trust at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Trust Units obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date.

Upon the occurrence of a Change of Control of the Trust, the Trust is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "Offer"). If 90% of the principal amount of all Debentures outstanding on the date the Trust provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Trust has the right to redeem and shall redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If a takeover bid for Initial Debentures, within the meaning of the *Securities Act* (Alberta), is made and 90% of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the takeover bid by or on behalf of the Offeror, Associates or Affiliates of the offer or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror will be entitled to acquire the Initial Debentures of those holders who did not accept the offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and (subject to any applicable regulatory approval), elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Trust Units obtained by dividing the principal amount of this Initial Debenture to be paid for in Trust Units pursuant to the exercise by the Trust of the Unit Repayment Right by 95% of the weighted average trading price of the Trust Units on the Toronto Stock Exchange for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Trust, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Trust Units, officers or agents of the Trust in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Trust with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture.

IN WITNESS WHEREOF PROVIDENT ENERGY TRUST has caused this Debenture to be signed by its authorized representatives as of the 11th day of April, 2002.

PROVIDENT ENERGY TRUST, by
Provident Energy Ltd.

By: ________________________________

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 10.5% Convertible Unsecured Subordinated Debentures due May 15, 2007 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ________________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $_____________ principal amount hereof*) of PROVIDENT ENERGY TRUST standing in the name(s) of the undersigned in the register maintained by the Trust with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ______________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

____
Authorized Officer

____
Signature of transferring registered holder

____
Name of Institution

SCHEDULE "B"

TO THE TRUST INDENTURE AMONG

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE B

Form of Redemption Notice

PROVIDENT ENERGY TRUST

10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 10.5% Convertible Unsecured Subordinated Debentures (the "Debentures") of Provident Energy Trust (the "Trust")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the Trust Indenture (the "Indenture") dated as of April 11, 2002 among the Trust. Provident Energy Ltd. and Computershare Trust Company of Canada (the "Debenture Trustee"), that the aggregate principal amount of all Debentures outstanding will be redeemed as of • (the "Redemption Date"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "Redemption Price"), and (ii) all accrued and unpaid interest hereon to but excluding the Redemption Date (collectively, the "Total Redemption Price").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
Suite 710, 530 - 8th Avenue, SW
Calgary AB T2P 3S8

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Trust hereby irrevocably elects to satisfy its obligation to pay to Holders of Debentures $• of the Redemption Price payable to Holders of Debentures in accordance with this notice by issuing and delivering to the Holders that number of Freely Tradeable Trust Units obtained by dividing the Redemption Price by 95% of the then Current Market Price of the Trust Units.]

No fractional Trust Units shall be delivered upon the exercise by the Trust of the above-mentioned redemption right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Trust Units on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Trust shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the Holders, of certificates representing the Freely Tradeable Trust Units to which Holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Trust Units, cash representing the balance of the Redemption Price.

DATED:

PROVIDENT ENERGY TRUST

____

(Authorized Director or Officer of
Provident Energy Ltd.)

SCHEDULE "C"
TO THE TRUST INDENTURE AMONG
PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD. AND
COMPUTERSHARE TRUST COMPANY OF CANADA
FORM OF MATURITY NOTICE

SCHEDULE C

Form of Maturity Notice

PROVIDENT ENERGY TRUST

10.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 10.5% Convertible Unsecured Subordinated Debentures (the "Debentures") of Provident Energy Trust (the "Trust")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the Trust Indenture (the "Indenture") dated as of April 11, 2002 among the Trust, Provident Energy Ltd. and Computershare Trust Company of Canada, as trustee (the "Debenture Trustee"), that the Debentures are due and payable as of May 15, 2007 (the "Maturity Date") and the Trust elects to satisfy its obligation to pay to Holders of Debentures on the Maturity Date by issuing and delivering to the Holders that number of Freely Tradeable Trust Units equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Trust Units on the Maturity Date.

No fractional Trust Units shall be delivered on exercise by the Trust of the above mentioned repayment right but, in lieu thereof, the Trust shall pay the cash equivalent thereof determined on the basis of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Trust shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the Holders, of certificates representing the Freely Tradeable Trust Units to which Holders are entitled together with the cash equivalent in lieu of fractional Trust Units, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Trust Units, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

PROVIDENT ENERGY TRUST

____

(Authorized Director or Officer of Provident Energy Ltd.)

SCHEDULE "D"

TO THE TRUST INDENTURE AMONG

PROVIDENT ENERGY TRUST, PROVIDENT ENERTY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE D

Form of Notice of Conversion

CONVERSION NOTICE

TO: PROVIDENT ENERGY TRUST

Note: All capitalized terms used herein have the meaning ascribed thereto in the Trust Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 10.5% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Trust Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Trust Units of Provident Energy Trust issuable upon a conversion be issued and delivered to the person indicated below. (If Trust Units are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ________________________

____
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Trust Units are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Trust Units are to be issued, delivered and registered)

Name: ________________________

____
(Address)

____
(City, Province and Postal Code)

Name of guarantor: ______________________________

Authorized signature: ____________________________

SCHEDULE "E"

TO THE TRUST INDENTURE AMONG

PROVIDENT ENERGY TRUST, PROVIDENT ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE E

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada
as trustee and registrar of the 10.5% Convertible Unsecured Subordinated Debentures and Trust Units of Provident Energy Trust Calgary, Alberta.

The undersigned (a) acknowledges that the sale of the securities of Provident Energy Trust (the "Trust") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the *United States Securities Act of 1933*, as amended (the "1933 Act") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States, and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller or any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________

By: ______________________

Name:

Title:

EXHIBITS TO FORM 6-K

PROVIDENT ENERGY TRUST

Volume 2

Exhibit 13.1



PROVIDENT ENERGY TRUST Q1

QUARTERLY REPORT FOR THE PERIOD ENDED MARCH 31, 2002

Provident Energy Trust continues to deliver strong growth in first quarter of 2002

Provident Energy Trust ("Provident") (TSX – "PVE.UN"; AMEX – "PVX") is pleased to report that in the first quarter of 2002, the Trust continued to build upon the success achieved in 2001 with continued growth in production, reserves, cash flow and market capitalization. In January 2002 the Trust successfully completed the acquisition of Richland Petroleum Corporation ("Richland") and in March 2002 the Trust announced a large property acquisition of light oil and natural gas production in Southern Alberta, which combined with the Richland assets, has established Southern Alberta as a new core area for the Trust.

The first quarter was marked by the closing of a key acquisition that added 6,800 boed and a second announced acquisition that will add 3,600 boed.

Financial and Operating Results

For the quarter ended March 31, 2002, Provident realized significant growth in production and cash flow primarily as a result of the acquisition of Richland Petroleum Ltd. effective January 16, 2002. Financial and operating highlights are as follows:

(All amounts in Canadian $000s except per unit data)	Three months ended March 31, 2002	March 6, 2001 to March 31, 2001	% Change
FINANCIAL			
Gross revenue	$ 31,641	$ 4,946	540
Cash flow from operations	$ 15,324	$ 2,680	472
Per weighted average unit	$ 0.51	$ 0.38	34
Declared distributions to unitholders	$ 14,813	$ 1,773	735
Per unit	$ 0.46	$ 0.25	84
Net income	$ 1,339	$ 931	44
Per weighted average unit	$ 0.04	$ 0.13	(69)
Capital expenditures	$ 3,943	$ 12	–
Property acquisitions	$ 54	$ 2,206	(98)
Property dispositions	$ (1,712)	$ (12)	–
Bank Debt	$ 125,400	$ 28,300	343
Unitholders' equity	$ 190,096	$ 43,666	335
Weighted average units outstanding (000s)	30,334	7,092	328
OPERATING			
Daily production			
Crude oil – Light/Medium (bpd)	3,147	924	241
– Heavy (15° API) (bpd)	5,712	2,013	184
Natural gas liquids (bpd)	850	235	262
Natural gas (mcfd)	36,111	11,155	224
Oil equivalent (boed) (1)	15,727	5,031	213
UNIT STATISTICS ($Cdn)			
Average selling price			
Crude oil – Light/Medium ($/bbl)	$ 28.88	$ 32.35	(11)
– Heavy (15° API) ($/bbl)	$ 19.84	$ 22.14	(11)
– Corporate blend ($/bbl)	$ 23.06	$ 25.36	(9)
Natural gas liquids ($/bbl)	$ 21.17	$ 44.12	(52)
Natural gas ($/mcf)	$ 3.58	$ 9.45	(62)
Oil equivalent ($/boe) (1)	$ 22.35	$ 37.81	(41)
Netback ($/boe) (1)	$ 11.55	$ 23.99	(52)

(1) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

- *On January 16, 2002, Provident completed the $190 million acquisition of Richland Petroleum Corporation ("Richland") that was accretive on the key measures of distributable cash flow per unit and net asset value per unit. The acquisition added approximately 6,800 boed of light/medium crude oil, natural gas and natural gas liquids production and helped to further diversify Provident's production base.*
- *On March 26, 2002, Provident announced a $72 million acquisition of producing properties located in Southern Alberta that are in close proximity to the properties acquired from Richland and helped establish Southern Alberta as a new core area for the Trust. The acquired assets produce approximately 3,600 boed of natural gas, medium crude oil and natural gas liquids. To finance the acquisition, the Trust announced a bought deal financing consisting of 3.9 million trust units at a price of $10.10 per unit for net proceeds of $37.4 million and, in a first for the energy trust sector, 10.5% subordinated convertible debentures for net proceeds of $61.8 million.*
- *Provident achieved a 100 percent success, rate drilling and completing seven net heavy oil wells and participating in the drilling of one southern Alberta gas well.*
- *During the first quarter, the Trust declared distributions of $0.46 per unit.*

Acquisition of Richland Petroleum Corporation

On January 16, 2002, Provident announced the successful completion of the acquisition of Richland Petroleum Corporation with approval of the Plan of Arrangement ("the Plan") from approximately 99.5 percent of the Richland shares represented at Richland's special meeting of shareholders.

Under the Plan, all of the issued and outstanding shares of Richland were acquired with the Richland shareholders receiving, in exchange for each Richland share held, (i) 0.4 of a Provident Unit and (ii) one common share of a newly incorporated exploration and production company. The Trust issued 11.2 million units to acquire all of the outstanding shares of Richland. The total transaction was valued at approximately $190 million including the bank debt and working capital assumed by Provident.

Richland added approximately 6,800 boed of light/medium oil, natural gas and natural gas liquids production in the areas, West Central Alberta, Southeast Saskatchewan and Southern Alberta and 143,000 net acres of undeveloped land. Geographically the Richland assets compliment Provident's existing operations in West Central Alberta and Southeast Saskatchewan and have established a new core area in Southern Alberta.

On key measures, the acquisition was 10 percent accretive to cash flow per unit and 3 percent accretive to net asset value per unit. Richland added approximately 17.8 million boe's of established reserves. Net of the value of undeveloped land, Richland was acquired at a cost of $9.50 per boe of established reserves and $27,900 per producing barrel.

Provident acquired the Richland assets at a cost of $9.50 per boe of established reserves and $27,500 per producing barrel.

The acquisition of the Southern Alberta assets cost $6.82 per boe of established reserves and $18,055 per boe of production.

$72 million acquisition of Southern Alberta properties and concurrent financing

On May 1, 2002, the Trust completed a $72 million acquisition of producing assets located in Southern Alberta from a large independent U.S. based exploration and production company. The acquired assets consist of approximately 3,600 boed of medium oil, natural gas and natural gas liquids and include 78,000 net acres of undeveloped land. The transaction was effective January 1, 2002 and accordingly the purchase price was reduced by the net cash flow of the acquired properties from January 1, 2002 to the closing date on May 1, 2002 resulting in a net purchase price of approximately $67.5 million. The purchase and sale agreement contemplates further adjustments in certain circumstances, none of which would materially impact the transaction.

In conjunction with the transaction, Provident completed, on a bought deal basis, concurrent offerings of $64.4 million aggregate principal amount of convertible unsecured subordinate debentures (the "Convertible Debentures") and 3.9 million trust units at $10.10 for net proceeds of $ 37.4 million. The five-year Convertible Debentures have a face value of $1,000 per debenture, a coupon rate of 10.50% and mature on May 15, 2007. Prior to maturity the debentures are convertible into trust units of Provident at $10.70 per trust unit. The proceeds from the financing were used to finance the property acquisition and will be used to fund future acquisitions, Provident's second quarter heavy oil drilling program and for general corporate purposes. The financing was successfully closed on April 11, 2002 and resulted in Provident having 36.1 million trust units outstanding.

Based on key acquisition measures (assuming treatment of the Convertible Debentures on a fully diluted basis) the acquisition on a per unit basis was four percent accretive to cash flow and seven percent accretive to net asset value. The acquired assets added approximately 9.5 million boes of established reserves and 78,000 net acres of undeveloped land resulting in an acquisition cost, net of land values, of $6.82 per boe of established reserves and $18,055 per boe of daily production.

As of May 1, 2002, the Trust's daily average production has increased to approximately 20,300 boed, comprised of 47 percent natural gas and natural gas liquids, 29 percent cold conventional heavy oil and 24 percent medium/light crude oil. The acquisitions of Richland and the Southern Alberta producing assets have substantially diversified Provident's commodity mix so that the Trust is not too heavily weighted to heavy oil. Our current commodity mix provides a natural hedge and complements our Commodity Price Risk Management Program to assist with minimizing the volatility commodity prices have on our cash flow and distributions.

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended March 31, 2002, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. All amounts are reported in Canadian dollars, unless otherwise stated.

First quarter capital expenditures of $3.9 million were allocated mainly to Lloydminster heavy oil drilling, with the balance divided between southeast Saskatchewan and Southern Alberta.

Capital expenditures

Provident spent $3.9 million in the quarter, of which $1.9 million was spent in our Lloydminster core area drilling and completing seven net heavy oil wells. In southeast Saskatchewan expenditures were approximately $0.5 million directed at re-completions and facilities and in west central and southern Alberta $0.5 million was spent to add additional compression. Seismic reprocessing, land retention and non-operated capital expenditures totaled $0.7 million in the quarter. In the quarter, the Trust disposed of $1.7 million of non-core assets representing minimal production of 30 boed.

For the period March 6, 2001 to March 31, 2001, the Trust spent $2.2 million in net capital expenditures, including acquisitions. The vast majority was spent on a property acquisition to increase Provident's working interest in several of its fields in southeast Saskatchewan.

Total production for the quarter averaged 15,727 boed.

Production

During the quarter, total production averaged 15,727 boed compared to 5,031 boed in the period from March 6, 2001 to March 31, 2001. The increase is attributed to the corporate acquisitions completed by the Trust of Maxx Petroleum Ltd on May 25, 2001 and incorporating Richland's production from January 16, 2002 to March 31, 2002. Heavy oil production exceeded the prior year period by 184 percent or 3,699 bpd as a result of the addition of Maxx's heavy oil properties and better than anticipated sales from heavy oil wells drilled in 2001. Provident's natural gas and natural gas liquids production averaged 36.1 mmcfd and 850 bpd respectively, which was 4,780 boed or 229 percent higher than the year ago period. The addition of Maxx's west central Alberta properties and Richland's west central and southern Alberta properties contributed to the increase. Light/medium oil production exceeded production for the comparable period in 2001 by 241 percent or 2,223 bpd. This resulted from the addition of Maxx's southeast Saskatchewan and west central Alberta properties and from Richland's southern Alberta and southeast Saskatchewan properties. The production growth achieved through the corporate acquisitions and heavy oil drilling has been partially offset by natural declines.

Crude oil price

In the first quarter, West Texas Intermediate (WTI) crude oil price averaged US$21.64 per barrel compared to US$27.32 per barrel in the period March 6, 2001 to March 31, 2001. The Cdn/US dollar exchange rate averaged 1.59 in the quarter, which was higher than the prior year period rate of $1.56. The weaker crude oil price partially offset by the weaker Canadian dollar and by narrower heavy oil differentials resulted in lower wellhead prices for Provident's heavy oil production. Provident's average selling price at the wellhead for all blends of crude oil was Cdn$23.06 per barrel for the quarter compared to Cdn$25.36 per barrel for the prior year period. Average prices include a loss of $0.6 million or $0.81 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $0.3 million or $3.96 per barrel in the March 6, 2001 to March 31, 2001 period.

Natural gas price

The price of natural gas in the first quarter increased slightly from average fourth quarter 2001 prices, but remained well below the record first quarter 2001 prices. Natural gas at AECO averaged Cdn$3.50 per mcf in the first quarter, while the Trust received an average price of Cdn$3.58 per mcf for its natural gas, as compared to

Cdn$9.45 per mcf in the March 6, 2001 to March 31, 2001 period. The actual average selling prices for natural gas include a gain of $0.2 million or Cdn$0.06 per mcf from the Commodity Price Risk Management Program as compared to $0.5 million or Cdn$1.68 per mcf in the prior year period.

In the first quarter, Provident's price risk management program delivered an average price of Cdn$ 18.85 on 88% of its heavy oil sales, US$20.00 on 8% of light/medium oil sales and $4.81 per mcf on 75% of natural gas sales.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility in Provident's crude oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. In the first quarter Provident's Commodity Price Risk Management Program delivered an average price of Cdn$18.85 on 88% of its heavy oil sales, US$20.00 on 8% of light/medium oil sales and $4.81 per mcf on 75% of natural gas sales. The program reduced first quarter cash flow by $0.5 million. Provident's aggregate position under the Commodity Price Risk Management Program is summarized in the following table:

Commodity Price Risk Management Program summary

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	April 1 – December 31
	Light Oil	1,000 bpd	WTI US$24.30	April 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	April 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	April 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	April 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	April 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	April 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	April 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	April 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31
2003	Light Oil	1,000 bpd	WTI US$23.18	January 1 – December 31
	Heavy Oil	3,000 bpd	Cdn $18.98 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

For hedges in place at March 31, 2002 and using March 31, 2002 forward commodity prices, the unrealized loss associated with Provident's crude oil hedging was $11.4 million. For natural gas, the unrealized loss was $1.0 million.

Cash flow from operations

During the quarter, cash flow from operations was $15.3 million ($0.51 per unit), which was 472 percent higher than the $2.7 million ($0.38 per unit) for the period from March 6, 2001 to March 31, 2001. The growth in cash flow reflects the increase in our operating income, the increase in the number of days in the period partially offset by increased general and administration costs, management fees, interest expense and current tax expense associated with our growth.

Revenues

During the quarter, gross production revenues from oil, natural gas and natural gas liquids on a cash basis was $34.1 million which was reduced by $2.5 million of non-cash amortization related to the deferred hedging gains booked at the time of the Richland acquisition. The net amount of $31.6 million was 549 percent higher than the

$4.9 million recorded for the period March 6, 2001 to March 31, 2001. The increased revenue was a result of an increase in the number of days and increased production due to the acquisitions of Maxx and Richland, partially offset by significantly lower commodity prices in the first quarter of 2002 compared to prices received in the March 6 to March 31, 2001 period.

Lower crude oil and natural gas prices resulted in lower operating netbacks, which were partially offset by lower royalties and production expenses.

Royalties

Royalties in the quarter were $6.8 million, $4.79 per boe or 21 percent of gross production revenue prior to hedging. This compares to the March 6 to March 31, 2001 period with royalties of $0.8 million, $7.28 per boe or 19.6 percent of gross production revenue prior to hedging. The increase in the royalties as a percentage of gross production revenue has been impacted by the change in the Trust's production mix partially offset by the significantly lower commodity prices in the current quarter compared to the March 6 to March 31, 2001 period. For the quarter, the ARTC rate was 25 percent and will remain the same in the second quarter.

Production expenses

Production expenses averaged $6.01 per boe for the quarter, which was $1.61 or 21 percent lower than the March 6, 2001 to March 31, 2001 expense of $7.62 per boe. As a result of the Richland acquisition, a higher percentage of Provident's production comes from natural gas, which has lower per boe production expenses compared to the Trust's oil assets. As well, with the lower heavy oil price prevalent for much of the first quarter, the Trust opted not to spend significant amounts on discretionary well servicing costs, which contrasted with the March 6 to March 31, 2001 period when the Trust extensively spent discretionary servicing dollars in its heavy oil area.

Operating netback

Provident's operating netback in the first quarter of 2002 was $11.55 per boe, which was significantly lower than the netback of $23.99 in the March 6, 2001 to March 31, 2001 period. The lower netbacks are primarily attributed to lower crude oil and natural gas prices, partially offset by lower royalties and production expenses.

Bank debt

Due to a change in Canadian accounting principles, effective January 1, 2002, all demand credit facilities that are revolving, in nature, must be disclosed as "Current portion of long-term debt". For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current. The change is simply due to a change in accounting policy and in no way reflects any change in the underlying fundamentals or the financial strength of the Trust's business.

Depletion, depreciation and amortization (DD&A)

DD&A expense in the first quarter was $10.38 per boe, which was 15 percent higher than the March 6, 2001 to March 31, 2001 rate of $9.11 per boe. The increased DD&A rate per boe can be almost entirely attributed to the increased depletion base resulting from the purchase accounting method used to record the acquisition of Richland, and more specifically, the use of the liability method of accounting for future taxes, which requires an increase in the purchase price of an acquisition by the tax affected difference between the purchase price and the tax pools acquired. If this increase had not been taken, the DD&A rate would have been lower than the prior year period at $8.95 per boe.

Going forward, Provident will continue a program of low risk optimization and development, while pursuing corporate or property acquisitions that are accretive to distributable cash flow and net asset value on a per unit basis.

Acquisition of Richland Petroleum Corporation ("Richland")

On January 16, 2002 Provident amalgamated with Richland and recorded the assets and liabilities of Richland using the purchase method of accounting. A breakdown of the assets and liabilities acquired is detailed in Note 2 to the consolidated financial statements. As at March 31, 2002 there was $0.7 million of liabilities accrued relating to the acquisition.

Outlook

Provident's strategy is to continue to complete corporate or property acquisitions that are accretive to distributable cash flow and net asset value, on a per unit basis. Currently, our primary focus in completing accretive deals is to acquire companies in the junior oil and gas sector where currently valuations for most companies are below those in the energy trust sector. We also believe that accretive growth opportunities are going to arise throughout 2002 in the property acquisition market as producers continue to shed non-core assets to focus operations and strengthen their balance sheets.

Provident's strategy to manage our production decline risk on our current asset base of 20,300 boed is through low-risk optimization and development, farming out of higher risk prospects and the sale of non-core assets. Provident has the ability to "dial up" production in its heavy oil area where we maintain an inventory of up to 200 low risk development locations. This allows us to incorporate a flexible capital budget where we can compare our opportunities for maintaining our base through drilling or acquisition and direct our capital to its most efficient use.

Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

On May 2, 2002 the Trust announced a Distribution Reinvestment Plan "DRIP" which also contains a Premium Distribution component. In short, unitholders participating in the DRIP can purchase units at 95 percent of the average market price as defined in the plan with no additional commissions or fees. Unitholders also have the option of participating in the Premium Distribution and receive a cash payment equal to 102 percent of their normal monthly distribution. For additional details on these plans, please see our May 2, 2002 press release or visit our website at www.providentenergy.com.

We cordially invite unitholders to attend our Annual General Meeting to be held in Calgary on Monday June 3 at 3:00 P.M. MDT at the Metropolitan Centre and once again would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

"signed"	"signed"
Thomas W. Buchanan,	***Randall J. Findlay,***
Chief Executive Officer	President

Forward looking statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

CONSOLIDATED BALANCE SHEETS

Canadian Dollars (000s)	As at March 31, 2002	As at December 31, 2001
	(unaudited)	(audited)
Assets		
Current assets		
Cash	$ 22	$ 35
Accounts receivable	23,779	11,838
Current portion of deferred hedging settlements	7,218	171
Assets held for sale	–	1,500
Prepaids (Note 8)	7,774	117
	38,793	13,661
Deferred hedging settlements	582	–
Cash reserve for future site reclamation	1,036	424
Property, plant and equipment	395,128	171,808
	$ 435,538	$ 185,893
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 30,619	$ 10,559
Cash distribution payable to unitholders	4,832	4,204
Current portion of deferred lease obligation	361	495
Bank debt (Note 7)	125,400	35,600
Due to a related party (Note 6)	149	85
	161,361	50,943
Provision for future site restoration	8,821	6,807
Deferred lease obligation	139	180
Future income taxes	73,356	23,252
Unitholders' Equity		
Capital contributions (Note 3)	286,445	187,331
Management fee (Note 6)	1,765	256
Accumulated loss	(44,657)	(45,996)
Accumulated cash distributions	(51,692)	(36,880)
	191,861	104,711
	$ 435,538	$ 185,893

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

Canadian Dollars (000s) (unaudited)	Three months ended March 31, 2002	For the period March 6, 2001 to March 31, 2001
Unitholders' equity, beginning of period	$ 104,455	$ 44,508
Net income for the period	1,339	931
Net capital contributions	99,115	–
Management fee (Note 6)	1,765	–
Cash distributions	(14,813)	(1,773)
Unitholders' equity, end of period	$ 191,861	$ 43,666

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME

Canadian Dollars (000s) except per unit amounts (unaudited)	Three months ended March 31, 2002	For the period March 6, 2001 to March 31, 2001
Revenue		
Gross production revenue	$ 31,641	$ 4,946
Less: Royalties (net of ARTC)	6,780	811
	24,861	4,135
Expenses		
Production	8,503	997
General and administrative	1,405	197
Cash management fees (Note 6)	377	62
Non-cash management fees (Note 6)	1,765	-
Interest	1,013	116
Depletion, depreciation and amortization	14,687	1,192
	27,750	2,564
Income (loss) before taxes	(2,889)	1,571
Capital taxes	568	83
Future income tax expense (recovery)	(4,796)	557
	(4,228)	640
Net income for the period	1,339	931
Accumulated income (loss) at beginning of period	(45,996)	859
Accumulated income (loss) at end of period	$ (44,657)	$ 1,790
Net income per unit – basic and diluted (Note 5)	$ 0.04	$ 0.13

CONSOLIDATED STATEMENT OF DISTRIBUTIONS

Canadian Dollars (000s) except per unit amounts (unaudited)	Three months ended March 31, 2002	For the period March 6, 2001 to March 31, 2001
Cash flow from operating activities	$ 15,324	$ 2,680
Cash reserved for financing and investing activities	(511)	(907)
Declared distributions to unitholders	$ 14,813	$ 1,773
Declared distributions per unit	$ 0.46	$ 0.25

CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars (000s) except per unit amounts (unaudited)	Three months ended March 31, 2002	For the period March 6, 2001 to March 31, 2001
Cash provided by operating activities		
Net earnings for the period	$ 1,339	$ 931
Add non-cash items:		
Depletion, depreciation and amortization	14,687	1,192
Future income tax expense (recovery)	(4,796)	557
Amortization of deferred charges	2,329	–
Non-cash management fees (Note 6)	1,765	–
Cash flow from operations	15,324	2,680
Net change in non-cash working capital	(13,040)	(2,903)
	2,284	(223)
Cash used in investing activities		
Expenditures on property, plant and equipment	(3,943)	(12)
Acquisition of Richland Petroleum Corporation (Note 2)	(3,390)	–
Acquisition of oil and gas properties	(54)	(2,206)
Proceeds on disposition of oil and gas properties	1,712	12
Cash reserve for future site reclamation	(273)	5
Net change in non-cash investing working capital	3,461	(85)
	(2,487)	(2,286)
Cash provided by financing activities		
Increase in long-term bank debt	14,375	2,500
Declared distributions to unitholders	(14,813)	(1,773)
Net change in non-cash financing working capital	628	1,773
	190	2,500
Decrease in cash	(13)	(9)
Cash at beginning of period	35	73
Cash at end of period	$ 22	$ 64
Cash flow from operations per weighted average unit – basic and diluted	$ 0.51	$ 0.38
Supplemental disclosure of cash flow information		
Cash interest paid	$ 1,193	$ 90
Cash capital taxes paid	$ 568	$ 57

256

March 31, 2002 (unaudited)

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident's audited Financial Statements and the notes for the year ended December 31, 2001, which are disclosed in the annual report filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2001 except as described in Note 7.

2. Acquisition of Richland Petroleum Corporation ("Richland")

On November 26, 2001 Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement ("Plan"). On January 15, 2002 the shareholders of Richland voted in favor of the Plan, to amalgamate Richland with Provident Energy Ltd. Provident issued 11,157,225 units with an ascribed value of $98.9 million.

The transaction, effective January 16, 2002, has been accounted for using the purchase method of accounting for acquisitions, with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At January 16, 2002, Provident allocated the purchase price to the assets and liabilities of Richland as follows:

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 234,064
Fair market value of hedges acquired	10,133
Cash reserved for future site restoration	372
Bank debt	(75,425)
Working capital deficiency	(10,111)
Site restoration	(1,559)
Future income taxes	(54,900)
	$ 102,574
Consideration	
Trust units issued	$ 98,853
Acquisition costs incurred	3,721
	$ 102,574

3. Capital Contributions

(a) Authorized

(i) Unlimited number of common voting units

(b) Issued

January 1, 2002 to March 31, 2002 March 6, 2001 to March 31, 2001

	Number of Units	Amount ($000s)	Number of Units	Amount ($000s)
Balance at beginning of period	21,022,321	$ 187,331	7,092,221	$ 43,649
Issued	11,189,023	$ 99,114	–	$ –
Balance at end of period	32,211,344	$ 286,445	7,092,221	$ 43,649

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

4. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

	January 1, 2002 to March 31, 2002		March 6, 2001 to March 31, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	611,100	$ 11.16	–	$ –
Granted	54,500	$ 8.71	423,000	$ 10.98
Cancelled/Expired	(3,000)	$ 10.10	–	$ –
Outstanding at end of period	662,600	$ 10.26	423,000	$ 10.98
Exercisable at end of period	358,529	$ 10.90	141,000	$ 10.98

At March 31, 2002, the Trust had 662,600 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.11 years and the weighted average exercise price is $10.26 per unit.

At March 31, 2001, the Trust had 423,000 options outstanding with prices ranging from $10.50 to $11.09. The weighted average price was $10.98 per unit. The weighted average remaining contractual life of the options was 3.95 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensation costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust's pro forma net earnings would have been negligible.

5. Net earnings per unit

The net earnings per trust unit for the three months ended March 31, 2002 was $0.04 per unit and was calculated based on 30,334,141weighted average number of units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

For the period March 6, 2001 to March 31, 2001, net earnings per unit was $0.13 and was calculated based on 7,092,221 weighted average units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

6. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the three months ended March 31, 2002, the Manager earned cash management fees of $377,246 calculated as two percent of cash operating income. The Manager is also entitled at December 31 of each year to receive a total return fee, which is based on market capitalization, distributions and unit price performance during the year. An amount of $1,765,000 was accrued during the quarter for this fee, which was estimated based on the quarter end unit price, first quarter distributions and number of units outstanding. The fee is expected to be paid in units, however, both the fee as well as the number of units to be issued cannot be determined until year-end. In addition, the Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $65,840 in the quarter. As at March 31, 2002, Provident owed $149,081 to the Manager, which is to be settled in cash. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

7. Bank debt

Effective January 1, 2002, a change in Canadian Generally Accepted Accounting Principles requires that all demand credit facilities that are revolving, in nature, must be disclosed as part of current liabilities. For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current.

8. Subsequent event

On May 1, 2002, the Trust announced the closing of the acquisition of $72.0 million of assets located in southern Alberta, which was originally announced on March 26, 2002 at which time a $7.2 million deposit was paid to the vendor. To finance the transaction, Provident completed, on a bought deal basis, concurrent offerings of $64.4 million aggregate principal amount of convertible unsecured subordinate debentures (the "Convertible Debentures") and 3.9 million of trust units for gross proceeds of $103.8 million. The trust units were offered at a price of $10.10 per trust unit. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon rate of 10.50%, mature on May 15, 2007 and be convertible into trust units of Provident at $10.70 per trust unit. The debentures will be treated as equity and the 10.50% coupon payment will be treated as an additional cash distribution. After the financing, Provident will have 36,111,344 units outstanding.

9. Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

Directors[3]

Grant D. Billing[2]
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
Calgary, Alberta

Bruce R. Libin, Q.C.[1]
Calgary, Alberta

Byron J. Seaman[1]
Calgary, Alberta

Mike H. Shaikh[1]
Calgary, Alberta

Jeffrey T. Smith[2]
Calgary, Alberta

John B. Zaozirny, Q.C.[2]
Calgary, Alberta

(1) Member of Audit, Environmental, Health and Safety Committee

(2) Member of Governance, Human Resources and Compensation Committee

(3) All Board members are members of the Reserves Committee

Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Cameron G. Vouri
Vice President,
Production Operations

Mark N. Walker
Vice President,
Finance & Chief Financial Officer

Senior Management

William T. Cromb
Controller

Douglas L. Meiklejohn
Senior Manager,
Acquisitions and Divestitures

William J. Mitschke
Senior Manager, Exploitation

Gordon B.J. Zaharik
Senior Manager,
Land and Contracts

Auditors

PricewaterhouseCoopers LLP

Bankers

Bank of Montreal
BNP Paribas
Canadian Western Bank
National Bank of Canada

Engineering Consultants

McDaniel & Associates
Consultants Ltd.

Legal Counsel

Macleod Dixon LLP

Trustee

Computershare Trust
Company of Canada

Stock Exchanges

Toronto Stock Exchange
Units
Trading Symbol "PVE.UN"
Debentures
Trading Symbol "PVE.DB"

American Stock Exchange
Trading Symbol "PVX"

For Further Information:

Thomas W. Buchanan
Chief Executive Officer
Phone: (403) 296-2232

Randall J. Findlay
President
Phone: (403) 781-5343

Mark N. Walker
Vice President, Finance
& Chief Financial Officer
Phone: (403) 781-5305

Internet:
www.providentenergy.com
Email: info@providentenergy.com

260

2001 ANNUAL REPORT

Providing for the Future



PROVIDENT

ENERGY TRUST



CONTENTS

ANNUAL GENERAL MEETING

The Annual General Meeting of Provident Energy Trust will be held at 3:00 PM MDT, Monday, June 3, 2002, at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta. All unitholders are invited to attend.





Provident Energy Trust

is a dynamically managed energy royalty and income fund that provides premium returns to unitholders by achieving sustainable growth in net asset value and cash distributions through the acquisition and production of oil and gas in Western Canada.

TOTAL RETURN SINCE INCEPTION



Percent
125
120
115
110
105
100
95
90
85
80
75
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sept-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Provident Energy Trust
Scotia Capital Income Trust Index
TSE 300
TSE Oil & Gas Producers Index

Source: Scotia Capital Inc.

In 2001, Provident Energy Trust embarked on a series of steps to provide unitholders a portfolio of high-yield assets.

Q1

Founders Energy Ltd. reorganizes into Provident Energy Trust.
PVE.UN commences trading on The Toronto Stock Exchange.

Q2

Provident completes $139 million acquisition of Maxx Petroleum Ltd.
PVX commences trading on the American Stock Exchange.

Q3

Provident completes equity offering for net proceeds of $24 million.

Q4

Provident announces the $190 million acquisition of Richland Petroleum Corporation.
Provident completes equity offering for net proceeds of $33 million.




PRODUCTION
BOED
15000
10000
5000
0
Founders conversion to Provident Mar-01
Provident acquisition of Maxx May-01
Provident acquisition of Richland Jan-02
ESTABLISHED RESERVES
MMBOE
30
20
10
0
Founders conversion to Provident Mar-01
Jan-02
MARKET CAPITALIZATION
CDN$ (million)
200
150
100
50
0
Jan-01
MONTHLY DISTRIBUTIONS IN 2001
Distributions (CDN$/unit)
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
March
April
May
June
July
Sept
Monthly Distribution (CDN$/unit)

Our Vision

We interpret "Provident" to mean:

"to safeguard the interests of unitholders and to provide for their future."

We will strive to consistently provide a premium total return to our unitholders which is in the top quartile for energy trusts.



UNITHOLDERS
Cash distributions
Management services
PROVIDENT ENERGY TRUST
PROVIDENT MANAGEMENT CORPORATION
Cash flow in form of royalties, debt principal and interest
Management services
PROVIDENT ENERGY LTD. HOLDS OIL AND GAS ASSETS TO GENERATE CASH FLOW
Portion of cash flow withheld to fund:
•CAPITAL EXPENDITURES
•RECLAMATION FUND
•DEBT REPAYMENT
GROWTH AND SUSTAINABILITY ACHIEVED THROUGH:
• LOW-RISK DEVELOPMENT AND OPTIMIZATION
• ACQUISITIONS THAT ARE ACCRETIVE TO CASH DISTRIBUTIONS AND NET ASSET VALUE
• SALE OR FARM-OUT OF NON-CORE OR HIGH-RISK ASSETS

Our Strategies

1

Provident will continue to aggressively grow the Trust through accretive acquisitions that enhance cash distributions, net asset value and ultimately the unit price.

2

Provident will maximize the cash flow potential of our assets through low risk development and optimization, strong cost controls and the sale or farm-out of assets that do not meet our strict capital risk threshold.

3

Provident will minimize the impact of volatile oil and gas prices by adhering to a consistent and disciplined Commodity Price Risk Management Program in order to provide stability to cash distributions.

4

Provident maintains strong corporate governance by having an active, experienced and mostly independent Board of Directors and by employing highly experienced management and technical teams with high ethical standards.

5

Provident's management fees are strongly aligned with the interests of unitholders through an annual total return incentive fee. The Manager does not receive any salaries or fees for acquisitions and dispositions.

HIGHLIGHTS

FINANCIAL HIGHLIGHTS

(All amounts in CDN$000s except per unit data)	Three months ended December 31, 2001	March 6, 2001[1] to December 31, 2001
Gross revenue	$ 21,708	$ 78,311
Cash flow	$ 9,350	$ 36,228
Per weighted average unit	$ 0.53	$ 2.62
Cash distribution to unitholders	$ 11,014	$ 36,880
Per unit	$ 0.60	$ 2.54
Net loss[2]	$ (14,241)	$ (46,855)
Capital expenditures	$ 3,313	$ 10,979
Acquisition of Maxx Petroleum excluding bank debt and working capital deficiency	$ –	$ 126,443
Acquisitions, other	$ 313	$ 2,604
Property dispositions	$ –	$ 1,421
Long-term debt	$ 35,600	$ 35,600
Unitholders' equity	$ 104,455	$ 104,455
Weighted average units outstanding (000s)	17,805	13,813

OPERATING HIGHLIGHTS

Daily production		
Crude oil – Light/Medium (bpd)	1,820	1,577
– Heavy (15° API) (bpd)	5,924	5,053
Natural gas liquids (bpd)	485	509
Natural gas (mcfd)	15,373	15,772
Oil equivalent (boed @ 6:1)[4]	10,792	9,767
Unit statistics (CDN$)		
Average selling price[3]		
Crude oil – Light/Medium ($/bbl)	$ 33.10	$ 31.94
– Heavy (15° API) ($/bbl)	$ 15.70	$ 21.71
– Corporate blend ($/bbl)	$ 19.79	$ 24.14
Natural gas liquids ($/bbl)	$ 23.18	$ 31.40
Natural gas ($/mcf)	$ 4.65	$ 5.33
Oil equivalent ($/boe @ 6:1)[4]	$ 21.86	$ 26.64
Netback ($/boe @ 6:1)[4]	$ 11.90	$ 15.27

Notes:

(1) Provident commenced operations on March 6, 2001 after the successful conversion of Founders Energy Ltd. into a Trust.

(2) The loss for the fourth quarter and for the 301 days ended December 31, 2001 was attributed to additional depletion charges that the Trust elected to book in respect of ceiling tests performed at September 30 and December 31, 2001 using prevailing commodity prices on those dates. For additional information please refer to note 4 of the audited consolidated financial statements.

(3) Average selling prices include the impact of the Commodity Price Risk Management Program.

(4) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Founders Energy Ltd. Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

REALIZED CRUDE OIL PRICE (CDN$/bbl)



40
30
20
10
0
Corporate price, with hedging
Corporate price, no hedging
March/01
December/01

REALIZED NATURAL GAS PRICE (CDN$/mcf)



10.00
7.50
5.00
2.50
0
Corporate price, with hedging
Corporate price, no hedging
March/01
December/01

RELATIONSHIP OF DISTRIBUTIONS TO COMMODITY PRICES (CDN$)



Monthly Distribution (CDN$/unit)
Corporate Average Selling Price (CDN$/boe)
Distributions
Price/boe, with hedging
Price/boe, no hedging
0.40
0.35
0.30
0.25
0.20
0.15
0.10
0.05
0.00
40
35
30
25
20
15
10
5
0
March
April
May
June
July
August
September
October
November
December

Provident manages the volatility of commodity prices with an aggressive Commodity Price Risk Management Program. In 2001, Provident hedged early and aggressively. The result is protection of both distributions and unit price. The hedging program delivered a higher average corporate price for natural gas and crude oil and helped to stabilize distributions.

OFFICERS

Mark N. Walker
Chief Financial Officer

Thomas W. Buchanan
Chief Executive Officer
and Director

Randall J. Findlay
President and Director



SENIOR MANAGEMENT

William J. Mitschke
Senior Manager,
Exploitation

Douglas L. Meiklejohn
Senior Manager,
Acquisitions & Divestitures

Gordon B.J. Zaharik
Senior Manager,
Land & Contracts

Cameron G. Vouri
Senior Manager,
Production & Engineering



Two thousand and one was an exceptional year, commencing with the successful conversion of Founders Energy Ltd. ("Founders") into Provident Energy Trust and followed up with the execution of two major acquisitions that were accretive on key measures and resulted in significant growth in market capitalization, production and reserves. More importantly, we provided the former holders of Founders Energy shares who are now Provident unitholders a total return of 43 percent since the start of the year and established Provident as a strong, well managed, intermediate-sized trust with excellent growth prospects. We believe that the theme of this year's annual report – Providing for the Future – is a reflection of the significant value enhancement that has been realized for the former Founders' shareholders, the shareholders of the companies that we have acquired and for new unitholders who are looking for premium returns on their investment.

We provided the former holders of Founders Energy shares who are now Provident unitholders a total return of 43 percent since the start of the year.

2001 Highlights

Among the notable highlights in Provident's first 10 months of operations were the following:

- Provident successfully executed its growth strategy of being a consolidator in the junior E&P sector by transacting two significant and accretive acquisitions. We acquired Maxx Petroleum Ltd. in May for $139 million and in November announced the $190 million acquisition of Richland Petroleum Corporation, which was completed in January 2002. These acquisitions provided Provident with substantial growth in market capitalization, production and reserves and established a more balanced commodity mix for the Trust. After completing the Richland acquisition, production increased to 17,000 boe per day, representing growth of 277 percent over our March 2001 production when we converted into a Trust, less than one year earlier. Provident's production and reserves base is now more balanced with approximately 44 percent natural gas, 35 percent heavy oil and 21 percent light/medium oil and natural gas liquids.

- Provident successfully accessed the equity markets twice in 2001, raising a total of $57 million of new equity to help finance growth. In August, the Trust completed a treasury and secondary offering for net proceeds of $24 million and in November we completed a bought-deal, issuing new equity for net proceeds of $33 million to help finance the January 2002 acquisition of Richland Petroleum Corporation.

- By choosing to finance our capital spending with new equity we were able to maximize distributions to our unitholders. As a result, Provident paid out approximately 100 percent of its cash flow in 2001, resulting in total declared cash distributions of $2.54 per unit for the 10 months ended December 31, 2001.

- Those unitholders of Provident who held shares in Founders at the beginning of 2001 realized a total return of 43 percent for the entire calendar year of 2001, outperforming the TSE Oil and Gas Producers' Index, which delivered a total return of 4.53 percent for the year, and the Scotia Capital Royalty Trust Index, which lost 5.37 percent in 2001.

Acquisitions in 2001 provided Provident with substantial growth in market capitalization, production and reserves and established a more balanced commodity mix for the Trust.

INDEPENDENT DIRECTORS


Grant D. Billing
Chairman
of the Board
Bruce R. Libin Q.C.
Byron J. Seaman


Mike H. Shaikh
Jeffery T. Smith
John B. Zaozirny Q.C.

272

Conversion to a Trust

Provident commenced operations as a trust on March 6, 2001 after receiving overwhelming shareholder approval to convert Founders into an energy trust. The decision to convert Founders into a trust followed an exhaustive review of options by management and the Board of Directors to maximize shareholder value. The Trust model provided a very creative and viable solution for Founders' shareholders to take advantage of the higher valuation multiples realized in the trust sector. We became the first Canadian exploration and production company to convert into a trust, and in the two to three months following our conversion, there were other oil and gas companies who followed our lead and converted into energy trusts.

By converting from an exploration and production company, that routinely re-invests cash flow, into a trust that distributes most of its cash flow and trades off a yield, Provident realized a substantially higher valuation in the market. Today, most conventional producers trade on average in the public markets at a multiple of two or three times cash flow per share, while energy trusts, on average, trade at a five to seven times multiple of cash flow per unit. In addition, energy trusts have proven to be competitive investments in comparison to the Oil and Gas Producers' Index, the TSE300 and the Standard and Poors' Index. We believe that, going forward, the Income Fund and Trust sectors will continue to provide investors with outstanding returns in a low interest rate environment.

Provident became the first Canadian exploration and production company to convert into a trust; other oil and gas companies followed our lead and converted into energy trusts.

Energy trusts are competitive investments, trading at five to seven times multiple of cash flow per unit.

Trust Mission

Our mission is to provide premium returns to our unitholders through sustainable growth in net asset value and cash distributions, on a per unit basis. We will accomplish this through a number of key strategies which include:

- Continuing to pursue accretive acquisitions by:
  - being a consolidator of undervalued junior exploration and production companies, and
  - acquiring quality producing oil and gas properties at competitive prices;
- Adding low-risk production growth from our existing asset base through production optimization, low risk development drilling and farmouts to quality industry partners;
- Adhering to a consistent and disciplined Commodity Risk Management Program to smooth the impact of volatile oil and gas prices;
- Maximizing cash available for distribution by monetizing non-producing or idle assets to finance internal growth or reduce debt;
- Providing a competitive and challenging work environment to attract and retain quality employees; and
- Aligning management compensation with unitholders through an incentive fee designed to reward premium returns to the unitholders.

Our ability to complete accretive acquisitions is an essential part of our long-term viability and we anticipate a significant number of acquisition opportunities becoming available in 2002.

We intend to hedge or forward-sell approximately 50 percent of our production in the current year.

2001 Activity

During 2001, a period of significant takeover activity in the industry, Provident evaluated numerous corporate and property acquisition opportunities. In most cases, we believed that the vendor expectations were too high when compared to our long-term forecast for commodity prices. Our adherence to strict acquisition parameters was rewarded in both March and November when we agreed to acquire Maxx and Richland in transactions that were accretive on key measures.

The Maxx and Richland acquisitions are clear evidence that Provident's strategy of being a consolidator within the junior oil and gas sector is sound. Our ability to complete accretive acquisitions is an essential part of our long-term viability. We anticipate a significant number of acquisition opportunities becoming available in 2002, both in the form of under-valued juniors that are unable to sustain competitive growth and through large asset dispositions by the major U.S. and Canadian exploration and production companies that will be actively cleansing their balance sheets after significant acquisition and capital spending activity in 2001. We believe that the oil and gas trust sector, which raised over $1 billion in new equity in 2001, will continue to enjoy strong access to the capital markets, allowing us to take full advantage of attractive opportunities.

Another key strategy for Provident is our adherence to a consistent and disciplined Commodity Price Risk Management Program, which aims to deliver a more consistent and predictable level of distributions to unitholders. We also believe that our active Commodity Price Risk Management Program will, over time, result in Provident trading in a tighter yield range. For that reason, amid the downturn of commodity prices in 2001, Provident hedged aggressively and much earlier than most energy trusts. As a general rule, we intend to hedge or forward-sell approximately 50 percent of our production in the current year. To date, we have hedged approximately 50 percent of our crude oil production in 2002 and approximately 60 percent of our natural gas production.

Strong management does however go far beyond commodity price hedging. Provident's management has and will continue to strive to maximize cash available to unitholders by minimizing capital at risk, maintaining a healthy balance sheet, controlling costs and monetizing non-strategic or idle assets.

A further key distinguishing feature of Provident is that the Manager's compensation arrangement is strongly aligned with the interests of our unitholders. We have one of the lowest base fees among our peers at two percent of operating income and the Manager takes no salaries, residual royalty payments or, most importantly, no acquisition or disposition fees. Instead, the Managers incentive fee is based on an annual total return formula that rewards the Manager for delivering premium returns to the unitholders.

2002 Outlook

We believe that the business environment in 2002 will continue to be positive for Provident, including both corporate and property acquisition opportunities and continued access to capital. We believe that crude oil and natural gas prices will continue to be volatile in 2002. Accordingly, we will actively pursue accretive growth opportunities and will continue to manage a consistent and disciplined Commodity Price Risk Management Program in order to reduce the impact that volatile prices may have on distributions.

In 2002, we will actively pursue accretive growth opportunities and manage a consistent and disciplined Commodity Price Risk Management Program.

Provident is unique among our peers since we have an inventory of up to 200 identified low risk drilling locations that we can access or "dial-up" for production replacement at any time. Keeping this in mind, Provident does not set a firm capital budget. Rather, for 2002 we have set aside $3 million for capital maintenance items such as plant turnarounds, land retention costs, well workovers and equipping costs. Any additional capital spending decisions will be weighed against other opportunities to ensure the most efficient use of capital.

We look forward to another exceptional year focused on delivering accretive growth for the Trust and generating strong returns for our unitholders. We wish to acknowledge the exceptional commitment and contribution of every member of the Provident team in 2001. Every Provident employee is invested in the Trust and abides by our shared vision, core beliefs and standards of excellence. These shared beliefs have made the transition very smooth for the employees who joined us from the two companies we acquired in 2001. We also wish to thank our Board of Directors for their valued guidance and support.

We have an inventory of up to 200 identified low risk drilling locations that we can access or "dial-up" for production replacement at any time.

On behalf of the Board of Directors,

"Signed"	***"Signed"***	***"Signed"***
Thomas W. Buchanan	Randall J. Findlay	Grant D. Billing
Chief Executive Officer	President	Chairman of the Board

March 21, 2002

Q

What was the rationale for the acquisition of Richland Petroleum Corporation with respect to accretion on key measures?

A

We believe that the most important measures of a good acquisition are the accretive impact on cash distributions and net asset value on a per unit basis. With respect to other measures such as production and reserves, unless the Trust is acquiring the same asset mix with each transaction – the same mixture of heavy oil or high netback gas, for instance – it is impossible to always be accretive to production and reserves since the vast majority of transactions are valued based on cash flow potential. Provident's production mix changed significantly after the Richland acquisition to one that was more balanced among heavy oil, light oil and natural gas. A more balanced production mix enables the Trust to better manage the commodity price swings that may negatively impact one commodity over another. Again, our primary measure for growth is accretion to cash flow and net asset value which will increase Unitholder value over time. The Richland acquisition was accretive on both measures.

Q

Why do oil and gas energy trusts generate such high yields?

A

Over the past few years Canadian oil and gas trusts have typically generated yields in the range of 15 percent to 25 percent. This means that for every $1 invested the Unitholder would receive between 15 cents and 25 cents per year in distributions. Investors should be aware that oil and gas assets are declining assets by nature and therefore the yield on this type of investment should be higher than that received in a typical money market investment (such as a T-Bill or Bond). Typically in a money market investment the investor would receive their full principal investment back at the end of the term, whereas in an oil and gas trust investment the principal amount would be depleted over time. Accordingly, monthly distributions in the oil and gas trust sector are comprised of a return on capital component and a return of capital component and as a result the effective yield will appear to be substantially higher than the yield that would be generated on a money market investment.

Q

Provident has a 7.5 year established reserve life index, which is lower than most of the other energy trusts. Isn't one of the underlying strengths of an energy trust the length of its reserve life?

A

The focus of a trust should be on maintaining production and cash flow to maximize distributions. Frankly, a large inventory of non-producing reserves consumes capital and we feel that it is better to put that cash into the hands of unitholders. We are comfortable with our seven to eight year reserve life because we believe that through our own internal low-risk opportunities and accretive acquisitions we can maintain this level. Reserve life doesn't tell you anything about actual yield, either. For example, an oil sands trust, with a 50-year reserve life, has a yield of approximately 10 percent. Provident's yield in 2001 was a very competitive 20 percent. Among the conventional oil and gas producers, a number of companies that trade at the highest value have the shortest reserve life index. It should also be noted that the average reserve life in the Western Canadian Sedimentary Basin is between seven and eight years. Therefore by focusing on accretion to cash distributions, cash flow and net asset value, we are able to consider a much wider range of opportunities than the energy trusts that are focused on maintaining a long reserve life.

Q

How are the cash distributions of the Trust taxed?

A

In Canada, a portion of the cash distributions paid by the Trust to a Unitholder are generally taxed as investment income in the hands of the Unitholder (the "return on capital" portion) and a portion is generally tax-deferred (the "return of capital" portion). The portion of the distribution that is tax deferred reduces the Unitholder's adjusted cost base of the units and will subsequently be used in determining any capital gain or capital loss on the Units at the time they are sold. The annual reporting of the taxable portion of the distribution is provided to the investor on a T3 ("Statement of Trust Income Allocations and Designations") by a brokerage house, if the units are held in a brokers account, or by Computershare Trust Company of Canada if the units are registered in the taxpayer's name. The taxable amount is generally reported on the T3 as "Other Income" and classified as "Other Income" on an individual's T1 tax return. As for Unitholders who are not residents of Canada, for Income Tax purposes we would encourage you to seek advice from a qualified tax advisor in your country of residence as to how the distributions will be taxed.

Q

About 35 percent of Provident's current mix of production and reserves are heavy oil, which is unusual for a trust. What's the upside from this commodity for unitholders?

A

We believe heavy oil represents a very safe investment for a trust, particularly when combined with a proactive Commodity Price Risk Management Program. Heavy oil is a low-risk and predictable form of production and can be developed with low finding and onstream costs. The critical factor in heavy oil economics is to manage the volatility of the pricing differential between heavy oil and light crude oil, which can be mitigated with an aggressive hedging program. Historically, when heavy oil differentials have widened for an extended period, it has led to a reduced supply of heavy oil. This brings supply and demand back into equilibrium and the differential narrows.

The following graph shows that an excellent rate of return on capital can be achieved with heavy oil as long as the commodity price is properly managed. For example, in 2002 Provident has locked-in an all-in wellhead price of CDN$19.00 per barrel on approximately 80 percent of heavy oil production. This results in a risked before-tax return on capital of 50-60 percent for a typical heavy oil well. These economics compare very favourably to the risked return on capital for the vast majority of light oil and natural gas projects in the Basin.

HEAVY OIL DRILLING ECONOMICS



Rate of return
60%
50%
40%
30%
20%
10%
0%
9
10
11
12
13
14
15
16
17
18
19
20
Wellhead price (CDN$)
Provident hedges for 2002
50 bopd/65 mbbl – Alberta
50 bopd/65 mbbl – Saskatchewan

278

Q

Not all trusts hedge their production to the same extent as Provident. Does Provident's degree of hedging leave unitholders less able to enjoy the recovery of commodity prices?

A

Energy trusts are cash-distributing investments and, as a result, we believe that certainty and predictability of cash distributions is paramount. At one time, energy trusts largely ignored hedging and left unitholders almost completely vulnerable to commodity price swings. In 2001, Provident hedged its crude oil production aggressively and early, while other trusts hedged later and fixed prices in a declining commodity price environment. By hedging at the top of the decline, rather than the bottom, Provident was able to secure higher prices for its production. To be effective, a hedging program must be consistent and systematic and minimize the impact of price volatility.

Provident will continue to hedge approximately 50 percent of its production and even more when appropriate. Undoubtedly, unitholders will not have the maximum exposure to the highest prices, but they will have predictability of distributions during the lowest part of the cycle. Because we are systematic and disciplined about hedging, we believe we will provide superior returns over the long term compared to a trust that jumps into a hedge on the upswing, but fails to lock-in when prices begin to decline. This is when discipline is required to successfully achieve the goals of the program. The following chart shows how Provident's Commodity Price Risk Management Program has mitigated the volatility of commodity prices by narrowing the range of distributions for 2002. Based on volatility analysis and forward pricing in effect during February 2002, Provident has an 80 percent confidence that the cash distributions will be between $1.50 and $2.10 per unit, compared to a range of $0.70 to $2.83 per unit if we were unhedged.

COMMODITY PRICE RISK MANAGMENT PROGRAM IMPACT ON 2002 FORECAST DISTRIBUTIONS



Probability Distribution Will Be Less Than (%)
100%
50%
0%
$0.70
$1.50
Hedged variance
$2.10
$2.83
Unhedged variance
Hedged
Unhedged
Distribution per Unit (CDN$)

Source: Risk Advisory

ASSET BASE


ALBERTA
SASKATCHEWAN
West
Central Alberta
Edmonton
LIGHT OIL,
GAS & NGLS
Lloydminster
HEAVY OIL
Lloydminster
Calgary
Southern
Alberta
MEDIUM OIL
& GAS
Regina
LIGHT &
MEDIUM OIL
SE
Saskatchewan
MONTANA
NORTH
DAKOTA
IDAHO

PRODUCTION PROFILE

The following graph illustrates the growth in Provident's production since inception.


BOED
20,000
15,000
10,000
5,000
0
Richland acquisition
Maxx acquisition
Provident at inception
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec
Jan
Feb
2001
2002

The following charts track the changes in Provident's production mix since inception.


23%
37%
40%

AT INCEPTION OF PROVIDENT ENERGY TRUST (MARCH, 2001)

(4,500 boed)

Gas
Heavy Oil
Light/Medium Oil & NGLs


19%
26%
55%

AFTER MAXX PETROLEUM LTD. ACQUISITION (MAY, 2001)

(12,000 boed)

Gas
Heavy Oil
Light/Medium Oil & NGLs


21%
44%
35%

AFTER RICHLAND PETROLEUM CORP ACQUISITION (JANUARY, 2002)

(17,000 boed)

Gas
Heavy Oil
Light/Medium Oil & NGLs

GROWTH THROUGH ACQUISITION

Provident's primary strategy is to pursue growth opportunities that are accretive on a per unit basis to both distributable cash flow and net asset value.

During 2001, Provident's mandate was to aggressively grow the Trust through accretive acquisitions and establish Provident as a quality intermediate-sized trust. By growing our market capitalization we are now well positioned to aggressively compete with the other mid-sized trusts for growth opportunities and capital. During the year, we evaluated numerous acquisition opportunities, primarily junior exploration and production companies whose valuations were significantly lower than the valuations enjoyed by the oil and gas trusts.

The acquisitions of Maxx and Richland proved that Provident's strategy of being a consolidator within the junior oil and gas sector is sound. Our ability to complete accretive acquisitions is an essential part of our long-term viability. We anticipate a significant number of acquisition opportunities will continue to be available in 2002. These will include under-valued juniors that are unable to sustain competitive growth and large asset dispositions by the major U.S. and Canadian exploration and production companies that will be strengthening their balance sheets in a lower commodity price environment. We believe that the energy trust sector, will continue to enjoy strong access to the capital markets, allowing us to take full advantage of attractive opportunities.

Provident is a very competitive intermediate-sized energy trust with approximately 17,000 boe per day of production and an internal inventory of up to 200 drillable, low-risk heavy oil and shallow natural gas locations.

Provident's primary strategy is to pursue growth opportunities that are accretive on a per unit basis to both distributable cash flow and net asset value. While reserve life index is important, we do not believe that it should be an impediment in evaluating quality accretive acquisition opportunities. The Western Canadian Sedimentary Basin has, on average, a reserve life index of approximately seven to eight years. By lowering our acquisition threshold to include shorter reserve life assets, we have been able to expand our opportunity base well beyond that of our peers with higher reserve life indexes. This means that Provident may have to acquire assets more often than our peers to replace production and reserves, but we will be able to choose from significantly more opportunities.

Today, less than a year from inception, Provident is a very competitive intermediate-sized energy trust with approximately 17,000 boe per day of production and an internal inventory of up to 200 drillable, low-risk heavy oil and shallow natural gas locations. Our inventory of low-risk drilling opportunities is important and unique for a trust. Although Provident is a proactive consolidator within the energy sector, we are neither entirely dependent on acquisitions nor focused solely on any one commodity. Our sizeable low-risk drilling inventory allows us to offset declines through internal growth and execute only those acquisitions that are accretive to net asset value and cash distributions.

The following table summarizes the key valuation criteria and measures in respect of the Maxx and Richland acquisitions:

	Maxx Petroleum Ltd.	Richland Petroleum Corporation
Transaction value	$ 139 million	$ 190 million
Date transaction closed	May 25, 2001	January 16, 2002
Daily production (boed)[1]	8,200	6,800
Natural gas weighting (%)	19%	62%
Acquisition cost per boed[2]	$ 15,122	$ 25,200
Established reserves (mmboe)[1]	18.9	17.8
Acquisition cost per boe[2]	$ 6.56	$ 9.50
Accretion to distributable cash flow per unit[3]	9%	13%
Accretion to net asset value per unit[3]	Neutral	3%

(1) Gas converted to oil at 6 mcf to 1 barrel of oil equivalent
(2) Net of value of undeveloped land
(3) Based on pricing assumptions in effect at the time of the acquisition

PRODUCTION OPERATIONS

During 2001, Provident grew its asset base through a combination of:

- strategic corporate and property acquisitions that enhanced and expanded our core areas,
- low risk development drilling; and
- farm-out strategies that provided ongoing activity on undeveloped land.

Provident's core areas are situated in Southeast Saskatchewan, Southern Alberta, West Central Alberta and the Lloydminster region.

Southeast Saskatchewan (Estevan)

In early 2001, Provident's production base in Southeast Saskatchewan totalled approximately 800 boe per day of conventional light oil and natural gas. In May 2001, Provident added another 800 boe per day through its acquisition of Maxx. The Maxx acquisition will provide operational synergies and several well optimization candidates for Provident during 2002. In a separate transaction involving the acquisition of Richland, Provident added an additional 1,200 boe per day. Provident has identified a number of drilling locations and well optimization candidates on the former Richland assets. The combination of these high working interest assets will provide Provident with stable, low cost light/medium oil production.


Edmonton
Lloydminster
Calgary
Regina

Southern Alberta (Taber)

The Southern Alberta area consists of 12 operated and non-operated properties that were acquired from Richland. These assets produce approximately 2,000 boe per day, including 540 bbls per day of light/medium oil and natural gas liquids and 8.8 mmcf per day of natural gas. Provident has executed a farm-out arrangement with an industry partner in the Eyremore field and we anticipate that several wells will be drilled and placed on production in 2002. These assets provide low risk, low cost exploitation opportunities.

West Central Alberta (Sundre and Whitecourt)


Edmonton
Lloydminster
Calgary
Regina

West Central Alberta consists of two areas, Sundre and Whitecourt. Prior to the Maxx Petroleum acquisition, the Sundre area produced approximately 2,200 boe per day, consisting of 340 bbls per day of light oil and natural gas liquids and 11.0 mmcf per day of natural gas. The acquisition of Maxx added 2,260 boe per day and has provided Provident with opportunities for well and facility optimization. During 2001, Provident farmed out a number of key prospects that have resulted in ongoing exploration activity on lands in this area. Provident is currently evaluating low risk, infill drilling opportunities for 2002. Sundre is Provident's lowest cost area, where operating costs averaged $5.59 per boe in 2001.

The Whitecourt area includes the Whitecourt gas field and plant, which is operated by Shiningbank Energy Income Fund, and the Paddle River, Wildwood and Heldar gas fields which are operated by Provident. These assets, acquired from Richland, produce approximately 1,510 boe per day, comprising 315 bbls per day of light oil and natural gas liquids and 7.2 mmcf per day of natural gas. Based on substantial 3-D seismic, Provident has identified several drilling opportunities in the Whitecourt field. Provident will exploit several of these opportunities in 2002 through farm-outs or drilling.

Lloydminster

The Maxx acquisition in May 2001 was key to expanding Provident's heavy oil asset base and increased the number of low risk drilling locations from 45 to over 180. Delineation drilling and 3-D seismic programs scheduled for 2002 could see the number of potential locations exceed 200. At year-end 2001, production from this area was approximately 5,500 boe per day, compared to 2,000 boe per day in March 2001. Capital costs to develop this area are among the lowest of Provident's core areas at approximately $5.00 per bbl of new reserves added. This area is expected to provide Provident with low risk production and reserve additions for several years.

LAND HOLDINGS

The undeveloped acreage of the Trust and Richland combined totalled approximately 498,000 gross acres (300,000 net acres) to provide a strong foundation to support low risk development and farm out opportunities into the future. The following tables present the undeveloped land holdings of Provident at December 31, 2001 and on a combined basis, reflect Provident plus Richland, effective January 16, 2002:

Undeveloped Acreage

Provident Energy Ltd.

Province	Gross Acres	Net Acres
Alberta	167,960	89,924
British Columbia	7,228	2,822
Saskatchewan	71,287	64,310
TOTAL	246,475	157,056

Combined Provident/Richland

Province	Gross Acres	Net Acres
Alberta	389,424	209,662
British Columbia	7,228	2,822
Saskatchewan	101,726	87,367
TOTAL	498,378	299,851

RESERVES SUMMARY

Provident's year end reserves evaluation was prepared by the independent engineering firm McDaniel & Associates Consultants Ltd. As at January 1, 2002, Provident had proven reserves of 22.7 million barrels of oil equivalent and established reserves of 28.0 million barrels of oil equivalent. The following table summarizes Provident's reserves activity based on escalated price assumptions for the period March 6, 2001 to December 31, 2001 prior to the acquisition of Richland:

Provident Year-end Reserves Reconciliation

	Proved			Established		
	Oil & Liquids (mbls)	Gas (bcf)	BOE (mboe)	Oil & Liquids (mbls)	Gas (bcf)	BOE (mboe)
Opening Balance at March 6, 2001	6,466	23.2	10,333	7,812	29.9	12,802
Additions						
Drilling/Minor Acquisitions	681	1.2	883	860	1.4	1,092
Acquisition – Maxx Petroleum Ltd. (May 2001)	13,592	17.9	16,568	15,565	19.8	18,864
Revisions	(1,288)	(5.3)	(2,178)	(552)	(7.5)	(1,807)
Dispositions	(5)	–	(5)	(5)	–	(5)
Production	(2,149)	(4.7)	(2,940)	(2,149)	(4.7)	(2,940)
Balance at January 1, 2002	17,297	32.3	22,661	21,531	38.9	28,006

285

The following table presents the reserves of Provident as evaluated by McDaniels & Associates Ltd. using an effective date of January 1, 2002:

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Escalated Price Assumptions

	Gross Reserves[1]			Net Reserves[2]			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (bcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (bcf)	0%	10%	15%	20%
							(thousands of dollars)			
Proved Reserves										
Producing	9,949	876	28.0	8,756	597	20.6	170,260	127,838	115,245	105,430
Non-Producing	1,504	50	1.8	1,414	34	1.3	12,969	9,605	8,364	7,348
Undeveloped	4,844	75	2.4	4,470	59	2.0	24,047	14,562	11,576	9,270
Total Proved	16,297	1,000	32.2	14,640	691	23.9	207,276	152,005	135,186	122,049
Probable[3]	4,038	196	6.7	3,632	139	5.1	52,770	28,904	22,955	18,740
TOTAL[4]	20,335	1,196	38.9	18,272	830	29.0	260,046	180,909	158,141	140,789

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves Volumes and Present Worth Values have been reduced by 50% to account for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case are $51.7 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $3.3 million for 2002 and $26.3 million for 2003.

(5) Numbers may not add due to rounding.

The following table presents the reserves of Provident plus Richland, as evaluated by McDaniels & Associates Ltd. using an effective date of January 1, 2002:

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Escalated Price Assumptions

	Gross Reserves[1]			Net Reserves[2]			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (bcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (bcf)	0%	10%	15%	20%
							(thousands of dollars)			
Proved Reserves										
Producing	13,921	1,521	72.0	12,121	1,034	54.0	339,574	247,907	220,881	200,169
Non-Producing	1,744	105	10.0	1,607	73	7.3	37,767	23,194	19,714	17,177
Undeveloped	5,188	150	4.6	4,749	119	3.7	33,034	20,626	16,655	13,568
Total Proved	20,853	1,775	86.6	18,477	1,226	65.0	410,376	291,727	257,250	230,915
Probable[3]	4,933	455	19.4	4,376	329	15.0	101,459	54,339	43,001	35,116
TOTAL[4]	25,786	2,230	106.0	22,853	1,555	80.0	511,835	346,066	300,251	266,031

Notes:

[1] "Gross Reserves" are the aggregate of Provident is plus Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

[2] "Net Reserves" are the Gross Reserves less all royalties payable to others.

[3] Probable Reserves and Present Worth Values have been reduced by 50% to account for risk.

[4] Numbers may not add due to rounding.

Reserve Pricing Forecast

Price Assumptions		Crude Oil			Natural Gas
	US$/CDN$ Exchange Rate	WTI @ Cushing (US$/bbl)	Light, Sweet @ Edmonton (Cdn$/bbl)	Heavy Oil @ Hardisty (Cdn$/bbl)	Alberta Average (Cdn$/mmbtu)
2001	0.640	20.00	30.30	18.50	4.15
2002	0.650	20.90	31.10	18.50	4.40
2003	0.660	21.80	32.00	20.00	4.45
2004	0.670	22.20	32.10	21.10	4.45
2005	0.680	22.60	32.20	21.20	4.45

The following analysis provides a detailed explanation of Provident's operating results for the period March 6, 2001 to December 31, 2001, which should be read in conjunction with the audited consolidated financial statements of Provident. The Forecast, referenced in this document, refers to the 2001 Forecast, disclosed in the Founders Energy Ltd. ("Founders") Management Information Circular ("the Circular") dated January 29, 2001. The following analysis compares the actual results to the Forecast for this period. All amounts are reported in Canadian dollars, unless otherwise stated.

Inception of the Trust and the Requirement for the Forecast

Provident Energy Trust commenced operations on March 6, 2001 when Founders converted from an exploration and production company (E&P company) into a cash-distributing energy trust. This was accomplished through a Plan of Arrangement ("the Plan") approved by the shareholders of Founders. Normally, under Canadian generally accepted accounting principles ("GAAP") the disclosure incorporated in the Circular would include the historical activity of Founders and this would form the basis for Founders' shareholders to evaluate the Plan. In this instance, the historical activity of Founders, an E&P company, did not accurately reflect the activity of Provident moving forward as an energy trust. In these circumstances a Forecast is provided in the Circular accompanied by an Auditors' Report on the Financial Forecast. Further, Canadian GAAP requires Provident to compare its actual results for the period against this Forecast.

Forecast Summary

The Forecast was based on Founders' January 2001 production base adjusted for the planned activities, assuming the assets were managed as a trust. The forecast incorporated management's judgement as at January 18, 2001 of the most probable set of economic conditions, which in turn, was based on information available at that time. The forecast was based on average daily production over the period of 4,493 boe per day. The commodity prices used in the Forecast were based on an average crude oil price of US$25.00 per bbl WTI, a natural gas price of CDN$6.00 per mcf at AECO and a natural gas liquids price of CDN$28.04 per barrel. The relevance of the Forecast was diminished upon the closing of the Maxx acquisition that combined the production base of Maxx with Provident effective May 25, 2001. The additional 7,800 boe per day of production and the change in the production mix minimized the relevance of the Forecast as a comparison for actual results.

Operations

Operating results for the period March 6, 2001 to December 31, 2001 compared to the Forecast are as follows:

	Actual	Forecast	Percent Change
Operating revenue ($000s)			
Gross production revenue	$ 78,311	$ 43,415	80
Royalties (net of ARTC)	(13,036)	(7,871)	66
Production expenses	$ (20,416)	$ (7,528)	171
Net operating revenue	$ 44,859	$ 28,016	60
Daily average production			
Crude oil – Light/Medium (bpd)	1,577	732	115
– Heavy (15° API) (bpd)	5,053	1,877	169
Natural gas liquids (bpd)	509	200	155
Natural gas (mcfd)	15,772	10,100	56
Oil equivalent (boed @ 6:1)[2]	9,767	4,493	117
Average selling price (CDN$)[1]			
Crude oil – Light/Medium ($/bbl)	$ 31.94	$ 33.42	(4)
– Heavy (15° API) ($/bbl)	$ 21.71	$ 20.51	6
– Corporate blend ($/bbl)	$ 24.14	$ 24.37	–
Natural gas liquids ($/bbl)	$ 31.40	$ 28.04	12
Natural gas ($/mcf)	$ 5.33	$ 7.49	(29)
Oil equivalent ($/boe @ 6:1)[2]	$ 26.64	$ 32.10	(17)
Netback ($/boe @ 6:1)[2]	$ 15.27	$ 20.72	(26)

Note:

(1) Average selling price includes the impact of the Commodity Price Risk Management program.

(2) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in Founders' Circular on a 10:1 basis has been restated on a 6:1 basis.

For the period March 6, 2001 to December 31, 2001, total production averaged 9,767 boe per day. This included 5,053 bbls per day of heavy oil, 1,577 bbls per day of light/medium oil, 509 bbls per day of natural gas liquids and 15.8 mmcf per day of natural gas.

The Trust averaged Cdn$24.14 per barrel at the wellhead for its corporate blend of crude oil.

Production

For the period March 6, 2001 to December 31, 2001, total production of 9,767 boe per day exceeded the Forecast by 117 percent or 5,274 boe per day. Heavy oil production increased by 169 percent to 5,053 bbls per day from the Forecast production of 1,877 bbls per day. The increase in heavy oil production volumes is almost entirely attributed to the Maxx-acquired heavy oil properties. Natural gas and natural gas liquids production averaged 15.8 mmcf per day and 509 bbls per day respectively to total 3,138 boe per day. The addition of the Maxx West Central Alberta gas properties and the continued strong performance of the liquids-rich Medicine River 13-27 well were the primary factors for natural gas production exceeding the Forecast by 56 percent or 5.7 mmcf per day and natural gas liquids exceeding the Forecast by 155 percent or 309 bbls per day. The addition of the Maxx properties and a Southeast Saskatchewan property acquisition, combined with positive results from a re-completion program in Southeast Saskatchewan, resulted in light/medium crude oil production averaging 1,577 bbls per day, an increase of 115 percent or 845 bbls per day above the Forecast.

Crude Oil Price

The West Texas Intermediate (WTI) oil price averaged US$25.19 per barrel for the period March 6, 2001 to December 31, 2001, compared to US$25.00 per barrel in the Forecast. This slight increase in WTI, accompanied by both the gains related to the Commodity Price Risk Management Program and the weak Canadian dollar, were offset by wider heavy oil differentials, and resulted in the Trust averaging CDN$24.14 per barrel at the wellhead for all its crude oil, as compared to CDN$24.37 per barrel in the Forecast. Average prices include a gain of $4.4 million or $2.23 per barrel from the impact of the Commodity Price Risk Management Program, compared to a gain of $0.2 million or $0.23 per barrel in the Forecast.

In the fourth quarter, the WTI crude oil price dropped significantly to average US$20.43 per barrel while heavy oil differentials remained wide. This resulted in a fourth quarter price for heavy oil that was extremely low by historical standards, resulting in very low operating netbacks on unhedged production. Accordingly, Provident did not reactivate or perform workovers on heavy oil wells that went down during the fourth quarter. In the first quarter of 2002, differentials narrowed significantly to reflect pricing that was closer to historical trends and as a result, operating netbacks improved substantially and most of the economical shut-in production was reactivated. Provident's Commodity Price Risk Management Program increased the heavy oil price received in the fourth quarter to CDN$15.70 per barrel, compared to CDN$17.27 per barrel in the Forecast. The average fourth quarter blended oil price included a gain of $3.2 million or $4.53 per barrel achieved through the Commodity Price Risk Management Program. No gains were expected in the Forecast.

Natural Gas Price

For the period March 6, 2001 to December 31, 2001, the natural gas price at AECO averaged CDN$4.40 per mcf compared to CDN$6.00 per mcf used in the Forecast. The Trust received an average wellhead price of CDN$5.33 per mcf for its gas, reflecting both the positive heat content adjustment and the Commodity Price Risk Management Program. This compared to the Forecast price of CDN$7.49 per mcf, which reflected a CDN$6.00 AECO average price as well as hedging gains of $3.3 million or $1.08 per mcf. The actual prices received include a gain of $4.2 million or $0.89 per mcf from the Commodity Price Risk Management Program.

The Trust received an average wellhead price of Cdn$5.33 per mcf for its gas, reflecting both the positive heat content adjustment and the Commodity Price Risk Management Program.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management program has been in place since the inception of the Trust to help manage the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI Crude oil price and AECO natural gas price and CDN/US exchange rate hedges were put in place. This program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001. The positive impact of Provident's Commodity Price Risk Management Program was clearly evident in November 2001 when the all-in wellhead price for heavy oil dropped below CDN$10.00 per barrel while the majority of Provident's heavy oil production was hedged at an all-in wellhead price of CDN$22.80 per barrel. Provident's 2002 aggregate Commodity Price Risk Management Program positions are summarized in the following table:

Provident's Commodity Price Risk Management Program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001.

Commodity Price Risk Summary

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90 per bbl	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00 per bbl	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	CDN$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	CDN$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar CDN$4.22 – CDN$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar CDN$3.95 – CDN$5.06 per mcf	April 1 – October 31

For open contracts in place at December 31, 2001, unrealized hedging gains of CDN$4.7 million on crude oil contracts and CDN$3.0 million on natural gas contracts would have been realized based on the commodity prices prevailing at December 31, 2001.

For 2002, Provident has hedged 80 percent of forecast heavy oil production, seven percent of light crude oil production and 67 percent of natural gas production.

In addition to the 2002 Commodity Price Risk Program disclosed above, Provident assumed the following contracts upon the acquisition of Richland:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	6,500 mcfd	CDN$6.06 per mcf	January 1 – October 31
	Natural Gas	3,000 mcfd	CDN$5.01 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar CDN$6.33 – CDN$9.02 per mcf	January 1 – October 31
2003	Natural Gas	3,000 mcfd	CDN$5.01 per mcf	January 1 – October 31

For 2002, the Commodity Price Risk Management Program has resulted in Provident locking-in an all-in wellhead price of approximately CDN$19.00 per barrel on 5,000 bbls per day of heavy oil, representing approximately 80 percent of forecast annual heavy oil production. In addition, Provident has hedged 250 bbls per day or approximately seven percent of forecast 2002 light crude oil production at a WTI price of US$20.00 to US$22.90 per barrel.

For natural gas, Provident has hedged 23 mmcf per day or approximately 67 percent of forecast 2002 natural gas production at prices between CDN$3.95 and CDN$6.33 per mcf at AECO. The weighted average price of the gas contracts is $4.50 per mcf.

Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas.

Revenues

Gross production revenues from oil, natural gas and natural gas liquids totalled $78.3 million for the period March 6, 2001 to December 31, 2001, 80 percent higher than the $43.4 million in the Forecast. The increase can be attributed to higher production as a result of the Maxx acquisition and the effects of the Commodity Price Risk Management Program, partially offset by lower than forecast natural gas prices.

Royalties

For the period March 6, 2001 to December 31, 2001, royalties were $13.0 million or 66 percent higher than the $7.9 million in the Forecast. The dollar increase ties to increased production volumes and revenues. On a per boe basis, royalties were 25 percent less than Forecast at $4.43 per boe compared to a Forecast of $5.82 per boe. The lower boe amount ties to the lower commodity prices received, prior to the Commodity Price Risk Management Program, when compared to the Forecast. As a percentage of gross production revenue, prior to the impact of Commodity Price Risk Management Program activities, the royalty percentage was 18.7 percent compared to 19.7 percent in the Forecast. The lower percentage rate reflects the change in commodity mix to include a greater weighting to heavy oil subsequent to the Maxx acquisition. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas. The ARTC rate for all quarters in 2001 was 25 percent and will remain at 25 percent for the first quarter of 2002.

Production Expenses

Production expenses for the period March 6, 2001 to December 31, 2001 were $6.94 per boe, $1.37 per boe higher than the $5.57 per boe in the Forecast. The increase is largely attributable to the Maxx-acquired natural gas properties in West Central Alberta, which are processed through higher-cost third-party-owned facilities, and the increase in the heavy oil component of Provident's production mix. Typically, heavy oil properties incur higher production expenses compared to the Trust's natural gas and light oil assets. Heavy oil has a large component of discretionary maintenance costs where Provident will incur expenditures to maintain production when prices received for heavy oil are attractive and cease discretionary programs when the prices fall below an economic threshold, which is typically at a wellhead price of CDN$13.00 per barrel. The 2001 pricing environment provided attractive heavy oil wellhead prices for the first three quarters and an extremely low heavy oil price environment in the fourth quarter. Provident's operating costs reflect this environment. Heavy oil operating costs were $8.17 per barrel for the first three quarters, then decreased significantly to $6.19 per barrel in the fourth quarter when wells that were shut-in were not reactivated. The heavy oil wellhead price has rebounded early in 2002 resulting in Provident undertaking an active program of reactivation and workovers of shut-in heavy oil wells.

The heavy oil wellhead price has rebounded early in 2002 resulting in Provident undertaking an active program of reactivation and workovers of shut-in heavy oil wells.

Operating Netback

The Trust's operating netback for the period March 6, 2001 to December 31, 2001 was $15.27 per boe as compared to the Forecast netback of $20.72. The per boe increase in the production expenses reflects the shift in the production mix associated with the Maxx acquired properties. The lower per boe gross production revenue reflects both the production shift to a greater percentage of heavy oil and the lower natural gas price achieved compared to the Forecast.

The Trust's operating netback for the period March 6, 2001 to December 31, 2001 was $15.27 per boe as compared to the Forecast netback of $20.72.

The table below sets out the Trust's field netbacks for the period compared to the Forecast:

(per boe)	Actual	Forecast	Percent Change
Gross production revenue before			
Commodity Price Risk Management Program	$ 23.69	$ 29.54	(20)
Commodity Price Risk Management Program	2.95	2.57	15
Less: Royalties (net of ARTC)	(4.43)	(5.82)	(24)
Production expenses	(6.94)	(5.57)	25
Field netbacks	$ 15.27	$ 20.72	(26)

General and administrative expense per boe was 13 percent lower than the Forecast, reflecting the economies the Trust has achieved with the larger production base.

General and Administrative Expense

General and administrative expense for the period March 6, 2001 to December 31, 2001 totalled $3.4 million, compared to the Forecast of $1.8 million. The higher expense was entirely due to increased costs associated with the Maxx acquisition. On a boe basis, general and administrative expense was $1.16, which was 13 percent lower than the $1.33 per boe in the Forecast. The lower per boe amount reflects the economies the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses. For 2002, it is expected the per boe expense will decrease to less than $1.00 per boe, recognizing the increased production base resulting from the acquisition of Richland.

Management Fee

The Trust is actively managed by Provident Management Corporation ("the Manager"). For the period ended December 31, 2001 the Manager was paid a fee of $897,195 in respect of a base management fee, calculated as two percent of operating income, compared to $560,000 in the Forecast. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period, compared to an assumption of nil for the Forecast. On a boe basis the total management fee was $0.40 compared to $0.41 in the Forecast. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust units in February 2002 at a price of $8.21 per unit. The total return fee also included the January 2002 distribution payable on the units issued. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

The Trust is actively managed by Provident Management Corporation which does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

Interest

Interest expense for the period March 6, 2001 to December 31, 2001 totalled $2.7 million compared to $1.5 million in the Forecast. The interest reflects the increase in the capitalization of the Trust subsequent to closing the Maxx acquisition. Interest expense fell to $0.91 per boe compared to $1.09 per boe in the Forecast. The weighted average interest rate of the Trust for the period was 5.5 percent compared to 7.25 percent in the Forecast.

Current and Future Tax

The current capital tax expense for the period March 6, 2001 to December 31, 2001 was $1.2 million compared to $0.8 million in the Forecast, and was comprised of Large Corporations Tax ("LCT") and the Saskatchewan resource surcharge. The Maxx acquisition had an impact on the LCT but due to the vast majority of the production of Maxx being in Alberta, there was virtually no increase in the Saskatchewan resource surcharge.

The future tax on the balance sheet was increased by $57.1 million as part of purchase accounting method used to record the acquisition of Maxx. The subsequent booking of the ceiling test write-downs in 2001 resulted in an associated future tax recovery of $43 million. In total, the future tax recovery was $51.8 million compared to an expense of $5.8 million in the Forecast, which did not anticipate any purchase price adjustments or write-downs.

Depletion, Depreciation and Amortization (DD&A), the Ceiling Test and Future Tax Recovery

The DD&A expense for the period March 6, 2001 to December 31, 2001 was $11.48 per boe, compared to the Forecast rate of $8.27 per boe. The actual per boe amount is prior to the additional expense booked as a result of Provident electing to take ceiling test write-downs at September 30 and December 31. The increased DD&A per boe is a result of the change in the depletable asset base resulting from the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd.

During the period, the Trust elected to record two ceiling test write-downs, one at September 30, 2001 primarily due to the low natural gas price, and the other at December 31, 2001 due to the low heavy oil wellhead price. The ceiling test calculation is based on prices in effect at the date of the balance sheet. The combined write-downs were booked to the balance sheet as a reduction to property, plant and equipment of $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization offset by a future tax recovery in the amount of $43.0 million. The effect of the write-downs will be to improve future earnings and reduce current tax expense.

The September 30, 2001 ceiling test calculation used prices in effect at September 30, 2001 of CDN$16.77 per barrel for heavy oil, CDN$29.72 per barrel for light/medium oil, CDN$2.19 per mcf for natural gas and CDN$26.71 per barrel for natural gas liquids. This pricing resulted in a ceiling test deficiency recorded as a $64.2 million decrease to property, plant and equipment offset by an associated future tax recovery of $27.2 million. The write-down was virtually all attributable to a substantial decrease in the natural gas price prevailing at September 30, 2001. The use of the average commodity prices received for the month of September would have resulted in a ceiling test cushion of approximately $9.5 million.

At December 31, 2001 Provident completed a ceiling test calculation using the prices in effect at December 31, 2001 of CDN$13.69 per barrel for heavy oil, CDN$25.46 per barrel for light/medium oil, CDN$3.65 per mcf for natural gas and CDN$22.31 per barrel for natural gas liquids. This resulted in a write-down of $37.1 million to property, plant and equipment and a future tax recovery of $15.8 million. The CDN$13.69 per barrel heavy oil price at December 31, 2001 truncated approximately 4.5 million barrels of proved heavy oil reserves from the proved undeveloped reserve category in the constant dollar reserve report. The truncated reserves resulted from no new heavy oil wells being drilled under the prevailing heavy oil price economics at December 31, 2001. If the ceiling test were calculated using prices at February 28, 2002, the result would have been a recovery of the truncated reserves and a corresponding ceiling test cushion of approximately $15.0 million.

The Trust elected to record two ceiling test write-downs, one at September 30, 2001 primarily due to the low natural gas price, and the other at December 31, 2001 due to the low heavy oil wellhead price. The net impact on the statement of operations was a reduction in earnings of $58.3 million.

The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization offset by a future tax recovery in the amount of $43.0 million. The effect of the write-downs will be to improve future earnings and reduce current tax expense.

If the ceiling test were calculated using prices at February 28, 2002, the result would have been a ceiling test cushion of approximately $15.0 million.

Cash flow from operations for the period March 6, 2001 to December 31, 2001 was $36.2 million, 55 percent higher than the Forecast of $23.4 million. The net loss of $46.9 million ($3.39 per Unit) compared to the Forecast income of $6.4 million ($0.90 per Unit) was due to the ceiling test write-downs not anticipated in the Forecast.

Cash Flow and (Loss) Income

	Actual			Forecast		
	Amount (000s)	Per Boe	Per Weighted Average Unit	Amount (000s)	Per Boe	Per Weighted Average Unit
Netback (Net operating income)	$ 44,859	$ 15.27	$ 3.25	$ 28,016	$ 20.72	$ 3.95
General and administrative	3,418	1.16	0.25	1,794	1.33	0.25
Management fee	1,153	0.40	0.08	560	0.41	0.08
Interest expense	2,671	0.91	0.19	1,471	1.09	0.21
Current tax expense	1,178	0.40	0.09	807	0.60	0.11
Other	211	0.07	0.02	–	–	–
	8,631	2.94	0.63	4,632	3.43	0.65
Cash flow from operations	**36,228**	**12.33**	**2.62**	**23,384**	**17.29**	**3.30**
DD&A	33,753	11.48	2.44	11,186	8.27	1.58
Additional DD&A[1]	101,300	34.46	7.34	–	–	–
Future income tax[1]	(51,759)	(17.61)	(3.75)	5,787	4.28	0.82
Other	(211)	(0.07)	(0.02)	–	–	–
	83,083	28.26	6.01	16,973	12.55	2.40
Net (loss) income	**$(46,855)**	**$ (15.93)**	**$ (3.39)**	**$ 6,411**	**$ 4.74**	**$ 0.90**

[1] Amounts reflect ceiling test write-downs the Trust elected to book at September 30 and December 31, 2001.

Cash flow from operations for the period March 6, 2001 to December 31, 2001 was $36.2 million, 55 percent higher than the Forecast of $23.4 million. Higher net operating income driven by the acquisition of Maxx was partially offset by increased general and administration costs, management fees, interest and current tax expense. Net operating income was $15.27 per boe and $3.25 per Unit versus the Forecast of $20.72 per boe and $3.95 per Unit. Net operating income was significantly impacted by the change in the production mix due to the acquisition of Maxx as well as the lower natural gas price received compared to the Forecast.

The net loss of $46.9 million ($3.39 per Unit) compared to the Forecast income of $6.4 million ($0.90 per Unit) was due to the ceiling test write-downs not anticipated in the Forecast.

296

Capital Expenditures

For the period March 6, 2001 to December 31, 2001, the Trust incurred total capital expenditures of $12.2 million, comprised of $0.4 million in land retention costs, $0.3 million in seismic costs, $5.7 million in drilling expenditures, $2.7 million in completion and equipping costs, $1.8 million in facility costs $0.1 million in office equipment, and $2.6 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to Forecast capital spending of $5.1 million which did not include the increased activity associated with the assets acquired as part of the Maxx acquisition. More specifically, the Forecast assumed drilling 11 heavy oil wells as compared to 18 wells that were actually drilled, did not include amounts for property acquisitions or dispositions or the full amount expended to buy-out the sale-leaseback contracts on the gas processing facilities.

At December 31, 2001 the Trust had $35.6 million of bank debt drawn against an $85 million revolving demand credit facility with a syndicate of chartered banks.

Debt

At December 31, 2001 the Trust had $35.6 million of bank debt drawn against an $85 million revolving demand credit facility with a syndicate of chartered banks. This amount drawn reflects the net proceeds of the December 2001 equity offering in the amount of $33 million which was subsequently offset against the debt associated with the Richland acquisition in January 2002. Under the terms of the facility, the interest rate is calculated quarterly based on one-quarter trailing cash flow annualized and divided into the debt outstanding at quarter-end. The interest rates range from a minimum of prime plus 0.5 percent to a maximum of prime plus 1.5 percent at various debt to cash flow multiples. The Trust can draw on Canadian prime rate loans or, to lower its effective borrowing rate, access the banker's acceptance market. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. Provident has no off-balance sheet debt.

On August 29, 2001, the Trust closed a financing for 2,435,500 units to raise gross proceeds of $26.4 million and on December 13, 2001 the Trust raised an additional $35 million through the issue of 4,000,000 units.

Unitholders' Equity

The unitholders' equity balance at March 6, 2001 was brought forward from Founders' share capital at the equivalent dollar value and the shares of Founders were exchanged on a one-for-three basis. On May 25, 2001 the Trust closed the Maxx acquisition and issued 7,475,000 Trust units with an ascribed value of $87.0 million. On August 29, 2001 the Trust closed a financing for 2,435,500 units to raise gross proceeds of $26.4 million and on December 13, 2001 the Trust raised an additional $35 million through the issue of 4,000,000 units. Costs associated with the financings and the conversion of the Founders shares totalled approximately $5.0 million. As at December 31, 2001 the Trust had 21,022,321 units outstanding.

Provident funds a cash reserve for future site reclamation by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account.

	Number of units	Amount (000s)
Balance at beginning of period	7,092,221	$ 43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000	87,009
Units issued to directors of Provident	19,600	243
Units issued from treasury	6,435,500	61,425
Share issue costs, net of tax	–	(4,995)
Unitholders' capital at end of period	21,022,321	$ 187,331

Future Site Reclamation

Effective May 1, 2001, as per the royalty agreement, Provident established a cash reserve for future site reclamation expenditures. In accordance with the agreement, Provident funds the reserve by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. The Forecast did not have a cash fund for reclamation. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

Operationally, the assets acquired from Maxx contributed 5,200 boe per day or 53 percent of the production and $19.2 million or 43 percent of the net operating income for the period March 6, 2001 to December 31, 2001.

Acquisition of Maxx Petroleum Ltd.

On May 25, 2001, pursuant to a Plan of Arrangement, Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $205.2 million which was comprised of the issuance of 7,475,000 units for $87.0 million, cash consideration of $35.4 million, acquisition costs of $4.0 million, future income taxes of $57.1 million, assumed bank debt and working deficiency of $12.4 million and other liabilities assumed of $9.3 million (see Note 3). Operationally, the assets acquired from Maxx contributed 5,200 boed or 53 percent of the production and $19.2 million or 43 percent of the net operating income for the period March 6, 2001 to December 31, 2001.

In the 2001 Forecast, Provident's production mix was 16 percent light/medium oil, 42 percent heavy oil and 42 percent natural gas and natural gas liquids. The acquisition of Maxx resulted in light/medium oil remaining at 16 percent, heavy oil increasing to 52 percent and natural gas and natural gas liquids decreasing to 32 percent.

Subsequent Event

On January 16, 2002 Provident announced it had completed the acquisition of Richland Petroleum Corp. ("Richland"). The pending deal was announced in November 2001 after both entities had signed agreements to effect a business combination pursuant to a Plan of Arrangement ("Plan"). The Plan provided that the Trust acquire all of the issued and outstanding shares of Richland, with the Richland shareholders receiving, in exchange for each Richland share held, 0.4 of a Trust unit for a total of 11.2 million units and one share in a newly incorporated exploration and production company. The business combination will be accounted for using the purchase method of accounting.

Interested parties should refer to Richland Information Circular, dated December 14, 2001, for further information with respect to the Plan of Arrangement.

Unit Trading Activity

The following table summarizes the unit trading activity of Provident for the period from inception to December 31, 2001 on both The Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD
TSE – PVE.UN (CDN$)					
High	11.55	12.50	11.50	10.20	12.50
Low	10.50	10.25	8.72	7.77	7.77
Close	11.05	11.15	9.10	8.19	8.19
Volume	681,990	5,462,742	3,644,781	5,043,512	14,832,935
AMEX – PVX (US$)[1]					
High	n/a	8.05	6.80	5.53	8.05
Low	n/a	6.80	5.65	5.13	5.13
Close	n/a	7.33	5.80	5.17	5.17
Volume	n/a	106,900	1,151,100	1,745,800	3,003,800

(1) The trust units were listed for trading on the AMEX on June 22, 2001.

Provident Energy Trust Units traded in a range of CDN $8.19–$12.50 on The Toronto Stock Exchange and a range of US$5.13–$8.05 on the Amercian Stock Exchange.

Corporate Governance

The Board of Provident presently has three standing committees: an Audit, Environmental, Health and Safety Committee; a Governance, Human Resource and Compensation Committee and a Reserves Committee. All of the members of the Audit, Environmental, Health and Safety Committee and the Governance, Human Resources and Compensation Committee are "unrelated directors" while the Reserves Committee is comprised of all of the members of the Board, the majority of whom are "unrelated directors". For more information on the composition and responsibilities of the Board and the Committees of the Board and Provident's compliance with the corporate governance guidelines of the TSE, please refer to the Provident Information Circular for the Annual and Special meeting of unitholders to be held on June 3, 2002.

The Board of Provident presently has three standing committees: an Audit, Environmental, Health and Safety Committee; a Governance, Human Resource and Compensation Committee and a Reserves Committee.

Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program.

We believe that the business environment in 2002 will continue to support a number of positive opportunities for Provident.

Business Risks

The oil and gas trust industry is subject to numerous risks that can affect the amount of cash flow available for distribution to unitholders and the ability to grow. These risks include but are not limited to:

- fluctuations in commodity price, exchange rates, interest rates;
- government and regulatory risk in respect of royalty and income tax regimes;
- operational risks that may affect the quality and recoverability of reserves;
- geological risk associated with accessing and recovering new quantities of reserves;
- transportation risk in respect of the ability to transport oil and gas to market; and
- capital market risk in respect of the ability to finance future growth.

Provident strives to minimize these business risks by:

- employing and empowering management and technical staff with extensive industry experience;
- adhering to a strategy of acquiring, developing and optimizing quality, low-risk reserves in areas where we have technical and operational expertise;
- developing a diversified, balanced asset portfolio that generally offers developed operational infrastructure, year-round access and close proximity to markets;
- adhering to a consistent and disciplined Commodity Price Risk Management Program to reduce the impact that volatile commodity prices will have on cash flow available for distribution. (For a more detailed description of the Commodity Price Risk Management Program, please refer to that section in this annual report);
- marketing crude oil and natural gas to a diverse group of customers, including aggregators, industrial users, well-capitalized third-party marketers and spot market buyers;
- maintaining a low cost structure to maximize cash flow and profitability;
- maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;
- adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and
- maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Business Prospects

We believe that the business environment in 2002 will continue to support a number of positive opportunities for Provident, including both corporate and property acquisitions and continued access to capital. Provident's strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. Provident will continue to manage its capital structure to ensure that there is a prudent use of debt.

MANAGEMENT'S REPORT TO THE UNITHOLDERS

The Manager and Officers of the Corporation are responsible for the information included in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the consolidated financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the consolidated financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.

The Board of Directors, through its Audit, Environmental, Health and Safety Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit, Environmental, Health and Safety Committee is comprised entirely of directors who are independent. The Audit, Environmental, Health and Safety Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements.

"Signed"

Thomas W. Buchanan,
Chief Executive Officer
Calgary, Alberta

"Signed"

Mark N. Walker,
Chief Financial Officer

March 13, 2002

AUDITORS' REPORT TO THE UNITHOLDERS

To the Unitholders of Provident Energy Trust.

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2001 and March 6, 2001 and the consolidated statements of operations and accumulated income (loss), cash distributions, and unitholders' equity, cash flows for the period March 6, 2001 to December 31, 2001. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and March 6, 2001 and the results of its operations and cash flows for the period March 6, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Signed: PricewaterhouseCoopers, LLP"

Chartered Accountants
Calgary, Alberta

March 1, 2002

CONSOLIDATED BALANCE SHEETS

Canadian Dollars (000s)	As at December 31, 2001	As at March 6, 2001
Assets		
Current assets		
Cash	$ 35	$ 73
Accounts receivable	12,009	12,419
Assets held for sale	1,500	–
Prepaids	117	1,137
	13,661	13,629
Cash reserve for future site reclamation (Note 12)	424	–
Property, plant and equipment (Note 4)	171,808	88,660
	$ 185,893	$ 102,289
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,559	$ 13,248
Cash distribution payable to unitholders	4,204	–
Current portion of deferred lease obligation	495	–
Due to a related party (Note 8)	341	–
	15,599	13,248
Long-term debt	35,600	25,800
Provision for future site restoration	6,807	1,208
Deferred lease obligation	180	–
Future income taxes (Note 9)	23,252	17,525
Unitholders' Equity		
Capital contributions (Note 6)	187,331	43,649
Accumulated (loss) income	(45,996)	859
Accumulated cash distributions	(36,880)	–
	104,455	44,508
	$ 185,893	$ 102,289

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

Canadian Dollars (000s)	For the period March 6, 2001 to December 31, 2001
Unitholders' equity, beginning of period	$ 44,508
Net loss for the period	(46,855)
Net capital contributions	143,682
Cash distributions	(36,880)
Unitholders' equity, end of period	$ 104,455

302

Directors[3]

Grant D. Billing[2]
Chairman
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
DeWinton, Alberta

Bruce R. Libin, Q.C.[1]
Calgary, Alberta

Byron J. Seaman[1]
Calgary, Alberta

Mike H. Shaikh[1]
Calgary, Alberta

Jeffrey T. Smith[2]
Calgary, Alberta

John B. Zaozirny, Q.C.[2]
Calgary, Alberta

[1] Member of Audit, Environmental, Health and Safety Committee

[2] Member of Governance, Human Resources and Compensation Committee

[3] All Board members are members of the Reserves Committee

Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Mark N. Walker
Chief Financial Officer

Senior Management

William T. Cromb
Controller

Douglas L. Meiklejohn
Senior Manager,
Acquisitions and Divestitures

William J. Mitschke
Senior Manager, Exploitation

Cameron G. Vouri
Senior Manager,
Production and Engineering

Gordon B.J. Zaharik
Senior Manager,
Land and Contracts

Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
Bank of Montreal
BNP Paribas
Canadian Western Bank

Engineering Consultants

McDaniel & Associates
Consultants Ltd.

Legal Counsel

Macleod Dixon LLP

Trustee

Computershare Trust Company
of Canada

Stock Exchanges

Toronto Stock Exchange
Units
Trading Symbol "PVE.UN"
Debentures
Trading Symbol "PVE.DB"

American Stock Exchange
Trading Symbol "PVX"

For Further Information:

Thomas W. Buchanan
Chief Executive Officer
Phone: (403) 296-2232

Randall J. Findlay
President
Phone: (403) 781-5343

Mark N. Walker
Chief Financial Officer
Phone: (403) 781-5305

For Investor Relations Inquiries:
900, 606 4th Street S.W.
Calgary, Alberta
T2P 1T1

Fax: (403) 261-6696
Phone: (403) 296-2233
1-800-587-6299

www.providentenergy.com
info@providentenergy.com

Designed and produced by Merlin Creative Group Inc.
Printed in Canada

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)

Canadian Dollars (000s except per unit amounts)	For the period March 6, 2001 to December 31, 2001
Revenue	
Gross production revenue	$ 78,311
Less: Royalties (net of ARTC)	13,036
	65,275
Expenses	
Production	20,416
General and administrative	3,418
Management fee (Note 8)	1,153
Interest	2,671
Depletion, depreciation and amortization	33,753
Additional depletion, depreciation and amortization (Note 4)	101,300
	162,711
Loss before taxes	(97,436)
Capital taxes	1,178
Future income tax recovery (Note 9)	(51,759)
	(50,581)
Net loss for the period	(46,855)
Accumulated income at beginning of period	859
Accumulated loss at end of period	$ (45,996)
Net loss per unit – basic and diluted	$ (3.39)

CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS

Canadian Dollars (000s except per unit amounts) For the period March 6, 2001 to December 31, 2001	
Funds flow from operating activities	$ 36,228
Funds drawn from debt and working capital	652
Cash distributions to unitholders	$ 36,880
Actual cash distributions per unit	$ 2.54

CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars (000s except per unit amounts)	For the period March 6, 2001 to December 31, 2001
Cash provided by operating activities	
Net loss for the period	$ (46,855)
Add non-cash items:	
Depletion, depreciation and amortization	33,753
Additional depletion, depreciation and amortization (Note 4)	101,300
Future income tax recovery	(51,759)
Amortization of deferred charges	(467)
Non-cash management fees (Note 8)	256
Cash flow from operations	36,228
Net change in non-cash working capital	(11,190)
	25,038
Cash used in investing activities	
Expenditures on property, plant and equipment	(10,979)
Acquisition of Maxx Petroleum Ltd. (Note 3)	(39,434)
Costs related to future acquisition (Note 13)	(331)
Acquisition of oil and gas properties	(2,604)
Proceeds on disposition of oil and gas properties	1,421
Cash reserve for future site reclamation	(479)
Net change in non-cash investing working capital	86
	(52,320)
Cash provided by financing activities	
Increase in long-term bank debt	7,500
Settlement of financial instruments	(4,620)
Cash distributions to unitholders	(36,880)
Issue of trust units, net of issue costs	57,039
Net change in non-cash financing working capital	4,205
	27,244
Decrease in cash	(38)
Cash beginning of period	73
Cash end of period	$ 35
Cash flow from operations per weighted average unit – basic and diluted	$ 2.62
Supplemental disclosure of cash flow information	
Cash interest paid	$ 2,733
Cash capital taxes paid	$ 1,212

1. Structure of the Trust

Pursuant to a Plan of Arrangement ("the Plan") the shareholders of Founders Energy Ltd. ("Founders") approved a reorganization into Provident Energy Trust ("the Trust"). The Plan received the approval of the Court of Queens Bench and the Trust began operations effective March 6, 2001.

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. ("Provident"). The shares of Provident are owned by the Trust and cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2. Significant accounting policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of Provident Energy Trust ("the Trust"), Provident Energy Ltd. ("Provident") and the wholly owned subsidiaries of Provident.

(b) Joint venture operations

Substantially all of Provident's development and production activities are conducted jointly with others. The financial statements reflect only the Trust's proportionate interest in such activities.

(c) Property, plant and equipment

Oil and gas

The Trust follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and gas reserves are capitalized. Maintenance and repair costs are charged in the current period against income from operations. Expenditures that extend the economic life of an asset are capitalized.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Trust's share of estimated proved oil and natural gas reserve volumes, before royalties. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate were to change by 20 percent or more.

Oil and gas properties are subject to a cost recovery test – "the Ceiling Test". This test limits the carrying value of the properties, net of future income taxes and accumulated provision for site restoration costs to the estimated undiscounted future net production revenue associated with the proved oil and gas reserves, plus the unimpaired costs of unproved properties less estimated future general and administration, the management fee, interest and income taxes. The test uses cost and prices in effect at the balance sheet date. In the application of the ceiling test, any excess carrying value of the assets on the balance sheet is charged to income in the current period.

Site reclamation

The provision for estimated future site reclamation is charged to depletion and depreciation expense using the unit-of-production method. The costs are estimated based on current regulations and industry standards. Actual future site reclamation payments are offset against the liability as the costs are incurred.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	30%
Furniture and fixtures	20%
Leasehold improvements	30%

(d) Income taxes

Provident follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) Unit option plan

The consideration received from the option holder upon the exercise of a unit option is credited to unitholders' capital at the date of exercise with no compensation expense recognized at the time the option is issued or exercised.

(f) Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled (See Note 11).

(h) Per unit amounts

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

(i) Revenue recognition

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by Provident are recognized when title passes to the purchaser.

3. Acquisition of Maxx Petroleum Ltd ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favor of the Plan, which resulted in the amalgamation of Maxx with Provident. The Trust provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income (loss), from the date of purchase. Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 205,240
Working capital deficiency	(10,100)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(1,164)
	$ 126,443
Consideration	
Cash	$ 35,408
Acquisition costs incurred	4,026
Total cash consideration	39,434
Trust Units issued	87,009
	$ 126,443

4. Property, plant and equipment

The ceiling test calculation for the Trust resulted in writedowns at both September 30, 2001 and December 31, 2001. The reduction to property, plant and equipment was a combined $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization with an offset booked as future tax recovery in the amount of $43.0 million.

At December 31, 2001, the Trust completed the ceiling test calculation using prices in effect at December 31, 2001 of CDN$13.69 per barrel for heavy oil, CDN$25.46 per barrel for light/medium oil, CDN$3.65 per mcf for natural gas and CDN$22.31 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $21.3 million. If the ceiling test was calculated using prices as of February 28, 2002, the results would have been a ceiling test cushion of approximately $15.0 million.

At September 30, 2001, the Trust completed the ceiling test calculation using prices in effect at September 30, 2001 of CDN$16.77 per barrel for heavy oil, CDN$29.72 per barrel for light/medium oil, CDN$2.19 per mcf for natural gas and CDN$26.71 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $37.0 million. If the ceiling test was calculated using the average prices for the month of September 2001, the results would have been a ceiling test cushion of approximately $9.5 million.

December 31, 2001	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and gas properties	$ 336,230	$ 166,108	$ 170,122
Office equipment	2,727	1,041	1,686
Total	$ 338,957	$ 167,149	$ 171,808

March 6, 2001	Cost	Accumulated Depletion and Depreciation	Net Book Value
Oil and gas properties	$ 121,658	$ 33,427	$ 88,231
Office equipment	1,066	637	429
Total	$ 122,724	$ 34,064	$ 88,660

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2001 totaled $16,450,000 (March 6, 2001 – $10,364,000).

5. Long-term debt

As at December 31, 2001	
Revolving demand credit facility	$ 35,600

Provident has an $85 million revolving demand credit facility with a syndicate of Canadian chartered banks. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime plus one half percent to a maximum of prime plus one and one half percent at various debt to cash flow multiples. At December 31, 2001, Provident was paying prime plus three quarters percent. The weighted average interest rate for the period was 5.5 percent. The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. At December 31, 2001, a total of $35.6 million had been drawn against this facility.

6. Capital contributions

(a) Authorized
Unlimited number of common voting units

(b) Issued

For the period March 6, 2001 to December 31, 2001	Number of units	Amount (000s)
Balance at beginning of period	7,092,221	$ 43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000	87,009
Units issued to directors of Provident	19,600	243
Units issued from treasury	6,435,500	61,425
Share issue costs, net of tax	-	(4,995)
Unitholders' capital at end of period	21,022,321	$ 187,331

(c) Units reserved
There are 700,000 trust units reserved for the Employee Incentive Unit Option Plan (Note 7).

The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533.

7. Unit option plan

The Employee Incentive Unit Option Plan "the Plan" is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. Options are granted at a "strike price" which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the Trust Units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

For the period March 6, 2001 to December 31, 2001	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	–	–
Granted	645,900	$ 11.18
Cancelled/Expired	(34,800)	$ 11.42
Outstanding at end of period	611,100	$ 11.16
Exercisable at end of period	223,700	$ 11.14

At December 31, 2001, the Trust had 611,100 options outstanding with exercise prices ranging between $8.60 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.29 years and the weighted average exercise price is $11.16 per unit.

8. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the period ended December 31, 2001 the Manager was paid $897,195 related to the base management fee, calculated as two percent of operating income. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period. The base management fee was settled monthly in cash and the total return fee was paid through the issuance of 31,798 Trust units in February 2002. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions. The Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $46,123 in the period. As at December 31, 2001, the amounts owed by Provident to the Manager totaled $340,591 to be settled with a combination of cash and Trust units.

9. Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:

For the period March 6, 2001 to December 31, 2001 (000s)	
Petroleum and natural gas properties and other	$ 19,691
Production facilities	3,561
	$ 23,252

The future income tax provision differs from the expected amount calculated by applying the Canadian combined federal and provincial income tax rate of 42.6 percent as follows:

For the period March 6, 2001 to December 31, 2001 (000s)	
Expected income tax recovery	$ (41,508)
Increase (decrease) resulting from:	
Non-deductible Crown charges and other payments	4,320
Federal resource allowance	(4,799)
Alberta Royalty Tax Credit	(175)
Provincial credit	(2,431)
Payments to the Trust	(6,470)
Other	(696)
	$ (51,759)

10. Commitments

Provident has office commitments that extend through December 2009. Future minimum lease payments for the following five years are: 2002 – $915,000; 2003 – $865,000; 2004 – $915,000; 2005 – $1,085,000; 2006 – $1,080,000.

11. Financial instruments and hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Trust's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Trust could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract.

(a) Commodity price

(i) Crude oil

For the period March 6, 2001 to December 31, 2001, the Trust received $4,575,449 to settle various oil market based contracts on an aggregate volume of 1,293,000 barrels. The contracts had terms commencing between March 6, 2001 and July 1, 2001, expiring between June 30, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $4.7 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90 per bbl	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00 per bbl	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	CDN$18.93 per bbl Wellhead	January 1 – December 31

(ii) Natural gas

For the period March 6, 2001 to December 31, 2001, the Trust received $4,223,803 to settle various natural gas market based contracts on an aggregate of 2,328,000 gigajoules at AECO with contract terms commencing between March 6, 2001 and November 1, 2001, expiring between March 31, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $3.0 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	5,000 mcfd	CDN$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar CDN$4.22 – CDN$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar CDN$3.95 – CDN$5.06 per mcf	April 1 – October 31

(b) Foreign exchange contracts

For the period March 6, 2001 to December 31, 2001, the Trust paid out $127,560 to settle two U.S. dollar forward sales contracts on US $3,166,664 at an average exchange rate of 1.4937. For 2002, the Trust has no foreign exchange contracts in place.

12. Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.20 per barrel of oil equivalent produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. Actual expenditures incurred for the period, net of salvage values, totaled $54,688.

13. Subsequent event

On January 16, 2002, Provident announced it had completed the acquisition of Richland Petroleum Corp. ("Richland"). The pending deal was announced in November 2001 after both entities had signed agreements to effect a business combination pursuant to a Plan of Arrangement ("Plan"). The Plan provided that the Trust acquire all of the issued and outstanding shares of Richland, with the Richland shareholders receiving, in exchange for each Richland share held, 0.4 of a Trust unit for a total of 11.2 million units and one share in a newly incorporated exploration and production company. The Plan was approved on January 15, 2002 by approximately 99.5 percent of the Richland shares voted at the special meeting of Richland's shareholders and on January 16, 2002 the Court of Queens Bench issued its Final Order approving the Plan. The business combination will be accounted for using the purchase method of accounting.

Interested parties should refer to Richland Information Circular, dated December 14, 2001, for further information with respect to the Plan of Arrangement.

14. Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the consolidated financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Trust's Form 20F.

THE PROVIDENT TEAM

Ron Baker
Don Bannerman
Ivan Bardoel
Carol Beier
Peggy Bell
Ingrid Berg
Rob Borysiuk
Terry Bosma
Sherry Bouvier
Kerry Brown
Laura Brown
Tom Buchanan
Murray Carstairs
Linda Chorney
Russ Corrigan
Carm Couillard
Randy Cowan
Bill Cromb
Dwayne Davison
Jerry Dawson
Cyd Del Rosario
Dale Detrich
Stacey Driver
Renate Elbe
Tim Etson
Mark Ewashko
Randy Findlay
Bill Flemming
Brad Gammelseter
Bob Green
Pam Gusek
Lin Han
Ross Haskel
Mark Heddema
Ray Heide
Dwayne Hippe
Edwin Hippe
Ryan Isley
Dale Joynt
Lane Klassen
Shaun Kolody
Joy Lahti
Chuck Landsborough
Don Lawrence
Peter Lawrence
Dave Lightbown
Chris Markert
Randy Masuda
Dale Matters
Malcolm McConnell
Lana McLean
Doug Meiklejohn
Barb Metz
Sherry Milne
Todd Misick
Bill Mitschke
Miles Molstad
Lori Muise
Brian Nattress
Larry Ness
Debbie Pasacreta
Ted Perry
Ron Pinske
Alla Popova
Lynn Rannelli
Margaret Ransome
Cary Reid
Laurie Renner
Eugene Sandahl
Gerald Schalin
Mike Scott
Jerry Seida
Joan Selfors
Sharon Sidorak
Kevin Simpson
Gerald Skeels
Mike Skeels
Kezia Sliwkanich
Gwen Smiley
Steve Stang
Ryan Stasiuk
Mike Stuchly
Nancy Suderman
Gary Taylor
Tyler Townsend
Whitney Townsend
Gerald Tulloch
Donna Ulrich
Kim Urban
Cam Vouri
Monica Wade
Mark Walker
Kirt Warrack
Ryan Wartman
Stephanie Watley
Kari Watson
Angela Wiber
Guy Willoughby
Mike Wolan
Kirk Young
Tom Youngberg
Gord Zaharik

314

Directors[3]

Grant D. Billing[2]
Chairman
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
DeWinton, Alberta

Bruce R. Libin, Q.C.[1]
Calgary, Alberta

Byron J. Seaman[1]
Calgary, Alberta

Mike H. Shaikh[1]
Calgary, Alberta

Jeffrey T. Smith[2]
Calgary, Alberta

John B. Zaozirny, Q.C.[2]
Calgary, Alberta

(1) Member of Audit, Environmental, Health and Safety Committee

(2) Member of Governance, Human Resources and Compensation Committee

(3) All Board members are members of the Reserves Committee

Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Mark N. Walker
Chief Financial Officer

Senior Management

William T. Cromb
Controller

Douglas L. Meiklejohn
Senior Manager,
Acquisitions and Divestitures

William J. Mitschke
Senior Manager, Exploitation

Cameron G. Vouri
Senior Manager,
Production and Engineering

Gordon B.J. Zaharik
Senior Manager,
Land and Contracts

Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
Bank of Montreal
BNP Paribas
Canadian Western Bank

Engineering Consultants

McDaniel & Associates
Consultants Ltd.

Legal Counsel

Macleod Dixon LLP

Trustee

Computershare Trust Company
of Canada

Stock Exchanges

Toronto Stock Exchange
Units
Trading Symbol "PVE.UN"
Debentures
Trading Symbol "PVE.DB"

American Stock Exchange
Trading Symbol "PVX"

For Further Information:

Thomas W. Buchanan
Chief Executive Officer
Phone: (403) 296-2232

Randall J. Findlay
President
Phone: (403) 781-5343

Mark N. Walker
Chief Financial Officer
Phone: (403) 781-5305

For Investor Relations Inquiries:
900, 606 4th Street S.W.
Calgary, Alberta
T2P 1T1

Fax: (403) 261-6696
Phone: (403) 296-2233
1-800-587-6299

www.providentenergy.com
info@providentenergy.com

Designed and produced by Merlin Creative Group Inc.
Printed in Canada

PROVIDENT

ENERGY TRUST

00, 606 4th Street S.W. Calgary, Alberta, Canada T2P 1T1
Telephone: 403 296-2233 Fax: 403 294-0111 1-800-587-6299
http://www.providentenergy.com

PROVIDENT

ENERGY TRUST

Third Quarter Report for the period ended September 30, 2001

CALGARY, ALBERTA – Provident Energy Trust ("Provident")(TSE – "PVE.UN"; AMEX – "PVX") is pleased to report strong financial and operating results for the third quarter of 2001. These results include the first full quarter of activity for the combined operations of Provident and Maxx Petroleum Ltd. ("Maxx") that was acquired by Provident on May 25, 2001.

Third Quarter Highlights

- On August 29, 2001 the Trust completed a treasury and secondary offering of trust units, issuing 2,435,500 units from treasury and 750,000 units pursuant to a secondary offering with the Trust receiving net proceeds of $24.2 million from the offering.
- The Trust declared cash distributions of $0.84 per Unit for the quarter.
- Production averaged 12,093 boed for the quarter, an increase of 56 percent over the second quarter of 2001.
- Adherence to a consistent and disciplined Commodity Price Risk program resulted in an increase in gross production revenue of $0.9 million for the quarter.
- For the fourth quarter of 2001 and calendar 2002, the Trust has locked-in attractive pricing on approximately 55 percent of production.

Financial and Operating Results

For the quarter ended September 30, 2001, Provident realized significant growth in production and cash flow primarily as a result of the acquisition of Maxx Petroleum Ltd. in May 2001. During the quarter the Trust declared cash distributions in the amount of $0.84 per trust unit.

Financial and operating highlights for the period are as follows:

(All amounts in Canadian $000's of dollars except per unit data)	Three months ended September 30, 2001	March 6, 2001 to September 30, 2001
FINANCIAL		
Gross revenue	$ 30,390	$ 56,603
Cash flow	$ 13,602	$ 26,878
Per weighted average unit	$ 0.88	$ 2.23
Cash distributions to unitholders	$ 13,568	$ 25,866
Per unit	$ 0.84	$ 1.94
Net loss	$ (36,707)	$ (32,614)
Capital expenditures	$ 3,939	$ 7,666
Acquisition of Maxx Petroleum excluding bank debt and working capital deficiency	$ –	$ 126,355
Acquisitions	$ 174	$ 2,380
Property dispositions	$ 1,319	$ 1,422
Long-term debt	$ 59,900	$ 59,900
Unitholders' equity	$ 97,015	$ 97,015
Weighted average units outstanding (000's)	15,434	12,055
OPERATING		
Daily production		
Crude oil – Light/Medium (bpd)	1,831	1,470
– Heavy (15° API) (bpd)	6,568	4,669
Natural gas liquids (bpd)	639	519
Natural gas (mcfd)	18,324	15,947
Oil equivalent (boed @ 6:1)	12,093	9,316
UNIT STATISTICS ($Cdn)		
Average selling price		
Crude oil – Light/Medium ($/bbl)	$ 34.99	$ 31.30
– Heavy (15° API) ($/bbl)	$ 24.64	$ 25.07
– Corporate blend ($/bbl)	$ 26.89	$ 26.56
Natural gas liquids ($/bbl)	$ 31.24	$ 34.78
Natural gas ($/mcf)	$ 4.61	$ 5.63
Oil equivalent ($/boe @ 6:1)	$ 27.32	$ 29.07
Netback ($/boe @ 6:1)	$ 15.44	$ 16.96

Note: For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

$34.6 million treasury and secondary offering of trust units

On August 29, 2001, the Trust announced that it had completed a $34.6 million treasury and secondary offering of its trust units at a price of Cdn$10.85 per unit. Gross proceeds of the offering included the maximum over-allotment allocation of 15% of the original offering that was granted to the underwriters by both Provident and Citicorp Capital Investors Ltd. ("Citicorp"). Provident received $26.425 million in gross proceeds for units issued from treasury and

Citibank received $8.138 million in gross proceeds for units sold pursuant to the secondary offering. In total, Provident issued 2,435,500 trust units from treasury and Citicorp sold 750,000 trust units by way of a secondary offering of units beneficially owned by Citicorp. As a result of this offering, Provident currently has 17,022,321 units issued and outstanding. The Trust used its' share of the proceeds from the offering to pay down debt incurred as a result of the acquisition of Maxx Petroleum Ltd and to fund capital expenditures.

Distributions—March 6, 2001 (Inception) to September 30, 2001

Calendar Month	Record Date	Date Paid	Amount of Distribution (Cdn$/Unit)
March 2001	March 31, 2001	April 13, 2001	$0.25
April 2001	April 30, 2001	May 15, 2001	$0.25
May 2001	May 31, 2001	June 15, 2001	$0.30
June 2001	June 30, 2001	July 13, 2001	$0.30
July 2001	July 31, 2001	August 15, 2001	$0.30
August 2001	August 31, 2001	September 14, 2001	$0.27
September 2001	September 30, 2001	October 15, 2001	$0.27
Total			$1.94

October and November distributions

As with all oil and gas trusts, Provident's cash distributions are ultimately dependent on commodity prices and production. During the third quarter of 2001 the continued slowdown in the North American economy combined with unseasonably mild weather resulted in a strong build in natural gas storage levels and a corresponding decrease in natural gas prices. During September, there was a significant widening of heavy oil differentials as a result of the fire at the CITGO refinery in Illinois, which significantly reduced the Canadian dollar wellhead price for heavy oil. World reaction to the terrorist activities of September 11, 2001 has also had a protracted impact on the economy and commodity prices, particularly crude oil prices which have declined by more than US $5.00 per barrel since the attacks. All of these events have created an uncertain period for commodity prices and accordingly have had a negative impact on cash flows and distributions for the Trust and for the entire oil and gas trust sector. Accordingly, the October 2001 distribution, available to unitholders of record October 31, 2001 and scheduled to be paid November 15, 2001, has been set at Cdn$0.20 per unit. Further, the November 2001 distribution, available to Unitholders of record November 30, 2001 to be paid December 14, 2001 has been set at Cdn$0.20 per unit. Future distributions will be declared and paid based on cash flow available after retaining a prudent amount for capital spending, contributions to the reclamation fund and debt repayment. In order to minimize the impact that volatile commodity price markets will have on cash distributions, Provident's strategy has been, and will continue to be, focused on forward selling or hedging approximately 50 percent of its production.

Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended September 30, 2001, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. The Forecast, as mentioned in this document, refers to the 2001 Forecast, found in the Founders Energy Ltd. Management Information Circular dated January 29, 2001. The following analysis compares the results for the third quarter 2001 to the Forecast for this period. *All amounts are reported in Canadian dollars, unless otherwise stated.*

Capital expenditures:

Provident spent $3.9 million in the quarter, of which $1.6 million was spent completing and equipping twelve heavy oil wells in the Epping and Lashburn areas, which were drilled in the second quarter. Included in these expenditures was approximately $1.8 million to buyout certain sale-leaseback contracts in respect of gas processing facilities in the Clive and Gilby areas in west central Alberta. In the quarter, the Trust disposed of $1.3 million of non-core assets. The Forecast assumed that the heavy oil wells would be completed and equipped in the first quarter. The Forecast also contemplated that only a portion ($0.6 million) of the sale-leaseback contracts on the gas processing facilities in west central Alberta would be bought by the Trust. For the period March 6, 2001 to September 30, 2001, the Trust incurred total capital expenditures of $10.0 million, comprised of $0.3 million in land retention costs, $3.9 million of drilling expenditures, $1.6 million of heavy oil completion and equipping expenditures, $1.8 million in facility costs, and $2.4 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to forecast capital spending of $4.8 million which did not include amounts for property acquisitions or dispositions or the full amount expended to buyout the sale-leaseback contracts on the gas processing facilities.

Production:

During the quarter, total production averaged 12,093 boed compared to 4,578 boed in the Forecast. The increase is almost entirely attributed to the inclusion of the Maxx production for the entire quarter. Heavy oil production exceeded the Forecast production by 237 percent or 4,620 bpd as a result of the addition of Maxx's heavy oil properties and better than anticipated sales from wells drilled in Epping and Lashburn, partially offset by operational problems in Freemont and Neilburg. Provident's natural gas and natural gas liquids production averaged 18.3 mmcfd and 639 bpd respectively, which was 1,782 boed or 93 percent higher than the Forecast. The addition of Maxx's west central Alberta properties and the continued strong performance of the Medicine River 13-27 well also contributed to increased production volumes. Light/medium oil production exceeded Forecast production by 149 percent or 1,097 bpd. This resulted from the inclusion of Maxx's southeast Saskatchewan and west central Alberta properties.

For the period March 6, 2001 to September 30, 2001, total production of 9,316 boed exceeded the Forecast by 104 percent or 4,746 boed. Heavy oil production increased, by 148 percent, to 4,669 bpd from Forecast production of 1,882 bpd. The increase in production volumes is almost entirely attributed to the acquisition of the Maxx heavy oil properties. For the period March 6, 2001 to September 30, 2001, natural gas and natural gas liquids production has averaged 15.9 mmcfd and 519 bpd respectively or 3,177 boed. The addition of the Maxx west central Alberta gas properties and the continued strong performance of the Medicine River 13-27 well were the primary factors for natural gas production exceeding Forecast by 54 percent or 5,598 mcfd. The addition of the Maxx properties and a property acquisition in southeast Saskatchewan resulted in light/medium crude oil production averaging 1,470 bpd, an increase of 94 percent or 713 bpd above Forecast.

Crude oil price:

In the third quarter, West Texas Intermediate (WTI) crude oil price averaged US$26.57 per barrel compared to US$25.00 per barrel in the Forecast. The Cdn/US dollar exchange rate averaged 1.546 in the quarter, which was significantly higher than the Forecast rate of $1.50. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Provident's Lloydminster heavy oil production. Provident's average selling price at the wellhead for all blends of crude oil was Cdn$26.89 per barrel for the quarter compared to Cdn$25.08 per barrel for the Forecast. Average prices include a loss of $0.4 million or $0.50 per barrel from the impact of the commodity price risk management program compared to a gain of $0.03 million or $0.14 per barrel in the Forecast.

For the period March 6, 2001 to September 30, 2001, WTI averaged US$27.27 per barrel compared to US$25.00 per barrel in the Forecast. This increase in WTI accompanied by the heavy oil differential being wider than Forecast resulted in the Trust averaging Cdn$26.56 per barrel at the wellhead for all its crude oil, as compared to Cdn$25.19 per barrel in the Forecast. Average prices include a gain of $1.2 million or $0.95 per barrel from the impact of the commodity price risk management program compared to $0.2 million or $0.33 per barrel in the Forecast.

Natural gas price:

The price of natural gas in the third quarter decreased significantly from average second quarter prices. Natural gas at AECO averaged Cdn$3.27 per mcf in the third quarter, while the Trust received an average wellhead price of Cdn$4.61 per mcf for its natural gas, as compared to the Forecast price of Cdn$7.33 per mcf. The actual average selling prices for natural gas include a gain of $1.3 million or $0.77 per mcf from hedging activities compared to $0.9 million or $0.33 per mcf in the Forecast.

For the period March 6, 2001 to September 30, 2001, natural gas price at AECO has averaged Cdn$5.08 per mcf. The Trust received an average wellhead price of Cdn$5.63 per mcf for all its gas as compared to the Forecast price of Cdn$7.50 per mcf. These prices include an actual gain of $2.4 million or $0.73 per mcf from hedging activities compared to $2.3 million or $1.09 per mcf in the Forecast.

Commodity price risk management program:

Provident's commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US exchange rate hedges were put in place. This program positively impacted third quarter cash flow by $0.9 million. Provident's aggregate position under the commodity price risk management program is summarized in the following table:

Commodity price risk summary:

Year	Product	Volume	Terms	Effective Period
2001	Light Oil	500 bpd	WTI US$26.73 per bbl	October 1 – December 31
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	October 1 – December 31
	Heavy Oil	3,250 bpd	Cdn$22.82 per bbl Wellhead	October 1 – December 31
	Heavy Oil	625 bpd	US$6.25 per bbl Bow River Differential	October 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$7.88 per mcf	October 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$2.85 per mcf	October 1 – October 31
	Natural Gas	5,000 mcfd	Cdn$4.43 per mcf	November 1 – December 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10	November 1 – December 31
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.72 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$4.43 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.27 per mcf	April 1 – October 31

For hedges in place at September 30, 2001 and using September 30, 2001 commodity prices, the unrealized gain associated with Provident's crude oil hedging was $7.1 mm. For natural gas, the unrealized gain was $3.2 mm.

As a result of its effective commodity price risk management program, the all-in wellhead price on 5,000 barrels per day of 2002 heavy oil production, representing approximately 80 percent of forecast heavy oil production, has been locked-in at a price of approximately Cdn$19.00 per barrel. Provident also has hedged approximately 56 percent of its heavy oil production for the fourth quarter of 2001 at an average wellhead price of Cdn$23.43 per barrel. Complementing the commodity risk management program for 2002 heavy oil volumes are a series of natural gas contracts totaling 10 million cubic feet per day or approximately 50 percent of forecast 2002 natural gas production at prices between Cdn$3.95 and Cdn$6.10 per thousand cubic feet at AECO. In addition, Provident has hedged 250 barrels per day or approximately 12 percent of forecast 2002 light crude oil production at a WTI price of U.S. $20.00 to U.S. $22.90 per barrel. For the fourth quarter of 2001 Provident has hedged approximately 60 percent or 11 million cubic feet per day of natural gas production at an average price of Cdn$5.16 per thousand cubic feet at AECO and 500 barrels per day or approximately 30 percent of light crude oil production at a WTI price of U.S. $26.73 per barrel.

Funds from operations:

During the quarter, funds from operations were $13.6 million, which was 88 percent higher than Forecast. Higher net operating income partially offset by increased general and administration costs, management fees, interest expense and current tax expense attributed to the increase.

For the period March 6, 2001 to September 30, 2001, funds from operations were $26.9 million, which was 59 percent higher than Forecast. The increase was due to higher net operating income partially offset by increased general and administration costs, management fees, interest expense and current tax expense.

Revenues:

During the quarter, gross production revenues from oil, natural gas and natural gas liquids were $30.4 million, which was 124 percent higher than the Forecast. Increased production due to the acquisition of Maxx, slightly higher oil prices, and gas hedging settlements, partially offset by lower natural gas prices led to the increase.

For the period March 6, 2001 to September 30, 2001, gross production revenues were $56.6 million, which represented an 81 percent increase over the 2001 Forecast. This increase can be attributed to higher production, as a result of the Maxx acquisition, higher oil prices and the effects of the commodity price risk management program, partially offset by weaker natural gas prices.

Royalties:

Royalties in the quarter were $5.4 million, which was 118 percent higher than the Forecast. This was primarily due to higher than forecast production. On a per boe basis, royalties were 17 percent lower than forecast at $4.84 per boe. For the quarter, the ARTC rate was 25 percent and is expected to remain the same in the fourth quarter.

For the period March 6, 2001 to September 30, 2001, royalties were $10.0 million, which was 76 percent higher than the 2001 Forecast attributed to increased production volumes and revenues. However, on a per boe basis, royalties were 14 percent less than forecast at $5.12 per boe.

Production expenses:

Production expenses averaged $7.04 per boe for the quarter, which exceeded the 2001 Forecast by $1.24 per boe. As a result of the Maxx acquisition, a higher percentage of Provident's production comes from its heavy oil area, which has higher production expenses as compared to the Trust's natural gas and light oil areas. As well, the majority of the property taxes levied against the Trust oil and gas assets were incurred in the third quarter, resulting in higher production expenses.

For the period March 6, 2001 to September 30, 2001, production expenses were $6.99 per boe, which was $1.22 per boe higher than Forecast. This resulted from higher well servicing, utility and seasonal repair and maintenance costs in the Lloydminster heavy oil area, higher processing fees in west central Alberta and southeast Saskatchewan and property taxes paid in all areas of the Trust.

Operating netback:

Provident's operating netback in the third quarter of 2001 was $15.44 per boe, which was lower than the Forecast netback of $20.56. For the period March 6, 2001 to September 30, 2001, the Trust's operating netback was $16.96 per boe as compared to the Forecast netback of $21.11. The lower netbacks are primarily attributed to lower natural gas prices and higher production expenses, partially offset by higher oil prices and lower royalty expense.

Depletion, depreciation and amortization (DD&A) and Future Tax Recovery:

DD&A expense in the third quarter was $11.76 per boe, which was 42 percent higher than the Forecast of $8.25 per boe. For the period March 6, 2001 to September 30, 2001, DD&A expense was $11.12 per boe, which was higher than the Forecast rate of $8.24 per boe. The increased DD&A rate per boe can be almost entirely attributed to the increased depletion base resulting from the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd. At September 30, 2001, a ceiling test deficiency resulted in additional DD&A of $64.2 million. This was partially offset by an associated future tax recovery of $27.2 million. The writedown is almost entirely attributable to a substantial decrease in natural gas prices at September 30, 2001 while the average commodity prices received for the month of September 2001 would have resulted in no writedown. The effect of the writedown will be to improve earnings and reduce capital taxes going forward.

Acquisition of Maxx Petroleum Ltd. ("Maxx")

On May 25, 2001 Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $203.9 million, increase in long-term debt of $41.7 million, share capital up by $87.0 million, future taxes increased by $57.1 million, other liabilities increased by $8.5 million and working capital decreased by $9.6 million. As at September 30, 2001 there were no liabilities accrued relating to the acquisition of Maxx.

Outlook

Provident has and will continue to actively pursue growth opportunities that are accretive to net asset value and distributable cash flow. Our strategy of being an active and value driven consolidator in the junior oil and gas sector continues to make sense, particularly since a majority of the junior exploration and production sector is still trading at low valuations in comparison to the energy trusts. We also believe that accretive growth opportunities are going to become available in the property acquisition market as producers begin to shed non-core assets to focus operations and to strengthen their balance sheets in a lower commodity price environment. The capital markets have been very strong for the oil and gas trust sector over the past month with approximately Cdn$500 million of equity being raised by the trusts. We believe that the strong growth opportunities that exist coupled with the ability to finance growth through the capital markets will allow us to continue to provide premium returns to our unitholders.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

[signed]	[signed]
Thomas Buchanan *Chief Executive Officer*	Randy Findlay *President*

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

PROVIDENT ENERGY TRUST

CONSOLIDATED BALANCE SHEET

(unaudited)

	As at September 30, 2001	As at June 30, 2001
	($000's)	($000's)
Assets		
Current assets		
Cash	$ 23	$ 32
Accounts receivable	14,094	16,551
Prepaids	1,052	1,403
	15,169	17,986
Cash reserved for future site restoration	299	99
Other assets	–	892
Property, plant and equipment (Note 2)	216,019	290,116
	$ 231,487	$ 309,093
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 14,888	$ 22,903
Cash distribution payable to unitholders	4,596	4,376
Due to a related party (Note 6)	559	122
	20,043	27,401
Long-term debt	59,900	77,100
Provision for future site restoration	5,559	5,202
Deferred lease obligation	568	728
Future income taxes	48,402	75,181
Unitholders' Equity		
Capital contributions (Note 3)	154,636	130,827
Accumulated income (loss)	(31,755)	4,952
Accumulated cash distributions	(25,866)	(12,298)
	97,015	123,481
	$ 231,487	$ 309,093

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

(unaudited)

	As at September 30, 2001	As at June 30, 2001
	($000's)	($000's)
Unitholders' equity, beginning of period	$ 123,481	$ 44,508
Net income (loss) for the period	(36,707)	4,093
Net capital contributions	23,809	87,178
Cash distributions	(13,568)	(12,298)
Unitholders' equity, end of period	$ 97,015	$ 123,481

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)

(unaudited)	Three Months Ended September 30, 2001	For the Period March 6, 2001 to September 30, 2001
	($000's)	($000's)
Revenue		
Gross production revenue	$ 30,390	$ 56,603
Less: Royalties (net of ARTC)	5,388	9,959
	25,002	46,644
Expenses		
Production	7,829	13,606
General and administrative	1,255	2,337
Management fee (Note 6)	800	1,118
Interest	1,217	2,034
Depletion, depreciation and amortization	13,137	21,707
Additional depletion, depreciation and amortization (Note 2)	64,200	64,200
	88,438	105,002
Loss before taxes	(63,436)	(58,358)
Capital taxes	437	865
Future income tax recovery	(27,166)	(26,609)
	(26,729)	(25,744)
Net loss for the period	(36,707)	(32,614)
Accumulated income at beginning of period	4,952	859
Accumulated loss at end of period	$ (31,755)	$ (31,755)
Net loss per unit (Note 5)	$ (2.38)	$ (2.71)

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF CASH AVAILABLE FOR DISTRIBUTION

(unaudited)	Three Months Ended September 30, 2001	For the Period March 6, 2001 to September 30, 2001
	($000's)	($000's)
Funds flow from operating activities	$ 13,601	$ 26,878
Cash reserved for investing and financing activities	(33)	(1,012)
Cash distributions to unitholders	$ 13,568	$ 25,866
Actual cash distributions per unit	0.84	1.94

325

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)	Three Months Ended September 30, 2001	For the Period March 6 to September 30, 2001
	($000's)	($000's)
Cash provided by operating activities		
Net loss for the period	$ (36,707)	$ (32,614)
Add non-cash items:		
Depletion, depreciation and amortization	13,137	21,707
Additional depletion, depreciation and amortization (Note 2)	64,200	64,200
Future income tax recovery	(27,166)	(26,609)
Amortization of deferred charges	(91)	(35)
Non-cash management fees	229	229
Funds flow from operating activities	13,602	26,878
Net change in non-cash working capital	(2,732)	(4,982)
	10,870	21,896
Cash used in investing activities		
Expenditures on property, plant and equipment	(3,939)	(7,666)
Acquisition of Maxx Petroleum Ltd. (Note 7)	–	(38,799)
Acquisition of oil and gas properties	(174)	(2,380)
Proceeds on disposition of oil and gas properties	1,319	1,422
Change in cash reserved for future site reclamation	(200)	(299)
Site restoration costs	(89)	(114)
Net change in non-cash investing working capital	(2,046)	380
	(5,129)	(47,456)
Cash provided by financing activities		
Increase (decrease) in long-term bank debt	(17,200)	31,800
Change in deferred charges	822	(4,620)
Cash distributions to unitholders	(13,568)	(25,866)
Issue of trust units	24,196	24,196
	(5,750)	25,510
Increase (decrease) in cash	(9)	(50)
Cash beginning of period	32	73
Cash end of period	$ 23	$ 23
Cash flow per weighted average unit	$ 0.88	$ 2.23
Supplemental disclosure of cash flow information		
Cash interest paid	$ 1,357	$ 2,157
Cash capital taxes paid	$ 327	$ 717

326

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

September 30, 2001

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Founders Energy Ltd. ("Founders") audited Financial Statements and the notes for the year ended December 31, 2000 which are disclosed in the initial Annual Information Form filed by the Trust.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Founders for the year ended December 31, 2000, except that these Interim Consolidated Financial Statements include the accounts of the Trust and its wholly owned subsidiary.

2. Property, Plant and Equipment

The ceiling test calculation used prices in effect at September 30, 2001 of Cdn$20.65 per barrel for all blends of oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $37 million which has been recorded at September 30, 2001 as a writedown of $64.2 million to Property Plant and Equipment and a $27.2 million reduction in future tax.

3. Capital Contributions

(a) Authorized

(i) Unlimited number of common voting units

(b) Issued

	July 1, 2001 to September 30, 2001		March 6, 2001 to September 30, 2001	
	Number of Units	Amount ($000's)	Number of Units	Amount ($000's)
Balance at beginning of period	14,586,821	$ 130,827	7,092,221	$ 43,649
Issued	2,435,500	$ 23,809	9,930,100	$ 110,987
Balance at end of period	17,022,321	$ 154,636	17,022,321	$ 154,636

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved 700,000 trust units for options.

4. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident, with the exception of the employees of Provident Management Corporation, are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved 700,000 trust units for options.

	July 1, 2001 to September 30, 2001		March 6, 2001 to September 30, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	536,900	$ 11.28	–	$ –
Granted	95,000	$ 10.85	631,900	$ 11.21
Cancelled/expired	(12,000)	$ 12.27	(12,000)	$ 12.27
Outstanding at end of period	619,900	$ 11.19	619,900	$ 11.19
Exercisable at end of period	226,633	$ 11.17	226,633	$ 11.17

At September 30, 2001 the Trust had 619,900 options outstanding with exercise prices ranging between $10.50 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.54 years and the weighted average exercise price is $11.19 per unit.

5. Net Loss Per Unit

The net loss per trust unit for the period from March 6, 2001 to September 30, 2001 was $2.71 per unit and was calculated based on 12,055,115 weighted average number of units outstanding during the period. For the quarter ended September 30, 2001 net loss per trust unit was $2.38 calculated based on the weighted average number of units outstanding during the quarter of 15,433,951.

There are no factors that would have a significant impact on the fully diluted loss per unit.

6. Management Fees

In addition to the base management fee, the Managers of the Trust are also entitled to a Total Return Fee at the end of the year, which is based on distributions and unit price performance. The Total Return Fee is calculated using the closing price of the trust units at December 31, 2001. These financial statements include a period end estimate of the Total Return Fee that is based on the unit closing price at September 28, 2001. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or divestitures.

7. Acquisition of Maxx Petroleum Ltd. ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favor of the Plan, which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001 Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 203,864
Working capital deficiency	(9,578)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(398)
	$ 126,355

Consideration	
Cash	$ 35,408
Trust units issued	87,009
Acquisition costs incurred	3,938
	$ 126,355

CORPORATE INFORMATION

Directors

Grant D. Billing [2]
Chairman
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
DeWinton, Alberta

Bruce R. Libin, Q.C. [1]
Calgary, Alberta

Victor J. Roskey [2]
Calgary, Alberta

Byron J. Seaman [1]
Calgary, Alberta

Mike H. Shaikh [1]
Calgary, Alberta

Jeffrey T. Smith [2]
Calgary, Alberta

John B. Zaozirny, Q.C. [2]
Calgary, Alberta

[1] Member of Audit, Environmental, Health and Safety Committee

[2] Member of Governance, Human Resources and Compensation Committee

Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Mark N. Walker
Chief Financial Officer

Senior Management

William Mitschke
Senior Manager, Exploitation

Douglas Meiklejohn
Senior Manager, Acquisitions and Divestitures

Cameron Vouri
Senior Manager, Production and Engineering

Gordon Zaharik
Senior Manager, Land and Contracts

Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
BNP Paribas
Canadian Western Bank

Engineering Consultants

Sproule Associates Limited

Trustee

Montreal Trust Company of Canada
(Computershare Investor Services Inc.)

Stock Exchanges

The Toronto Stock Exchange
Trading Symbol "PVE.UN"

American Stock Exchange
Trading Symbol "PVX"

FOR FURTHER INFORMATION

Thomas W. Buchanan
Chief Executive Officer
Phone 403 296-2232

Mark N. Walker
Chief Financial Officer
Phone 403 781-5305

Randall J. Findlay
President
Phone 403 781-5343

Internet:
http://www.providentenergy.com

e-mail:
info@providentenergy.com

PROVIDENT
ENERGY TRUST

900, 606 4th Street S.W., Calgary, Alberta, Canada T2P 1T1 Telephone: 403 296-2233 Fax 403 294-0111

Exhibit 13.4

PROVIDENT

ENERGY TRUST

Q2

Second Quarter Report for the period ended June 30, 2001

CALGARY, ALBERTA – Provident Energy Trust ("Provident")(TSE - "PVE.UN"; AMEX - "PVX") was successfully launched on March 6, 2001 after the shareholders approved the reorganization of Founders Energy Ltd. into Provident Energy Trust. This report covers the Trust's first full quarter of operations for the period ended June 30, 2001. For the quarter, Provident is pleased to report strong financial and operating results that incorporate the acquisition of Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001.

For reporting purposes, Provident will report oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

Second Quarter Highlights

- Acquisition of Maxx Petroleum Ltd. was successfully completed effective May 25, 2001.
- Cash flow exceeded the 2001 Forecast by 44 percent.
- Average daily production of 7,733 boed surpassed Forecast production by 3,120 boed.
- Daily heavy oil production exceeded Forecast daily heavy oil production by 1,620 bpd.
- The Medicine River 13-27-38-2W5M well in west central Alberta, drilled in fourth quarter 2000, continued to perform very well and is currently producing 3.0 mmcfd of natural gas and 100 bpd of natural gas liquids, net to Provident.
- The Commodity Price Risk program, initiated in January 2001, resulted in an increase in gross production revenue of $1.9 million.
- Twelve heavy oil wells were drilled in the Epping, Lashburn and Maidstone areas with a 100% success rate.

Financial and Operating Results

For the quarter ended June 30, 2001, Provident generated strong cash flow and recorded significant production increases due to the acquisition of Maxx Petroleum Ltd., the strong performance of wells drilled in the fourth quarter of 2000, strong commodity prices and the implementation of an effective commodity price risk management program. Cash flow from operations for the quarter was $1.05 per weighted average trust unit and $0.85 per trust unit was distributed to unitholders during the quarter.

Financial and operating highlights for the period are as follows:

(000's except per share data)	Three months ended June 30, 2001	March 6, 2001 to June 30, 2001
FINANCIAL		
Gross revenue	$ 21,267	$ 26,213
Cash flow	$ 10,597	$ 13,277
Per weighted average unit	$ 1.05	$ 1.41
Net income	$ 3,162	$ 4,093
Per weighted average unit	$ 0.31	$ 0.44
Cash distributed to Unitholders	$ 10,525	$ 12,298
Per unit	$ 0.85	$ 1.10
Capital expenditures	$ 3,715	$ 3,727
Acquisition of Maxx excluding bank debt and working capital deficiency	$ 126,355	$ 126,355
Acquisitions	$ –	$ 2,206
Property dispositions	$ 91	$ 103
Long-term debt	$ 77,100	$ 77,100
Unitholders' equity	$ 122,082	$ 122,082
Weighted average units outstanding (000's)	10,057	9,398
OPERATING		
Daily production		
Crude oil – Light/Medium (bpd)	1,260	1,185
– Heavy (15° API) (bpd)	3,509	3,176
Natural gas liquids (bpd)	479	424
Natural gas (mcfd)	14,914	14,079
Oil equivalent (boed @ 6:1)	7,733	7,132
Average selling price		
Crude oil – Light/Medium	$ 35.86	$ 35.25
– Heavy (15° API)	$ 22.73	$ 22.65
– Corporate blend	$ 26.18	$ 26.05
Natural gas liquids	$ 38.24	$ 38.97
Natural gas ($/mcf)	$ 6.07	$ 6.67
Oil equivalent ($/boe @ 6:1)	$ 30.23	$ 31.41
Netback ($/boe @ 6:1)	$ 18.10	$ 19.01

Acquisition of Maxx Petroleum Ltd.:

On May 25, 2001, the shareholders of Petroleum Ltd. overwhelmingly voted in favor of the Plan of Arrangement ("Plan") whereby Provident acquired Maxx. Each Maxx shareholder received either $7.00 cash or $1.97445 in cash and 0.4523 of a Provident unit for each Maxx share, resulting in $35.4 million in cash and 7.475 million trust units being issued. Provident also assumed $11.9 million of combined debt and working capital obligations and incurred net acquisition costs of $3.9 million for a total transaction cost of $138.2 million. As a result of the transaction Provident increased its daily production by approximately 8,300 boed (19 percent natural gas) and added 20.1 million boe of established reserves. This resulted in a total transaction value of $16,650 per barrel of equivalent daily production and $6.87 per barrel of established reserves.

The Maxx acquisition resulted in strong cash flow accretion for Provident unitholders and accordingly, after the successful closing of the acquisition, Provident increased its monthly cash distribution to $0.30 per unit from $0.25 per unit, starting with the June 15, 2001 distribution paid to all unitholders of record on May 31, 2001.

Provident Energy Trust monthly distributions

For the quarter, Provident paid three monthly distributions totaling $0.85 per unit, the first on May 15, 2001 in the amount of $0.25, to unitholders of record April 30, 2001, the second on June 15, 2001 to unitholders of record May 31, 2001, in the amount of $0.30, and finally on July 13, 2001 in the amount of $0.30 to unitholders of record June 30, 2001. This brings the total distributions paid since inception on March 6, 2001 to $1.10 per unit.

As with all of the oil and gas trusts, Provident's level of distributions are ultimately dependent on commodity prices and production. Although natural gas prices have weakened considerably in recent weeks, as a result of the active commodity price risk management program and weighting toward crude oil, the Trust has been able to minimize the impact that reduced commodity prices have had on cash flow. This has allowed Provident to manage the distributions more effectively. As a result, the July 2001 distribution, payable on August 15, 2001 for unitholders of record July 31, 2001, has been set at $0.30 per unit. Looking forward, the distribution for the following three months commencing with the August 2001 distribution, is forecast to be $0.27 per unit per month.

The distribution policy has and will continue to be based upon distributing all cash flow available, after retaining a prudent amount for capital spending and debt repayment.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended June 30, 2001, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. The 2001 Forecast, as mentioned in this document, refers to the 2001 Forecast, as found in the Founders Energy Ltd. Management Information Circular dated January 29, 2001. The following analysis compares the results for the second quarter 2001 to the Forecast for this period.

Capital expenditures:

Provident spent $3.7 million in the quarter, most of which was spent drilling twelve heavy oil wells in the Epping, Lashburn and Maidstone areas, which were deferred from the first quarter. The Forecast reflected this heavy oil drilling to be completed in March with no wells forecast to be drilled in the second quarter. For the period March 6, 2001 to June 30, 2001, the Trust spent $5.8 million, which was comprised of $3.7 million of drilling expenditures mentioned above, a $2.2 million southeast Saskatchewan property acquisition that closed in March and a disposition of non-core assets for $0.1 million. This compared to $3.7 million recorded in the Forecast, as it did not include amounts for property acquisitions or dispositions.

Production:

During the quarter, total production averaged 7,733 boed compared to 4,613 boed in the Forecast. Most of the increase resulted from the addition of the Maxx production from May 26, 2001 to June 30, 2001. Heavy oil production exceeded the Forecast production by 1,620 bpd as a result of the addition of Maxx's heavy oil properties partially offset by operational problems in the Freemont area and the postponement of the heavy oil drilling program from March, 2001 to May, 2001. The incremental production additions from the May drilling program will favorably impact production in the third quarter. Provident's natural gas and natural gas liquids production was 14.9 mmcfd and 479 bpd respectively, which were higher than the Forecast by 1,003 boed. The addition of the Maxx west central Alberta properties and the continued strong performance of the Medicine River 13-27 well contributed to the increase. Light/medium oil production exceeded Forecast production by 496 bpd. This resulted from the inclusion of Maxx's southeast Saskatchewan and west central Alberta properties and Provident's southeast Saskatchewan property acquisition, which closed in the first quarter.

For the period March 6, 2001 to June 30, 2001, total production of 7,132 boed exceeded the Forecast by 2,568 boed. Heavy oil production increased to 3,176 bpd from the Forecast of 1,831 bpd. The increase can be attributed to the addition of 36 days of production from the Maxx heavy oil properties. Natural gas and natural gas liquids production also increased to 2,771 boed. The addition of the Maxx west central Alberta properties and the production from the Medicine River 13-27 contributed to the gain of 813 boed over Forecast. The addition of the Maxx properties and the property acquisition in southeast Saskatchewan increased light/medium production by 410 bpd above Forecast of 775 bpd to 1,185 bpd.

Crude oil price:

Crude oil prices showed continued strength during the quarter with West Texas Intermediate (WTI) crude oil price averaging US$27.97 per barrel compared to US$25.00 per barrel in the Forecast. The Cdn$/US$ exchange rate averaged $1.54 in the period, which was significantly higher than the forecast rate of $1.50. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Provident's Lloydminster heavy oil production. Provident's average selling price for all blends of crude oil was Cdn$26.18 per barrel for the quarter compared to Cdn$25.13 per barrel for the Forecast. Average prices include the effects of the commodity price risk management program.

For the period March 6, 2001 to June 30, 2001, WTI averaged US$27.81 per barrel compared to US$25.00 per barrel i n the Forecast. This increase in WTI accompanied by the heavy oil differential being wider than Forecast resulted in the Trust averaging Cdn$26.05 for all its crude oil, as compared to Cdn$24.79 in the Forecast. This price includes the effect of the commodity price risk management program.

Natural gas price:

While still at historical highs, the price of natural gas in the quarter dropped significantly from first quarter. Natural gas at AECO averaged Cdn$5.52 per mcf in the second quarter, while the Trust averaged Cdn$6.07 per mcf for its natural gas, as compared to the Forecast price of Cdn$7.30 per mcf. The actual and Forecast average selling prices include the impact of hedging activities associated with Provident's commodity price risk management program.

For the period March 6, 2001 to June 30, 2001, natural gas at AECO averaged Cdn$5.86 per mcf. The Trust averaged Cdn$6.67 per mcf for all its gas as compared to the Forecast price of Cdn$7.63 per mcf.

Commodity price risk program:

Provident's commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow. We put in place a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and Cdn/US exchange rate hedges. This program positively impacted second quarter cash flow by $1.9 million by adding $0.39 per mcf to the average gas price and $3.01 per barrel to Provident's average oil price. Provident's aggregate exposure under the commodity price risk management program is summarized in the following table:

Commodity price risk summary:

Year	Product	Volume	Terms	Effective Period
2001	Light Oil	500 bpd	WTI US$26.73 per bbl	July 1 – December 31
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	July 1 – December 31
	Heavy Oil	3,250 bpd	Cdn$23.09 per bbl Wellhead	July 1 – December 31
	Heavy Oil	500 bpd	US$9.10 per bbl Wellhead Differential	July 1 – August 31
	Heavy Oil	500 bpd	US$6.25 per bbl Bow River Differential	July 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$7.93 per mcf	July 1 – December 31
	Natural Gas	2,000 mcfd	Cdn$4.24 per mcf	July 1 – August 31
	Natural Gas	2,000 mcfd	Cdn$3.67 per mcf	July 1 – September 30
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10	November 1 – December 31
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Light Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	2,250 bpd	Cdn$21.31 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10	January 1 – April 30
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.27	April 1 – October 31

As at June 30, 2001, the unrealized gain associated with Provident's crude oil hedging was $3.3 mm. For natural gas, the unrealized gain was $3.1 mm.

Revenues:

During the quarter, revenues from oil, natural gas and natural gas liquids were $21.3 million, which was 56 percent higher than the Forecast. Increased production due to the acquisition of Maxx, higher oil prices, and hedging settlements from the commodity price risk management program, partially offset by lower natural gas prices, led to the increase.

For the period March 6, 2001 to June 30, 2001, revenues were $26.2 million, which represented a 48 percent increase over the 2001 Forecast. This increase can be attributed to higher production as a result of the Maxx acquisition, higher oil prices and the effects of the commodity price risk management program, partially offset by weaker natural gas prices.

Funds from operations:

During the quarter, funds from operations were $10.6 million, which was 44 percent higher than the Forecast. Higher revenue partially offset by increased royalty expense, production expenses, general and administration costs, management fees, interest expense and current tax expense attributed to the increase.

For the period March 6, 2001 to June 30, 2001, funds from operations was $13.3 million, which was 37 percent higher than Forecast. The increase was due to higher revenue partially offset by increased royalty expense, production expenses, general and administration costs, management fees, interest expense and current tax expense.

Royalties:

Royalties in the quarter were $3.8 million, which was 51 percent higher than the Forecast. This was primarily due to higher than forecast production. On a per boe basis, royalties were slightly lower than forecast at $5.34 per boe. For the quarter, the ARTC rate was 25 percent and will remain the same in the third quarter.

For the period March 6, 2001 to June 30, 2001, royalties were $4.6 million, which was 43 percent higher than the 2001 Forecast. However, on a per boe basis, royalties were slightly less than forecast at $5.48 per boe.

Production expenses:

Production expenses averaged $6.79 per boe for the quarter, which exceeded the 2001 Forecast by $1.13 per boe. This resulted from higher well servicing costs for heavy oil and higher processing fees in west central Alberta and southeast Saskatchewan.

For the period March 6, 2001 to June 30, 2001, production expenses were $6.79 per boe, $1.18 per boe higher than forecast. This resulted from higher well servicing, utility and seasonal repair and maintenance costs in the heavy oil area and higher processing fees in west central Alberta and southeast Saskatchewan.

Operating netback:

Provident's operating netback in the quarter was $18.10 per boe, which was slightly lower than the Forecast netback of $19.60. For the period March 6, 2001 to June 30, 2001, the Trust's operating netback was $19.01 per boe as compared to the Forecast netback of $21.54. The lower netbacks were a result of lower natural gas prices and higher production expenses, partially offset by higher oil prices and lower royalty expense.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the second quarter was $10.49 per boe, which was higher than the Forecast of $8.25 per boe. For the period March 6, 2001 to June 30, 2001, DD&A expense was $10.27 per boe, which was higher than the Forecast rate of $8.24 per boe. The DD&A rate per boe has been significantly impacted by the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd.

Acquisition of Maxx Petroleum Ltd. ("Maxx")

On May 25, 2001 Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $203.9 million, an increase in long-term debt of $41.7 million, share capital up by $87.0 million, future taxes increasing by $57.1 million, other liabilities increasing by $8.5 million and working capital decreasing by $9.6 million. As at June 30, 2001 there were $1.6 million in accrued liabilities relating to the acquisition of Maxx. The increase to future taxes and the related increase to property, plant and equipment resulted from the use of the liability method of accounting for income taxes under Canadian GAAP. This method of accounting may not accurately reflect the tax efficiencies found in the Trust and therefore over time, the increased depletion expense will be offset by the amortization of the future tax liability created at the time of the acquisition.

In conjunction with the acquisition of Maxx Petroleum Ltd., two former directors of Maxx, Mr. Bruce Libin and Mr. Jeffrey Smith were welcomed to the Board of Directors of Provident.

Outlook

Provident has and will continue to actively pursue growth opportunities that are accretive to net asset value and distributable cash flow, as evidenced by the acquisition of Maxx Petroleum Ltd.

Our strategy is to be an active and value driven consolidator in the junior oil and gas sector. We have the experience necessary both in management and at the Board level to aggressively compete in the oil and gas trust sector.

We would like to both welcome and thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

[signed]

Thomas Buchanan
Chief Executive Officer

[signed]

Randy Findlay
President

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

PROVIDENT ENERGY TRUST

CONSOLIDATED BALANCE SHEET

(unaudited)

	As at June 30, 2001	As at March 31, 2001
	($000's)	($000's)
Assets		
Current assets		
Cash	$ 32	$ 64
Accounts receivable	16,551	10,351
Prepaids	1,403	1,133
	17,986	11,548
Cash reserved for future site restoration	99	-
Other assets	892	-
Property, plant and equipment	290,116	89,748
	$ 309,093	$ 101,296
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,025	$ 8,188
Cash distribution payable to unitholders	4,376	1,773
	27,401	9,961
Long-term debt	77,100	28,300
Provision for future site restoration	5,202	1,287
Deferred lease obligation	728	-
Future income taxes	75,181	18,082
Unitholders' Equity		
Capital contributions (Note 2)	130,827	43,649
Accumulated income	4,952	1,790
Accumulated cash distributions	(12,298)	(1,773)
	123,481	43,666
	$ 309,093	$ 101,296

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

(unaudited)

	As at June 30, 2001	As at March 31, 2001
	($000's)	($000's)
Unitholders' equity, beginning of period	$ 43,666	$ 44,508
Net income for the period	3,162	931
Net capital contributions	87,178	-
Cash distributions	(10,525)	(1,773)
Unitholders' equity, end of period	$ 123,481	$ 43,666

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME

(unaudited)	Three Months Ended June 30, 2001	For the Period March 6, 2001 to June 30, 2001
	($000's)	($000's)
Revenue		
Gross production revenue	$ 21,267	$ 26,213
Less: Royalties (net of ARTC)	3,761	4,572
	17,506	21,641
Expenses		
Production	4,780	5,777
General and administrative	884	1,081
Management fee (Note 5)	255	317
Interest	701	817
Depletion, depreciation and amortization	7,379	8,571
	13,999	16,563
Earnings before taxes	3,507	5,078
Capital taxes	345	428
Future income taxes	–	557
	345	985
Net earnings for the period	3,162	4,093
Accumulated income at beginning of period	1,790	859
Accumulated income at end of period	$ 4,952	$ 4,952
Net earnings per trust unit (Note 4)	$ 0.31	$ 0.44
Net earnings per fully diluted trust unit (Note 4)	$ 0.31	$ 0.43

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF CASH AVAILABLE FOR DISTRIBUTION

(unaudited)	Three Months Ended June 30, 2001	For the Period March 6, 2001 to June 30, 2001
	($000's)	($000's)
Funds flow from operating activities	$ 10,597	$ 13,277
Cash reserved for investing and financing activities	(72)	(979)
Cash distributions to unitholders	$ 10,525	$ 12,298
Cash distributions per unit	$ 0.85	$ 1.10

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

	Three Months Ended June 30, 2001	For the Period March 6 to June 30, 2001
	($000's)	($000's)
Cash provided by operating activities		
Net earnings for the year	$ 3,162	$ 4,093
Add non-cash items:		
Depletion, depreciation and amortization	7,379	8,571
Future income taxes	–	557
Amortization of deferred charges	56	56
Funds flow from operating activities	10,597	13,277
Net change in non-cash working capital	(1,119)	(2,249)
	9,478	11,028
Cash used in investing activities		
Expenditures on property, plant and equipment	(3,715)	(3,727)
Acquisition of Maxx Petroleum Ltd. (Note 6)	(38,799)	(38,799)
Acquisition of oil and gas properties	–	(2,206)
Proceeds on disposition of oil and gas properties	91	103
Change in cash reserved for future site reclamation	(99)	(99)
Site restoration costs	(32)	(27)
Net change in non-cash investing working capital	2,511	2,426
	(40,043)	(42,329)
Cash provided by financing activities		
Increase in long-term bank debt	46,500	49,000
Change in deferred charges	(5,442)	(5,442)
Cash distributions to unitholders	(10,525)	(12,298)
	30,533	31,260
Increase (decrease) in cash	(32)	(41)
Cash beginning of period	64	73
Cash end of period	$ 32	$ 32
Cash flow per unit	$ 1.05	$ 1.41
Supplemental disclosure of cash flow information		
Cash interest paid	$ 710	$ 800
Cash capital taxes paid	$ 333	$ 390

June 30, 2001

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Founders Energy Ltd. ("Founders") audited Financial Statements and the notes for the year ended December 31, 2000 which are disclosed in the initial Annual Information Form filed by the Trust.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Founders for the year ended December 31, 2000, except that these Interim Consolidated Financial Statements include the accounts of the Trust and its wholly owned subsidiary.

2. Capital Contributions

(a) *Authorized*

(i) Unlimited number of common voting units

b) Issued

	April 1, 2001 to June 30, 2001		March 6, 2001 toJune 30, 2001	
	Number of Units	Amount ($000's)	Number of Units	Amount ($000's)
Balance at beginning of period	7,092,221	$ 43,649	7,092,221	$ 43,649
Issued	7,494,600	$ 87,178	7,494,600	$ 87,178
Balance at end of period	14,586,821	$ 130,827	14,586,821	$ 130,827

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

3. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers except Messrs Buchanan and Findlay, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

	April 1, 2001 to June 30, 2001		March 6, 2001 to June 30, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	423,000	$ 10.98	-	-
Granted	113,900	$ 12.39	536,900	$ 11.28
Outstanding at end of period	536,900	$ 11.28	536,900	$ 11.28
Exercisable at end of period	198,967	$ 11.24	198,967	$ 11.24

At June 30, 2001 the Trust had 536,900 options outstanding with exercise prices ranging between $10.50 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.74 years and the weighted average exercise price is $11.28 per unit.

4. Net Earnings Per Unit

The net income per trust unit for the period from March 6, 2001 to June 30, 2001 was $0.44 per unit and was calculated based on 9,382,252 units outstanding during the period and for the quarter ended June 30, 2001 was $0.31, calculated based on the weighted average number of units outstanding during the quarter of 10,057,118.

On a fully diluted basis, net income per trust unit for the period March 6, 2001 to June 30, 2001 was $0.43 and was calculated based on 9,542,044 fully diluted units outstanding during the period and for the quarter ended June 30, 2001 was $0.31, calculated based on 10,200,910 fully diluted units outstanding during the quarter.

5. Management Fees

In addition to the base management fee, the Manager of the Trust is also entitled to receive a Total Return Fee at the end of the year, which is based on distributions and unit price performance. The Total Return Fee is calculated using the closing price of the trust units at December 31, 2001. Due to the uncertainty of determining the year-end unit price, this fee has not been accrued in these financial statements. It should also be noted that the Manager does not receive any form of compensation in respect of salaries and acquisition or divestiture activities.

6. Acquisition of Maxx Petroleum Ltd. ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favor of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001 Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 203,864
Working capital deficiency	(9,578)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(398)
	$ 126,355

Consideration	
Cash	$ 35,408
Trust Units issued	87,009
Acquisition costs incurred	3,938
	$ 126,355

341

CORPORATE INFORMATION

Directors

Grant D. Billing
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
Calgary, Alberta

Bruce R. Libin, Q.C. (1)
Calgary, Alberta

Victor J. Roskey (2)
Calgary, Alberta

Byron J. Seaman (1)
Calgary, Alberta

Mike H. Shaikh (1)
Calgary, Alberta

Jeffrey T. Smith (2)
Calgary, Alberta

John B. Zaozirny, Q.C. (2)
Calgary, Alberta

(1) Member of Audit, Environmental, Health and Safety Committee

(2) Member of Governance, Human Resources and Compensation Committee

Officers and Key Personnel

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Karen Hutson
Controller

Bill Mitschke
Senior Manager, Exploitation

Doug Meiklejohn
Senior Manager, Acquisitions and Divestitures

Cameron Vouri
Senior Manger, Production and Engineering

Mark Walker
Chief Financial Officer

Gord Zaharik
Senior Manager, Land and Contracts

Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada
BNP Paribas

Engineering Consultants

Sproule Associates Limited

Trustee

Montreal Trust Company of Canada
(Computershare Investor Services Inc.)

Stock Exchanges

The Toronto Stock Exchange
Trading Symbol "PVE.UN"

American Stock Exchange
Trading Symbol "PVX"

FOR FURTHER INFORMATION

Thomas W. Buchanan
Chief Executive Officer
Phone 403 296-2232

Randall J. Findlay
President
Phone 403 781-5343

Internet:
http://www.providentenergy.com

e-mail:
info@providentenergy.com

PROVIDENT

900, 606 4th Street S.W., Calgary, Alberta, Canada T2P 1T1 Telephone: 403 296-2233 Fax 403 294-0111

Exhibit 13.5

PROVIDENT ENERGY TRUST

QI

First Quarter Report for the period March 6 to March 31, 2001

CALGARY, ALBERTA – Provident Energy Trust was successfully launched on March 6, 2001 after the shareholders approved the reorganization of Founders Energy Ltd. into Provident Energy Trust. This report covers the period March 6 to March 31, 2001. Provident is pleased to report strong financial and operating results and the pending acquisition of Maxx Petroleum Ltd. during that period.

Reorganization of Founders Energy into Provident Energy Trust

The plan to reorganize Founders into Provident received overwhelming shareholder approval at the special meeting held on March 5, 2001. The transaction also received the approval of the Court of Queen's Bench of Alberta. The reorganization took effect March 6, 2001. Holders of common shares of Founders have received one unit of Provident in exchange for every three shares of Founders.

Provident Energy Trust Monthly Distributions

To date, Provident has announced two monthly distributions on April 12 (paid) and May 15, 2001, each in the amount of $0.25 per unit for unitholders of record on March 31 and April 30, 2001 respectively. Pending the successful completion of the acquisition of Maxx, the monthly distribution is expected to increase to $0.30 per unit, commencing on June 15, 2001 for unitholders of record on May 31, 2001. The June 2001 distribution will include shareholders of Maxx who exchange their shares for units of Provident and are holders of record on May 31, 2001. For 2001, approximately 40 percent of the trust distributions are forecast to be taxed as income in the hands of Unitholders and the remaining 60 percent will be a tax deferred return of capital.

Acquisition of Maxx Petroleum Ltd.

On March 26, 2001, Provident and Maxx announced an agreement whereby Provident would acquire all the outstanding shares of Maxx. The acquisition is a significant step in the execution of Provident's growth strategy which focuses on the acquisition of junior oil and gas companies. The successful execution of our growth strategy will provide a substantial increase in our reserves, production base and market capitalization which will position Provident for future growth opportunities and access to capital. Provident will acquire the Maxx shares, at the election of each Maxx shareholder, on the basis of:

1. $7.00 cash per Maxx share to a maximum of $36.2 million; or

2. 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

Subject to the stated maximums, this will result in each Maxx shareholder receiving on average $2.13 cash and 0.44 of a Provident Unit. The $7.00 acquisition price results in deal economics of $13,563 (6:1) per barrel of oil equivalent (boe) production and $5.87 (6:1) per established boe of reserves.

The Boards of Directors of both Provident and Maxx have unanimously approved the transaction, which now requires the approval of a minimum of 66⅔ percent of the votes cast by Maxx shareholders in person or by proxy at the special meeting to be held on May 25, 2001.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Provident's operating results for the period March 6, 2001 to March 31, 2001, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this document. The 2001 Forecast, as mentioned in this document, refers to the 2001 Forecast, as found in the Founders Energy Ltd. Management Information Circular dated January 29, 2001. The following analysis compares the results for the period March 6, 2001 to March 31, 2001 to the Forecast for this period.

For reporting purposes, Provident will report oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

Highlights

- Earnings and cash flow exceeded the 2001 Forecast by 32 percent and 14 percent respectively.
- Total daily production surpassed the 2001 Forecast by 640 boed.
- Daily heavy oil production was above the 2001 Forecast by 380 bpd in the period.
- The Medicine River 13-27-38-2W5M in west central Alberta, drilled in fourth quarter 2000, is currently producing 2.9 mmcfd of natural gas and 100 bpd of natural gas liquids, net to Provident.
- The Commodity Price Risk program, initiated in January 2001, resulted in a gain of $0.8 million during the period.
- Acquired approximately 80 bpd of light oil production from a working interest partner in its operated properties in southeast Saskatchewan.

Financial and Operating Results

For the period March 6, 2001 to March 31, 2001, Provident generated strong cash flow as a result of production increases due to the successful fourth quarter 2000 drilling program, strategic acquisition activities, strong commodity prices and the implementation of an effective commodity price risk management program. Cash flow from operations was $0.38 per trust unit and $0.25 per trust unit was distributed to unitholders on April 12, 2001.

Financial and operating highlights for the period are as follows:

(000's except per unit data)		March 6, 2001 to March 31, 2001
FINANCIAL		
Gross revenue	$	4,946
Cash flow	$	2,680
Per unit	$	0.38
Net income	$	931
Per unit	$	0.13
Cash distributed to Unitholders	$	1,773
Per unit	$	0.25
Capital expenditures	$	12
Acquisitions	$	2,206
Property dispositions	$	12
Long-term debt	$	28,300
Unitholders' equity	$	43,666
Debt to annualized cash flow		0.75
Weighted average units outstanding (000's)		7,092
OPERATING		
Daily production		
Crude oil – Light/Medium (bpd)		924
– Heavy (15° API)(bpd)		2,013
Natural gas liquids (bpd)		235
Natural gas (mcfd)		11,155
Oil equivalent (boed)		5,031
Average selling price		
Crude oil – Light/Medium ($/bbl)	$	32.35
– Heavy (15° API) ($/bbl)	$	22.14
Natural gas liquids ($/bbl)	$	44.12
Natural gas ($/mcf)	$	9.45
Oil equivalent ($/boe)	$	37.81
Netback ($/boe)	$	23.99

Capital expenditures:

Provident spent $2.2 million in the period, almost all of which was spent on one property acquisition that increased Provident's working interest ownership in our operated properties in southeast Saskatchewan. In the 2001 Forecast, plans were to drill 11 heavy oil wells in March 2001. With the current production levels exceeding forecast and our strategy of prudently using capital to maintain production levels, we have deferred the heavy oil drilling program until after spring breakup.

Production:

During the period, total production averaged 5,031 boed compared to 4,391 boed in the 2001 Forecast. Heavy oil production exceeded Forecast production by 380 bpd as a result of better than expected production from wells at Epping and Lashburn, drilled in the fourth quarter of 2000. Provident's natural gas and natural gas liquids production was 11.2 mmcfd and 235 bpd respectively, which were higher than the 2001 Forecast by 145 boed. This was predominantly due to the better than expected performance from the Medicine River 13-27 well, drilled in fourth quarter of 2000. During the period, light oil production exceeded Forecast production by 100 bpd. This was a result of Provident's first property acquisition, which increased Provident's working interests in several of our properties in southeast Saskatchewan.

Crude oil price:

Commodity prices showed continued strength during the period with West Texas Intermediate (WTI) crude oil price averaging US$27.32 per barrel compared to US$25.00 per barrel in the 2001 Forecast. The Cdn$/US$ exchange rate averaged $1.56 in the period, which was significantly higher than the forecast rate of $1.50. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Provident's Lloydminster heavy oil production. Provident's average selling price for crude oil was Cdn$25.36 per barrel for the period compared to Cdn$24.61 per barrel for the 2001 Forecast. Average prices include the effects of the commodity price risk management program that was effectively implemented early in 2001.

Natural gas price:

During the period, natural gas at AECO averaged Cdn$7.67 per mcf. The average selling price for natural gas was Cdn$9.45 per mcf for the period, as compared to the 2001 Forecast price of $8.80 per mcf. The actual and Forecast average selling prices include the impact of hedging activities associated with Provident's commodity price risk management program.

Commodity price risk program:

Provident's commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident's oil and natural gas prices and stabilize cash flow. We put in place a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US exchange rate hedges.This program positively impacted cash flow by $0.8 million by adding $1.68 per mcf to the average gas price and $3.96 per barrel to Provident's average oil price. Provident's commodity price risk program is summarized in the following table:

Commodity price risk summary

Year	Product	Volume	Terms	Effective Period
2001	Light Oil	500 bpd	US$26.73 per bbl WTI	April 1 - December 31
	Heavy Oil	500 bpd	Cdn$24.50 per bbl Wellhead	April 1 - December 31
	Heavy Oil	500 bpd	US$9.10 per bbl Wellhead Differential	April 1 - August 31
	Natural Gas	5,000 mcfd	Cdn$7.93 per mcf	April 1 - December 31
2002	Heavy Oil	500 bpd	Cdn$20.00 per bbl Wellhead	January 1 - December 31

Revenues:

During the period, revenues from oil, natural gas and natural gas liquids were $4.9 million, which was 21 percent higher than the 2001 Forecast. This increase can be attributed to increased production, higher oil and natural gas prices, and gains from the commodity price risk management program.

Funds from operations:

During the period, funds from operations were $2.7 million or $0.38 per trust unit, which was 14 percent higher than the 2001 Forecast. This increase can be attributed to higher revenue partially offset by increased royalty expense, production expenses and general and administration costs.

Royalties:

Royalties in the period were $0.8 million, which was 16 percent higher than the 2001 Forecast. This was primarily due to higher than Forecast production. On a per boe basis, royalties were flat to forecast at $6.20. For the period, the ARTC rate was 25 percent and is scheduled to remain the same in the second quarter.

Production expenses:

Production expenses averaged $7.62 per boe for the period, which exceeded the 2001 Forecast by $1.57 per boe. This resulted from higher seasonal repair and maintenance costs and utility costs for heavy oil, labour and mineral tax costs in west central Alberta and reduced processing revenue in southeast Saskatchewan.

Operating netback:

Provident's operating netback in the period was $23.99 per boe, which was slightly higher than the 2001 Forecast netback of $23.68. This was a result of higher production volumes and commodity prices partially offset by higher production expenses.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the period was $9.11 per boe, which was higher than the 2001 Forecast of $8.66 per boe. This rise was predominantly a result of the increase in the future estimated site restoration provision.

Outlook

Provident has and will continue to aggressively pursue growth opportunities that are accretive to net asset value and distributable cash flow, as evidenced by the pending acquisition of Maxx Petroleum.

Our strategy is to be an active and value driven consolidator in the junior oil and gas sector. We have the experience necessary both in management and at the Board level to competitively position Provident in the trust sector.

The outlook for commodity prices remains strong and the trust sector will continue to receive stronger valuation than E & P sectors, which will aid Provident with the execution of our growth strategy.

We would like to both welcome and thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan. We look forward to an exciting and prosperous year for Provident.

(signed)
Tom Buchanan
Chief Executive Officer

(signed)
Randy Findlay
President

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

PROVIDENT ENERGY TRUST

CONSOLIDATED BALANCE SHEET

As at March 31		2001
		($000's)
Assets		
Current assets		
Cash	$	64
Accounts receivable		10,351
Prepaids		1,133
		11,548
Property, plant and equipment		89,748
	$	101,296
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$	9,961
Long-term debt		28,300
Provision for future site restoration		1,287
Future income taxes		18,082
Unitholders' Equity		
Capital contributions		43,649
Accumulated income		1,790
Accumulated cash distributions		(1,773)
		43,666
	$	101,296

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

For the period March 6 to March 31		2001
		($000's)
Unitholders' equity, beginning of period	$	44,508
Net income		931
Cash distributions		(1,773)
Unitholders' equity, end of period	$	43,666

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME

For the period March 6 to March 31		2001
		($000's)
Revenue		
Gross production revenue	$	4,946
Less: Royalties (net of ARTC)		811
		4,135
Expenses		
Production		997
General and administrative		197
Management fee		62
Interest		116
Depletion, depreciation and amortization		1,192
		2,564
Earnings before taxes		1,571
Capital taxes		83
Future income taxes		557
		640
Net earnings for the period		931
Accumulated income, beginning of period		859
Accumulated income, end of period	$	1,790
Net earnings per trust unit – basic and fully diluted	$	0.13

PROVIDENT ENERGY TRUST

CONSOLIDATED STATEMENT OF CASH AVAILABLE FOR DISTRIBUTION

For the period March 6 to March 31		2001
		($000's)
Funds flow from operating activities	$	2,680
Cash reserved for investing and financing activities		(907)
Cash distributions to unitholders	$	1,773
Cash distributions per unit	$	0.25

CONSOLIDATED STATEMENT OF CASH FLOWS

For the period March 6 to March 31		2001
		($000's)
Cash provided by operating activities		
Net earnings for the period	$	931
Add non-cash items:		
Depletion, depreciation and amortization		1,192
Future income taxes		557
Funds flow from operating activities		2,680
Net change in non-cash working capital		(1,130)
		1,550
Cash used in investing activities		
Acquisition of oil and gas properties		(2,206)
Expenditures on property, plant and equipment		(12)
Proceeds on disposition of oil and gas properties		12
Site restoration costs		5
Net change in non-cash investing working capital		(85)
		(2,286)
Cash provided by financing activities		
Increase in long-term bank debt		2,500
Cash distributions to unitholders		(1,773)
		727
Decrease in cash		(9)
Cash, beginning of period		73
Cash, end of period	$	64
Cash flow per unit	$	0.38
Supplemental disclosure of cash flow information		
Cash interest paid	$	90
Cash capital taxes paid	$	57

March 31, 2001

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Founders Energy Ltd. ("Founders") Financial Statements and the notes for the year ended December 31, 2000 or for the nine months ended September 30, 2000. Founders' audited Financial Statements for the year ended December 31, 2000 are disclosed in the Maxx Petroleum Ltd. Management Information Circular dated April 24, 2001. Founders Financial Statements and notes for the nine months ended September 30, 2000 are disclosed in the Founders Management Information Circular dated January 29, 2001.

1. Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Founders for the year ended December 31, 2000 and for the nine month period ended September 30, 2000, except that these Interim Consolidated Financial Statements include the accounts of the Trust and its wholly owned subsidiary.

2. Capital Contributions

(a) Authorized

(i) Unlimited number of trust units

b) Issued

Period ended March 31	2001		
	Number of Units		Amount
			($000's)
Balance at beginning of period	7,092,221	$	43,649
Balance at end of period	7,092,221	$	43,649

(c) Units reserved

(i) Employee Incentive Unit Option Plan:

Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

3. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

Period ended March 31	Number of Options		Weighted Average Exercise Price
Outstanding at beginning of period	–	$	–
Granted	423,000	$	10.98
Outstanding at end of period	423,000	$	10.98
Exercisable at end of period	141,000	$	10.98

At March 31, 2001 the Trust had 423,000 options outstanding with exercise prices ranging between $10.50 and $11.09 per unit. The weighted average remaining contractual life of the options is 3.95 years and the weighted average exercise price is $10.98 per unit.

4. Net Earnings per Unit

Based on the consolidated units, net income per trust unit for the period March 6, 2001 to March 31, 2001 was $0.13 and was calculated based on the weighted average number of units outstanding during the period of 7,092,221.

On a fully diluted basis, net income per trust unit for the period March 6, 2001 to March 31, 2001 was $0.13 and was calculated based on the fully diluted number of units outstanding during the period of 7,094,458.

5. Subsequent Event

On March 26, 2001, Provident and Maxx Petroleum Ltd. ("Maxx") announced that they had executed an agreement whereby Provident had agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares, at the election of each Maxx shareholders, on the basis of:

1. $7.00 cash per Maxx share to a maximum of $36.2 million; or

2. 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

Subject to the stated maximums, or any combination thereof, the consideration payable by Provident for each Maxx share will result in each Maxx shareholder receiving on average $2.13 cash and 0.44 of a Provident Unit.

The Boards of Directors of both Provident and Maxx have unanimously approved the transaction, which requires the approval of a minimum of 66⅔ percent of the votes cast by Maxx shareholders in person or by proxy at the special meeting to be held on May 25, 2001. The Maxx board concluded that the transaction was in the best interest of shareholders and recommended that shareholders vote their shares in favour of the Plan.

CORPORATE INFORMATION

Directors

Grant D. Billing
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
Calgary, Alberta

Victor J. Roskey [1]
Calgary, Alberta

Byron J. Seaman [1]
Calgary, Alberta

Mike H. Shaihk [1]
Calgary, Alberta

John B. Zaozirny, Q.C. [1]
Calgary, Alberta

[1] Members of Audit Committee

Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Mark N. Walker
Controller and Chief Financial Officer

Auditors

PricewaterhouseCoopers LLP

Bankers

National Bank of Canada

Engineering Consultants

Sproule Associates Limited

Trustee

Montreal Trust Company of Canada
(Computershare Investor Services Inc.)

Stock Exchange

Toronto Stock Exchange
Trading Symbol "PVE.UN"

FOR FURTHER INFORMATION

Tom Buchanan
Chief Executive Officer
Phone 403 296-2232

Randy Findlay
President
Phone 403 781-5343

Internet:
http://www.providentenergytrust.com

e-mail:
info@providentenergytrust.com

PROVIDENT
ENERGY TRUST

1500 - 440 2nd Avenue S.W., Calgary, Alberta, Canada T2P 5E9 Telephone: 403 296-2233 Fax 403 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS JUNE 2002 CASH DISTRIBUTION

NEWS RELEASE NUMBER 16 **June 13, 2002**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for June 2002 has been set at Cdn $0.17 per trust unit. The June 2002 cash distribution will be paid on July 15, 2002 to unitholders of record on June 24, 2002. The ex-distribution date is June 20, 2002. For unitholders receiving their distribution in U.S. Funds the July 15, 2002 cash distribution will be approximately U.S. $0.11, based on an exchange rate of 1.538. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

RANDY FINDLAY,
President
Phone (403) 781-5343

MARK WALKER
Vice President, Finance
& Chief Financial Officer
Phone (403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com
900, 606 – 4th Street S.W.
Calgary, Alberta
Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONTINUES TO DELIVER STRONG GROWTH IN FIRST QUARTER OF 2002

NEWS RELEASE NUMBER 14 **May 21, 2002**

CALGARY, ALBERTA – Provident Energy Trust ("Provident") (TSX - "PVE.UN"; AMEX - "PVX") is pleased to report that in the first quarter of 2002, the Trust continued to build upon the success achieved in 2001 with continued growth in production, reserves, cash flow and market capitalization. In January 2002 the Trust successfully completed the acquisition of Richland Petroleum Corporation ("Richland") and in March 2002 the Trust announced a large property acquisition of light oil and natural gas production in Southern Alberta, which combined with the Richland assets, has established Southern Alberta as a new core area for the Trust.

First Quarter 2002 Highlights

- On January 16, 2002, Provident completed the $190 million acquisition of Richland Petroleum Corporation ("Richland") that was accretive on the key measures of distributable cash flow per unit and net asset value per unit. The acquisition added approximately 6,800 boed of light/medium crude oil, natural gas and natural gas liquids production and helped to further diversify Provident's production base.
- On March 26, 2002, Provident announced a $72 million acquisition of producing properties located in Southern Alberta that are in close proximity to the properties acquired from Richland and helped establish Southern Alberta as a new core area for the Trust. The acquired assets produce approximately 3,600 boed of natural gas, medium crude oil and natural gas liquids. To finance the acquisition, the Trust announced a bought deal financing consisting of 3.9 million trust units at a price of $10.10 per unit for net proceeds of $37.4 million and, in a first for the energy trust sector, 10.5% subordinated convertible debentures for net proceeds of $61.8 million.
    - Provident achieved a 100 percent success rate drilling and completing seven net heavy oil wells and participating in the drilling of one southern Alberta gas well.
    - During the first quarter, the Trust declared distributions of $0.46 per unit.

Financial and Operating Results

For the quarter ended March 31, 2002, Provident realized significant growth in production and cash flow primarily as a result of the acquisition of Richland Petroleum Ltd. effective January 16, 2002. Financial and operating highlights are as follows:

(All amounts in Canadian $000's of dollars except per unit data)		Three months ended March 31, 2002		March 6, 2001 to March 31, 2001*	% Change
FINANCIAL					
Gross revenue	$	31,641	$	4,946	540
Cash flow from operations	$	15,324	$	2,680	472
Per weighted average unit	$	0.51	$	0.38	34
Declared distributions to unitholders	$	14,813	$	1,773	735
Per unit	$	0.46	$	0.25	84
Net income	$	1,339	$	931	44
Per weighted average unit	$	0.04	$	0.13	(69)
Capital expenditures	$	3,943	$	12	-
Property acquisitions	$	54	$	2,206	(98)
Property dispositions	$	(1,712)	$	(12)	-
Bank Debt	$	125,400	$	28,300	343
Unitholders' equity	$	190,096	$	43,666	335
Weighted average units outstanding (000's)		30,334		7,092	328
OPERATING					
Daily production					
Crude oil - Light/Medium (bpd)		3,147		924	241
- Heavy (15° API) (bpd)		5,712		2,013	184
Natural gas liquids (bpd)		850		235	262
Natural gas (mcfd)		36,111		11,155	224
Oil equivalent (boed) (1)		15,727		5,031	213
UNIT STATISTICS ($Cdn)					
Average selling price					
Crude oil - Light/Medium ($/bbl)	$	28.88	$	32.35	(11)
- Heavy (15° API) ($/bbl)	$	19.84	$	22.14	(11)
- Corporate blend ($/bbl)	$	23.06	$	25.36	(9)
Natural gas liquids ($/bbl)	$	21.17	$	44.12	(52)
Natural gas ($/mcf)	$	3.58	$	9.45	(62)
Oil equivalent ($/boe) (1)	$	22.35	$	37.81	(41)
Netback ($/boe) (1)	$	11.55	$	23.99	(52)

(1) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis.

Acquisition of Richland Petroleum Corporation

On January 16, 2002, Provident announced the successful completion of the acquisition of Richland Petroleum Corporation with approval of the Plan of Arrangement ("the Plan") from approximately 99.5 percent of the Richland shares represented at Richland's special meeting of shareholders.

Under the Plan, all of the issued and outstanding shares of Richland were acquired with the Richland shareholders receiving, in exchange for each Richland share held, (i) 0.4 of a Provident Unit and (ii) one common share of a newly incorporated exploration and production company. The Trust issued 11.2 million units to acquire all of the outstanding shares of Richland. The total transaction was valued at approximately $190 million including the bank debt and working capital assumed by Provident.

Richland added approximately 6,800 boed of light/medium oil, natural gas and natural gas liquids production in the areas, West Central Alberta, Southeast Saskatchewan and Southern Alberta and 143,000 net acres of undeveloped land. Geographically the Richland assets compliment Provident's existing operations in West Central Alberta and Southeast Saskatchewan and have established a new core area in Southern Alberta.

On key measures, the acquisition was 10 percent accretive to cash flow per unit and 3 percent accretive to net asset value per unit. Richland added approximately 17.8 million boe's of established reserves. Net of the value of undeveloped land, Richland was acquired at a cost of $9.50 per boe of established reserves and $27,900 per producing barrel.

$72 million Acquisition of Southern Alberta Properties and Concurrent Financing

On May 1, 2002, the Trust completed a $72 million acquisition of producing assets located in Southern Alberta from a large independent U.S. based exploration and production company. The acquired assets consist of approximately 3,600 boed of medium oil, natural gas and natural gas liquids and include 78,000 net acres of undeveloped land. The transaction was effective January 1, 2002 and accordingly the purchase price was reduced by the net cash flow of the acquired properties from January 1, 2002 to the closing date on May 1, 2002 resulting in a net purchase price of approximately $67.5 million. The purchase and sale agreement contemplates further adjustments in certain circumstances, none of which would materially impact the transaction.

In conjunction with the transaction, Provident completed, on a bought deal basis, concurrent offerings of $64.4 million aggregate principal amount of convertible unsecured subordinate debentures (the "Convertible Debentures") and 3.9 million trust units at $10.10 for net proceeds of $ 37.4 million. The five-year Convertible Debentures have a face value of $1,000 per debenture, a coupon rate of 10.50% and mature on May 15, 2007. Prior to maturity the debentures are convertible into trust units of Provident at $10.70 per trust unit. The proceeds from the financing were used to finance the property acquisition and will be used to fund future acquisitions, Provident's second quarter heavy oil drilling program and for general corporate purposes. The financing was successfully closed on April 11, 2002 and resulted in Provident having 36.1 million trust units outstanding.

Based on key acquisition measures (assuming treatment of the Convertible Debentures on a fully diluted basis) the acquisition on a per unit basis was four percent accretive to cash flow and seven percent accretive to net asset value. The acquired assets added approximately 9.5 million boe's of established reserves and 78,000 net acres of undeveloped land resulting in an acquisition cost, net of land values, of $6.82 per boe of established reserves and $18,055 per boe of daily production.

As of May 1, 2002, the Trust's daily average production has increased to approximately 20,300 boed, comprised of 47 percent natural gas and natural gas liquids, 29 percent cold conventional heavy oil and 24 percent medium/light crude oil. The acquisitions of Richland and the Southern Alberta producing assets have substantially diversified Provident's commodity mix so that the Trust is not too heavily weighted to heavy oil. Our current commodity mix provides a natural hedge and complements our Commodity Price Risk Management Program to assist with minimizing the volatility commodity prices have on our cash flow and distributions.

Management's Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended March 31, 2002, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. **All amounts are reported in Canadian dollars, unless otherwise stated.**

Capital expenditures:

Provident spent $3.9 million in the quarter, of which $1.9 million was spent in our Lloydminster core area drilling and completing seven net heavy oil wells. In southeast Saskatchewan expenditures were approximately $0.5 million directed at re-completions and facilities and in west central and southern Alberta $0.5 million was spent to add additional compression. Seismic reprocessing, land retention and non-operated capital expenditures totaled $0.7 million in the quarter. In the quarter, the Trust disposed of $1.7 million of non-core assets representing minimal production of 30 boed.

For the period March 6, 2001 to March 31, 2001, the Trust spent $2.2 million in net capital expenditures, including acquisitions. The vast majority was spent on a property acquisition to increase Provident's working interest in several of its fields in southeast Saskatchewan.

Production:

During the quarter, total production averaged 15,727 boed compared to 5,031 boed in the period from March 6, 2001 to March 31, 2001. The increase is attributed to the corporate acquisitions completed by the Trust of Maxx Petroleum Ltd on May 25, 2001 and incorporating Richland's production from January 16, 2002 to March 31, 2002. Heavy oil production exceeded the prior year period by 184 percent or 3,699 bpd as a result of the addition of Maxx's heavy oil properties and better than anticipated sales from heavy oil wells drilled in 2001. Provident's natural gas and natural gas liquids production averaged 36.1 mmcfd and 850 bpd respectively, which was 4,780 boed or 229 percent higher than the year ago period. The addition of Maxx's west central Alberta properties and Richland's west central and southern Alberta properties contributed to the increase. Light/medium oil production exceeded production for the comparable period in 2001 by 241 percent or 2,223 bpd. This resulted from the addition of Maxx's southeast Saskatchewan and west central Alberta properties and from Richland's southern Alberta and southeast Saskatchewan properties. The production growth achieved through the corporate acquisitions and heavy oil drilling has been partially offset by natural declines.

Crude oil price:

In the first quarter, West Texas Intermediate (WTI) crude oil price averaged US$21.64 per barrel compared to US$27.32 per barrel in the period March 6, 2001 to March 31, 2001. The Cdn/US dollar exchange rate averaged 1.59 in the quarter, which was higher than the prior year period rate of $1.56. The weaker crude oil price partially offset by the weaker Canadian dollar and by narrower heavy oil differentials resulted in lower wellhead prices for Provident's heavy oil production. Provident's average selling price at the wellhead for all blends of crude oil was

Cdn$23.06 per barrel for the quarter compared to Cdn$25.36 per barrel for the prior year period. Average prices include a loss of $0.6 million or $0.81 per barrel from the impact of the Commodity Price Risk Management Program compared to a gain of $0.3 million or $3.96 per barrel in the March 6, 2001 to March 31, 2001 period.

Natural gas price:

The price of natural gas in the first quarter increased slightly from average fourth quarter 2001 prices, but remained well below the record first quarter 2001 prices. Natural gas at AECO averaged Cdn$3.50 per mcf in the first quarter, while the Trust received an average price of Cdn$3.58 per mcf for its natural gas, as compared to Cdn$9.45 per mcf in the March 6, 2001 to March 31, 2001 period. The actual average selling prices for natural gas include a gain of $0.2 million or Cdn$0.06 per mcf from the Commodity Price Risk Management Program as compared to $0.5 million or Cdn$1.68 per mcf in the prior year period.

Commodity Price Risk Management Program:

Provident's Commodity Price Risk Management Program was initiated at the inception of the Trust to help minimize the volatility in Provident's crude oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI are commonly used. The first quarter program ensured the Trust would receive an average price of Cdn$18.85 on 88% of its heavy oil sales, US$20.00 on 8% of light/medium oil sales and $4.81 per mcf on 75% of natural gas sales. The program reduced first quarter cash flow by $0.5 million. Provident's aggregate position under the Commodity Price Risk Management Program is summarized in the following table:

Commodity Price Risk Management Program summary:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	April 1 – December 31
	Light Oil	1,000 bpd	WTI US$24.30	April 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	April 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	April 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	April 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	April 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	April 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	April 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	April 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31
2003	Light Oil	1,000 bpd	WTI US$23.18	January 1 – December 31
	Heavy Oil	3,000 bpd	Cdn $18.98 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

For hedges in place at March 31, 2002 and using March 31, 2002 forward commodity prices, the unrealized loss associated with Provident's crude oil hedging was $11.4 million. For natural gas, the unrealized loss was $1.0 million.

Cash flow from operations:

During the quarter, cash flow from operations was $15.3 million ($0.51 per unit), which was 472 percent higher than the $2.7 million ($0.38 per unit) for the period from March 6, 2001 to March 31, 2001. The growth in cash flow reflects the increase in our operating income, the increase in the number of days in the period partially offset by increased general and administration costs, management fees, interest expense and current tax expense associated with our growth.

Revenues:

During the quarter, gross production revenues from oil, natural gas and natural gas liquids on a cash basis was $34.1 million which was reduced by $2.5 million of non-cash amortization related to the deferred hedging gains booked at the time of the Richland acquisition. The net amount of $31.6 million was 549 percent higher than the $4.9 million recorded for the period March 6, 2001 to March 31, 2001. The increased revenue was a result of an increase in the number of days and increased production due to the acquisitions of Maxx and Richland, partially offset by significantly lower commodity prices in the first quarter of 2002 compared to prices received in the March 6 to March 31, 2001 period.

Royalties:

Royalties in the quarter were $6.8 million, $4.79 per boe or 21 percent of gross production revenue prior to hedging. This compares to the March 6 to March 31, 2001 period with royalties of $0.8 million, $7.28 per boe or 19.6 percent of gross production revenue prior to hedging. The increase in the royalties as a percentage of gross production revenue has been impacted by the change in the Trust's production mix partially offset by the significantly lower commodity prices in the current quarter compared to the March 6 to March 31, 2001 period. For the quarter, the ARTC rate was 25 percent and will remain the same in the second quarter.

Production expenses:

Production expenses averaged $6.01 per boe for the quarter, which was $1.61 or 21 percent lower the March 6, 2001 to March 31, 2001 expense of $7.62 per boe. As a result of the Richland acquisition, a higher percentage of Provident's production comes from natural gas, which has lower per boe production expenses compared to the Trust's oil assets. As well, with the lower heavy oil price prevalent for much of the first quarter, the Trust opted not to spend significant amounts on discretionary well servicing costs, which contrasted with the March 6 to March 31, 2001 period when the Trust extensively spent discretionary servicing dollars in its heavy oil area.

Operating netback:

Provident's operating netback in the first quarter of 2002 was $11.55 per boe, which was significantly lower than the netback of $23.99 in the March 6, 2001 to March 31, 2001 period. The lower netbacks are primarily attributed to lower crude oil and natural gas prices, partially offset by lower royalties and production expenses.

Bank debt:

Due to a change in Canadian accounting principles, effective January 1, 2002, all demand credit facilities that are revolving, in nature, must be disclosed as "Current portion of long-term debt". For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current. The change is simply due to a change in accounting policy and in no way reflects any change in the underlying fundamentals or the financial strength of the Trust's business.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the first quarter was $10.38 per boe, which was 15 percent higher than the March 6, 2001 to March 31, 2001 rate of $9.11 per boe. The increased DD&A rate per boe can be almost entirely attributed to the increased depletion base resulting from the purchase accounting method used to record the acquisition of Richland, and more specifically, the use of the liability method of accounting for future taxes, which requires an increase in the purchase price of an acquisition by the tax affected difference between the purchase price and the tax pools acquired. If this increase had not been taken, the DD&A rate would have been lower than the prior year period at $8.95 per boe.

Acquisition of Richland Petroleum Corporation ("Richland")

On January 16, 2002 Provident amalgamated with Richland and recorded the assets and liabilities of Richland using the purchase method of accounting. A breakdown of the assets and liabilities acquired is detailed in Note 2 to the consolidated financial statements. As at March 31, 2002 there was $0.7 million of liabilities accrued relating to the acquisition.

Outlook

Provident's strategy is to continue to complete corporate or property acquisitions that are accretive to distributable cash flow and net asset value, on a per unit basis. Currently, our primary focus in completing accretive deals is to acquire companies in the junior oil and gas sector where currently valuations for most companies are below those in the energy trust sector. We also believe that accretive growth opportunities are going to arise throughout 2002 in the property acquisition market as producers continue to shed non-core assets to focus operations and strengthen their balance sheets.

Provident's strategy to manage our production decline risk on our current asset base of 20,300 boed is through low-risk optimization and development, farming out of higher risk prospects and the sale of non-core assets. Provident has the ability to "dial up" production in its heavy oil area where we maintain an inventory of up to 200 low risk development locations. This allows us to incorporate a flexible capital budget where we can compare our opportunities for maintaining our base through drilling or acquisition and direct our capital to its most efficient use.

Provident will continue to employ a systematic and disciplined Commodity Price Risk Management Program to minimize the volatility that commodity prices have on our cash flow and distributions.

On May 2, 2002 the Trust announced a Distribution Reinvestment Plan "DRIP" which also contains a Premium Distribution component. In short, unitholders participating in the DRIP can purchase units at 95 percent of the average market price as defined in the plan with no additional commissions or fees. Unitholders also have the option of participating in the Premium Distribution and receive a cash payment equal to 102 percent of their normal monthly distribution. For additional details on these plans, please see our May 2, 2002 press release or visit our website at http://www.providentenergy.com.

We cordially invite unitholders to attend our Annual General Meeting to be held in Calgary on Monday June 3 at 3:00 P.M. MDT at the Metropolitan Centre and once again would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
(403) 296-2232

RANDY FINDLAY
President
(403) 781-5343

MARK WALKER
Vice President, Finance
& Chief Financial Officer
(403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars ('000's)

	As at March 31, 2002 (unaudited)	As at December 31, 2001 (audited)
Assets		
Current assets		
Cash	$ 22	$ 35
Accounts receivable	23,779	11,838
Current portion of deferred hedging settlements	7,218	171
Assets held for sale	-	1,500
Prepaids (Note 8)	7,774	117
	38,793	13,661
Deferred hedging settlements	582	-
Cash reserve for future site reclamation	1,036	424
Property, plant and equipment	395,128	171,808
	$ 435,538	$ 185,893
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 30,619	$ 10,559
Cash distribution payable to unitholders	4,832	4,204
Current portion of deferred lease obligation	361	495
Bank debt (Note 7)	125,400	35,600
Due to a related party (Note 6)	149	85
	161,361	50,943
Provision for future site restoration	8,821	6,807
Deferred lease obligation	139	180
Future income taxes	73,356	23,252
Unitholders' Equity		
Capital contributions (Note 3)	286,445	187,331
Management fee (Note 6)	1,765	256
Accumulated loss	(44,657)	(45,996)
Accumulated cash distributions	(51,692)	(36,880)
	191,861	104,711
	$ 435,538	$ 185,893

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY
(unaudited)

Canadian Dollars ('000's)

	Three months ended March 31, 2002	For the period March 6, 2001 to March 31, 2001
Unitholders' equity, beginning of period	$ 104,455	$ 44,508
Net income for the period	1,339	931
Net capital contributions	99,115	-
Management fee (Note 6)	1,765	-
Cash distributions	(14,813)	(1,773)
Unitholders' equity, end of period	$ 191,861	$ 43,666

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
(unaudited)

Canadian Dollars ('000's) except per unit amounts

		Three months ended March 31, 2002		For the period March 6, 2001 to March 31, 2001
Revenue				
Gross production revenue	$	31,641	$	4,946
Less: Royalties (net of ARTC)		6,780		811
		24,861		4,135
Expenses				
Production		8,503		997
General and administrative		1,405		197
Cash management fees (Note 6)		377		62
Non-cash management fees (Note 6)		1,765		-
Interest		1,013		116
Depletion, depreciation and amortization		14,687		1,192
		27,750		2,564
Income (loss) before taxes		(2,889)		1,571
Capital taxes		568		83
Future income tax expense (recovery)		(4,796)		557
		(4,228)		640
Net income for the period		1,339		931
Accumulated income (loss) at beginning of period		(45,996)		859
Accumulated income (loss) at end of period	$	(44,657)	$	1,790
Net income per unit – basic and diluted (Note 5)	$	0.04	$	0.13

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF DISTRIBUTIONS
(unaudited)

Canadian Dollars ('000's) except per unit amounts

		Three months ended March 31, 2002		For the period March 6, 2001 to March 31, 2001
Cash flow from operating activities	$	15,324	$	2,680
Cash reserved for financing and investing activities		(511)		(907)
Declared distributions to unitholders	$	14,813	$	1,773
Declared distributions per unit	$	0.46	$	0.25

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

Canadian Dollars ('000's) except per unit amounts		Three months ended March 31, 2002		For the period March 6, 2001 to March 31, 2001
Cash provided by operating activities				
Net earnings for the period	$	1,339	$	931
Add non-cash items:				
Depletion, depreciation and amortization		14,687		1,192
Future income tax expense (recovery)		(4,796)		557
Amortization of deferred charges		2,329		-
Non-cash management fees (Note 6)		1,765		-
Cash flow from operations		15,324		2,680
Net change in non-cash working capital		(13,040)		(2,903)
		2,284		(223)
Cash used in investing activities				
Expenditures on property, plant and equipment		(3,943)		(12)
Acquisition of Richland Petroleum Corporation (Note 2)		(3,390)		-
Acquisition of oil and gas properties		(54)		(2,206)
Proceeds on disposition of oil and gas properties		1,712		12
Cash reserve for future site reclamation		(273)		5
Net change in non-cash investing working capital		3,461		(85)
		(2,487)		(2,286)
Cash provided by financing activities				
Increase in long-term bank debt		14,375		2,500
Declared distributions to unitholders		(14,813)		(1,773)
Net change in non-cash financing working capital		628		1,773
		190		2,500
Decrease in cash		(13)		(9)
Cash at beginning of period		35		73
Cash at end of period	$	22	$	64
Cash flow from operations per weighted average unit – basic and diluted	$	0.51	$	0.38
Supplemental disclosure of cash flow information				
Cash interest paid	$	1,193	$	90
Cash capital taxes paid	$	568	$	57

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

March 31, 2002

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Provident's audited Financial Statements and the notes for the year ended December 31, 2001, which are disclosed in the annual report filed by the Trust.

1. *Significant accounting policies*

   The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Provident for the year ended December 31, 2001 except as described in Note 7.

2. *Acquisition of Richland Petroleum Corporation ("Richland")*

   On November 26, 2001 Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement ("Plan"). On January 15, 2002 the shareholders of Richland voted in favor of the Plan, to amalgamate Richland with Provident Energy Ltd. Provident issued 11,157,225 units with an ascribed value of $98.9 million.

   The transaction, effective January 16, 2002, has been accounted for using the purchase method of accounting for acquisitions, with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At January 16, 2002, Provident allocated the purchase price to the assets and liabilities of Richland as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	234,064
Fair market value of hedges acquired		10,133
Cash reserved for future site restoration		372
Bank debt		(75,425)
Working capital deficiency		(10,111)
Site restoration		(1,559)
Future income taxes		(54,900)
	$	102,574
Consideration		
Trust units issued	$	98,853
Acquisition costs incurred		3,721
	$	102,574

3. *Capital Contributions*

   (*a*) **Authorized**

   (i) Unlimited number of common voting units

b) Issued

	January 1, 2002 to March 31, 2002			March 6, 2001 to March 31, 2001		
	Number of Units		Amount ($000's)	Number of Units		Amount ($000's)
Balance at beginning of period	21,022,321	$	187,331	7,092,221	$	43,649
Issued	11,189,023	$	99,114	-	$	-
Balance at end of period	32,211,344	$	286,445	7,092,221	$	43,649

(c) Units reserved

(i) Employee incentive unit option plan:

Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

4. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

	January 1, 2002 to March 31, 2002		March 6, 2001 to March 31, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	611,100	$11.16	-	-
Granted	54,500	$8.71	423,000	$10.98
Cancelled/Expired	(3,000)	$10.10	-	-
Outstanding at end of period	662,600	$10.26	423,000	$10.98
Exercisable at end of period	358,529	$10.90	141,000	$10.98

At March 31, 2002, the Trust had 662,600 options outstanding with exercise prices ranging between $8.40 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.11 years and the weighted average exercise price is $10.26 per unit.

At March 31, 2001, the Trust had 423,000 options outstanding with prices ranging from $10.50 to $11.09. The weighted average price was $10.98 per unit. The weighted average remaining contractual life of the options was 3.95 years.

The Trust accounts for its unit-based compensation plans using the intrinsic-value method whereby no costs have been recognized in the financial statements for unit options granted to employees and directors. Effective January 1, 2002 a change in Canadian Generally Accepted Accounting Principles requires the impact on compensat ion costs using the fair value method be disclosed. If the fair value method had been used the impact on the Trust's pro forma net earnings would have been negligible.

5. Net earnings per unit

The net earnings per trust unit for the three months ended March 31, 2002 was $0.04 per unit and was calculated based on 30,334,141weighted average number of units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

For the period March 6, 2001 to March 31, 2001, net earnings per unit was $0.13 and was calculated based on 7,092,221 weighted average units outstanding during the period. There were no items that had a dilutive impact on net earnings per unit.

6. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the three months ended March 31, 2002, the Manager earned cash management fees of $377,246 calculated as two percent of cash operating income. The Manager is also entitled at December 31 of each year to receive a total return fee, which is based on market capitalization, distributions and unit price performance during the year. An amount of $1,765,000 was accrued during the quarter for this fee, which was estimated based on the quarter end unit price, first quarter distributions and number of units outstanding. The fee is expected to be paid in units, however, both the fee as well as the number of units to be issued cannot be determined until year-end. In addition, the Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $65,840 in the quarter. As at March 31, 2002, Provident owed $149,081 to the Manager, which is to be settled in cash. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

7. Bank debt

Effective January 1, 2002, a change in Canadian Generally Accepted Accounting Principles requires that all demand credit facilities that are revolving, in nature, must be disclosed as part of current liabilities. For comparative purposes, the long-term debt outstanding at December 31, 2001 of $35.6 million has been reclassified to current.

8. Subsequent event

On May 1, 2002, the Trust announced the closing of the acquisition of $72.0 million of assets located in southern Alberta, which was originally announced on March 26, 2002 at which time a $7.2 million deposit was paid to the vendor. To finance the transaction, Provident completed, on a bought deal basis, concurrent offerings of $64.4 million aggregate principal amount of convertible unsecured subordinate debentures (the "Convertible Debentures") and 3.9 million of trust units for gross proceeds of $103.8 million. The trust units were offered at a price of $10.10 per trust unit. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon rate of 10.50%, mature on May 15, 2007 and be convertible into trust units of Provident at $10.70 per trust unit. The debentures will be treated as equity and the 10.50% coupon payment will be treated as an additional cash distribution. After the financing, Provident will have 36,111,344 units outstanding.

9. Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation in the current period.

PROVIDENT

ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

For the year ended December 31, 2001

May 20, 2002

TABLE OF CONTENTS

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquired Properties" means the oil and gas properties located in southeast Alberta acquired by the Trust effective May 1, 2002 from a U.S. based exploration and production company pursuant to an agreement of purchase and sale dated March 25, 2002;

"Acquisition Notes" means the unsecured, subordinated, demand notes issued by Provident under the Maxx Arrangement and issued pursuant to the Maxx Note Indenture;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"AMEX" means the American Stock Exchange;

"ARTC" means credits or rebates in respect of Crown royalties, which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act*, which are commonly known as "Alberta Royalty Tax Credits";

"Board of Directors" or **"Board"** means the board of directors of Provident;

"Business Day" or **"business day"** means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Citicorp" means Citicorp Capital Investors Ltd., a corporation formed under the federal laws of Canada;

"Court" means the Court of Queen's Bench of Alberta;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"DD&A" means depletion, depreciation and amortization;

"Debenture" means the $15,000,000 7.5% subordinated secured convertible redeemable debenture due June 2004 issued by Founders to Citicorp which was converted and redeemed as part of the Founders Arrangement;

"Distributable Cash" means all amounts distributed or to be distributed during any applicable period to Trust Unitholders;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Founders" means Founders Energy Ltd., a predecessor of Provident;

"Founders Amalgamation" means the amalgamation of Founders and Provident pursuant to the Founders Arrangement;

"Founders Arrangement" means the arrangement effective March 6, 2001 under Section 186 of the ABCA involving, among other things, the exchange of Founders Shares for the Initial Notes, the exchange of the Initial Notes for Trust Units and the Founders Amalgamation;

"Founders Arrangement Agreement" means the agreement dated January 25, 2001, as amended, between Founders, Provident and the Trust pursuant to which such parties have implemented the Founders Arrangement;

"Founders Note Indenture" means the note indenture providing for the issuance of the Initial Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Founders Shares" means the common shares in the capital of Founders;

"Initial Notes" means the unsecured, $14.70 subordinated notes issued by Provident under the Founders Arrangement and issued pursuant to the Founders Note Indenture;

"Initial Royalty" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme);

"Internal Rate of Return" means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made;

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"McDaniel Report" means the independent engineering evaluations of Provident's oil, NGL and natural gas interests prepared by McDaniel dated February 15, 2002 and February 28, 2002 both effective January 1, 2002;

"Management Agreement" means the management agreement dated as of March 6, 2001 among Provident, ManagementCo and the Trustee on behalf of the Trust;

"ManagementCo" or the **"Manager"** means Provident Management Corporation, a corporation incorporated under the ABCA;

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"Maxx" means Maxx Petroleum Ltd.;

"Maxx Amalgamation" means the amalgamation of Maxx and Provident pursuant to the Maxx Arrangement;

"Maxx Arrangement" means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Maxx Shares for Acquisition Notes, the exchange of such Acquisition Notes for cash and/or Trust Units and the Maxx Amalgamation;

"Maxx Arrangement Agreement" means the agreement dated March 26, 2001 between Maxx, Provident and the Trust pursuant to which such parties have implemented the Maxx Arrangement;

"Maxx Note Indenture" means the note indenture providing for the issuance of the Acquisition Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Maxx Shares" means the common shares in the capital of Maxx;

"natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"natural gas liquids" or **"NGLs"** means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"Non-Resident" means a non-resident of Canada within the meaning of the Tax Act;

"Note Trustee" means Computershare Trust Company of Canada, or its successor as trustee under the Founders Note Indenture, the Maxx Note Indenture or the Richland Note Indenture, as the case may be;

"Opal" means Opal Energy Inc.;

"Operating Cash Flow" means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by Provident, (on a consolidated basis), in respect of its interest in the sale of all Petroleum Substances collected from its oil and gas properties and any oil and gas revenue received in such period including any commodity hedging gains and ARTC but not including proceeds of the sale of its oil and gas properties; less (ii) expenditures paid or payable by or on behalf of Provident, (on a consolidated basis), in respect of operating its oil and gas properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from Provident's oil and gas properties including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not including the Initial Royalty or the Subsequent Royalty;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

"*pro rata* share" or **"Pro Rata Share"** of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Provident" or the **"Corporation"** means Provident Energy Ltd., the corporation resulting from the Founders Amalgamation and which is wholly-owned by the Trust;

"Provident Shares" means the common shares in the capital of Provident;

"Provident Royalties" means the Initial Royalty and the Subsequent Royalty, collectively;

"Provident Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Return Period" means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"Richland" means Richland Petroleum Corporation;

"Richland Amalgamation" means the amalgamation of Richland and Provident pursuant to the Richland Arrangement;

"Richland Arrangement" means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Richland Shares for Richland Notes, the exchange of such Richland Notes for Trust Units and the Richland Amalgamation;

"Richland Arrangement Agreement" means the agreement dated December 14, 2001 between Richland, Provident and the Trust pursuant to which such parties have implemented the Richland Arrangement;

"Richland Note Indenture" means the note indenture providing for the issuance of the Richland Notes and made between Provident and Computershare Trust Company of Canada, as trustee;

"Richland Notes" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Richland effective January 16, 2002 and issued pursuant to the Richland Note Indenture;

"Richland Shares" means the common shares in the capital of Richland;

"Seaton Jordan" means Seaton Jordan & Associates Ltd., independent land appraisers of Calgary, Alberta;

"Seaton Jordan Report" means the independent valuation of Provident's undeveloped land as prepared by Seaton Jordan dated April 5, 2002 and effective December 31, 2001;

"Special Voting Units" means a special voting unit of Provident Energy Trust, which shall be entitled to such number of votes at meetings of Trust Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to Sections 4.1(c) and (d) of the Trust Indenture, namely royalties in respect of Provident's oil and gas properties and securities of Provident or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"Subsequent Royalty" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interest and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

(a) body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary;

and in the case of the Trust, includes Provident;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tax Regulations" means the regulations enacted under the Tax Act;

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"Total Return Percentage" means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

"Trust Indenture" means the trust indenture dated as of January 25, 2001 as amended from time to time, between Computershare Trust Company of Canada and Founders;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of Provident Energy Trust under the Trust Indenture: (a) $100; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the Initial Royalty; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the Founders Shares and Initial Notes; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"Trust Unit", **"Provident Unit"** or **"Unit"** means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unitholders", **"Provident Unitholders"** or **"Unitholders"** means the holders from time to time of the Trust Units;

"Trust Unitholder Rights Plan" or **"Unitholder Rights Plan"** means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada;

"Trustee" means Computershare Trust Company of Canada, the initial trustee of the Trust, and its successor Computershare Trust Company of Canada, or such other trustee, from time to time, of Provident Energy Trust;

"TSEX" or "TSX" means the Toronto Stock Exchange;

"Unanimous Shareholders Agreement" means the unanimous shareholders agreement entered into as of March 6, 2001 between Provident and the Trustee, as trustee for and on behalf of Provident Energy Trust;

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSX or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident;

"Unitholder Rights Plan Agreement" means the agreement dated March 6, 2001 between the Trust and Computershare Trust Company of Canada pursuant to which the Trust adopted the Trust Unitholder Rights Plan;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas	
bbls	barrels	mcf	thousand cubic feet
mbbls	thousand barrels	mmcf	million cubic feet
bpd	barrels of oil per day	bcf	billion cubic feet
mmbbls	million barrels	mcfd	thousand cubic feet per day
NGLs	natural gas liquids	mmcfd	million cubic feet per day
STB	stock tank barrel of oil	m^3	cubic metres
mstb	thousand stock tank barrels of oil	mmbtu	million British Thermal Units
boed	barrels of oil equivalent per day	gj	gigajoule
		gjpd	gigajoule per day

Other

boe	means barrel of oil equivalent, using the conversion factor of 6 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
mboe	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	means Organization of the Petroleum Exporting Countries.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	0.0282
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

For the purposes of this Annual Information Form all conversions of natural gas to barrels of oil equivalent are on the basis of 6 mcf to 1 boe.

FORWARD LOOKING INFORMATION

This Annual Information Form may contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. A discussion of such risk factors is included under "Risk Factors". Neither the Trust nor Provident undertakes any obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of Provident Energy Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was formed as of the 25th day of January, 2001 pursuant to the Trust Indenture. In accordance with the Founders Arrangement involving the Trust, Founders and Provident, all of the issued and outstanding Founders Shares were exchanged for the Initial Notes of Provident on the basis of one Initial Note for every three Founders Shares. Each Initial Note was immediately exchanged with the Trust for one Trust Unit, resulting in the acquisition by the Trust of all of the Initial Notes and the acquisition of Trust Units by the former shareholders of Founders.

Provident

Provident Energy Ltd. is a corporation wholly-owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to the Founders Arrangement. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Provident has four wholly-owned subsidiaries: 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest Inc. and Coast Pacific RLP-97 Exploration Inc. Where the information in this Annual Information Form is as of a date prior to March 6, 2001, the terms "Provident" or "Provident Energy Ltd." shall refer to Founders Energy Ltd.

Provident Holdings Trust

Provident Holdings Trust is an open-end unincorporated commercial trust. Provident Holdings Trust was formed pursuant to a trust agreement dated April 25, 2002. This trust is wholly-owned by Provident Energy Trust. The asset of Provident Holdings Trust is a 99% interest in the limited partnership, Provident Acquisitions L.P. The head and principal office of Provident Holdings Trust is located at 900, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1. The registered office of Provident Holdings Trust is 3700, 400 – 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

Provident Acquisitions L.P.

Provident Acquisitions L.P. is a limited partnership registered in the Province of Alberta. Provident Acquisitions L.P. was formed pursuant to a trust agreement dated April 25, 2002. Provident Energy Ltd. is the general partner with a 1% interest in the partnership and Provident Holdings Trust is the limited partner with a 99% interest in the partnership. The head and principal office of Provident Acquisitions L.P. is located at 900, 606 – 4th Street S.W. Calgary, Alberta T2P 1T1. The registered office of Provident Acquisitions L.P. is 3700, 400 – 3rd Avenue S.W. Calgary, Alberta T2P 4H2.

The Manager

Provident Management Corporation was incorporated on January 17, 2001 under the ABCA. The head and principal offices of the Manager are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident, Provident Energy Trust, and affiliates.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.


Unitholders
Cash Distributions
Provident Energy Trust
Management Services
Provident Holdings Trust
Provident Management Corporation
Cash flow in the form of Royalties, Debt Principal & Interest
Cash flow in the form of Royalties and Debt Principal
Limited Partner (99%)
Provident Energy Ltd. holds oil and gas assets to generate cash flow
Management Services
General Partner (1%)
Provident Acquisitions L.P. holds oil and gas assets to generate cash flow
Portion of Cash Flow withheld to fund:
- Capital Expenditures
- Reclamation Fund
- Debt Repayment
Wholly-Owned Subsidaries:
611335 Alberta Ltd.
873798 Alberta Ltd.
Terraquest Inc.
Coast Pacific RLP-97 Exploration Inc.

INFORMATION CONCERNING PROVIDENT ENERGY TRUST AND PROVIDENT ENERGY LTD.

Provident Energy Trust

Provident Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty and interest payments (if applicable) and principal repayments on the Initial Notes, Acquisition Notes, Richland Notes and other notes issued by the Trust, from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to the unitholders. Under the terms of the Trust Indenture the Trust is also entitled to:

- invest in securities of Provident from time to time;
- acquire the Initial Royalty and other royalties;
- temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of Provident Energy Trust and paying amounts payable by Provident Energy Trust in connection with the redemption of any Trust Units and making distributions to Trust Unitholders;
- acquire or invest in Subsequent Investments; and
- pay the costs, fees and expenses associated with or incidental to the foregoing.

Provident Units

An unlimited number of Provident Units may be created and issued pursuant to the Trust Indenture. Each Provident Unit represents an equal fractional undivided beneficial interest in any distribution from Provident Energy Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Provident Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, Provident Energy Trust in the event of the termination or winding-up of Provident Energy Trust. All Provident Units of Provident Energy Trust shall rank among themselves equally and rateably without discrimination, preference or priority. Each Provident Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Provident Energy Trust to redeem any or all of the Provident Units held by such holder (see "Redemption Right") and to one vote at all meetings of holders of Provident Units for each Provident Unit held. Holders of Provident Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Provident Energy Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from Provident, shall be entitled to such number of votes at meetings of holders of Provident Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Provident Units, the Special Voting Units shall not confer upon the holders thereof any other rights.

Meetings of holders of Provident Units

The Trust Indenture provides that meetings of holders of Provident Units must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of the

Initial Royalty as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of holders of Provident Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust.

Holders of Provident Units may attend and vote at all meetings of holders of Provident Units either in person or by proxy and a proxy holder need not be a holder of Provident Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Provident Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Provident Units equivalent in number to the votes attaching to such Special Voting Units.

Termination of the Trust

The holders of Provident Units may vote to terminate Provident Energy Trust at any meeting of the holders of Provident Units duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Provident Units; (b) a quorum of 50% of the issued and outstanding Provident Units is present in person or by proxy; and (c) the termination must be approved by Provident Special Resolution.

Unless Provident Energy Trust is terminated or extended by vote of the holders of Provident Units earlier, the Trustee shall commence to wind-up the affairs of Provident Energy Trust on December 31, 2099. In the event that Provident Energy Trust is wound-up, the Trustee will sell and convert into money the Initial Royalty and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the holders of Provident Units in respect of termination authorized pursuant to the Provident Special Resolution authorizing the termination of Provident Energy Trust. In no event shall Provident Energy Trust be wound up until the Initial Royalty shall have been disposed of, and under no circumstances shall any holder of Provident Units come into possession of any interest in the Initial Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Initial Royalty and other assets together with any cash remaining in the Trust among the holders of Provident Units in accordance with their Pro Rata Share.

Cash Distributions

The Trustee intends to make cash distributions on or about the 15th day of each month to holders of Provident Units of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of Provident Energy Trust, net of the Trust's administrative expenses. In addition, holders of Provident Units may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes or Acquisition Notes, as the case may be. It is anticipated however, that Provident Energy Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

Provident Energy Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, management fees, direct expenses of Provident Energy Trust, reclamation fund contributions, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by the Provident Management Corporation on behalf of Provident Energy Trust.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between Provident Energy Trust and Computershare Trust Company of Canada on March 6, 2001, Provident Energy Trust has put in place a unitholder rights plan.

Purpose

The Unitholder Rights Plan is intended to address deficiencies, which Provident Energy Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Provident Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Provident Units have an equal opportunity to participate in any takeover bid.

Summary of the Unitholder Rights Plan

The following is a summary of the principal terms of the Unitholder Rights Plan, which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a "Right") shall be issued and attached to each of the outstanding Provident Units and will attach to each Provident Unit that is subsequently issued. Initially, certificates representing Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Provident Units and will be exercisable, subject to action by Provident, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Provident Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Provident Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Provident Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates, which will be transferable and traded separately from the Provident Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made to all holders of Provident Units, other than the Acquiring Person;

(ii) the take-over bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Provident Units will be taken up or paid for pursuant to any take-over bid prior to the close of business on the date which is not less than 45 days following the date of the take-over bid and only if at such date more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(iii) the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Provident Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Provident Units may be taken up and paid for and that any Provident Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Provident Units may be taken up and paid for, more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Provident Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Provident may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Provident Units, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Provident Units prior to the expiry of the takeover bid in respect of which the waiver is granted. Provident may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Provident Units within 10 days or such other period as may be specified by Provident.

At any time prior to the occurrence of a Flip-in Event, Provident may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Trust Unit Option Plan

Provident Energy Trust has implemented a trust unit option plan (the "Trust Option Plan"). Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to Provident Energy Trust and its subsidiaries. The Trust Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan shall not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Annual Information Form there are 662,100 options granted and outstanding under the Trust Option Plan.

The Initial Royalty

As owner of the Initial Royalty, the Trust is entitled, commencing January 1, 2002, to cash distributions in respect of royalty production income, being 13.5% of Provident's gross revenue from its working interest in oil and gas properties owned as at March 6, 2001 less 13.5% of operating costs and facility usage costs. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Initial Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Initial Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Initial Royalty (to the extent allocable to Canadian Resource Property, as defined in the Tax Act) are allocable as to 86.5% to Provident and as to 13.5% to the Trust.

The Initial Royalty does not constitute an interest in land, and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Subsequent Royalty

As owner of the Subsequent Royalty, the Trust is entitled, commencing May 1, 2001, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Provident on account of or in respect of its credit facilities and any indebtedness of Provident owing to the Trust; (ii) Provident's share of operating costs and capital expenditures including amounts payable in respect of the Initial Royalty and Crown royalties; (iii) income taxes, capital taxes and other direct taxes of Provident; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses of Provident; (vi) acquisition costs of future oil and gas properties and related tangibles; and (vii) amounts required to be paid to the Trustee pursuant to the Trust Indenture. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from Provident, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay Provident, as partial consideration for the Subsequent Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed to fund such costs and expenditures as may be designated by Provident.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Subsequent Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Subsequent Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Subsequent Royalty (to the extent allocable to petroleum and natural gas rights) less any amount payable in respect of the Initial Royalty shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to Provident.

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund"). Provident is obligated to pay $0.20 per barrel of oil equivalent (converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

The Subsequent Royalty does not constitute an interest in land. Except upon the insolvency of Provident, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

Limitation on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Provident Energy Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. Trust Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Trust Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Trust Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units and shall make any distribution in respect of such Trust Units by deposition such amount in separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of Provident Energy Trust certificates representing such Trust Units.

Redemption Right

Provident Units are redeemable at any time on demand by the holders thereof upon delivery to Provident Energy Trust of the certificate or certificates representing such Provident Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by Provident Energy Trust, the holder thereof shall only be entitled to receive a price per Provident Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Provident Units on the principal market on which the Provident Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Provident Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Provident Units are quoted for trading on the date that the Provident Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Provident Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Provident Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Provident Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Provident Units for each day that there was trading, if the market provides only the highest and lowest prices of Provident Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Provident Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Provident Units if there was trading and the exchange or other market provides only the highest and lowest prices of Provident Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Provident Energy Trust in respect of any Provident Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of holders of Provident Units to receive cash upon the redemption of their Provident Units is subject to the limitation that the total amount payable by Provident Energy Trust in respect of such Provident Units and all other Provident Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that Provident may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Provident Energy Trust in respect of Provident Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) Provident Energy Trust distributing Initial Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption; or (ii) if Provident does not hold Initial Notes having a sufficient principal amount outstanding to effect such payment, by Provident Energy Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Initial Notes.

If at the time Provident Units are tendered for redemption by a holder of Provident Units, the outstanding Provident Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Provident considers, in its sole discretion, provides representative fair market value price for the Provident Units or trading of the outstanding Provident Units is suspended or halted on any stock exchange on which the Provident Units are listed for trading or, if not so listed, on any market on which the Provident Units are quoted for trading, on the date such Provident Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Provident Units were tendered for redemption then such holder of Provident Units shall, instead of the Market Redemption Price, be entitled to receive a price per Provident Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Provident as at the date upon which such Provident Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Provident Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Initial Notes or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Provident Units to dispose of their Provident Units. Initial Notes or Redemption Notes which may be distributed in specie to holders of Provident Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Initial Notes or Redemption Notes. Initial Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Provident Trustee

Computershare Trust Company of Canada is the initial trustee of Provident Energy Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Provident Units and issuing Provident Units pursuant thereto; (b) maintaining the books and records of Provident Energy Trust and providing timely reports to holders of Provident Units; and (c) paying cash distributions to holders of Provident Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of Provident Energy Trust and the holders of Provident Units and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of holders of Provident Units. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the holders of Provident Units. The Trustee may resign upon 60 days' notice to Provident Energy Trust. The Trustee may also be removed by Provident Special Resolution. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to Provident Energy Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by ManagementCo or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of ManagementCo, Provident, or any other person to whom the Trustee has, with the consent of Provident, delegated any of its duties, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by ManagementCo or Provident to perform its duties under or delegated to it under the Trust Indenture or certain material contracts), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or certain material contracts, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of Provident Energy Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Provident Energy Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Provident Special Resolution.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

- ensuring Provident Energy Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that Provident Energy Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Management Agreement or the Provident Royalties and any other agreement of Provident Energy Trust or any offering document pursuant to which securities of Provident Energy Trust are issued with respect to Provident Energy Trust, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of Provident Energy Trust and Provident Management Corporation has been retained to administer Provident Energy Trust on behalf of the Trustee. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to: (a) the redemption of Provident Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSX of the Provident Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Provident Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Provident Units or rights to Provident Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Provident Trust Indenture. Holders of Provident Units are entitled to elect a majority of the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of Provident, Provident and Provident Energy Trust will be managed by Provident Management Corporation.

Decision Making

Although Provident Management Corporation provides certain advisory and management services to Provident pursuant to the Management Agreement, the board of directors of Provident supervises the management of the business and affairs of Provident Energy Trust, including the business and affairs of Provident Energy Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of Provident Energy Trust; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to: (i) the issuance of additional Provident Units; and (ii) the determination of the amount of Distributable Cash. Any amendment to the Management Agreement or the Provident Royalties will require the approval of the board of directors of Provident on behalf of Provident Energy Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of Provident are held by the Trust. Each Provident Share entitles its holder to receive notice of and to attend all meetings of the shareholders of Provident and to one vote at such meetings. The holders of Provident Shares are, at the discretion of the board of directors of Provident and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of Provident Shares are entitled to share equally in any distribution of the assets of Provident upon the liquidation, dissolution, bankruptcy or winding-up of Provident or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Provident Shares.

Notes

From time to time, Provident has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. Cash flow from Provident's producing properties distributed from Provident to the Trust includes interest payments (if applicable) and principal repayments on the various notes held by the Trust. The following summary of the material attributes and characteristics of the various notes outstanding does not purport to be complete and is qualified in its entirety by reference to the provisions of the note indentures under which such notes have been issued, which contain a complete statement of such attributes and characteristics.

Initial Notes

The Initial Notes are unsecured and bear interest from the date of issue at 12% per annum. The Initial Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. All principal will be due on maturity, December 31, 2021. Provident may prepay all or any part of the outstanding principal of the Initial Notes without notice or bonus.

Provident is required on a monthly basis, subject to the terms of any secured financing, to make principal payments on the Initial Notes in an amount equal to one-twelfth of Provident's available cash flow for the prior calendar year, which in general terms, consists of Provident's gross production revenue less all royalties, taxes, general and administrative expenses, operating expenses, capital expenditures, principal and interest payments on all secured debt and on the Initial Notes, and fees payable to Provident Management Corporation. Because of the variable factors in determining available cash flow, Provident may not be required to pay any principal on the Initial Notes in any calendar year.

The Initial Notes were issued in connection with the Founders Arrangement pursuant to the Founders Note Indenture.

Acquisition Notes

The Acquisition Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Acquisition Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Acquisition Notes without notice or bonus.

The Acquisition Notes were issued in connection with the Maxx Arrangement pursuant to the Maxx Note Indenture.

Richland Notes

The Richland Notes are unsecured, bear no interest and are payable in whole or in part upon demand. The Richland Notes represent unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt. Provident may prepay all or any part of the outstanding principal of the Richland Notes without notice or bonus.

The Richland Notes were issued in connection with the Richland Arrangement pursuant to the Richland Note Indenture.

Dividend Record And Policy

No dividends have been paid on the Provident Shares. Any decision to pay dividends on the Provident Shares in the future will be made by the board of directors of Provident on the basis of Provident's earnings, financial requirements and other conditions existing at the time.

Provident Holdings Trust and Provident Acquisitions L.P.

Provident Acquisitions L.P. holds certain southeast Alberta properties acquired May 1, 2002. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form. Provident Holdings Trust is managed by the Manager and Provident is the general partner of Provident Acquisitions L.P. Provident Acquisitions L.P. has granted a royalty to the Trust entitling the Trust to a 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident Acquisitions L.P. after certain cost expenditures and deductions.

INFORMATION CONCERNING PROVIDENT MANAGEMENT CORPORATION

The Manager

The principal business of the Manager is to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust and its affiliates, including those necessary: (a) to ensure compliance by Provident Energy Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Provident Units all information to which holders of Provident Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Provident Units; (e) to determine the amounts payable from time to time to holders of Provident Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Provident Units, if any. The board of directors of Provident is required to approve all matters referred to in items (d), (e) and (f) above and, in addition, will be required to approve any amendment to the Management Agreement or the Provident Royalties on behalf of the Trust. Provident Management Corporation provides the executive officers to Provident, being Thomas W. Buchanan as Chief Executive Officer and Randall J. Findlay as President.

Provident Management Corporation is owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

Management Agreement

The Management Agreement has an initial term expiring on December 31, 2004. Subject to the Management Agreement, and any directions or restrictions imposed from time to time by the board of directors of Provident, Provident Management Corporation provides all management services and arranges for administrative and support services pertaining to Provident's oil and natural gas properties, Provident, the Trust and all related services incidental thereto.

Provident Management Corporation will be paid fees for providing such services. Provident Management Corporation and Provident Energy Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. Provident Management Corporation will be indemnified by Provident in respect of damages suffered relating to the services provided by Provident Management Corporation under the Management Agreement provided that Provident Management Corporation is in compliance with the standard of care described below and it and any of its directors, officers or employees will be indemnified by Provident provided that such persons shall not be found to be liable for or guilty of fraud, wilful default or negligence (other than in the case of services which constitute the conduct of operations on behalf of Provident as described in the 1990 Canadian Association of Petroleum Landman Operating Procedure where the standard shall be gross negligence rather than negligence).

In exercising its powers and discharging its duties under the Management Agreement, Provident Management Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent operator and manager having responsibility for the management, advisory and administrative services would exercise in comparable circumstances.

Acquisition and Disposition Strategy

Provident Management Corporation employs a strategy which focuses on maximizing the level of sustainable production of oil and natural gas from Provident's existing properties and to supplementing production by reserve acquisitions. Capital expenditures are and will be focused on development activity as opposed to exploration. Certain exploration properties will be sold, farmed out or developed using third party resources. Reserve replacement and additions will be achieved through development activity and acquisitions.

In addition, as part of the services to be provided by Provident Management Corporation to Provident and Provident Energy Trust, Provident Management Corporation may recommend that Provident enter into agreements to dispose of its oil and natural gas properties and make farmouts and other dispositions of such properties. Approval by the board of directors of Provident of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of an amount equal to 5% of the total market capitalization of Provident Energy Trust at such time.

Compensation

In its role under the Management Agreement as manager and administrator of Provident and Provident Energy Trust, Provident Management Corporation will receive the following fees:

(a) a fee in an amount equal to 2% of Operating Cash Flow, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a Business Day, on the next Business Day; and

(b) a fee equal to 6% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day on the next Business Day.

Provident Management Corporation will not be entitled to a fee in respect of acquisitions and dispositions. In addition, Provident Management Corporation has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Provident Units at the Unit Market Price calculated as at the end of the relevant period.

In addition, Provident Management Corporation is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by Provident Energy Trust and Provident, other than costs related solely to Provident Management Corporation. The salaries of Thomas W. Buchanan and Randall J. Findlay are not reimbursable but the costs of certain of the benefits and perquisites will be reimbursable, subject to certain limits. The Management Agreement also provides that in most instances of termination, Provident Management Corporation is entitled to receive the management fees described herein and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods an amount equal to such management fees as would have been payable in respect of two complete Return Periods).

Conflicts of Interest

Certain of the directors, officers and employees of Provident Management Corporation, and certain of the consultants retained by Provident Management Corporation from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require Provident Management Corporation to:

(a) make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest;

(b) use all reasonable efforts to resolve such conflict of interest in a manner which will treat Provident Energy Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of Provident Energy Trust or Provident, as the case may be and such interested party;

(c) make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident Management Corporation to each such group of persons; and

(d) act honestly and in good faith in making any such resolutions.

Provident Management Corporation shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of Provident Management Corporation shall be entitled to hold board positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

Unanimous Shareholders Agreement

Pursuant to the Unanimous Shareholders Agreement among Provident, the Manager and the Trustee as trustee for and on behalf of Provident Energy Trust, the holders of Trust Units are entitled to notice of and to attend all meetings of shareholders of Provident and except as set forth below, to direct the manner in which Provident Energy Trust will vote its shares in Provident at all such meetings. Prior to Provident Energy Trust voting its shares in Provident, each holder of Trust Units shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and Provident Energy Trust shall be required to vote its shares in Provident in accordance with the result of the vote of holders of Trust Units. Holders of Trust Units shall be entitled to direct Provident Energy Trust as to how to vote in respect of all matters placed before the shareholder of Provident including, the election of the directors of Provident, approving its financial statements and appointing auditors of Provident, who shall be the same as the auditors of Provident Energy Trust. In addition, holders of Trust Units will be entitled to direct Provident Energy Trust as to how to vote its shares in Provident on any proposed amendment to the Unanimous Shareholders Agreement, where such amendment is required to be approved by special resolution. Provident Energy Trust will not be entitled, without the direction of holders of Trust Units, to exercise its rights as the sole shareholder of Provident except as set forth above.

It is a term of the Unanimous Shareholders Agreement that the board of directors of Provident shall consist of a minimum of 5 and a maximum of 15 directors. The Unanimous Shareholders Agreement provides that holders of Trust Units are entitled to elect a majority of the board of directors of Provident. Under the terms of the Unanimous Shareholders Agreement, Provident Management Corporation shall have the right to nominate 2 directors to the board of directors of Provident.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT

The business and history of Provident, and its predecessor Founders, are detailed in the following discussion. This information provides relevant background to the growth of Founders and the decision to convert Founders into a cash distributing energy trust.

In 1997, Founders achieved significant production growth through an aggressive horizontal drilling program that focussed on exploiting certain southeast Saskatchewan oil properties that were acquired in March 1996. The use of three-dimensional seismic and horizontal drilling techniques resulted in nine successful horizontal oil wells in the Founders operated areas of Hartaven and Weir Hill. Exploration drilling during 1997 resulted in two successful deep exploratory Ordovician oil wells in the Hartaven area of southeast Saskatchewan. During 1997, Founders also increased its undeveloped land position by 48,325 net acres to total 60,816 net acres. Production volumes for 1997 averaged 1,762 barrels of oil equivalent per day.

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the December 22, 1998 acquisition of Opal. Production volumes averaged 2,489 barrels of oil equivalent per day and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders' largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 8.2 million barrels of oil equivalent of which 46 percent were natural gas and on a proven plus half probable basis, Founders acquired 10.2 million barrels of oil equivalent of which 48 percent were natural gas reserves. Opal was a value-driven acquisition that significantly enhanced Founders' competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders' growth objectives for the year. Early in 1999, management recognized the need to deal with Founders' debt levels to improve Founders' financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders' potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 bpd of crude oil and natural gas liquids and 12.3 mmcfd of natural gas for a total oil equivalent production of 4,922 boed.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90 percent. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100 percent success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67 percent. During 2000, daily production volumes averaged 2,440 bpd of crude oil and natural gas liquids and 10.6 mmcfd of natural gas for a total oil equivalent production of 4,208 boed compared to an average daily production rate of 4,922 boed in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 boed of annualized non-core production throughout 1999. Founders' exit production for the year was slightly in excess of 4,300 boed.

During 2000, management believed that Founders, along with the vast majority of other junior E & P companies, was significantly undervalued by the market. As a result, Founders' board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was clearly the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders' shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001, the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders. As part of the transaction, Citicorp, the holder of the $15.0 million 7.5 percent subordinated secured convertible debenture due June 30, 2004, agreed to the early conversion and redemption of the Debenture as part of the Founders Arrangement. The conversion of the Debenture significantly improved Provident's financial flexibility allowing the Trust to actively pursue quality acquisition opportunities. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

On May 25, 2001, the Trust and Provident completed the acquisition of the Maxx Shares pursuant to the Maxx Arrangement. The acquisition of Maxx increased the total number of Trust Units outstanding to

14,586,821 Trust Units. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

On August 29, 2001, the Trust completed a treasury and secondary offering of 2,435,500 trust units for gross proceeds of $26.425 million. On December 13, 2001, in conjunction with the acquisition of Richland, the Trust completed a treasury offering of 4,000,000 Trust Units for gross proceeds of $35.0 million.

On January 15, 2002, the Trust and Provident completed the Richland Arrangement. The acquisition of Richland increased the total number of Trust Units outstanding as at that date, to 32,179,546 Trust Units. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

On May 1, 2002, the Trust and Provident completed the acquisition of certain oil and gas properties located in southeast Alberta for a purchase price $72.0 million (subject to adjustment), payable in cash. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form. In conjunction with the acquisition of the oil and gas properties, the Trust completed a concurrent treasury offering of 3,900,000 Trust units and $64.41 million principal amount of 10.5% convertible unsecured subordinated debentures for gross proceeds of $103.8 million.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the Board of Directors to evaluate Founders' asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production ("E&P") companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the E&P sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders' asset base and detailed production and cash flow modeling, the Board of Directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Founders Arrangement resulted in Founders Shareholders receiving Trust Units of Provident Energy Trust in exchange for their Founders Shares. The Founders Arrangement involved the following steps which were deemed to occur sequentially:

a) Founders' existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

b) each issued and outstanding Founders Share was exchanged for Initial Notes, on the basis of one Initial Note for every three Founders Shares. In lieu of fractional Initial Notes, each holder of Founders Shares who would otherwise have received such fractional Initial Notes was paid an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) the product of (i) three and (ii) the average closing sale price per share of the Founders Shares on the TSX as reported in *The Financial Post* over the ten consecutive trading days ending on the third trading day prior to the effective date, resulting in the acquisition by Provident of all of the issued and outstanding Founders and the acquisition by holders of Founders Shares of Initial Notes;

c) each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by Provident Energy Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

d) Founders and Provident were amalgamated to form "Provident Energy Ltd."; and

e) the Trust Unitholder Rights Plan became effective.

In connection with the Founders Arrangement, all stock options immediately vested and became exercisable prior to the Founders Arrangement becoming effective. Any stock options not exercised at such time were cancelled. Founders has made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the Founders Arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Provident. Any distributions on the Trust Units made to such employee, officer or director during that period will be applied to the loan amount due. Principal and accrued interest on the loans will be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders Shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Trust Unitholder Rights Plan containing substantially the same provisions as the shareholder rights plan.

The Board of Directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view, to the holders of Founders Shares.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into the Maxx Arrangement Agreement, which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001. On May 25, 2001, each of the events below were deemed to occur in the following sequence without further act or formality:

a) each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share;

b) the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units and/or cash on the basis of:

    i) $7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash;

    ii) $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Units.

This resulted in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx;

c) Maxx and Provident were amalgamated and continued as one corporation, under the name "Provident Energy Ltd."

In addition, Provident issued 19,600 Units to directors of Maxx holding share appreciation rights of Maxx pursuant to a letter agreement entered into between Provident and each such director.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

Provident and Maxx each had three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. The acquisition of Maxx resulted in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies resulted in reduced general and administration expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident's daily average production increased form 4,800 barrels of oil equivalent per day to 12,500 boed, including 6,300 barrels of conventional heavy crude oil, 1,700 barrels per day of light crude oil, 800 barrels of natural gas liquids and 20.6 mmcfd of natural gas. Provident's proven reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe. Combined reserves of Provident and Maxx included more than one hundred undrilled, low-risk development locations for heavy oil. This inventory of drilling locations may potentially provide production replacement for two to three years beyond that recognized in the McDaniel Report.

Richland Arrangement

On November 26, 2001, Provident, Richland, 961982 Alberta Ltd. ("Terraquest") and the Trust entered into the Richland Arrangement Agreement, which provided for implementation of the Richland Arrangement pursuant to Section 186 of the ABCA. The Richland Arrangement became effective on January 16, 2002. Under the terms of the Richland Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Terraquest for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the "Terraquest Assets") to Terraquest for common shares of Terraquest ("Terraquest Shares"), Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Terraquest Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for a note, which was immediately redeemed for 0.4 of a Trust Unit.

The Terraquest Assets sold by Richland to Terraquest as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 boed, 426 mboe of proved reserves, 507 mboe of established reserves (defined as proved reserves plus 50% probable reserves) and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Richland Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Terraquest properties.

The Richland Arrangement received the Final Order approving the Plan from the Court of Queens Bench on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002 and Provident and Richland were then amalgamated, continuing as "Provident Energy

Ltd.". A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland's debt, net of working capital, of approximately $83 million.

Upon completion of the Richland Arrangement, the Trust became the holder of all of the issued and outstanding Richland Notes.

Following the Richland Arrangement, Provident's daily average production increased to approximately 17,000 barrels of oil equivalent per day comprising of 40 percent natural gas, 33 percent cold conventional heavy oil and 27 percent light crude oil and natural gas liquids. The assets of Richland have diversified Provident's production mix, which, prior to the Richland Arrangement, was weighted 55 percent to heavy oil. The Richland assets compliment Provident's existing operations in west central Alberta and southeast Saskatchewan and provide a new core area in southern Alberta.

Southeast Alberta Property Acquisition

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Canadian subsidiaries (collectively, the "Vendor") of a U.S. based exploration and production company providing for the acquisition by Provident of certain oil and gas properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. The right to acquire the Acquired Properties was subsequently assigned to Provident Acquisitions L.P. The acquisition of the Acquired Properties closed on May 1, 2002.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing approximately 3,600 boed. The assets are comprised primarily of high working interest, operated properties with year round operating access. Provident believes that the assets offer additional low-risk development and optimization potential. The Acquired Properties met the Trust's objectives of increasing cash available for distribution and net asset value on a per unit basis.

NARRATIVE DESCRIPTION OF THE BUSINESS

The following is a description of the business of Provident prior to the Richland Arrangement and the acquisition of the Acquired Properties, unless otherwise indicated. For a description of the business and properties of Richland prior to the Richland Arrangement, see Schedule B of this Annual Information Form. For a description of the Acquired Properties, see Schedule F in this Annual Information Form.

The Trust acquires and holds, directly or indirectly, interests in crude oil and natural gas properties in Western Canada. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty, interest and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes, Richland Notes and other notes, which the Trust may issue from time to time. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders. The management and administration of the business and operations of Provident are performed by the Manager under the terms of the Management Agreement and the Manager is responsible for providing the services of both the President and the Chief Executive Officer to Provident. The Trust has no employees, while Provident currently has 72 employees and consultants at its head office location and 58 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta and southeast Saskatchewan.

Corporate Strategy

Provident's strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a focused program of acquisition, development, exploitation, production and marketing of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident's operations are currently located in three core areas of activity in west central Alberta, Lloydminster and southeast Saskatchewan. These areas generally offer low to medium risk development potential, a well developed operational infrastructure and year round access, all of which is ideally suited to a trust.

Provident will focus its development activities primarily in the Lloydminster heavy oil area where the company plans to develop more than 200 low risk drilling opportunities which can be used to supplement production declines, taking into consideration the acquisition of Maxx. Provident plans to drill between 40-50 wells annually in order to maintain existing production levels in respect of its existing asset base. A consistent, disciplined commodity price risk management strategy will be employed by Provident, focussing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of oil and gas prices.

Provident will also pursue an aggressive acquisition strategy targeting both property and corporate acquisitions that are accretive to distributable cash flow and net asset value per Trust Unit. The Trust will pursue acquisitions which meet certain criteria including quality low-risk production with year round access and good operating infrastructure. This will minimize the risk of production downtime. Provident will pursue acquisitions that have a strong production component and where minimal capital is required to bring incremental production on stream. Where development potential exists, only those opportunities which are considered low risk will be undertaken by Provident, higher risk prospects or exploration opportunities will be either farmed out or sold.

Commodity Price Risk Management Program

Provident's cash flow available for distribution to Unitholders could be substantially impacted by fluctuations in commodity prices for both crude oil and natural gas, quality differentials for both heavy and medium grade crude oil, the Canadian/U.S. dollar exchange rate and interest rates. In order to manage the volatility inherent in these variables, Provident's Board of Directors has adopted a Commodity Price Risk Management Program (the "Program") that is administered by a Risk Management Committee comprised of certain members of senior management of Provident in consultation with Provident's primary commodity marketing advisors.

The Risk Management Committee is responsible for the following:

1. development and communication of the commodity price risk management policies and procedures;
2. development of strategic commodity price risk management guidelines under which physical or financial instruments are to be utilized and to strike a balance between risk exposure and the desired level of risk tolerance;
3. development of parameters for market risk transaction volumes and other limits;
4. authorization of specific financial and physical commodity and derivative instruments to be traded; and
5. development of appropriate systems for recording, monitoring and reporting the results of the commodity risk management activity.

The Program is not intended to create incremental economic exposure to Provident. Instead, the Program serves to reduce the economic exposure of Provident to adverse market movements thus providing more stability of cash distributions to Unitholders.

Provident currently markets its crude oil production through various third party marketers and in some cases directly to refiners. There are numerous markets available to transact competitively priced commodity contracts for crude oil. Provident's natural gas is generally sold on both the spot market and to aggregators with approximately 85 percent sold on the spot market and approximately 15 percent sold to aggregators. There are numerous markets available to transact competitively priced commodity price contracts for natural gas.

In conjunction with the Founders Arrangement, the Maxx Arrangement and the Richland Arrangement, Provident has entered into several physical and financial hedge transactions for the balance of 2002 and for 2003. The following table summarizes the current Provident Commodity Price Risk Program as at March 31, 2002, including contracts that were transacted by Richland prior to January 16, 2002:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Light Oil	1,000 bpd	WTI US$24.30	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	January 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	January 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	January 1 – October 31
2003	Light Oil	1,000 bpd	WTI US$23.18	January 1 – December 31
	Heavy Oil	3,000 bpd	Cdn $18.98 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

Principal Properties

The following are descriptions of Provident's principal producing properties prior to the Richland Arrangement and prior to the acquisition of the Acquired Properties, both of which closed in 2002, located in west central Alberta, east central Alberta and west central Saskatchewan ("Lloydminster Core Area") and southeast Saskatchewan. All conversions of gas to oil are on a 6:1 basis.

West Central Alberta Core Area

Carrot Creek, Alberta

Provident has a 17.7 percent working interest in six producing liquids-rich gas wells, and one oil well with solution gas in the area. For the period March 6, 2001 to December 31, 2001, production from this area was 835 mcfd of natural gas and 52 bpd of oil and natural gas liquids. Currently, Carrot Creek is producing 200 boed, net to Provident. Based on the McDaniel Report, Provident has been assigned a total of 651 mmcf of proven natural gas reserves and 858 mmcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 58 mbbls proved and 74 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 391 net acres in the area.

Clive, Alberta

The Clive area is located approximately 60 kilometres east of Red Deer in central Alberta. Provident operates twelve natural gas wells (net 10 wells), a seven million cubic feet per day natural gas plant, a seven mmcfd compressor station, three wellhead compressors and a gathering system in the area. For the period March 6, 2001 to December 31, 2001, Provident's net share of production from the Clive area averaged 1.2 mmcfd of natural gas and 15 bpd of oil and natural gas liquids. Current net production is approximately 265 boed from the area. Based on the McDaniel Report, Provident has been assigned 2.0 bcf of proven natural gas reserves and 2.8 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 25 mbbls proved and 33 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 3,954 net acres in the area.

Cow Lake, Alberta

Provident operates six natural gas wells (net 3.3 wells) and gathering and compression facilities in this area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 2.9 mmcfd of natural gas and 150 bpd of natural gas liquids. Current net production is approximately 560 boed from the area. Based on the McDaniel Report, Provident has been assigned 5.6 bcf of proven natural gas reserves and 6.2 bcf of established natural gas reserves. Natural gas liquids reserves of 309 mbbls proved and 339 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 420 net acres in the area.

Gilby, Alberta

The Gilby area is located approximately 35 kilometers northwest of Red Deer in central Alberta. Provident has an interest in 52 gas wells (net 38.2 wells), an eight million cubic feet per day natural gas plant, a five million cubic feet per day compressor station and an extensive gathering system. Provident established Gilby as a core area due to its attractive multi-zone, liquids-rich and gas-prone nature. Hydrocarbon reservoirs range from very shallow Upper Cretaceous to deep Devonian. For the period March 6, 2001 to December 31, 2001, Provident's share of production from the Gilby area averaged 8.6 mmcfd of natural gas and 334 bpd of oil and natural gas liquids. Current net production is approximately 1,600 boed. Based on the McDaniel Report, Provident has been assigned a total of 16.5 bcf of proven natural gas reserves and 20.5 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 766 mbbls proved and 937 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 21,352 net acres in the area.

Westward Ho, Alberta

Provident operates 21 oil and natural gas wells (net 8.8 wells) and gathering and compression facilities in the area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.6 mmcfd of natural gas and 82 bpd of oil and natural gas liquids. Current net production is approximately 310 boed from the area. Based on the McDaniel Report, Provident has been assigned 1.9 bcf of proven natural gas reserves and 2.1 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 192 mbbls proved and 221 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 472 net acres in the area.

Willesden Green, Alberta

Provident has an interest in 14 oil and natural gas wells (net 5.2 wells) and gathering and compression facilities in this area. For the period March 6, 2001 to December 31, 2001, the property produced approximately 0.8 mmcfd of natural gas and 62 bpd of oil and natural gas liquids. Current net production is approximately 340 boed from the area. Based on the McDaniel Report, Provident has been assigned 2.4 bcf of proven natural gas reserves and 3.1 bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 151 mbbls proved and 223 mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 5,625 net acres in the area.

Lloydminster Core Area

Provident established the Lloydminster area of Saskatchewan as a second core growth area, following Founders' acquisition of Opal in late 1998. With the acquisition of Maxx in May 2001, this area was expanded to include heavy oil properties in Alberta. Provident currently operates 307 wells and three processing facilities at its seven properties at Epping, Freemont, Islay, Lashburn, Lloydminster, Meridian and Wildmere. All of the pools are on conventional primary cold production and in aggregate, currently capable of producing approximately 6,000 bpd of 15 degree API heavy oil.

Epping, Saskatchewan

The Epping area is located approximately 31 kilometers southeast of Lloydminster. Provident has a 100% working interest and operates 35 heavy oil wells, which produce oil from the Sparky Formation. Production for the period March 6, 2001 to December 31, 2001 averaged 923 bpd of 15 degree API heavy oil. Oil produced from the area is trucked to Provident's pipeline connected Neilburg and Dulwich facilities. In 1999, Provident discovered a new pool to the north of its existing production. Two and three-dimensional seismic programs were shot in late 1999 to better delineate the two Epping pools and define further infill locations on the established pool and step-outs to the new discovery. In 2000, 15 wells were drilled adding approximately 450 bpd of production. In 2001, an additional 10 wells were drilled adding approximately 200 bpd of production. Current production is approximately 950 bpd. Based on the McDaniel Report, Provident has been assigned 816 mbbls of proved crude oil reserves and 1,023 mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 1,351 net acres in the area.

Freemont, Saskatchewan

The Freemont area is located approximately 74 kilometres southeast of Lloydminster. Provident operates and has an average 91% working interest in 32 (29.0 net) producing heavy oil wells which produce from the thick, very porous and permeable Waseca channel sandstone, the regional Waseca sandstone and the Sparky Formation. Oil produced from the area is trucked to Provident's Neilburg facility or directly to sales terminals. For the period March 6, 2001 to December 31, 2001, Provident's net share of production averaged 320 bpd of 15 degree API heavy oil. Current production is approximately 180 bpd. Based on the McDaniel Report, Provident has been assigned 372 mbbls of proved crude oil reserves and 653 mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 2,025 net acres in the area.

Lashburn, Saskatchewan

Lashburn is located in close proximity to Provident's existing properties in the Lloydminster area. Using existing two dimensional and newly acquired proprietary three dimensional seismic, Provident drilled three wells at Lashburn in late 2000, seven wells in 2001 and six wells in the first quarter of 2002, all of which are 100% owned by Provident. The 16 Lashburn wells are currently producing at a combined rate of approximately 940 Bpd of 15 degree API heavy oil. For the period March 6, 2001 to December 31, 2001, Provident's net share of production was 287 bpd. Provident has been assigned 1,442 mbbls of proved crude oil reserves and 2,069 mbbls of established crude oil reserves for the area. At December 31, 2001, Provident has undeveloped land holdings of 3,726 net acres in this growth area.

Dulwich and Neilburg, Saskatchewan

Provident operates a treating facility at Dulwich and another at Neilburg, both of which are owned 100%. Most of the production from the Trust's Saskatchewan heavy oil area is treated at one of these facilities and subsequently sold via the Husky or Manitou pipelines. The facilities at Dulwich and Neilburg have treating capacities of 1,100 bpd and 2,700 bpd of clean oil, respectively. There are also opportunities to process third-party volumes at both of the facilities.

Islay, Alberta

The Islay area was acquired as part of the Maxx Arrangement and produces 15 degree API heavy oil. The 26, 100% working interest wells, produced 271 bpd in the March 6, 2001 to December 31, 2001 period. Currently, the field is producing 330 bpd, net to Provident. Provident has been assigned 559 mbbls of

McDaniel, contained in the McDaniel Report, are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by Provident and Richland and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof. See "Schedule B – Information Respecting Richland Petroleum Corporation" for a summary of the Richland oil and natural gas reserves.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Escalated Price Assumptions

	Company Gross Reserves[1]			Company Net Reserves[2]			Present Worth Value Discounted at				
Escalated Prices	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (MMcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	9,949	876	27,992	8,756	597	20,605	170,260	127,838	122,385	115,245	105,430
Non-Producing[5]	1,504	50	1,767	1,414	34	1,291	12,969	9,605	9,079	8,364	7,348
Undeveloped[6]	4,844	75	2,423	4,470	59	2,009	24,047	14,562	13,270	11,576	9,270
Total Proved	16,297	1,000	32,182	14,640	691	23,905	207,276	152,005	144,734	135,186	122,049
Risked Probable Additional[7][8]	4,038	196	6,670	3,632	139	5,153	52,770	28,904	26,266	22,955	18,740
Total Proved plus Risked Probable	20,335	1,196	38,852	18,272	830	29,058	260,046	180,909	171,000	158,141	140,789

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $51.7 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $3.3 million (2002) and $26.3 million (2003).

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Constant Price Assumptions

Constant Prices	Company Gross Reserves[1]			Company Net Reserves[2]			Present Worth Value Discounted at				
	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	9,696	876	28,009	8,544	599	20,616	130,189	101,260	97,469	92,477	85,559
Non-Producing[5]	872	50	1,767	821	34	1,291	5,119	3,855	3,656	3,386	2,999
Undeveloped[6]	1,224	75	2,423	1,107	59	2,009	8,918	4,742	4,238	3,599	2,770
Total Proved	11,792	1,001	32,199	10,472	692	23,916	144,226	109,857	105,363	99,462	91,328
Risked Probable Additional[7][8]	1,884	196	6,670	1,687	140	5,153	26,585	14,409	13,128	11,552	9,570
Total Proved plus Risked Probable	13,676	1,197	38,869	12,159	832	29,069	170,811	124,266	118,491	111,014	100,898

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $12.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $3.2 million (2002) and $7.1million (2003).

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % ($000's)	15 %	20 %
Proved Reserves										
Producing	13,921	1,521	71,948	12,121	1,034	53,985	339,574	247,907	220,881	200,169
Non-Producing	1,744	105	10,052	1,607	73	7,306	37,767	23,194	19,714	17,177
Undeveloped	5,188	150	4,573	4,749	119	3,666	33,034	20,626	16,655	13,568
Total Proved	20,853	1,775	86,573	18,477	1,226	64,957	410,376	291,727	257,250	230,915
Probable[3]	4,933	455	19,441	4,376	329	14,949	101,459	54,339	43,001	35,116
TOTAL	25,786	2,230	106,014	22,853	1,555	79,906	511,835	346,066	300,251	266,031

Notes:

(1) "Gross Reserves" are the aggregate of Provident plus Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Numbers may not add due to rounding.

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % ($000's)	15 %	20 %
Proved Reserves										
Producing	13,662	1,521	71,976	11,936	1,035	53,999	260,759	197,130	177,838	162,869
Non-Producing	1,111	105	10,064	1,016	73	7,308	21,999	13,498	11,493	10,041
Undeveloped	1,568	150	4,573	1,391	119	3,666	14,960	8,609	6,733	5,322
Total Proved	16,341	1,776	86,612	14,342	1,227	64,973	297,718	219,238	196,064	178,232
Probable[3]	2,779	455	19,447	2,442	329	14,951	60,646	32,908	26,261	21,652
TOTAL	19,120	2,231	106,059	16,784	1,556	79,924	358,364	252,146	222,325	199,884

Notes:
(1) "Gross Reserves" are the aggregate of Provident plus Richland's (Provident Acquired) working interest and royalty interest reserves before deductions of royalties payable to others.
(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.
(3) Probable Reserves and Present Worth Values reduced by 50% for risk.
(4) *Numbers may not add due to rounding.*

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil \$US/bbl[1]	Edm. Light Crude Oil \$C/bbl[2]	Heavy Crude Oil \$C/bbl[3][6]	Alberta Ave Natural Gas \$C/mmbtu[4]	Edm. Cond. & Natural Gasolines \$C/bbl	Edm. Propane \$C/bbl	Edm. Butanes \$C/bbl	Edm. NGL Mix \$C/bbl[5]	Inflation (%)	US/CAN Exchange Rate \$US/\$C
Forecast										
2002	20.00	30.30	18.50	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	18.50	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	20.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	21.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670
2006	22.60	32.20	21.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	21.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	22.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	23.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	24.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	24.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	25.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	26.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	26.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	27.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	28.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	29.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	30.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	30.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	31.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:
(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Heavy crude oil 12 degrees at Hardisty Alberta
(4) Alberta Average field price
(5) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines
(6) 2002 and 2003 Heavy oil prices have been supplied by Provident

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate (\$US/bbl)[1]	19.78
Corporate Avg Light Oil (\$CDN/bbl)[2]	25.46
Corporate Avg Heavy Oil (\$CDN/bbl)[2]	13.69
Corporate Avg Gas (\$CDN/Mcf)[2]	3.68
Corporate Avg NGL (\$CDN/bbl)[2]	22.20

Notes:
(1) December 31, 2001 NYMEX close.
(2) Provident estimate of corporate average price received on December 31, 2001.

The extent and character of ownership and all information related to revenues and expenses, forecast expenditures and other data were accepted by McDaniel as provided by Provident. Only direct field expenditures and incomes have been evaluated in the McDaniel Report. General and administrative expenses and incomes are not reported. McDaniel did not consider it necessary to complete a field inspection.

Reserve Reconciliation

	Crude Oil & Liquids[1] (mbbl)			Natural Gas[1] (bcf)			Oil Equivalent[1] (mboe)		
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
As of March 6, 2001	6,466	1,346	7,812	23.2	6.7	29.9	10,333	2,469	12,802
Additions	681	179	860	1.2	0.2	1.4	883	209	1,092
Acquisition of Maxx	13,592	1,973	15,565	17.9	1.9	19.8	16,568	2,296	18,864
Revisions	(1,288)	736	(552)	(5.3)	(2.2)	(7.5)	(2,178)	371	(1,807)
Dispositions	(5)	-	(5)	-	-	-	(5)	-	(5)
Production	(2,149)	-	(2,149)	(4.7)	-	(4.7)	(2,940)	-	(2,940)
As of January 1, 2002	17,297	4,234	21,531	32.3	6.6	38.9	22,661	5,345	28,006
Change (%)	168	215	176	39	(1)	30	119	116	119

Note:
(1) Probable reserves and values have been reduced by 50 percent to account for risk.

The 2001 year-end reserve estimates are prepared using applicable industry standard engineering practices that are consistent with prior years. Reserve revisions for 2001 are primarily attributed to a change in reserve estimates based on a longer period of production history or changes in well performance and are not a result of changes in methodology.

Capital Program Efficiency Ratios and Finding Costs

The following table summarizes the Company's capital spending efficiencies and finding costs. For the years ended 1999 and 2000, the data is from Founders, while 2001 represents the period March 6, 2001 to December 31, 2001 for Provident. *Finding and development costs presented in the following table are based on reserve additions only, while the three-year average is based on reserve additions less revisions.*

Finding and On-stream Costs

	2001	2000	1999	Three Year Total (3)
Capital expenditures ($millions) (1)	158.3	28.1	23.1	209.5
Proved reserve additions (mboe)	17,451	4,554	3,491	18,391
Established reserve additions (mboe) (2)	19,956	4,805	4,882	21,894
Proved and probable reserve additions (mboe)	22,462	5,056	6,273	25,398

	2001	2000	1999	Three Year Average (3)
Proved finding and on-stream costs ($/boe)	9.07	6.16	6.62	11.39
Established finding and on-stream costs ($/boe)	7.93	5.84	4.73	9.57
Proved and probable finding and on-stream costs ($/boe)	7.05	5.55	3.68	8.25

Notes:
(1) Includes all capital expenditures, property acquisitions and corporate acquisitions.
(2) Established reserves include proved plus one-half probable reserve additions.
(3) Based on aggregate reserve additions, less revisions.

Efficiency Ratios and Statistics

	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Production (mboe)	2,940	1,542	1,796
Field netbacks ($/boe)	$15.27	$19.20	$8.68
Proved reserve replacement ratio [1]	4.9	3.0	1.9
Proved recycle ratio [2]	1.2	3.1	1.3
Proved reserve life index (years) [3] - Oil equivalent	6.4	6.9	6.0
Established reserve life index (years) [3] - Oil equivalent	7.9	7.7	6.8

Notes:

(1) Represents the ratio of proved reserve additions to annual production.
(2) Represents the ratio of field netbacks to proved finding and on-stream costs.
(3) Based on average production rates for the year.

Drilling History

Provident drilled or participated in the drilling of the following wells for the following periods:

	For the Period March 6, 2001 to December 31, 2001		For the Year Ended December 31, 2000		For the Year Ended December 31, 1999	
	Gross	Net	Gross	Net	Gross	Net
Oil	19	18.1	22	20.3	11	10.0
Gas	4	0.7	6	4.9	7	5.1
Abandoned	-	-	3	2.1	5	3.6
Total	23	18.8	31	27.3	23	18.7

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2001, Provident's interests in producing wells and in non-producing wells, which Provident believes are capable of commercial production of oil or natural gas. The stated interests are subject to landowners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

	Producing Wells				Non-Producing Wells			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta								
Carrot Creek	1	0.2	7	1.2	-	-	-	-
Clive	1	0.5	11	9.4	2	2.0	6	4.0
Cow Lake	-	-	5	2.3	-	-	1	1.0
Gilby	7	4.1	35	24.9	-	-	10	9.2
Islay	13	13.0	-	-	13	13.0	-	-
Lloydminster	78	77.5	-	-	75	75.0	-	-
Meridian	13	13.0	-	-	4	4.0	-	-
Westward Ho	16	6.9	3	1.5	-	-	2	0.4
Wildmere	19	19.0	-	-	15	15.0	-	-
Willesden Green	4	2.0	4	1.8	2	1.0	4	0.4
Saskatchewan								
Epping	27	27.0	-	-	8	8.0	-	-
Freemont	9	8.0	-	-	23	21.0	-	-
Lashburn	7	7.0	-	-	3	3.0	-	-
Hartaven	28	25.0	-	-	1	1.0	-	-
Ingoldsby	31	22.1	-	-	3	2.3	-	-
Silverton	34	31.7	-	-	4	3.7	-	-
Other minor properties	68	50.8	25	6.3	29	27.4	13	2.6
Total	356	307.8	90	47.4	182	176.4	36	17.6

Notes:

(1) "Non-Producing Wells" are wells, which are capable of economic production or which Provident considers capable of production but which, for a variety of reasons, including, but not limited to, lack of markets or development, are not placed on production at the present time. All non-producing wells are located within 2.5 kilometers of facilities.

(2) "Gross" wells mean the number of wells in which Provident has an interest.

(3) "Net" wells means the aggregate numbers obtained by multiplying each gross well by Provident's percentage interest therein.

Production History

The following table sets forth Provident's working interest production of oil and natural gas, before deduction of royalties, for the following periods:

	For the Period March 6, 2001 to December 31, 2001	**For the Year Ended December 31, 2000**	**For the Year Ended December 31, 1999**
Crude Oil and NGL			
Total net production (bbls)	2,148,586	893,040	1,048,725
Per day (bpd)	7,139	2,440	2,873
Natural Gas			
Total net production (mcf)	4,747,364	3,892,776	4,484,527
Per day (mcfd)	15,772	10,636	12,286
Oil equivalent			
Total net production (boe)	2,939,813	1,541,836	1,796,146
Per day (boed)	9,767	4,212	4,921

Land Holdings

The following table sets out Provident's undeveloped land holdings[1] as at January 1, 2002.

	Gross Acres[2]	Net Acres[3]
Alberta	167,960	89,924
Saskatchewan	71,287	64,310
British Columbia	7,228	2,822
Total	246,475	157,056

Notes:

(1) "Undeveloped land holdings" refers to those lands in which Provident has an interest and which have not been assigned reserves.

(2) "Gross Acres" refers to the number of acres in which Provident has an interest.

(3) "Net Acres" refers to the aggregate of the numbers obtained by multiplying each gross acre by Provident's percentage interest therein.

Seaton Jordan, independent land consultants, evaluated Provident's existing undeveloped land as at January 1, 2002 in the Seaton Jordan Report. The Seaton Jordan Report estimated the market value of these land holdings at $18.7 million.

Market value is defined as the price which Seaton Jordan, as independent consultants, given the conditions existing at January 1, 2002, believe could reasonably be expected to be received for these properties in a sale. In order to determine the market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

Capital Expenditures

The following table summarizes Provident's capital expenditures for the following periods:

	For the Period March 6, 2001 to December 31, 2001	For the Year Ended December 31, 2000	For the Year Ended December 31, 1999
Land Acquisitions	$ 359	$ 4,799	$ 1,131
Seismic	327	1,377	2,524
Drilling and Completions	5,696	15,649	11,822
Production Facilities	4,471	1,383	3,432
Other	126	295	140
Capital Expenditures, excluding acquisitions	10,979	23,503	19,049
Acquisitions	147,369	4,571	4,054
Total Capital Expenditures	$ 158,348	$ 28,074	$ 23,103

Production History, Prices Received and Capital Expenditures

The following table sets forth production data, production prices received and expenditures made by Founders for each quarter for the year ended December 31, 2000 and for Provident for the period March 6, 2001 to December 31, 2001.

	For the Period March 6 to March 31,	Three Months Ended March 31,	Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Average Daily Production (before deduction								
Crude oil (bpd)	2,937	2,130	4,769	1,811	8,399	2,382	7,744	2,590
Natural gas (mcfd)	11,155	12,418	14,914	11,408	18,324	9,446	15,373	9,300
NGLs (bpd)	235	233	479	233	639	218	485	156
Combined (boed)	5,031	4,432	7,733	3,946	12,093	4,175	10,792	4,296

	For the Period March 6 to March 31,	Three Months Ended March 31,	Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2001	2000	2001	2000	2001	2000	2001	2000
Average Net Prices Received								
Crude Oil ($/bbl)	25.36	32.96	26.18	32.39	26.89	35.86	19.79	27.74
Natural gas ($/mcf)	9.45	3.35	6.07	4.29	4.61	5.84	4.65	8.03
NGLs ($/bbl)	44.12	29.29	38.24	31.54	31.24	35.53	23.18	58.80
Equivalent ($/boe)	37.81	26.77	30.23	29.14	27.32	35.53	26.64	36.23
Royalties ($/boe)[(1)]	6.20	7.49	5.34	6.98	4.84	8.17	3.10	8.22
Operating Expenses ($/boe)[(2)]	7.62	6.09	6.79	5.63	7.04	6.94	6.86	7.03
Cash Field Netback Received ($/boe)	23.99	15.30	18.10	17.60	15.44	22.43	11.90	21.51
Capital Expenditures (thousands of dollars)[(3)]	2,206	2,807	207,488	10,085	2,793	5,919	5,246	8,335

Notes:
(1) Royalties are net of ARTC.
(2) This figure includes all field operating expenses.
(3) Capital expenditures include acquisitions, net of dispositions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information was prepared in accordance with accounting principles generally accepted in Canada and highlights trends in Provident's financial condition and results of operations for the period March 6, 2001 to December 31, 2001 and Founders' financial condition and results of operations for the years ended December 31, 2000 and December 31, 1999:

Annual Information

		Provident		Founders		
Thousands of dollars except per unit or per share data		2001 (301 days)		2000 (366 days)		1999 (365 days)
Gross production revenue	$	78,311	$	49,226	$	30,805
Earnings (loss)	$	(46,855)	$	6,597	$	(3,654)
per trust unit or common share [(1)]	$	(3.39)	$	0.44	$	(0.25)
per fully diluted trust unit or common share [(1)]	$	(3.39)	$	0.34	$	(0.25)
Cash flow from operations	$	36,228	$	23,564	$	8,800
per trust unit or common share [(1)]	$	2.62	$	1.56	$	0.60
Total assets	$	185,893	$	99,841	$	97,184
Long-term debt [(2)]	$	35,600	$	40,287	$	49,589
Working Capital (Deficiency)	$	(1,938)	$	(3,371)	$	10,404
Unitholders' equity	$	104,455	$	28,665	$	30,740

Notes:
(1) The Founders per common share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000.
(2) 2000 and 1999 include a convertible debenture carried at $14,186,827 (1999 - $13,948,831). As part of the Founders Arrangement, Citicorp agreed to the early conversion and redemption of the Debenture.

Quarterly Information (unaudited)

Thousands of dollars except per unit data		First (1)		Second		Third		Fourth
2001 by Quarter								
Gross production revenue	$	4,946	$	21,267	$	30,390	$	21,708
Earnings (loss)	$	931	$	3,162	$	(36,707)	$	(14,241)
per trust unit	$	0.13	$	0.31	$	(2.38)	$	(0.80)
per fully diluted trust unit	$	0.13	$	0.31	$	(2.38)	$	(0.80)
Cash flow from operations	$	2,680	$	10,597	$	13,601	$	9,350
per trust unit	$	0.38	$	1.05	$	0.88	$	0.53

Note:
(1) The first quarter was for the 26 day period from March 6, 2001 to March 31, 2001.

Thousands of Dollars except per share data		First		Second`		Third		Fourth
2000 by Quarter								
Gross production revenue	$	10,797	$	10,464	$	13,644	$	14,321
Earnings (loss)	$	1,167	$	1,408	$	2,110	$	1,912
per trust common share (1)	$	0.24	$	0.27	$	0.42	$	0.39
per fully diluted common share (1)	$	0.18	$	0.21	$	0.33	$	0.30
Cash flow from operations	$	4,788	$	4,972	$	6,960	$	6,844
per trust common share (1)	$	0.96	$	0.99	$	1.38	$	1.35

Note:
(1) All per share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000 and the three to one share consolidation on March 5, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following analysis provides a detailed explanation of Provident's operating results for the period March 6, 2001 to December 31, 2001, which should be read in conjunction with the audited consolidated financial statements of Provident. The Forecast referenced in this Annual Information Form, refers to the 2001 Forecast, disclosed in the Founders Management Information Circular ("the Circular") dated January 29, 2001. The following analysis compares the actual results to the Forecast for this period. All amounts are reported in Canadian dollars, unless otherwise stated.

Inception of the Trust and the Requirement for the Forecast

Provident Energy Trust commenced operations on March 6, 2001 when Founders converted from an exploration and production company ("E&P company") into a cash-distributing energy trust. This was accomplished through the Founders Arrangement approved by the shareholders of Founders. Normally, under Canadian generally accepted accounting principles ("GAAP") the disclosure incorporated in the Circular would include the historical activity of Founders and would form the basis for Founders' shareholders to evaluate the Founders Arrangement. In this instance, the historical activity of Founders, an E&P company, did not accurately reflect the activity of Provident going forward as an energy trust. In these circumstances a Forecast was provided in the Circular accompanied by an Auditors' Report on the Financial Forecast. Canadian GAAP requires Provident to compare its actual results for the period against this Forecast.

Forecast Summary

The Forecast was based on Founders' January 2001 production base adjusted for the planned activities, assuming the assets were managed as a trust. The forecast incorporated management's judgement as at January 18, 2001 of the most probable set of economic conditions, which in turn, was based on information available at that time. The forecast was based on average daily production over the period of 4,493 boe per day. The commodity prices used in the Forecast were based on an average crude oil price of US$25.00 per bbl WTI, a natural gas price of Cdn$6.00 per mcf at AECO and a natural gas liquids price of Cdn$28.04 per barrel. The relevance of the Forecast was diminished upon the closing of the Maxx acquisition that combined the production base of Maxx with Provident effective May 25, 2001. The additional 7,800 boe per day of production and the change in the production mix minimized the relevance of the Forecast as a comparison for actual results.

Operations

Operating results for the period March 6, 2001 to December 31, 2001 compared to the Forecast are as follows:

	Actual	Forecast	Percent Change
Operating Revenue ($000's)			
Gross production revenue	$ 78,311	$ 43,415	80
Royalties (net of ARTC)	(13,036)	(7,871)	66
Net operating revenue	(20,416)	(7,528)	171
Net operating income	$ 44,859	$ 28,016	60
Daily average production			
Crude oil – Light / Medium (bpd)	1,577	732	115
- Heavy (15° API) (bpd)	5,053	1,877	169
Natural gas liquids (bpd)	509	200	155
Natural gas (mcfd)	15,772	10,100	56
Oil equivalent (boed @ 6:1) (2)	9,767	4,493	117
Average selling price (CDN$) (1)			
Crude oil – Light / Medium ($/bbl)	$ 31.94	$ 33.42	(4)
- Heavy (15° API) ($/bbl)	$ 21.71	$ 20.51	6
- Corporate blend ($/bbl)	$ 24.14	$ 24.37	-
Natural gas liquids ($/bbl)	$ 31.40	$ 28.04	12
Natural gas ($/mcf)	$ 5.33	$ 7.49	(29)
Oil equivalent ($/boe @ 6:1)	$ 26.64	$ 32.10	(17)
Netback ($/boe @ 6:1)	$ 15.27	$ 20.72	(26)

Notes:

(1) Average selling prices include the impact of the Commodity Price Risk Management program.

(2) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Founders' Circular on a 10:1 basis has been restated on a 6:1 basis.

Production

For the period March 6, 2001 to December 31, 2001, total production of 9,767 boe per day exceeded the Forecast by 117 percent or 5,274 boe per day. Heavy oil production increased, by 169 percent, to 5,053 bbls per day from the Forecast production of 1,877 bbls per day. The increase in heavy oil production volumes is almost entirely attributed to the Maxx-acquired heavy oil properties. Natural gas and natural gas liquids production averaged 15.8 mmcf per day and 509 bbls per day respectively to total 3,138 boe per day. The addition of the Maxx West Central Alberta gas properties and the continued strong performance of the liquids-rich Medicine River 13-27 well were the primary factors for natural gas production exceeding the Forecast by 56 percent or 5.7 mmcf per day and natural gas liquids exceeding the Forecast by 155 percent or 309 bbls per day. The addition of the Maxx properties and a Southeast Saskatchewan property acquisition, combined with positive results from a re-completion program in Southeast Saskatchewan, resulted in light/medium crude oil production averaging 1,577 bbls per day, an increase of 115 percent or 845 bbls per day above the Forecast.

Crude Oil Price

The West Texas Intermediate (WTI) oil price averaged US$25.19 per barrel for the period March 6, 2001 to December 31, 2001, compared to US$25.00 per barrel in the Forecast. This slight increase in WTI, accompanied by both the gains related to the Commodity Price Risk Management Program and the weak Canadian dollar, were offset by wider heavy oil differentials, and resulted in the Trust averaging Cdn$24.14 per barrel at the wellhead for all its crude oil, as compared to Cdn$24.37 per barrel in the Forecast. Average prices include a gain of $4.4 million or $2.23 per barrel from the impact of the Commodity Price Risk Management Program, compared to a gain of $0.2 million or $0.23 per barrel in the Forecast.

In the fourth quarter, the WTI crude oil price dropped significantly to average US$20.43 per barrel while heavy oil differentials remained wide. This resulted in a fourth quarter price for heavy oil that was extremely low by historical standards, resulting in very low operating netbacks on unhedged production. Accordingly, Provident did not reactivate or perform workovers on heavy oil wells that went down during the fourth quarter. In the first quarter of 2002, differentials narrowed significantly to reflect pricing that was closer to historical trends and as a result, operating netbacks improved substantially and most of the economical shut-in production was reactivated. Provident's Commodity Price Risk Management Program increased the heavy oil price received in the fourth quarter to Cdn$15.70 per barrel, compared to Cdn$17.27 per barrel in the Forecast. The average fourth quarter blended oil price included a gain of $3.2 million or $4.53 per barrel achieved through the Commodity Price Risk Management Program. No gains were expected in the Forecast.

Natural Gas Price

For the period March 6, 2001 to December 31, 2001, the natural gas price at AECO averaged Cdn$4.40 per mcf compared to Cdn$6.00 per mcf used in the Forecast. The Trust received an average wellhead price of Cdn$5.33 per mcf for its gas, reflecting both the positive heat content adjustment and the Commodity Price Risk Management Program. This compared to the Forecast price of Cdn$7.49 per mcf, which reflected a Cdn$6.00 AECO average price as well as hedging gains of $3.3 million or $1.08 per mcf. The actual prices received include a gain of $4.2 million or $0.89 per mcf from the Commodity Price Risk Management Program.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management program has been in place since the inception of the Trust to help manage the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI Crude oil price and AECO natural gas price and CDN/US exchange rate hedges were put in place. This program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001. The positive impact of Provident's Commodity Price Risk Management Program was clearly evident in November 2001 when the all-in wellhead price for heavy oil dropped below Cdn$10.00 per barrel while the majority of Provident's heavy oil production was hedged at an all-in wellhead price of Cdn$22.80 per barrel. Provident's 2002 aggregate Commodity Price Risk Management Program positions are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31

For open contracts in place at December 31, 2001, unrealized hedging gains of Cdn $4.7 million on crude oil contracts and Cdn $3.0 million on natural gas contracts would have been realized based on the commodity prices prevailing at December 31, 2001.

In addition to the 2002 commodity price risk program disclosed above, Provident assumed the following contracts upon the acquisition of Richland:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	6,500 mcfd	Cdn$6.06 per mcf	January 1 – October 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
2003	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

For 2002, the Commodity Price Risk Management Program has resulted in Provident locking-in an all-in wellhead price of approximately Cdn$19.00 per barrel on 5,000 bbls per day of heavy oil, representing approximately 80 percent of forecast annual heavy oil production. In addition, Provident has hedged 250 bbls per day or approximately seven percent of forecast 2002 light crude oil production at a WTI price of US$20.00 to US$22.90 per barrel.

For natural gas, Provident has hedged 23 mmcf per day or approximately 67 percent of forecast 2002 natural gas production at prices between Cdn$3.95 and Cdn$6.33 per mcf at AECO. The weighted average price of the gas contracts is $4.50 per mcf.

Revenues

Gross production revenues from oil, natural gas and natural gas liquids totalled $78.3 million for the period March 6, 2001 to December 31, 2001, 80 percent higher than the $43.4 million in the Forecast. The increase can be attributed to higher production as a result of the Maxx acquisition and the effects of the Commodity Price Risk Management Program, partially offset by lower than forecast natural gas prices.

Royalties

For the period March 6, 2001 to December 31, 2001, royalties were $13.0 million or 66 percent higher than the $7.9 million in the Forecast. The dollar increase ties to increased production volumes and revenues. On a per boe basis, royalties were 25 percent less than Forecast at $4.43 per boe compared to a Forecast of $5.82 per boe. The lower boe amount ties to the lower commodity prices received, prior to the Commodity Price Risk Management Program, when compared to the Forecast. As a percentage of gross production revenue, prior to the impact of Commodity Price Risk Management Program activities, the royalty percentage was 18.7 percent compared to 19.7 percent in the Forecast. The lower percentage rate reflects the change in commodity mix to include a greater weighting to heavy oil subsequent to the Maxx acquisition. Typically, royalties paid on heavy oil production are lower than on conventional light/medium oil or natural gas. The ARTC rate for all quarters in 2001 was 25 percent and will remain at 25 percent for the first quarter of 2002.

Production Expenses

Production expenses for the period March 6, 2001 to December 31, 2001 were $6.94 per boe, $1.37 per boe higher than the $5.57 per boe in the Forecast. The increase is largely attributable to the Maxx-acquired natural gas properties in West Central Alberta, which are processed through higher-cost third-party-owned facilities, and the increase in the heavy oil component of Provident's production mix. Typically, heavy oil properties incur higher production expenses compared to the Trust's natural gas and light oil assets. Heavy oil has a large component of discretionary maintenance costs where Provident will incur expenditures to maintain production when prices received for heavy oil are attractive and cease discretionary programs when the prices fall below an economic threshold, which is typically at a wellhead price of Cdn$13.00 per barrel. The 2001 pricing environment provided attractive heavy oil wellhead prices for the first three quarters and an extremely low heavy oil price environment in the fourth quarter. Provident's operating costs reflect this environment. Heavy oil operating costs were $8.17 per barrel for the first three quarters, then decreased significantly to $6.19 per barrel in the fourth quarter when wells that were shut-in were not reactivated. The heavy oil wellhead price has rebounded early in 2002 resulting in Provident undertaking an active program of reactivation and workovers of shut-in heavy oil wells.

Operating Netback

The Trust's operating netback for the period March 6, 2001 to December 31, 2001 was $15.27 per boe as compared to the Forecast netback of $20.72. The per boe increase in the production expenses reflects the shift in the production mix associated with the Maxx acquired properties. The lower per boe gross production revenue reflects both the production shift to a greater percentage of heavy oil and the lower natural gas price achieved compared to the Forecast.

The table below sets out the Trust's field netbacks for the period compared to the Forecast:

(per boe)		Actual		Forecast	Percent Change
Gross production revenue before Commodity Price Risk Management program	$	23.69	$	29.54	(20)
Commodity Price Risk Management program		2.95		2.57	15
Less: Royalties (net of ARTC)		(4.43)		(5.82)	(24)
Production expenses		(6.94)		(5.57)	25
Field netbacks	$	15.27	$	20.72	(26)

General and Administration Expense

General and administrative expense for the period March 6, 2001 to December 31, 2001 totalled $3.4 million, compared to the Forecast of $1.8 million. The higher expense was entirely due to increased costs associated with the Maxx acquisition. On a boe basis, general and administrative expense was $1.16, which was 13 percent lower than the $1.33 per boe in the Forecast. The lower per boe amount reflects the economies the Trust has achieved with the larger production base. The Trust does not capitalize general and administrative expenses. For 2002, it is expected the per boe expense will decrease to less than $1.00 per boe, recognizing the increased production base resulting from the acquisition of Richland.

Management Fee

The Trust is actively managed by Provident Management Corporation. For the period ended December 31, 2001 the Manager was paid a fee of $897,195 in respect of a base management fee, calculated as two percent of operating income, compared to $560,000 in the Forecast. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period, compared to an assumption of nil for the Forecast. On a boe basis the total management fee was $0.40 compared to $0.41 in the Forecast. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust units in February 2002 at a price of $8.21 per unit. The total return fee also included the January 2002 distribution payable on the units issued. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions.

Interest Expense

Interest expense for the period March 6, 2001 to December 31, 2001 totalled $2.7 million compared to $1.5 million in the Forecast. The interest reflects the increase in the capitalization of the Trust subsequent to closing the Maxx acquisition. Interest expense fell to $0.91 per boe compared to $1.09 per boe in the

Forecast. The weighted average interest rate of the Trust for the period was 5.5 percent compared to 7.25 percent in the Forecast.

Current and Future Tax

The current capital tax expense for the period March 6, 2001 to December 31, 2001 was $1.2 million compared to $0.8 million in the Forecast, and was comprised of Large Corporations Tax ("LCT") and the Saskatchewan resource surcharge. The Maxx acquisition had an impact on the LCT but due to the vast majority of the production of Maxx being in Alberta, there was virtually no increase in the Saskatchewan resource surcharge.

The future tax on the balance sheet was increased by $57.1 million as part of purchase accounting method used to record the acquisition of Maxx. The subsequent booking of the ceiling test write-downs in 2001 resulted in an associated future tax recovery of $43 million. In total, the future tax recovery was $51.8 million compared to an expense of $5.8 million in the Forecast, which did not anticipate any purchase price adjustments or write-downs.

Depletion, Depreciation and Amortization (DD&A), the Ceiling Test and Future Tax Recovery

The DD&A expense for the period March 6, 2001 to December 31, 2001 was $11.48 per boe, compared to the Forecast rate of $8.27 per boe. The actual per boe amount is prior to the additional expense booked as a result of Provident electing to take ceiling test write-downs at September 30 and December 31. The increased DD&A per boe is a result of the change in the depletable asset base resulting from the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd.

During the period, the Trust elected to record two ceiling test write-downs, one at September 30, 2001 primarily due to the low natural gas price, and the other at December 31, 2001 due to the low heavy oil wellhead price. The ceiling test calculation is based on prices in effect at the date of the balance sheet. The combined write-downs were booked to the balance sheet as a reduction to property, plant and equipment of $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was a reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization offset by a future tax recovery in the amount of $43.0 million. The effect of the write-downs will be to improve future earnings and reduce current tax expense.

The September 30, 2001 ceiling test calculation used prices in effect at September 30, 2001 of Cdn$16.77 per barrel for heavy oil, Cdn$29.72 per barrel for light/medium oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This pricing resulted in a ceiling test deficiency recorded as a $64.2 million decrease to property, plant and equipment offset by an associated future tax recovery of $27.2 million. The write-down was virtually all attributable to a substantial decrease in the natural gas price prevailing at September 30, 2001. The use of the average commodity prices received for the month of September would have resulted in a ceiling test cushion of approximately $9.5 million.

At December 31, 2001 Provident completed a ceiling test calculation using the prices in effect at December 31, 2001 of Cdn$13.69 per barrel for heavy oil, Cdn$25.46 per barrel for light/medium oil, Cdn$3.65 per mcf for natural gas and Cdn$22.31 per barrel for natural gas liquids. This resulted in a write-down of $37.1 million to property, plant and equipment and a future tax recovery of $15.8 million. The Cdn$13.69 per barrel heavy oil price at December 31, 2001 truncated approximately 4.5 million barrels of proved heavy oil reserves from the proved undeveloped reserve category in the constant dollar reserve report. The truncated reserves resulted from no new heavy oil wells being drilled under the prevailing heavy oil price economics at December 31, 2001. If the ceiling test were calculated using prices at February 28, 2002, the result would have been a recovery of the truncated reserves and a corresponding ceiling test cushion of approximately $15.0 million

Cash Flow and (Loss) Income

	Actual			Forecast		
	Amount ($000's)	Per Boe	Per Weighted Average Unit	Amount ($000's)	Per Boe	Per Weighted Average Unit
Net operating income	$ 44,859	$ 15.27	$ 3.25	$ 28,016	$ 20.72	$ 3.95
General and administration	3,418	1.16	0.25	1,794	1.33	0.25
Management fee	1,153	0.40	0.08	560	0.41	0.08
Interest expense	2,671	0.91	0.19	1,471	1.09	0.21
Current tax expense	1,178	0.40	0.09	807	0.60	0.11
Other	211	0.07	0.02	-	-	-
	8,631	2.94	0.63	4,632	3.43	0.65
Cash flow from operations	36,228	12.33	2.62	23,384	17.29	3.30
Depletion, depreciation and amortization	33,753	11.48	2.44	11,186	8.27	1.58
Additional DD&A [(1)]	101,300	34.46	7.34	-	-	-
Future income tax [(1)]	(51,759)	(17.61)	(3.75)	5,787	4.28	0.82
Other	(211)	(0.07)	(0.02)	-	-	-
	83,083	28.26	6.01	16,973	12.55	2.40
Net (loss) income	$ (46,855)	$ (15.93)	$ (3.39)	$ 6,411	$ 4.74	$ 0.90

Note:

(1) *Amounts reflect ceiling test write-downs the Trust elected to book at September 30 and December 31, 2001.*

Cash flow from operations for the period March 6, 2001 to December 31, 2001 was $36.2 million, 55 percent higher than the Forecast of $23.4 million. Higher net operating income driven by the acquisition of Maxx was partially offset by increased general and administration costs, management fees, interest and current tax expense. Net operating income was $15.27 per boe and $3.25 per Unit versus the Forecast of $20.72 per boe and $3.95 per Unit. Net operating income was significantly impacted by the change in the production mix due to the acquisition of Maxx as well as the lower natural gas price received compared to the Forecast.

The net loss of $46.9 million ($3.39 per Unit) compared to the Forecast income of $6.4 million ($0.90 per Unit) was due to the ceiling test write-downs not anticipated in the Forecast.

Capital Expenditures

For the period March 6, 2001 to December 31, 2001, the Trust incurred total capital expenditures of $12.2 million, comprised of $0.4 million in land retention costs, $0.3 million in seismic costs, $5.7 million in drilling expenditures, $2.7 million in completion and equipping costs, $1.8 million in facility costs $0.1 million in office equipment, and $2.6 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to forecast capital spending of $5.1 million which did not include the increased activity associated with the assets acquired as part of the Maxx acquisition. More specifically, the Forecast assumed drilling 11 heavy oil wells as compared to 18 wells that were actually drilled, did not include amounts for property acquisitions or dispositions or the full amount expended to buy-out the sale-leaseback contracts on the gas processing facilities.

Debt

At December 31, 2001 the Trust had $35.6 million of bank debt drawn against an $85 million revolving demand credit facility with a syndicate of chartered banks. This amount drawn reflects the net proceeds of the December 2001 equity offering in the amount of $33 million, which was subsequently offset against the debt associated with the Richland acquisition in January 2002. Under the terms of the facility, the interest rate is calculated quarterly based on one-quarter trailing cash flow annualized and divided into the debt outstanding at quarter-end. The interest rates range from a minimum of prime plus 0.5 percent to a maximum of prime plus 1.5 percent at various debt to cash flow multiples. The Trust can draw on Canadian prime rate loans or, to lower its effective borrowing rate, access the banker's acceptance market. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. Provident has no off-balance sheet debt.

Unitholders' Equity

The unitholders' equity balance at March 6, 2001 was brought forward from Founders' share capital at the equivalent dollar value and the shares of Founders were exchanged on a one-for-three basis. On May 25, 2001 the Trust closed the Maxx acquisition and issued 7,475,000 Trust units with an ascribed value of $87.0 million. On August 29, 2001 the Trust closed a financing for 2,435,500 units to raise gross proceeds of $26.4 million and on December 13, 2001 the Trust raised an additional $35 million through the issue of 4,000,000 units. Costs associated with the financings and the conversion of the Founders shares totalled approximately $5.0 million. As at December 31, 2001 the Trust had 21,022,321 units outstanding.

	Number of units		Amount
Balance at beginning of period	7,092,221	$	43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475;000		87,009
Units issued to directors of Provident	19,600		243
Units issued from treasury	6,435,500		61,425
Share issue costs, net of tax	-		(4,995)
Unitholders capital at end of period	21,022,321	$	187,331

Future Site Reclamation

Effective May 1, 2001, as per the royalty agreement, Provident established a cash reserve for future site reclamation expenditures. In accordance with the agreement, Provident funds the reserve by paying $0.20 per boe produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. The Forecast did not have a cash fund for reclamation. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

Acquisition of Maxx Petroleum Ltd.

On May 25, 2001, pursuant to the Maxx Arrangement, Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $205.2 million which was comprised of the issuance of 7,475,000 units for $87.0 million, cash consideration of $35.4 million, acquisition costs of $4.0 million, future income taxes of $57.1 million, assumed bank debt and working deficiency of $12.4 million and other liabilities assumed of $9.3 million (see Schedule A - Note 3). Operationally, the assets acquired from Maxx contributed 5,200 boed or 53 percent of the production and $19.2 million or 43 percent of the net operating income for the period March 6, 2001 to December 31, 2001.

In the 2001 Forecast, Provident's production mix was 16 percent light/medium oil, 42 percent heavy oil and 42 percent natural gas and natural gas liquids. The acquisition of Maxx resulted in light/medium oil remaining at 16 percent, heavy oil increasing to 52 percent and natural gas and natural gas liquids decreasing to 32 percent.

Business Prospects

Provident believes that the business environment in 2002 will continue to support a number of positive opportunities, including both corporate and property acquisitions and continued access to capital. Provident's strategy is to pursue growth opportunities that are accretive to both net asset value and cash flow, on a per unit basis. Provident will continue to adhere to a consistent and disciplined Commodity Price Risk Management Program that is focused on minimizing the impact of volatile commodity prices on cash flow and to help lock-in the economics of accretive acquisitions. In addition, Provident will continue to manage its capital structure to ensure the prudent use of debt.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSX under the symbol PVE.UN and the AMEX under the symbol PVX.

The following table summarizes the Trust Unit trading activity for the period from inception to December 31, 2001 on both the Toronto Stock Exchange and the American Stock Exchange:

	Q1	Q2	Q3	Q4	YTD
TSX – PVE.UN ($ CDN)					
High	11.55	12.50	11.50	10.20	12.50
Low	10.50	10.25	8.72	7.77	7.77
Close	11.05	11.15	9.10	8.19	8.19
Volume (000's)	681,990	5,462,742	3,644,781	5,043,512	14,833,025
AMEX – PVX ($U.S.) (1)					
High	N/a	8.05	6.80	5.53	8.05
Low	N/a	6.80	5.65	5.13	5.13
Close	N/a	7.33	5.80	5.17	5.17
Volume (000's)	N/a	106,900	1,151,100	1,745,800	3,003,800

Note:

(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations. The Trust does not have any directors or officers. All of the persons listed above have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below:

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Owned Beneficially or Controlled(3)
G.D. Billing (2), (3) Chairman of the Board Calgary, Alberta	Chairman of the board of directors since March 6, 2001, and prior thereto, Senior Executive Officer of Founders Energy Ltd. from October 1999 to March 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998. Prior thereto, President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	2001	387,009
Thomas W. Buchanan(3) Calgary, Alberta	Chief Executive Officer of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001. Prior thereto, President and Chief Executive Officer of Founders Energy Ltd. and Director of Hawk Oil Inc. from 1996 to October 1999.	2001	119,085
Randall J. Findlay(3) DeWinton, Alberta	President of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001 and director of TransAlta Power L.P. from October 2000 to the present. Prior thereto, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998, President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997, Executive Vice President of Novagas Clearinghouse.	2001	91,732

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Owned Beneficially or Controlled[3]
Bruce R. Libin [1], [3] Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 2000 to May 25, 2001.	2001	31,800
Victor Roskey [4] Calgary, Alberta	Managing Director of Citibank Canada (a subsidiary of a United States banking institution). From March 1997 to September 1998 partner of Griffiths McBurney & Partners, an independent Canadian investment banking firm, and prior to March 1997, was the general partner of Sixth Street Capital Partners Limited, an oil and gas investment partnership	2001	Nil
M.H. (Mike) Shaikh [2], [3] Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	2001	39,614
Byron J. Seaman [1], [3] Calgary, Alberta	Independent businessman and private investor.	2001	38,735
Jeffrey T. Smith [2], [3] Calgary, Alberta	Independent businessman and private investor. Prior to 1998, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration company.	2001	4,900
John B. Zaozirny [2], [3] Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having been first elected as a Member of the Alberta Legislature in 1979.	2001	7,983

Notes:

(1) Member of the Audit, Human Resources and Compensation Committee.
(2) Member of the Governance, Environmental, Health and Safety Committee.
(3) Member of the Reserves Committee.
(4) Mr. Roskey resigned his directorship in January 2002.

The following is a brief description of the directors, senior officers and key management and consulting personnel of Provident.

Sixth Street Capital Partners Limited, an oil and gas investment partnership. Mr. Roskey resigned as a director of the Trust in January 2002.

Byron J. Seaman

Director

Mr. Seaman is a private investor and co-owner of the Calgary Flames Hockey Club. Mr. Seaman holds a Bachelor of Science degree in Mechanical Engineering and an Honorary Doctorate in Science from the University of Saskatchewan. He has over 50 years of experience in the oil, gas and resource industries. Until 1990, he was Chairman of Bovar Inc., a public corporation that provides environmental waste management services, and continues to serve as a director of that company. Mr. Seaman has been a director of Provident since November 1994.

M.H. (Mike) Shaikh

Director

Mr. Shaikh is President of M.H. Shaikh Professional Corporation. Prior thereto, he was an associate of Shaikh & Shikaze, Chartered Accountants for 12 years. In the past five years, Mr. Shaikh has been an officer or director of the following public companies: Hawk Oil Inc., SPS Industries Ltd., Lodestar Energy Inc., Winstar Resources Ltd., Maramar Ventures Inc. and Spearhead Resources Ltd. Mr. Shaikh has been a director of Provident since September 1993.

Jeffrey Smith

Director

Mr. Smith was a director of Maxx from December 20, 2000 to May 25, 2001. Prior thereto, he was Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996.

Mark N. Walker

Chief Financial Officer

Mr. Walker obtained a Bachelor of Commerce degree from the University of Calgary in 1984 and a Certified Management Accountant designation in 1988. He has been Chief Financial Officer of Provident since March 2001. Prior thereto he held the positions of Chief Financial Officer and/or Controller of Founders from September 1996 to March 2001. From 1993 to August 1996 Mr. Walker held various financial and accounting positions at Sceptre Resources Limited.

John B. Zaozirny, Q.C.

Director

Mr. Zaozirny is counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta's Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998.

Committees of the Board

The Board presently has three standing committees, being an Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee and a Reserves Committee. All of the members of the Audit, Human Resources and Compensation Committee, a Governance, Environmental, Health and Safety Committee committees are independent directors. All directors are members of the Reserves committee.

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consisting of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin, and Mr. Byron Seaman. The functions of the Audit, Environmental Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management's discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the board of directors on Provident's internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor's non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options there under.

Reserves Committee

The Reserves Committee is comprised of all the members of the board of directors (the majority of whom are "unrelated directors") and is responsible for ensuring that the Manager and management have designed and implemented effective reserve programs, controls and reporting systems. The Committee's mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The Reserves Committee communicates regularly with the Manager and management to ensure that all reserve evaluations and reports have been properly handled and reported.

INFORMATION CONCERNING THE OIL AND GAS INDUSTRY

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations, imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of Provident in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts, which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing - Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Provident depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs, which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of $100 per m^3 decreasing to 25 percent for prices above the royalty tax credit reference price of $210 per m^3. The ARTC rate will be applied to a maximum annual amount of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta), which took effect on September 1, 1993. The *Environmental Protection and Enhancement Act* (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

The Trust is a limited purpose trust, which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, the Initial Royalty and the Subsequent Royalty. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the Initial Notes and its principal repayment obligations under the Acquisition Notes, the Richland Notes and other notes, which the Trust may issue from time to time, and to pay the Initial Royalty and the Subsequent Royalty. Provident's income will be received from the production of oil and natural gas from Provident's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with Provident's Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which Provident has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Provident and will be used by Provident to improve its ability to find, develop and produce oil and natural gas.

Operations

Provident's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Provident will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Provident to certain of its oil and gas properties. A reduction of the income from the Provident Royalties could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of Provident and price and demand are factors largely beyond its control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Provident may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas, which may be acquired or discovered by Provident, will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Provident currently has a credit facility of $135 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident and Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident's oil and gas properties free from or together with the Provident Royalties.

Reserves

Although McDaniel and Provident have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident, which are not offset by the acquisition, or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident. Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to ManagementCo or Provident, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on the Manager

Unitholders will be dependent on the management of ManagementCo in respect of the administration and management of all matters relating to Provident's oil and gas properties, the Provident Royalties, the Trust and Trust Units. Investors who are not willing to rely on the management of ManagementCo should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes, which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident's initial production levels and reserves will decline.

Provident's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, Provident's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that ManagementCo, on behalf of Provident, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner, which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavour to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Provident. The Trust Units represent a fractional interest in the Trust. The Trust Units will not represent a direct investment in Provident's business. As holders of Trust Units,

Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets will be the Initial Notes, the Acquisition Notes, the Richland Notes (and any other notes, which Provident may issue to the Trust from time to time), the Provident Royalties and the Provident Shares. The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and the Manager's ability to affect long-term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Initial Notes or Redemption Notes, which may be distributed in specie to Trust Unitholders in connection with a redemption, will not be listed on any stock exchange and no established market is expected to develop for such Initial Notes or Redemption Notes. Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Dependence on Provident

The Trust is an open-ended energy trust, which will be entirely dependent upon the operations and assets of Provident through the ownership of the Provident Shares, the Initial Notes, the Acquisition Notes, the Richland Notes and the Provident Royalties. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Provident to pay its interest obligations under the Initial Notes, to declare and pay dividends on the Provident Shares and to make payments under the Provident Royalties.

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

Conflicts of Interest

The directors and officers of Provident and the Manager are engaged in and will continue to engage in other activities in the oil and natural gas industry and, as a result of these and other activities, the directors and officers of Provident and the Manager may become subject to conflicts of interest. Pursuant to the terms of the Management Agreement, the Chief Executive Officer and the President have certain restrictions imposed upon them, which serve to limit the potential for conflicts with the business and affairs of the Trust and Provident. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the ABCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the ABCA. The business of Provident is subject to other risks and matters, which are outside of their control.

DOCUMENTS INCORPORATED BY REFERENCE

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Annual Information Form to the extent that a statement contained herein, or any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that is modified or superseded. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Annual Information Form.

The Trust will provide without charge to each person to whom this Annual Information Form is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to the office of the Chief Executive Officer, Provident Energy Ltd., 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1, telephone: (403) 296-2233.

ADDITIONAL INFORMATION

Principal Holders Of Trust Units

As at the date hereof, to the knowledge of Provident and the Manager, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at May 17, 2002, the directors and senior officers of Provident and the Manager, as a group, beneficially owned, directly or indirectly, 720,858 Trust Units or approximately 2.0 percent of the issued and outstanding Trust Units.

Requests For Information

Provident will provide to any person, upon request to the Corporate Secretary of Provident:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

SCHEDULE A

FINANCIAL STATEMENTS OF PROVIDENT ENERGY TRUST

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Manager and Officers of the Corporation are responsible for the information included in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the consolidated financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Trust's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the unitholders, have audited the consolidated financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the consolidated financial statements.

The Board of Directors, through its Audit, Environmental, Health and Safety Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit, Environmental, Health and Safety Committee is comprised entirely of directors who are independent. The Audit, Environmental, Health and Safety Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements.

"Thomas W. Buchanan"	*"Mark N. Walker"*
Chief Executive Officer	Chief Financial Officer

Calgary, Alberta
March 13, 2002

AUDITORS' REPORT

To the Unitholders of Provident Energy Trust.

We have audited the consolidated balance sheets of Provident Energy Trust as at December 31, 2001 and March 6, 2001, the consolidated statements of operations and accumulated income (loss), cash distributions, unitholders' equity and cash flows for the period March 6, 2001 to December 31, 2001. These financial statements are the responsibility of the management of the Trust. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2001 and March 6, 2001 and the results of its operations and cash flows for the period March 6, 2001 to December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"
Chartered Accountants

Calgary, Alberta
March 1, 2002

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's)

	As at December 31, 2001	As at March 6, 2001
Assets		
Current assets		
Cash	$ 35	$ 73
Accounts receivable	12,009	12,419
Assets held for sale	1,500	-
Prepaids	117	1,137
	13,661	13,629
Cash reserve for future site reclamation (Note 12)	424	-
Property, plant and equipment (Note 4)	171,808	88,660
	$ 185,893	$ 102,289
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,559	$ 13,248
Cash distribution payable to unitholders	4,204	-
Current portion of deferred lease obligation	495	-
Due to a related party (Note 8)	341	-
	15,599	13,248
Long-term debt (Note 5)	35,600	25,800
Provision for future site restoration	6,807	1,208
Deferred lease obligation	180	-
Future income taxes (Note 9)	23,252	17,525
Unitholders' Equity		
Capital contributions (Note 6)	187,331	43,649
Accumulated (loss) income	(45,996)	859
Accumulated cash distributions	(36,880)	-
	104,455	44,508
	$ 185,893	$ 102,289

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY

Canadian Dollars ('000's)

	For the period March 6, 2001 to December 31, 2001
Unitholders' equity, beginning of period	$ 44,508
Net loss for the period	(46,855)
Net capital contributions	143,682
Cash distributions	(36,880)
Unitholders' equity, end of period	$ 104,455

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)

Canadian Dollars ('000's) except per unit amounts		For the Period March 6, 2001 to December 31, 2001
Revenue		
Gross production revenue	$	78,311
Less: Royalties (net of ARTC)		13,036
		65,275
Expenses		
Production		20,416
General and administrative		3,418
Management fee (Note 8)		1,153
Interest		2,671
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization (Note 4)		101,300
		162,711
Loss before taxes		(97,436)
Capital taxes		1,178
Future income tax recovery (Note 9)		(51,759)
		(50,581)
Net loss for the period		(46,855)
Accumulated income at beginning of period		859
Accumulated loss at end of period	$	(45,996)
Net loss per unit – basic and diluted	$	(3.39)

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS

Canadian Dollars ('000's) except per unit amounts		For the Period March 6, 2001 to December 31, 2001
Cash flow from operations	$	36,228
Cash drawn from debt and working capital		652
Cash distributions to unitholders	$	36,880
Actual cash distributions per unit	$	2.54

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars ('000's) except per unit amounts		**For the Period March 6, 2001 to December 31, 2001**
Cash provided by operating activities		
Net loss for the period	$	(46,855)
Add non-cash items:		
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization (Note 4)		101,300
Future income tax recovery		(51,759)
Amortization of deferred charges		(467)
Non-cash management fees (Note 8)		256
Cash flow from operations		36,228
Net change in non-cash working capital		(11,190)
		25,038
Cash used in investing activities		
Expenditures on property, plant and equipment		(10,979)
Acquisition of Maxx Petroleum Ltd. (Note 3)		(39,434)
Costs related to future acquisition (Note 13)		(331)
Acquisition of oil and gas properties		(2,604)
Proceeds on disposition of oil and gas properties		1,421
Cash reserve for future site reclamation		(479)
Net change in non-cash investing working capital		86
		(52,320)
Cash provided by financing activities		
Increase in long term bank debt		7,500
Settlement of financial instruments		(4,620)
Cash distributions to unitholders		(36,880)
Issue of trust units, net of issue costs		57,039
Net change in non-cash financing working capital		4,205
		27,244
Decrease in cash		(38)
Cash beginning of period		73
Cash end of period	$	35
Cash flow from operations per weighted average unit – basic and diluted	$	2.62
Supplemental disclosure of cash flow information		
Cash interest paid	$	2,733
Cash capital taxes paid	$	1,212

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars, tabular amounts in '000's – except unit and per unit amounts)

December 31, 2001

1. Structure of the Trust

Pursuant to a Plan of Arrangement ("the Plan") the shareholders of Founders Energy Ltd. ("Founders") approved a re-organization into Provident Energy Trust ("the Trust"). The Plan received the approval of the Court of Queens Bench and the Trust began operations effective March 6, 2001.

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated January 25, 2001, amended from time to time. The beneficiaries of the Trust are the unitholders. The Trust was established to hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow is provided to the Trust from the properties owned and operated by Provident Energy Ltd. ("Provident"). The shares of Provident are owned by the Trust and cash flow is paid from Provident to the Trust by way of royalty payments, interest payments and principal repayments. The cash payments received by the Trust are subsequently distributed to the unitholders monthly.

2. Significant accounting policies

(a) Basis of Presentation

These consolidated financial statements include the accounts of Provident Energy Trust ("the Trust"), Provident Energy Ltd. ("Provident") and the wholly owned subsidiaries of Provident.

(b) Joint venture operations

Substantially all of Provident's development and production activities are conducted jointly with others. The financial statements reflect only the Trust's proportionate interest in such activities.

(c) Property, plant and equipment

Oil and gas

The Trust follows the full cost method of accounting, whereby all costs associated with the acquisition and development of oil and gas reserves are capitalized. Maintenance and repair costs are charged in the current period against income from operations. Expenditures that extend the economic life of an asset are capitalized.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Trust's share of estimated proved oil and natural gas reserve volumes, before royalties. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate were to change by 20 percent or more.

Oil and gas properties are subject to a cost recovery test – "the Ceiling Test". This test limits the carrying value of the properties, net of future income taxes and accumulated provision for site restoration costs to the estimated undiscounted future net production revenue associated with the proved oil and gas reserves, plus the unimpaired costs of unproved properties less estimated future general and administration, the management fee, interest and income taxes. The test uses cost and prices in effect at the balance sheet date. In the application of the ceiling test, any excess carrying value of the assets on the balance sheet is charged to income in the current period.

Site reclamation

The provision for estimated future site reclamation is charged to depletion and depreciation expense using the unit-of-production method. The costs are estimated based on current regulations and industry standards. Actual future site reclamation payments are offset against the liability as the costs are incurred.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	30%
Furniture and fixtures	20%
Leasehold improvements	30%

(d) Income taxes

Provident follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) Unit option plan

The consideration received from the option holder upon the exercise of a unit option is credited to unitholders capital at the date of exercise with no compensation expense recognized at the time the option is issued or exercised.

(f) Use of estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) Hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled. (See Note 11)

(h) Per unit amounts

The Trust has applied the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations.

(i) Revenue recognition

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by Provident are recognized when title passes to the purchaser.

3. Acquisition of Maxx Petroleum Ltd ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favour of the Plan, which resulted in the amalgamation of Maxx with Provident. The Trust provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income (loss), from the date of purchase. Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed		
Property, plant and equipment	$	205,240
Working capital deficiency		(10,100)
Bank debt		(2,300)
Site restoration		(3,686)
Fair market value of financial hedges and physical contracts for petroleum products		(4,427)
Future income taxes		(57,120)
Other liability		(1,164)
	$	126,443
Consideration		
Cash	$	35,408
Acquisition costs incurred		4,026
Total cash consideration		39,434
Trust Units issued		87,009
	$	126,443

4. Property, plant and equipment

The ceiling test calculation for the Trust resulted in writedowns at both September 30, 2001 and December 31, 2001. The reduction to property, plant and equipment was a combined $101.3 million, coupled with a decrease to the future tax liability of $43.0 million. The net impact on the statement of operations was reduction in earnings of $58.3 million. The earnings impact was recorded as $101.3 million of additional depletion, depreciation and amortization with an offset booked as future tax recovery in the amount of $43.0 million.

At December 31, 2001, the Trust completed the ceiling test calculation using prices in effect at December 31, 2001 of Cdn$13.69 per barrel for heavy oil, Cdn$25.46 per barrel for light/medium oil, Cdn$3.65 per mcf for natural gas and Cdn$22.31 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $21.3 million. If the ceiling test was calculated using prices as of February 28, 2002, the results would have been a ceiling test cushion of approximately $15.0 million.

At September 30, 2001, the Trust completed the ceiling test calculation using prices in effect at September 30, 2001 of Cdn$16.77 per barrel for heavy oil, Cdn$29.72 per barrel for light/medium oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $37.0 million. If the ceiling test was calculated using the average prices for the month of September 2001, the results would have been a ceiling test cushion of approximately $9.5 million.

December 31, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	336,230	$	166,108	$	170,122
Office equipment		2,727		1,041		1,686
Total	$	338,957	$	167,149	$	171,808

March 6, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	121,658	$	33,427	$	88,231
Office equipment		1,066		637		429
Total	$	122,724	$	34,064	$	88,660

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2001 totalled $16,450,000 (March 6, 2001 - $10,364,000).

5. Long-term debt

As at December 31, 2001		
Revolving demand credit facility	$	35,600

Provident has an $85 million revolving demand credit facility with a syndicate of Canadian chartered banks. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime plus 0.5 percent to a maximum of prime plus 1.5 percent at various debt to cash flow multiples. At December 31, 2001, Provident was paying prime plus 0.75 percent. The weighted average interest rate for the period was 5.5 percent. The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, Provident has pledged a $125 million fixed and floating charge debenture against all of its assets. At December 31, 2001, a total of $35.6 million had been drawn against this facility.

6. Capital contributions

(a) **Authorized**

Unlimited number of common voting units

(b) **Issued**

For the period March 6, 2001 to December 31, 2001	Number of Units		Amount
Balance at beginning of the period	7,092,221	$	43,649
Units issued to acquire Maxx Petroleum Ltd.	7,475,000		87,009
Units issued to directors of Provident	19,600		243
Units issued from treasury	6,435,500		61,425
Unit issue costs, net of tax	-		(4,995)
Unitholders capital at end of the period	21,022,321	$	187,331

(c) **Units reserved**

There are 700,000 trust units reserved for the Employee Incentive Unit Option Plan. (Note 7)

The per trust unit amounts for the period from March 6, 2001 to December 31, 2001 were calculated based on the weighted average number of units outstanding of 13,812,533.

7. Unit option plan

The Employee Incentive Unit Option Plan (' the Plan') is administered by the Board of Directors of Provident. Under the Plan, all directors, officers, employees and certain consultants of Provident, with the exception of the officers of Provident Management Corporation, are eligible to participate in the Plan. Options are granted at a "strike price" which is not less than the closing price of the units on the Toronto Stock Exchange on the last trading day preceding the grant. In certain circumstances, based upon the cash distributions made on the Trust Units, the strike price may be reduced at the time of exercise of the option at the discretion of the option holder.

For the period March 6, 2001 to December 31, 2001

	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	-	-
Granted	645,900	$11.18
Cancelled/Expired	(34,800)	$11.42
Outstanding at end of period	611,100	$11.16
Exercisable at end of period	223,700	$11.14

At December 31, 2001, the Trust had 611,100 options outstanding with exercise prices ranging between $8.60 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.29 years and the weighted average exercise price is $11.16 per unit.

8. Related party transactions

The Trust and Provident are actively managed by Provident Management Corporation ("the Manager"). For the period ended December 31, 2001 the Manager was paid $897,195 related to the base management fee, calculated as two percent of operating income. The Manager also received a total return fee of $256,069, which was based on distributions and unit price performance during the period. The base management fee was settled monthly in cash and the total return fee was paid through the issue of 31,798 Trust units in February 2002. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or dispositions. The Manager is entitled to be reimbursed for general and administrative expenses, which amounted to $46,123 in the period. As at December 31, 2001, the amounts owed by Provident to the Manager totalled $340,591 to be settled with a combination of cash and Trust Units.

9. Future income taxes

The difference between the accounting value and the income tax value of assets and liabilities, which comprise the future tax liability, are as follows:

For the period March 6, 2001 to December 31, 2001		
Petroleum and natural gas properties and other	$	19,691
Production facilities		3,561
	$	23,252

The future income tax provision differs from the expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 42.6 percent as follows:

For the period March 6, 2001 to December 31, 2001		
Expected income tax recovery	$	(41,508)
Increase (decrease) resulting from:		
Non-deductible crown charges and other payments		4,320
Federal resource allowance		(4,799)
Alberta Royalty Tax Credit		(175)
Provincial credit		(2,431)
Payments to the Trust		(6,470)
Other		(696)
	$	(51,759)

10. Commitments

Provident has office commitments that extend through December 2009. Future minimum lease payments for the following five years are: 2002 - $915,000; 2003 - $865,000; 2004 - $915,000; 2005 - $1,085,000; 2006 - $1,080,000.

11. Financial instruments and hedging

The Trust uses financial instruments and physical delivery commodity contracts from time to time to reduce its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates. Gains and losses relating to these transactions are deferred and recognized in the financial statement category to which the hedge relates at the time the underlying commodity is sold or when the positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Trust's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Trust could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract.

(a) Commodity price

(i) Crude oil

For the period March 6, 2001 to December 31, 2001, the Trust received $4,575,449 to settle various oil market based contracts on an aggregate volume of 1,293,000 barrels. The contracts had terms commencing between March 6, 2001 and July 1, 2001, expiring between June 30, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $4.7 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31

(ii) **Natural gas**

For the period March 6, 2001 to December 31, 2001, the Trust received $4,223,803 to settle various natural gas market based contracts on an aggregate of 2,328,000 gigajoules ("GJ") at AECO with contract terms commencing between March 6, 2001 and November 1, 2001, expiring between March 31, 2001 and December 31, 2001. As at December 31, 2001 the estimated value of contracts in place settled at market prices at December 31 would have resulted in a gain of $3.0 million. The contracts in place at December 31 are summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Natural Gas	5,000 mcfd	Cdn$4.40 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31

(b) Foreign exchange contracts

For the period March 6, 2001 to December 31, 2001, the Trust paid out $127,560 to settle two U.S. dollar forward sales contracts on $3,166,664 U.S. dollars at an average exchange rate of 1.4937. For 2002, the Trust has no foreign exchange contracts in place.

12. Cash reserve for future site reclamation

Provident established a cash reserve effective May 1, 2001 for future site reclamation expenditures. In accordance with the royalty agreement, Provident funds the reserve by paying $0.20 per barrel of oil equivalent produced on a 10:1 basis into a segregated cash account. Actual expenditures incurred are then funded from the cash in this account. For the period ended December 31, 2001 the cash amount contributed to the reserve was $478,703. Actual expenditures incurred for the period, net of salvage values, totalled $54,688.

13. Subsequent event

On January 16, 2002, Provident announced it had completed the acquisition of Richland Petroleum Corp. ("Richland"). The pending deal was announced in November 2001after both entities had signed agreements to effect a business combination pursuant to a Plan of Arrangement ("Plan"). The Plan provided that the Trust acquire all of the issued and outstanding shares of Richland, with the Richland shareholders receiving, in exchange for each Richland share held, 0.4 of a Trust unit for a total of 11.2 million units and one share in a newly incorporated exploration and production company. The Plan was approved on January 15, 2002 by approximately 99.5 percent of the Richland shares voted at the special meeting of Richland's shareholders and on January 16, 2002, the Court of Queens Bench issued its Final Order approving the Plan. The business combination will be accounted for using the purchase method of accounting.

Interested parties should refer to Richland Information Circular, dated December 14, 2001, for further information with respect to the Plan of Arrangement.

14. Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the consolidated financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Trust's Form 20F.

SCHEDULE B

INFORMATION RESPECTING RICHLAND PETROLEUM CORPORATION

Principal Oil and Gas Properties

The following sets out the principal properties of Richland and certain operational information related thereto:

Paddle River/Heldar, Alberta

The Paddle River/Heldar area, 60 miles northwest of Edmonton, had been Richland's primary growth area for natural gas in 1999 and 2000. During 2001, gas production declined 48 percent and oil and liquids production declined 55 percent, primarily due to increasing water production at a significant well. As at December 31, 2001, Richland had an interest in 30,900 gross (26,100 net) acres of undeveloped land in the area. Production for the twelve months ending December 31, 2001 averaged 7.8 mmcfd of natural gas and 308 bpd of oil and liquids. The reserve evaluation dated February 15, 2002 prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and effective as of January 1, 2002 (the "McDaniel Report") assigned 3.2 mmboe of proved reserves and 1.4 mmboe of probable reserves to this interest.

Whitecourt, Alberta

Located 15 miles northwest of Paddle River, Richland acquired an interest in 76,000 gross acres (32,600 net acres) of undeveloped land, a 45 percent ownership in a 65 mmcfd gas plant with substantial unused capacity, and approximately 40 bpd of oil and liquids and 6.1 mmcfd of natural gas production in the Whitecourt area effective January 1, 2001. This is a multi-zone area targeting natural gas with liquids, which has significant exploitation upside. Richland drilled 13 gross (6 net) wells in the area in 2001. As at December 31, 2001, Richland had an interest in 78,000 gross (34,200 net) acres of undeveloped land in the area. Production for the twelve months ending December 31, 2001 averaged 56 bpd of oil and liquids and 7.3 mmcfd of natural gas. The McDaniel Report assigned proved reserves of 3.4 mmboe and probable reserves of 1.1 mmboe to this interest.

Southern Alberta

Southern Alberta was Richland's most active area in 2001, with 34 gross (28 net) wells drilled. The area is primarily a multi-zone shallow gas play, with year-round access. At December 31, 2001, Richland had an interest in 88,200 gross (66,700 net) acres of undeveloped land in the area. Production in 2001 averaged 9.0 mmcfd of natural gas and 553 bpd of oil and liquids. The McDaniel Report assigned 3.7 mmboe of proved reserves and 1.8 mmboe of probable reserves to this interest.

Southeast Saskatchewan

Southeast Saskatchewan is Richland's primary oil producing area. At December 31, 2001 Richland had an interest in 35,400 gross (28,500 net) acres of undeveloped land in the area. Production in 2001 averaged 1,573 boed, consisting primarily of crude oil. The McDaniel Report assigned 3.5 mmboe of proved reserves and 1.3 mmboe of probable reserves to this interest.

East Lost Hills, California

At December 31, 2001, Richland's United States subsidiary had a 4.13 percent working interest in approximately 32,000 gross (1,300 net) acres of exploratory land in the San Joaquin basin of California. Exploration at East Lost Hills targets the Temblor formation at depths greater than 16,000 feet. To date, the East Lost Hills consortium has drilled four wells into the feature. Two additional wells are currently being drilled at depths in excess of 17,000 feet. The consortium has shot a large (165 sq. mile) 3D seismic program to assist in the optimization of this gas discovery.

The first well into the feature blew out at a depth of 16,700 feet. A relief well was sidetracked after killing the blowout and was completed, pending the testing of other wells. The third well, Berkley East Lost Hills #1, was drilled to a total depth of 19,742 feet and was tied into existing facilities in the area. Production from this well, which was placed on-stream in February, has been limited to less than 2.0 mmcfd pending the installation of water disposal facilities in 2002.

Net production in 2001 averaged 0.1 mmcfd of natural gas and 8 bpd of liquids. The McDaniel Report assigned 0.4 mmboe of proved reserves and 0.8 mmboe of probable reserves to this interest.

Oil and Natural Gas Reserves

The oil and natural gas reserves of the Company were independently evaluated by McDaniel & Associates Consultants Ltd., with an effective date of January 1, 2002, and presented in a report dated February 15, 2002 (the "McDaniel Report"). McDaniel conducted a detailed review of all properties in which the Company had an interest as of December 31, 2001.

Following is a summary, as at January 1, 2002, of the McDaniel Report's estimate of Richland's crude oil, NGLs and natural gas reserves attributable to the properties and the present worth value of the estimated future net cash flows associated with such reserves, based on escalated and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Richland's crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The probable additional reserve volumes and the present value of estimated future cash flows from such reserves as shown in the tables have been reduced by a factor of 50 percent to account for risk.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0%	10%	15%	20%
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	($000's)			
Proved Reserves										
Producing	3,972	645	43,956	3,365	437	33,380	169,314	120,069	105,636	94,739
Non-Producing	240	55	8,285	192	39	6,016	24,798	13,589	11,350	9,830
Undeveloped	344	75	2,150	280	59	1,657	8,987	6,064	5,079	4,298
Total Proved	4,556	775	54,391	3,837	535	41,052	203,100	139,722	122,064	108,867
Probable[6]	895	259	12,772	743	190	9,796	48,689	25,435	20,046	16,376
TOTAL	5,451	1,034	67,163	4,580	725	50,848	251,789	165,157	142,110	125,243

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0% ($000's)	10% ($000's)	15% ($000's)	20% ($000's)
Proved Reserves										
Producing	3,966	644	43,967	3,392	437	33,383	130,570	95,870	85,362	77,311
Non-Producing	240	55	8,297	195	39	6,017	16,880	9,644	8,107	7,042
Undeveloped	344	75	2,150	284	59	1,657	6,043	3,867	3,133	2,552
Total Proved	4,549	775	54,414	3,870	535	41,057	153,492	109,381	96,603	86,904
Probable(6)	895	259	12,778	755	190	9,798	34,061	18,499	14,709	12,082
TOTAL	5,444	1,034	67,192	4,625	725	50,855	187,553	127,880	111,312	98,986

Notes:

(1) "Gross" means Richland's working interests and/or royalty interests share of reserves before deducting royalties owned by others. "Net" means Richland's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniel of these and other factors necessary to estimate provincial and other royalties.

(2) "Proved reserves" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(3) "Proved producing reserves" means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(4) "Proved non-producing reserves" are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5) "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6) "Probable additional reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category, which can be realistically estimated for the pool on the basis of enhanced recovery processes, which can be reasonably expected to be instituted in the future. A risk adjustment factor of 50 percent to allow for geological and engineering risks associated with probable reserves has been applied to the McDaniel Report.

(7) The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on December 31, 2001 corporate average prices of Cdn$21.96 per barrel of oil, Cdn$22.90 per barrel of NGL, and Cdn$2.41 per thousand cubic feet of natural gas. Prices, production and capital costs have not been adjusted for the effects of inflation.

(8) Escalated prices used, based on McDaniel's price forecasts at January 1, 2002, are as follows:

	Crude Oil		Natural Gas
	WTI at Cushing $US/barrel	Light Sweet Crude at Edmonton $CDN/barrel	Alberta Average $CDN/MMBTU
2002	20.00	30.30	4.15
2003	20.90	31.10	4.40
2004	21.80	32.00	4.45
2005	22.20	32.10	4.45
2006	22.60	32.20	4.45
2007	23.10	32.90	4.50
2008	23.60	33.60	4.50
2009	24.10	34.30	4.55
2010	24.60	35.00	4.65
2011	25.10	35.70	4.75

*Escalated at 2.0 percent per annum until 2021 and thereafter flat.

(9) The Canadian dollar exchange rate for United States dollars is assumed to be $0.64 = $1.00 CDN for 2002, $0.65 U.S. = $1.00 CDN for 2003, $0.66 U.S. = $1.00 CDN for 2004, $0.67 U.S. = $1.00 CDN for 2005 and $0.68 U.S. = $1.00 CDN from 2006 for the life of the forecast.

(10) Capital and operating costs were escalated from 2001 values using inflation forecasts of 2 percent per year in the escalated price cases.

(11) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the escalated price case are $11.3 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the escalated price case are $9.3 million (2002) and $1.41 million (2003).

(12) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the constant price case are $11.0 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the constant price case are $9.1 million (2002) and $1.3 million (2003).

(13) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(14) ARTC has been included in this analysis in the corporate cash flows.

Reserve Reconciliation

		Crude Oil (mbbl)		NGLs (mbbl)		Natural Gas (mmcf)		BOE at 6:1 (000s)	
		Proved	Probable	Proved	Probable	Proved	Probable	Proved	Probable
Reserves at December 31, 2000		5,209	1,975	1,088	674	45,832	22,458	13,936	6,392
Discoveries		178	58	22	11	7,620	3,373	1,470	631
Acquisitions		80	58	120	34	19,940	5,748	3,523	1,050
Dispositions		-	-	-	-	(114)	-	(19)	-
Revisions	#	(66)	(301)	(319)	(201)	(9,303)	(6,035)	(1,935)	(1,508)
Production		(845)	-	(136)	-	(9,585)	-	(2,579)	-
Reserves at December 31, 2001		4,556	1,790	775	518	54,391	25,544	14,396	6,565

Reserve Life Index

	Oil		NGLs		Natural Gas		MBOE at 6:1	
	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable	Proved	Proved + Probable
Reserves at December 31, 2001	4,556	6,346	775	1,293	54,391	25,543	14,396	11,896
2001 Production	845	845	136	136	9,585	9,585	2,579	2,579
Reserve Life Index in Years	5.4	7.5	5.7	9.5	5.7	2.7	5.6	4.6

Finding and On-Stream Costs

(at 6:1)	2001	2000	1999
Net capital expenditures	81,756	48,490	28,456
Cash flow netback ($/boe)	16.11	14.50	8.84
Reserve additions including revisions (mboe at 6:1)			
Proved	3,435	5,152	3,609
Probable	315	1,399	918
Proved + probable	3,750	6,551	4,527
Finding and on-stream costs ($/boe)			
Proved	23.80	9.41	7.88
Established (proved + 1/2 probable)	22.76	8.29	7.00
Proved + probable	21.80	7.40	6.29
Recycle ratio			
Proved	0.68	1.54	1.12
Proved + probable	0.74	1.96	1.41

Land Holdings

The following table summarizes Richland's land holdings as at December 31, 2001:

	Undeveloped Acres	
	Gross	Net
Alberta	377,184	224,198
Saskatchewan	35,409	28,451
United States	32,000	1,322
Total	444,593	253,971

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2001, Richland's interests in producing and shut-in wells:

	Producing Wells				Shut-In Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta	45	17.1	109	61.9	2	0.5	25	13.6
Saskatchewan	188	75.4	0	0	25	13.6	0	0
Unites States	0	0	1	0.1	0	0	3	0.1
Total	233	92.5	110	62	27	14.1	28	13.7

Notes:

(1) "Shut-In" wells means wells which are not producing but which may be capable of production. Shut-in wells in which Richland had an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation.

(2) "Gross" wells are defined as the total number of wells in which Richland had an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Richland's percentage working interest.

Capital Expenditures

The following tables show capital expenditures for the Corporation in the categories indicated:

5-Year Annual Summary

	Year ended December 31,				
($thousands)	2001	2000	1999	1998	1997
Land acquisition and retention	2,849	4,475	2,225	2,710	3,321
Seismic	3,293	2,446	1,038	1,515	3,036
Drilling	25,690	21,339	10,752	9,492	17,994
Facilities and workovers	13,784	8,159	3,175	1,337	4,249
Capitalized overhead	1,496	1,455	1,148	1,879	1,683
Other	344	269	209	195	152
Total capital expenditures	47,456	38,143	18,547	17,128	30,435
Add: Acquisition of assets	35,565	11,867	20,750	25,902	-
Less: Disposition of assets	(1,265)	(1,520)	(10,841)	(10,910)	(10,909)
Net capital expenditures	81,756	48,490	28,456	32,120	19,526

2001 Quarterly Summary

	Three months ended			
($thousands)	March 31	June 30	September 30	December 31
Land acquisition and retention	1,358	1,091	305	95
Seismic	1,241	458	512	1,082
Drilling	10,413	7,103	5,132	3,042
Facilities and workovers	3,334	4,580	1,531	4,339
Capitalized overhead	489	351	334	322
Other	237	63	25	19
Total capital expenditures	17,072	13,646	7,839	8,899
Add: Acquisition of assets	34,445	1,093	(115)	142
Less: Disposition of assets	(55)	-	(797)	(413)
Net capital expenditures	51,462	14,739	6,927	8,628

2000 Quarterly Summary

	Three months ended			
($thousands)	March 31	June 30	September 30	December 31
Land acquisition and retention	976	972	1,490	1,037
Seismic	563	478	442	963
Drilling	7,955	4,559	4,869	3,956
Facilities and workovers	1,872	2,242	1,716	2,329
Capitalized overhead	404	350	331	370
Other	153	56	35	25
Total capital expenditures	11,923	8,657	8,883	8,680
Add: Acquisition of assets	7,816	440	3,161	450
Less: Disposition of assets	-	(935)	(645)	60
Net capital expenditures	19,739	8,162	11,399	9,190

Drilling Activity

The following table summarizes the number of wells drilled by the Company during the years ended December 31, 2001 and 2000:

	Year ended December 31, 2001		Year ended December 31, 2000	
	Gross[(1)]	Net[(2)]	Gross[(1)]	Net[(2)]
Exploratory				
Crude Oil	3	2.0	5	1.8
Natural Gas	10	6.6	20	15.4
Dry and Abandoned	6	4.3	12	8.9
Total Exploratory	19	12.9	37	26.1
Development				
Crude Oil	7	5.1	8	3.4
Natural Gas	31	21.6	15	10.5
Dry and Abandoned	8	7.0	3	1.9
Total Development	46	33.7	26	15.8
Total				
Crude Oil	10	7.1	13	5.2
Natural Gas	41	28.2	35	25.9
Dry and Abandoned	14	11.3	15	10.8
Total	**65**	**46.6**	**63**	**41.9**

Notes:

(1) "Gross" wells refers to all wells in which the Corporation has either a working interest or a royalty interest.

(2) "Net" wells refers to the aggregate of the percentage working interests of the Corporation in the gross wells before royalties and on a before payout basis, unless the wells have already paid out.

History - Daily Sales Volumes and Netbacks

The following tables set forth the daily sales volumes and netbacks to Richland on a quarterly basis for 2001 and 2000:

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001
Daily Sales Volumes					
Oil (bbls/d)	2,371	2,308	2,260	2,319	2,314
NGL (bbls/d)	437	383	295	377	373
Natural Gas (mcf/d)	26,403	25,143	25,675	27,806	26,259
Boe/d	7,209	6,882	6,834	7,330	7,063
Crude Oil Netback ($/bbl)					
Average sales price	35.00	35.32	35.09	22.30	31.89
Hedging adjustment	0.34	0.66	1.46	5.38	1.97
Royalties, net of ARTC	(7.78)	(8.07)	(7.95)	(3.92)	(6.92)
Production expenses	(5.55)	(6.21)	(6.51)	(5.82)	(6.02)
Operating netback	22.01	21.70	22.09	17.94	20.92
NGL Netback ($/bbl)					
Average sales price	44.28	38.42	28.98	20.31	33.62
Royalties, net of ARTC	(17.07)	(13.61)	(10.37)	(7.75)	(12.47)
Production expenses	(7.64)	(7.57)	(7.26)	(9.16)	(7.93)
Operating netback	19.57	17.24	11.35	3.40	13.22
Natural Gas Netback ($/mcf)					
Average sales price	9.06	6.67	3.96	4.60	6.04
Hedging adjustment	(1.30)	(0.54)	0.11	0.22	(0.36)
Royalties, net of ARTC	(2.82)	(1.73)	(0.79)	(0.77)	(1.51)
Production expenses	(0.74)	(0.75)	(0.73)	(0.70)	(0.73)
Operating netback	4.20	3.65	2.55	3.35	3.44
Per BOE ($/boe at 6:1)					
Average sales price	47.39	38.33	27.70	25.39	34.64
Hedging adjustment	(4.66)	(1.74)	0.91	2.55	(0.71)
Royalties, net of ARTC	(13.92)	(9.80)	(6.05)	(4.48)	(8.53)
Production expenses	(5.00)	(5.26)	(5.22)	(4.96)	(5.10)
Operating netback	23.81	21.53	17.34	18.50	20.30

	First Quarter 2001	Second Quarter 2001	Third Quarter 2001	Fourth Quarter 2001	Year 2001
Daily Sales Volumes					
Oil (bbls/d)	2,371	2,308	2,260	2,319	2,314
NGL (bbls/d)	437	383	295	377	373
Natural Gas (mcf/d)	26,403	25,143	25,675	27,806	26,259
Boe/d	7,209	6,882	6,834	7,330	7,063
Crude Oil Netback ($/bbl)					
Average sales price	35.00	35.32	35.09	22.30	31.89
Hedging adjustment	0.34	0.66	1.46	5.38	1.97
Royalties, net of ARTC	(7.78)	(8.07)	(7.95)	(3.92)	(6.92)
Production expenses	(5.55)	(6.21)	(6.51)	(5.82)	(6.02)
Operating netback	22.01	21.70	22.09	17.94	20.92
NGL Netback ($/bbl)					
Average sales price	44.28	38.42	28.98	20.31	33.62
Royalties, net of ARTC	(17.07)	(13.61)	(10.37)	(7.75)	(12.47)
Production expenses	(7.64)	(7.57)	(7.26)	(9.16)	(7.93)
Operating netback	19.57	17.24	11.35	3.40	13.22
Natural Gas Netback ($/mcf)					
Average sales price	9.06	6.67	3.96	4.60	6.04
Hedging adjustment	(1.30)	(0.54)	0.11	0.22	(0.36)
Royalties, net of ARTC	(2.82)	(1.73)	(0.79)	(0.77)	(1.51)
Production expenses	(0.74)	(0.75)	(0.73)	(0.70)	(0.73)
Operating netback	4.20	3.65	2.55	3.35	3.44
Per BOE ($/boe at 6:1)					
Average sales price	47.39	38.33	27.70	25.39	34.64
Hedging adjustment	(4.66)	(1.74)	0.91	2.55	(0.71)
Royalties, net of ARTC	(13.92)	(9.80)	(6.05)	(4.48)	(8.53)
Production expenses	(5.00)	(5.26)	(5.22)	(4.96)	(5.10)
Operating netback	23.81	21.53	17.34	18.50	20.30

2001 Sensitivity Analysis

The following table shows the effect on 2001 cash flow and earnings of the following sensitivities:

	Cash Flow		Earnings	
Change Description	**Amount ($millions)**	**Per Share (diluted)**	**Amount ($millions)**	**Per Share (diluted)**
US$1.00/bbl in WTI crude oil	0.7	$0.03	0.6	$0.02
Cdn$0.10/mcf of natural gas	0.5	$0.02	0.4	$0.01
US$0.01 in US$/Cdn$ exchange rate	0.1	$0.00	0.1	$0.00
1% in the prime interest rate	0.5	$0.02	0.4	$0.01

Competitive Conditions and Risk Factors

Richland's operations are subject to all of the risks normally associated with the exploration, development and other operations conducted in respect of oil and natural gas properties. In drilling wells, Richland may encounter or experience unexpected formations or pressures, blow-outs, cratering and fires. In producing wells, Richland may encounter or experience premature decline of reservoirs and invasion of water into producing formations. Any of these occurrences could result in material losses, liabilities or costs to the Company. While Richland carries insurance coverage in accordance with standard industry practice, it has not and cannot fully insure against all of these risks.

Richland's oil and natural gas operations are also subject to extensive controls and regulations imposed by various levels of government. The future value of Richland's properties depends on various local, national and international economic and political factors that are beyond the control of the Company. Richland must compete in all aspects of its operations with a number of corporations, some of which may have greater technical and financial resources.

The reserves and estimated future cash flows from the Company's properties have been independently evaluated in a reserve report prepared by McDaniel & Associates Consultants Ltd. These estimates include a series of assumptions relating to factors such as recoverability and marketability of production, future prices of oil and natural gas, operating costs, future capital expenditures and royalties and other government levies that may be imposed over the producing life of the reserves. Many of these assumptions are subject to change beyond the control of the Company. Richland's' ability to increase reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects. There is no assurance that Richland's future exploration and development efforts will result in the discovery and development of additional commercial accumulations of oil and natural gas.

The price that Richland receives for its oil and natural gas production is market determined and has been subject to considerable volatility over which Richland has no control. A sustained material decline in prices could result in a material decline in the Company's net production revenue and overall value. The ability of Richland to sell its oil and natural gas production is subject to many factors, including price and other market fluctuations, the proximity and capacity of both oil and natural gas pipelines and processing facilities and extensive government regulation. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Company's reserves. Richland may also elect not to produce from certain wells at lower prices. All of these factors could result in a material decline in the Company's net production revenue and overall value.

Richland mitigates many of these business risks by employing highly skilled and experienced employees and utilizing the latest available technology to conduct its business. The Company is also moving to balance its asset mix and utilizes hedging products from time to time to reduce its exposure to fluctuating commodity prices and exchange rates.

Marketing

Richland sells its crude oil to major crude oil aggregators under short-term floating price crude oil sales contracts, with the majority of production pipeline-connected. Richland's natural gas production is sold to natural gas aggregators at spot market prices. The Company has no significant long-term gas sales contracts. For details of marketing strategies and current hedging positions on oil and gas prices, refer to the section entitled "Marketing and Risk Management" in the MD&A section of this report.

Environmental Matters

All oil and gas operations are subject to federal, provincial and municipal legislation regarding environmental risks and hazards, including restrictions and prohibitions on spills, releases or emissions of various substances produced in connection with oil and gas operations. Environmental law also requires that well and facility sites be abandoned and reclaimed to the satisfaction of the relevant authorities. Any breach of this legislation may result in the imposition of fines and penalties. Richland is not aware of any present material liability relating to environmental compliance.

As these requirements apply to all operators in the Western Canadian oil and gas industry, it is unlikely that the Company's competitive position within the industry will be affected by these regulations.

Employees

Richland had 35 full time employees as at December 31, 2001.

Selected Consolidated Financial Information

Annual Data *(in thousands of Canadian dollars)*

Year ended December 31	2001	2000	1999
Revenues, net of royalties	65,833	54,806	27,923
Net earnings (loss)	3,987	7,065	3,702
Per share basic	0.15	0.28	0.17
Per share diluted	0.15	0.28	0.17
Total assets	192,495	150,671	112,591
Long term debt	75,973	47,146	33,139

Quarterly Data *(in thousands of Canadian dollars)*

Year ended December 31, 2001	Q1	Q2	Q3	Q4	Total
Revenues, net of royalties	18,994	16,786	14,188	15,865	65,833
Net earnings (loss)	3,815	3,241	1,405	(4,474)	3,987
Per share basic	0.14	0.13	0.05	(0.17)	0.15
Per share diluted	0.14	0.12	0.05	(0.16)	0.15
Cash flow from operations	12,925	11,210	8,227	8,872	41,234
Per share basic	0.49	0.42	0.30	0.34	1.55
Per share diluted	0.48	0.41	0.30	0.34	1.53

Year ended December 31, 2000	Q1	Q2	Q3	Q4	Total
Revenues, net of royalties	11,166	13,450	13,961	16,229	54,806
Net earnings (loss)	831	2,242	1,380	2,612	7,065
Per share basic	0.03	0.09	0.06	0.10	0.28
Per share diluted	0.03	0.09	0.06	0.10	0.28
Cash flow from operations	6,813	9,127	9,287	11,498	36,725
Per share basic	0.27	0.36	0.36	0.46	1.45
Per share diluted	0.27	0.35	0.36	0.46	1.44

Dividends

No dividends have been paid on any shares of the Company since the date of its incorporation and it is not anticipated that any dividends will be paid on the Common Shares in the immediate or foreseeable future.

Richland's demand revolving operating facility with a Canadian chartered bank provides that the Company may not declare a dividend without the prior approval of the bank.

Management's Discussion and Analysis

Sales and Revenue

Richland's sales averaged 7,064 boe in 2001, a 2% increase from 6,919 boe in 2000. Natural gas sales averaged 26.3 mmcf per day in 2001, a 15% increase from 22.9 mmcf per day in 2000. Crude oil sales dropped 8% in 2001,averaging 2,314 bopd compared to 2,507 bopd in 2000. NGL sales averaged 373 bopd in 2001, a 37% decrease from 594 bopd in 2001. New gas production additions brought on-stream during the year were partially offset by declining liquids-rich gas production at Heldar.

Gross production revenue in 2001 was $87.6 million, a 13% increase from $77.3 million in 2000, reflecting stronger natural gas prices combined with higher gas production volumes.

Oil and Gas Producing Areas

	Crude Oil and NGLs (bbls/d)				Natural Gas (mcf/d)			
	2001	%	2000	%	2001	%	2000	%
Badger	185	6.9	226	7.3	260	1.0	276	1.2
Buffalo Head	110	4.1	140	4.5	62	0.2	66	0.3
Eyremore	51	1.9	12	0.4	3,694	14.2	2,353	10.3
Hartaven	159	5.9	214	6.9	-	-	-	-
Kingsford	163	6.1	272	8.8	-	-	-	-
Little Bow	199	7.4	94	3.0	1,288	4.9	352	1.5
Lodgepole	44	1.6	58	1.9	710	2.7	739	3.2
Paddle River / Heldar	308	11.5	567	18.3	7,830	30.0	13,970	61.0
Redvers	117	4.4	155	5.0	77	0.3	110	0.5
Retlaw	23	0.9	34	1.1	2,812	10.8	3,411	14.9
Wapella	423	15.8	476	15.3	-	-	-	-
Weburn	337	12.6	371	12.0	-	-	-	-
Whitecourt	56	2.1	-	-	7,272	27.9	-	-
Wildwood	27	1.0	7	0.2	583	2.2	15	0.1
Other	476	17.8	475	15.3	1,477	5.7	1,619	7.1
Total	2,678	100.0	3,101	100.0	26,065	100.0	22,911	100.0

Prices

Weaker world oil prices led to a 20% decrease in Richland's average crude oil wellhead price to $31.88 per barrel ($33.85 net of hedging), compared to $39.75 per barrel ($33.52 net of hedging) in 2000. The average WTI reference price decreased 15% to US $25.90 in 2001 from US $30.30 in 2000. The average differential between the Canadian reference price and Richland's wellhead price rose from $4.50 per barrel in 2000 to $7.26 per barrel in 2001, reflecting a higher proportion of medium gravity oil production during the year.

The Company's wellhead price for NGLs remained almost unchanged, averaging $33.61 per barrel in 2001 after averaging $33.77 per barrel in 2000.

Richland's average wellhead price for natural gas rose 17% in 2001 to average $5.68 per mcf ($6.04 net of hedging) compared to $5.15 per mcf ($4.67 net of hedging) in 2000. The increase is the direct result of higher Canadian reference prices during the year. The AECO monthly index averaged $6.27 per mcf during 2001, a 25% increase from $5.03 per mcf in 2000.

Marketing and Risk Management

Richland's gas sales portfolio is reviewed on a regular basis both internally and externally, utilizing the expertise of a major gas marketing firm.

The majority of Richland's gas is sold in West Central Alberta, where gas may be sold on the ATCO system, transferred to the NOVA system or sold into the Alliance pipeline. This flexibility allows Richland to maximize the benefit of the current high gas price environment through a combination of monthly and daily short-term contracts. This gas also has above-average heating value, commanding premium pricing.

Richland's crude oil is primarily high quality light oil. The crude oil and natural gas liquids are sold pursuant to short-term contracts with major aggregators. The Company received an average crude oil price at the wellhead of $31.88 per barrel in 2001, compared to the average Edmonton posted price of $39.14 per barrel.

Richland has a risk management policy in place, authorizing management to fix the price on up to 50 percent of oil and gas sales. As part of this strategy, the Company regularly reviews the entire product portfolio, to protect a minimum cash flow to ensure the continued ability to fund ongoing capital activities. In 2001, these hedging activities resulted in a reduction in revenues of $1.8 million, compared to $9.7 million in 2000. At present, Richland has locked in the price on approximately 40 percent of its projected 2002 oil and gas production. Looking forward to 2002, prices have been fixed on less than 20 percent of projected natural gas production.

Hedging transactions and fixed price contracts have been entered into as follows:

Gas (prices quoted at AECO [Alberta Border])	**Volume**		**Price**
Fixed Price Contracts			
January 2001 - October 2002	3,500 GJ/day		$6.22/GJ
Swaps			
November 2001 - October 2003	3,000 GJ/day		$4.75/GJ
November 2001 - October 2003	3,000 GJ/day		$5.20/GJ
Collars		Minimum	Maximum
November 2001 - October 2002	3,000 GJ/day	$6.00/GJ	$8.55/GJ

Royalties

Royalties, net of Alberta Royalty Tax Credit, were $22.0 million in 2001, down 2 percent from $22.5 million in 2000. Royalty rates in 2001 averaged 24.6% of oil and gas sales, before hedging, compared to 25.8% in 2000. The decrease is attributable to lower pricing for oil resulting in a reduced royalty rate, and a reduction in higher royalty NGLs in the production mix. Gas royalty rates, before hedging, have remained almost unchanged, as maximum rates have been in effect for the majority of the past two years. Hedging activities reduced revenues in 2001 by $1.8 million, compared to a reduction of $9.7 million in 2000. After hedging, royalty rates in 2001 averaged 25.1% of revenues, compared to 29.1% of revenues in 2000. Richland claimed the maximum allowable Alberta Royalty Tax Credit of $0.5 million in 2001.

Operating Expenses

Operating costs for the year were $13.2 million or $5.10 per boe, up from $11.2 million or $4.44 per boe in 2000. The increased operating costs reflect higher electricity and trucking charges in 2001. Richland continues to focus its efforts on reducing per unit operating expenses wherever possible.

General and Administrative Expenses

General and administrative expenses in 2001 were $3.9 million or $1.51 per boe for the first nine months of 2001, compared to $2.6 million or $1.03 per boe in 2000. The increased costs reflect bonuses paid in 2001, payments made under the share appreciation rights plan, and $0.7 million in bad debt expense. Richland capitalized $1.5 million in general and administrative costs relating to its exploration and drilling activities in 2001, unchanged from 2000.

	2001		2000	
	$thousands	per boe	$thousands	per boe
Gross G&A costs	6,428	2.49	4,946	1.95
Recoveries from operations	(1,043)	(0.40)	(892)	(0.35)
Net G&A costs	5,385	2.09	4,054	1.60
Capitalized G&A costs	(1,496)	(0.58)	(1,457)	(0.58)
Total G&A expense	3,889	1.51	2,597	1.03

Interest Expense

Interest expense increased to $4.6 million in 2001 from $3.2 million in 2000. The average debt outstanding increased from $45.5 million in 2000 to $73.1 million in 2001, primarily due to the Whitecourt asset acquisition at the beginning of the year. Bank debt of $76 million at year-end was financed mainly through Bankers Acceptances, with interest rates below the Canadian Prime Rate.

Site Restoration

The Company provides for the estimated future costs of site restoration and abandonment on a unit of production basis. At year-end, Richland's engineers estimated total future costs to be $6.4 million. The 2001 provision of $0.7 million is up slightly from $0.6 million in 2000, reflecting a higher well count at year-end.

Depletion and Depreciation

Depletion and depreciation expense in 2001 was $32.5 million or $12.61 per boe, compared to $20.8 million or $8.21 per boe in 2000. The increase in the depletion rate is due to a Cdn $3.7 million ceiling test write-down of assets in the U.S., and higher finding and on-stream costs in 2001.

Income and Other Taxes

Tax expense was $7.0 million in 2001, compared to $9.3 million in 2000. The decrease is attributable to current and prior period adjustments for a 2% decrease in the Alberta tax rate, current taxes payable at a reduced rate of 29.1 percent (versus 42.6 percent) resulting from Alberta tax relief for Attributed Canadian Royalty Income deductions, and a $0.2 million reduction in capital taxes payable due to lower Saskatchewan oil revenues.

Included in the 2001 expense is capital tax of $1.0 million, of which $0.6 million is related to Saskatchewan Corporation Capital Tax and Resource Surcharge taxable at 3.6 percent, and $0.4 million is attributable to federal Large Corporations Tax payable at 2.25 percent.

Richland began paying cash income taxes in 2001. Tax expense includes $2.5 million in current federal income taxes. Richland's history of acquisitions leaves the company with significant tax pools, but the timing of the deductions of these pools results in current tax being payable.

At year-end, the Company had unused federal tax pools totalling $104.3 million, which may be used to offset future income tax liabilities. At the provincial level, a year-end balance of $4.5 million in

Attributed Canadian Royalty Income carry-forwards is also available to offset taxable income for Alberta purposes.

Tax Pool Balances ($thousands)	December 31, 2001
Canadian exploration expense	-
Canadian development expense	26,060
Canadian oil and gas property expense	48,080
Undepreciated capital cost	29,936
Other	204
Total	104,280

Cash flow from operations was $41.2 million in 2001, compared to $36.7 million in 2000, as a result of increased gas production, combined with higher gas prices. Basic cash flow for the year was $1.55 per share ($1.53 per share diluted) compared to $1.45 per share ($1.44 per share diluted) in 2000. Cash flow netbacks were $15.99 per boe in 2001 compared to $14.50 per boe in 2000.

Earnings in 2001 were $4.0 million compared to $7.1 million in 2000. Earnings per share were $0.15 basic and diluted in 2001, compared to $0.28 per share basic and diluted in 2000. The reduction is earnings is attributable to higher depletion expense resulting from a Cdn $3.7 million ceiling test write down of U.S. assets and higher finding and on-stream costs in 2001.

Capital Expenditures

Net capital expenditures in 2001 were $81.8 million, a 69 percent increase from $48.5 million a year earlier. Capital spending included $35.5 million in asset acquisitions, almost entirely for the Whitecourt assets in West Central Alberta. Land and seismic spending totalled $6.2 million and $25.6 million was spent to drill 65 wells in 2001. Wellsite equipment and facilities expenditures in 2001 totalled $13.8 million. Capitalized overhead and fixed asset costs were $1.9 million in 2001. Disposition proceeds for a number of minor transactions in 2001reduced total capital expenditures by $1.3 million.

Liquidity and Capital Resources

Richland's capitalization consists of 26.8 million common shares and a $95 bank credit facility. At December 31, 2001, Richland's market capitalization was $90.8 million, based on a closing share price of $3.39. In 2001, 17.4 million Richland shares traded, representing 65 percent of the total shares outstanding.

Total debt outstanding at year-end, including a working capital deficiency of $7.7 million, was $83.7 million, which represents 2.0 times 2001 cash flow. In 2000, total debt was $44.0 million, representing 1.2 times 2000 cash flow.

Bank Debt

At December 31, 2001, Richland had drawn $76.0 million on its credit facility with the Bank of Montreal, an increase from the $47.1 million drawn at December 31, 2000 The demand credit facility stood at $95.0 million at December 31, 2001, compared to $57.0 million at December 31, 2000. No requirements are required on this facility as long as the amounts outstanding do not exceed the borrowing base, as determined by the bank.

SCHEDULE C

FINANCIAL STATEMENTS OF RICHLAND PETROLEUM CORPORATION

AUDITORS' REPORT

To the Shareholder
Richland Petroleum Corporation

We have audited the consolidated balance sheets of Richland Petroleum Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three year period ended December 31, 2001. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow Calgary LLP"
Chartered Accountants

Calgary, Alberta
February 22, 2002

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS

Canadian Dollars ('000's) **As at December 31,**		**2001**		**2000**
Assets				
Current assets				
Accounts receivable	$	14,327	$	21,326
Marketable securities		2		411
		14,329		21,737
Long-term investment		35		35
Property, plant and equipment (Note 3)		178,131	$	128,899
	$	192,495		150,671
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	22,060		18,555
Long-term debt (Note 4)		75,973		47,146
Provision for future site restoration		2,342		1,797
Future income taxes (Note 5)		25,875		20,193
Other deferred liabilities		-		-
Shareholders' Equity				
Share capital (Note 6)		58,968		59,690
Retained earnings (deficit)		7,277		3,290
		66,245		62,980
	$	192,495		150,671

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)

Canadian Dollars ('000's) except per unit amounts **Years Ended December 31,**	**2001**	**2000**	**1999**
Revenue			
Net oil and gas sales	$ 65,532	$ 54,806	$ 27,923
Gain on sale of marketable securities	301	-	-
	65,833	54,806	27,923
Expenses			
Production	13,159	11,243	6,396
General and administrative	3,889	2,597	2,758
Interest on long-term debt	4,343	3,079	1,936
Other interest	254	164	186
Write-down of marketable securities	-	-	188
Provision for future site restoration	651	555	399
Depletion and depreciation	32,524	20,799	13,902
	54,820	38,437	25,765
Income before taxes	11,013	16,369	2,158
Current taxes (Note 5)	2,507	-	-
Capital taxes	964	1,185	784
Future income tax recovery (Note 5)	3,555	8,119	(2,328)
	7,026	9,304	(1,544)
Net income for the period	3,987	7,065	3,702
Retained earnings (deficit) at beginning of period	3,290	(3,635)	(7,337)
Shares repurchased and cancelled (Note 6)	-	(140)	-
Retained earnings (deficit) at end of period	$ 7,277	$ 3,290	$ (3,635)
Net income per share – basic and diluted (Note 8)	$ 0.15	$ 0.28	$ 0.17

See accompanying notes to the financial statements.

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

Canadian Dollars ('000's) except per unit amounts **Years Ended December 31,**	**2001**	**2000**	**1999**
Cash provided by operating activities			
Net income for the period	$ 3,987	$ 7,065	$ 3,702
Add non-cash items:			
Write-down of marketable securities	-	-	187
Provision for future site restoration	651	555	399
Depletion and depreciation	32,524	20,799	13,902
Future income tax expense (recovery)	3,555	8,119	(2,328)
Other non-cash items	517	187	156
Cash flow from operations	41,234	36,725	16,018
Change in non-cash working capital	985	(439)	(581)
	42,219	36,286	15,437
Cash used in investing activities			
Acquisition of subsidiary	-	-	(10,697)
Expenditures on property, plant and equipment	(47,456)	(38,143)	(18,547)
Acquisition of oil and gas properties	(34,666)	(11,867)	(1,588)
Disposition of oil and gas properties	1,265	1,520	10,841
Abandonment expenditures	(106)	(200)	(268)
Proceeds on disposal of marketable securities	710	203	-
Net change in non-cash investing working capital	8,847	(6,383)	(5,056)
	(71,406)	(54,870)	(25,315)
Cash provided by financing activities			
Increase in long term bank debt	28,827	14,007	2,920
Issue of common shares, net of issue costs	360	4,577	6,958
	29,187	18,584	9,878
Decrease in cash	-	-	-
Cash beginning of period	-	-	-
Cash end of period	-	$ -	-
Cash flow from operations per weighted average unit – basic	$ 1.55	$ 1.45	$ 0.74
Cash flow from operations per weighted average unit – diluted	$ 1.53	$ 1.44	$ 0.70

See accompanying notes to the financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Canadian dollars, tabular amounts in '000's – except unit and per unit amounts)

December 31, 2001 and 2000

1. Significant accounting policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Terraquest Inc., a company incorporated in the United States, and Coast Pacific RLP-97 Exploration Inc.

(b) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized to cost centres (Canada and U.S.). The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20% or more.

(c) Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated within cost centres on the unit-of-production basis, based on the Company's share of total proven petroleum and natural gas reserves. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproven properties, plus estimated future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether proven reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20% per year.

(d) Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net reserves from the production of proven reserves plus the lower of cost or estimated fair market value of unproven properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes ("cost ceiling"). Future net revenues are based on prices in effect at year-end. Any required provisions are charged to income as additional depletion and depreciation expense.

(e) Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income, using the unit-of-production method. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. At December 31, 2001, Company engineers estimate this cost to be $6.4 million (2000 - $4.9 million).

(f) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(g) Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the year. Depletion and depreciation are translated at the same rate as the related assets. Gains or losses on translation are taken to income except for those relating to long-term monetary items, which are deferred and amortized over the remaining terms of the related items.

The foreign subsidiary is integrated and translated using the temporal method as described above.

(h) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(i) Future income taxes

Future income taxes are calculated using the liability method of tax allocation accounting. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those assets are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(j) Hedging activities

The financial effect of crude oil and natural gas and currency hedging activities, which have been arranged to reduce the Company's exposure to fluctuations in commodity prices and currencies, are reflected in net oil and gas sales when the related production is sold.

(k) Joint ventures

Certain of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company's proportionate interest in such activities.

(l) Marketable securities

Marketable securities are valued at the lower of cost and fair market value.

(m) Stock based compensation plan

The Company has a stock-based compensation plan, which includes stock options, share appreciation rights and an employee stock purchase plan as described in Note 7.

(i) No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the corporation on exercise of stock options is credited to share capital.

(ii) The obligation created by the total number of share appreciation rights outstanding is amortized to income over the period the rights become vested. The cash paid in respect of exercised share appreciation rights reduces the obligation in the year the rights are exercised.

(iii) Compensation expense is recognized when shares are issued under the employee stock purchase plan and an equal amount is charged to share capital. Shares are issued to employees at the market price of the Company's shares at the time of purchase.

(n) Long-term investment

The Company uses the cost method to account for its long-term investment, whereby the investment is recorded at its original cost and earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the respective investment is stated at net realizable value.

2. Business combination

Effective April 20, 2001, the Company acquired all of the issued and outstanding shares of Coast Pacific RLP-97 Exploration Inc. ("Coast") for $934,445 consisting of $35,000 cash and 180,000 Common Shares at approximately $5.00 per share for total share consideration of $899,445.

The transaction has been accounted for using the purchase method with the results of Coast's operations being included in the consolidated financial statements from April 20, 2001.

Consideration		
Share capital issued	$	899
Other costs		35
Total purchase price	$	934

The purchase price was allocated entirely to property, plant and equipment.

3. Property, plant and equipment

December 31, 2001		Cost		Accumulated Depletion and Depreciation		Net Book Value
Petroleum and gas natural properties						
- Canada	$	308,214	$	137,494	$	170,720
- U.S.		15,173		8,848		6,325
Corporate and other		2,920		1,834		1,086
Total	$	326,307	$	148,176	$	178,131

December 31, 2000		Cost		Accumulated Depletion and Depreciation		Net Book Value
Petroleum and gas natural properties						
- Canada	$	230,694	$	109,446	$	121,248
- U.S.		11,270		4,602		6,668
Corporate and other		2,587		1,604		983
Total	$	244,551	$	115,652	$	128,899

Costs of unproven petroleum and natural gas properties amounting to $23.1 million at December 31, 2001 (2000 - $17.4 million) have been excluded from the depletion calculation. Included in the cost of unproven petroleum and natural gas properties is $4.8 million (2000 - $1.3 million) related to U.S. properties.

General and administrative expenses capitalized amounted to $1.5 million at December 31, 2001 (2000 - $1.5 million) of a total of $5.4 million (2000 - $4.1 million) in general and administrative expenses. No interest has been capitalized.

At December 31, 2001, the cost centre ceiling, based on prices in effect at and calculated as described in note 1(d), of the U.S. petroleum and natural gas properties were less than the capitalized cost of those assets by $3,675,000. As a result, the Company wrote down petroleum and natural gas properties by $3,675,000. This amount is included in depletion and depreciation expense.

4. Long-term debt

The Company has a demand revolving reducing credit facility with a Canadian chartered bank in the amount of $95 million at December 31, 2001 (2000 - $84 million). The facility may be drawn down or repaid at any time and bears interest at prime per annum provided the Company's debt to annual cash flow is less than 3:1. If debt to annual cash flow is between 3:1 and 3.5:1, the facility will bear interest at prime plus 1% per annum, and if debt to annual cash flow exceeds 3.5:1, the interest rate increases to prime plus 1.25% per annum. Security pledged consists of a general security agreement and a $150,000,000 first floating charge debenture charging all Company assets. The bank also reserves the right to implement a fixed charge covering 60% of the borrowing base at its discretion. The bank does not foresee requesting repayment in the next fiscal year and consequently, the loan has been classified as long term.

5. Income and other taxes

(a) Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 42.62% (2000 - 44.62%) to income before income and other taxes as follows:

For the years ended	2001	2000	1999
Computed expected income taxes	$ 4,694	$ 7,304	$ 963
Increase (decrease) in income taxes resulting from:			
Royalties and other payments to provincial governments, net	8,609	7,637	2,759
Resource allowance	(7,336)	(6,397)	(2,469)
Capital taxes	964	1,185	784
Reduction in tax rate	(1,126)	-	-
U.S. tax pools with no value	1,566	-	-
Adjustments due to federal tax assessments	-	(411)	
Future tax recoveries	-	-	(3,500)
Other	(345)	(14)	(81)
	$ 7,026	$ 9,304	$ (1,544)

(b) The components of the future income tax liability are as follows:

For the years ended	2001	2000	1999
Property, plant and equipment	$ 27,398	$ 22,544	$ 12,009
Future site restoration	(998)	(802)	(622)
Attributed Canadian Royalty Income carryforward	(455)	(1,341)	(703)
Other	(70)	(208)	(230)
	$ 25,875	$ 20,193	$ 10,454

U.S. tax pools approximating $3.7 million (2000 - $NIL) have not been recognized for accounting purposes.

6. Capital contributions

Authorized

The Company's authorized share capital consists of an unlimited number of voting Common Shares.

Issued

	2001		2000	
	Number	Amount	Number	Amount
Balance at beginning of the year	26,386	$ 62,533	25,347	$ 59,109
Issued to effect business combination (Note 2)	180	899	-	-
Acquired and cancelled (Note 6[a])	(32)	(127)	(106)	(239)
Flow-through shares issued, net of tax cost of $2,131 (2000 - $1,785) (Note 6[b])	-	(2,131)	1,000	3,215
Stock options exercised (Note 7[a])	206	497	108	324
Issued for services pursuant to employee share purchase plan (Note 7[c])	37	145	37	124
Issue costs net of income taxes of $4 (2000 - $1,427)	-	(2,848)	-	(2,843)
Balance at end of the year	26,777	$ 58,968	26,386	$ 59,690

(a) Effective October 12, 2001, the company commenced a normal course issuer bid under which it can purchase up to 1,300,000 of its Common Shares. As of December 31, 2001, the Company acquired 32,000 Common Shares at an average price of $3.97 per share.

Effective September 6, 2000, the Company commenced a normal course issuer bid under which it can purchase up to 1,400,000 of its Common Shares until September 5, 2001. Under this bid, the Company acquired 106,000 Common Shares at an average price of $3.56 per share.

(b) During 2000, the Company entered into agreements to issue 1,000,000 Common Shares as flow-through shares. A total of 1,000,000 shares were issued at a price of $5.00 per share. The tax adjustment related to these expenditures was made in 2001 as this is when the related expenditures were incurred.

7. Stock-based compensation plans

At December 31, 2001, the Company has the following stock-based compensation plans, which are described below:

(a) Employee fixed stock option plan

Under the employee fixed stock option plan, the Company may grant options to its employees, officers and directors for up to 2,500,000 Common Shares. Options granted under the plan have a term of seven years and vest evenly over a four-year period. The exercise price of each option equals the market price of the Company's shares at the date of grant. At December 31, 2001, stock options were outstanding at prices ranging from $1.65 to $4.95 per share, expiring at various dates until August 2008.

A summary of the status of the Company's fixed stock option plan as of December 31, 2001 and 2000 and changes during the years then ended is as follows:

	2001		2000	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	2,035	$3.05	1,666	$2.96
Granted	438	$3.70	665	$3.42
Exercised	(206)	$2.41	(108)	$3.00
Cancelled	(60)	$3.06	(188)	$3.56
Outstanding at end of period	2,207	$3.24	2,035	$3.05
Exercisable at end of period	860	$3.01	613	$2.75

Subsequent to December 31, 2001, all outstanding and unexercised options at January 15, 2002 were cancelled or otherwise terminated pursuant to the closing agreements between the Company and Provident Energy Trust (Note 12).

(b) Share appreciation rights

On October 10, 2001, the Company cancelled the share appreciation rights plan and issued each right holder an equal number of stock options. The options were granted at an exercise price of $3.50 per share with vesting terms and conditions identical to the share appreciation rights. At the time the plan was cancelled, the market value of the Company's shares was less than the exercise price of the share appreciation rights and as a result no amount was recorded as compensation expense.

The share appreciation rights entitled the holder to cash compensation equal to the difference between the value of the Common Shares at the date of the share appreciation right agreement (the "notional exercise price") and the fair market value of the Company's Common Shares on the date of exercise. The notional exercise price of each share appreciation right was $3.20 per Common Share. At December 31, 2000, there were 616,400 share appreciation rights outstanding and the cumulative share appreciation rights liability included in accounts payable was $277,000. During 2001, 315,400 (2000 - 60,000) rights were exercised for amounts totalling $438,000 (2000 - $57,300) and the remaining 301,000 rights were cancelled.

(c) Employee share purchase plan

In accordance with the employee share purchase plan, the Company is authorized to match employees' purchases under the plan from a minimum of 2% to a maximum of 5% of the employees' regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees.

8. Income and cash flow from operations per share

Diluted income per share is calculated using the treasury stock method, whereby it is assumed that proceeds on the exercise of stock options are used by the Company to repurchase Company shares at the weighted average market price during the year.

The Company has changed its policy for calculating diluted income per share effective January 1, 2001, to comply with new standards approved by the Canadian Institute of Chartered Accountants. The most significant change is that when calculating diluted income per share, under the new treasury stock method, it is assumed that proceeds received on the exercise of "in the money" stock options and warrants are used to repurchase Company shares at the weighted average market price during the year whereas under the old standard; the imputed earnings method; it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return.

The Company, effective January 1, 2001, also commenced calculating diluted cash flow from operations per share on a basis consistent with that described above.

The new standard has been applied retroactively with restatement and the effect of the change on current and prior years diluted income per share and diluted cash flow from operations per share as follows:

	Diluted income per share		Diluted cash flow from operations per share	
	Treasury Stock	**Imputed Earnings**	**Treasury Stock**	**Imputed Earnings**
December 31, 2001	$ 0.15	$ 0.15	$ 1.53	$ 1.46
December 31, 2000	$ 0.28	$ 0.28	$ 1.44	$ 1.37

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	2001	**2000**
Basic weighted average shares	26,676	25,399
Effect of dilutive stock options	361	182
Diluted weighted average shares	27,037	25,581

There is no change to the numerator in the calculation of diluted income per share for any of the years.

9. Supplementary cash flows disclosure

	2001	**2000**
Interest paid	$ 4,653	$ 3,243
Capital taxes paid	$ 985	$ 1,186

10. Risk management

(a) Hedging activities

The Company enters into hedge transactions on crude oil, natural gas and exchange rates. The agreements entered into are forward financial transactions providing the Company with a range of fixed prices on the commodity sold. Net oil and gas sales for the year ended December 31, 2001 include losses of $1.8 million (2000 - $9.7 million) on these transactions. The fair market value of the hedge contracts equals the unrecognized gain (loss) as described below.

The following hedge transaction is outstanding at December 31, 2001:

Commodity	Notional Volume	Strike Price	Term	Unrecognized Gain (Loss)
Natural Gas	3,000 GJ/day	$4.75/GJ	January 1, 2002 – October 31, 2003	$ 2,038

The Company is exposed to credit risk, at December 31, 2001, in the amount of $2.0 million in the event of non-performance by counter parties to this transaction.

(b) Physical commitments

The Company entered into fixed price contracts to deliver gas totalling 9,500 GJ/day at various prices. One of the contracts entered into is a commodity collar, which provides a minimum and maximum price for gas delivered based on the AECO-C one month spot. The following physical sales commitments are outstanding at December 31, 2001:

Commodity	Physical Volume	Price	Term
Natural Gas	3,500 GJ/day	$6.22/GJ	January 1, 2002 – October 31, 2002
Natural Gas	3,000 GJ/day	$5.20/GJ	November 1, 2001 – October 31, 2003
Natural Gas	3,000 GJ/day	$6.00 to $8.55/GJ	November 1, 2001 – October 31, 2002

All physical contract prices are based on an Alberta delivery point.

11. Financial instruments

The fair value of all financial instruments with the exception of hedge transactions as disclosed in note 10(a), approximate their carrying values.

12. Subsequent event

(a) On November 26, 2001, the Company entered into a Plan of Arrangement with Provident Energy Trust ("Provident") which provided that"

- Provident will acquire all of the outstanding shares of the Company in exchange for units of Provident at a ratio of .4 Provident units for each Common Share of the Company.
- Company shareholders will also receive, for each share of the Company held, one new share of a newly incorporated company (Terraquest Energy Corporation), which will hold certain Alberta exploratory and development properties previously held by the Company.

The Plan of Arrangement received shareholder and regulatory approval subsequent to December 31, 2001.

(b) On January 15, 2002, the Company in conjunction with the sale to Provident, activated employment contract severance agreements with certain officers, directors and employees of the Company. Severance costs totalled $2.2 million and were paid out effective January 15, 2002.

(c) Also in conjunction with the sale, the Company incurred approximately $2.2 million in costs related to shareholder information packages, professional fees, commissions and distribution costs.

(d) On January 15, 2002, prior to the closing of the sale, certain officers and employees exercised 1,112,507 stock options at an average strike price of $2.88 for total proceeds to the Company of $3,201,000.

SCHEDULE D

FINANCIAL STATEMENTS OF FOUNDERS ENERGY LTD.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Founders Energy Ltd. is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee includes a majority of independent directors who are not employees of the Company. The Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

"Grant D. Billing"
Executive Chairman

"Thomas W. Buchanan"
Executive Vice President, Chief Financial Officer and Corporate Secretary

Calgary, Alberta
February 28, 2001

AUDITORS' REPORT

To the Board of Directors of Founders Energy Ltd.

We have audited the balance sheets of Founders Energy Ltd. as at December 31, 2000 and 1999 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"PricewaterhouseCoopers"
Chartered Accountants

Calgary, Alberta February 28, 2001,
except for Note 15, which is as of March 6, 2001

FOUNDERS ENERGY LTD.
BALANCE SHEET

	As at December 31	
	2000	1999
Assets		
Current assets		
Cash	$ 77,271	$ 17,504
Accounts receivable	8,422,378	9,406,917
Prepaids	1,342,462	969,272
Assets held for sale	-	13,438,923
	9,842,111	23,832,616
Deferred charges *(Note 12)*	1,195,423	640,419
Property, plant and equipment *(Note 3)*	88,803,056	72,710,605
	$ 99,840,590	$ 97,183,640
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 13,213,264	$ 13,429,279
Current portion of long-term debt *(Note 4)*	-	-
	13,213,264	13,429,279
Long-term debt *(Note 4)*	26,100,000	35,640,000
Subordinated convertible debenture *(Note 4)*	14,186,827	13,948,831
Provision for future site restoration	1,034,667	763,620
Future income taxes *(Note 8)*	16,640,786	2,661,853
Shareholders' Equity		
Share capital *(Note 5)*	29,318,493	29,223,501
Subordinated convertible debenture *(Note 4)*	1,190,000	1,190,000
(Deficit) retained earnings	(1,843,447)	326,556
	28,665,046	30,740,057
	$ 99,840,590	$ 97,183,640

FOUNDERS ENERGY LTD.
STATEMENT OF OPERATIONS AND
RETAINED EARNINGS (DEFICIT)

	For the year ended December 31	
	2000	1999
Revenue		
Gross production revenue	$ 49,226,089	$ 30,805,338
Less: Royalties (net of ARTC)	9,921,536	6,395,364
	39,304,553	24,409,974
Expenses		
Production	9,700,787	8,810,821
General and administrative	1,747,540	1,686,177
Interest	3,264,933	3,453,739
Reorganization costs	-	1,150,000
Depletion, depreciation and amortization	11,755,014	12,257,351
	26,468,274	27,358,088
Earnings (loss) before taxes	12,836,279	(2,948,114)
Capital taxes	1,027,349	509,375
Future income taxes *(Note 8)*	5,211,933	196,625
	6,239,282	706,000
Net earnings (loss) for the year	6,596,997	(3,654,114)
Retained earnings at beginning of year	326,556	3,980,670
Adjustment for change in accounting policy *(Note 2)*	(8,767,000)	-
Retained (deficit) earnings at end of year	$ (1,843,447)	$ 326,556
Net earnings (loss) per common share *(Note 7)*	$ 0.44	$ (0.25)
Fully diluted net earnings (loss) per common share *(Note 7)*	$ 0.34	$ (0.25)

FOUNDERS ENERGY LTD.
STATEMENT OF CASH FLOWS

	For the year ended December 31	
	2000	1999
Cash provided by operating activities		
Net income (loss) for the year	$ 6,596,997	$ (3,654,114)
Add non-cash items:		
Depletion, depreciation and amortization	11,755,014	12,257,351
Future income taxes	5,211,933	196,625
Funds flow from operating activities	23,563,944	8,799,862
Net change in non-cash working capital	11,517,584	(3,978,682)
	35,081,528	4,821,180
Cash used in investing activities		
Acquisition of oil and gas properties	(4,570,510)	(137,513)
Expenditures on property, plant and equipment	(23,503,032)	(19,049,274)
Proceeds on disposition of oil and gas properties	1,027,353	15,392,409
Site restoration costs	(147,238)	(38,599)
Acquisition of Opal Energy Inc. *(Note 11)*	-	(3,916,267)
Net change in non-cash investing working capital	2,316,674	(2,830,522)
	(24,876,753)	(10,579,766)
Cash provided by financing activities		
Increase (decrease) in long term bank debt	(9,540,000)	(9,360,000)
Increase in deferred charges	(700,000)	-
Issue of common shares	94,992	803,304
Convertible debenture, net of issue costs	-	14,275,000
	(10,145,008)	5,718,304
Increase (decrease) in cash	59,767	(40,282)
Cash beginning of year	17,504	57,786
Cash end of year	$ 77,271	$ 17,504
Supplemental disclosure of cash flow information		
Cash interest paid	$ 3,196,748	$ 3,493,857
Cash capital taxes paid	$ 944,623	$ 482,940

NOTES TO FINANCIAL STATEMENTS
December 31, 2000

1. **Significant accounting policies**

(a) **Joint venture operations**

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. The financial statements reflect only the Company's proportionate interest in such activities.

(b) **Cash and cash equivalents**

Cash is comprised of cash balances and investments in term deposits with a duration of three months or less.

(c) **Property, plant and equipment**

Oil and gas

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical costs, carrying costs of non-productive properties, costs of drilling productive and non-productive wells, related plant and equipment costs and administration costs related to exploration and development activities.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Company's share of gross proved reserves of oil and gas. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate would be changed by 20 percent or more.

Oil and gas properties are subject to a ceiling test under which their carrying value, net of future income taxes and accumulated provision for site restoration costs, is limited to the undiscounted future net revenue from production of estimated proved oil and gas reserves, based on year-end commodity prices, plus the unimpaired costs of unproved properties less estimated future administration, interest and income taxes.

Site restoration

The provision for estimated site restoration costs is determined using the unit-of-production method. The provision is included in depletion and depreciation expense.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	33%
Furniture and fixtures	20%
Leasehold improvements	33%

(d) **Income Taxes**

The Company follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) **Stock options**

The consideration received from the option holder upon the exercise of a stock option is credited to share capital at the date of exercise with no compensation expense recognized at the time the stock option is issued or exercised.

(f) Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) Revenue Recognition

Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to its customer.

2. Change in accounting policy

Effective January 1, 2000, the Company changed accounting policies to retroactively adopt without restating prior periods the liability method of accounting for income tax as recommended by the Canadian Institute of Chartered Accountants "CICA". Under this method, the Company records future income taxes based on the difference between the accounting and income tax value of an asset or liability. The $8,767,000 adjustment to retained earnings (deficit) and the future tax liability represent the historical difference at January 1, 2000 between the accounting and tax base value of the Company's assets and liabilities and arose almost entirely through corporate acquisitions and flow-through share renouncements. The effect of adopting this policy on 2000 earnings was an increase of approximately $1.0 million.

3. Property, plant and equipment

December 31, 2000		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	119,279,884	$	30,930,610	$	88,349,274
Office equipment		1,065,888		612,106		453,782
Total	$	120,345,772	$	31,542,716	$	88,803,056

December 31, 1999		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	92,381,024	$	20,059,457	$	72,321,567
Office equipment		918,559		529,521		389,038
Total	$	93,299,583	$	20,588,978	$	72,710,605

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2000 totalled $10,470,000 (December 31, 1999 - $10,200,000).

4. Long-term debt

December 31,		2000		1999
Revolving bank term facility	$	26,100,000	$	35,640,000
Subordinated convertible debenture		14,186,827		13,948,831
	$	40,286,827	$	49,588,831

(a) **Revolving bank term facility**

The Company has a $35 million revolving bank term credit facility with a Canadian chartered bank. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime to a maximum of prime plus one percent at various debt to cash flow multiples. At December 31, 2000, the Company was paying prime (December 31, 1999 – prime plus three quarter percent). The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, the Company has pledged a $75 million floating charge debenture against all of its assets and a fixed charge debenture against certain of its petroleum and natural gas properties. At December 31, 2000, the Company had drawn a total of $26,100,000 (December 31, 1999 - $35,640,000) against this facility.

(b) **Subordinated convertible debenture**

On June 2, 1999 the Company completed a private placement of a $15 million, 7.5 percent, subordinated, secured, redeemable, convertible debenture with a major financial institution. The debenture is convertible into common shares at $3.00 per share at the option of the holder at any time prior to the maturity date of June 30, 2004. The debenture is redeemable by Founders under certain circumstances after June 30, 2000. If not converted or redeemed, the debenture will mature and be repayable on June 30, 2004. The principal value of the debenture and the amount recorded as long-term debt differ at the time of issue by an amount allocated to equity as the deemed equity component associated with a convertible debt instrument (see Note 15).

(c) **Reducing Bank Term facility**

As at December 31, 2000, the Company has a $5 million reducing bank term acquisition facility bearing interest at bank prime plus one quarter percent. As at December 31, 2000, there were no amounts drawn against the facility.

5. Share capital and warrants

(a) **Authorized**

Unlimited number of common voting shares

Unlimited number of preferred shares, issuable in series

(b) **Issued**

Years ended December 31,	2000			1999		
	Number of Shares		Amount	Number of Shares		Amount
Balance at beginning of year	15,047,909	$	29,223,501	13,582,020	$	28,538,292
Private placement of common shares (See Note 13)	-		-	416,667		1,000,000
Common shares issued to Acquire Opal Energy Inc.	-		-	948,085		2,502,987
Common Shares issued to Directors of Founders	17,858		30,000	18,912		41,999
Common shares issued on exercise of stock options	34,885		75,750	82,225		66,653
Share issue costs, net of tax	-		(10,758)	-		(243,595)
Renunciation of flow through share expenditures to investors	-		-	-		(2,682,835)
Share capital at end of year	15,100,652	$	29,318,493	15,047,909	$	29,223,501

Effective January 27, 2000 the shareholders of the Company approved a four (4) for one (1) share consolidation that has been incorporated in the above table.

During 2000, the Company had no flow-through renouncement obligations. During the year 1999, the Company renounced $6,042,422 of qualified capital expenditures to the holders of flow-through shares and recorded the tax effect of these renouncements of $2,682,835.

(c) **Shares reserved**

(i) Employee incentive stock option plan

The Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of one million five hundred thousand shares.

(ii) Common share purchase warrants

The Company has reserved 416,667 common shares that attach to 416,667 common share purchase warrants with an exercise price of $3.00 that expire on December 1, 2004.

6. Share Option Plan

The Company has an Employee Incentive Stock Option Plan ('Plan') that is administered by the Board of Directors of the Company. All directors, officers, employees and certain consultants of the Company are eligible to participate in the Plan. Under the terms of the Plan, the Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of six million shares.

Years ended December 31,	2000		1999 (1)	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,163,345	$3.01	1,086,507	$3.12
Granted	232,000	$1.47	295,000	$1.88
Exercised	(34,885)	$2.16	(82,226)	$0.80
Cancelled	(516,115)	$3.49	(135,936)	$2.64
Outstanding at end of year	844,345	$2.33	1,163,345	$3.01
Exercisable at end of year	458,442	$2.77	611,602	$3.36

(1) The number of options and the weighted average exercise price for 1999 has been restated to reflect the January 27, 2000 four for one share consolidation.

At December 31, 2000 the Company had 844,345 options outstanding with exercise prices ranging between $1.20 and $5.32 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $2.33 per share.

At December 31, 1999, the Company had 1,163,345 options outstanding with exercise prices ranging between $1.20 and $7.00 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $3.01 per share.

7. Net earnings (loss) per common share

The Company completed a four (4) for one (1) share consolidation upon approval from the shareholders of the Company on January 27, 2000.

Based on the consolidated shares, net income per common share for the year ended December 31, 2000 was $0.44 (December 31, 1999 loss - $0.25; December 31, 1998 earnings - $0.07) and was calculated based on the weighted average number of shares outstanding during the year of 15,085,004 (December 31, 1999 – 14,599,125; December 31, 1998 – 8,506,409).

On a fully diluted basis, net income per common share for the year ended December 31, 2000 was $0.34 and was calculated based on the fully diluted number of shares outstanding during the year of 21,346,016.

8. Future income taxes

The difference between the accounting value and the income tax value of the Company's assets and liabilities, which comprise the future tax liability, are as follows:

Year ended December 31,		2000
Petroleum and natural gas properties	$	17,433,482
Production facilities and other		(792,696)
	$	16,640,786

The 1999 financial statements have not been restated for the change. See Note (2).

The future income tax provision differs from expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 44.4% as follows:

Year ended December 31	2000	1999	1998
Expected income tax expenses (recovery)	$ 5,699,308	$ (1,308,963)	$ 809,548
Increase (decrease) resulting from:			
Non-deductible crown charges and other payments	3,391,946	2,377,784	992,036
Federal Resource Allowance	(3,661,100)	(1,673,059)	(855,888)
Alberta Royalty Tax Credit	(167,582)	(441,756)	(242,767)
Non-deductible depletion	-	1,243,672	46,625
Other	(50,639)	(1,053)	6,328
	$ 5,211,933	$ 196,625	$ 755,882

9. **Commitments**

The Company has office and certain oil and gas equipment operating leases and processing commitments that extend through to September 2002. Future minimum lease payments for the following five years are: 2001 - $1,437,000; 2002 - $546,000; 2003 - $348,000; 2004 - $58,000; 2005 - $ nil.

10. **Financial instruments**

The Company uses financial instruments from time to time to reduce its exposure to fluctuations in interest rates, foreign exchange rates and commodity prices. Gains and losses relating to these financial instruments are deferred and recognized in the financial statement category to which the hedge relates as hedged positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Company's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Company could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. The Company deals with major institutions and does not anticipate non-performance by counter parties.

(a) **Interest rate swaps**

For the year ended December 31, 2000, the Company was not party to any interest rate swap agreements. For the year ended December 31, 1999 the Company paid $3,778 to settle on its $2,000,000 swapped from the 90 day Bankers Acceptance rate to a fixed rate of 5.15% from January 1, 1999 until October 21, 1999.

(b) **Commodity price**

(iii) **Crude oil**

For the year ended December 31, 2000, the Company was not party to any crude oil hedges. For the year ended December 31, 1999, the Company paid $2,485,946 to settle various oil hedging contracts on an aggregate volume of 352,000 barrels hedged at fixed Canadian dollar prices for West Texas Intermediate "WTI" oil. The contracts had terms commencing between April 1, 1999 and July 1, 1999 expiring between June 30, 1999 and December 31, 1999 at prices ranging from $23.00 per barrel to $26.00 per barrel.

(iv) **Natural gas**

For the year ended December 31, 2000, the Company was not party to any natural gas swap contracts or swaps. For the year ended December 31, 1999 the Company paid $538,094 to settle various natural gas swap contracts on an aggregate volume of 1,036,000 gigajoules ("GJ") at AECO with contract terms expiring between March 31, 1999 and October 31, 1999 at prices ranging from $2.08 per GJ and $2.80 per GJ.

(c) **Foreign exchange contracts**

For the year ended December 31, 2000, the Company paid out $563,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged at an average exchange rate of 1.4477. In 2001, the Company has $2,000,000 U.S. dollars hedged at an average exchange rate of 1.4852.

For the year ended December 31, 1999, the Company paid out $513,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged in 1999 at an average exchange rate of 1.444. (December 31, 1998 – paid $472,325).

At December 31, 2000 the Company would have paid out $30,100 to cancel these U.S. dollar forward sales contracts (December 31, 1999 – received $42,700).

(d) **Fixed rate debt**

The Company has a subordinated convertible debenture with a fixed rate of interest of 7.5 percent. At December 31, 2000, the carrying value of the debenture was $14,186,827 and the fair value was $15,000,000. At December 31, 1999 the carrying value of the debenture was $13,948,831 and the fair value was $13,211,600. Fair value is estimated by looking at discounted cash flow streams at current incremental borrowing rates for similar borrowing arrangements.

11. Acquisition of Opal Energy Inc.

On November 20, 1998 Founders made an offer for all of the outstanding shares of Opal Energy Inc. ("Opal") for consideration of $0.42 cash and 0.44 of one common share of the Company for each Opal common share outstanding. As at December 31, 1998 the Company had acquired 77.9 percent of the outstanding shares of Opal and issued 13,365,310 common shares with an ascribed value of $8,821,105. The transaction, effective December 22, 1998, has been accounted for using the purchase method with the results of operations included in the consolidated statement of earnings from the date of the acquisition.

Founders extended its take-over bid offer to January 12, 1999 and increased its ownership in Opal to 90.12 percent. Pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act the remaining shares were subsequently acquired under the same offer as those shares acquired up to December 22, 1998. For these 1999 transactions Founders issued an additional 3,792,339 common shares with an ascribed value of $2,502,987. At December 22, 1998 and January 12, 1999 the Company allocated the purchase price to Opal's assets and liabilities as follows:

Net assets and liabilities assumed as at:		January 12, 1999		December 22, 1998
Property, plant and equipment	$	3,332,398	$	53,331,263
Working capital deficiency		-		(2,641,329)
Bank debt		-		(23,261,000)
Site restoration		-		(263,177)
Minority interest		3,086,856		(3,086,856)
	$	6,419,254	$	24,078,901
Consideration:				
Cash	$	3,216,267	$	12,757,796
Shares issued		2,502,987		8,821,105
Acquisition costs incurred		700,000		2,500,000
Total consideration	$	6,419,254	$	24,078,901

12. Deferred Charges

Year ended December 31,		2000		1999
Deferred financing charges	$	495,423	$	640,419
Deferred charges		700,000		-
	$	1,195,423	$	640,419

(a) Deferred Financing Charges

On June 2, 1999 the Company issued a subordinated, secured, redeemable convertible debenture with a major financial institution with a maturity date of June 30, 2004. Costs associated with issuing the debenture totalled $725,000 and are being deferred and amortized over the term of the debenture.

(b) Deferred Charges

As at December 31, 2000 the company had incurred approximately $700,000 in costs associated with the Plan of Arrangement described in Note 15. The charges will be offset to share capital when the Plan of Arrangement is enacted.

13. Related party transactions

On December 1, 1999 the Company completed a private placement of 416,667 common shares priced at $2.40 per share (pre consolidation 1,666,667 at $0.60) and 416,667 common share purchase warrants priced at $3.00 (pre consolidation 1,666,667 at $0.75) with an officer and director of the Company.

14. Comparative amounts

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

15. Subsequent event

On January 19, 2001, the Company announced that the Board of Directors had unanimously agreed to reorganize the Corporation into Provident Energy Trust. The transaction was accomplished by way of a Plan of Arrangement (the "Arrangement") and among other approvals was subject to the approval of shareholders at a meeting held on March 5, 2001. At this meeting in excess of 99 percent of the shares voted were in favour of The Arrangement and the Trust commenced operations on March 6, 2001. The arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders.

As part of the Arrangement, Citicorp Capital Investors Ltd., the holder of the $15.0 million 7 ½ percent subordinated secured convertible debenture (the "Debenture") due June 30, 2004 converted $12.5 million of the debenture in exchange for five million common shares or 1,666,666 units of Provident. The remainder of the debenture was redeemed for $2.5 million of cash consideration.

SCHEDULE E

FINANCIAL STATEMENTS OF MAXX PETROLEUM LTD.

AUDITORS' REPORT

To the Directors of

Maxx Petroleum Ltd.

We have audited the consolidated balance sheets of Maxx Petroleum Ltd. as at December 31, 2000 and 1999 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.

Calgary, Canada
March 16 , 2001
(except for note 15, which, is as
of March 26, 2001)

"Ernst & Young LLP"
Chartered Accountants

MAXX PETROLEUM LTD.
CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

As at December 31,	2000	1999
ASSETS		
Current		
Accounts receivable *[note 12]*	**15,373**	11,146
Inventory and other	**466**	1,022
Total current assets	**15,839**	12,168
Future income taxes	**-**	5,798
Property, plant and equipment *[notes 2 and 3]*	**94,689**	103,237
	110,528	121,203
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**2,618**	2,719
Accounts payable and accrued liablilites	**20,660**	16,659
Total current liabilities	**23,278**	19,378
Long term debt *[note 3]*	**26,125**	50,600
Deferred income *[note 4]*	**503**	755
Future site restoration and abandonment costs	**3,271**	3,025
Future income taxes	**3,346**	-
Commitments *[notes 4, 9 and 10]*		
Shareholders' equity		
Share capital *[note 5]*	**43,502**	45,124
Retained earnings	**10,503**	2,321
Total shareholders' equity	**54,005**	47,445
	110,528	121,203

See accompanying notes

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
(thousands of dollars except per share amounts)

Years ended December 31,	2000	1999	1998
REVENUE			
Production	**$86,652**	50,454	46,104
Less:			
Crown royalties	**17,363**	7,964	3,990
Other royalties	**2,836**	2,118	2,626
	66,453	40,372	39,488
Alberta Royalty Tax Credit	**519**	1,111	1,293
Gain on sale of subsidiary *[note 11]*	**-**	819	-
	66,972	42,302	40,781
EXPENSES			
Production	**20,529**	12,762	14,240
General and administrative	**2,778**	3,264	3,148
Interest on long term debt	**4,781**	3,468	3,825
Depletion and depreciation	**20,730**	16,643	22,717
Writedown of petroleum and natural gas properties	**-**	-	62,305
Reorganization expenses *[note 13]*	**1,425**	675	1,124
	50,243	36,812	107,359
Income (loss) before provision for income taxes	**16,729**	5,490	(66,578)
Income tax expense (recovery) *[note 7]*			
Current	**856**	743	937
Future	**7,448**	2,426	(25,090)
	8,304	3,169	(24,153)
Net income (loss)	**8,425**	2,321	(42,425)
Retained earnings (deficit), beginning of year	**2,321**	(16,561)	25,864
Elimination of deficit *[note 5]*	**-**	16,561	-
Premium on redemption of common shares *[note 5]*	**(242)**	-	-
Retained earnings (deficit), end of year	**$10,503**	2,321	$(16,561)
Net income (loss) per share			
Basic	**0.53**	0.15	(3.03)
Fully diluted	**0.51**	0.15	(3.03)

See accompanying notes

485

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(thousands of dollars except per share amounts)
Years ended December 31

		2000		1999		1998
OPERATING ACTIVITIES						
Net income (loss)		**8,425**		2,321		(42,425)
Future income taxes		**7,448**		2,426		(25,090)
Depletion and depreciation		**20,730**		16,643		22,717
Gain on sale of subsidiary *[note 11]*		**-**		(819)		-
Writedown of petroleum and natural gas properties		**-**		-		62,305
Cash flow generated from operations		**36,603**		20,571		17,507
Net change in non-cash working capital related to operating activities *[note 8]*		**2,313**		2,520		(5,217)
Cash provided by operating activities		**38,916**		23,091		12,290
FINANCING ACTIVITIES						
Issuance of common shares		**379**		6,214		5,238
Repurchase of common shares		**(547)**		(641)		(852)
(Decrease) increase in long term debt		**(24,475)**		2,325		43
Decrease in deferred income		**(271)**		(252)		(309)
Cash (used in) provided by financing activities		**(24,914)**		7,646		4,120
INVESTING ACTIVITIES						
Additions to property, plant and equipment		**(39,610)**		(40,584)		(31,541)
Acquisitions of petroleum and natural gas properties		**(10,349)**		(255)		(5,301)
Dispositions of petroleum and natural gas properties		**38,482**		8,390		25,570
Site restoration and abandonment expenditures		**(441)**		(151)		(193)
Disposition of subsidiary *[note 11]*		**-**		1,834		-
Net change in non-cash working capital related to investing activities *[note 8]*		**(1,983)**		(924)		(2,310)
Cash used in investing activities		**(13,901)**		(31,690)		(13,775)
Decrease (increase) in bank indebtedness		**101**		(953)		2,635
Bank indebtedness, beginning of year		**(2,719)**		(1,766)		(4,401)
Bank indebtedness, end of year		**(2,618)**		(2,719)		(1,766)
Cash flow generated from operations per share						
Basic	**$**	**2.32**	$	1.36	$	1.25
Fully diluted	**$**	**2.17**	$	1.28	$	1.18

See accompanying note

1. Significant accounting policies

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The significant accounting policies are summarized below.

(a) Basis of Consolidation

The consolidated financial statements include the accounts of Maxx Petroleum Ltd. and its wholly-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated upon consolidation.

(b) Oil and gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, costs of drilling and equipping productive and non-productive wells and certain overhead expenditures related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the depletion and depreciation rates by more than 20 percent, in which case a gain or loss on disposal would be recorded.

In applying the full cost method of accounting, capitalized costs less accumulated depletion and depreciation, future income tax and site restoration liabilities are restricted from exceeding an amount equal to the estimated undiscounted future net revenues derived from gross proved petroleum and natural gas reserves based on current prices and costs, less the aggregate estimated future general and administrative, financing, site restoration and abandonment costs, net of salvage values and income tax costs, plus the lower of cost and estimated fair market value of unproved properties.

(c) Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment are computed using the unit of production method based on the Company's share of gross estimated proved reserves of petroleum and natural gas as determined by independent engineers, converting natural gas to an oil equivalent basis using ten thousand cubic feet of natural gas for one barrel of petroleum. Costs of undeveloped acreage of $7,378,000 (1999 - $8,582,000, 1998 - $9,359,000) have been excluded from this calculation until proved petroleum and natural gas reserves are assigned, or such leases are surrendered.

The estimated cost of site restoration and abandonment is based on the current cost for the anticipated method and extent of restoration and abandonment in accordance with existing legislation and industry practice. Estimated costs of future site restoration and abandonment of well sites and associated facilities are amortized over the life of the properties on a unit of production basis. The provision is recorded in the consolidated statement of operations together with depletion and depreciation. When expenditures are made to restore a property, the accumulated provision is charged with these expenditures.

Depreciation of office equipment is provided at a rate of 20 percent per annum using the declining balance method.

(d) Measurement uncertainty

Ceiling test calculations and amounts recorded for depletion and depreciation of property, plant and equipment and future site restoration and abandonment are based on estimates of petroleum and natural gas reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

(e) Joint operations

Substantially all exploration and production activities of the Company are conducted jointly with others and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

(f) Future income taxes

The Company uses the liability method in accounting for income taxes whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted.

(g) Per share amounts

Per share amounts are calculated using the weighted average number of shares outstanding during the year of 15,787,969 shares (1999 – 15,167,986, 1998 – 14,001,652). Fully diluted per share amounts are calculated assuming the exercise of outstanding options, utilizing the imputed earnings method.

(h) Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced by the tax effect of the renounced tax deductions.

(i) Stock-Based Compensation Plan

The Company has a stock-based compensation plan which is described in Note 6. No compensation expense is recognized for this plan when stock options are issued to employees, officers or directors. Any consideration paid by employees, officers or directors on exercise of stock options is credited to share capital.

(j) Inventory

Inventory includes field and facility equipment which is carried at the lower of cost and net realizable value.

(k) Foreign currency translation

Monetary assets and monetary liabilities denominated in a foreign currency are translated into Canadian dollars at the rates in effect at the balance sheet date. Nonmonetary assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenue and expenses are translated at average rates prevailing during the year. All translation gains or losses on such assets and liabilities are included in income for the period.

(l) Financial instruments

The Company periodically enters into financial instrument contracts to reduce its exposure to adverse changes in commodity prices, interest rates and foreign exchange rates. Costs and gains on financial instruments that meet hedge criteria are recorded against the relevant income and expense accounts in the same period as the hedged transactions are settled. Costs associated with unwinding a hedged position, together with any resulting gains or losses, if material, are recognized in the same period that the hedged item is recognized in income.

The Company's financial instruments recognized on the balance sheet consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long term debt. The fair value of these financial instruments as at December 31, 2000 and 1999 approximates their carrying amounts.

2. Property, plant and equipment

(in thousands)	2000 Cost	2000 Accumulated Depletion and Depreciation	2000 Net Book Value	1999 Cost	1999 Accumulated Depletion and Depreciation	1999 Net Book Value
Petroleum and natural gas properties	$266,142	$173,044	$93,098	$255,312	$153,279	$102,033
Office equipment	3,329	1,738	1,591	2,682	1,478	1,204
Total	$269,471	$174,782	$94,689	$257,994	$154,757	$103,237

For the year ended December 31, 2000, the Company charged $706,000 (1999 - $371,000, 1998 - $696,000) to expense for future site restoration and abandonment costs.

3. Long term Debt

At December 31, 2000, the Company had a $40,000,000 revolving demand credit facility bearing interest at bank prime rate plus 0.50 percent. Collateral pledged for the facility consists of a fixed and floating charge debenture in the principal amount of $100,000,000 on all of the Company's petroleum and natural gas properties. This credit facility, which had reached a maximum of $75,000,000, was reduced to its current level due to fourth quarter asset sales and the reduced funding requirements of the Company as management continues to review strategic alternatives to maximize shareholder value. Although the loan has been structured to be repayable on demand, the Company's bankers have indicated that in the absence of an adverse change in the financial position of the Company and within the current business environment, a credit facility capable of meeting borrowing requirements at current levels will continue to be available to the Company throughout 2001. Accordingly, the loan is classified as long term.

The average effective interest rate on borrowings was 7.7% in 2000 (1999 – 6.8%, 1998 – 6.4%). Financial covenants within the credit facility include a restriction on the payment of dividends, and redemption or repurchase of the Company's common or preferred shares to $1,000,000 in the one year period ended December 31, 2001. The Company is also required to maintain a working capital position, net of the unused line of credit of at least 1:1. As at December 31, 2000, the Company is in compliance with all of these covenants.

4. Commitments

The Company has certain operating lease commitments for its office premises through 2009. As at December 31, 2000 the minimum payments due under these commitments are $987,000 for the years 2001 through to 2002, $1,238,000 for 2003, $1,286,000 for the years 2004 through to 2006 and $1,334,000 for the years 2007 through to 2009. These commitments, in aggregate total $11,073,000 over nine years and are net of $503,000 of deferred rent recovery.

5. Share Capital

(a) Authorized

Unlimited number of voting common shares without nominal or par value.

Unlimited number of non-voting preferred shares without nominal or par value, issuable in series.

Common shares issued
(dollar amounts are in thousands)

	Number of Shares	Amount
Balance, December 31, 1997	**55,134,059**	**$54,712**
Consolidation of issued shares at 4 for 1	(41,350,544)	-
Exercise of stock options	182,967	762
Issuance of flow-through shares net of future tax benefit of $208	1,220,000	4,476
Cancellation of repurchased shares	(237,200)	(852)
Balance, December 31, 1998	**14,949,282**	**59,098**
Elimination of deficit	-	(16,561)
Exercise of stock options	833	5
Issuance of flow-through shares net of future tax benefit of $2,985	1,000,000	3,223
Cancellation of repurchased shares	(184,600)	(641)
Balance, December 31, 1999	**15,765,515**	**45,124**
Exercise of stock options	113,332	383
Flow-through share expenses adjusted for future tax obligation	-	(1,700)
Cancellation of repurchased shares	(104,300)	(305)
Balance, December 31, 2000	**15,774,547**	**$43,502**

(b) Elimination of Deficit

At the Company's Annual General Meeting in May 1999, shareholders voted to eliminate the deficit as at December 31, 1998, by charging share capital with the deficit amount of $16,561,000.

(c) Flow-through Shares

In September 1999, the Company completed a flow-through share offering of 1,000,000 (1998 – 1,220,000) common shares. In 1999, the Company incurred $2,970,000 of qualifying expenditures with respect to the 1999 flow-through shares. In 2000, the Company incurred the remaining $3,780,000 of qualifying expenditures related to the 1999 offering.

(d) Normal Course Issuer Bid

During 2000, the Company purchased and cancelled 104,300 shares (1999 – 184,600, 1998 - 237,200) at an aggregate cost of $547,000 (1999 - $641,000, 1998 - $852,000) under its normal course issuer bid. The $242,000 (1999 and 1998 - $nil) excess paid over the carrying value of these shares has been charged to retained earnings.

6. Stock based compensation plan

The Company has a stock option plan under which the Company may grant options to its employees, officers and directors. The exercise price of each option equals the market price of the Company's stock on the date of the grant. The normal vesting of shares is one-third on each of the first three anniversary dates from the date of grant. An option's maximum term is five years from the date of grant. Options that expire, or options that are cancelled upon termination of employment, are eligible for redistribution.

Options	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 1998	**1,282,275**	**$6.64**
Granted	776,250	3.71
Exercised	(833)	(5.65)
Forfeited	(840,192)	(6.70)
Balance, December 31, 1999	**1,217,500**	**4.74**
Granted	495,000	4.64
Exercised	(113,332)	(3.38)
Forfeited	(297,084)	(4.05)
Balance, December 31, 2000	**1,302,084**	**4.98**

Options outstanding at December 31, 2000 expire between 2001 and 2005 and are exercisable at the following prices:

Range of Prices	Number of Options Outstanding at 12/31/00	Options Outstanding Weighted –Average Remaining Contractual Life inYears	Weighted-Average Exercise Price	Vested Options - Number Exercisable at 12/31/00	Vested Options Weighted-Average Exercise Price
$2.85 - $2.90	89,584	3.2	$2.86	22,084	$2.85
$3.20 - $3.85	195,833	2.5	$3.66	134,166	$3.70
$4.10 - $4.70	574,167	3.2	$4.49	299,166	$4.40
$5.25 - $6.70	161,250	2.4	$5.89	130,000	$5.92
$7.00 - $7.08	281,250	1.6	$7.04	215,000	$7.03
	1,302,084	2.7	$4.98	800,416	$5.19

The Company has reserved 1,436,818 shares in total for issuance under the stock option plan.

7. Future Income taxes

The actual income tax provision differs from the expected income tax rate of 45 percent. This expected rate is the amount calculated by applying the combined Canadian federal and provincial corporate income tax rate to income (loss) before provision for income taxes. The major components of these differences are explained as follows:

(in thousands)	2000	1999	199
Expected tax provision	**$7,527**	$2,470	$(29,96
Increase (decrease) resulting from:			
Non-deductible Crown charges net of Alberta Royalty Tax Credits	**7,682**	3,123	1,251
Resource allowance	**(7,084)**	(2,765)	(1,71
Attributed Canadian Royalty Income	**(723)**		
Benefit of tax deduction not (previously) recognized		(368)	5,04
Amortization of resource pools for which there is no (excess) tax basis	-	(30)	28
Non-deductible capital taxes	**856**	743	93
Other	**46**	(4)	
	$8,304	$3,169	$(24,15

Future tax benefits of $5,798,000 at December 31, 1999 were fully utilized in 2000.

At December 31, 2000 the Company has a total of approximately $84,000,000 (1999 - $116,000,000, 1998 - $112,000,000) of unused tax deductions available to be used to offset future taxes payable.

The unused tax deductions at year end are comprised of $2,500,000 Canadian oil and gas property expense, $22,100,000 Canadian development expense, $18,400,000 Canadian exploration expense, $200,000 foreign exploration and development expense, $23,300,000 undepreciated capital costs, $16,600,000 non-capital loss carry forwards and $500,000 share issue expenses.

8. Change in non-cash working capital

(in thousands)	**2000**	1999	1998
Cash provided by (used for)			
Accounts receivable	**$(4,227)**	$1,453	$(851)
Inventory and other	**556**	361	(431)
Accounts payable and accrued liabilities	**4,001**	797	(6,245)
Working capital adjustment related to sale of subsidiary *[note 11]*	**-**	833	-
	$330	$3,444	$(7,527)
The change in non-cash working capital relates to the following activities:			
Operating	**$2,313**	$2,520	$(5,217)
Investing	**(1,983)**	924	(2,310)
	$330	$3,444	$(7,527)

(in thousands)	**2000**	1999	1998
Cash interest paid	**$4,704**	$3,506	$3,791
Cash taxes paid	**$ 856**	$ 737	$1,016

9. Financial Instruments

In line with an approved hedging policy, the Company is party to certain derivative financial instruments including commodity swap and collar contracts and foreign exchange rate hedges. The Company enters into these contracts to manage its cash flow exposure to the volatility of commodity prices, foreign exchange rates and interest rates. These contracts carry with them an obligation to financially settle monthly and are monitored against acceptable mark to market exposure positions. These financial instruments have no book value recorded in the financial statements. Contracts outstanding at year-end in respect of derivative financial instruments were as follows:

Natural gas swap referenced to AECO index	**Quantity/Day**	**Price/Gigajoule**
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83
July 1, 2000 to October 31, 2001	1,000 gigajoules	$2.83
November 1, 2001 to October 31, 2002	1,000 gigajoules	$2.84

Based on dealer quotes, had these contracts been closed on December 31, 2000, the Company would have incurred a charge of $5,261,000.

Crude oil collars referenced to Nymex CDN$ WTI	**Quantity/Day**	**Price/Barrel**
January 1, 2001 to June 30, 2001	500 barrels	$41.00 – $50.00
July 1, 2001 to December 31, 2001	500 barrels	$38.00 – $44.40

If these contracts had been closed on December 31, 2000, the Company would have received a payment of $441,000.

Crude oil collars referenced to Nymex US$ WTI	Quantity/Day	Price/Barrel
January 1, 2002 to December 31, 2002	250 barrels	US$20.00 – US$22.90

The close out of this contract on December 31, 2000 would have resulted in a cost to the Company of US$106,000.

Foreign exchange forward swap	US$/Month	Rate(Cdn$/US$)
October 31, 1998 to September 28, 2001	416,666	0.6666

Had this contract been closed on December 31, 2000, the Company would have received a payment of $11,000.

The Company is exposed to credit risk associated with non-performance by counterparties to these derivative financial instruments. This risk is mitigated by contracting for such instruments with a number of counterparties primarily with major financial institutions, large international end users or substantial marketing organizations.

10. Physical commodity marketing obligations

In addition to the financial derivative transactions detailed in note 9, the Company has obligations under specific physical delivery contracts at prices set out below:

Heavy oil physical delivery contracts	Quantity/Day	Price/Barrel
January 1, 2001 to December 31, 2001	2,750 barrels	$22.83 wellhead
January 1, 2001 to December 31, 2001	625 barrels	$6.25 Bow River differential

Natural gas physical delivery contracts	Quantity/Day	AECO Price/Gigajoule
November 1, 1998 to October 31, 2001	1,000 gigajoules	$2.61
April 1, 2001 to October 31, 2001	2,000 gigajoules	$2.61
November 1, 2000 to March 31, 2001	2,000 gigajoules	$2.65 - $3.09
November 1, 2001 to March 31, 2002	2,000 gigajoules	$2.65 - $3.09
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83

11. Disposition of subsidiary

In September 1999, the Company sold its United States subsidiary for net proceeds of approximately $1,834,000, resulting in a gain on sale of $819,000.

12. Related party transactions

In 1998, loans to purchase shares exercised under a stock option plan, totalling $430,000, were granted to a previous officer (currently a director) and to a previous director of the Company. These loans ceased to be interest bearing March 10, 1999. In November 2000, the loan repayment terms were extended from December 31, 2000 to June 30, 2001. At December 31, 2000 the total amount outstanding and included in accounts receivable was $337,000 (1999 - $437,000).

13. Reorganization expenses

The Company began an undertaking to review strategic alternatives to maximize shareholder value in May 2000. The costs incurred in 2000 associated with this process, including evaluations of reserves and land, legal and advisory costs, severance and staff retention costs, have been identified as reorganization expenses.

In 2001, the Company hired new financial advisors and is actively continuing to review strategic alternatives to maximize shareholder value. In light of this process continuing, it is expected that the Company will continue to incur similar types of reorganization expenses. The Company has in place a 2001 staff retention program to ensure the Company is effectively managed while the review is ongoing.

In 1998 and 1999, the Company was in the process of implementing a new corporate strategy which included restructuring its senior management team. Reorganization expenses related to this process have been disclosed separately in each year.

14. Differences between Canadian GAAP and U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the Company's financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Company's Form 20F.

15. Subsequent events

On March 25, 2001 Maxx agreed to sell essentially all of of its non-core properties for a total of $15 million. Proceeds from the sale will be applied to reduce the long term debt.

On March 26, 2001, Maxx entered into an agreement with Provident Energy Trust ("Provident") whereby Provident agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares at a price of $7.00 per share payable, at the election of the Maxx shareholders, on the basis of $7.00 cash per Maxx share to a maximum of $36.2 million, or 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

SCHEDULE F

INFORMATION RESPECTING ACQUIRED PROPERTIES

Principal Oil and Gas Properties

The following is a description of the principal properties acquired by the Trust in connection with the acquisition of the Acquired Properties, effective January 1, 2002.

Princess, Alberta

The Princess area is located approximately 75 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the shallow gas formations of Medicine Hat, Milk River and Second White Specks. The Acquired Properties include working interests ranging from 25% to 99%. Average net natural gas production in 2001 was 2,100 mcfd. Current net natural gas production is 3,700 mcfd.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report (as defined herein) and assigned 7.4 bcf of Proved Reserves and 2.9 bcf of Probable Reserves.

Provident believes this property adds relatively stable and predictable long life reserves to the Trust.

Retlaw Area, Alberta

The Retlaw area is located approximately 115 kilometres west of the City of Medicine Hat. The area is comprised of the Retlaw Unit, Retlaw Non Unit, Retlaw East/Vauxhall and the Retlaw V Unit. Both oil and gas are produced in the area, predominantly from the Mannville Group. The Acquired Properties include an operating interest in a large proportion of the production in this area. Average 2001 net natural gas production was 5,800 mcfd and average 2001 net oil production was 810 bpd. Current net natural gas production is 5,100 mcfd and current net oil production is 940 bpd.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 1,339 mbbls and 8.6 bcf of Proved Reserves and 426 mbbls and 2.0 bcf of Probable Reserves, respectively.

Provident believes the properties offer immediate optimization and development opportunities including possible waterflood performance enhancement, reactivation of previously suspended waterflood operations, pump upgrades, compression optimization, recompletion opportunities and some drilling opportunities for oil downspacing and further gas development.

Craigmyle, Alberta

The Craigmyle area is located approximately 210 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the Mannville Group, along with shallower production from the Belly River Formation. The Acquired Properties include 100% working interests in a majority of the wells currently on production. Average net natural gas production in 2001 was 2,420 mcfd. Current net natural gas production is 2,040 mcfd.

The Acquired Properties include a 100% working interest in the Craigmyle Compressor Station that has a capacity of 6.5 mmcfd of sweet gas utilizing one 500 hp unit and one 900 hp unit.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 5.8 bcf of Proved Reserves and 1.5 bcf of Probable Reserves.

Long Coulee Area, Alberta

The Long Coulee area is located approximately 145 kilometres west of the City of Medicine Hat. The area is comprised of Long Coulee and Long Coulee Sunburst P pool. Gas production is obtained from the

Sunburst, Glauconitic, Bow Island and Second White Specks formations. Oil production is obtained from the Sunburst P Pool. The Acquired Properties include a 59% to 100% working interests in a majority of the wells currently on production. Average 2001 net natural gas production was 1,260 mcfd and average 2001 net oil production was 220 bpd. Current net natural gas production is 1,180 mcfd and current net oil production is 190 bpd.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 950 bpd of sour oil and 950 bpd of water. Water injection capacity is 2,200 bpd. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 2.8 bcf and 266 mbbl of Proved Reserves and 1.0 bcf and 115 mbbl of Probable Reserves, respectively.

Provident believes the Sunburst P Pool offers the possibility of initiating another waterflood recovery process beside an existing waterflood scheme in order to optimize the pool oil recovery. Additionally, there may be some infill drilling opportunities as a result of the new post waterflood implementation.

Carmangay, Alberta

The Carmangay area is located approximately 155 kilometres west of the City of Medicine Hat. Oil and gas production is obtained from the Sunburst formation. The Acquired Properties include a 100% working interest in the area and a gross overriding royalty in the Second White Specks. Average 2001 net natural gas production was 730 mcfd and average 2001 net oil production was 260 bpd. Current net oil production is 190 bpd and current net natural gas production is 500 mcfd.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 1,260 bpd of sour oil and 3,800 bpd of water. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 235 mbbl and 5.8 bcf of Proved Reserves and 33 mbbl and 0.9 bcf of Probable Reserves, respectively.

Provident believes the Carmangay property offers the possibility of upgrading the existing gas compressor and some reactivation and stimulation candidates to optimize the existing production.

Oil and Natural Gas Wells

The following table summarizes, as at January 1, 2002, the producing and shut-in wells in respect of the Acquired Properties:

	Producing Wells				Shut-in Wells (1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Total	196	106	277	146	132	90	74	52

Notes:

(1) "Shut-in" wells means wells which are not producing but which may be capable of production.

(2) "Gross" wells are defined as the total number of wells in respect of the Acquired Properties.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest therein.

Production History and Revenue Received

The following table summarizes the historical average daily production, revenue received, royalties and operating expenses paid and net operating income in respect of the Acquired Properties during the periods indicated.

Years Ended December 31,	2001	2000
Crude Oil & NGLs		
Total production (mbbls)	653	787
Average daily production (bpd)	1,788	2,151
Natural Gas		
Total production (mmcf)	5,259	5,598
Average daily production (mmcfd)	14	15
Total Production		
Total production (Mboe)	1,529	1,720
Average daily production (boed)	4,190	4,700
(000's)		
Revenue	$45,971	$52,737
Royalties	9,786	11,153
Operating Expenses	10,138	10,411
Net Operating Income	$26,047	$31,174

Land Holdings

The following table summarizes the land holdings in respect of the Acquired Properties as at January 1, 2002:

	Undeveloped		Developed		Total	
(acres)	Gross	Net	Gross	Net	Gross	Net
Total	101,664	78,222	122,339	77,066	224,063	155,288

Oil and Natural Gas Reserves of the Acquired Properties

The oil, natural gas and NGL reserves of the Acquired Properties as of January 1, 2002 have been evaluated by McDaniel utilizing McDaniel's January 1, 2002 pricing as set forth in the report prepared by McDaniel dated March 21, 2002 evaluating the oil, natural gas and NGL reserves relating to the Acquired Properties as at January 1, 2002 (the "McDaniel Acquired Properties Report"). McDaniel conducted evaluations based on both escalated and constant price assumptions of the Vendor's oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Acquired Properties Report, based on both escalated and constant price assumptions as provided by McDaniel are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Acquired Properties Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by the Vendor in a data room, and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % ($000's)	15 %	20 %
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,136.8	53.3	23,760.7	89,422.7	64,496.9	56,862.6	51,022.1
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	11,859.3	6,463.9	5,012.4	3,986.4
Undeveloped	47.8	0.0	1,525.6	39.2	0.0	1,178.8	3,042.6	1,640.8	1,277.6	1,020.4
Total Proved	2,410.3	79.9	35,194.5	2,117.5	53.3	28,546.7	104,324.6	72,601.5	63,152.5	56,028.9
Probable[(3)]	362.0	8.2	4,803.7	327.9	5.6	3,949.2	17,299.0	7,933.4	5,961.9	4,692.8
TOTAL	2,772.3	88.1	39,998.2	2,445.4	58.9	32,495.9	121,623.6	80,534.9	69,114.4	60,721.7

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % (thousands of dollars)	15 %	20 %
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,140.5	53.3	23,760.7	54,873.0	42,274.5	37,986.4	34,593.3
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	7,648.9	4,245.0	3,308.1	2,640.4
Undeveloped	47.8	0.0	1,525.6	39.4	0.0	1,178.8	1,637.9	838.6	622.3	467.5
Total Proved	2,410.3	79.9	35,194.5	2,181.4	53.3	28,546.7	64,159.8	47,358.1	41,916.8	37,701.3
Probable[(3)]	362.0	8.2	4,794.2	328.4	5.6	3,940.8	9,763.8	5,062.1	3,926.2	3,164.7
TOTAL	2,772.3	88.1	39,988.7	2,509.8	58.9	32,487.5	73,923.6	52,420.2	45,843.0	40,866.0

Notes:

(1) "Gross Reserves" are the aggregate of the Vendor's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $0.6 million (2002) and $0.6 million (2003).

(5) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $0.6 million (2002) and $0.6 million (2003).

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil $US/bbl(1)	Edm. Light Crude Oil $C/bbl(2)	Medium Crude Oil $C/bbl(3)	Alberta Ave Natural Gas $C/mmbtu(4)	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl(5)	Inflation (%)	US/CAN Exchange Rate $US/$C
Forecast										
2002	20.00	30.30	19.80	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	23.10	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	26.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	27.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670
2006	22.60	32.20	27.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	27.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	28.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	29.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	30.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	30.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	31.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	32.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	32.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	33.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	34.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	35.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	36.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	36.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	37.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:

(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Bow River 26 degrees/2.1% sulphur crude oil at Hardisty, Alberta
(4) Alberta Average field price
(5) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)(1)	19.78
Edmonton Light Crude ($CDN/bbl)(2)	29.16
Alberta Average Natural Gas ($CDN/Mmbtu)(3)	3.26
Propane ($CDN/bbl)(4)	18.85
Butane ($CDN/bbl)(4)	18.60
NGL Mix ($CDN/bbl)(4)	21.00
Natural Gasolines & Condensate ($CDN/bbl)(4)	29.16

Notes:

(1) December 31, 2001 NYMEX close.
(2) December 31, 2001 average postings.
(3) December 2001 estimate.
(4) December 2001 Edmonton reference price.

Estimated Future Annual Production Volumes for the Acquired Properties

Year	Proved Producing			Total Proved			Total Proved plus ½ Probable		
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)
2002	576.5	16.1	4,886.1	594.8	16.2	5,030.9	602.8	16.4	5,092.3
2003	442.0	12.5	3,845.4	457.9	12.6	4,244.0	477.3	13.0	4,401.4
2004	343.8	9.9	3,134.1	351.9	9.9	3,451.4	381.4	10.3	3,633.1

SCHEDULE OF REVENUE AND EXPENSES FOR SELECTED PROPERTIES

AUDITORS' REPORT

To the Board of Directors of Provident Energy Ltd.

At the request of Provident Energy Ltd., we have audited the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 among Provident Energy Ltd., Provident Energy Trust and the vendor of the selected properties for each of the years in the two year period ended December 31, 2001. This financial information is the responsibility of the vendor of the selected properties. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management of the vendor, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
Chartered Accountants

Calgary, Canada
March 25, 2002

Schedule of Revenue and Expenses for Selected Properties

For the Years Ended December 31,		2001		2002
Revenue	$	45,970,908	$	52,737,091
Royalties		9,786,151		11,152,695
		36,184,757		41,584,396
Operating expenses		10,137,890		10,410,730
	$	26,046,867	$	31,173,666

See accompanying notes to schedule of revenue and expenses for selected properties.

Notes to Schedule of Revenue and Expenses for Selected Properties

Years ended December 31, 2001 and 2000

1. **Basis of presentation**

On March 25, 2002, Provident Energy Trust and Provident Energy Ltd. (collectively, the "Purchaser") entered into a purchase and sale agreement to acquire certain properties (the "selected properties") from the Canadian subsidiaries of a U.S. based exploration and production company (collectively, the "Vendor").

The schedule of revenue and expenses for selected properties includes operations on the selected properties specified in the purchase and sale agreement dated March 25, 2002 between the Vendor and the Purchaser.

The schedule of revenue and expenses for selected properties includes only amounts applicable to the working interest of the Vendor for the selected properties.

The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties as these amounts are based on the consolidated operations of the Vendor of which the selected properties form only a part.

2. **Significant accounting policies**

(a) **Revenue**

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) **Royalties**

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations and the terms of individual royalty agreements.

(c) **Operating expenses**

Operating expenses include amounts incurred to bring the petroleum substances to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation income associated with the selected properties

SCHEDULE G

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF MAXX PETROLEUM LTD.

For the three months ended March 31, 2001

MAXX PETROLEUM LTD.
CONSOLIDATED BALANCE SHEET

	As at March 31, 2001 ($000's) *(unaudited)*	As at December 31, 2000 ($000's) *(audited)*
Assets		
Current assets		
Cash	$ 2,863	$ -
Accounts receivable	13,957	15,373
Inventory and other	608	466
	17,428	15,839
Property, plant and equipment	81,099	94,689
	$ 98,527	$ 110,528
Liabilities		
Current liabilities		
Bank indebtedness	$ -	$ 2,618
Accounts payable and accrued liabilities	18,825	20,660
	18,825	23,278
Long-term debt	12,000	26,125
Deferred income	576	503
Future site restoration and abandonment costs	3,279	3,271
Future income taxes	6,310	3,346
Shareholders' Equity		
Share capital (note 2)	44,229	43,502
Retained earnings	13,308	10,503
	57,537	54,005
	$ 98,527	$ 110,528

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

For the three months ended March 31,	**2001**	**2000**
	($000's)	**($000's)**
Revenue		
Gross production revenue	$ 24,038	$ 18,692
Less:		
Crown royalties	5,582	3,868
Other royalties	717	668
	17,739	14,151
Alberta royalty tax credit	123	144
	17,862	14,300
Expenses		
Production	5,505	4,264
General and administrative	1,030	694
Interest, net	558	956
Depletion, depreciation and amortization	4,840	4,876
	11,933	10,790
Income before provision for income taxes	5,929	3,510
Current corporate taxes	159	214
Future income taxes	2,965	1,660
	3,124	1,874
Net income	2,805	1,636
Retained earnings, beginning of period	10,503	2,321
Retained earnings, end of period	$ 13,308	$ 3,957
Net income per share, basic	$0.18	$0.10
Net income per share, diluted (Note 1)	$0.17	$0.10
Weighted average number of shares outstanding - basic (000's)	15,912	15,770

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

For the three months ended March 31,	2001 ($000's)	2000 ($000's)
Cash provided by operating activities		
Net earnings for the period	$ 2,805	$ 1,636
Add non-cash items:		
Depletion, depreciation and amortization	4,840	4,876
Future income taxes	2,965	1,660
Funds flow from operating activities	10,610	8,172
Net change in non-cash working capital	(1,717)	3,107
	8,893	11,279
Cash provided by (used in) investing activities		
Expenditures on property, plant and equipment	(5,530)	(12,295)
Acquisition of oil and gas properties	-	-
Proceeds on disposition of oil and gas properties	14,440	25
Site restoration costs	(14)	-
Net change in non-cash working capital related to investing activities	1,156	774
	10,052	(11,496)
Cash provided by (used in) financing activities		
Common shares (net)	727	39
Increase (decrease) in long term debt	(14,125)	1,250
Other	(66)	(69)
	(13,464)	1,220
Increase in cash	5,481	1,003
Bank indebtedness, beginning of period	(2,618)	(2,719)
Cash (bank indebtedness), end of period	$ 2,863	$ (1,716)
Cash flow generated from operations per share	$ 0.67	$ 0.52

See accompanying notes.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2001 and 2000

(unaudited)

The Interim Consolidated Financial Statements of Maxx Petroleum Ltd. ("Maxx") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Maxx's audited financial statements and the notes as at and for the year ended December 31, 2000, which are disclosed in the this Annual Information Form.

1. Change in Accounting Policy

The Canadian Institute of Chartered Accountants has adopted a new standard for the computation and disclosure of per share amounts, which Maxx has retroactively adopted with all prior periods being restated. Under the new standard, the treasury stock method instead of the imputed interest method is used to determine the dilutive effect of stock options. Had the imputed interest method been used for the quarter ended March 31, 2001, diluted net income per common share would have been $0.18 (2000 - $0.10).

Other than this change in accounting policy, the Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the financial statements of Maxx for the year ended December 31, 2000.

2. Share Capital

(a) Authorized

(i) Unlimited number of voting common shares

(ii) Unlimited number of non voting preferred shares without nominal or par value, issuable in series

b) Common Shares Issued

	Number of Shares		Amount ($000's)
Balance at December 31, 2000	15,774,547	$	43,502
Issued	180,833	$	726
Balance at March 31, 2001	15,955,380	$	44,229

(c) Shares reserved

(i) Employee incentive share option plan:

Maxx has reserved an amount of shares for options equal to 920,417 for issuance under the stock option plan.

3. Stock Option Plan

Maxx has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers and employees of Maxx are eligible to participate in the Plan. Under the terms of the Plan, Maxx has reserved an amount of trust units for options equal to 920,417 for issuance under the stock option plan.

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,302,084	$4.98
Granted	-	-
Exercised	(180,833)	$4.83
Forfeited/Cancelled	(130,834)	$4.83
Outstanding at March 31, 2001	990,417	$5.04

At March 31, 2001 Maxx had 990,147 options outstanding with exercise prices ranging between $2.85 and $7.08 per share. Pursuant to the proposed transaction with Provident Energy Ltd. (See Note 4 – Subsequent Event) all of the options became fully vested and exercisable in April 2001.

4. Subsequent Event

On March 26, 2001, Maxx and Provident Energy Ltd. ("Provident") announced that they had executed an agreement whereby Provident had agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares, at the election of each Maxx shareholder, on the basis of:

1. $7.00 cash per Maxx share to a maximum of $36.2 million; or

2. 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

Subject to the stated maximums, or any combination thereof, the consideration payable by Provident for each Maxx share will result in each Maxx shareholder receiving on average $2.13 cash and 0.44 of a Provident Unit.

The boards of directors of both Maxx and Provident have unanimously approved the transaction, which requires the approval of a minimum of 66 2/3 percent of the votes cast by Maxx shareholders in person or by proxy at the special meeting to be held on May 25, 2001. The Maxx board concluded that the transaction was in the best interest of shareholders and recommended that shareholders vote their shares in favour of the Plan.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Maxx's operating results for the three months ended March 31, 2001 and 2000, which should be read in conjunction with the unaudited consolidated financial statements of Maxx, contained herein.

Capital expenditures:

Maxx spent $5.5 million on capital during the first quarter of 2001, the majority of which was spent drilling ten heavy oil wells (10 net) in the Lloydminster area and three (0.88 net) wells in the west central Alberta area. Maxx also participated in a land sale in January to acquire exploration acreage in northeast British Columbia. For the first quarter of 2000, Maxx spent $12.3 million primarily to drill 26 gross wells (19.0 net). In addition to the first quarter 2001 drilling program, the Company sold certain non-core properties for total proceeds of $14.4 million. The funds received were applied to reduce bank debt. There were no significant divestitures in the first quarter of 2000.

Production:

During the first quarter of 2001, total production averaged 8,528 boed compared to 7,505 boed for the first quarter of 2000. Crude oil and natural gas liquids production averaged 7,160 bpd for the first quarter of 2001, a 14 percent increase from 6,299 bpd for the first quarter of 2000. This increase resulted from incremental production of heavy oil wells drilled in the second half of 2000 at Lloydminster, which was partially offset by natural declines in the Company's southeast Saskatchewan area. Natural gas production averaged 11.2 mmcfd for the first quarter of 2001 compared to 12.1 mmcfd for the first quarter of 2000. The seven percent decrease in natural gas production was primarily due to higher declines at Westward Ho and Willesden Green partially offset by new production from wells drilled in the fourth quarter of 2000 in the Company-operated Cow Lake area and the non-operated Carrot Creek area.

Crude oil price:

Crude oil prices showed continued strength during the quarter with the West Texas Intermediate (WTI) crude oil price averaging US $28.72 per barrel compared to US $28.73 per barrel in the first quarter of 2000. The Cdn/US dollar exchange rate averaged 1.53 in the period, which was significantly higher than the rate of 1.45 last year. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by significantly wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Maxx's heavy oil production. The Company's average selling price for all blends of crude oil was Cdn$26.84 per barrel for the quarter compared to Cdn $26.46 per barrel for the first quarter of 2000. Average crude oil price for the first quarter of 2001 includes a loss of $32,904 from hedging activities compared to a loss of $0.9 million for the same period in 2000.

Natural gas price:

In the first quarter of 2001, natural gas prices reached record levels with natural gas prices at AECO averaging Cdn $8.09 per mcf. For Maxx, the average corporate natural gas price received during the first quarter of 2001 was Cdn $6.70 per mcf compared to Cdn $3.03 per mcf for the same period in 2000. Average natural gas price for the first quarter of 2001 includes a loss of $1.3 million from hedging activities while there were no hedging activities for the same period in 2000.

Hedging program:

Maxx's hedging program was initiated to help minimize the volatility in the Company's oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US dollar exchange rate hedges were put in place to achieve this goal. Maxx's aggregate exposure under the hedging program is summarized in the following table:

Hedging program summary:

Year	Product	Volume	Terms	Effective Period
2001	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$41.00 – Cdn$50.00	April 1 – June 30
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	July 1 – December 31
	Heavy Oil	2,750 bpd	Cdn$22.83 per bbl Wellhead	April 1 – December 31
	Heavy Oil	500 bpd	US$6.25 per bbl Bow River Differential	April 1 – December 31
	Natural Gas	4,000 mcfd	Cdn$2.84 per mcf	April 1 – October 31
	Natural Gas	2,000 mcfd	Cdn$2.98 per mcf	April 1 – December 31
	Natural Gas	1,000 mcfd	Cdn$2.98 per mcf	November 1 – December 31
2002	Natural Gas	3,000 mcfd	Cdn$2.99 per mcf	January 1 – October 31

Revenues:

During the quarter, gross revenues from oil, natural gas and natural gas liquids were $24.0 million, which was 29 percent higher than $18.7 million the first quarter of 2000. Increased oil production and higher natural gas prices, partially offset by lower natural gas sales led to the increase.

Funds from operations:

During the first quarter of 2001, funds from operations were $10.6 million or $0.67 per share, which was 30 percent higher than $8.2 million and $0.52 per share for the same period in 2000. Higher revenue, lower interest expense and current tax expense partially offset by increased royalty expense, production expenses and general and administration costs attributed to the increase.

Royalties:

Royalties, net of Alberta royalty tax credit ("ARTC"), were $6.3 million for the first quarter of 2001, which was 40 percent higher than $4.5 million for the first quarter 2000. This was primarily due to higher revenue and lower ARTC. On a percentage basis, royalties were slightly higher in the first quarter of 2001 at 25.7 percent, compared to 23.5 percent in the first quarter of 2000.

Production expenses:

Production expenses averaged $7.09 per boe for the first quarter of 2001 compared to $6.18 per boe for the same period in 2000. This resulted from a higher percentage of production coming from the Lloydminster area, which typically has higher production expenses than the Company's other operating areas.

Operating netback:

Maxx's operating netback in the first quarter of 2001 was $15.92 per boe, which was nine percent higher than the netback of $14.70 per boe for the same period in 2000. The higher netbacks were primarily a result of significantly higher natural gas prices, partially offset by higher production expenses and higher royalty expense.

General and administrative expense:

General and administrative expense of $1.0 million for the first quarter of 2001 was 48 percent higher than $0.7 million for the first quarter of 2000. On a per boe basis, general and administrative expense was $1.32 as compared to $1.01 per boe in the first quarter of 2000. The increase can be primarily attributed to lower capital overhead recoveries as the capital expenditure program for the first quarter of 2001 was 55 percent less than the first quarter of 2000.

Interest expense:

For the first quarter of 2001, interest expense was $0.6 million compared to $1.0 million for the first quarter of 2000. The reduction in interest expense is attributed to a significant decrease in long term debt offset by a slight increase in interest rates. The decrease in long-term debt is primarily a result of property dispositions in fourth quarter of 2000 and the first quarter of 2001, where the proceeds were used to reduce corporate debt levels.

Depletion, depreciation and amortization:

Depletion, depreciation and amortization expense for the first quarter of 2001 was $6.24 per boe, which was 12 percent lower than $7.06 per boe during the first quarter of 2000. The lower depletion, depreciation and amortization rate resulted from significant asset sales in fourth quarter 2000 and first quarter of 2001, which resulted in a lower depletable property, plant and equipment base and from lower finding and development costs as a result of focusing capital spending activities in the Lloydminster heavy oil area

EXHIBITS TO FORM 6-K

PROVIDENT ENERGY TRUST

Volume 3

Exhibit 99.4

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST INCREASES CASH DISTRIBUTION FOR MAY 2002

NEWS RELEASE NUMBER 13 **May 16, 2002**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSX – PVE.UN; AMEX - PVX) today announced the cash distribution for May 2002 has been set at Cdn $0.17 per trust unit. The increase in the distribution amount is attributable to stronger commodity prices and the recently completed accretive acquisitions of Richland Petroleum Corporation and the $72 million Southern Alberta asset package. The May 2002 cash distribution will be paid on June 14, 2002 to unitholders of record on May 31, 2002. The ex-distribution date is May 29, 2002. For unitholders receiving their distribution in U.S. Funds the June 14, 2002 cash distribution will be approximately U.S.$0.109, based on an exchange rate of 1.56. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN, **Chief Executive Officer** **Phone (403) 296-2232**	**or**	**RANDY FINDLAY,** **President** **Phone (403) 781-5343**

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta
Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Complete **1.** or 2.

1. **Provident Energy Trust** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 1, 2002** of **Trust Units** of **Provident Energy Trust** with an aggregate value of $1,050,000, **Provident Energy Trust** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. [*Name of Issuer*] has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on [*date*] of [*amount or number and type of securities*] of [*Name of Issuer*], [*Name of Issuer*] became after the distribution date by filing a prospectus in a jurisdiction listed in Appendix B to Multilateral Instrument 45-102 and listing or quoting a class of its equity securities on a qualified market, and now is, a qualifying issuer within the meaning of Multilateral Instrument 45-102.

DATED at Calgary, Alberta this 1st day of May, 2002.

PROVIDENT ENERGY TRUST by
Provident Energy Ltd.

"Thomas W. Buchanan"
THOMAS W. BUCHANAN
Chief Executive Officer

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Negrais\31342\180889*265416.v1*

PROVIDENT

ENERGY TRUST

PROXY STATEMENT AND INFORMATION CIRCULAR

SOLICITATION OF PROXIES

This Proxy Statement and Information Circular is furnished in connection with the solicitation of proxies by the management of Provident Management Corporation (the "Manager") on behalf of Computershare Trust Company of Canada (the "Trustee") for use at the Annual and Special Meeting (the "Meeting") of trust unitholders (the "Unitholders") of Provident Energy Trust (the "Trust"). The Meeting will be held at The Metropolitan Centre, 333 Fourth Avenue S.W., Calgary, Alberta, on Monday, June 3rd, 2002 at 3:00 p.m. (Calgary time) for the purposes set forth in the Notice of Annual and Special Meeting (the "Notice") accompanying this Proxy Statement and Information Circular. In addition to solicitation by mail, proxies may also be solicited by personal interviews, telephone, facsimile or other means of communication by directors and officers of the Manager without special compensation. The cost of solicitation will be borne by the Manager and reimbursed by the Trust. The information contained in this Proxy Statement and Information Circular is given as of April 26, 2002, unless otherwise specifically stated.

APPOINTMENT OF PROXIES

A Unitholder who wishes to be represented at the Meeting by proxy must complete and sign the enclosed form of proxy and forward it in the enclosed self-addressed envelope or otherwise deliver it to Computershare Trust Company of Canada, at Suite 600, 530 – 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Proxy Department, to reach the addressee no later than 5:00 p.m. (Calgary time) on May 30, 2002 or, if the meeting is adjourned, by 5:00 p.m. (Calgary time) on the second business day prior to the date on which the meeting is reconvened.

The document appointing a proxy shall be in writing and shall be executed by the Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

***The persons named as proxyholders in the enclosed form of proxy are directors or officers of the* Manager. A Unitholder desiring to appoint some other person as his or her representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Trust Company of Canada, at the place and within the time specified above for the deposit of proxies. Representatives so appointed by a Unitholder are not required to be Unitholders.**

By resolutions of the directors of Provident Energy Ltd. ("Provident"), the record date for the Meeting has been established as April 26, 2002 (the "Record Date"). Only Unitholders of record as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except that a transferee of trust units of the Trust ("Trust Units") after such Record Date may, not later than ten (10) days before the Meeting, establish the right to vote by providing evidence of ownership of Trust Units and requesting that the transferee's name be placed on the voting list in place of the transferor.

REVOCATION OF PROXIES

A Unitholder who has submitted a form of proxy has the power to revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing signed by the Unitholder or by the Unitholder's attorney authorized in writing, or, if the Unitholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation, and delivered to the Trust or Computershare Trust Company of Canada at the address referred to herein no later than the close of business, local time, on the day (excluding Saturdays, Sundays and statutory holidays) before the Meeting, or if the Meeting is adjourned, on the day (excluding Saturdays, Sundays and statutory holidays) before it is reconvened or with the Chairman of the Meeting immediately prior to the Meeting, or any reconvened Meeting.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The form of proxy furnished by the Trust, where the Unitholder specifies a choice with respect to any matter identified in the Notice will be voted on or withheld from voting on any ballot in accordance with the instructions contained therein. Where no choice is specified, the form of proxy will be voted "FOR" each matter identified in the Notice. The persons appointed under the form of proxy furnished by the Trust are conferred discretionary authority with respect to amendments to those matters specified in the form of proxy or other matters which may be properly come before the Meeting. At the time of the printing of this Proxy Statement and Information Circular, the management of Provident knows of no such amendment or other matter except as disclosed in this Proxy Statement and Information Circular. If any matters which are not now known should properly come before the Meeting, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgment.

RELATIONSHIPS AMONG THE TRUSTEE, THE TRUST, PROVIDENT AND THE MANAGER

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture (the "Trust Indenture") dated as of January 25, 2001 between Founders Energy Ltd. ("Founders") and the Trustee (as successor to Montreal Trust Company of Canada), as amended from time to time. The Trust was established for the purpose of acquiring and holding, directly and indirectly, interests in petroleum and natural gas properties. Provident is a corporation wholly-owned by the Trust. The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties in which it has an interest. The Manager is a corporation wholly-owned by Thomas Buchanan and Randall Findlay. The Manager is responsible for providing certain management, administrative and support services to the Trust and Provident in accordance with the terms of a management agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager (the "Management Agreement"). A description of the compensation received by the Manager for providing management services to Provident and the Trust is set out in this Proxy Statement and Information Circular under the heading "EXECUTIVE COMPENSATION – Compensation of the Manager".

Pursuant to the terms of a unanimous shareholders agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager (the "Unanimous Shareholders Agreement"), the Manager is entitled to nominate and have elected two of the members of the board of directors of Provident with the balance of the members of the board of directors of Provident to be selected by the Unitholders. The Unitholders are at all times entitled to select a majority of the board of directors of Provident.

INTEREST OF THE TRUSTEE, PROVIDENT, THE MANAGER AND THE DIRECTORS AND OFFICERS OF PROVIDENT AND THE MANAGER IN MATTERS TO BE ACTED UPON

Neither the Trustee, Provident, the Manager nor any directors or officers of Provident or the Manager, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting except as otherwise disclosed in this Proxy Statement and Information Circular under the headings "SPECIAL MEETING MATTERS" and "ANNUAL MEETING MATTERS".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Proxy Statement and Information Circular, neither the Trustee, Provident nor any director or officer of Provident, nor any proposed nominee for election as a director of Provident, nor any other insider of the Trust, or Provident, nor any associate or affiliate of any one of them has or has had, at any time since the beginning of the financial period ended December 31, 2001, any material interest, direct or indirect, in any transaction or proposed transaction that has materially affected or would materially affect the Trust or Provident.

Certain of the directors, officers and employees of the Manager and certain of the consultants retained by the Manager from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require the Manager to (a) make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest; (b) use all reasonable efforts to resolve such conflict of interest in a manner which will treat the Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of the Trust or Provident, as the case may be and such interested party; (c) make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations or investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident to each such group of persons; and (d) act honestly and in good faith in making any such resolutions.

The Manager shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of the Manager shall be entitled to hold board of director positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

INDEBTEDNESS OF THE TRUSTEE AND THE DIRECTORS AND OFFICERS OF PROVIDENT AND THE MANAGER

Neither the Trustee nor any of the directors or officers of Provident or the Manager, nor any proposed nominee for election as a director of Provident, nor any associate or affiliate of any one of them, is or was indebted, directly or indirectly, to the Trust or Provident at any time since the beginning of the financial period ended December 31, 2001, except for loans made to certain officers and directors of Founders to facilitate the exercise of stock options in connection with the plan of arrangement in which Founders was reorganized to create the Trust. These officers and directors subsequently became officers and directors of Provident or the Manager. The loans amounted to, in aggregate, $1,042,253.93 and were subject to interest at an annual rate of 6.5%. All such loans plus accrued interest were repaid in full prior to June 6, 2001.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date of this Proxy Statement and Information Circular, the Trust had 36,211,344 issued and outstanding Trust Units. Each Trust Unit entitles the holder thereof to one vote at all meetings of Unitholders for each Trust Unit held.

As at the date of this Proxy Statement and Information Circular, and to the best of the knowledge of the Trust and the directors and officers of Provident and the Manager, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Trust Units.

EXECUTIVE COMPENSATION

Compensation of the Trustee

The Trustee was reimbursed for costs and expenses incurred for the period ended December 31, 2001. Compensation is paid to the Trustee for the services it provides as trustee and as transfer agent and registrar of the Trust. For the period ended December 31, 2001, the Trustee received $105,131.00 for the services it provided as trustee and as transfer agent and registrar of the Trust.

The Manager

The offices of the Manager are located at Calgary, Alberta. Thomas Buchanan and Randall Findlay directly or indirectly hold all of the issued and outstanding shares of the Manager and are the only directors and officers of the Manager. There were no amounts paid by Provident or the Trust directly to Thomas Buchanan or Randall Findlay during the period ended December 31, 2001, except for the reimbursement of expenses that such individuals incurred directly on behalf of Provident or the Trust and the benefits and perquisites described herein.

Compensation of the Manager

Compensation is paid to the Manager for the services it provides to the Trust and Provident in accordance with the terms of the Management Agreement.

Reimbursement of Expenses

Pursuant to the terms of the Management Agreement, the Manager is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by the Trust and Provident, other than costs related solely to the Manager. The salaries of the President and Chief Executive Officer of Provident who are provided by the Manager are not reimbursable but the costs of certain of the benefits and perquisites are reimbursable, subject to certain limits. For the period ended December 31, 2001, reimbursed general and administrative costs and expenses totalled $46,123 of which benefits and perquisites to the President and Chief Executive Officer provided by the Manager amounted to $30,560.

Management Fee

Pursuant to the terms of the Management Agreement, the Manager is entitled to receive (a) a fee in an amount equal to 2% of operating cash flow of Provident, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a business day, on the next business day; and (b) a fee (herein referred to as a "Total Return Fee") equal to 6% of the Total Return Amount, such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day on the next business day. The Manager was paid aggregate management fees of $1,153,264 for management services provided during the period ended December 31, 2001, comprised of a base fee of $897,195 and a Total Return Fee of $256,069. The Total Return Fee is payable, at the option of the board of directors of Provident, in cash or Trust Units. In February 2002, the board or directors of Provident authorized the issuance of 31,798 Trust Units to satisfy the payment of the Total Return Fee.

For the purpose of the preceding paragraph, the following capitalized terms have the following meanings:

"Internal Rate of Return" means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made.

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the unit market price at the beginning of the Return Period.

"Return Period" means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination.

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Periods.

"Total Return Percentage" means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year, the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit.

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per unit for such units for each day there was a closing price for the 10 consecutive trading days immediately preceding such date and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange (the "TSX") or, if on such date the Trust Units are not listed on the TSX, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident.

Compensation Upon Termination

The Management Agreement also provides that in most instances of termination, the Manager will be entitled to receive the management fees described above and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods, an amount as defined in the above paragraph, equal to such management fees as would have been payable in respect of two complete Return Periods).

Compensation of the Directors of Provident

Effective March 6, 2001, the compensation plan for the directors of Provident was changed to better align the compensation of directors with that of other oil and gas trusts and other comparable sized Canadian public companies. As a result, the annual retainer paid to the directors was set at $50,000 for the non-executive board of directors Chairman and $12,000 for each other independent director, excluding the nominees of the Manager. In addition, an annual retainer of $3,000 will be paid to the chairman of any committee of the board of directors and $1,500 will be paid to any member of a committee of the board of directors. The annual retainer for the independent members of the board of directors and board of directors committees are to be paid in four equal quarterly cash installments on the first day of January, April, July and October of each calendar year. In addition, the non-executive board of directors Chairman will receive $1,250 for each meeting attended and each independent director will receive $1,000 for each meeting attended while all independent directors are compensated $500 per meeting for attending single purpose meetings to set the monthly cash distribution amount for the Trust. Each director is also compensated for all reasonable out-of-pocket expenses incurred in respect of attending any board of directors or committee meeting. The President and Chief Executive Officer of Provident, who also act as directors of Provident do not receive any compensation for acting as directors of Provident.

In addition, directors of Provident, excluding the nominees of the Manager, are eligible to participate in the trust unit option plan of the Trust (the "Trust Option Plan"), as further described in this Proxy Statement and Information Circular. The following table summarizes the details concerning the grant of options to the directors of Provident during the period March 6, 2001 to December 31, 2001. No options to acquire Trust Units were exercised by any director of Provident during such period.

Name	Securities Under Option Granted	Date of Grant	Securities Under Option Vested	Exercise Price ($/Trust Unit)	Expiration Date
Thomas W. Buchanan	Nil	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-
Grant D. Billing	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Bruce R. Libin	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
M.H. (Mike) Shaikh	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Byron J. Seaman	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Jeffrey T. Smith	40,000	May 28, 2001	13,333	$12.39	May 27, 2005
John B. Zaozirny	25,000 25,000	March 6, 2001 March 29, 2001	15,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005
Victor Roskey(1)	15,000 25,000	March 6, 2001 March 29, 2001	5,000 8,333	$10.95 $11.09	March 5, 2005 March 28, 2005

Note:

(1) Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units shall expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

The options issued to the directors of Provident vest as to one-third immediately upon the date of issuance and as to a further one-third in each of the first and second anniversaries of the date of issuance.

The following table summarizes, for the directors of Provident, the number of Trust Units acquired pursuant to the exercise of options, if any, the aggregate value realized upon exercise, if any, and the number of Trust Units issuable pursuant to unexercised options as at December 31, 2001. Value realized upon exercise is the difference between the market value of the Trust Units on the exercise date and the exercise price of the options. The value of the unexercised and in-the-money options is the difference between the exercise price of the options and the closing stock value of the Trust Units on December 31, 2001, which was $8.19 per Trust Unit, and includes certain allowable reductions to the exercise price of the options in accordance with the Trust Option Plan based upon the cash distributions to Unitholders. See "TRUST UNIT OPTION PLAN".

			Unexercised options at December 31, 2001		Value of Unexercised in-the-Money Options at December 31, 2001 ($)	
Name	Securities Acquired on Exercise	Aggregate Value Realized ($)	Vested	Not Vested	Vested	Not Vested
Thomas W. Buchanan	Nil	-	-	-	-	-
Randall J. Findlay	Nil	-	-	-	-	-
Grant D. Billing	Nil	-	13,333	26,667	Nil	Nil
Bruce R. Libin	Nil	-	13,333	26,667	Nil	Nil
M.H. (Mike) Shaikh	Nil	-	23,333	26,667	Nil	Nil
Byron J. Seaman	Nil	-	23,333	26,667	Nil	Nil
Jeffrey T. Smith	Nil	-	13,333	26,667	Nil	Nil
John B. Zaozirny	Nil	-	23,333	26,667	Nil	Nil
Victor Roskey(1)	Nil	-	13,333	26,667	Nil	Nil

Note:

(1) Mr. Roskey resigned his position as a director of Provident on January 28, 2002. In accordance with the terms of the Trust Option Plan, all options to purchase Trust Units shall expire and terminate 90 days following the date such option holder ceases to be a director of Provident.

TRUST UNIT OPTION PLAN

Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to the Trust and its subsidiaries, other than the Chief Executive

Officer and President of Provident, who are not eligible to participate in the Trust Option Plan. The Trust Option Plan is administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSX on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

Currently, the number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan may not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of the Trust or Provident (or their advisors, including the Manager) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of the Trust or Provident (or to their advisors, including the Manager) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of the Trust or Provident (or their advisors, including the Manager), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Proxy Statement and Information Circular, options to acquire an aggregate of 655,100 Trust Units have been granted to the employees of Provident and options to acquire an aggregate of 7,000 Trust Units have been granted to the employees of the Manager who are neither officers nor directors of Provident.

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

The Trust has implemented a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") to provide holders of Trust Units with a means to automatically reinvest sums received on account of distributions on Trust Units. Computershare Trust Company of Canada, as Plan Agent, may at the election of a participant (a) purchase Trust Units with the cash distributions at 95% of the market value of the Trust Units, or (b) elect to purchase additional Trust Units with the cash distributions and deliver such Trust Units to a broker in exchange for a premium cash distribution equal to 102% of the monthly cash distribution. If a participant has elected either (a) or (b), the Plan Agent may, on behalf of such participant, purchase additional Trust Units with the cash distributions at the market value of such Trust Units.

Materials relating to the Plan have been mailed with this Proxy Statement and Information Circular.

CORPORATE GOVERNANCE

General

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board of directors, management and shareholders. The TSX has prescribed that all corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the Guidelines.

Attached as Schedule "B" to this Proxy Statement and Information Circular is a description of the Trust's corporate governance practices, which have been established by the terms of the Trust Indenture, Unanimous Shareholder Agreement and Management Agreement. Provident believes that, where practicable, the approach to corporate governance is substantially consistent with the Guidelines.

The board of directors of Provident presently has three standing committees, being an Audit, Environmental, Health and Safety Committee, a Governance, Human Resources and Compensation Committee (all of the members of these two committees are "unrelated directors") and a Reserves Committee (comprised of all of the members of the board of directors, the majority of whom are "unrelated directors").

Audit, Environmental, Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consisting of Mr. M.H. (Mike) Shaikh (Chairman), Mr. Bruce Libin, and Mr. Byron Seaman. The functions of the Audit, Environmental Health and Safety Committee include the review and recommendation to the board of directors of the annual financial statements and related management's discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the board of directors on Provident's internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor's non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Mr. John Zaozirny (Chairman), Mr. Grant Billing and Mr. Jeffrey Smith. The Committee is responsible for recommending to the board of directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in the context of an assessment of the perceived needs of the board of directors and Provident at the time. In addition, the Committee assists the board of directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the board of directors, its members and its committees.

The Committee's mandate also includes reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation adequately reflects the responsibilities of the board of directors. The Committee also administers the Trust Option Plan and makes recommendations to the board of directors respecting grants of options thereunder.

Reserves Committee

The Reserves Committee is comprised of all the members of the board of directors (the majority of whom are "unrelated directors") and is responsible for ensuring that the Manager and management have designed and implemented effective reserve programs, controls and reporting systems. The Committee's mandate also includes reviewing the independent reserves evaluation of Provident, reviewing and approving any proposals to change the evaluating engineers and resolving any disputes that may arise between the evaluating engineers and management. The Reserves Committee communicates regularly with the Manager and management to ensure that all reserve evaluations and reports have been properly handled and reported.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the amount of monthly cash distributions per Trust Unit declared and paid by the Trust since its inception. Distributions are generally paid on the 15th day of the month following the month of declaration.

2001	Declared	Paid
March	0.25	--
April	0.25	0.25
May	0.30	0.25
June	0.30	0.30
July	0.30	0.30
August	0.27	0.30
September	0.27	0.27
October	0.20	0.27
November	0.20	0.20
December	0.20	0.20
Total	$2.54	2.34

PERFORMANCE ANALYSIS

The following graph illustrates changes from March 6, 2001 to March 31, 2002 in the cumulative Unitholder return, assuming an initial $100 investment in Trust Units with all cash distributions reinvested at the record date of such distributions, compared to the cumulative return of the TSE 300 Index and the TSE Oil and Gas Producers Sub-Index, assuming the reinvestment of dividends, where applicable, for the comparable period.


Total Return Performance
(Rebased at 100 as of March 6, 2001)
125
120
115
110
105
100
95
90
85
80
75
Mar-01
Apr-01
May-01
Jun-01
Jul-01
Aug-01
Sep-01
Oct-01
Nov-01
Dec-01
Jan-02
Feb-02
Mar-02
Provident Energy Trust
TSE 300
TSE Oil & Gas Producers Index

SPECIAL MEETING MATTERS

Approve Amendments to the Trust Indenture to Extend the Period of Time Allowed Between Distribution Record Dates and Distribution Payment Dates

The Trust Indenture currently provides that cash distributions payable to Unitholders may be paid by the Trust on any date specified by the Trustee as the applicable distribution record date, or a day within 15 days after and in the same calendar year as the applicable distribution record date. In order to ensure the efficient administration and operation of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan"), Provident believes it is necessary to amend the Trust Indenture to provide additional time between the distribution record date and the distribution payment date. The proposed amendment to the Trust Indenture would provide the Plan Agent, in respect of certain aspects of the Plan, with a longer period of time in which to manage the sale of Trust Units in the market to fund the premium cash payment to participants in the Plan. The proposed amendment to the Trust Indenture would permit distributions to be made within 30 days of the applicable distribution record date. The Trust currently intends to continue to make the monthly cash distribution on or about the 15th day of each month. If the amendment is approved, the Trust intends to move the record date for distributions to a date earlier in the month prior to the month in which the distributions are made. The proposed change would therefore not impact the timing of the payment of distributions to Unitholders.

The board of directors of Provident has approved the special resolution to amend the Trust Indenture as contemplated above and recommends that the Unitholders vote in favour of such special resolution to amend the Trust Indenture. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the special resolution to amend the Trust Indenture must be passed by the affirmative votes of holders of not less than 66 2/3% of the Trust Units represented in person or by proxy at the Meeting.

Approve Amendments to the Trust Option Plan to Increase the Number of Trust Units Reserved for Issuance under the Trust Option Plan

Currently, the maximum number of Trust Units reserved for issuance under the Trust Option Plan is 700,000. The board of directors of Provident believe it is important to issue options from time to time to provide a continuing incentive to directors and employees. Pursuant to the terms of the Trust Option Plan, the total number of Units reserved for issuance under the Trust Option Plan shall not exceed 10% of the issued and outstanding Trust Units. As the number of issued and outstanding Trust Units has increased since the time the Trust Option Plan was first created, the board of directors of Provident proposes that Unitholders authorize an increase in the number of Trust Units reserved for issuance under the Trust Option Plan to 3,600,000 Trust Units. If approved, the number of Trust Units reserved for issuance under the Trust Option Plan as amended will be less than 10% of the issued and outstanding Trust Units.

The board of directors of Provident have approved the ordinary resolution to amend the Trust Option Plan to increase the number of Trust Units reserved for issuance under the Trust Option Plan and recommend that the Unitholders vote in favour of the ordinary resolution to amend the Trust Option Plan. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the ordinary resolution to amend the Trust Option Plan must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to amend the Trust Option Plan be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by insiders of the Trust and its subsidiaries and associates of such insiders, who in the aggregate own 702,101 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

Authorize the Issuance of a Maximum of 1,800,000 Trust Units to the Manager in Lieu of Cash Payments for Certain Management Fees.

Under the terms of the Management Agreement, Provident may elect, at its option and subject to regulatory approvals, to pay the Total Return Fee portion of the management fee, or any part thereof, in Trust Units rather than in cash. See "EXECUTIVE COMPENSATION – Management Fee". The board of directors of Provident believes it is beneficial to the Trust and to Unitholders to have the flexibility to issue such Trust Units to the Manager from time to time in lieu of the cash payments otherwise payable in accordance with the Management Agreement.

The policies of the TSX require that each share (or trust unit) compensation arrangement which involves the issuance or potential issuance of shares (or trust units) to service providers must specify a maximum number of shares (or trust units) issuable pursuant to such compensation arrangement and that approval be obtained at a meeting of shareholders (or unitholders).

The board of directors of Provident have approved the ordinary resolution to approve the issuance of a maximum of 1,800,000 Trust Units to the Manager in lieu of cash payments otherwise payable in respect of certain portions of the management fee. The form of the resolution to be considered by Unitholders relating to this matter of special business is set forth in Schedule "A".

To be approved, the ordinary resolution to authorize the issuance of such Trust Units to the Manager must be passed by the affirmative votes of holders of not less than 50% of the Trust Units represented in person or by proxy at the Meeting. In addition, the TSX requires the ordinary resolution to authorize the issuance of a maximum of 1,800,000 Trust Units to the Manager be approved by a majority of the votes cast at the Meeting other than votes attaching to Trust Units beneficially owned by the directors and officers of the Manager (and their associates) who are insiders of the Trust and its subsidiaries, who in the aggregate own 210,817 Trust Units. Computershare Trust Company of Canada, the transfer agent and registrar of the Trust, will be directed to exclude such Trust Units from voting on this resolution at the Meeting.

ANNUAL MEETING MATTERS

Financial Statements

The consolidated financial statements of the Trust for the period ended December 31, 2001 will be placed before the Unitholders at the Meeting. These financial statements were audited by PricewaterhouseCoopers LLP, Chartered Accountants, of Calgary, Alberta.

Election of Directors

Provident has a board of directors consisting of eight members, of which, in accordance with the Unanimous Shareholders Agreement, six shall be elected on behalf of the Unitholders and two shall be appointed by the Manager.

The following table includes information about each of the Manager's appointees as a director, including the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Provident since the year he first became a director.

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Beneficially Owned or Controlled
Thomas W. Buchanan[1] Calgary, Alberta	Chief Executive Officer of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President Corporate Development and Chief Financial Officer of Founders Energy Ltd. from October 1999 to March 2001. Prior thereto, President and Chief Executive Officer of Founders Energy Ltd. and Director of Hawk Oil Inc. from 1996 to October 1999.	2001	119,085
Randall J. Findlay[1] DeWinton, Alberta	President of Provident and of the Manager since March 2001. Prior thereto, Executive Vice President and Chief Operating Officer of Founders Energy Ltd. from December 1999 to March 2001 and director of TransAlta Power L.P. from October 2000 to the present. Prior thereto, Senior Vice President of TransCanada Pipelines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998, President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997, Executive Vice President of Novagas Clearinghouse.	2001	91,732

Note:

(1) Member of the Reserves Committee.

The persons listed in the following table will be nominated at the Meeting. Each director elected will hold office until the close of the next annual meeting of Unitholders, or until his successor is duly elected or appointed. It is the intention of the persons named in the enclosed form of proxy to vote such proxy for the election of persons named on the following table as directors of Provident. Management does not contemplate that any of the nominees will be unable to serve as directors, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy shall have the right to vote for another nominee in their discretion.

The following table includes information about each of the nominees for election as a director, including the number of Trust Units beneficially owned, directly or indirectly, or over which control or direction is exercised. Each of the nominees has served as a director of Provident since the year he first became a director.

Name and Municipality of Residence	Principal Occupation	Director of Provident Since	Number of Trust Units Beneficially Owned or Controlled
G.D. Billing (2), (3) Chairman of the Board Calgary, Alberta	Chairman of the board of directors since March 6, 2001, and prior thereto, Senior Executive Officer of Founders Energy Ltd. from October 1999 to March 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998. Prior thereto, President and Chief Executive Officer of Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	2001	387,009
Bruce R. Libin (1), (3) Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 2000 to May 25, 2001.	2001	31,800
M.H. (Mike) Shaikh (2), (3) Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants).	2001	39,614
Byron J. Seaman (1), (3) Calgary, Alberta	Independent businessman and private investor.	2001	38,735
Jeffrey T. Smith (2), (3) Calgary, Alberta	Independent businessman and private investor. Prior to 1998, Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration company.	2001	4,900
John B. Zaozirny (2), (3) Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault LLP and Vice-Chairman of Canaccord Capital Corporation. Director and strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. Minister of Energy and Natural Resources for Alberta from 1982 to 1986, having been first elected as a Member of the Alberta Legislature in 1979.	2001	7,983

Notes:
(1) Member of the Audit, Human Resources and Compensation Committee.
(2) Member of the Governance, Environmental, Health and Safety Committee.
(3) Member of the Reserves Committee.

Appointment of Auditors

The Trust Indenture provides that Unitholders shall appoint the auditors of the Trust at each annual meeting of Unitholders. Unitholders will be asked at the Meeting to pass a resolution appointing PricewaterhouseCoopers LLP as the auditors of the Trust for a term expiring at the close of the next annual meeting of Unitholders of the Trust. PricewaterhouseCoopers LLP were appointed the initial auditors of the Trust on January 25, 2001 pursuant to the terms of the Trust Indenture.

ADDITIONAL INFORMATION

Copies of the Trust's most recent annual information form and any information incorporated therein by reference, the Trust's audited consolidated financial statements as at and for the year ended December 31, 2001 and this Proxy Statement and Information Circular may be obtained from the Chief Executive Officer of Provident at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1.

APPROVAL AND CERTIFICATION

The contents and sending of this Proxy Statement and Information Circular have been approved by the board of directors of Provident on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta, this 26th day of April, 2002.

PROVIDENT ENERGY TRUST
BY PROVIDENT ENERGY LTD.

(Signed) THOMAS W. BUCHANAN
Chief Executive Officer

(Signed) MARK N. WALKER
Chief Financial Officer

SCHEDULE "A" TO THE PROXY STATEMENT AND INFORMATION CIRCULAR

1. Approve Amendments to the Trust Indenture to Extend the Period of Time Allowed Between Distribution Record Dates and Distribution Payment Dates

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT Section 5.7 of the Trust Indenture be deleted and replaced with the following:

5.7 Payment of Amounts Payable

Amounts payable to Unitholders pursuant to Sections 5.2 and 5.3 may be paid by the Trust on any date (the "Payment Date") specified by the Trustee as the applicable Distribution Record Date, or a day within 30 days after and in the same calendar year as the applicable Distribution Record Date. Subject to Section 5.8, distributions shall be paid in cash.

2. Approve Amendments to the Trust Unit Option Plan (the "Trust Option Plan") to Increase the Number of Units Reserved for Issuance under the Trust Option Plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the Trust Unit Option Plan (the "Trust Option Plan") be amended to increase the number of Trust Units reserved for issuance under the Trust Option Plan to 3,600,000 Trust Units; and

(b) any director or officer of Provident be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

3. Authorize the Issuance of a Maximum of 1,800,000 Trust Units to the Manager in Lieu of Cash Payments for Certain Management Fees.

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

(a) the issuance of a maximum of 1,800,000 Trust Units to the Manager in lieu of cash payments otherwise owing in respect of certain management fees which become payable to the Manager from time to time in accordance with the management agreement dated March 6, 2001 among the Trustee (as successor to Montreal Trust Company of Canada), Provident and the Manager, substantially as described in the Proxy Statement and Information Circular of the Trust dated April 26, 2002, is hereby authorized and approved.

(b) any director or officer of Provident be and is hereby authorized and directed to execute and deliver such documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, and the approval by such director or officer of the text of such documents or instruments and the taking of such actions shall be conclusive proof of the approval thereof by the Unitholders.

SCHEDULE "B" TO THE PROXY STATEMENT AND INFORMATION CIRCULAR

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
1. The Board should explicitly assume responsibility for stewardship of the Trust, and specifically for:	Yes	General: The Board of Directors has the duty of managing the business and affairs of Provident and the Trust in accordance with the provisions of the Trust Indenture, Unanimous Shareholders Agreement and Management Agreement and other requirements of law including those applicable to the directors of a public corporation. In order to fulfill its mandate, the Board of Directors holds scheduled meetings once per fiscal quarter and additionally as required to consider specific issues. It is the responsibility of the Board of Directors to establish the general strategic direction of Provident and the Trust and to oversee the conduct of the business and affairs of Provident and the Trust. The Board of Directors approves the operating objectives through its processes of assessing the general strategic directions by establishing annual capital and operating budgets. Management is responsible for the conduct of the day to day operations of Provident and the Trust.
(a) Adoption of a strategic planning process	Yes	The Board of Directors receives, reviews, authorizes and monitors the ongoing business plan of Provident and the Trust. The Board of Directors remains committed to the strategic review and planning process and will continue to establish a number of corporate goals to be achieved.
(b) Identification of principal risks, and implementing risk-management systems	Yes	The Board considers all of the principal risks facing its operations and business at its regularly scheduled Board meetings and through its audit and other committees.
(c) Succession planning and monitoring senior management	Yes	The Board of Directors actively considers succession planning and monitoring senior management.
(d) communications policy	Yes	The Board of Directors authorizes all quarterly press releases and is responsible for authorizing all continuous disclosure documents and extraordinary disclosure documents such as prospectuses or takeover bid circulars. Management is responsible for normal course press releases, regulatory reporting and compliance and shareholder and market communications.
(e) integrity of internal control and management information systems	Yes	The Board of Directors directly and through the establishment of committees has established processes designed to confirm the integrity of internal control systems and management information systems. The Board of Directors receives an extensive package of information prepared for each meeting of the Board of Directors. The information provided at regularly scheduled quarterly meetings includes unaudited financial statements together with comparisons to budgeted results and production statistics.

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
2. Majority of directors should be "unrelated" (free from conflicting interest)	Yes	The Board of Directors currently consists of eight directors, two of whom are senior executives. The other directors are all other independent members of the Board of Directors.
3. Disclose for each director whether he or she is related, and how that conclusion was reached	Yes	Mr. Buchanan and Mr. Findlay are related as they are officers of Provident. For the remainder of the directors, none of them or their associates have (i) worked for Provident or the Trust; (ii) material contracts with Provident or the Trust; or (iii) a relationship with Provident or the Trust which could materially interfere with the director's ability to act with a view to the best interest of Provident or the Trust.
4. Appoint a Committee responsible for appointment/assessment of directors	Yes	The Governance, Human Resources and Compensation Committee is responsible for recommending to the Board, suitable candidates for nominees for election or appointment as directors of Provident and assessing the effectiveness of the Board, its committees and the contribution of individual directors.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual directors	Yes	At each quarterly meeting of the Governance, Human Resources and Compensation Committee, a formal checklist is reviewed to assess the effectiveness of the Board, its Committees and individual directors.
6. Provide orientation and education programs for new directors	In part	In the event a new director is recruited to serve as a member of the Board of Directors, Provident will provide extensive access to management and corporate materials in order to ensure the director understands Provident and the Trust and their affairs. However, Provident has not established a formal orientation program.
7. Consider reducing size of Board, with a view to improving effectiveness	Yes	Provident believes the Board of Directors must have enough directors to carry out its duties efficiently while presenting a diversity of views and experiences. The Board believes that the size of the Board promotes effectiveness and efficiency.
8. Review the compensation of directors in light of risks and responsibilities	Yes	The Governance, Human Resources and Compensation Committee is responsible for making recommendations to the Board of Directors with respect to compensation related matters. It is difficult to compensate the directors fully for the risks and responsibilities they assume. Certain risks may be mitigated through Provident's insurance policy.
9. Committees should generally be composed of outside directors, a majority of whom are unrelated	Yes	Provident's committees are composed entirely of non-management unrelated directors with the exception of the Reserves Committee which is comprised of all of the members of the Board, the majority of whom are independent and non-related.
10. Appoint a Committee responsible for approach to corporate governance issues	Yes	The Governance, Human Resources and Compensation Committee is responsible for corporate governance issues.

Corporate Governance Guideline of the Toronto Stock Exchange	Compliance	Comments
11. The Board should develop position descriptions for the Board , the Chief Executive Officer and the President. The Board should approve or develop corporate objectives which the Chief Executive Officer and President are responsible for meeting	In part	The Board of Directors has not adopted a description of its responsibilities given the broad mandate and responsibilities of the Board of Directors in law and for determining the strategic direction of Provident and the Trust. The Board expects the Chief Executive Officer, President and senior management team to implement its initiatives and has worked closely with the management team to ensure that its objectives are met.
12. Establish procedures to enable the Board to function independently of management	In part	The Board establishes procedures which enable it to function independently of management as required. The Board of Directors has established special committees for specific purposes which are comprised of unrelated directors, with the exception of the Reserves Committee which is comprised of all of the members of the Board, the majority of whom are independent and non-related. Management representatives do not participate in any discussions of the Board of Directors where there may be a conflict of interest.
13. (a) Establish an Audit Committee with a specifically defined mandate	Yes	The Audit, Environmental, Health and Safety Committee is generally mandated to (i) monitor audit functions and the preparation of financial statements; (ii) review all prospectuses, material change reports and the annual information circular; and (iii) meet with the outside auditors independently of management.
(b) all members should be non-management directors	Yes	The present members are Byron J. Seaman, M.H. (Mike) Shaikh, and Bruce Libin, all of whom are non-management directors
14. Implement a system to enable individual directors to engage outside advisers, at the Trust's expense.	Yes	Individual directors can engage outside advisers as required or appropriate.

PROVIDENT

ENERGY TRUST

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

PROVIDENT

ENERGY TRUST

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

Provident Energy Trust is a dynamically managed oil and gas royalty trust that is focused on providing premium returns to Unitholders. Provident offers investors an opportunity to participate in the Canadian Upstream oil and gas industry with a lower level of investment risk than is typically the case with traditional investments in the oil and gas exploration and production sector. The monthly cash distributions paid by Provident offer a high cash on cash yield and an advantageous tax treatment. Provident's units are listed on the Toronto Stock Exchange (TSE) under the symbol PVE.UN and on the American Stock Exchange (AMEX) under the symbol PVX.

Provident Energy Trust's Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan, provides our eligible unitholders with a convenient and economical way to maximize their investment in Provident. The Plan provides participants an opportunity, under the distribution reinvestment component of the Plan, to reinvest distributions into trust units or, alternatively, under the premium distribution component of the plan, to realize two percent more cash on their distributions. Eligible unitholders can also make optional trust unit purchases at a five-percent discount to the then-prevailing market price.

If you are an eligible unitholder, and you wish to participate in Provident's Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan, simply fill out the enrolment forms provided in this booklet. If you require more information about these plans, contact our Plan Agent, our Investor Relations team, or visit our Web site at www.providentenergy.com.

Sincerely,

Thomas Buchanan
Chief Executive Officer

Randall Findlay
President

PROVIDENT
ENERGY TRUST

Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan

QUESTIONS AND ANSWERS

The following series of questions and answers explains some of the key features of the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Provident Energy Trust ("Provident"). The answers are, however, of a summary nature only, and are expressly subject to the complete text of the Plan, which is reproduced in the Offering Circular included in this booklet. Unitholders of Provident should carefully read the complete text of the Plan before making any decisions regarding participation in the Plan.

1. **What is the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan?**

If you are an eligible unitholder of Provident, then the Plan will enable you to either:

(i) receive, in lieu of your declared cash distribution, a premium cash payment equal to 102% of such declared distribution by electing to reinvest your cash distributions in additional units and directing Computershare Trust Company of Canada (the "Agent") under the Plan to deliver those additional units to a designated broker (the "Plan Broker") in exchange for the premium distribution cash payment ("premium distribution"), or

(ii) accumulate additional units by electing to reinvest your cash distributions in additional units at a 5% discount to the Average Market Price (as defined in the Plan) which will be held under the Plan for your account ("distribution reinvestment").

If you elect to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you will also be able to purchase additional units at the Average Market Price (with no discount) by directly investing additional amounts ("optional cash payments") within the limits established by the Plan.

The amount of the premium distribution and/or the number of additional units that you are able to acquire under the Plan, as applicable, may be reduced by proration in certain events and by the effect of applicable withholding taxes.

There is no obligation to participate in the Plan and if you do not participate you will continue to receive your distributions in the normal course.

2. **What are the advantages of the Plan?**

(i) The Plan provides a mechanism for you to increase your cash distributions by up to 2%.

(ii) The Plan provides a convenient and cost-effective way for you to increase your investment in Provident without incurring service charges or brokerage fees.

(iii) Units purchased with reinvested distributions are bought at a 5% discount to the Average Market Price.

(iv) If you elect to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you may also purchase additional units at the Average Market Price (with no discount) by making optional cash payments, subject to the requirements of the Plan.

(v) Any funds to be invested in units on your behalf can be fully invested because fractions of units (to four decimal places) as well as whole units may be credited to your account under the Plan.

(vi) Any future distributions on fractional and whole units held under the Plan for your account will be automatically reinvested in new units which will be retained in your account or exchanged for the premium distribution in accordance with your election.

3. **Am I eligible to participate in the Plan, and if so, to what extent?**

Except as noted below, registered holders of at least one unit of Provident may enroll in the Plan at any time. However, unless otherwise announced by Provident, unitholders who are residents of the United States may not participate in the Plan. Provident expects to seek applicable U.S. regulatory approvals in the future. Unitholders who are resident in any other jurisdiction outside of Canada (other than the United States) may participate in the Plan if permitted by the laws of the jurisdiction in which they reside. Distributions to be reinvested under the Plan on behalf of unitholders who are not residents of Canada will be subject to applicable non-resident withholding tax.

If you are eligible to enroll in the Plan, then the extent to which you may directly participate in the Plan will depend on the manner in which you hold your units, as only registered unitholders may directly enroll in the Plan. Beneficial owners of units may, however, participate in the Plan through their nominee.

Registered Unitholders. You are a registered unitholder if your units are registered in your own name with the Agent. If you are a registered unitholder, you may directly enroll in either the premium distribution component or the distribution reinvestment component of the Plan. If you participate in either of these components, then you may also purchase additional units with optional cash payments.

Beneficial Owners. You are a beneficial owner of units if you hold your units through a broker, investment dealer, financial institution or other nominee. If you are a beneficial owner of units and wish to participate in either the premium distribution component or the distribution reinvestment component of the Plan, then you must either transfer your units into your own name and then enroll in the Plan directly, or arrange for your broker or other nominee to enroll in the Plan on your behalf. If your broker or other nominee has enrolled in either the premium distribution component or the distribution reinvestment component of the Plan on your behalf, then you may make optional cash payments through such nominee holder.

Nominee Holders. If you are a registered unitholder who is a nominee for one or more beneficial owners, and you wish to make an optional cash payment on behalf of one or more beneficial owners, then you must enclose with such payment an Optional Cash Payment Form that includes a declaration that you are making the optional cash payment on behalf of one or more beneficial owners of units that are registered in your name, that you have applied to participate in the premium distribution component or the distribution reinvestment component of the Plan on behalf of each such beneficial owner, and that at least $1,000 per remittance and not more than $100,000 per month is being paid on behalf of each beneficial owner. Nominees holding units registered in the name of CDS & Co., or its nominee, must arrange for CDS & Co. to enrol in the Plan on behalf of beneficial owners of such units.

4. **How do I become a participant in the Plan?**

If you are an eligible registered or beneficial holder of units of Provident and wish to participate in the Plan, complete and deliver to Computershare Trust Company of Canada, as Agent under the Plan (or have your broker or other nominee complete and deliver to the Agent or CDS & Co., as applicable, on your behalf) an Authorization Form. **Do not send unit certificates or distribution cheques with your**

Authorization Form. Once you have enrolled, your participation in the Plan continues automatically until terminated by you voluntarily, until the Agent receives written notice of your death or until you cease to be an eligible unitholder or until the Plan is terminated by Provident. No further action is required by you unless you wish to change your election as between the premium distribution and distribution reinvestment components of the Plan.

The Agent must receive your initial Authorization Form on or before a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. If your units are registered through your nominee in the name of CDS & Co., or its nominee, then your nominee must deliver such Authorization Form to CDS & Co. prior to such distribution record date. If the Agent receives an initial Authorization Form after a distribution record date or if CDS & Co. receives an Authorization Form on or after a distribution record date, the distribution to which such record date relates will not be reinvested under the Plan and the Authorization Form will be effective for purposes of subsequent distributions.

5. **Will certificates be issued for new units purchased for me under the Plan?**

For registered holders, certificates will not normally be issued for new units that are purchased and held for your account under the Plan. Instead, such units will be held by the Agent either in its own name or the name of its nominee and shown on your periodic statement. You may, however, specifically request a certificate for any number of whole units held by the Agent for your account by writing to the Agent. A unit certificate will normally be sent within three weeks of the Agent receiving your written request. If you elect to receive the premium distribution, you will not be able to receive a certificate for units purchased with your reinvested distributions as such units are exchanged for the premium distribution.

6. **How can I change my election and terminate my participation under the Plan?**

Once you have enrolled in either the premium distribution component or the distribution reinvestment component of the Plan, your participation in the manner elected by you continues automatically until your enrolment in the Plan is terminated or until you change your election in accordance with the Plan. If you or your nominee have units registered in the name of CDS & Co. you may need to elect to participate monthly.

You may voluntarily terminate your participation in the Plan by delivering to the Agent (or, if you are a beneficial owner of units, by having your broker or other nominee deliver to the Agent (through CDS & Co., if applicable) on your behalf) a written notice of termination signed by you or your broker or other nominee, as applicable.

7. **What are the Canadian federal income tax consequences of participating in the Plan?**

The fact that distributions are reinvested or premium distributions are received under the terms of the Plan does not relieve you of any liability for Canadian income taxes (or, if you are a non-resident of Canada, for any Canadian withholding taxes) that may be payable on the distribution.

Reinvestment of Distributions. The Canada Customs and Revenue Agency (the "CCRA") generally takes the position that the amount, if any, by which the fair market value of any units you acquire pursuant to the premium distribution component or the distribution reinvestment component of the Plan on the date of purchase of such units exceeds the purchase price must be included in your income for income tax purposes. The amount reinvested by you will be your cost of the units acquired under the distribution reinvestment component of the Plan plus, as described above, the amount of any income included as a result of the CCRA position relating to the discounted purchase price. Such total cost must be averaged with the cost of all other units you hold for the purpose of determining the adjusted cost base of all your units. Capital gains or losses arising on a disposition of your units will be measured by reference to the adjusted cost base of all your units.

Premium Distribution. If you elect to receive the premium distribution, the CCRA may take the position that you have sold Units held as inventory (unless you have made an election under subsection 39(4) of the *Income Tax Act* Canada) and that you will have realized additional income for income tax purposes equal to 2% of the regular distribution received from Provident Energy Trust by the Agent on your behalf.

Additional summary information regarding the income tax consequences of participating in the Plan is set forth in the text of the Plan itself.

You should consult your tax advisors concerning the tax implications of your participation in the Plan having regard to your particular circumstances.

8. **Where can I get further information?**

If you have any questions regarding the Plan, please direct them to the Agent or to Provident as follows:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

Provident Energy Trust
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Investor Relations
Telephone: (403) 296-2233
Fax: (403) 294-0111
Email: info@providentenergy.com

PROVIDENT

ENERGY TRUST

OFFERING CIRCULAR

in connection with a

PREMIUM DISTRIBUTION, DISTRIBUTION REINVESTMENT AND OPTIONAL UNIT PURCHASE PLAN

PURPOSE

The Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") provides eligible holders ("Unitholders") of trust units ("Units") of Provident Energy Trust ("Provident") the advantage of obtaining a premium cash distribution in lieu of their declared cash distribution or to accumulate additional Units by reinvesting their distributions. Participants in either the Premium Distribution component or the distribution reinvestment component of the Plan may also purchase additional Units by investing additional sums ("optional cash payments") within the limits established under the Plan. The Plan provides an efficient and cost-effective way for Provident to issue additional equity capital to existing Unitholders.

Provident Energy Ltd. (the "Corporation") will determine for each distribution payment date the amount of equity, if any, that will be made available under the Plan on that date. No assurances can be made that new Units will be made available on a regular basis, or at all.

DEFINITIONS

"**Agent**" means Computershare Trust Company of Canada, or such other company as is appointed by Provident from time to time to act as Agent under the Plan.

"**Average Market Price**" means the arithmetic average of the daily volume weighted average trading prices of the Units on the Toronto Stock Exchange for the trading days in the Trading Period on which at least a board lot of Units is traded, appropriately adjusted for certain capital changes (including Unit subdivisions, Unit consolidations, certain rights offerings and certain distributions).

"**CDS & Co.**" means The Canadian Depositary for Securities which acts as a nominee for many Canadian brokerage firms.

"**Participants**" means registered or beneficial holders of at least one Unit who, on the applicable record date for a cash distribution, are eligible to participate in the Plan and elect to do so by, in the case of registered holders, completing and delivering to the Agent or, in the case of beneficial holders having their broker or other nominee complete and deliver to the Agent or CDS & Co., as applicable, an Authorization Form, as more particularly described in the Plan.

"**Plan Broker**" means a qualified investment dealer designated by the Agent and Provident from time to time to act as Plan Broker under the Plan for the purposes of enabling Participants to receive the Premium Distribution.

"**Premium Distribution**" means a cash payment equal to 102% of the cash distribution that a Participant would have otherwise been entitled to receive on the applicable distribution payment date (subject to withholding tax and proration in certain events as hereinafter described).

"**Trading Period**" means the period commencing on the second business day after the distribution record date and ending on the second business day immediately prior to the distribution payment date. Such period will not include more than 20 trading days and the last trading day of the period will be the second business day prior to the distribution payment date.

ADVANTAGES

An eligible Unitholder may, by enrolling in the Plan, direct that cash distributions on all Units registered in the name of such Unitholder, together with cash distributions on Units held for the account of such Unitholder under the Plan, be applied to the purchase of additional Units, and may elect to either (i) exchange the additional Units for the Premium Distribution on the distribution payment date, or (ii) have the additional Units held for the account of such

Unitholder under the Plan. In either case, the price of Units purchased with reinvested distributions will be 95% of the Average Market Price.

A Participant in either the Premium Distribution component or the distribution reinvestment component of the Plan may also purchase additional Units under the Plan with optional cash payments, subject to a maximum of $100,000 per month and a minimum of $1,000 per remittance. Optional cash payments will be used to purchase additional Units on the monthly distribution payment dates. The price of Units purchased with optional cash payments will be 100% of the Average Market Price.

Additional Units are purchased directly from Provident by the Agent, who acts on behalf of the Participants. Where a Participant directs that additional Units be purchased with the distributions on the Participant's existing Units, the Agent will, depending on the election made by such Participant, either (i) exchange the additional Units for the Premium Distribution, which will be sent to the Participant ordinarily at such time as distributions are paid to Unitholders following a distribution payment date, or (ii) hold the additional Units under the Plan for the account of the Participant. Where a Participant has applied to purchase additional Units with an optional cash payment, the Agent will hold the additional Units under the Plan for the account of the Participant.

Distributions paid on new Units purchased with reinvested distributions or optional cash payments that are held under the Plan will automatically be reinvested in additional Units in accordance with the Plan and the current election of the Participant.

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. Full investment of funds is possible because the Plan permits fractions of Units (to four decimal places) as well as whole Units to be credited to Participants' accounts.

ADMINISTRATION

Computershare Trust Company of Canada currently acts as Agent under the Plan. If Computershare Trust Company of Canada ceases to act as Agent for any reason, another company will be designated by Provident to act as Agent and Participants will be promptly notified of the change.

The Agent acts for and on behalf of the Participants. On each distribution payment date, Provident will pay to the Agent all cash distributions made on the Units registered in the name of, or held under the Plan for the account of, Participants who have enrolled in either the Premium Distribution component or distribution reinvestment component of the Plan. The Agent will use such funds, together with all optional cash payments received from such Participants that are eligible to be invested on that distribution payment date, to purchase new Units directly from Provident. Unless they are exchanged for the Premium Distribution, new Units purchased under the Plan will be registered in the name of the Agent, or its nominee, as agent for the Participants.

Any distributions on Units, including fractions of Units, that are held by the Agent for a Participant's account under the Plan will be reinvested in new Units, and such new Units will be credited to the Participant's account or, if the Participant has elected to receive the Premium Distribution, exchanged for the Premium Distribution.

Under the Premium Distribution component of the Plan and the distribution reinvestment component of the Plan, the Agent will purchase, on each distribution payment date, for each Participant's account that number of Units, including fractions computed to four decimal places, equal to the amount invested under the Plan for such Participant's account divided by 95% of the Average Market Price of a Unit for the applicable Trading Period. Under the optional cash component of the Plan, the Agent will purchase, on each distribution payment date, for each participant's account that number of Units, including fractions computed to four decimal places, equal to the amount of such Participant's optional cash payment divided by 100% of the Average Market Price of a Unit for the applicable Trading Period. See "Price of New Units" below.

New Units purchased pursuant to the Premium Distribution component of the Plan will be exchanged for the Premium Distribution, which will be sent to the Participant. New Units purchased pursuant to the distribution reinvestment component of the Plan, or with optional cash payments, will be held by the Agent in the Participant's account in accordance with the Plan.

All funds received by the Agent under the Plan, whether cash distributions received from Provident or optional cash payments received from Participants, will be applied to the purchase of new Units directly from Provident. **In no event will interest be paid to Participants on any funds held for investment under the Plan.**

PARTICIPATION

Except as noted below, registered holders of at least one Unit may enrol in the Plan at any time. Beneficial owners of Units that are registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) may not directly enrol in the Plan, but may participate in the Plan through their nominee. Beneficial owners of Units may only participate in the Premium Distribution component or the distribution reinvestment component of the Plan if they (i) transfer their Units into their own name and then enrol in the Plan directly, or (ii) arrange for the registered holder to enrol in the Plan on their behalf. A beneficial owner on whose behalf a broker, investment dealer, financial institution or other nominee holder has enrolled in the Plan may make optional cash payments through such nominee holder. See "Optional Cash Payments" below.

Beneficial owners of Units should contact their broker, investment dealer, financial institution or other nominee who holds their Units to provide instructions on how they would like to participate in the Plan.

An eligible Unitholder becomes a Participant by completing and delivering to the Agent (or by having such Participant's broker or other nominee complete and deliver to the Agent (through CDS & Co., if applicable) on its behalf) a duly completed Authorization Form. The Authorization Form directs Provident to forward to the Agent all cash distributions on Units registered in the name of the Participant, and directs the Agent to reinvest such distributions, together with cash distributions on Units held by the Agent for the Participant's account under the Plan, in additional Units in accordance with the Plan. Where a Participant elects to participate in the Premium Distribution component of the Plan, the Authorization Form further directs the Agent to deliver all such additional Units to the Plan Broker in exchange for the Premium Distribution.

By completing an Optional Cash Payment Form, a Participant in either the Premium Distribution component or the distribution reinvestment component of the Plan may also, at the time of enrolling in the Plan, direct that the Agent invest an optional cash payment in additional Units in accordance with the Plan. See "Optional Cash Payments" below.

An initial Authorization Form must be received by the Agent on or before a distribution record date in order for the cash distribution to which such record date relates to be reinvested under the Plan. Beneficial owners of Units which are registered through a nominee in the name of CDS & Co., or its nominee, must deliver such Authorization Form to CDS & Co. prior to such distribution record date or prior to such other deadline as may be set by CDS & Co. from time to time. If an initial Authorization Form is received by the Agent after a distribution record date, the distribution to which such record date relates will not be reinvested under the Plan and the Authorization Form will only be effective for purposes of subsequent distributions.

An Authorization Form may be obtained from the Agent at any time upon request to the Agent or from Provident's website at www.providentenergy.com.

Once a Unitholder has enrolled in either the Premium Distribution component or the distribution reinvestment component of the Plan, participation in the manner elected by the Participant continues automatically until the Participant's participation in the Plan is terminated or until the Participant changes its election by delivering to the Agent (or by having such Participant's broker or other nominee deliver to the Agent (through CDS & Co., if applicable) on its behalf) a new Authorization Form reflecting the new election. Beneficial owners of Units which are registered through a nominee in the name of CDS & Co. may need to elect to participate monthly. The time at which a termination of Plan participation or a change of election becomes effective is described under "Termination of Participation" and "Change of Election" below. The effect of these provisions is that a Participant cannot terminate participation in the Plan or change an election previously made under the Plan on and from a distribution record date to and including the distribution payment date to which such record date relates.

The Corporation reserves the right to determine, from time to time, a minimum number of Units that a Participant must hold in order to qualify for or continue enrolment in the Plan and reserves the right to refuse participation to, or cancel participation of, any person who, in the opinion of the Corporation, is participating in the Plan primarily with a view to arbitrage trading or who has made an optional cash payment by cheque that was not subsequently honoured by the financial institution on which it was drawn.

UNITHOLDERS OUTSIDE OF CANADA

Unless otherwise announced by Provident, Unitholders who are residents of the United States may not participate in the Plan and this Offering Circular does not contain any discussion of the U.S. income tax consequences applicable to such Unitholders. Unitholders who are resident in any other jurisdiction outside of Canada, other than residents of the United States, may participate in the Plan if permitted by the laws of the jurisdiction in which they reside. Distributions to be reinvested under the Plan on behalf of Unitholders who are not residents of Canada will be subject to applicable non-resident withholding tax.

The Corporation and the Agent reserve the right to deny participation in the Plan to, and to not accept Authorization and the Agent Forms from, any person or agent of such person who appears to be or who the Corporation or the Agent has reason to believe is a resident of any jurisdiction the laws of which do not permit participation in the Plan in the manner sought by or on behalf of such person.

PREMIUM DISTRIBUTION

Where Participants elect to receive the Premium Distribution, the Agent will pre-sell, through the Plan Broker, in one or more transactions in the Canadian market, that number of Units to be purchased on the distribution payment date with the re-invested distributions of such Participants, and the Agent will receive from the Plan Broker, for the account of such Participants, subject to proration as described herein, the Premium Distribution in an amount equal to 102% of the distributions that such Participants would have otherwise been entitled to receive on that distribution payment date. Units issued to the Agent on behalf of the Participants who elected to receive the Premium Distribution will not be held in the Participants' accounts, but will instead be exchanged for the Premium Distribution. Upon receipt of the Premium Distribution from the Plan Broker, the Agent will send to the Participants who elected to receive the Premium Distribution (or to their registered nominees, as applicable) a cheque in the amount of the Premium Distribution, subject to proration and any withholding tax as described herein.

Provident and the Agent have a commitment from the Plan Broker to pay the Premium Distribution. Although Provident and the Agent will, if necessary, make claims on the commitment, neither Provident nor the Agent has any liability to Participants for any failure of the Plan Broker to fulfil its obligations under the Premium Distribution component of the Plan. If the Plan Broker for any reason defaults on its obligation to deliver to the Agent funds sufficient to satisfy the full amount of the Premium Distribution, then a Unitholder who elected to receive the Premium Distribution will receive the amount of the declared cash distribution from Provident on their Units, subject to any applicable withholding tax.

PAYMENT OF PREMIUM DISTRIBUTION

Participants who elect to receive the Premium Distribution will be mailed a cheque from the Agent for the amount of the Premium Distribution, subject to proration and any withholding tax as described herein, ordinarily at such time as distributions are paid to Unitholders following a distribution payment date. The cheque will be made payable to the registered holder of the Units in respect of which the Premium Distribution was paid.

OPTIONAL CASH PAYMENTS

Optional cash payments may be made by registered owners of Units enrolled in either the Premium Distribution component or the distribution reinvestment component of the Plan. Such a Participant may make an optional cash payment when first enrolling in the Plan by (i) completing an Optional Cash Payment Form, (ii) enclosing with the form a Canadian dollar cheque, bank draft or money order made payable to the Agent, and (iii) delivering both to the Agent together with the Participant's initial Authorization Form. Thereafter, optional cash payments may be made by cheque, bank draft, money order or other means acceptable to Provident delivered to the Agent on or before the Distribution Record Date together with a new Optional Cash Payment Form. An Optional Cash Payment Form will be included with each statement of account sent to Participants (or their nominees, as applicable) by the Agent.

Optional cash payments cannot exceed $100,000 per Participant in any month, or be less than $1,000 per remittance, and must be received (together with a completed Optional Cash Payment Form) on or before the Distribution Record Date in order to be invested in new Units on the monthly distribution payment date to which such record date relates. Optional cash payments received by the Agent after a monthly distribution record date will not be invested in new Units until the next month.

Beneficial owners of Units registered in the name of another person (such as a broker, investment dealer, financial institution or other nominee) once enrolled in the Plan may make optional cash payments through their nominee by arranging for such nominee to tender such payments, together with a completed Optional Cash Payment Form, to the Agent. A nominee Unitholder who wishes to make optional cash payments on behalf of one or more beneficial owners must make the declaration set forth in the Optional Cash Payment Form that (i) it is making the optional cash payment on behalf of one or more beneficial owners of Units that are registered in the nominee's name, (ii) it has applied to participate in *the Premium Distribution component or the* distribution reinvestment component of the Plan on behalf of each such beneficial owner, and (iii) at least $1,000 per remittance and not more than $100,000 per month is being paid on behalf of each beneficial owner. Nominees holding Units registered in the name of CDS & Co., or its nominee, must arrange for CDS & Co. to enrol in the Plan on behalf of such beneficial owners of such Units.

Cheques for optional cash payments cannot be post-dated, and interest will not be paid on optional cash payments pending their investment in new Units.

Distributions paid on new Units purchased with optional cash payments will automatically be reinvested in additional Units in accordance with the Plan and the current election of the Participant.

There is no obligation to make an optional cash payment and the amount (subject to the maximum and minimum limits specified herein) may vary from time to time. However, a direction to purchase new Units with optional cash payments is irrevocable once received by the Agent, and funds will only be returned to a Participant if such funds are not invested in new Units on a particular distribution payment date for any reason.

PRORATION IN CERTAIN EVENTS

Provident may not issue in any financial year, pursuant to optional cash payments, more than the maximum number of Units permitted by applicable laws and regulatory policies (as at April 2002 this maximum was equal to 2% of the number of Units outstanding at the start of the financial year). In addition, the Corporation will determine on or before each distribution record date the amount of equity, if any, that will be made available under the Plan on the distribution payment date to which such record date relates.

If, in respect of any distribution payment date, fulfilling all of the elections under the Plan would result in Provident exceeding either the limit on new equity set by the Corporation or the aggregate annual limit on new Units issuable pursuant to optional cash payments, then elections for the purchase of new Units on that distribution payment date will be accepted: (i) first, from Participants electing to reinvest their cash distributions in new Units under the distribution reinvestment component of the Plan; (ii) second, from Participants electing to make optional cash payments; and (iii) third, from *Participants electing to receive the Premium* Distribution. If Provident is not able to accept all elections in a particular category, then purchases of Units in that category on the applicable distribution payment date will be prorated among all Participants in that category according to the number of additional Units sought to be purchased.

If the Corporation determines not to issue any equity through the Plan on a particular distribution payment date, then all Participants will receive the cash distribution to which they would otherwise be entitled to on such distribution payment date.

In the event that trading of Units on the Toronto Stock Exchange, or the trading thereof by the Plan Broker, is for any reason prohibited for an entire day, or if the *Premium Distribution component of the Plan* is terminated for any reason, in each case during a Trading Period, then the number of Units issuable on the distribution payment date following such event with reinvested cash distributions pursuant to the Premium Distribution component of the Plan will be prorated back among Participants who have elected the Premium Distribution component of the Plan and any cash distributions not reinvested as a result of such proration will be paid to such Participants as if they had not participated in the Premium Distribution component of the Plan.

PRICE OF NEW UNITS

On each distribution payment date, the Agent will, on behalf of the Participants, pay to Provident all funds held by the Agent that are eligible for investment in new Units on such date. The subscription price of new Units purchased under the Premium Distribution or distribution reinvestment components of the Plan will be 95% of the Average Market Price. The subscription price of new Units purchased under the Plan with optional cash payments will be 100% of the Average Market Price. The Corporation will advise the Agent of the Average Market Price on the business day immediately preceding the distribution payment date.

COSTS

No commissions, service charges or brokerage fees are payable by Participants in connection with the purchase of additional Units under the Plan. All administrative costs of the Plan, including the fees and expenses of the Agent, will be borne by Provident.

ACCOUNTS AND REPORTS TO PARTICIPANTS

An account will be maintained by the Agent for each registered Participant. Unaudited statements of account will be mailed to each Participant on a quarterly basis. These statements are a Participant's continuing record of purchases of Units made for such Participant's account under the Plan and should be retained for income tax purposes. The Agent will also send annually to each Participant certain tax forms for tax reporting purposes. Adjusted cost base calculations for tax reporting purposes will be the responsibility of each Participant as the averaging rules may apply so that such calculations may depend on the cost of other Units held by the Participant.

CERTIFICATES FOR UNITS

Units purchased and held under the Plan will be registered in the name of the Agent or its nominee, as agent for the Participants, and certificates for such Units will not normally be issued to Participants unless specifically requested in writing.

A Participant may, upon written request to the Agent and without terminating participation in the Plan, have a Unit certificate issued and registered in the Participant's name for any number of whole Units held for the Participant's account under the Plan. Certificates will normally be issued within three weeks of receipt by the Agent of the Participant's written request for a certificate. Any remaining whole Units and any fraction of a Unit will continue to be held for the Participant's account under the Plan.

Accounts under the Plan are maintained in the names in which Units are registered at the time the Participants entered the Plan, and certificates for whole Units will be similarly registered when issued.

Units held by the Agent for a Participant under the Plan may not be pledged, sold or otherwise disposed of by the Participant while so held.

TERMINATION OF PARTICIPATION

A Participant may voluntarily terminate participation in the Plan by delivering to the Agent (or by having such Participant's broker or other nominee deliver to the Agent (through CDS & Co., if applicable, on its behalf) a written notice of termination signed by such Participant (or by such Participant's broker or other nominee, as applicable). In such event, the Participant will receive a certificate for the number of whole Units held by the Agent in such Participant's account and a cash payment for any remaining fraction of a Unit so held and for any optional cash payments received from such Participant prior to termination where such optional cash payments have not yet been invested. Any fractional Unit interest will be paid based on the closing market price of a Unit on the Toronto Stock Exchange on the date notice of termination is received by the Agent.

Participation in the Plan will be terminated automatically following receipt by the Agent of a written notice of the death of a Participant. A certificate for the number of whole Units held for the account of a deceased Participant under the Plan will be issued by Provident in the name of the deceased Participant, the estate of the deceased Participant or the deceased Participant's broker or nominee, as appropriate, and the Agent will send to the legal representative or broker or nominee of the deceased Participant such certificate and a cheque in payment for any remaining fraction of a Unit in the deceased Participant's account and any optional cash payments received prior to termination which have not yet been invested.

If a written termination notice or notice of a Participant's death is not received by the Agent before a distribution record date, then the Participant's account will not be closed, and participation in the Plan will not be terminated, until after the distribution payment date to which such record date relates.

CHANGE OF ELECTION

A Participant may change its election as between the Premium Distribution and distribution reinvestment components of the Plan by delivering to the Agent (or by having such Participant's broker or other nominee deliver to the Agent (through CDS & Co., if applicable) on its behalf) a new Authorization Form reflecting the new election. A new Authorization Form must be received by the Agent on or before a distribution record date in order for the new election to apply to the distribution to which such record date relates. If the new Authorization Form is received by the Agent after such distribution record date, then the previous election will continue to apply to the distribution to which such record date relates, and the new election will only become effective for subsequent distributions.

RIGHTS OFFERING

In the event that Provident makes available to its Unitholders rights to subscribe for additional Units or other securities, rights certificates will be issued by Provident to each Participant in respect of whole Units held in a Participant's account under the Plan on the record date for such rights issue.

Rights issuable on a fraction of a Unit held for a Participant's account will be sold for such Participant by the Agent and the net proceeds of such sale paid to the Participant.

SUBDIVISIONS

If Units of Provident are distributed pursuant to a subdivision of Units, such Units received by the Agent for Participants under the Plan will be held by the Agent and credited by the Agent proportionately to the accounts of the Participants in the Plan. A certificate for any Units resulting from such a subdivision of Units that are registered in the name of a Participant, rather than the name of the Agent, will be sent directly to the Participant in the same manner as to Unitholders who are not participating in the Plan.

UNITHOLDER VOTING

Whole Units held for a Participant's account under the Plan on the record date for a vote of Unitholders will be voted in accordance with the instructions of the Participant given on a form to be furnished to the Participant. Units for which instructions are not received will not be voted. No voting rights will attach to any fraction of a Unit held for a Participant's account under the Plan.

RESPONSIBILITIES OF PROVIDENT AND THE AGENT

Neither Provident nor the Agent shall be liable for any act or for any omission to act in connection with the operation of the Plan including, without limitation, any claims for liability:

(a) arising out of the failure to terminate a Participant's account upon such Participant's death prior to receipt of notice in writing of such death;

(b) with respect to the prices and times at which Units are purchased for the account of or on behalf of a Participant;

(c) with respect to decisions by the Corporation to raise or not raise equity through the Plan in any given month, or the amount of equity raised, if any;

(d) arising out of failure of the Plan Broker to deliver the Premium Distribution to the Agent on any distribution payment date;

(e) arising out of a prorating, for any reason, of the amount of equity available under the various components of the Plan in the circumstances described herein; and

(f) arising out of a failure by the Agent to purchase additional Units with an optional cash payment.

Participants should recognize that neither Provident nor the Agent can assure a profit (or payment of the Premium Distribution) or protect them against a loss on the Units purchased under the Plan.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary only of certain Canadian federal income tax considerations relevant to participation in the Plan. The information provided is current as of the effective date of the Plan. This summary is not intended to be legal or tax advice to any particular Participant and Participants are urged to consult their tax advisors as to their particular tax position.

Residents of Canada

The fact that distributions are reinvested or Premium Distributions are received under the terms of the Plan does not relieve Participants of any liability for taxes that may be payable on such distributions. To the extent that a distribution from Provident would be included in the income of holders of Units for the purposes of the *Income Tax Act* (Canada) (the "Tax Act"), such amount will be included in the income of Unitholders who elect to reinvest such amount in new Units under the Plan.

The cost to a Participant of Units acquired pursuant to the optional cash payment component of the Plan will be equal to the amount of optional cash payments made by the Participant.

The Canada Customs and Revenue Agency (the "CCRA") generally takes the position that the amount, if any, by which the fair market value of any Units acquired pursuant to the Premium Distribution component or the distribution reinvestment component of the Plan on the date of purchase of such Units exceeds the purchase price therefor must be included in the income of the Participant. Participants should note that Provident is not required to provide, and will not be providing, any notice or report to Participants in respect of such income.

Where the Units acquired pursuant to the Premium Distribution component of the Plan are capital property to the Participant, the amount added to the Participant's income will be added in computing the cost to the Participant of such Units for purposes of determining the adjusted cost base and capital gain or loss on the disposition of such Units. The cost of such Units must be averaged with the cost of all other Units held by the Participant for the purpose of determining the adjusted cost base of all Units held by the Participant pursuant to the averaging provisions of the Tax Act. Such Units will be sold pursuant to the terms of the Premium Distribution component of the Plan. The Participant will recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition exceed (or are less than) the adjusted cost base of the Units held by the Participant immediately before the disposition. One-half of a capital gain (the "taxable capital gain") must be included in income of the Participant for the year in which the disposition occurs and one-half of a capital loss (the "allowable capital loss") may generally be deducted by the Participant against taxable capital gains for the year of disposition, in any of the three preceding years, or in any subsequent year, subject to the detailed provisions of the Tax Act.

Where the Units acquired under the Premium Distribution component of the Plan are inventory to the Participant, the Participant will generally be required to include in income the profit or net gain arising from the acquisition and disposition of the Units such that, in the case of Units acquired and sold under the Premium Distribution component of the Plan, the Participant will generally recognize income equal to 2% of the distribution received by the Agent on behalf of the Participant.

The CCRA may take the position that Units acquired and sold under the Premium Distribution component of the Plan are inventory and not capital property unless the Participant has made an election under subsection 39(4) of the Tax Act to have every "Canadian security" (as that term is defined in the Tax Act) owned by the Participant deemed to be a capital property.

Non-Residents of Canada

The fact that distributions are reinvested or Premium Distributions are received under the terms of the Plan does not relieve a Participant who is not resident of Canada (a "Non-resident Participant") of any liability for non-resident withholding tax applicable to the distribution. The amount of any distributions designated by a Non-resident Participant for reinvestment under the Premium Distribution component of the Plan will be reduced by the non-resident withholding tax applicable thereto. The rate of withholding tax under the Tax Act on distributions is generally 25% of the amount of income distributed to a Non-resident Participant unless reduced by the terms of an applicable treaty.

Gains realized by a Non-resident Participant on the disposition of Units, including Units sold under the Premium Distribution component of the Plan, will generally not be subject to tax in Canada unless the Units are held in the course of carrying on a business in Canada; the Non-resident Participant at any time in the 60-month period preceding the disposition, either alone or together with persons with whom the Non-resident Participant does not deal at arm's length, owned or had an interest in or option in respect of not less than 25% of the issued Units; or the Units are "designated insurance property" of the Non-resident Participant.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

Provident reserves the right to amend, suspend or terminate the Plan at any time, but such action shall have no retroactive effect that would prejudice the interests of the Participants. Where required, amendments to the Plan will be subject to the prior approval of the Toronto Stock Exchange. All Participants will be sent written notice of any such amendment, suspension or termination. In the event of termination of the Plan by Provident, the Agent will send to the Participants (or to their brokers or other nominees, as applicable) certificates for whole Units held for Participants' accounts under the Plan and cheques in payment for any remaining fractions of Units in Participants' accounts and any optional cash payments received prior to termination which have not yet been invested. In the event of suspension of the Plan by Provident, no investment will be made by the Agent on the distribution payment date immediately following the effective date of such suspension. Any optional cash payments which are not invested as of the effective date of such suspension and any Unit distributions subject to the Plan and paid after the effective date of such suspension will be remitted by the Agent to the Participants.

INTERPRETATION

Any issues of interpretation arising in connection with the Plan or its application shall be conclusively determined by the Corporation.

NOTICES

All notices or other documents required to be given to Participants under the Plan, including certificates for Units and cheques, shall be mailed to Participants at the addresses shown on the records of the Agent.

Notices to the Agent shall be sent to:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone: 1-800-663-9097
Fax: (416) 981-9507

Notices to Provident Energy Trust shall be sent to:

Provident Energy Trust
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Investor Relations
Telephone: (403) 296-2233
Fax: (403) 294-0111
Email: info@providentenergy.com

EFFECTIVE DATE OF THE PLAN

The effective date of the Plan is May 1, 2002.

PROVIDENT ENERGY TRUST

Authorization Form

Relating to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Provident Energy Trust ("Provident") dated May 1, 2002 (as amended from time to time)

To be completed by the REGISTERED HOLDER of trust units of Provident Energy Trust.

If you are a beneficial owner of trust units of Provident and wish to participate in the Plan, contact your broker, investment dealer, financial institution or other nominee who holds your units to provide instructions on how you would like to participate in the Plan.

If you wish to participate in the Plan, please indicate your election as between the premium distribution and distribution reinvestment components of the Plan by checking the appropriate box at the right and then completing the appropriate authorization below.	☐ DISTRIBUTION REINVESTMENT ☐ PREMIUM DISTRIBUTION

DISTRIBUTION REINVESTMENT AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address or facsimile number set forth on the reverse side of this form if you wish to reinvest your distributions in accordance with the Plan and have the additional units of Provident issued on such reinvestment held for your account under the Plan.

I have received and read a copy of the text describing the Plan. I hereby apply to participate in the Plan and direct Provident to forward to Computershare Trust Company of Canada, as Agent under the Plan, all cash distributions paid on all units of Provident registered in my name now or in the future, and direct Computershare Trust Company of Canada to reinvest such distributions, together with cash distributions on units held by the Agent for my account under the Plan, in additional units of Provident all in accordance with the distribution reinvestment component of the Plan and subject to proration and any applicable withholding tax as provided therein.

SIGNATURE OF REGISTERED UNITHOLDER NAME OF REGISTERED UNITHOLDER (PLEASE PRINT) DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE) TELEPHONE #

PREMIUM DISTRIBUTION AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address or facsimile number set forth on the reverse side of this form if you wish to receive a premium distribution cash payment in lieu of your distributions in accordance with the Plan.

I have received and read a copy of the text describing the Plan. I hereby apply to participate in the Plan and direct Provident to forward to Computershare Trust Company of Canada, as Agent under the Plan, all cash distributions paid on all units of Provident registered in my name now or in the future, and direct Computershare Trust Company of Canada to: (i) reinvest such distributions, together with cash distributions on units held by the Agent for my account under the Plan, in additional units of Provident; and (ii) deliver such additional units to the Plan Broker designated under the Plan in exchange for a cash payment equal to 102% of the cash distribution which I would have otherwise been entitled to receive on the applicable distribution payment date in respect of such units, all in accordance with the premium distribution component of the Plan and subject to proration and any applicable withholding tax as provided therein. I hereby represent and warrant to Provident, Computershare Trust Company of Canada and the Plan Broker that, when the additional units are delivered to the Plan Broker in accordance with this direction, I will hold good and marketable title to such units, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others. I further represent and warrant that such additional units are not subject to any resale restriction or hold period under applicable securities legislation.

SIGNATURE OF REGISTERED UNITHOLDER NAME OF REGISTERED UNITHOLDER (PLEASE PRINT) DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE) TELEPHONE #

This Authorization Form must be received by Computershare Trust Company of Canada on or prior to a distribution record date in order for the distribution to which such record date relates to be invested in additional units of Provident in accordance with the Plan.

For further information, please contact:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone; 1-800-663-9097
Fax: (416) 981-9507

or

PROVIDENT ENERGY TRUST
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Investor Relations
Telephone: (403) 296-2233
Fax: (403) 294-0111
Email: info@providentenergy.com

PROVIDENT ENERGY TRUST

Optional Cash Payment Form

Relating to the Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "Plan") of Provident Energy Trust ("Provident") dated May 1, 2002 (as amended from time to time).

To be completed by the REGISTERED HOLDER of trust units of Provident

OPTIONAL UNIT PURCHASE AUTHORIZATION

Please complete this section, sign below and return this form to Computershare Trust Company of Canada at the address set forth below, together with a cheque, bank draft or money order made payable to "Computershare Trust Company of Canada", if you wish to make an optional cash payment in accordance with the Plan. In order to be able to make an optional cash payment, you must have enrolled in either the premium distribution component or the distribution reinvestment component of the Plan.

I have received and read a copy of the text describing the Plan. Enclosed is an optional cash payment in the amount of $__________ in immediately available Canadian funds payable to "Computershare Trust Company of Canada" (which payment must be at least $1,000 per remittance and not more than $100,000 per month). I hereby direct Computershare Trust Company of Canada, as Agent under the Plan, to invest the enclosed payment in additional units of Provident in accordance with the Plan. I hereby confirm my understanding that any distributions received on units of Provident held for my account under the Plan will automatically be reinvested in additional units of Provident in accordance with the Plan and my current election as between the premium distribution and distribution reinvestment components of the Plan.

If you are a broker, investment dealer, financial institution or other nominee holding units on behalf of one or more beneficial owners of the units, you hereby make the following declaration.

Declaration by Nominee Holder: I am a broker, investment dealer, financial institution or other nominee holding units on behalf of one or more beneficial owners of the units. I hereby certify and declare that: (i) I am making this optional cash payment on behalf of one or more beneficial owners of units that are registered in my name; (ii) I have applied to participate in the premium distribution component or the distribution reinvestment component of the Plan on behalf of each such beneficial owner; and (iii) at least $1,000 per remittance and not more than $100,000 per month is being paid on behalf of each beneficial owner.

SIGNATURE OF REGISTERED UNITHOLDER | NAME OF REGISTERED UNITHOLDER (PLEASE PRINT) | DATE

ADDRESS (INCLUDING MUNICIPALITY OF RESIDENCE) | TELEPHONE #

Note: An optional cash payment must be received (together with a completed Optional Cash Payment Form) on or prior to a monthly distribution record date in order to be invested in additional units of Provident on the monthly distribution payment date to which such record date relates. Optional cash payments received on or after a monthly distribution record date will not be invested in additional units of Provident until the next month. No interest will be paid on optional cash payments received but not yet invested in additional units of Provident.

For further information, please contact:

COMPUTERSHARE TRUST COMPANY OF CANADA
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Reinvestment Department
Telephone; 1-800-663-9097
Fax: (416) 981-9507

or

PROVIDENT ENERGY TRUST
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Investor Relations
Telephone: (403) 296-2233
Fax: (403) 294-0111
Email: info@providentenergy.com

Please return this completed Optional Cash Payment Form together with a cheque, bank draft or money order in the amount of your optional cash payment to Computershare Trust Company of Canada at the address set forth above.

Exhibit 99.8

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS APRIL 2002 CASH DISTRIBUTION

NEWS RELEASE NUMBER 10 **April 18, 2002**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for April 2002 has been set at Cdn $0.15 per trust unit. The April 2002 cash distribution will be paid on May 15, 2002 to unitholders of record on April 30, 2002. The ex-distribution date is April 26, 2002. For unitholders receiving their distribution in U.S. Funds the May 15, 2002 cash distribution will be approximately U.S. $0.095, based on an exchange rate of 1.57. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

or

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta
Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

11.9

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST COMPLETES $103.8 MILLION OFFERING OF TRUST UNITS AND DEBENTURES

NEWS RELEASE NUMBER 9 April 11, 2002

CALGARY, ALBERTA – Provident Energy Trust ("Provident") (TSE – PVE.UN; AMEX – PVX) announced today that it has completed a $39.4 million treasury offering of its trust units at a price of $10.10 per unit and a $64.4 million treasury offering of 10.5% convertible unsecured subordinated debentures due May 15, 2007 for total net proceeds to Provident of approximately $99.3 million pursuant to its previously announced public offering. As a result of this offering, Provident now has 36,111,513 units issued and outstanding. The financing was completed by a syndicate of underwriters led by Scotia Capital Inc. and included National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc.

Trust units purchased pursuant to this offering will participate in the April 2002 cash distribution which will be payable on May 15, 2002 to unitholders of record on April 30, 2002.

A portion of the net proceeds of the offering will be used by Provident to fund the previously announced acquisition of petroleum and natural gas properties with the balance of such net proceeds to be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes. The proposed acquisition is expected to close on May 1, 2002. In the event the proposed acquisition is not completed, the net proceeds of the offering will be used to repay indebtedness of Provident Energy Ltd. under its credit facilities, to fund future acquisitions and Provident's capital expenditure program and for general corporate purposes.

The debentures are convertible at the option of the holder into trust units of Provident at a conversion price of $10.70 subject to adjustment in certain circumstances and are redeemable at the option of Provident at any time after May 15, 2005. The debentures are listed for trading on The Toronto Stock Exchange.

The trust units and the debentures offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and have not been offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

Provident is a conventional oil and gas energy trust that acquires, develops, produces and sells crude oil, natural gas and natural gas liquids for the generation of cash distributions to unitholders. Trust units of

Provident trade on The Toronto Stock Exchange under the symbol "PVE.UN" and the American Stock Exchange under the symbol "PVX".

For further information, please contact:

Thomas W. Buchanan
Chief Executive Officer
(403) 296-2232

Randy J. Findlay
President
(403) 781-5343

Mark N. Walker
Chief Financial Officer
(403) 781-5305

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Short Form Prospectus

New Issue **April 8, 2002**

PROVIDENT

ENERGY TRUST

$64,410,000

10.5% Convertible Unsecured Subordinated Debentures

$39,390,000

3,900,000 Trust Units at a Price of $10.10 per Trust Unit

This prospectus qualifies the distribution of 64,410 10.5% convertible unsecured subordinated debentures due May 15, 2007 (the "Debentures") of Provident Energy Trust (the "Trust") at a price of $1,000 per Debenture and further qualifies the distribution of 3,900,000 trust units of the Trust (the "Trust Units") at a price of $10.10 per Trust Unit. The Debentures bear interest at an annual rate of 10.5% payable semi-annually on May 15 and November 15 in each year commencing November 15, 2002. See "Details of the Offering". Subscribers will have the option of subscribing for Debentures, Trust Units or a combination thereof at their discretion.

Debenture Conversion Privilege

Each Debenture will be convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 15, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $10.70 per Trust Unit, subject to adjustment in certain events.

The outstanding Trust Units are listed on The Toronto Stock Exchange (the "TSE") and the American Stock Exchange (the "AMEX"). The TSE and the AMEX have conditionally approved the listing of the Trust Units distributed under this short form prospectus and the Trust Units issuable on conversion, redemption or maturity of the Debentures and the TSE has conditionally approved the listing of the Debentures distributed under this short form prospectus, subject to the Trust fulfilling all of the listing requirements of such exchanges on or before June 28, 2002. On April 5, 2002, the closing price of the Trust Units on the TSE and the AMEX was $10.24 per Trust Unit and U.S. $6.44 per Trust Unit, respectively. The terms of the offering of the Trust Units and Debentures were determined by negotiation between Provident Energy Ltd. ("Provident"), on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc. (collectively, the "Underwriters"). A portion of the net proceeds of the offering will be used by the Trust to fund the proposed acquisition of petroleum and natural gas properties with the balance of such net proceeds to be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes. In the event the proposed acquisition is not completed, the net proceeds will be used to repay indebtedness of Provident under its credit facilities, to fund future acquisitions and the Trust's capital expenditure program and for general corporate purposes. See "Recent Developments—Proposed Acquisition of the Acquired Properties" and "Use of Proceeds".

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)
Per Trust Unit	$10.10	$0.505	$9.595
Total	$39,390,000	$1,969,500	$37,420,500
Per Debenture	$1,000	$40	$960
Total	$64,410,000	$2,576,400	$61,833,600
Total Trust Units and Debentures	$103,800,000	$4,545,900	$99,254,100

Note:

(1) Before deducting expenses of the offering, estimated to be $400,000, which will be paid from the general funds of the Trust.

In the opinion of counsel, the Trust Units and Debentures offered hereunder will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than deferred profit sharing plans in which the Trust is the employer) and registered education savings plans, and (ii) not be precluded as investments under certain other statutes as set out under "Eligibility for Investment".

The Underwriters, as principals, conditionally offer the Trust Units and Debentures, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott. Subscriptions for Trust Units and/or Debentures will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Trust Units will be available for delivery at closing, which is expected to occur on or about April 11, 2002 (the "Closing Date"). Certificates for the aggregate principal amount of the Debentures will be issued in registered form to The Canadian Depository for Securities Limited ("CDS") and will be deposited with CDS on the date of closing. No certificates evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units or Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

The Trust incurred consolidated losses in the period from March 6, 2001 to September 30, 2001 and in the 12 month period ended September 30, 2001, and as a result, the interest coverage ratio for such periods is less than 1:1. See "Interest Coverage".

It is anticipated that the offering will close prior to April 30, 2002, which is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") to be paid on May 15, 2002. Accordingly, provided the offering closes prior to April 30, 2002, subscribers who purchase Trust Units pursuant to the offering will be eligible to receive the distribution to be paid to Unitholders on May 15, 2002. See "Record of Cash Distributions".

National Bank Financial Inc. and BMO Nesbitt Burns Inc. are each, directly or indirectly, subsidiaries of Canadian chartered banks which are lenders to the Trust and Provident. Consequently, the Trust is considered to be a connected issuer of each of these Underwriters for the purposes of securities regulations in certain provinces. The net proceeds of the offering will be used by the Trust to fund the proposed acquisition of petroleum and natural gas properties. In the event the proposed acquisition is not completed, a portion of the net proceeds of the offering may be used to repay a portion of the indebtedness of Provident to such banks. See "Relationship Among the Trust, Provident and Certain Underwriters" and "Use of Proceeds".

Neither the Trust Units nor the Debentures are "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and neither the Trust Units nor the Debentures are insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

Page

SUMMARY

The following is a summary of certain information contained in this short form prospectus and is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained elsewhere in this short form prospectus.

The Trust

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated as of January 25, 2001, between Founders and Montreal Trust Company of Canada, as amended from time to time. The beneficiaries of the Trust are the Unitholders. The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on the Provident Royalties, interest payments and principal repayments on the Initial Notes and principal repayments on the Maxx Notes, Richland Notes and any additional notes issued by Provident to the Trust from time to time. Distributable cash generated by the royalties, interest and principal repayments is distributed monthly to Unitholders.

Proposed Acquisition of the Acquired Properties

On March 25, 2002, Provident entered into an agreement of purchase and sale with the Canadian subsidiaries (collectively, the "Vendor") of a U.S. based exploration and production company providing for the acquisition by Provident of certain oil and gas properties (the "Acquired Properties") for a purchase price of $72.0 million (subject to adjustment), payable in cash. Provident has paid a $7.2 million deposit to the Vendor in connection with the proposed acquisition. The acquisition of the Acquired Properties is expected to close on May 1, 2002 but in any event no later than May 31, 2002. Title and environmental review in respect of the Acquired Properties has been completed to Provident's satisfaction. See "Recent Developments—Proposed Acquisition of the Acquired Properties".

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing 3,600 boe/d. The assets are comprised primarily of high working interest, operated properties with year round operating access. Provident believes that the assets offer additional low-risk development and optimization potential. The Acquired Properties are expected to meet the Trust's objectives of increasing cash available for distribution and net asset value on a per unit basis.

The significant terms and conditions of the purchase and sale agreement in respect of the Acquired Properties are as follows:

- Closing is subject to satisfaction of the requirements under the *Competition Act* (Canada), certain rights of first refusal and other industry standard conditions.
- Revenues and expenses in respect of the Acquired Properties are to be adjusted as of and from January 1, 2002.
- A purchase price adjustment will be made if the actual production from the Acquired Properties for certain months up to and including May 2002 is above or below an agreed on production threshold for the Acquired Properties derived from an independent engineering evaluation of the Acquired Properties.

The Offering

Issue:	64,410 10.5% convertible unsecured subordinated debentures due May 15, 2007. 3,900,000 Trust Units.
Amount of Offering:	$103,800,000
Price:	$1,000 per Debenture $10.10 per Trust Unit
Use of Proceeds:	A portion of the net proceeds of the offering of Debentures and Trust Units will be used by the Trust to fund the proposed acquisition of the Acquired Properties with the balance of such net proceeds to be used to fund a 40 well drilling program in the Lloydminister core area and for general corporate purposes. In the event the proposed acquisition is not completed, the net proceeds will be used to repay indebtedness of Provident under its credit facilities, to fund future acquisitions and the Trust's capital expenditure program and for general corporate purposes.

Debentures

Maturity:	May 15, 2007.
Interest:	10.5% per annum payable semi-annually in arrears on May 15 and November 15 in each year, commencing November 15, 2002. The first interest payment on November 15, 2002 will include interest accrued from the Closing Date to November 15, 2002.
Conversion:	The Debentures will be convertible into fully paid and non-assessable Trust Units at the option of the holder at any time prior to the close of business on the earlier of May 15, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $10.70 per Trust Unit, being a conversion rate of 93.4579 Trust Units per $1,000 principal amount of Debentures, subject to adjustment as provided in the Indenture (as defined herein). Prior to May 15, 2004, no adjustment will be made for interest accrued since the then most recently completed interest payment date on Debentures surrendered for conversion; however, holders converting their Debentures on or after an interest payment date will receive all interest which has accrued prior to that interest payment date and which has not been paid. From May 15, 2004 to maturity, holders converting their Debentures will receive all accrued and unpaid interest thereon.
Redemption:	The Debentures will not be redeemable on or before May 15, 2005. After May 15, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a price of $1,050 per Debenture from May 15, 2005 until May 15, 2006 and at a price of $1,025 per Debenture thereafter until maturity (each a "Redemption Price"), in each case, plus accrued and unpaid interest thereon, if any.
Payment upon Redemption or Maturity:	On redemption or at maturity, the Trust may, at its option on not more than 60 days and not less than 30 days prior notice and subject to regulatory approval, elect to satisfy its obligation to pay the Redemption Price or the principal amount of the Debentures by issuing and delivering that number of Trust Units obtained by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed, or the principal amount of outstanding Debentures which have matured, as the case may be, by 95% of the weighted average trading price of the Trust Units on the TSE for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be. Any accrued and unpaid interest thereon will be paid in cash.
Change of Control:	Upon the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units, the Trust will be required to make an offer to purchase, within 30 days following the consummation of the change of control, all of the Debentures at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.
Subordination:	The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined herein) of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiary ranking at least *pari passu* with such other creditors. The Debentures will not limit the ability of the Trust to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging its properties to secure any indebtedness.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"**°API**" means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.

"**bbl**" means one barrel.

"**bbls/d**" means barrels per day.

"**bcf**" means one billion cubic feet.

"**boe**" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

"**boe/d**" means one barrel of oil equivalent per day.

"**mbbls**" means one thousand barrels.

"**Mboe**" means one thousand barrels of oil equivalent.

"**mcf**" means one thousand cubic feet.

"**mcf/d**" means one thousand cubic feet per day.

"**mmbbls**" means one million barrels.

"**mmbtu**" means one million British thermal units.

"**mmcf**" means one million cubic feet.

"**mmcf/d**" means one million cubic feet per day.

"**NGL**" means natural gas liquids.

"**WTI**" means West Texas Intermediate.

"**Initial Notes**" means the unsecured, $14.70 subordinated notes issued by Provident under the plan of arrangement involving Founders Energy Ltd., Provident and the Trust effective March 6, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated March 6, 2001, as amended.

"**Initial Royalty**" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme).

"**Maxx Notes**" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated May 25, 2001.

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons.

"**Probable Reserves**" means those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism that are deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves.

"**Proven Reserves**" means those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions.

"**Provident Royalties**" means collectively the Initial Royalty and the Subsequent Royalty.

"**Richland Notes**" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Richland Petroleum Corporation ("Richland") effective January 16, 2002 and issued pursuant to a note indenture between Provident and Computershare Trust Company of Canada dated January 15, 2002.

"**Subsequent Royalty**" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interests and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions.

In this short form prospectus, all dollar amounts are stated in Canadian dollars except where otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements relate to future events or the Trust's future performance. All statements other than statements of historical fact are forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Forward-looking statements in this short form prospectus include, but are not limited to, statements with respect to:

- the timing of the closing of the acquisition of the Acquired Properties;
- the performance characteristics of the Acquired Properties;
- the focus of capital expenditures on development activity rather than exploration;
- the sale, farming out or development using third party resources of certain exploration properties;
- the objective to achieve a consistent level of monthly cash distributions;
- the use of development activity and acquisitions to replace and add to reserves;
- the impact of changes in oil and natural gas prices on cash flow after hedging;
- the development focus in the Lloydminster heavy oil area;
- drilling plans;
- the existence, operation and strategy of the commodity price risk management program;
- the approximate and maximum amount of forward sales and hedging to be employed;
- the Trust's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
- the impact of Canadian governmental regulation on the Trust relative to other oil and gas companies of similar size;
- the goal to sustain or grow production and reserves through prudent management and acquisitions;
- the emergence of accretive growth opportunities; and
- the Trust's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Neither the Trust nor the Underwriters can guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust, the Underwriters nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Some of the risks and other factors, some of which are beyond the Trust's control, which could cause results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein include, but are not limited to:

- general economic conditions in Canada;
- industry conditions, including fluctuations in the price of oil and natural gas;
- royalties payable in respect of the Trust's oil and gas production;
- governmental regulation of the oil and gas industry, including environmental regulation;
- fluctuation in foreign exchange or interest rates;
- stock market volatility and market valuations; and
- the need to obtain required approvals from regulatory authorities.

Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Neither the Trust nor the Underwriters are under any duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Provident at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, telephone (403) 296-2233. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated June 22, 2001 (the "AIF") including the attached (i) audited financial statements of Founders Energy Ltd. ("Founders") as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon, and (ii) audited consolidated financial statements of Maxx as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(b) management's discussion and analysis of the financial condition and operations of Founders included on pages 41 to 46 of the AIF and of Maxx included on pages 70 to 78 of the AIF;

(c) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to September 30, 2001 and for the three months ended September 30, 2001;

(d) the following sections and paragraph from the Trust's short form prospectus dated December 6, 2001: (i) Provident Energy Trust – Selected Consolidated Quarterly Financial Information (unaudited) and the paragraph immediately preceding such section; (ii) Information Concerning Richland Petroleum Corporation; and (iii) Historical Consolidated Annual and Interim Financial Statements of Richland Petroleum Corporation;

(e) the unaudited consolidated interim financial statements of Maxx, including the management's discussion and analysis of the financial condition and operations of Maxx, as at and for the three month period ended March 31, 2001 contained in the Trust's short form prospectus dated August 20, 2001;

(f) the material change report of the Trust dated April 5, 2001 in respect of the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement;

(g) the material change report of the Trust dated November 28, 2001 in respect of the acquisition by the Trust of all of the shares of Richland pursuant to a plan of arrangement;

(h) the news release of the Trust dated March 13, 2002 in respect of the financial and operating results of the Trust for the period March 6, 2001 to December 31, 2001 and for the three months ended December 31, 2001; and

(i) the material change report of the Trust dated March 28, 2002 in respect of the proposed acquisition of the Acquired Properties.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

PROVIDENT ENERGY TRUST

The Trust

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated as of January 25, 2001, between Founders and Montreal Trust Company of Canada, as amended from time to time (the "Trust Indenture"). The beneficiaries of the Trust are the Unitholders. The head and principal offices of the Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on the Provident Royalties, interest payments and principal repayments on the Initial Notes and principal repayments on the Maxx Notes, Richland Notes and any additional notes issued by Provident to the Trust from time to time. Distributable cash generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders.

The structure of the Trust and the flow of funds from the oil and gas properties of Provident to the Trust and from the Trust to Unitholders, are set forth in more detail on page 9 of the Trust's AIF incorporated herein by reference.

Provident

Provident Energy Ltd. is a corporation wholly-owned by the Trust. Provident was incorporated under the *Business Corporations Act* (Alberta) on January 17, 2001 and was amalgamated with Founders pursuant to a plan of arrangement involving the Trust, Provident and Founders effective March 6, 2001. Provident was amalgamated with Maxx effective May 25, 2001 pursuant to a plan of arrangement involving the Trust, Provident and Maxx. Provident was amalgamated with Richland effective January 16, 2002 pursuant to a plan of arrangement involving the Trust, Provident and Richland. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident has four wholly-owned subsidiaries, 611335 Alberta Ltd., 873798 Alberta Ltd., Terraquest, Inc. and Coast Pacific RLP-97 Exploration Inc. Each of Provident's subsidiaries were incorporated under the *Business Corporations Act* (Alberta) except for Terraquest, Inc. which was incorporated in the State of Colorado. The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties in which it has an interest.

Provident Management Corporation

Provident Management Corporation (the "Manager") was incorporated on January 17, 2001 under the *Business Corporations Act* (Alberta). The head and principal offices of the Manager are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of a management agreement dated as of March 6, 2001 among Provident, the Manager and the Trust, the Manager provides certain management, administrative and support services to the Trust and Provident. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident and the Trust.

RECENT DEVELOPMENTS

Proposed Acquisition of the Acquired Properties

On March 25, 2002, Provident entered into an agreement of purchase and sale with the Vendor providing for the acquisition by Provident of the Acquired Properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. Provident has paid a $7.2 million deposit to the Vendor in connection with the proposed acquisition. The acquisition of the Acquired Properties is expected to close on May 1, 2002 but in any event no later than May 31, 2002. Title and environmental review in respect of the Acquired Properties has been completed to Provident's satisfaction. The Trust has also agreed to issue 100,000 Trust Units (the "Compensation Units") to an arm's length third party as compensation for services provided in connection with the proposed acquisition of the Acquired Properties.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta producing 3,600 boe/d. The assets are comprised primarily of high working interest, operated properties with year round operating access. Provident believes that the assets offer additional low-risk development and optimization potential. The Acquired Properties are expected to meet the Trust's objectives of increasing cash available for distribution and net asset value on a per unit basis.

The significant terms and conditions of the purchase and sale agreement in respect of the Acquired Properties are as follows:

- Closing is subject to satisfaction of the requirements under the *Competition Act* (Canada), certain rights of first refusal and other industry standard conditions.
- Revenues and expenses in respect of the Acquired Properties are to be adjusted as of and from January 1, 2002.
- A purchase price adjustment will be made if the actual production from the Acquired Properties for certain months up to and including May 2002 is above or below an agreed on production threshold for the Acquired Properties derived from an independent engineering evaluation of the Acquired Properties.

See "Information Concerning the Acquired Properties".

2001 Financial and Operating Results

On March 13, 2002, the Trust announced its financial and operating results for the period ended December 31, 2001. The following table presents selected financial and operational information for the period March 6, 2001 to December 31, 2001.

	For the period March 6, 2001 to December 31, 2001
Financial Results:	
(000s, except per Trust Unit)	
Gross revenue	$78,311
Cash flow	$36,228
Per weighted average unit	$2.62
Cash distribution to Unitholders (declared)	$36,880
Per unit	$2.54
Net loss	($46,855)
Capital expenditures	$10,979
Acquisition of Maxx excluding bank debt and working capacity deficiency	$126,443
Acquisitions	$2,604
Property dispositions	$1,421
Long-term debt	$35,600
Unitholders' equity	$104,455
Weighted average units outstanding	13,813
Operational Results:	
Average Daily Production	
Crude oil - Light/Medium (bbls/d)	1,577
- Heavy (15° API) (bbls/d)	5,053
Natural gas liquids (bbls/d)	509
Natural gas (mcf/d)	15,772
Oil equivalent (boe/d)	9,767

	For the period March 6, 2001 to December 31, 2001
Unit Statistics:	
Average selling price	
Crude oil - Light/Medium ($/bbl)	$31.94
- Heavy (15° API) ($/bbl)	$21.71
- Corporate blend ($/bbl)	$24.14
Natural gas liquids ($/bbl)	$31.40
Natural gas ($/mcf)	$5.33
Oil equivalent ($/boe)(1)	$26.64
Netback ($/boe)(1)	$15.27

Note:

(1) Provident reports oil equivalent production by converting natural gas production to oil equivalent at 6:1.

Richland Arrangement

On November 26, 2001, the Trust, Provident, Richland and 961982 Alberta Ltd. ("Newco") entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which the Trust, Provident and Richland agreed to combine their assets and operations in accordance with a plan of arrangement (the "Richland Arrangement").

Under the terms of the Arrangement Agreement, Richland shareholders received 0.4 of a Trust Unit and one share of Newco for each issued and outstanding common share of Richland. Pursuant to the plan of arrangement, each issued and outstanding common share of Richland was exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the "Newco Assets") to Newco for common shares of Newco ("Newco Shares"), Richland redeemed all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Newco Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders was then exchanged for 0.4 of a Trust Unit.

The Newco Assets sold by Richland to Newco as part of the Richland Arrangement were comprised of certain producing properties of Richland located in southern and northwest Alberta which represented production as at September 30, 2001 of approximately 200 boe/d, 426 mboe of Proved Reserves, 507 mboe of established reserves (defined as Proved Reserves plus 50% Probable Reserves) and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Arrangement Agreement, Provident received gross overriding royalties on industry standard terms on certain of the Newco properties.

The Richland Arrangement was completed on January 16, 2002 following the approval of the Richland shareholders at a special meeting held on January 15, 2002 and Provident and Richland were subsequently amalgamated, continuing as "Provident Energy Ltd.". A total of 11,157,225 Trust Units were issued by the Trust to acquire all of the issued and outstanding shares of Richland. As part of the acquisition of Richland, Provident assumed Richland's debt, net of working capital, of approximately $83 million.

Monthly Cash Distribution

On March 15, 2002, the Trust announced that it would pay a cash distribution of $0.15 per Trust Unit on April 15, 2002 to Unitholders of record on March 31, 2002. The distribution is consistent with distributions paid in January 2002 and February 2002 of $0.16 per Trust Unit and $0.15 per Trust Unit, respectively. The lower distribution levels for 2002, relative to 2001 historical distributions, are primarily attributable to weaker crude oil and natural gas prices.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility of crude oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI and CDN/US exchange rate hedges were put in place.

For 2002, Provident has locked in an all-in wellhead price of approximately Cdn $19.00 per bbl in respect of 5,000 bbls/d of heavy oil, representing approximately 80 percent of forecast heavy oil production for the year. Provident also has hedged an average of 1,000 bbls/d or approximately 35 percent of forecast 2002 light crude oil production. For natural gas, Provident has hedged an average of 24.7 mmcf/d or approximately 67 percent of forecast natural gas production at prices ranging between Cdn $2.99 and Cdn $6.33 per mcf at AECO. The weighted average price of the gas contracts is Cdn$4.73 per mcf.

For 2003, Provident has locked in an all-in wellhead price of approximately Cdn $18.92 per bbl in respect of 3,000 bbls/d of heavy oil and a WTI price of U.S. $23.18 per bbl on 1,000 bbls/d of light crude oil. Provident has also locked in an average price of Cdn $5.15 per mcf at AECO for 7.5 mmcf/d of natural gas production.

As at March 25, 2002, Provident's aggregate position under the Commodity Price Risk Management Program is summarized in the following table:

YEAR	PRODUCT	VOLUME	TERMS	EFFECTIVE PERIOD
2002	Light Oil	250 bbls/d	Costless Collar WTI U.S.$20.00 – U.S.$22.90 per bbl	January 1 – December 31
	Light Oil	1,000 bbls/d	WTI U.S.$24.30 per bbl	April 1 – December 31
	Heavy Oil	1,000 bbls/d	Costless Collar WTI U.S.$24.00 – U.S.$27.00 per bbl	January 1 – December 31
	Heavy Oil	1,000 bbls/d	U.S.$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bbls/d	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	3,000 mcf/d	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	11,500 mcf/d	Cdn$5.34 per mcf	January 1 – October 31
	Natural Gas	7,000 mcf/d	Cdn$3.14 per mcf	April 1 – September 30
	Natural Gas	5,000 mcf/d	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	7,000 mcf/d	Cdn$2.99 per mcf	February 1 – March 31
	Natural Gas	3,000 mcf/d	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
	Natural Gas	5,000 mcf/d	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31
	Natural Gas	5,000 mcf/d	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
2003	Heavy Oil	3,000 bbls/d	Cdn$18.92 per bbl Wellhead	January 1 – December 31
	Light Oil	1,000 bbls/d	WTI U.S.$23.18 per bbl	January – December 31
	Natural Gas	5,000 mcf/d	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcf/d	Cdn$5.01 per mcf	January 1 – October 31

Current Production

For the three months ended December 31, 2001, production averaged 10,792 boe/d, comprised of 2,305 bbls/d of light crude oil and NGLs, 5,924 bbls/d of 15° API heavy oil and 15,373 mcf/d of natural gas. Subsequent to the closing of the Richland Arrangement on January 16, 2002, daily average production volumes have increased to approximately 17,000 boe/d, comprised of 4,500 bbls/d of light crude oil and NGLs, 5,800 bbls/d of 15° API heavy oil and 40,200 mcf/d of natural gas.

Public Offerings

On December 12, 2001, the Trust completed an offering of an aggregate of 4,000,000 Trust Units at a price of $8.75 per Trust Unit for net proceeds to the Trust of approximately $33 million. The net proceeds from that offering were used to reduce the indebtedness of the Trust and Provident related to the Richland Arrangement.

On August 29, 2001, the Trust completed a new issue of 2,435,000 Trust Units and secondary offering of 750,000 Trust Units for an aggregate of 3,185,500 Trust Units at a price of $10.85 per Trust Unit for net proceeds to the Trust of approximately $24.2 million. The net proceeds from that offering were initially used to reduce the indebtedness of the Trust and Provident and thereafter to fund future acquisitions and capital expenditures.

Listing of Trust Units on the AMEX

The Trust Units began trading on the AMEX on June 22, 2001 under the symbol "PVX".

Oil and Natural Gas Reserves of Provident and Richland

The oil, natural gas and NGL reserves of Provident and Richland as of January 1, 2002 have been evaluated by McDaniel & Associates Consultants Ltd. ("McDaniel") utilizing McDaniel January 1, 2002 pricing as set forth in the report prepared by McDaniel dated March 21, 2002 evaluating the oil, natural gas and NGL reserves relating to Provident as at January 1, 2002 (the "McDaniel Provident Report"). McDaniel conducted evaluations based on both escalated and constant price assumptions of Provident's and Richland's oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Provident Report, are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Provident Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by Provident and Richland and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	9,949	876	27,992	8,756	597	20,605	170,260	127,838	115,245	105,430
Non-Producing	1,504	50	1,767	1,414	34	1,291	12,969	9,605	8,364	7,348
Undeveloped	4,844	75	2,423	4,470	59	2,009	24,047	14,562	11,576	9,270
Total Proved	16,297	1,000	32,182	14,640	691	23,905	207,276	152,005	135,186	122,049
Probable[3]	4,038	196	6,670	3,632	139	5,153	52,770	28,904	22,955	18,740
TOTAL	20,335	1,196	38,852	18,272	830	29,058	260,046	180,909	158,141	140,789

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $51.7 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $3.3 million (2002) and $26.3 million (2003).

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	9,696	876	28,009	8,544	599	20,616	130,189	101,260	92,477	85,559
Non-Producing	872	50	1,767	821	34	1,291	5,119	3,855	3,386	2,999
Undeveloped	1,224	75	2,423	1,107	59	2,009	8,918	4,742	3,599	2,770
Total Proved	11,792	1,001	32,199	10,472	692	23,916	144,226	109,856	99,462	91,328
Probable[3]	1,884	196	6,670	1,687	140	5,153	26,585	14,409	11,552	9,570
TOTAL	13,676	1,197	38,869	12,159	832	29,069	170,811	124,265	111,014	100,898

Notes:

(1) "Gross Reserves" are the aggregate of Provident's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) *Probable Reserves and Present Worth Values reduced by 50% for risk.*

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $12.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $3.2 million (2002) and $7.1million (2003).

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	3,972	645	43,956	3,365	437	33,380	169,314	120,069	105,636	94,739
Non-Producing	240	55	8,285	192	39	6,016	24,798	13,589	11,350	9,830
Undeveloped	344	75	2,150	280	59	1,657	8,987	6,064	5,079	4,298
Total Proved	4,556	775	54,391	3,837	535	41,052	203,100	139,722	122,064	108,867
Probable[3]	895	259	12,772	743	190	9,796	48,689	25,435	20,046	16,376
TOTAL	5,451	1,034	67,163	4,580	725	50,848	251,789	165,157	142,110	125,243

Notes:

(1) "Gross Reserves" are the aggregate of Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $11.3 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $9.3 million (2002) and $1.4 million (2003).

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	3,966	644	43,967	3,392	437	33,383	130,570	95,870	85,362	77,311
Non-Producing	240	55	8,297	195	39	6,017	16,880	9,644	8,107	7,042
Undeveloped	344	75	2,150	284	59	1,657	6,043	3,867	3,133	2,552
Total Proved	4,549	775	54,414	3,870	535	41,057	153,492	109,381	96,603	86,904
Probable(3)	895	259	12,778	755	190	9,798	34,061	18,499	14,709	12,082
TOTAL	5,444	1,034	67,192	4,625	725	50,855	187,553	127,880	111,312	98,986

Notes:

(1) "Gross Reserves" are the aggregate of Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $11.0 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $9.1 million (2002) and $1.3 million (2003).

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)(1)	19.78
Corporate Avg Light Oil ($CDN/bbl)(2)	21.96
Corporate Avg Gas ($CDN/Mcf)(2)	3.61
Corporate Avg NGL ($CDN/bbl)(2)	22.90

Notes:

(1) December 31, 2001 NYMEX close.

(2) Richland estimate of corporate average price received on December 31, 2001.

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	*Oil*	NGLs	Natural Gas	*0 %*	*10 %*	*15 %*	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	13,921	1,521	71,948	12,121	1,034	53,985	339,574	247,907	220,881	200,169
Non-Producing	1,744	105	10,052	1,607	73	7,306	37,767	23,194	19,714	17,177
Undeveloped	5,188	150	4,573	4,749	119	3,666	33,034	20,626	16,655	13,568
Total Proved	20,853	1,775	86,573	18,477	1,226	64,957	410,376	291,727	257,250	230,915
Probable(3)	4,933	455	19,441	4,376	329	14,949	101,459	54,339	43,001	35,116
TOTAL	25,786	2,230	106,014	22,853	1,555	79,906	511,835	346,066	300,251	266,031

Notes:

(1) "Gross Reserves" are the aggregate of Provident plus Richland's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Numbers may not add due to rounding.

Combined Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of Provident plus Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	0 %	10 % (thousands of dollars)	15 %	20 %
Proved Reserves										
Producing	13,662	1,521	71,976	11,936	1,035	53,999	260,759	197,130	177,838	162,869
Non-Producing	1,111	105	10,064	1,016	73	7,308	21,999	13,498	11,493	10,041
Undeveloped	1,568	150	4,573	1,391	119	3,666	14,960	8,609	6,733	5,322
Total Proved	16,341	1,776	86,612	14,342	1,227	64,973	297,718	219,238	196,064	178,232
Probable[3]	2,779	455	19,447	2,442	329	14,951	60,646	32,908	26,261	21,652
TOTAL	19,120	2,231	106,059	16,784	1,556	79,924	358,364	252,146	222,325	199,884

Notes:

(1) "Gross Reserves" are the aggregate of Provident plus Richland's (Provident Acquired) working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) Numbers may not add due to rounding.

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil $US/bbl[1]	Edm. Light Crude Oil $C/bbl[2]	Heavy Crude Oil $C/bbl[3][6]	Alberta Ave Natural Gas $C/mmbtu[4]	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl[5]	Inflation (%)	US/CAN Exchange Rate $US/$C
Forecast										
2002	20.00	30.30	18.50	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	18.50	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	20.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	21.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670
2006	22.60	32.20	21.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	21.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	22.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	23.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	24.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	24.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	25.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	26.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	26.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	27.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	28.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	29.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	30.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	30.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	31.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	32.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:

(1) West Texas Intermediate at Cushing Oklahoma

(2) Edmonton price for 40 API, 0.5% sulphur crude

(3) Heavy crude oil 12 degrees at Hardisty Alberta

(4) Alberta Average field price

(5) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

(6) 2002 and 2003 Heavy oil prices have been supplied by Provident

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)[1]	19.78
Corporate Avg Light Oil ($CDN/bbl)[2]	25.46
Corporate Avg Heavy Oil ($CDN/bbl)[2]	13.69
Corporate Avg Gas ($CDN/Mcf)[2]	3.68
Corporate Avg NGL ($CDN/bbl)[2]	22.20

Notes:

(1) December 31, 2001 NYMEX close.

(2) Provident estimate of corporate average price received on December 31, 2001.

INFORMATION CONCERNING THE ACQUIRED PROPERTIES

Certain information in this short form prospectus in respect of the Acquired Properties has been taken from information provided by the Vendor. While the Trust has no reason to believe the information is not accurate, there are no assurances concerning the completeness or accuracy of such information in respect of the Acquired Properties.

Principal Properties

The following is a description of the principal properties to be acquired by the Trust in connection with the proposed acquisition of the Acquired Properties as at January 1, 2002.

Princess, Alberta

The Princess area is located approximately 75 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the shallow gas formations of Medicine Hat, Milk River and Second White Specks. The Acquired Properties include working interests ranging from 25% to 99%. Average net natural gas production in 2001 was 2,100 mcf/d. Current net natural gas production is 3,700 mcf/d.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report (as defined herein) and assigned 7.4 bcf of Proved Reserves and 2.9 bcf of Probable Reserves.

Provident believes this property adds relatively stable and predictable long life reserves to the Trust.

Retlaw Area, Alberta

The Retlaw area is located approximately 115 kilometres west of the City of Medicine Hat. The area is comprised of the Retlaw Unit, Retlaw Non Unit, Retlaw East/Vauxhall and the Retlaw V Unit. Both oil and gas are produced in the area, predominantly from the Mannville Group. The Acquired Properties include an operating interest in a large proportion of the production in this area. Average 2001 net natural gas production was 5,800 mcf/d and average 2001 net oil production was 810 bbl/d. Current net natural gas production is 5,100 mcf/d and current net oil production is 940 bbl/d.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 1,339 mbbls and 8.6 bcf of Proved Reserves and 426 mbbls and 2.0 bcf of Probable Reserves, respectively.

Provident believes the properties offer immediate optimization and development opportunities including possible waterflood performance enhancement, reactivation of previously suspended waterflood operations, pump upgrades, compression optimization, recompletion opportunities and some drilling opportunities for oil downspacing and further gas development.

Craigmyle, Alberta

The Craigmyle area is located approximately 210 kilometres northwest of the City of Medicine Hat. Production in the area is obtained from the Mannville Group, along with shallower production from the Belly River Formation. The Acquired Properties include 100% working interests in a majority of the wells currently on production. Average net natural gas production in 2001 was 2,420 mcf/d. Current net natural gas production is 2,040 mcf/d.

The Acquired Properties include a 100% working interest in the Craigmyle Compressor Station that has a capacity of 6.5 mmcf/d of sweet gas utilizing one 500 hp unit and one 900 hp unit.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 5.8 bcf of Proved Reserves and 1.5 bcf of Probable Reserves.

Long Coulee Area, Alberta

The Long Coulee area is located approximately 145 kilometres west of the City of Medicine Hat. The area is comprised of Long Coulee and Long Coulee Sunburst P pool. Gas production is obtained from the Sunburst, Glauconitic, Bow Island and Second White Specks formations. Oil production is obtained from the Sunburst P Pool. The Acquired Properties include a 59% to 100% working interests in a majority of the wells currently on production. Average 2001 net natural gas production was 1,260 mcf/d and average 2001 net oil production was 220 bbl/d. Current net natural gas production is 1,180 mcf/d and current net oil production is 190 bbl/d.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 950 bbl/d of sour oil and 950 bbl/d of water. Water injection capacity is 2,200 bbl/d. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 2.8 bcf and 266 mbbl of Proved Reserves and 1.0 bcf and 115 mbbl of Probable Reserves, respectively.

Provident believes the Sunburst P Pool offers the possibility of initiating another waterflood recovery process beside an existing waterflood scheme in order to optimize the pool oil recovery. Additionally, there may be some infill drilling opportunities as a result of the new post waterflood implementation.

Carmangay, Alberta

The Carmangay area is located approximately 155 kilometres west of the City of Medicine Hat. Oil and gas production is obtained from the Sunburst formation. The Acquired Properties include a 100% working interest in the area and a gross overriding royalty in the Second White Specks. Average 2001 net natural gas production was 730 mcf/d and average 2001 net oil production was 260 bbl/d. Current net oil production is 190 bbl/d and current net natural gas production is 500 mcf/d.

The Acquired Properties include a 100% working interest in the oil battery that has a capacity of 1,260 bbl/d of sour oil and 3,800 bbl/d of water. Solution gas is compressed at the battery and delivered to the Long Coulee Gas Plant.

McDaniel evaluated the reserves attributable to the Acquired Properties in the area in the McDaniel Acquired Properties Report and assigned 235 mbbl and 5.8 bcf of Proved Reserves and 33 mbbl and 0.9 bcf of Probable Reserves, respectively.

Provident believes the Carmangay property offers the possibility of upgrading the existing gas compressor and some reactivation and stimulation candidates to optimize the existing production.

Oil and Natural Gas Wells

The following table summarizes, as at January 1, 2002, the producing and shut-in wells in respect of the Acquired Properties:

	Producing Wells				Shut-in Wells (1)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Total	196	106	277	146	132	90	74	52

Notes:

(1) "Shut-in" wells means wells which are not producing but which may be capable of production.

(2) "Gross" wells are defined as the total number of wells in respect of the Acquired Properties.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest therein.

Production History and Revenue Received

The following table summarizes the historical average daily production, revenue received, royalties and operating expenses paid and net operating income in respect of the Acquired Properties during the periods indicated.

	Years Ended December 31,	
	2001	2000
Crude Oil & NGLs		
Total production (mbbls)	653	787
Average daily production (bbls/d)	1,788	2,151
Natural Gas		
Total production (mmcf)	5,259	5,598
Average daily production (mmcf/d)	14	15
Total Production		
Total production (Mboe)	1,529	1,720
Average daily production (boe/d)	4,190	4,700
(000's)		
Revenue	$45,971	$52,737
Royalties	9,786	11,153
Operating Expenses	10,138	10,411
Net Operating Income	$26,047	$31,174

Land Holdings

The following table summarizes the land holdings in respect of the Acquired Properties as at January 1, 2002:

	Undeveloped		Developed		Total	
(acres)	Gross	Net	Gross	Net	Gross	Net
Total	101,664	78,222	122,339	77,066	224,063	155,288

Oil and Natural Gas Reserves of the Acquired Properties

The oil, natural gas and NGL reserves of the Acquired Properties as of January 1, 2002 have been evaluated by McDaniel utilizing McDaniel's January 1, 2002 pricing as set forth in the report prepared by McDaniel dated March 21, 2002 evaluating the oil, natural gas and NGL reserves relating to the Acquired Properties as at January 1, 2002 (the "McDaniel Acquired Properties Report"). McDaniel conducted evaluations based on both escalated and constant price assumptions of the Vendor's oil, gas and NGL reserves and present worth of future cash flows associated with such reserves. The results of the evaluations of McDaniel, contained in the McDaniel Acquired Properties Report, based on both escalated and constant price assumptions as provided by McDaniel are summarized in the tables below. **The present worth of estimated future cash flows contained in the following tables may not be representative of the fair market values of the reserves.** Assumptions relating to costs, prices for future production and other matters are summarized in the notes following the tables. There is no assurance that such prices and cost assumptions will be attained and variances could be material. All estimated future cash flows set forth in the following tables are stated prior to provision for income taxes, indirect costs, and future site restoration costs, and after deduction of operating costs, royalties and estimated future capital expenditures. The McDaniel Acquired Properties Report is based on certain factual data including operating costs, property descriptions, details of interests held, well data, future development plans and future capital estimates supplied by the Vendor in a data room, and on McDaniel's opinion of reasonable practice in the industry. Probable Reserves and the estimated present worth thereof set forth below have been risked by 50% to take into account the risk factors associated with the recovery thereof.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)		(thousands of dollars)		
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,136.8	53.3	23,760.7	89,422.7	64,496.9	56,862.6	51,022.1
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	11,859.3	6,463.9	5,012.4	3,986.4
Undeveloped	47.8	0.0	1,525.6	39.2	0.0	1,178.8	3,042.6	1,640.8	1,277.6	1,020.4
Total Proved	2,410.3	79.9	35,194.5	2,117.5	53.3	28,546.7	104,324.6	72,601.5	63,152.5	56,028.9
Probable[3]	362.0	8.2	4,803.7	327.9	5.6	3,949.2	17,299.0	7,933.4	5,961.9	4,692.8
TOTAL	2,772.3	88.1	39,998.2	2,445.4	58.9	32,495.9	121,623.6	80,534.9	69,114.4	60,721.7

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows in Respect of the Acquired Properties Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)		(thousands of dollars)		
Proved Reserves										
Producing	2,361.0	79.9	28,708.1	2,140.5	53.3	23,760.7	54,873.0	42,274.5	37,986.4	34,593.3
Non-Producing	1.5	0.1	4,960.9	1.5	0.0	3,607.1	7,648.9	4,245.0	3,308.1	2,640.4
Undeveloped	47.8	0.0	1,525.6	39.4	0.0	1,178.8	1,637.9	838.6	622.3	467.5
Total Proved	2,410.3	79.9	35,194.5	2,181.4	53.3	28,546.7	64,159.8	47,358.1	41,916.8	37,701.3
Probable[3]	362.0	8.2	4,794.2	328.4	5.6	3,940.8	9,763.8	5,062.1	3,926.2	3,164.7
TOTAL	2,772.3	88.1	39,988.7	2,509.8	58.9	32,487.5	73,923.6	52,420.2	45,843.0	40,866.0

Notes:

(1) "Gross Reserves" are the aggregate of the Vendor's working interest and royalty interest reserves before deductions of royalties payable to others.

(2) "Net Reserves" are the Gross Reserves less all royalties payable to others.

(3) Probable Reserves and Present Worth Values reduced by 50% for risk.

(4) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the escalated case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the escalated case are $0.6 million (2002) and $0.6 million (2003).

(5) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from the total proved and probable reserves in the constant case is $1.6 million. The estimated capital expenditures required to produce the estimated total proved plus probable reserves in each of the first two years in the constant case are $0.6 million (2002) and $0.6 million (2003).

McDaniel & Associates Consultants Ltd.
Summary of Price Forecasts (Escalated)
January 1, 2002

Year	WTI Crude Oil $US/bbl[1]	Edm. Light Crude Oil $C/bbl[2]	Medium Crude Oil $C/bbl[3]	Alberta Ave Natural Gas $C/mmbtu[4]	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl[5]	Inflation (%)	US/CAN Exchange Rate $US/$C
Forecast										
2002	20.00	30.30	19.80	4.15	30.30	21.50	20.00	22.70	2.0	0.640
2003	20.90	31.10	23.10	4.40	31.10	22.40	20.50	23.50	2.0	0.650
2004	21.80	32.00	26.00	4.45	32.00	22.90	21.10	24.10	2.0	0.660
2005	22.20	32.10	27.10	4.45	32.10	22.90	21.20	24.10	2.0	0.670

Year	WTI Crude Oil $US/bbl[1]	Edm. Light Crude Oil $C/bbl[2]	Medium Crude Oil $C/bbl[3]	Alberta Ave Natural Gas $C/mmbtu[4]	Edm. Cond. & Natural Gasolines $C/bbl	Edm. Propane $C/bbl	Edm. Butanes $C/bbl	Edm. NGL Mix $C/bbl[5]	Inflation (%)	US/CAN Exchange Rate $US/$C
2006	22.60	32.20	27.20	4.45	32.20	23.00	21.20	24.20	2.0	0.680
2007	23.10	32.90	27.90	4.50	32.90	23.40	21.70	24.70	2.0	0.680
2008	23.60	33.60	28.60	4.50	33.60	23.60	22.20	25.10	2.0	0.680
2009	24.10	34.30	29.30	4.55	34.30	24.00	22.60	25.60	2.0	0.680
2010	24.60	35.00	30.00	4.65	35.00	24.50	23.10	26.10	2.0	0.680
2011	25.10	35.70	30.70	4.75	35.70	25.00	23.50	26.60	2.0	0.680
2012	25.60	36.40	31.40	4.85	36.40	25.50	24.00	27.20	2.0	0.680
2013	26.10	37.10	32.10	4.95	37.10	26.10	24.50	27.70	2.0	0.680
2014	26.60	37.80	32.80	5.00	37.80	26.40	24.90	28.20	2.0	0.680
2015	27.10	38.60	33.60	5.10	38.60	27.00	25.50	28.80	2.0	0.680
2016	27.60	39.30	34.30	5.20	39.30	27.50	25.90	29.30	2.0	0.680
2017	28.20	40.10	35.10	5.35	40.10	28.20	26.40	30.00	2.0	0.680
2018	28.80	41.00	36.00	5.45	41.00	28.70	27.00	30.60	2.0	0.680
2019	29.40	41.80	36.80	5.55	41.80	29.30	27.60	31.20	2.0	0.680
2020	30.00	42.70	37.70	5.65	42.70	29.90	28.20	31.90	2.0	0.680
2021	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	2.0	0.680
Thereafter	30.60	43.50	38.50	5.80	43.50	30.50	28.70	32.50	0.0	0.680

Notes:

(1) West Texas Intermediate at Cushing Oklahoma
(2) Edmonton price for 40 API, 0.5% sulphur crude
(3) Bow River 26 degrees/2.1% sulphur crude oil at Hardisty, Alberta
(4) Alberta Average field price
(5) NGL Mix based on 45 percent propane, 35 percent butane and 20 percent natural gasolines

Constant Price Summary Schedule (at December 31, 2001)

West Texas Intermediate ($US/bbl)[1]	19.78
Edmonton Light Crude ($CDN/bbl)[2]	29.16
Alberta Average Natural Gas ($CDN/Mmbtu)[3]	3.26
Propane ($CDN/bbl)[4]	18.85
Butane ($CDN/bbl)[4]	18.60
NGL Mix ($CDN/bbl)[4]	21.00
Natural Gasolines & Condensate ($CDN/bbl)[4]	29.16

Notes:

(1) December 31, 2001 NYMEX close.
(2) December 31, 2001 average postings.
(3) December 2001 estimate.
(4) December 2001 Edmonton reference price.

Estimated Future Annual Production Volumes for the Acquired Properties

Year	Proved Producing			Total Proved			Total Proved plus ½ Probable		
	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)	Oil (mbbls)	NGLs (mbbls)	Natural Gas (mmcf)
2002	576.5	16.1	4,886.1	594.8	16.2	5,030.9	602.8	16.4	5,092.3
2003	442.0	12.5	3,845.4	457.9	12.6	4,244.0	477.3	13.0	4,401.4
2004	343.8	9.9	3,134.1	351.9	9.9	3,451.4	381.4	10.3	3,633.1

EFFECT OF THE ACQUISITIONS OF THE ACQUIRED PROPERTIES, MAXX AND RICHLAND ON THE TRUST

The following table sets out certain operational information for the Trust, the Acquired Properties, Maxx and Richland and certain pro forma combined operational information after giving effect to the acquisition by the Trust of the Acquired Properties, Maxx and Richland and certain other adjustments.

Selected Pro Forma Combined Operational Information

	The Trust	Maxx(1)	Richland(2)	Acquired Properties	Pro Forma Combined(2)
Average Daily Production (before royalties, for the quarter ended September 30, 2001)					
Crude oil and NGLs (bbls/d)	9,038	-	2,457	1,726	13,221
Natural gas (mcf/d)	18,324	-	25,015	14,868	58,207
Oil equivalent (boe/d)	12,093	-	6,625	4,204	22,922
Proven Reserves (before royalties, as at January 1, 2001 for the Trust and Maxx, as at October 1, 2001 for Richland and as at January 1, 2002 for the Acquired Properties)					
Crude oil and NGLs (mbbls)	6,649	14,604	5,516	2,490	29,259
Natural gas (mmcf)	23,831	19,306	58,071	35,195	136,403
Oil equivalent (mboe)	10,621	17,822	15,195	8,356	51,994
Established Reserves: Total Proven and Risked Probable Reserves(3) (before royalties, as at January 1, 2001 for the Trust and Maxx, as at October 1, 2001 for Richland and as at January 1, 2002 for the Acquired Properties)					
Crude oil and NGLs (mbbls)	7,996	16,577	6,677	2,860	34,110
Natural gas (mmcf)	30,569	21,244	71,269	39,998	163,080
Oil equivalent (mboe)	13,091	20,118	18,555	9,527	61,291

Notes:

(1) The average daily production volumes for Maxx are included with the Trust.

(2) Operational and reserve results attributable to the Newco Assets have not been included. See "Recent Developments — Richland Arrangement".

(3) Probable Reserves for the escalating case scenario have been reduced by 50% for risk.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Trust, the Acquired Properties, Maxx and Richland and certain pro forma consolidated financial information after giving effect to the acquisition by the Trust of the Acquired Properties, Maxx and Richland and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of the Trust set forth herein, including the notes thereto.**

	For the Year Ended December 31, 2000				
	The Trust(1)	Maxx	Richland	Acquired Properties	Pro Forma Consolidated(2)(3)
	(pro forma unaudited)	(audited)	(audited)	(audited)	(unaudited)
	(stated in thousands of dollars, except Trust Units)				
Revenue	49,226	86,652	77,281	52,737	258,194
Cash flow from operations(4)	24,097	36,603	36,725	31,174	120,345
Net income	7,106	8,425	7,065	31,174	14,384
Net income per Trust Unit (basic and diluted)					0.50
Trust Units outstanding – basic (thousands as at December 31, 2000)	7,094	-	-	-	28,844

Notes:

1) The pro forma Trust financial information incorporates Founders' audited consolidated financial statements adjusted to reflect the March 5, 2001 plan of arrangement as if it occurred on January 1, 2000.

(2) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(3) Financial results attributable to the Newco Assets have not been included.

(4) Cash flow from operations is before changes in non-cash working capital.

	For the Nine Months Ended September 30, 2001			
	The Trust(1)	Richland(2)	Acquired Properties	Pro Forma Consolidated(3)(4)(5)(6)(7)
	(pro forma unaudited)	(unaudited)	(unaudited)	(unaudited)
	(stated in thousands of dollars, except Trust Units)			
Revenue	102,508	69,087	38,854	208,272
Net income (loss)	(32,969)	8,320	22,640	(22,082)
Cash flow from operations(7)	45,534	31,650	22,640	97,916
Total Assets	231,487	196,526	-	565,002
Long term debt and working capital	64,774	83,649	-	152,140
Equity	97,015	70,536	-	267,323
Net loss per Trust Unit (basic and diluted)				(0.71)
Trust Units outstanding – basic (thousands as at September 30, 2001)	17,022	–	-	31,280

Notes:

(1) The pro forma Trust financial information incorporates the results of the Trust from March 6, 2001 to September 30, 2001, the pro forma adjusted results of Founders from January 1, 2001 to March 5, 2001 and the pro forma adjusted results of Maxx from January 1, 2001 to May 25, 2001. See the notes to the Unaudited Pro Forma financial statements set forth herein for assumptions and adjustments.

(2) The Richland financial information was obtained from Richland's unaudited financial statements for the nine months ended September 30, 2001.

(3) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(4) Financial results attributable to the Newco Assets have not been included.

(5) Does not include the proceeds pursuant to the offering which are not used to purchase the Acquired Properties.

(6) Does not include the issuance of 4 million Trust Units in December 2001 for gross proceeds of $35 million.

(7) *Cash flow from operations is before changes in non-cash working capital.*

DETAILS OF THE OFFERING

The offering consists of 64,410 Debentures at a price of $1,000 per Debenture and 3,900,000 Trust Units at a price of $10.10 per Trust Unit. The following is a summary of the material attributes and characteristics of the Debentures and the Trust Units. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Indenture (as defined below) with respect to the Debentures, and reference to the terms of the Trust Indenture with respect to the Trust Units.

Debentures

General

The Debentures will be issued under a trust indenture to be dated as of the Closing Date (the "Indenture"), which will be made among the Trust, Provident and Computershare Trust Company of Canada (the "Debenture Trustee"), as trustee. The Debentures authorized for issue immediately will be limited in aggregate principal amount to $64,410,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the Closing Date and will mature on May 15, 2007. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures will bear interest from the date of issue at 10.5% per annum, which will be payable semi-annually in arrears on May 15 and November 15 in each year, commencing with November 15, 2002. The first interest payment will include interest accrued from the closing of the offering to November 15, 2002.

The principal amount of the Debentures will be payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Obligation as described under "Interest Payment Option".

The Debentures will be direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "Subordination". The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures will be convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of May 15, 2007 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $10.70 per Trust Unit, being a conversion rate of 93.4579 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion. Prior to May 15, 2004, no adjustments will be made for interest accrued since the then most recently completed interest payment date on Debentures surrendered for conversion; however, holders converting their Debentures on or after an interest payment date will receive all interest which has accrued prior to that interest payment date and which has not been paid. From May 15, 2004 to maturity, holders converting their Debentures will receive all accrued and unpaid interest thereon.

Subject to the provisions thereof, the Indenture will provide for the adjustment of the conversion price in certain events including: (a) the subdivision or consolidation of the outstanding Trust Units; (b) the distribution of Trust Units to holders of Trust Units by way of distribution or otherwise other than an issue of securities to holders of Trust Units who have elected to receive distributions in securities of the Trust in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Trust Units entitling them to acquire Trust Units or other securities convertible into Trust Units at less than 95% of the then current market price (as defined below under "Payment upon Redemption or Maturity") of the Trust Units; and (d) the distribution to all holders of Trust Units of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the conversion price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Trust will not be required to make adjustments in the conversion price unless the cumulative effect of such adjustments would change the conversion price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Trust Units or in the case of any consolidation, amalgamation or merger of the Trust with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Trust as, or substantially as, an entirety to any other entity, or a liquidation, dissolution or winding-up of the Trust, the terms of the conversion privilege shall be adjusted so that each holder of a Debenture shall, after such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up, be entitled to receive the number of Trust Units such holder would be entitled to receive if on the effective date thereof, it had been the holder of the number of Trust Units into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, merger, sale, conveyance, liquidation, dissolution or winding up.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Redemption and Purchase

The Debentures will not be redeemable on or before May 15, 2005. After May 15, 2005 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days notice, at a Redemption Price of $1,050 per Debenture from May 15, 2005 until May 15, 2006 and at a Redemption Price of $1,025 per Debenture thereafter until maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 and not less than 30 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" will be defined in the Indenture to mean the weighted average trading price of the Trust Units on the TSE for the 20 consecutive trading days ending on the fifth trading day preceding the date of the applicable event.

Subordination

The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness and indebtedness to trade creditors of the Trust. "Senior Indebtedness" of the Trust will be defined in the Indenture as the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness of the Trust (whether outstanding as at the date of Indenture or thereafter incurred), other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Trust which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and the notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Trust, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be subordinated in right of payment to the prior payment in full of all indebtedness under the Credit Facility, as defined herein.

Priority over Trust Distributions

The Trust Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the

Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control for the Trust involving the acquisition of voting control or direction over 66 2/3% or more of the Trust Units (a "Change of Control"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "Offer"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "Offer Price").

The Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Offer to repurchase all the outstanding Debentures.

If 90% or more in aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "Interest Obligation"), on the date it is payable under the Indenture (an "Interest Payment Date"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "Unit Interest Payment Election"). The Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Indenture will provide that an event of default ("Event of Default") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; or (d) default in the observance or performance of any material covenant or condition of the Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% in principal amount of Debentures, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of a majority of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Indenture will contain provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Indenture may be modified in accordance with the terms of the Indenture. For that purpose, among others, the Indenture will contain certain provisions which will make binding on all debenture holders resolutions passed at meetings of the holders of debentures by votes cast thereat by holders of not less than 66 2/3% of the principal amount of the debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the debentures. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Indenture will provide that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Debenture Trustee may require declarations as to the jurisdictions in which beneficial owners of Debentures are resident. If the Debenture Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents or that such a situation is imminent, the Debenture Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Debenture Trustee determines that a majority of the Trust Units are held by non-residents, the Debenture Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Debenture Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Debenture Trustee with satisfactory evidence that they are not non-residents within such period, the Debenture Trustee may on behalf of such Debenture holder sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustee of the Trust has similar obligations in respect of the Trust Units. More information regarding these obligations is set forth at pages 15 and 16 of the Trust's AIF, incorporated herein by reference.

Book-Entry System for Debentures

The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS (a "Participant"). On the Closing Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a "Beneficial Owner") will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser's interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Trust nor the Underwriters will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this short form prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Trust to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the "Debenture Certificates") only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Trust or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depositary with respect to the Debentures and the Trust is unable to locate a qualified successor; (d) the Trust, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default (as defined herein), Participants acting on behalf of Beneficial Owners representing, in the aggregate, more than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify CDS, for and on behalf of Participants and Beneficial Owners, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the single certificate representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Trust will recognize the holders of such Debenture Certificates as debentureholders under the Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Trust and sent by prepaid mail to the registered holder or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Trust Units if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Trust Units if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Indenture.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of March 27, 2002, 32,211,344 Trust Units were issued and outstanding. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. A complete description of the redemption rights associated with the Trust Units is described under "Information Concerning Provident Energy Trust and Provident Energy Ltd." in the AIF. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the trustee of the Trust or any other person pursuant to the Trust Indenture.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates, and may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, requires approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than 66 2/3% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 2/3% of the outstanding Trust Units. The Trust Indenture also restricts non-resident ownership of Trust Units to less than 50% of the outstanding Trust Units at any time in order to maintain its status as a mutual fund trust under the Tax Act. More information regarding this restriction is set forth at pages 15 and 16 of the Trust's AIF incorporated herein by reference.

Unitholders of record on the last business day of each calendar month or such other day as determined by the Trust are entitled to receive cash distributions of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month.

INTEREST COVERAGE

The following interest coverages are calculated on a consolidated basis. Pursuant to Canadian generally accepted accounting principles, the Debentures will be included in Unitholders' equity and the interest paid on the Debentures will be charged to equity as distributions to Unitholders.

The loss of the Trust before interest and income tax recoveries for the period March 6, 2001 to September 30, 2001 was $57.2 million. The interest expense for the same period was $2.0 million. As a result, the coverage ratio for such period was less than 1:1. The dollar amount of this coverage deficiency was $59.2 million. If the Debentures were issued at the beginning of that period and interest expense was to be paid in cash, the pro forma interest, including interest payable on the Debentures, would have been $5.9 million for a coverage deficiency of $63.1 million. Cash flow (defined as funds from operations before changes in working capital) before interest during the same period was $28.9 million. As a result, interest coverage on a cash-flow basis for such period was 14.2:1, excluding the interest payable on the Debentures and 4.9:1, including the interest payable on the Debentures.

After giving effect to the issue of Trust Units in connection with the Richland Arrangement, the issue of Trust Units and Debentures in connection with the Acquired Properties and the other pro forma adjustments outlined in the Unaudited Pro Forma Financial Statements of the Trust set forth herein, the pro forma earnings before interest and income tax expense for the twelve months ended September 30, 2001 and December 31, 2000 were a loss of $19.6 million and income of $38.3 million, respectively, and the interest expense for such periods was $10.8 million and $9.5 million, respectively. As a result, the coverage ratio for the 12 months ended September 30, 2001 was less than 1:1 and the dollar amount of the coverage deficiency was $30.4 million. The coverage ratio for the 12 months ended December 31, 2000 was 4.0:1. If the Debentures were issued at the beginning of the relevant period and interest was to be paid in cash, the pro forma interest expense, including interest payable on the Debentures, would have been $17.6 million and $16.2 million, respectively. As a result, the coverage ratio for the 12 months ended September 30, 2001 would be less than 1:1 and the dollar amount of the coverage deficiency would have been $37.2 million. The coverage ratio for the 12 month period ended December 31, 2000 would have been 2.4:1.

After giving effect to the issue of Trust Units in connection with the Richland Arrangement, the issue of Trust Units and Debentures in connection with the Acquired Properties and the other pro forma adjustments outlined in the Unaudited Pro Forma Financial Statements of the Trust set forth herein, the pro forma cash flow (defined as funds from operations before changes in working capital) before interest for the twelve months ended September 30, 2001 and December 31, 2000 was $135.3 million and $129.8 million, respectively, interest expense was $10.8 million and $9.5 million, respectively, for interest coverage ratios on a cash-flow basis of 12.5:1 and 13.8:1, respectively. If the Debentures were issued at the beginning of such periods and interest was to be paid in cash, interest expense for the twelve months ended September 30, 2001 and December 31, 2000 would have been $17.6 million and $16.2 million, respectively, for interest coverage ratios on a cash-flow basis of 7.6:1 and 8.0:1, respectively.

PLAN OF DISTRIBUTION

Pursuant to an underwriting agreement dated as of March 26, 2002 (the "Underwriting Agreement") among the Trust, Provident, the Manager and the Underwriters, the Trust has agreed to issue and sell an aggregate of 64,410 Debentures and 3,900,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures and Trust Units on April 11, 2002 or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Debentures and Trust Units is conditional upon payment on closing of $1,000 per Debenture and $10.10 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $40 per Debenture issued and sold by the Trust and $0.505 per Trust Unit issued and sold by the Trust for an aggregate fee payable by the Trust of $4,545,900, in consideration for their services in connection with the offering.

The terms of the offering of the Debentures and Trust Units were determined by negotiation between Provident, on behalf of the Trust, and Scotia Capital Inc. on behalf of the Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures and Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Debentures and Trust Units. The Underwriters are, however, obligated to take up and pay for all of the Debentures and Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and Provident will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Trust Units or Debentures. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units or Debentures. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSE and the AMEX relating to market stabilization and passive market-making activities. In connection with the offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units or Debentures at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Debentures and Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Trust Units will be available for delivery at the closing of the offering, which is expected to occur on or about April 11, 2002. The Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Offering—Book-Entry System for Debentures".

The TSE and the AMEX have conditionally approved the listing of the Trust Units distributed under this short form prospectus and the Trust Units issuable on conversion, redemption or maturity of the Debentures and the TSE has conditionally approved the listing of the Debentures distributed under this short form prospectus, subject to the Trust fulfilling all of the listing requirements of such exchanges on or before June 28, 2002.

The Trust has agreed with the Underwriters that it will not, for the period ending 90 days after the closing of the offering, sell or offer to sell any Debentures or Trust Units or any securities convertible into or exchangeable for Debentures or Trust Units, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, such consent not to be unreasonably withheld, other than the issuance of Trust Units pursuant to the trust unit option plan of the Trust, the issuance of Trust Units pursuant to the distribution re-investment plan of the Trust, the issuance of 100,000 Compensation Units in respect of the Acquired Properties, any issuance of Trust Units in payment of certain fees of the Manager and the issuance of Trust Units upon conversion of the Debentures.

The Trust Units and Debentures have not been and will not be registered under the 1933 Act or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and sell the Trust Units to institutional "accredited investors" (as such term is defined in Regulation D under the 1933 Act) in the United States provided such offers and sales are made in accordance with certain private placement exemptions under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2001, and as at March 25, 2002, both before and after giving effect to the offering and the acquisition of the Acquired Properties:

Designation	Authorized	As at September 30, 2001 (unaudited)	As at March 25, 2002 before giving effect to the offering and the acquisition of the Acquired Properties (unaudited)	As at March 25, 2002 after giving effect to the offering and the acquisition of the Acquired Properties (unaudited)(6)(7)
Long Term Debt (1)	-	$59,900,000	$111,100,000	$80,245,900 (7)
10.5% Debentures.........	-	-	-	$61,683,600
Trust Units (2)	Unlimited	$97,015,000 (3) (17,022,321 Trust Units)	$201,000,000 (4)(5) (32,211,344 Trust Units)	$239,180,500 (4)(5)(8) (36,211,344 Trust Units)

Notes:

(1) As at September 30, 2001, the Trust had a revolving demand facility (the "Credit Facility") to a maximum of $85 million which bears interest in accordance with a pricing grid based on Provident's debt to cash flow multiple calculated using the most recent quarterly cash flow on an annualized basis. Based on Provident's cash flow for the three months ended September 30, 2001, the interest rate pursuant to the pricing grid is equal to the prime rate plus 0.75%. The Credit Facility is secured by a first fixed and floating charge debenture in the minimum face amount of $125 million, a general assignment of book debts, a negative pledge and, if determined necessary by the lenders, an undertaking to provide first charges over major petroleum and natural gas reserves of Provident.

(2) As at September 30, 2001, the Trust had issued options to purchase 619,900 Trust Units to employees, directors and officers of Provident.

(3) *As at September 30, 2001, the Trust's Unitholders' equity consisted of $154,636,000 of net capital contributions less $31,755,000 of* accumulated loss and $25,866,000 of accumulated cash distributions.

(4) On December 12, 2001, the Trust issued an aggregate of 4,000,000 Trust Units for net proceeds of approximately $33.3 million. Such proceeds were used to repay indebtedness of the Trust and Provident under the Credit Facility.

(5) On January 16, 2002, the Trust issued a total of 11,157,225 Trust Units to acquire all of the issued and outstanding shares of Richland. See "Recent Developments—Richland Arrangement".

(6) Based on the issuance of 3,900,000 Trust Units by the Trust for an aggregate of $39,390,000, less the Underwriters' fee of $1,969,500 and expenses of the issue estimated to be $250,000.

(7) Based on the issuance of 64,410 10.5% Debentures by the Trust for an aggregate of $64,410,000, less the Underwriters fee of $2,576,000 and expenses of the issue estimated to be $150,000.

(8) Includes the 100,000 Compensation Units issued in connection with the Acquired Properties.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSE under the trading symbol "PVE.UN" and the AMEX under the trading symbol "PVX". The following table sets forth the closing price range and trading volume of the Trust Units as reported by the TSE and the AMEX for the periods indicated:

The Toronto Stock Exchange

Period	High	Low	Volume
2001			
March 12-31(1)	$11.55	$10.50	681,900
April	$12.50	$10.92	1,261,500
May	$12.50	$11.61	2,478,500
June	$12.25	$10.25	1,694,500
July	$11.50	$ 9.25	864,200
August	$11.29	$10.50	1,729,760
September	$10.60	$8.90	1,050,691
October	$10.15	$8.90	1,928,515
November	$9.70	$8.65	1,417,654
December	$8.60	$7.77	1,697,343

Period	High	Low	Volume
2002			
January	$8.90	$8.20	8,319,317
February	$9.47	$8.79	3,797,732
March	$10.70	$9.60	4,446,084
April (1 - 5)	$10.48	$10.24	977,186

Note:
(1) The Trust Units were listed for trading on the TSE on March 12, 2001.

On April 5, 2002, the closing price per Trust Unit on the TSE was $10.24.

The American Stock Exchange

Period	High	Low	Volume
2001			
June 22-30[(1)]	U.S. $8.05	U.S. $6.80	106,900
July	U.S. $7.60	U.S. $6.51	178,900
August	U.S. $7.49	U.S. $6.80	538,900
September	U.S. $6.80	U.S. $5.65	433,300
October	U.S. $6.55	U.S. $5.70	564,300
November	U.S. $6.11	U.S. $5.52	604,300
December	U.S. $5.53	U.S. $5.13	577,200
2002			
January	U.S. $5.55	U.S. $5.17	688,100
February	U.S. $5.94	U.S. $5.43	556,800
March	U.S. $6.83	U.S. $6.04	979,100
April (1 - 5)	U.S. $6.60	U.S. $6.44	235,100

Note:
(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

On April 5, 2002, the closing price per Trust Unit on the AMEX was U.S. $6.44.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	
April	0.25
May	0.25
June	0.30
July	0.30
August	0.30
September	0.27
October	0.27
November	0.20
December	0.20
Total for 2001	**$2.34**
2002	
January	0.20
February	0.16
March	0.15

The Trust intends to make cash distributions on the 15th day of each month to holders of Trust Units of record on the immediately preceding record date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses. In addition, holders of Trust Units may, at the discretion of the trustee of the Trust, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes, Maxx Notes, Richland Notes or any additional notes issued by Provident to the Trust from time to time, as the case may be. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes, Maxx Notes, Richland Notes and any additional notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

It is anticipated that the offering will close prior to April 30, 2002, which is the record date of the distribution by the Trust to Unitholders to be paid on May 15, 2002. Accordingly, provided the offering closes prior to April 30, 2002, subscribers who purchase Trust Units pursuant to the offering will be eligible to receive the distribution to be paid to Unitholders on May 15, 2002.

USE OF PROCEEDS

The net proceeds of this issue to the Trust, after payment of the Underwriters' fee of $4,545,900 and expenses of the issue estimated to be $400,000, will be approximately $98,854,100. A portion of the net proceeds to the Trust will be used to fund the proposed acquisition of the Acquired Properties, with the balance of such net proceeds to be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes. In the event the proposed acquisition of the Acquired Properties is not completed, the net proceeds will be used to repay indebtedness of Provident under its credit facilities, to fund future acquisitions and the Trust's capital expenditure program and for general corporate purposes. In the event the proposed acquisition of the Acquired Properties is not completed and the Trust does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions. See also "Relationship Among the Trust, Provident and Certain Underwriters".

RELATIONSHIP AMONG THE TRUST, PROVIDENT AND CERTAIN UNDERWRITERS

National Bank Financial Inc. and BMO Nesbitt Burns Inc., two of the Underwriters, are each, directly or indirectly, subsidiaries of certain of the lenders to the Trust and Provident pursuant to the Credit Facility. Accordingly, the Trust is considered a connected issuer of National Bank Financial Inc. and BMO Nesbitt Burns Inc. under applicable securities laws.

As at March 25, 2002, $111.1 million was outstanding under the Credit Facility. A portion of the net proceeds of the offering may be used to repay a portion of the indebtedness of Provident to National Bank of Canada, which is the parent company of National Bank Financial Inc. and Bank of Montreal, which is the parent company of BMO Nesbitt Burns Inc., in the event the proposed acquisition of the Acquired Properties is not completed. Each of the Trust and Provident are in compliance with all material terms of the agreement governing the Credit Facility, and none of the lenders under the Credit Facility has waived any material breach by the Trust or Provident of that agreement since its execution. Neither the financial position of the Trust and Provident nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Debentures and Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Provident, on behalf of the Trust and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, each of National Bank Financial Inc. and BMO Nesbitt Burns Inc. will receive its share of the Underwriters' fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Stikeman Elliott, the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Debentures or Trust Units (collectively, the "Securities") pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Securities as capital property and deals at arm's length with the Trust. Generally, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (a) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (b) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (c) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Securities, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Securities should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Securities pursuant to this offering, having regard to their particular circumstances.

Status of the Trust

Based on representations of the Manager, the Trust currently qualifies, and will qualify on the date of the closing of this offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of non-residents. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Provident Royalties. The Trust will also be required to include in its income all interest, including interest on the Initial Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of Provident, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, prorated for short taxation years, any costs incurred by it in connection with the issuance of Securities. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, prorated for short taxation years. The cost of the Provident Royalties will be an addition to the Trust's cumulative COGPE account. Amounts which the Trust may be required to pay in the future pursuant to the deferred purchase price obligation in respect of the Subsequent Royalty will also be added to the Trust's cumulative COGPE account in the year incurred. Where, as a result of a sale of a property by Provident and the extinguishment of the Provident Royalties with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Trust may deduct in computing its income for a year a "resource allowance" equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The Trust may not deduct Crown charges reimbursed by it to Provident in the year in respect of the Initial Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income will be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue its own notes ("Redemption Notes") to finance the redemption of Trust Units. Income of the Trust utilized for the purposes of making interest and principal payments under the Redemption Notes will also be payable to the holders of the Trust Units in the form of Reinvested Trust Units rather than by way of cash distributions. Interest payable by the Trust on Redemption Notes will not be deductible in the calculation of its income.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "Deemed Proceeds"), and such Deemed Proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

Holders of Securities Resident in Canada

This portion of the summary is applicable to holders of Securities who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

Trust Units

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Where the Trust distributes property, including Initial Notes, of the Trust, other than a royalty, to a Unitholder on a redemption of Trust Units, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year) less the amount, if any, by which the income or capital gain realized by the Trust on such distribution exceeds the portion, if any, of such income or capital gain that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year. Where the property that is distributed to the Unitholder is a royalty, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds. The cost to a Unitholder of any property distributed to the Unitholder by the Trust will be deemed to be equal to the Deemed Proceeds.

Where Trust Units are redeemed and Redemption Notes are distributed to the Unitholder in satisfaction of the redemption price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Redemption Notes so distributed (excluding any amount payable by the Trust which must otherwise be included in the Unitholder's income as described above).

The adjusted cost base of any Initial Note or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Initial Note or Redemption Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Initial Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Initial Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Initial Note, an offsetting deduction may be available.

Debentures

Interest on Debentures

A holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues to it to the end of the particular taxation year or that has become receivable by or is received by the holder before the end of that taxation year, except to the extent that such interest was included in computing the holder's income for a preceding taxation year.

Any other holder will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by the holder in that taxation year (depending upon the method regularly followed by the holder in computing income), except to the extent that the interest was included in the holder's income for a preceding taxation year. In addition, if at any time a Debenture should become an "investment contract" (as defined in the Tax Act) in relation to a holder, such holder will be required to include in computing income for a taxation year any interest that accrues to the holder on the Debenture up to any "anniversary day" (as defined in the Tax Act) in that year to the extent such interest was not otherwise included in the holder's income for that year or a preceding year.

Exercise of Conversion Privilege

A holder of a Debenture who exchanges the Debenture for Trust Units pursuant to the conversion privilege will be considered to have disposed of the Debenture for proceeds of disposition equal to the aggregate of the fair market value of the Trust Units so acquired at the time of the exchange and the amount of any cash received in lieu of fractional Trust Units. The holder will realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures".

The cost to the holder of the Trust Units so acquired will also be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units.

Redemption or Repayment of Debentures

If the Trust redeems a Debenture prior to Maturity or repays a Debenture upon Maturity and the holder does not exercise the conversion privilege prior to such redemption or repayment, the holder will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the holder (other than the amount received as interest) on such redemption or repayment. If the holder receives Trust Units on redemption or repayment, the holder will be considered to have proceeds of disposition equal to the fair market value of the Trust Units so received. The holder may realize a capital gain or capital loss computed as described below under "Other Dispositions of Debentures". The cost to the holder of the Trust Units so received will also be equal to their fair market value and must be averaged with the adjusted cost base of all other Trust Units held as capital property for the purpose of calculating the adjusted cost base of such Trust Units.

Other Dispositions of Debentures

A disposition or deemed disposition by a holder of a Debenture will generally result in the holder realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the holder's adjusted cost base thereof and any reasonable costs of disposition. Any such capital gains or capital losses will be treated, for tax purposes, in the same manner as capital gains and capital losses arising from a disposition of Trust Units which treatment is discussed above under "Holders of Securities Resident in Canada – Trust Units".

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition will be included in computing the holder's income, except to the extent such amount was otherwise included in the holder's income, and will be excluded in computing the holder's proceeds of disposition of the Debenture.

Holders of Securities Not Resident in Canada

This portion of the summary applies to a holder of Securities who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident").

Trust Units

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention, (1980).

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (a) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (b) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable to a Non-Resident Unitholder on an Initial Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10% of the interest payable where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980).

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

Debentures

Interest payable to a Non-Resident holder of Debentures will generally be subject to Canadian withholding tax as discussed above under "Holders of Securities Not Resident in Canada" with respect to interest payable on the Initial Note or Redemption Note.

The disposition of a Debenture by a Non-Resident holder will generally not be subject to tax under the Tax Act for the same reasons as discussed above under "Holders of Securities Not Resident in Canada".

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Stikeman Elliott, based on legislation in effect on the date of this short form prospectus, the Trust Units and Debentures offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)

Also, in the opinion of such counsel, based on representations from the Manager and the Trust as to certain factual matters, the Trust Units and Debentures offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Debentures and Trust Units offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Stikeman Elliott, Calgary, Alberta.

RISK FACTORS

An investment in the Debentures and Trust Units is subject to certain risks. Investors should consider the following risk factors prior to making an investment in the Debentures or Trust Units.

Risks Inherent in an Investment in Securities Offered Hereby

Investors in Trust Units and/or Debentures should carefully consider the risks described under "Risk Factors" in the AIF. Investors in the Debentures should also consider the following risks.

Market for Debentures

The TSE has conditionally approved the listing of the Debentures subject to the Trust fulfilling all of the listing requirements of the TSE. There can be no assurance that an active trading market will develop for the Debentures after this offering, or if developed, that such a market will be sustained at the price level of this offering.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness and to any indebtedness of trade creditors of the Trust. The Debentures will also be effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Absence of Covenant Protection

The Indenture will not restrict the Trust from incurring additional indebtedness for borrowed money or from mortgaging, pledging of charging its properties to secure any indebtedness. The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Trust.

Risks Inherent in the Proposed Acquisition of the Acquired Properties

The acquisition of the Acquired Properties is subject to normal commercial risks that the acquisition transaction will not close on the terms negotiated or at all.

In addition, in the event the acquisition is not completed and the Trust does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 425 - 1st Street S.W., Suite 1200, Calgary, Alberta, T2P 3V7.

The transfer agent and registrar for the Trust Units and Debentures is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Stikeman Elliott, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. As of the date hereof, the partners of PricewaterhouseCoopers LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. As of the date hereof, Ernst & Young LLP does not beneficially own any of the Trust Units of the Trust. As of the date hereof, the partners of Collins Barrow Calgary LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. As of the date hereof, KPMG LLP does not beneficially own any of the Trust Units of the Trust. As of the date hereof, the principals of Sproule Associates Limited, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. As of the date hereof, the principals of Seaton Jordan & Associates Ltd., independent land appraisers, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. As of the date hereof, the principals of McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS' REPORT

To the Board of Directors of Provident Energy Ltd.

At the request of Provident Energy Ltd., we have audited the schedule of revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 among Provident Energy Ltd., Provident Energy Trust and the vendor of the selected properties for each of the years in the two year period ended December 31, 2001. This financial information is the responsibility of the vendor of the selected properties. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management of the vendor, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for selected properties referred to in the purchase and sale agreement dated March 25, 2002 for each of the years in the two year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
March 25, 2002

Schedule of Revenue and Expenses for Selected Properties

	Year ended December 31, 2001	Year ended December 31, 2000
Revenue	$45,970,908	$ 52,737,091
Royalties	9,786,151	11,152,695
	36,184,757	41,584,396
Operating expenses	10,137,890	10,410,730
	$26,046,867	$ 31,173,666

See accompanying notes to schedule of revenue and expenses for selected properties.

1. **Basis of presentation**

On March 25, 2002, Provident Energy Trust and Provident Energy Ltd. (collectively, the "Purchaser") entered into a purchase and sale agreement to acquire certain properties (the "selected properties") from the Canadian subsidiaries of a U.S. based exploration and production company (collectively, the "Vendor").

The schedule of revenue and expenses for selected properties includes operations on the selected properties specified in the purchase and sale agreement dated March 25, 2002 between the Vendor and the Purchaser.

The schedule of revenue and expenses for selected properties includes only amounts applicable to the working interest of the Vendor for the selected properties.

The schedule of revenue and expenses for selected properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the selected properties as these amounts are based on the consolidated operations of the Vendor of which the selected properties form only a part.

2. **Significant accounting policies**

(a) Revenue

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations and the terms of individual royalty agreements.

(c) Operating expenses

Operating expenses include amounts incurred to bring the petroleum substances to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation income associated with the selected properties.

Compilation Report

To the Trustee of
Provident Energy Trust

We have reviewed as to the compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Provident Energy Trust** (the "Trust") as at September 30, 2001 and the unaudited pro forma consolidated statements of operations and cash available for distribution of the Trust for the nine month period ended September 30, 2001 and for the year ended December 31, 2000, which have been prepared for inclusion in the prospectus of the Trust dated April 8, 2002 relating to the issuance of trust units of the Trust. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations and cash available for distribution have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1, 2, 3, 4 and 5 thereto of the September 30, 2001 unaudited pro forma consolidated financial statements and the December 31, 2000 unaudited pro forma consolidated statement of operations and cash available for distribution. These financial statements are the responsibility of the Trust's management.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
April 8, 2002

Provident Energy Trust

Unaudited Pro forma Consolidated Balance Sheet

As at September 30, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Richland Petroleum Corporation $	Purchase Adjustments $ (note 3)	Acquired Properties $ (note 4)	Combined $
Assets					
Current assets					
Cash	23	-	-		23
Accounts receivable	14,094	13,100	-		27,194
Marketable securities	-	2	-		2
Prepaid and deposits	1,052	-	-		1,052
	15,169	13,102			28,271
Cash reserved for future site restoration	299	-	-		299
Long-term investments	-	35	-		35
Property, plant and equipment	335,211	317,680	67,989	69,000	789,880
Accumulated depletion and depreciation	(119,192)	(134,291)	-		(253,483)
	231,487	196,526	67,989	69,000	565,002
Liabilities					
Current liabilities					
Accounts payable and accrued liabilities	14,888	20,525	3,717		39,130
Cash distribution payable to unitholders	4,596	-	-		4,596
Due to related parties	559	-	-		559
	20,043	20,525	3,717		44,285
Long-term debt	59,900	76,226	-		136,126
Deferred lease obligation	568	-	-		568
Provision for future site restoration	5,559	2,169	-		7,728
Future income taxes	48,402	27,070	33,500		108,972
Unitholders'/Shareholders' Equity					
Capital contributions/share capital /convertible debenture	154,636	58,926	42,382	69,000	324,944
Accumulated (loss)/retained earnings	(31,755)	11,610	(11,610)		(31,755)
Accumulated cash distributions	(25,866)	-	-		(25,866)
	97,015	70,536	30,772	69,000	267,323
	231,487	196,526	67,989	69,000	565,002

Provident Energy Trust

Unaudited Pro forma Consolidated Statement of Operations and Cash Available for Distribution

For the nine month period ended September 30, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Trust adjustments $ (note 5(a))	Maxx Petroleum Ltd. $	Maxx adjustments (notes 5(b), (d))	Richland Petroleum Corp. $	Richland adjustments $ (notes 5(b), (d))	Acquired Properties $	Acquired Properties Adjustments $ (note 5(b))	Combined $
Revenue									
Gross production revenue	56,603	12,348	35,487	(1,930)	69,087	(2,177)	38,854	-	208,272
Less: Royalties – net of ARTC	9,959	1,969	8,816	(348)	18,975	(96)	8,419	-	47,694
	46,644	10,379	26,671	(1,582)	50,112	(2,081)	30,435	-	160,578
Expenses									
Production	13,606	1,909	8,418	(317)	9,261	(401)	7,795	-	40,271
General and administrative	2,337	618	1,677	-	2,296	-	-	300	7,228
Interest	2,034	484	621	907	3,716	-	-	-	7,762
Depreciation, depletion and amortization	85,907	2,806	7,923	8,373	19,054	6,812	-	9,600	140,475
Management fees	1,118	169	-	340	-	783	-	453	2,863
Reorganization/(other)	-	-	1,297	-	(301)	-	-	-	996
	105,002	5,986	19,936	9,303	34,026	7,194	7,795	10,353	199,595
Earnings (loss) before income taxes	(58,358)	4,393	6,735	(10,885)	16,086	(9,275)	22,640	(10,353)	(39,017)
Income taxes (recovery)									
Capital/current	865	242	253	-	3,020	(838)	-	-	3,542
Future	(26,609)	1,871	2,869	(4,637)	4,746	(3,951)	-	5,234	(20,477)
	(25,744)	2,113	3,122	(4,637)	7,766	(4,789)	-	5,234	(16,935)
Net (loss) income for the period	(32,614)	2,280	3,613	(6,248)	8,320	(4,486)	22,640	(15,587)	(22,082)
Net loss per trust unit (basic and diluted)									(0.71)
Add back (deduct) amounts to reconcile to cash available for distribution									
Depletion, depreciation and amortization									140,475
Future income tax (recovery)									(20,477)
Contribution to reclamation fund									(1,131)
Cash available for distribution[(1)]									96,785

Note:

(1) Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

Provident Energy Trust

Unaudited Pro forma Consolidated Statement of Operations and Cash Available for Distribution

For the year ended December 31, 2000

(in thousands of Canadian dollars)

	Founders Energy Ltd. $	Trust adjustments $ (note 5(c))	Maxx Petroleum Ltd. $	Maxx adjustments $ (notes 5(b),(d))	Richland Petroleum Corp. $	Richland adjustments $ (notes 5(b), (d))	Acquired Properties $	Acquired Properties Adjust-ments $ (note 5(b))	Combined $
Revenue									
Gross production revenue	49,226	-	86,652	(18,546)	77,281	10,844	52,737	-	258,194
Less: Royalties – net of ARTC	9,921	-	19,680	(3,640)	22,475	3,460	11,152	-	63,048
	39,305	-	66,972	(14,906)	54,806	7,384	41,585	-	195,146
Expenses									
Production	9,701	-	20,529	(3,081)	11,243	1,545	10,411	-	50,348
General and administrative	1,748	-	2,778	-	2,597	-	-	400	7,523
Interest	3,265	(1,125)	4,781	(1,981)	3,243	1,267	-	-	9,450
Depreciation, depletion and amortization	11,755	(383)	20,730	12,369	21,354	11,702	-	14,000	91,527
Management fees	-	592	-	692	-	988	-	634	2,906
Reorganization	-	-	1,425	-	-	-	-	-	1,425
	26,469	(916)	50,243	7,999	38,437	15,502	10,411	15,034	163,179
Earnings (loss) before income taxes	12,836	916	16,729	(22,905)	16,369	(8,118)	31,174	(15,034)	31,967
Income taxes (recovery)									
Capital/current	1,027	-	856	-	1,185	81	-	-	3,149
Future	5,212	407	7,448	(10,170)	8,119	(3,458)	-	6,876	14,434
	6,239	407	8,304	(10,170)	9,304	(3,377)	-	6,876	17,583
Net income (loss) for the year	6,597	509	8,425	(12,735)	7,065	(4,741)	31,174	(21,910)	14,384
Net income per trust unit (basic and diluted)									0.50
Add back (deduct) amounts to reconcile to cash available for distribution									
Depletion, depreciation and amortization									91,527
Future income tax									14,434
Contribution to reclamation fund									(1,646)
Cash available for distribution[(1)]									118,699

Note:

(1) Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

(in thousands of Canadian dollars)

1. **Basis of presentation**

The pro forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of Maxx Petroleum Ltd. ("Maxx") and Richland Petroleum Corporation ("Richland") and to give effect to the purchase of certain oil and gas assets (the "Property Purchase"). Maxx and Richland are involved in oil and gas exploration, development and production in Canada. These pro forma consolidated financial statements have been prepared for inclusion in the prospectus of the Trust dated April 8, 2002 relating to the issuance of convertible debentures and trust units of the Trust.

The September 30, 2001 pro forma consolidated financial statements have been prepared from:

(a) Provident's unaudited consolidated financial statements as at September 30, 2001 and for the period March 6, 2001 to September 30, 2001.

(b) Maxx's unaudited consolidated statement of operations for the period January 1, 2001 to May 25, 2001.

(c) Richland's unaudited consolidated financial statements as at September 30, 2001 and for the nine months then ended.

(d) Unaudited schedule of revenues and expenses for selected properties for the acquired properties.

The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared from:

(e) Founders Energy Ltd.'s ("Founders") audited financial statements as at and for the year ended December 31, 2000. Under a plan of arrangement approved by the shareholders of Founders on March 5, 2001, Founders amalgamated with Provident Energy Ltd., a wholly-owned subsidiary of Provident, and continued under the name "Provident Energy Ltd."

(f) Maxx's audited consolidated financial statements as at and for the year ended December 31, 2000 with related adjustments.

(g) Richland's audited consolidated financial statements as at and for the year ended December 31, 2000 with related adjustments.

(h) The audited schedule of revenue and expenses for selected properties for the year ended December 31, 2000.

In the opinion of the management of Provident, the pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The September 30, 2001 pro forma consolidated balance sheet gives effect to the transactions as if the transactions occurred on September 30, 2001; the September 30, 2001 and December 31, 2000 pro forma consolidated statements of operations and cash available for distribution give effect to the transactions as if they occurred on January 1, 2000.

The pro forma consolidated financial statements may not be indicative of the results of operations or cash available for distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

(in thousands of Canadian dollars)

The pro forma consolidated financial statements should be read in conjunction with the published audited December 31, 2000 consolidated financial statements of Founders, Maxx and Richland, the unaudited March 31, 2001 consolidated financial statements of Maxx, the unaudited September 30, 2001 consolidated financial statements of Provident and Richland, the Founders' Plan of Arrangement and the December 31, 2001 audited schedule of revenues and expenses in respect of the Property Purchase.

2. **Acquisition of Maxx**

On March 26, 2001, Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement (the "Plan"). On May 25, 2001, the Maxx shareholders voted in favour of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 trust units with an ascribed value of $87.0 million. In addition, a total of 19,600 Trust Units were issued pursuant to the Plan to the directors of Maxx holding share appreciation rights of Maxx.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001, Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	**$**
Property, plant and equipment	205,240
Working capital deficiency	(10,100)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(1,164)
	126,443
Consideration	
Cash	35,408
Trust Units issued	87,009
Acquisition costs incurred	4,026
	126,443

3. **Acquisition of Richland**

On November 26, 2001, Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement (the "Plan").

The purchase of Richland for aggregate consideration of $105,025 consists of $3,718 in net acquisition costs and the issue of 11,157,225 trust units with a prescribed value of $101,308. The preceding is based on 0.40 of a trust unit for each Richland share. The transaction is accounted for using the purchase method of accounting and assumes all Richland shares have been acquired pursuant to the Plan.

(in thousands of Canadian dollars)

	$
Fair value of Provident units issued	101,308
Acquisition costs related to the offer	3,717
	105,025
Book value of assets acquired	70,536
Purchase price adjustment – unadjusted	34,489
Adjustment for future income taxes	33,500
Purchase price adjustment – total[1]	67,989

Note:
(1) Allocated to property, plant and equipment

The number of issued and outstanding shares of Richland at the date of the transaction is assumed to be 27,893,000.

Richland's future tax has been adjusted to reflect book values in excess of the tax pools at the date of the transaction.

4. **Property Purchase**

On March 25, 2002, Provident entered into an agreement of purchase and sale to acquire certain oil and gas properties for a purchase price of $72 million based on an effective date of January 1, 2002. The net costs of the properties after adjustments and finder's fee is estimated to be $69 million. It is assumed that this purchase is financed by the proceeds from the issuance of convertible debentures and trust units.

5. **Pro forma adjustments and assumptions**

(a) The September 30, 2001 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the conversion to a trust took place on January 1, 2001.

(i) The operational results for Founders from the period January 1, 2001 to March 5, 2001 have been included.

(ii) Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year. For the purposes of these statements, the total return fee adjustment is assumed to be nil.

(iii) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

(b) The September 30, 2001 and December 31, 2000 pro forma consolidated statements of operations and cash available for distribution has been prepared as if the transactions took place on January 1, 2001 and on January 1, 2000, respectively.

(i) Interest on the cash portion of the acquisitions has been calculated using a weighted average interest rate of 6.5 percent and 7.6 percent, respectively.

(ii) Depletion and depreciation has been adjusted to reflect the pro forma value of the oil and gas assets, as if the acquisitions had occurred at the beginning of the year.

(in thousands of Canadian dollars)

(iii) Management fees of two percent of operating income have been calculated as if the transactions occurred at the beginning of the year. For purposes of these statements, the total return fee adjustment is assumed to be nil.

(iv) Alberta Royalty Tax Credits have been reduced to reflect the maximum claim allowed under association rules.

(v) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

(vi) Incremental general and administrative costs with respect to the property acquisition were assumed to be $0.4 million for 2000 and $0.3 million for the period ended September 30, 2001.

(c) The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the conversion to a trust took place on January 1, 2000.

(i) Interest has been adjusted to reflect the early conversion of the Founders' subordinated debenture.

(ii) Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year. For purposes of these statements, the total return fee adjustment is assumed to be nil.

(iii) The future income tax expense has been adjusted to reflect the impact of earnings of the transaction at the maximum statutory rate.

(d) The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the Maxx property dispositions of 9.5% of its production that closed in November 2000 for $39 million and 6% of its production that closed March 25, 2001 for $15 million and the Richland property acquisition of the Whitecourt properties that closed in February 2001 for $33 million and the disposition of certain properties that are anticipated to close concurrently with the Richland Arrangement to 961982 Alberta Ltd. of 3% of the Richland production took place on January 1, 2000.

The September 30, 2001 statement of operations and cash available for distribution has been prepared as if the $15 million Maxx disposition, the Richland property acquisition of the Whitecourt properties and the Richland disposition of properties to 961982 Alberta Ltd. took place on January 1, 2000.

(i) Revenues, royalties and operating costs from the property transactions were adjusted as if they occurred at the beginning of the year.

(ii) Depletion and depreciation has been adjusted as if the transactions had occurred at the beginning of the year.

(iii) Interest expense has been adjusted for the effect of the proceeds on dispositions.

(iv) The future income tax expense has been adjusted to reflect the impact on earnings of these transactions at the maximum statutory rate.

6. **Unitholders' equity**

The authorized unit capital of Provident consists of unlimited trust units of which 17,022,321 trust units were outstanding at September 30, 2001. In addition, 11,157,225 trust units were issued as part of the purchase of Richland and 3,100,000 trust units are expected to be issued as part of the Property Purchase.

CERTIFICATE OF PROVIDENT ENERGY TRUST

Date: April 8, 2002

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PROVIDENT ENERGY TRUST

By: **PROVIDENT ENERGY LTD.**

(Signed) THOMAS W. BUCHANAN
Chief Executive Officer

(Signed) MARK N. WALKER
Chief Financial Officer

On behalf of the Board of Directors:

(Signed) GRANT D. BILLING
Director

(Signed) M.H. SHAIKH
Director

CERTIFICATE OF THE UNDERWRITERS

Date: April 8, 2002

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (Signed) ERIC MCFADDEN

NATIONAL BANK FINANCIAL INC.

By: (Signed) JULIAN J. DIN

BMO NESBITT BURNS INC.

By: (Signed) DAVID M. VETTERS

CIBC WORLD MARKETS INC.

By: (Signed) ARTHUR KORPACH

CANACCORD CAPITAL CORPORATION

By: (Signed) PETER MARRONE

YORKTON SECURITIES INC.

By: (Signed) DANIEL J. CRISTALL

Exhibit 99.11

MATERIAL CHANGE REPORT

1. **Reporting Issuer:**

Provident Energy Trust
900, 606 - 4th Avenue S.W.
Calgary, Alberta T2P 1T1

2. **Date Of Material Change:**

March 26, 2002

3. **Press Release:**

A press release disclosing the details outlined in this material change report was issued by Provident Energy Trust (the "Trust") on March 26, 2002 and disseminated through the facilities of Canadian Corporate Newswire.

4. **Summary Of Material Change:**

On March 26, 2002, the Trust announced that its wholly-owned subsidiary, Provident Energy Ltd. ("Provident") had entered into an agreement of purchase and sale in which Provident has agreed to purchase certain oil and gas properties (the "Acquired Properties") from the Canadian subsidiaries (collectively, the "Vendors") of a U.S. based exploration and production company.

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 3,000,000 trust units at $10.10 per trust unit and $60,000,000 aggregate principal amount of 10.5% convertible unsecured subordinated debentures, to a syndicate of underwriters.

5. **Full Description Of Material Change:**

On March 26, 2002, Provident entered into an agreement of purchase and sale with the Vendors providing for the acquisition by Provident of the Acquired Properties for a purchase price of $72.0 million (subject to adjustment), payable in cash. Provident has paid a $7.2 million deposit to the Vendors in connection with the proposed acquisition. The acquisition of the Acquired Properties is expected to close on May 1, 2002 but in any event no later than May 31, 2002, subject to satisfaction of the requirements under the Competition Act (Canada), certain rights of first refusal and other industry standard conditions.

Under the terms of the agreement of purchase and sale, revenues and expenses in respect of the Acquired Properties are to be adjusted as of and from January 1, 2002. A purchase price adjustment will be made if the actual production from the Acquired Properties for certain months up to and including May 2002 is above or below an agreed upon production threshold derived from an independent engineering evaluation of the Acquired Properties.

The Acquired Properties consist primarily of mature light oil and natural gas assets located in southeast Alberta. and are comprised of approximately 9.5 million barrels of oil equivalent ("boe" with gas converted to oil on a 6:1 basis) of established reserves and daily production of approximately 3,600 boe/d, consisting of approximately 1,450 bbls/d of light crude oil and natural gas liquids and 12.9 mcf/d of natural gas. The Acquired Properties consist of the following principal producing areas:

	Current Production Estimate		
Acquired Properties	**Oil & Liquids**	**Natural Gas**	**BOE**
	(bbls/d)	(mcf/d)	(boe/d)
Retlaw	920	5,000	1,753
Princess	-	3,700	617
Long Coulee	200	1,200	400
Craigmyle	-	2,000	333
Carmangay	190	500	273

The key attributes of this acquisition are as follows:

- The Acquired Properties consist primarily of high quality, operated, high interest, producing light oil and natural assets providing a strong operational fit with the assets acquired by Provident from Richland Petroleum Corporation in January 2002.
- On a proforma basis after closing, Provident's production will increase to approximately 20,600 boe/d comprised of 47% natural gas and natural gas liquids, 29% 15° API heavy oil and 24% light crude oil.
- The Acquired Properties contain total established reserves of approximately 40 bcf of natural gas and approximately 2.9 million barrels of crude oil and natural gas liquids or 9.5 million boe.
- The Acquired Properties have an established reserve life index (proved plus 50% probable) of 7.3 years and are comprised of approximately 60% natural gas and 40% medium oil.
- Proved producing reserves represent approximately 86% of total proved reserves and total proved reserves represent approximately 88% of the established reserves, based on an independent engineering evaluation of the Acquired Properties.
- Provident is planning a low risk optimization and exploitation program for the Acquired Properties during 2002. Based on a preliminary review of the Acquired Properties, Provident has identified several low cost recompletion, exploitation and possible infill drilling opportunities.
- The Acquired Properties also include 78,000 net acres of undeveloped land with excellent development or farmout potential.
- Based on the adjusted purchase price and net of undeveloped land values, the Acquired Properties were acquired at a cost of approximately $6.82 per established boe of reserves and $18,055 per daily boe of production.

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 3,000,000 trust units at $10.10 per trust unit and $60,000,000 aggregate principal amount of 10.5% convertible unsecured subordinated debentures, to a syndicate of underwriters led by Scotia Capital Inc. and including National Bank Financial Inc., BMO Nesbitt Burns Inc. CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc. Provident has also granted the underwriters an option to acquire up to $13.5 million aggregate principal amount of additional debentures and up to 1,336,000 additional trust units at the offering price (provided that the aggregate amount of the option shall not exceed $13.5 million) exercisable at any time not later than 48 hours prior to the closing of the offering.

A portion the net proceeds of the offering will be used by Provident to fund the acquisition of the Acquired Properties with the balance of the net proceeds to be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes. In the event the acquisition is not completed, the net proceeds of the offering will be used to repay a portion of the indebtedness of Provident under its credit facility, to fund future acquisitions and Provident's capital expenditure program and for general purposes.

Provident has also agreed to issue 100,000 trust units to a third party at arm's length to the Trust and Provident in consideration for services provided in connection with the acquisition of the Acquired Properties.

6. Reliance on Confidentiality Provision:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

For further information contact:

Thomas W. Buchanan, Chief Executive Officer
Provident Energy Ltd.
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Phone: (403) 296-2232
Fax: (403) 294-0111

9. Statement Of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED March 28, 2002 at Calgary, Alberta.

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*
Thomas W. Buchanan
Chief Executive Officer

Exhibit 99.12

PROVIDENT ENERGY LTD.

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

PROVIDENT ENERGY LTD.

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

Prepared For:

Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

February 2002

PROVIDENT ENERGY LTD.

TABLE OF CONTENTS

APPENDIX 2 TOTAL PROVED AND PROBABLE RESERVES

APPENDIX 3 TOTAL PROVED AND PROBABLE RESERVES – CONVENTIONAL OIL & GAS

APPENDIX 4 TOTAL PROVED AND PROBABLE RESERVES – HEAVY OIL

APPENDIX 5 PROBABLE RESERVES

APPENDIX 6 PROVED PRODUCING RESERVES

McDaniel & ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

February 28, 2002

Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Mr. Doug Meiklejohn, Senior Manager, Acquisitions

Reference: **Provident Energy Ltd.**
Evaluation of Oil & Gas Reserves
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Provident Energy Ltd., hereinafter referred to as the "Company", as of January 1, 2002. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions supplied by the Company and were presented in Canadian dollars. No allowance was made for income tax, however, allowances were made for the Alberta Royalty Tax Credit and for the Saskatchewan Corporation Capital Tax Surcharge.

It should be noted that the Minor Property reserve estimates included in this evaluation were the Company's internal estimates. These properties were included without review or audit by McDaniel & Associates and represent 7 percent of the net present value before tax of the Company's proven plus probable reserves, discounted at 12 percent.

The Company's principal crude oil properties are located in the Lloydminster area in the province of Alberta and the Harthaven area in the province of Saskatchewan. The principal natural gas properties are located in the Gilby and Cow Lake areas in the province of Alberta.

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2002 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows: .

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2002
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	9,696	872	1,224	11,792	3,768	15,560
Net (2)	8,544	821	1,107	10,472	3,374	13,846
Natural Gas						
Gross (1)	28,009	1,767	2,423	32,199	13,339	45,538
Net (2)	20,616	1,291	2,009	23,916	10,306	34,222
Natural Gas Liquids						
Gross (1)	876	50	75	1,001	392	1,392
Net (2)	599	34	59	692	279	971

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2002
$1000 (3) (4) (5) (6)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	130,189	101,260	97,469	92,477	85,559
Proved Developed Non-Producing Reserves	5,119	3,855	3,656	3,386	2,999
Proved Undeveloped Reserves	8,918	4,742	4,238	3,599	2,770
Total Proved Reserves	144,226	109,856	105,362	99,462	91,328
Probable Additional Reserves-Unrisked	53,170	28,817	26,256	23,104	19,140
Total Proved & Probable Reserves-Unrisked	**197,396**	**138,674**	**131,619**	**122,566**	**110,467**
Probable Additional Reserves-Risked (7)	26,585	14,409	13,128	11,552	9,570
Total Proved & Probable Reserves-Risked (7)	**170,811**	**124,265**	**118,490**	**111,014**	**100,898**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price" assumptions as supplied by the Company (see Price Schedules).
(5) The Alberta Royalty Tax Credit was calculated based on the applicable regulations in effect at January 1, 2002. The ARTC program was assumed to continue indefinitely.
(6) An allowance for the Saskatchewan Corporation Capital Tax Surcharge has been included in the present worth value estimates.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 9. Summaries by major product and geographic region are included in Appendices 3 and 4. A summary of the Company's interests and encumbrances in each property is presented in Appendix 10. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

Detailed reserve estimates and revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the detailed property report. A detailed description of the economic factors employed to derive the cash flow forecasts is also included therein.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Provident Energy Ltd. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Provident Energy Ltd. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by R. Ott"

R. Ott, P. Geol.

PAW/RO:po
[02-080]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ____________________

Date Thursday, February 28, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd., Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 28, 2002; and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of twelve years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: February 28, 2002

CERTIFICATE OF QUALIFICATION

I, Ronald Ott, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am Chief Geologist of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd., Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 28, 2002, and that I was involved in the preparation of this report.

2. That I attended University of Calgary in the years 1984 to 1988, graduating with a Bachelor of Science degree in Geology; that I am a member of the Canadian Society of Petroleum Geologists; that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of eight years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by R. Ott"

R. Ott, P. Geol.

Calgary, Alberta
Dated: February 28, 2002

Provident Energy Ltd.

Constant Product Price Schedule

Average Heavy Crude Oil Price Received ($Cdn./bbl)	13.69
Average Light Crude Oil Price Received ($Cdn./bbl)	25.46
Average Natural Gas Price Received (@ Field Gate $Cdn./Mcf)	3.68
Average Natural Gas Liquids Price Received (Edmonton Reference Price $Cdn./bbl)	22.20

All prices supplied by Provident Energy Ltd.

SC020210

Exhibit 99.13

PROVIDENT ENERGY LTD.
- ACQUISITION PROPERTIES

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

PROVIDENT ENERGY LTD.
- ACQUISITION PROPERTIES

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

Prepared For:

Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

March 2002

PROVIDENT ENERGY LTD.
- ACQUISITION PROPERTIES

TABLE OF CONTENTS

March 25, 2002

Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Mr. Doug Meiklejohn, Senior Manager, Acquisitions

Reference: **Certain Acquisition Properties**
Evaluation of Oil & Gas Reserves
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for Certain Acquisition Properties, hereinafter referred to as the "Company", as of January 1, 2002. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions based on the December 31, 2001 crude oil, natural gas and natural gas product prices with no inflation of operating costs or capital costs and were presented in Canadian dollars. No allowances were made for income tax or for the Alberta Royalty Tax Credit.

It should be noted that the Miscellaneous Properties reserve estimates included in this evaluation were Provident Energy Ltd.'s internal estimates. These properties were included without review or audit by McDaniel & Associates and represent 5 percent of the total proved reserves and 6 percent of the total proved plus probable reserves.

The principal crude oil properties are located in the Retlaw Unit and the Retlaw V Unit areas in the province of Alberta. The principal natural gas properties are located in the Princess-Axl and Craigmyle areas in the province of Alberta.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2002 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2002
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	2,361	2	48	2,410	724	3,134
Net (2)	2,141	2	39	2,181	657	2,838
Natural Gas						
Gross (1)	28,708	4,961	1,526	35,195	9,588	44,783
Net (2)	23,761	3,607	1,179	28,547	7,882	36,428
Natural Gas Liquids						
Gross (1)	80	0	-	80	16	96
Net (2)	53	0	-	53	11	65

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2002
$1000 (3) (4)

	Discounted At				
	0%	10%	12%	15%	20%
Proved Producing Reserves	54,873	42,275	40,432	37,986	34,593
Proved Non-Producing Reserves	7,649	4,245	3,830	3,308	2,640
Proved Undeveloped Reserves	1,638	839	743	622	468
Total Proved Reserves	64,160	47,358	45,005	41,917	37,701
Probable Additional Reserves-Unrisked	19,528	10,124	9,097	7,852	6,329
Total Proved & Probable Reserves-Unrisked	**83,688**	**57,483**	**54,102**	**49,769**	**44,031**
Probable Additional Reserves-Risked (5)	9,764	5,062	4,549	3,926	3,165
Total Proved & Probable Reserves-Risked (5)	**73,924**	**52,420**	**49,553**	**45,843**	**40,866**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price" assumptions at December 31, 2001 (see Price Schedules).
(5) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total basis in the summary section of this report. The location of the major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Provident Energy Ltd. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Provident Energy Ltd. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by J. R. Shaw"

J. R. Shaw, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

PAW/JRS/FS:po
[02-178]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ____________________

Date Monday, March 25, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd. – Acquisition Properties, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated March 25, 2002; and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of twelve years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: March 25, 2002

CERTIFICATE OF QUALIFICATION

I, Jeff Richard Shaw, Petroleum Engineer of 2200, 255 - 5th Avenue S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Professional Engineer of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd. – Acquisition Properties, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated March 25, 2002, and that I was involved in the preparation of this report.

2. That I attended the University of Calgary in the years 1980 to 1985 and that I graduated with Bachelor of Science Degree in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of fifteen years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., or any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by J. R. Shaw"

J. R. Shaw, P. Eng.

Calgary, Alberta
Dated: March 25, 2002

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd. – Acquisition Properties, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated March 25, 2002, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by F. Schorning"

F. Schorning, P. Geol.

Calgary, Alberta
Dated: March 25, 2002

McDaniel & Associates Consultants Ltd.

December 31, 2001 Product Price Schedule

Crude Oil Prices	
West Texas Intermediate ($U.S./bbl) (1)	19.78
Edmonton Light Crude ($Cdn./bbl) (2)	29.16
Bow River Medium Crude ($Cdn./bbl) (3)	17.15
Hardisty Heavy ($Cdn./bbl) (3)	8.15
Natural Gas (@ Field Gate $Cdn./MMbtu)	
Alberta Average (4)	3.26
Transcanada Gas Services Ltd. (4)	3.08
Pan Alberta Gas Ltd. (4)	2.31
Spot Sales (5)	3.37
Saskatchewan Average (4)	3.37
CanWest Plant Gate (British Columbia) (6)	1.49
Natural Gas Liquids (Edmonton Reference Price $Cdn./bbl)	
Propane (4)	18.85
Field Butane (4)	18.60
NGL Mix (4)	21.00
Natural Gasolines & Condensate (4)	29.16
Sulphur (Alberta Average @ Plant Gate $Cdn./LT) (4)	0.00

1) December 31, 2001 NYMEX close.
2) December 31, 2001 average postings.
3) December 31, 2001 estimate.
4) December 2001 estimate.
5) December 31, 2001 AECO close.
6) October 2001 actual.

C011231

RICHLAND PETROLEUM CORPORATION

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

RICHLAND PETROLEUM CORPORATION

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

Prepared For:

Richland Petroleum Corporation
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

February 2002

RICHLAND PETROLEUM CORPORATION

TABLE OF CONTENTS

McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

February 15, 2002

Richland Petroleum Corporation
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Mr. Doug Meiklejohn, Senior Manager, Acquisitions

Reference: **Richland Petroleum Corporation**
Evaluation of Oil & Gas Reserves
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Richland Petroleum Corporation, hereinafter referred to as the "Company", as of January 1, 2002. The future net revenues and present worth values presented in this report were calculated using Provident supplied "Constant Price" assumptions with no inflation of operating costs or capital costs and were presented in Canadian dollars. No allowance was made for income tax, however, allowances were made for the Alberta Royalty Tax Credit and for the Saskatchewan Corporation Capital Tax Surcharge.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil property is located in the Wapella area in the province of Saskatchewan. The principal natural gas property is located in the Whitecourt area in the province of Alberta.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2002 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

Suite 2200, Bow Valley Square 3, 255-5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2002
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	4,043	271	344	4,658	1,843	6,501
Net (2)	3,459	223	284	3,966	1,557	5,524
Natural Gas						
Gross (1)	44,598	9,528	2,150	56,276	26,056	82,331
Net (2)	33,807	6,732	1,657	42,196	19,940	62,136
Natural Gas Liquids						
Gross (1)	646	69	75	791	522	1,312
Net (2)	438	47	59	544	382	926

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2002
$1000 (3) (4) (5) (6)

	Discounted At				
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	137,493	100,742	95,908	89,618	81,101
Proved Developed Non-Producing Reserves	19,286	11,390	10,615	9,659	8,438
Proved Undeveloped Reserves	6,047	3,870	3,555	3,135	2,554
Total Proved Reserves	162,826	116,002	110,077	102,413	92,092
Probable Additional Reserves-Unrisked	71,290	38,655	35,098	30,711	25,209
Total Proved & Probable Reserves-Unrisked	**234,116**	**154,657**	**145,175**	**133,124**	**117,301**
Probable Additional Reserves-Risked (7)	35,645	19,328	17,549	15,356	12,605
Total Proved & Probable Reserves-Risked (7)	**198,471**	**135,330**	**127,626**	**117,769**	**104,697**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on Provident supplied "Constant Price" assumptions (see Price Schedules).
(5) The Alberta Royalty Tax Credit was calculated based on the applicable regulations in effect at January 1, 2002. The ARTC program was assumed to continue indefinitely.
(6) An allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Richland Petroleum Corporation and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Richland Petroleum Corporation without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

PAW/FS:po
[01-513]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Wednesday, February 27, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Richland Petroleum Corporation, the report entitled "Richland Petroleum Corporation, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 27, 2002; and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of twelve years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Richland Petroleum Corporation, any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: February 27, 2002

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Richland Petroleum Corporation, the report entitled "Richland Petroleum Corporation, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 27, 2002, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Richland Petroleum Corporation, any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by F. Schorning"

F. Schorning, P. Geol.

Calgary, Alberta
Dated: February 27, 2002

RICHLAND PETROLEUM CORPORATION
(PROVIDENT ENERGY LTD. ACQUIRED)

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

McDANIEL & ASSOCIATES
consultants ltd.

Oil and Gas Reservoir Engineering

646

RICHLAND PETROLEUM CORPORATION
(PROVIDENT ENERGY LTD. ACQUIRED)

Evaluation of Oil & Gas Reserves
Based on Constant Price Assumptions

As of January 1, 2002

Prepared For:

Richland Petroleum Corporation
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

February 2002

RICHLAND PETROLEUM CORPORATION
(PROVIDENT ENERGY LTD. ACQUIRED)

TABLE OF CONTENTS

APPENDIX 2 TOTAL PROVED AND PROBABLE RESERVES

APPENDIX 3 PROBABLE RESERVES

APPENDIX 4 PROVED PRODUCING RESERVES

APPENDIX 5 PROVED NON-PRODUCING RESERVES

APPENDIX 6 PROVED UNDEVELOPED RESERVES

APPENDIX 7 SUMMARY OF RESERVE ESTIMATES

APPENDIX 8 COMPANY INTEREST DATA

McDaniel & ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

February 27, 2002

Richland Petroleum Corporation
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Mr. Doug Meiklejohn, Senior Manager, Acquisitions

Reference: **Richland Petroleum Corporation (Provident Energy Ltd. Acquired)**
Evaluation of Oil & Gas Reserves
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Richland Petroleum Corporation, hereinafter referred to as the "Company", as of January 1, 2002. The future net revenues and present worth values presented in this report were calculated using Provident supplied "Constant Price" assumptions with no inflation of operating costs or capital costs and were presented in Canadian dollars. No allowance was made for income tax, however, an allowance was made for the Saskatchewan Corporation Capital Tax Surcharge.

The properties evaluated in this report were indicated to include essentially all of the Company's conventional petroleum and natural gas interests in Canada. The Company's principal crude oil property is located in the Wapella area in the province of Saskatchewan. The principal natural gas property is located in the Whitecourt area in the province of Alberta.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2002 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2002
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	3,966	240	344	4,549	1,790	6,339
Net (2)	3,392	195	284	3,870	1,509	5,380
Natural Gas						
Gross (1)	43,967	8,297	2,150	54,414	25,555	79,969
Net (2)	33,383	6,017	1,657	41,057	19,596	60,653
Natural Gas Liquids						
Gross (1)	644	55	75	775	517	1,292
Net (2)	437	39	59	535	379	914

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2002
$1000 (3) (4) (5)

			Discounted At		
	0%	10%	12%	15%	20%
Proved Developed Producing Reserves	130,570	95,870	91,304	85,362	77,311
Proved Developed Non-Producing Reserves	16,880	9,644	8,952	8,107	7,042
Proved Undeveloped Reserves	6,043	3,867	3,552	3,133	2,552
Total Proved Reserves	153,492	109,381	103,808	96,603	86,904
Probable Additional Reserves-Unrisked	68,121	36,997	33,603	29,417	24,164
Total Proved & Probable Reserves-Unrisked	**221,613**	**146,379**	**137,412**	**126,020**	**111,068**
Probable Additional Reserves-Risked (6)	34,061	18,499	16,802	14,709	12,082
Total Proved & Probable Reserves-Risked (6)	**187,553**	**127,880**	**120,610**	**111,312**	**98,986**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty nterest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) *Based on Provident supplied "Constant Price" assumptions (see Price Schedules).*
(5) An allowance was made for the Saskatchewan Corporation Capital Tax Surcharge in the present worth value estimates.
(6) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 7. A summary of the Company's interests and encumbrances in each property is presented in Appendix 8. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Richland Petroleum Corporation and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Richland Petroleum Corporation without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by F. Schorning"

F. Schorning, P. Geol.

PAW/FS:po
[01-513]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Wednesday, February 27, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Richland Petroleum Corporation, the report entitled "Richland Petroleum Corporation (Provident Energy Ltd. Acquired), Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 27, 2002; and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of twelve years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Richland Petroleum Corporation, any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: February 27, 2002

CERTIFICATE OF QUALIFICATION

I, Fred Schorning, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Richland Petroleum Corporation, the report entitled "Richland Petroleum Corporation (Provident Energy Ltd. Acquired), Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated February 27, 2002, and that I was involved in the preparation of this report.

2. That I attended McMaster University in the years 1960 to 1964, graduating with a Bachelor of Arts degree in Geology, that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of thirty years experience in oil and gas reservoir studies.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Richland Petroleum Corporation, any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by F. Schorning"

F. Schorning, P. Geol.

Calgary, Alberta
Dated: February 27, 2002

Exhibit 99.16

PROVIDENT ENERGY LTD. PLUS RICHLAND PETROLEUM CORPORATION CONSOLIDATION

Evaluation of Oil & Gas Reserves Based on Constant Price Assumptions

As of January 1, 2002

McDANIEL & ASSOCIATES consultants ltd.

Oil and Gas Reservoir Engineering

PROVIDENT ENERGY LTD. PLUS RICHLAND PETROLEUM CORPORATION CONSOLIDATION

Evaluation of Oil & Gas Reserves Based on Constant Price Assumptions

As of January 1, 2002

Prepared For:

Provident Energy Ltd.
900, 606 - 4th Street S.W.
Calgary, Alberta
T2P 1T1

Prepared By:

McDaniel & Associates Consultants Ltd.
2200, 255 - 5th Avenue S.W.
Calgary, Alberta
T2P 3G6

March 2002

PROVIDENT ENERGY LTD.
PLUS RICHLAND PETROLEUM CORPORATION
CONSOLIDATION

TABLE OF CONTENTS

McDaniel & ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

March 15, 2002

Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1

Attention: Mr. Doug Meiklejohn, Senior Manager, Acquisitions

Reference: **Provident Energy Ltd.**
Plus Richland Petroleum Corporation Consolidation
Evaluation of Oil & Gas Reserves
Constant Price Assumptions

Dear Sir:

Pursuant to your request we have prepared an evaluation of the crude oil, natural gas and natural gas products reserves and the present worth values of these reserves for the petroleum and natural gas interests of Provident Energy Ltd., plus Richland Petroleum Corporation, hereinafter referred to as the "Company", as of January 1, 2002. The future net revenues and present worth values presented in this report were calculated using "Constant Price" assumptions supplied by the Company. All values have been presented in Canadian dollars. No allowance was made for income tax, however, allowances were made for the Alberta Royalty Tax Credit and for the Saskatchewan Corporation Capital Tax Surcharge.

It should be noted that the Minor Property reserve estimates included in this evaluation were the Company's internal estimates. These properties were included without review or audit by McDaniel & Associates and represent 3 percent of the net present value before tax of the Company's proven plus probable reserves, discounted at 12 percent.

The Company's principal crude oil properties are located in the Lloydminster area in the province of Alberta and the Hartaven and Wapella areas in the province of Saskatchewan. The principal natural gas properties are located in the Gilby and Whitecourt areas in the province of Alberta.

The Company's share of proved remaining and probable additional crude oil, natural gas and natural gas products reserves as of January 1, 2002 and the respective present worth values assigned to these reserves based on "Constant Price" assumptions were estimated to be as follows:

ESTIMATED COMPANY SHARE OF REMAINING RESERVES
AS OF JANUARY 1, 2002
MMCF, MBBL

	Proved Producing	Proved Non-Producing	Proved Undeveloped	Total Proved	Probable Additional	Total
Crude Oil						
Gross (1)	13,662	1,111	1,568	16,341	5,558	21,899
Net (2)	11,936	1,016	1,391	14,342	4,883	19,225
Natural Gas						
Gross (1)	71,976	10,064	4,573	86,612	38,894	125,507
Net (2)	53,999	7,308	3,666	64,973	29,902	94,875
Natural Gas Liquids						
Gross (1)	1,521	105	150	1,776	909	2,685
Net (2)	1,035	73	119	1,227	658	1,885

ESTIMATED COMPANY SHARE OF PRESENT WORTH VALUES BEFORE INCOME TAX
AS OF JANUARY 1, 2002
$1000 (3) (4) (5) (6)

	0%	10%	Discounted At 12%	15%	20%
Proved Developed Producing Reserves	260,759	197,130	188,773	177,838	162,869
Proved Developed Non-Producing Reserves	21,999	13,498	12,608	11,493	10,041
Proved Undeveloped Reserves	14,960	8,609	7,790	6,733	5,322
Total Proved Reserves	297,718	219,238	209,171	196,064	178,232
Probable Additional Reserves-Unrisked	121,291	65,815	59,860	52,522	43,303
Total Proved & Probable Reserves-Unrisked	**419,009**	**285,053**	**269,031**	**248,586**	**221,535**
Probable Additional Reserves-Risked (7)	60,646	32,908	29,930	26,261	21,652
Total Proved & Probable Reserves-Risked (7)	**358,364**	**252,146**	**239,101**	**222,325**	**199,884**

(1) Gross reserves are defined as the aggregate of the Company's working interest and royalty interest reserves before deductions of royalties payable to others.
(2) Net reserves are gross reserves less all royalties payable to others.
(3) Financial matters such as prepayments, take or pay payments, general obligations, etc. were not included.
(4) Based on "Constant Price" assumptions supplied by the Company (see Price Schedules).
(5) The Alberta Royalty Tax Credit was calculated based on the applicable regulations in effect at January 1, 2002. The ARTC program was assumed to continue indefinitely.
(6) An allowance for the Saskatchewan Corporation Capital Tax Surcharge has been included in the present worth value estimates.
(7) Includes a 50 percent reduction in the probable present worth values to account for the risk associated with the probable additional reserves.

The Company's share of remaining reserves and present worth values are presented on a total Company basis in the summary section of this report. The location of the Company's major properties and a graphical summary of the forecast production, net income and reserve distributions are also presented in this section. Tables summarizing the reserves, production and revenues for the various reserve classes are presented in Appendices 1 to 9. Summaries by major product and geographic region are included in Appendices 3 and 4. Discussions of the assumptions and methodology employed to prepare the reserve estimates and revenue forecasts are also contained in the "Evaluation Methodology" section.

Detailed reserve estimates and revenue forecasts and other supporting data for each of the properties that were reviewed in detail were provided in the detailed property report. A detailed description of the economic factors employed to derive the cash flow forecasts was also included therein.

The extent and character of all factual information supplied by the Company including ownership, well data, production, prices, revenues, operating costs, contracts, and other relevant data were relied upon by us in preparing this report and has been accepted as represented without independent verification. In view of the generality of the assignment the opinions expressed are not intended to provide a stand alone analysis of any specific property but to relate to an overall evaluation of the reserves of the Company.

This report was prepared by McDaniel & Associates Consultants Ltd. for the exclusive use of Provident Energy Ltd. and is not to be reproduced, distributed or made available, in whole or in part, to any person, company or organization other than Provident Energy Ltd. without the knowledge and consent of McDaniel & Associates Consultants Ltd. We reserve the right to revise any estimates provided herein if any relevant data existing prior to preparation of this report was not made available or if any data provided was found to be erroneous.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

"signed by R. Ott"

R. Ott, P. Geol.

PAW/RO:po
[02-080]

PERMIT TO PRACTICE
McDANIEL & ASSOCIATES CONSULTANTS LTD.

Signature ______________________

Date Friday, March 15, 2002

PERMIT NUMBER: P 3145

The Association of Professional Engineers, Geologists and Geophysicists of Alberta

CERTIFICATE OF QUALIFICATION

I, Philip Arthur Welch, Petroleum Engineer of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am a Senior Vice President of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd. Plus Richland Petroleum Corporation Consolidation, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated March 15, 2002; and that I was involved in the preparation of this report.

2. That I attended the University of British Columbia in the years 1980 to 1987 and that I graduated with Bachelor of Applied Science and Master of Applied Science degrees in Mechanical Engineering, that I am a registered Professional Engineer of the Association of Professional Engineers, Geologists & Geophysicists of Alberta; that I am a member of the Canadian Institute of Mining and Metallurgy and that I have in excess of twelve years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by P. A. Welch"

P. A. Welch, P. Eng.

Calgary, Alberta
Dated: March 15, 2002

CERTIFICATE OF QUALIFICATION

I, Ronald Ott, Petroleum Geologist of 2200, 255 - 5th Avenue, S.W., Calgary, Alberta, Canada hereby certify:

1. That I am Chief Geologist of McDaniel & Associates Consultants Ltd. which Company did prepare, at the request of Provident Energy Ltd., the report entitled "Provident Energy Ltd. Plus Richland Petroleum Corporation Consolidation, Evaluation of Oil & Gas Reserves, Based on Constant Price Assumptions, As of January 1, 2002", dated March 15, 2002, and that I was involved in the preparation of this report.

2. That I attended University of Calgary in the years 1984 to 1988, graduating with a Bachelor of Science degree in Geology; that I am a member of the Canadian Society of Petroleum Geologists; that I am a registered Professional Geologist of the Association of Professional Engineers, Geologists & Geophysicists of Alberta and that I have in excess of eight years experience in oil and gas reservoir studies and evaluations.

3. That McDaniel & Associates Consultants Ltd., its officers or employees, have no direct or indirect interest, nor do they expect to receive any direct or indirect interest in any properties or securities of Provident Energy Ltd., any associate or affiliate thereof.

4. That the aforementioned report was not based on a personal field examination of the properties in question, however, such an examination was not deemed necessary in view of the extent and accuracy of the information available on the properties in question.

"signed by R. Ott"

R. Ott, P. Geol.

Calgary, Alberta
Dated: March 15, 2002

Provident Energy Ltd.

Constant Product Price Schedule

Average Heavy Crude Oil Price Received ($Cdn./bbl)	13.69
Average Light Crude Oil Price Received ($Cdn./bbl)	25.46
Average Natural Gas Price Received (@ Field Gate $Cdn./Mcf)	3.68
Average Natural Gas Liquids Price Received (Edmonton Reference Price $Cdn./bbl)	22.20

All prices supplied by Provident Energy Ltd.

SC020210

Richland Petroleum Corporation

Constant Product Price Schedule

Average Crude Oil Price Received ($Cdn./bbl)	21.96
Average Natural Gas Price Received (@ Field Gate $Cdn./Mcf)	3.61
Average Natural Gas Liquids Price Received (Edmonton Reference Price $Cdn./bbl)	22.90

All prices supplied by Provident Energy Ltd.

SC020215

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST ANNOUNCES $72 MILLION PROPERTY ACQUISITION AND $90 MILLION CONVERTIBLE DEBENTURE AND TRUST UNIT BOUGHT DEAL

NEWS RELEASE NUMBER 7 **March 26, 2002**

CALGARY, ALBERTA – Provident Energy Trust ("Provident") (PVE.UN – TSE and PVX – AMEX) is pleased to announce that it has entered into an agreement whereby Provident, through a wholly-owned subsidiary, will pay $72 million, before adjustments, to acquire a portfolio of high quality producing light oil and natural gas assets from a major Canadian independent producer (the "Properties"). The Properties are located in southeast Alberta in close proximity to Provident's existing operations. The transaction will have an effective date of January 1, 2002 and, after closing adjustments and fees, the net purchase price is expected to be approximately $69 million. The Properties are comprised of approximately 9.5 million barrels of oil equivalent ("boe" with gas converted to oil on a 6:1 basis) of established reserves and daily production of approximately 3,600 boe/d, consisting of approximately 1,450 bbls/d of light crude oil and natural gas liquids and 12.9 mcf/d of natural gas. The Properties consist of the following principal producing areas:

	Current Production Estimate		
Major Acquired Properties	Oil & Liquids (bbls/d)	Natural Gas (mcf/d)	BOE (boe/d)
Retlaw	920	5,000	1,753
Princess	-	3,700	617
Long Coulee	200	1,200	400
Craigmyle	-	2,000	333
Carmangay	190	500	273

In conjunction with the transaction, Provident is also pleased to announce that it has entered into an agreement, on a bought deal basis with a syndicate of underwriters led by Scotia Capital Inc., for concurrent offerings of $60 million aggregate principal amount of convertible unsecured subordinate debentures (the "Convertible Debentures") and 3.0 million of trust units for gross proceeds of $90.3 million. The Convertible Debentures, with a face value of $1,000 per debenture, will have a coupon of 10.50%, mature on May 15, 2007 and be convertible into trust units of Provident at $10.70 per trust unit. The trust units will be offered at a price of $10.10 per trust unit. Purchasers will have the option to purchase Convertible Debentures, trust units or a combination thereof at their discretion.

Mr. Randy Findlay, President of Provident, stated that "This acquisition represents a portfolio of quality producing assets that offer excellent geographic fit with Provident's existing operations in southeast Alberta and provides strong accretion to net asset value and cash flow per unit."

The key attributes of this acquisition are as follows:

- The Properties consist primarily of high quality, operated, high interest, producing light oil and natural assets providing a strong operational fit with the assets acquired from Richland Petroleum Corporation in January 2002.
- On a proforma basis after closing, Provident's production will increase to approximately 20,600 boe/d comprised of 47% natural gas and natural gas liquids, 29% 15° API heavy oil and 24% light crude oil.
- The Properties contain total established reserves of approximately 40 bcf of natural gas and approximately 2.9 million barrels of crude oil and natural gas liquids or 9.5 million boe.
- The Properties have an established reserve life index (proved plus 50% probable) of 7.3 years and are comprised of approximately 60% natural gas and 40% medium oil.
- Proved producing reserves represent approximately 86% of total proved reserves and total proved reserves represent approximately 88% of the established reserves, based on the independent engineering evaluation.
- Provident is planning a low risk optimization and exploitation program for the Properties during 2002. Based on a preliminary review of the Properties, Provident has identified several low cost recompletion, exploitation and possible infill drilling opportunities.
- The Properties also include 78,000 net acres of undeveloped land with excellent development or farmout potential.
- Based on the adjusted purchase price and net of undeveloped land values, the properties were acquired at a cost of approximately $6.82 per established boe of reserves and $18,055 per daily boe of production.

Equity Financing

In conjunction with the acquisition, Provident has entered into an agreement to concurrently sell $60 million aggregate principal amount of Convertible Debentures and 3.0 million trust units at $10.10 per trust unit for gross proceeds of $90.3 million on a bought deal basis. The issue is being bought by a syndicate of underwriters led by Scotia Capital Inc. and including National Bank Financial Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Canaccord Capital Corporation and Yorkton Securities Inc.

Provident has granted the underwriters an option, exercisable in whole or in part, prior to closing, for the purchase of an additional $13.5 million principal amount of securities, which can be apportioned between debentures and trust units as determined by the underwriters.

In addition to financing the acquisition of the Properties, the net proceeds of the offering will be used to fund a 40 well drilling program in the Lloydminster core area and for general corporate purposes.

The offering is not conditional on the completion of the acquisition of the Properties. In the event the proposed acquisition is not completed, the net proceeds will be used to fund future acquisitions, Provident's capital expenditures program and for general corporate purposes.

Holders of trust units offered through the underwriters will be entitled to participate in the cash distribution for the month of April 2002, which will be payable on or about May 15, 2002. Purchasers of the Convertible Debentures will receive the first interest payment on November 15, 2002. The offering is expected to close on or before April 11, 2002.

The offering of the Convertible Debentures and the trust units is being made only in Canada by means of a short-form prospectus, and is subject to the approval of securities regulatory authorities. The Convertible Debentures and the trust units will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

The trust units will be offered in the U.S. via Rule 501 (a) (1), (2), (3) or (7) and internationally as permitted. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

All amount referred to herein are stated in Canadian dollars unless otherwise indicated.

This press release contains forward-looking information that represents management's view of Provident's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or Provident's future economic performance. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause Provident's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, such risks and uncertainties described in Provident's filings with the Canadian and U.S. securities authorities. Accordingly, holders of Provident Units and potential investors are cautioned that events or circumstances could cause actual results to differ materially from those predicted.

For further information:

Mr. Thomas Buchanan
Chief Executive Officer
Phone: (403) 296-2232
E-mail: tbuchanan@providentenergy.com

Mr. Randy Findlay
President
Phone: (403) 781-5343
E-mail: rfindlay@providentenergy.com

Provident Energy Trust
Suite 900, 606 4th Street S.W.
Calgary, Alberta
T2P 1T1
Phone: (403) 296-2233
Fax: (403) 294-0111
Web: www.providentenergy.com
E-mail: info@providentenergy.com

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS
MARCH 2002 CASH DISTRIBUTION

NEWS RELEASE NUMBER 6 **March 15, 2002**

CALGARY, ALBERTA – Provident Energy Trust ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for March 2002 has been set at Cdn $0.15 per trust unit. The March 2002 cash distribution will be paid on April 15, 2002 to unitholders of record on March 31, 2002. The ex-distribution date is March 26, 2002. For unitholders receiving their distribution in U.S. Funds the April 15, 2002 cash distribution will be approximately U.S. $0.09, based on an exchange rate of 1.59. The actual U.S. dollar distribution will depend on the U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

or

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST HAS EXCEPTIONAL GROWTH YEAR IN 2001

NEWS RELEASE NUMBER 5 **March 13, 2002**

CALGARY, ALBERTA – Provident Energy Trust ("Provident") (TSE - "PVE.UN"; AMEX - "PVX") is pleased to report that 2001 was an exceptional year for both the trust and our unitholders. Since converting into an energy trust on March 6, 2001, Provident has achieved substantial growth in production, reserves, cash flow and market capitalization, primarily as a result of two key acquisitions made during the year.

2001 Highlights

- In May 2001, Provident completed the $126 million acquisition of Maxx Petroleum Ltd. ("Maxx")
- In August 2001 Provident completed a treasury offering of trust units for net proceeds of $24.2 million
- In November 2001, Provident announced its intent to acquire Richland Petroleum Corporation ("Richland") in a transaction valued at $190 million. The acquisition was successfully completed on January 16, 2002. Concurrent with the acquisition, Provident closed a bought-deal equity financing receiving net proceeds of $33.25 million.
- For the period March 6, 2001 to December 31, 2001 Provident had cash flow of $2.62 per weighted average unit and declared cash distributions of $2.54 per unit.
- During 2001, Provident implemented and adhered to a consistent and disciplined Commodity Price Risk Management Program, which resulted in revenue enhancement of $8.7 million. This allowed Provident to stabilize distributions in a declining commodity price environment.
- During the latter part of 2001 Provident locked-in attractive pricing on 80 percent of its 15° API conventional heavy oil production for 2002 at an average wellhead price of Cdn $19.00 per barrel. With respect to natural gas, Provident's Commodity Price Risk Management Program, when combined with the Richland contracts, results in an average price of Cdn $4.50 per thousand cubic feet ("mcf") on approximately 60 percent of 2002 natural gas production.

As a result of our 2001 initiatives, Provident's market capitalization has increased substantially to $323.4 million. Since inception, daily production volumes have increased from 4,500 boed in March 2001 to more than 17,000 barrels of oil equivalent and established reserves have increased by 256 percent from 12.8 million barrels of oil equivalent to 45.7 million barrels of oil equivalent today. This growth, coupled with an aggressive Commodity Price Risk Management Program, enabled Provident to distribute $2.54 per unit during the ten months ended December

31, 2001, resulting in an total return of 43 percent in 2001 for the holders of shares of Provident's predecessor company, Founders Energy Ltd., at the start of the year.

The financial and operating results for the fourth quarter of 2001 and the 301 day period from inception on March 6, 2001 to December 31, 2001 were as follows:

(All amounts in Canadian $000's of dollars except per unit data)		**Three months ended December 31, 2001**		**March 6, 2001 to December 31, 2001**
FINANCIAL				
Gross revenue	$	21,708	$	78,311
Cash flow	$	9,350	$	36,228
Per weighted average unit	$	0.53	$	2.62
Cash distribution to unitholders	$	11,014	$	36,880
Per unit	$	0.60	$	2.54
Net loss [1]		(14,241)		(46,855)
Capital expenditures	$	3,313	$	10,979
Acquisition of Maxx Petroleum excluding bank debt and working capital deficiency	$	88	$	126,443
Acquisitions	$	225	$	2,604
Property dispositions	$	-	$	1,421
Long-term debt	$	35,600	$	35,600
Unitholders' equity	$	104,455	$	104,455
Weighted average units outstanding (000's)		17,805		13,813
OPERATING				
Daily production				
Crude oil - Light/Medium (bpd)		1,820		1,577
- Heavy (15° API) (bpd)		5,924		5,053
Natural gas liquids (bpd)		485		509
Natural gas (mcfd)		15,373		15,772
Oil equivalent (boed @ 6:1) [2]		10,792		9,767
UNIT STATISTICS ($Cdn)				
Average selling price				
Crude oil - Light/Medium ($/bbl)	$	33.10	$	31.94
- Heavy (15° API) ($/bbl)	$	15.70	$	21.71
- Corporate blend ($/bbl)	$	19.79	$	24.14

Natural gas liquids ($/bbl)	$	**23.18**	$	**31.40**
Natural gas ($/mcf)	$	**4.65**	$	**5.33**
Oil equivalent ($/boe @ 6:1) (2)	$	**21.86**	$	**26.64**
Netback ($/boe @ 6:1) (2)	$	**11.90**	$	**15.27**

Notes:

(1) The loss for the fourth quarter and for the 301 days ended December 31, 2001 was attributed to additional depletion charges that the Trust elected to book in respect of ceiling tests performed at September 30 and December 31, 2001 using prevailing commodity prices on those dates. For additional information please refer to note 4 of the audited consolidated financial statements

(2) For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Founders Energy Ltd. Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

Financial and Operating Performance

Daily production averaged 10,792 boed for the fourth quarter of 2001 and 9,767 boed for the 301 days ended December 31, 2001. The 140 percent increase in production volumes since inception can be almost entirely attributed to the acquisition of Maxx on May 25, 2001. For the period March 6, 2001 to December 31, 2001 natural gas production averaged 15,772 mmcfd and crude oil and natural gas liquids production averaged 7,139 bpd. Provident's production mix for the period was 27 percent natural gas, 21 percent light oil and natural gas liquids and 52 percent conventional 15° API heavy oil.

The average selling prices received by the Trust for the fourth quarter of 2001 were Cdn $19.79 per barrel for crude oil and Cdn $4.65 per mcf for natural gas. For the period from March 6, 2001 to December 31, 2001 the average selling prices received by the Trust were Cdn $24.14 per barrel for crude oil and Cdn $5.33 per mcf for natural gas. Provident's Commodity Price Risk Management Program resulted in a gross production revenue enhancement of $5.0 million ($5.07 per boe) for the quarter and $8.7 million ($2.95 per boe) for the period from March 6, 2001 to December 31, 2001. In total, gross production revenue was $21.7 million for the quarter and $78.3 million for the period.

Production expenses averaged $6.86 per boe for the quarter and $6.94 per boe for the period from inception to December 31, 2001. General and administration expenses were $1.09 per boe for the quarter and $1.16 per boe from inception to December 31, 2001, while management fees, including the total return fee were $0.04 per boe for the quarter and $0.39 per boe for the year.

Cash flow from operations was $9.3 million ($0.53 per unit) for the quarter and $36.2 million ($2.62 per unit) for the period March 6, 2001 to December 31, 2001.

Cash Distributions

For the quarter, the Trust distributed $11.0 million ($0.60 per unit) or 118 percent of cash flow and for the period from inception to December 31, 2001 the Trust distributed $36.9 million ($2.54 per unit) or 102 percent of cash flow. The steep decline in commodity prices during the fourth quarter of 2001 and into the first part of 2002 resulted in a substantial decrease in cash flow during that period. The impact of reduced commodity prices was substantially mitigated by the Commodity Price Risk Management Program, which resulted in $5.0 million or $5.07 per boe of hedging gains during the last quarter of 2001. Cash flow per unit was also impacted by the equity offering that closed in December 2001 to finance the acquisition of Richland. As a result, the Trust reduced the cash distribution for January 2002 to $0.16 per unit and for February 2002 the distribution was set at $0.15 per unit. As with all oil and gas trusts, Provident's cash distributions are ultimately dependent on commodity prices and production. Future distributions will be declared and paid based on cash flow available after retaining a prudent amount for capital spending, contributions to the reclamation fund and debt repayment. In order to minimize the impact that volatile commodity price markets will have on cash distributions, Provident will continue to forward sell or hedge approximately 50 percent of its production.

Capital Expenditures

During the last quarter of 2001, capital spending amounted to $3.3 million, attributable to two three dimensional seismic programs, the drilling, completion and equipping of six heavy oil wells in Lloydminster, equipping and tie-in costs in west central Alberta and well recompletion costs in southeast Saskatchewan.

For the period March 6, 2001 to December 31, 2001, the Trust incurred total capital expenditures of $12.2 million, comprised of $0.4 million in land retention costs, $0.3 million in seismic costs, $5.7 million in drilling expenditures, $2.7 million in completion and equipping costs, $1.8 million in facility costs, $0.1 million in offfice equipment and $2.6 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets.

Commodity Price Risk Management Program

Provident's Commodity Price Risk Management Program has been in place since the inception of the Trust to help manage the volatility of crude oil and natural gas prices and to assist with stabilizing cash flow and distributions per unit. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials and financial hedging on WTI and CDN/US exchange rate hedges were put in place. This program positively impacted 2001 fourth quarter cash flow by $5.0 million and by $8.7 million for the period from inception to December 31, 2001. The positive impact of Provident's Commodity Price Risk Management Program was clearly evident in November 2001 when the all-in wellhead price for heavy oil dropped below Cdn $10.00 per barrel while the majority of Provident's heavy oil production was hedged at an all-in wellhead price of Cdn $22.80 per barrel. For open contracts in place at December 31, 2001, unrealized hedging gains of Cdn $4.7 million on crude oil contracts and Cdn $3.0 million on natural gas contracts would have been realized based on the commodity prices prevailing at December 31, 2001.

For 2002, the Commodity Price Risk Management Program has Provident locking-in an all-in wellhead price of approximately Cdn $19.00 per barrel on 5,000 barrels per day of heavy oil, representing approximately 80 percent of forecast heavy oil production for the year. Provident also has hedged 250 barrels per day or approximately seven percent of forecast 2002 light crude oil production at a WTI price of U.S. $20.00 to U.S. $22.90 per barrel. For natural gas, Provident has hedged on average, 24.7 mmcfd or approximately 67 percent of forecast natural gas production at prices ranging between Cdn $2.99 and Cdn $6.33 per mcf at AECO. The weighted average price of the gas contracts is $4.73 per mcf.

For 2003 Provident has locked-in an all-in wellhead price of approximately Cdn $19.00 per barrel on 2,500 barrels per day of heavy oil and an average price of Cdn $5.15 per mcf at AECO for 7.5 mmcfd of natural gas production.

For a summary of the contracts currently in place, see the SUPPLEMENTAL INFORMATION attached hereto.

Year-end Reserves

Provident's year end reserves evaluation was prepared by the independent engineering firm McDaniel & Associates Consultants Ltd. As at January 1, 2002, Provident had proven reserves of 22.7 million barrels of oil equivalent and established reserves of 28.0 million barrels of oil equivalent reserves. The following table summarizes Provident's reserves activity for the period March 6, 2001 to December 31, 2001:

	Proved			Established		
2001	**Liquids mmbls**	**Gas mmcf**	**BOE mmboe**	**Liquids mmbls**	**Gas mmcf**	**BOE mmboe**
Provident Energy Ltd. Opening Balance at March 6, 2001	6,465.9	23,200.1	10,332.6	7,812.2	29,937.6	12,801.8
Additions						
Drilling/Minor Acquisitions	681.0	1,212.0	883.0	859.5	1,395.5	1,092.1
Acquisition -Maxx Petroleum Ltd. (May 2001)	13,591.3	17,858.5	16,567.8	15,564.4	19,796.0	18,863.7
Revisions	(1,287.6)	(5,341.3)	(2,177.9)	(551.8)	(7,530.3)	(1,806.9)
Dispositions	(5.0)	-	(5.0)	(4.7)	-	(4.7)
Production	(2,148.6)	(4,747.4)	(2,939.8)	(2,148.6)	(4,747.4)	(2,939.8)
Balance at January 1, 2002	17,297.0	32,182.0	22,660.7	21,531.1	38,851.5	28,006.3

The reserves of Richland Petroleum Corporation have also been evaluated by McDaniel & Associates Consultants Ltd. effective January 1, 2002. The following table summarizes the combined reserves of Provident and Richland Petroleum Corporation effective the closing date of the acquisition on January 16, 2002:

	Proved			Established		
2002	**Liquids mmbls**	**Gas mmcf**	**BOE mmboe**	**Liquids mmbls**	**Gas mmcf**	**BOE mmboe**
Balance at January 1, 2002	**17,297.0**	**32,182.0**	**22,660.7**	**21,531.1**	**38,851.5**	**28,006.3**
Acquisition of Richland Petroleum Corporation effective January 16, 2002	5,331.0	54,391.0	14,396.2	6,484.5	67,162.5	17,678.3
Balance at January 16, 2002	**22,628.0**	**86,573.0**	**37,056.8**	**28,015.5**	**106,014.0**	**45,684.5**

Outlook

With the acquisition of Richland being successfully completed in January 2002, the Trust's daily average production has now increased to approximately 17,000 barrels of oil equivalent per day, comprised of 40 percent natural gas, 33 percent cold conventional heavy oil and 27 percent light crude oil and natural gas liquids. Richland met our key acquisition criteria of being accretive to distributable cash flow and net asset value. In addition, the assets of Richland have significantly diversified Provident's production mix which pre-Richland was weighted 55 percent to heavy oil and are a strong geographic fit with Provident's existing operations in west central Alberta and southeast Saskatchewan and provide a new core area in southern Alberta. Going forward, Provident will continue to manage the Trust with a primary goal of sustaining or growing production and reserves through prudent management of our existing asset base and by pursuing acquisitions that are accretive to cash flow and net asset value, on a per unit basis. To maximize our existing asset base we will focus on low-risk optimization and development, farming out of higher risk prospects and the sale of non-core assests. We will continue to employ a systematic and disciplined Commodity Price risk Management Program to minimize the volatility commodity prices have on our cash flow and distributions.

We believe that accretive growth opportunities are going to become available in the property acquisition market as producers begin to shed non-core assets to focus operations and to strengthen their balance sheets in a lower commodity price environment. We also believe that the strong growth opportunities that exist coupled with the ability to finance growth through the capital markets will allow us to continue to provide premium returns to our unitholders.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEETS
Canadian Dollars ('000's)

	As at December 31, 2001	As at March 6, 2001
Assets		
Current assets		
Cash	$ 35	$ 73
Accounts receivable	12,009	12,419
Assets held for sale	1,500	-
Prepaids	117	1,137
	13,661	13,629
Cash reserve for future site reclamation	424	-
Property, plant and equipment	171,808	88,660
	$ 185,893	$ 102,289
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 10,559	$ 13,248
Cash distribution payable to unitholders	4,204	-
Current portion of deferred lease obligation	495	-
Due to a related party	341	-
	15,599	13,248
Long-term debt	35,600	25,800
Provision for future site restoration	6,807	1,208
Deferred lease obligation	180	-
Future income taxes	23,252	17,525
Unitholders' Equity		
Capital contributions	187,331	43,649
Accumulated (loss) income	(45,996)	859
Accumulated cash distributions	(36,880)	-
	104,455	44,508
	$ 185,893	$ 102,289

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY
Canadian Dollars ('000's)

	For the period March 6, 2001 to December 31, 2001
Unitholders' equity, beginning of period	$ 44,508
Net loss for the period	(46,855)
Net capital contributions	143,682
Cash distributions	(36,880)
Unitholders' equity, end of period	$ 104,455

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME (LOSS)
Canadian Dollars ('000's) except per unit amounts

		For the Period March 6, 2001 to December 31, 2001
Revenue		
Gross production revenue	$	78,311
Less: Royalties (net of ARTC)		13,036
		65,275
Expenses		
Production		20,416
General and administrative		3,418
Management fee		1,153
Interest		2,671
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization		101,300
		162,711
Loss before taxes		(97,436)
Capital taxes		1,178
Future income tax recovery		(51,759)
		(50,581)
Net loss for the period		(46,855)
Accumulated income at beginning of period		859
Accumulated loss at end of period	$	(45,996)
Net loss per unit – basic and diluted	$	(3.39)

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH DISTRIBUTIONS
Canadian Dollars ('000's) except per unit amounts

		For the Period March 6, 2001 to December 31, 2001
Funds flow from operating activities	$	36,228
Funds drawn from debt and working capital		652
Cash distributions to unitholders	$	36,880
Actual cash distributions per unit	$	2.54

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
Canadian Dollars ('000's) except per unit amounts

		For the Period March 6, 2001 to December 31, 2001
Cash provided by operating activities		
Net loss for the period	$	(46,855)
Add non-cash items:		
Depletion, depreciation and amortization		33,753
Additional depletion, depreciation and amortization		101,300
Future income tax recovery		(51,759)
Amortization of deferred charges		(467)
Non-cash management fees		256
Cash flow from operations		36,228
Net change in non-cash working capital		(11,190)
		25,038
Cash used in investing activities		
Expenditures on property, plant and equipment		(10,979)
Acquisition of Maxx Petroleum Ltd.		(39,434)
Costs related to future acquisition		(331)
Acquisition of oil and gas properties		(2,604)
Proceeds on disposition of oil and gas properties		1,421
Cash reserve for future site reclamation		(479)
Net change in non-cash investing working capital		86
		(52,320)
Cash provided by financing activities		
Increase in long term bank debt		7,500
Settlement of financial instruments		(4,620)
Cash distributions to unitholders		(36,880)
Issue of trust units, net of issue costs		57,039
Net change in non-cash financing working capital		4,205
		27,244
Decrease in cash		(38)
Cash beginning of period		73
Cash end of period	$	35
Cash flow from operations per weighted average unit – basic and diluted	$	2.62
Supplemental disclosure of cash flow information		
Cash interest paid	$	2,733
Cash capital taxes paid	$	1,212

SUPPLEMENTAL INFORMATION

Commodity Price Risk Managemet Program Summary

As at March 11, 2002, Provident's aggregate position under the Commodity Price Risk Management Program is summarized in the following table:

Year	Product	Volume	Terms	Effective Period
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31
	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.93 per bbl Wellhead	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – December 31
	Natural Gas	11,500 mcfd	Cdn$5.34 per mcf	January 1 – October 31
	Natural Gas	7,000 mcfd	Cdn$3.14 per mcf	April 1 – September 30
	Natural Gas	5,000 mcfd	Cdn$4.42 per mcf	November 1 – December 31
	Natural Gas	7,000 mcfd	Cdn$2.99 per mcf	February 1 – March 31
	Natural Gas	3,000 mcfd	Costless Collar Cdn$6.33 – Cdn$9.02 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.06 per mcf	April 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$5.93 per mcf	January 1 – March 31
2003	Heavy Oil	2,500 bpd	Cdn $18.80 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$5.22 per mcf	January 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$5.01 per mcf	January 1 – October 31

For Further Information

Thomas W. Buchanan
Chief Executive Officer
Phone 403 296-2232

Mark N, Walker
Chief Financial Officer
Phone 403 781-5305

Randall J. Findlay
President
Phone 403 781-5343

Internet:

http://www.providentenergy.com

e-mail:

info@providentenergy.com

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST ANNOUNCES TAX INFORMATION FOR 2001 CASH DISTRIBUTIONS

NEWS RELEASE NUMBER 4 March 11, 2002

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced that the tax on distributions received by Canadian unitholders in 2001 is determined to be 40.7 percent taxable and 59.3 percent a deferred return of capital ("ROC").

Unitholders holding their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their 2001 income tax return. Unitholders holding their units outside such plans will receive a T3 Supplementary Information slip from either Provident's Trustee or their broker on or before March 31, 2002, and are required to report the taxable portion of distributions received as "Other Income" on their 2001 income tax return.

The following table summarizes tax information for Canadian residents:

Record Date	Payment Date	Total Distribution (Cdn$)	Taxable Amount (Box 26 – "Other Income")	Tax Deferred Amount "ROC"
March 31, 2001	April 13, 2001	$0.25	$0.1017	$0.1483
April 30, 2001	May 15, 2001	$0.25	$0.1017	$0.1483
May 31, 2001	June 15, 2001	$0.30	$0.1221	$0.1779
June 30, 2001	July 13, 2001	$0.30	$0.1221	$0.1779
July 31, 2001	August 15, 2001	$0.30	$0.1221	$0.1779
August 31, 2001	September 14, 2001	$0.27	$0.1099	$0.1601
September 30, 2001	October 15, 2001	$0.27	$0.1099	$0.1601
October 31, 2001	November 15, 2001	$0.20	$0.0814	$0.1186
November 30, 2001	December 14, 2001	$0.20	$0.0814	$0.1186
Total Paid		**$ 2.34**	**$0.9523**	**$1.3877**

The December 2001 distribution was paid on January 15, 2002 and is therefore not included in the 2001 T3 amounts.

Unitholders are required to reduce the "Adjusted Cost Base" ("ACB") of their Trust Units by an amount equal to the cumulative cash received from distributions during 2001 minus the amount reported as "Other Income" on the T3 slip. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of Trust Units.

Unitholders who reside in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the cash distributions received in 2001.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

For further information contact:

THOMAS BUCHANAN, **Chief Executive Officer** **Phone (403) 296-2232**	or	**RANDY FINDLAY,** **President** **Phone (403) 781-5343**

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS CASH DISTRIBUTION

NEWS RELEASE NUMBER 3 **February 19, 2002**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for February 2002 has been set at Cdn $0.15 per trust unit. The February 2002 cash distribution will be paid on March 15, 2002 to unitholders of record on February 28, 2002. The ex-distribution date is February 26, 2002. For unitholders receiving their distribution in U.S. Funds the March 15, 2002 cash distribution will be approximately U.S. $0.09, based on an exchange rate of 1.59. The actual U.S. dollar distribution will depend on the actual U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,		**RANDY FINDLAY,**
Chief Executive Officer	**or**	**President**
Phone (403) 296-2232		**Phone (403) 781-5343**

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

6-78

Exhibit 99.22

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS CASH DISTRIBUTION

NEWS RELEASE NUMBER 2 **January 17, 2002**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for January 2002 has been set at Cdn $0.16 per trust unit. The January 2002 cash distribution will be paid on February 15, 2002 to unitholders of record on January 31, 2002. The ex-distribution date is January 29, 2002. For unitholders receiving their distribution in U.S. Funds the February 15, 2002 cash distribution will be approximately U.S. $0.10, based on an exchange rate of 1.6107. The actual U.S. dollar distribution will depend on the actual U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,		**RANDY FINDLAY,**
Chief Executive Officer	**or**	**President**
Phone (403) 296-2232		**Phone (403) 781-5343**

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST COMPLETES $35 MILLION OFFERING OF TRUST UNITS AND CONFIRMS DECEMBER 2001 CASH DISTRIBUTION

NEWS RELEASE NUMBER 20 **December 13, 2001**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) announced today that it has completed a $35 million treasury offering of its trust units at a price of $8.75 per unit for net proceeds of $33.25 million pursuant to Provident's previously announced public offering. As a result of this offering, Provident now has 21,022,321 units issued and outstanding. The financing was completed by a syndicate of underwriters led by Scotia Capital Inc. and National Bank Financial Inc. and included CIBC World Markets Inc. and Canaccord Capital Corporation.

Units purchased pursuant to this offering will participate in the December cash distribution for December 2001 which has been set at $0.20 per unit payable on January 15, 2002 to unitholders of record on December 31, 2001. The ex-distribution date is December 27, 2001.

The net proceeds of the treasury issue will be used to repay outstanding indebtedness related to Provident's proposed acquisition of Richland Petroleum Corporation, which is expected to close on or about January 15, 2002. In the event the proposed acquisition is not completed, the net proceeds will be used to fund future acquisitions, Provident's capital expenditure program and for general corporate purposes.

The trust units offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and have not been offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

Provident is a conventional oil and gas energy trust that acquires, develops, produces and sells crude oil, natural gas and natural gas liquids for the generation of cash distributions to unitholders. Trust units of Provident trade on the Toronto Stock Exchange under the symbol "PVE.UN" and the American Stock Exchange under the symbol "PVX".

For further information, please contact:

Thomas W. Buchanan
Chief Executive Officer
(403) 296-2232

Randy J. Findlay
President
(403) 781-5343

Mark N. Walker
Chief Financial Officer
(403) 781-5305

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Short Form Prospectus

New Issue **December 6, 2001**

PROVIDENT
ENERGY TRUST

$35,000,000
4,000,000 Trust Units

This prospectus qualifies for distribution 4,000,000 trust units ("Trust Units") of Provident Energy Trust (the "Trust"). The outstanding Trust Units of the Trust are listed on The Toronto Stock Exchange (the "TSE") and the American Stock Exchange (the "AMEX"). The TSE and the AMEX have conditionally approved the listing of the Trust Units distributed under this short form prospectus subject to the Trust fulfilling all of the listing requirements of the TSE and the AMEX on or before February 28, 2002. On December 5, 2001 the closing price of the Trust Units on the TSE and the AMEX was $8.60 per Trust Unit and U.S. $5.49 per Trust Unit, respectively. The terms of the offering of the Trust Units were determined by negotiation between Provident Energy Ltd. ("Provident"), on behalf of the Trust, and Scotia Capital Inc., on its own behalf and on behalf of National Bank Financial Inc., CIBC World Markets Inc. and Canaccord Capital Corporation (collectively, the "Underwriters"). The net proceeds of this offering will be used by the Trust to repay outstanding indebtedness related to the Trust's proposed acquisition of Richland Petroleum Corporation ("Richland"). In the event the proposed acquisition of Richland is not completed, the net proceeds will be used to fund future acquisitions, the Trust's capital expenditure program and for general corporate purposes. See "Recent Developments - Richland Arrangement" and "Use of Proceeds".

In the opinion of counsel, the Trust Units offered hereunder will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) not be precluded as investments under certain other statutes as set out under "Eligibility for Investment".

Price: $8.75 per Trust Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)(2)
Per Trust Unit............	$8.75	$0.4375	$8.3125
Total..........................	$35,000,000	$1,750,000	$33,250,000

Notes:

(1) Before deducting expenses of the offering, estimated to be $250,000, which will be paid from the general funds of the Trust.

(2) The Underwriters have been granted an option by the Trust (the "Over-Allotment Option"), exercisable for a period 30 days from the closing of the offering, to purchase up to an additional 600,000 Trust Units at the offering price solely to cover over-allotments, if any, and for market stabilization purposes. This short form prospectus qualifies both the grant of the Over-Allotment Option and the distribution of the Trust Units issuable upon the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to Public will be $40,250,000, the Underwriters' Fee will be $2,012,500 and the Net Proceeds to the Trust will be $38,237,500. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Stikeman Elliott. Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Trust Units will be available for delivery at closing, which is expected to occur on or about December 13, 2001. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

It is anticipated that the offering will close prior to December 31, 2001, which is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") to be paid on January 15, 2002. Accordingly, provided the offering closes prior to December 31, 2001, subscribers who purchase Trust Units pursuant to this offering will be eligible to receive the distribution to be paid to Unitholders on January 15, 2002. See "Record of Cash Distributions".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Trust and Provident. Consequently, the Trust may be considered to be a connected issuer of such Underwriter for the purposes of securities regulations in certain provinces. A portion of the net proceeds of the offering will be used to repay a portion of the indebtedness of the Trust to such bank. See "Relationship Among the Trust, Provident and an Underwriter" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Stikeman Elliott, based on legislation in effect on the date of this short form prospectus, the Trust Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)

Also, in the opinion of such counsel, based on representations from the Manager and the Trust as to certain factual matters, the Trust Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and will not, on the date of closing, be foreign property for the purpose of the Tax Act.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"**bbl**" means one barrel.

"**bcf**" means one billion cubic feet.

"**boe/d**" means one barrel of oil equivalent per day.

"**Mboe**" means one thousand barrels of oil equivalent.

"**mcf**" means one thousand cubic feet.

"**mcf/d**" means one thousand cubic feet per day.

"**NGL**" means natural gas liquids.

"**bbls/d**" means barrels per day.

"**boe**" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

"**mbbls**" means one thousand barrels.

"**mmbbls**" means one million barrels.

"**mmcf**" means one million cubic feet.

"**mmcf/d**" means one million cubic feet per day.

"**Acquisition Notes**" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Maxx Petroleum Ltd. effective May 25, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated May 25, 2001.

"**Initial Notes**" means the unsecured, $14.70 subordinated notes issued by Provident under the plan of arrangement involving Founders Energy Ltd., Provident and the Trust effective March 6, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated March 6, 2001, as amended.

"**Initial Royalty**" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5 percent of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme).

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons.

"**Proven Reserves**" means those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions.

"**Provident Royalties**" means collectively the Initial Royalty and the Subsequent Royalty.

"**Subsequent Royalty**" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99 percent of the net cash flow generated from the present and future oil and gas interests and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions.

"**Unitholders**" means holders of Trust Units of the Trust.

In this short form prospectus, all dollar amounts are stated in Canadian dollars except where otherwise indicated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This short form prospectus contains forward-looking statements. These statements relate to future events or the Trust's future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this short form prospectus may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Trust is under no duty to update any of the forward-looking statements after the date of this short form prospectus to conform such statements to actual results or to changes in the Trust's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Provident at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, telephone (403) 296-2233. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated June 22, 2001 (the "AIF") including the attached (i) audited financial statements of Founders Energy Ltd. ("Founders") as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon, and (ii) audited consolidated financial statements of Maxx Petroleum Ltd. ("Maxx") as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(b) management's discussion and analysis of the financial condition and operations of Founders included on pages 41 to 46 of the AIF and of Maxx included on pages 70 to 78 of the AIF;

(c) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to September 30, 2001 and for the three months ended September 30, 2001;

(d) the material change report of the Trust dated April 5, 2001 in respect of the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement; and

(e) the material change report of the Trust dated November 28, 2001 in respect of the proposed acquisition by the Trust of Richland pursuant to a plan of arrangement.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

PROVIDENT ENERGY TRUST

The Trust

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated as of January 25, 2001, among Founders and Montreal Trust Company of Canada, as amended as of March 5, 2001 (the "Trust Indenture"). The beneficiaries of the Trust are the Unitholders. The head and principal offices of the Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on the Provident Royalties, interest payments and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes. Distributable cash generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders.

The structure of the Trust and the flow of funds from the oil and gas properties of Provident to the Trust and from the Trust to Unitholders, are set forth in more detail on page 9 of the Trust's AIF incorporated herein by reference.

The information in the following table sets forth certain quarterly comparative financial data for the Trust (as the successor to Founders) and Maxx which is intended to restate certain financial results otherwise set forth in the AIF.

Selected Consolidated Quarterly Financial Information (unaudited)
Thousands of Dollars except per share data
2000 by Quarter

Founders

	First	Second	Third	Fourth
Funds flow from operations	$4,788	$4,972	$6,960	$6,844
per common share [(1)]	$0.32	$0.33	$0.46	$0.45

Note:
(1) All per share numbers have been restated to reflect the impact of the January 27, 2000 one for four share consolidation.

Maxx

	Dec. 31	Sept. 30	June 30	Mar. 31
Oil and gas sales	$23,926	$23,309	$20,725	$18,692

Provident

Provident Energy Ltd. is a corporation wholly-owned by the Trust. Provident was incorporated under the *Business Corporations Act* (Alberta) on January 17, 2001 and was amalgamated with Founders pursuant to a plan of arrangement (the "Founders Arrangement") involving the Trust, Provident and Founders effective March 6, 2001. Provident was amalgamated with Maxx effective May 25, 2001 pursuant to a plan of arrangement (the "Maxx Arrangement") involving the Trust, Provident and Maxx. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 . The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident has two wholly-owned subsidiaries, 611335 Alberta Ltd. and 873798 Alberta Ltd. Each of Provident's subsidiaries were incorporated under the *Business Corporations Act* (Alberta). The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties in which it has an interest.

Provident Management Corporation

Provident Management Corporation (the "Manager") was incorporated on January 17, 2001 under the *Business Corporations Act* (Alberta). The head and principal offices of the Manager are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of a management agreement dated as of March 6, 2001 among Provident, the Manager and the Trust, the Manager provides certain management, administrative and support services to the Trust and Provident. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident and the Trust.

RECENT DEVELOPMENTS

Richland Arrangement

On November 26, 2001, the Trust, Provident, Richland and 961982 Alberta Ltd. ("Newco") entered into an arrangement agreement (the "Arrangement Agreement") pursuant to which the Trust, Provident and Richland agreed to combine their assets and operations in accordance with a plan of arrangement (the "Richland Arrangement"). The Richland Arrangement requires the approval of at least 66q percent of the votes cast by Richland shareholders at a special meeting of Richland shareholders to be held in January 2002 as well as the satisfaction of a number of other conditions. The directors and officers of Richland and James Richardson & Sons, Limited, who collectively own approximately 33 percent of the issued and outstanding common shares of Richland on a fully diluted basis, have agreed to vote their shares in favour of the Richland Arrangement.

Under the terms of the Arrangement Agreement, Richland shareholders will receive 0.4 of a Trust Unit and one share of Newco for each issued and outstanding common share of Richland. The Arrangement Agreement provides that each issued and outstanding common share of Richland will be exchanged by Richland shareholders for one newly created Class A Share and one Class B Share of Richland. As part of the Richland Arrangement, upon completion of the sale of certain assets of Richland (the "Newco Assets") to Newco for common shares of Newco ("Newco Shares"), Richland will redeem all of the issued and outstanding Class B Shares held by Richland shareholders in consideration for the transfer of the Newco Shares held by Richland for the Class B Shares held by Richland shareholders. Each issued and outstanding Class A Share held by Richland shareholders will then be exchanged for 0.4 of a Trust Unit.

The Newco Assets to be sold by Richland to Newco as part of the Richland Arrangement are comprised of certain producing properties of Richland located in southern and northwest Alberta which represent production as at September 30, 2001 of approximately 200 boe/d, 426 mboe of proved reserves, 507 mboe of established reserves and 88,000 net acres of undeveloped lands and associated seismic data. Pursuant to the Arrangement Agreement, Provident will receive gross overriding royalties on industry standard terms on certain of the Newco properties.

The Arrangement Agreement contains representations and warranties of the Trust, Provident, Richland and Newco which are typical for acquisition transactions. Each of the Trust, Provident, Richland and Newco may terminate the Arrangement Agreement in the event such representations and warranties are not true and correct as of the effective date of the Richland Arrangement, except where the failure of which would not have a material adverse effect on such party. In addition, the Arrangement Agreement is subject to the satisfaction of a number of conditions. There can be no assurances that these conditions will be satisfied and the Richland Arrangement completed. The offering is not conditional upon the completion of the Richland Arrangement nor is the Richland Arrangement conditional upon the completion of the offering.

See also "Information Concerning Richland Petroleum Corporation" and "Effect of the Acquisitions of Maxx and Richland on the Trust".

Monthly Cash Distribution

On November 19, 2001, the Trust announced that it would pay a cash distribution of $0.20 per Trust Unit on December 14, 2001 to unitholders of record on November 30, 2001. The lower distribution level, relative to recent historical distributions, is a reflection of weaker crude oil and natural gas prices.

Commodity Price Hedging Update

The Trust has engaged in a consistent and systematic commodity price hedging program as a means of improving the predictability and stability of Trust Unit distributions. On October 22, 2001, the Trust announced that 5,000 bbls/d of heavy oil production, representing approximately 80 percent of anticipated 2002 production volumes, had been locked-in at an average all-in wellhead price of approximately $19.00/bbl. The Trust has also hedged approximately 56 percent of its heavy oil production for the fourth quarter of 2001 at an average wellhead price of $23.43/bbl.

The Trust has entered into a series of natural gas contracts totalling 10 mmcf/d or approximately 50% of anticipated 2002 natural gas production at prices between $4.05 and $6.12/mcf at AECO. In addition, the Trust has hedged 250 bbls/d or approximately 12 percent of anticipated 2002 light crude oil production at a WTI price of U.S. $20.00 to U.S. $22.90/bbl. For the fourth quarter of 2001, the Trust has hedged approximately 60 percent or 11 mmcf/d of natural gas production at an average price of $5.16/mcf at AECO and 500 bbls/d or approximately 30 percent of light crude oil production at a WTI price of U.S. $26.73/bbl.

As a result of its hedging program described above, the Trust has hedged approximately 55 percent of its anticipated 2002 oil and natural gas production.

Current Production

For the three months ended September 30, 2001, production averaged 12,093 boe/d comprised of 2,470 bbls/d of light crude oil and NGLs, 6,568 bbls/d of 15° API heavy oil and 18,324 mcf/d of natural gas, which includes production resulting from the acquisition of Maxx.

Public Offering

On August 29, 2001, the Trust completed a new issue and secondary offering of an aggregate of 3,185,500 Trust Units at a price of $10.85 per Trust Unit for net proceeds to the Trust of approximately $24.2 million. The net proceeds from that offering were initially used to reduce the indebtedness of the Trust and Provident and thereafter to fund future acquisitions and capital expenditures.

Listing of Trust Units on the AMEX

The Trust Units began trading on the AMEX on June 22, 2001 under the symbol "PVX".

Reserve Reports

The AIF, which is incorporated by reference into this short form prospectus, contains information with respect to the reserves of the Trust effective January 1, 2001 and the estimated future net cash flows, before income taxes, attributable to those reserves. This information was derived from the reports of Sproule Associates Limited ("Sproule") dated January 12, 2001 and January 17, 2001 prepared for the Trust. The AIF also contains information with respect to the reserves of certain properties of Maxx effective January 1, 2001 and the estimated future net cash flows, before income taxes, attributable to those reserves. The reports of Sproule prepared for the Trust and Maxx are collectively referred to as the "Sproule Reports". Crude oil, NGLs and natural gas prices have declined since the effective date of the Sproule Reports. The average prices utilized for constant price assumptions in the Sproule Reports were $24.56 per bbl of oil, $42.96 per bbl of NGLs and $10.91 per mcf of natural gas. The average prices received by the Trust for October 2001 were approximately $20.05 per bbl of crude oil, $21.15 per bbl of NGLs and $3.95 per mcf of natural gas. If these current prices for crude oil, NGLs and natural gas were substituted, where required, for the prices utilized for crude oil, NGLs and natural gas in the Sproule Reports, the present value of estimated future net cash flows associated with the reserves evaluated thereunder for the constant price case would be less than the amounts estimated in the Sproule Reports and the reduction in the present value of estimated future net cash flows could be significant.

INFORMATION CONCERNING RICHLAND PETROLEUM CORPORATION

The information set forth below has been supplied by Richland to the Trust and Provident for inclusion in this short form prospectus and the Trust, Provident and the Underwriters are relying thereon. The Arrangement Agreement contains representations and warranties of Richland in respect of its business, operations, financial condition and public filings, which if not true and correct, would give rise to a right of the Trust and Provident to terminate the Arrangement Agreement and not proceed with the Richland Arrangement, except where the failure of which would not have a material adverse effect on such party.

Business of Richland

Richland is a junior oil and natural gas exploration and production company engaged in exploration for and production of crude oil and natural gas in the Western Canada Sedimentary Basin and in the East Lost Hills area of California. Richland produces high quality sweet natural gas and medium to high API gravity oil primarily from three core areas in Alberta and Saskatchewan. Richland initiates and operates the majority of its prospects maintaining a high working interest in all new operations.

Richland has two wholly-owned subsidiaries, Terraquest, Inc. which was incorporated on July 2, 1996 in the state of Colorado in the United States and Coast Pacific RLP-97 Exploration Inc., a small joint venture partner, which was incorporated on May 21, 1997 in Alberta.

Recent Developments

In the third quarter, Richland drilled a total of 15 wells, 10 of which were successful, resulting in 5 (1.2 net) oil wells and 5 (4.1 net) gas wells. Production for the third quarter averaged 6,834 boe/d. Richland's production levels at its Heldar property have declined by 800 boe/d since the beginning of the year and the tie-in of wells drilled earlier in the year in Southern Alberta and at Wildwood in West Central Alberta were completed at the end of the quarter and are anticipated to enhance fourth quarter production volumes. Richland recently signed an agreement for up to 10 mmcf/d of firm gas plant processing capacity in the Eyremore area of Southern Alberta. At East Lost Hills, California, a water disposal system is to be installed early in 2002, to restore production to previous levels. A follow-up delineation well Berkley East Lost Hills #4, reached total depth of 20,800 feet during the third quarter. The well has been sidetracked and is drilling to intersect the Temblor structure on the crest of the structure. A new well testing the south part of the structure, Berkley East Lost Hills #9, is at depth of 16,000 feet, with total depth targeted to be 20,000 feet. Richland has a 4.13 percent interest in all wells in the East Lost Hills play. For additional information regarding the crude oil, NGLs and the natural gas production and reserves see "Principal Properties of Richland" and "Oil and Natural Gas Reserves of Richland".

Richland's sales for the nine months ended September 30, 2001 averaged 6,974 boe/d, with natural gas sales averaging 25.7 mmcf/d and crude oil and NGL sales averaging 2,684 bbls/d. Richland's net revenues were $50.1 million; royalties, net of Alberta Royalty Tax Credit, were $19.0 million; operating costs were $9.3 million; general administrative, interest and tax expenses were, collectively $13.8 million; cash flow from operations was $31.7 million; and net capital expenditures were $73.1 million. Capital expenditure for the nine months ended September 30, 2001 included $35.4 million of asset acquisitions primarily in the Whitecourt area of Central Alberta. For additional information regarding the financial results of Richland for the nine months ended September 30, 2001, see the Historical Consolidated Annual and Interim Financial Statements of Richland set forth herein.

Principal Properties of Richland

The following sets out the principal properties of Richland and certain operational information related thereto:

Paddle River/Heldar, Alberta

The Paddle River/Heldar area, 60 miles northwest of Edmonton, has been Richland's primary growth area for natural gas over the past two years. As at September 30, 2001, Richland had an interest in 55,200 gross (43,800 net) acres of undeveloped land in the area. Production for the nine months ending September 30, 2001 averaged 8.6 mmcf/d of natural gas and 330 bbls/d of oil and liquids. The reserve evaluation dated October 2, 2001 prepared by McDaniel & Associates Consultants Ltd. ("McDaniel") and effective as of October 1, 2001 (the "McDaniel Report") assigned 3.1 mmboe of proved reserves and 1.3 mmboe of probable reserves to this interest.

Whitecourt, Alberta

Located 15 miles northwest of Paddle River, Richland acquired an interest in 76,000 gross acres (32,600 net acres) of undeveloped land in the Whitecourt area effective January 1, 2001. This is a multi-zone area targeting natural gas with liquids, which has significant exploitation upside. Richland holds a 45 percent ownership in a 65 mmcf/d gas plant with substantial unused capacity. Production for the nine months ending September 30, 2001 averaged 50 bbls/d of oil and liquids and 7.2 mmcf/d of natural gas. The McDaniel Report assigned proved reserves of 3.5 mmboe and probable reserves of 1.2 mmboe to this interest.

Southern Alberta

Southern Alberta has been Richland's most active area in 2001, with 36 gross (27 net) wells being drilled to September 30, 2001. The area is primarily multi-zone shallow gas targets, with year-round access. At September 30, 2001, Richland had an interest in 97,000 gross (69,000 net) acres of undeveloped land in the area. Production for the nine months ending September 30, 2001 averaged 8.5 mmcf/d of natural gas and 520 bbls/d of oil and liquids. The McDaniel Report assigned 3.9 mmboe of proved reserves and 1.8 mmboe of probable reserves to this interest.

Southeast Saskatchewan

At September 30, 2001 Richland had an interest in 37,000 gross (28,500 net) acres of undeveloped land in the area. Production for the nine months ending September 30, 2001 averaged 1,600 boe/d, consisting primarily of crude oil. The McDaniel Report assigned 3.5 mmboe of proved reserves and 1.2 mmboe of probable reserves to this interest.

East Lost Hills, California

Richland's United States subsidiary has a 4.13 percent working interest in approximately 32,000 acres of exploratory land in the San Joaquin basin of California. Exploration at East Lost Hills targets the Temblor formation at depths greater than 16,000 feet. To date, the East Lost Hills consortium has drilled four wells into the feature and is currently drilling a fifth well. Richland is currently committed to spend approximately $200,000 per month on the East Lost Hills property over the next four months.

The first well into the feature blew out at a depth of 16,700 feet. A relief well was sidetracked after killing the blowout and was completed, awaiting the testing of other wells. The third well, Berkley East Lost Hills #1, was drilled to a total depth of 19,742 feet and was tied into existing facilities in the area. Production from this well has been limited to 3-5 mmcf/d pending the installation of water disposal facilities in early 2002.

~~Two other wells have been drilled and are shut-in, awaiting the results of the wells currently being drilled.~~ Two wells are currently being drilled at depths in excess of 17,000 feet. The consortium has shot a large (165 sq. mile) 3D seismic program to assist in the optimization of this gas discovery.

Oil and Natural Gas Wells

The following table summarizes, as at October 31, 2001, Richland's interests in producing and shut-in wells:

	Producing Wells(4)				Shut-in Wells (1)(4)			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)
Alberta	45	17.1	109	61.9	2	0.5	25	13.6
Saskatchewan	188	75.4	0	0	25	13.6	0	0
United States	0	0	1	0.1	0	0	3	0.1
Total	233	92.5	110	62.0	27	14.1	28	13.7

Notes:

(1) "Shut-In" wells means wells which are not producing but which may be capable of production. Shut-in wells in which Richland had an interest are located no further than 10 kilometres from gathering systems, pipelines or other means of transportation. See "Description of Principal Properties".

(2) "Gross" wells are defined as the total number of wells in which Richland had an interest. "Gross" acres means the total number of acres in which Richland had an interest.

(3) "Net" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by Richland's percentage working interest therein. "Net" acres means the aggregate of the percentage interests of Richland in the gross acres.

(4) Includes 5 gross (3.0 net) producing and 11 gross (6.5 net) shut-in wells attributable to the Newco Assets.

Production History

The following table summarizes the historical average daily production from Richland's producing properties for the periods indicated.

	Nine Months Ending September 30, 2001(1)	Years Ended December 31, 2000	1999	1998	1997	1996
Crude Oil & NGLs						
Total production (mbbls)	733	1,135	1,093	1,282	1,182	1,164
Average daily production (bbls/d)	2,684	3,101	2,995	3,511	3,239	3,180
Natural Gas						
Total production (mmcf)	9,026	8,385	4,319	1,659	1,030	1,475
Average daily production (mcf/d)	25,738	22,911	11,834	4,544	2,821	4,031
Total Production						
Total production (Mboe)	1,904	2,533	1,813	1,559	1,354	1,410
Average daily production (boe/d)	6,974	6,920	4,967	4,268	3,709	3,852

Note:

(1) Includes the average daily production of approximately 170 boe/d attributable to the Newco Assets.

Land Holdings

The following table summarizes Richland's land holdings as at December 31, 2000:

	Undeveloped[1]		Developed		Total	
(acres)	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	325,097	196,080	144,645	71,347	469,742	267,427
Saskatchewan	62,912	54,102	9,361	5,185	72,273	59,287
United States	32,000	1,322	-	-	32,000	1,322
Total	420,009	251,504	154,006	76,532	574,015	328,036

Note:
(1) Includes approximately 88,000 net acres attributable to the Newco Assets.

Seaton Jordan & Associates Ltd., independent land consultants, evaluated Richland's existing undeveloped land (including undeveloped land included in the Newco Assets) effective June 15, 2001 in their independent valuation report dated as of June 25, 2001 (the "Seaton Jordan Report"). The Seaton Jordan Report estimated the market value of these land holdings at $25.1 million.

Oil and Natural Gas Reserves of Richland

McDaniel evaluated certain properties in which Richland had an interest as of October 1, 2001 in the McDaniel Report. In preparing the McDaniel Report, McDaniel updated their previous report dated January 1, 2001. The McDaniel Report included recent production data for all wells, including the new 2001 drilling activities and contained a detailed evaluation of Richland's acquisition at Whitecourt. Other engineering, geological or economic data required to conduct the evaluation and upon which the McDaniel Report is based, was obtained from public records, other operators and from McDaniel's non-confidential files. The extent and character of all factual information supplied by Richland including ownership, well data, production prices, revenue and operating costs, contracts and other relevant data were relied upon by McDaniel using their January 1, 2001 report. The accuracy of all factual data supplied by third parties was accepted as represented and neither title searches nor field inspections were conducted.

The following is a summary, as at October 1, 2001, of the McDaniel Report's estimate of Richland's crude oil, NGLs and natural gas reserves attributable to the properties and the present worth value of the estimated future net cash flows associated with such reserves, based on escalated and constant price and cost assumptions. The tables summarize the data contained in the evaluations and as a result may contain slightly different numbers than the evaluations due to rounding. **All future cash flows are stated prior to provision for income taxes, interest, general and administrative expenses and indirect costs and after deduction of royalties and estimated future capital expenditures. It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of Richland's crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein. The probable additional reserve volumes and the present value of estimated future cash flows from such reserves as shown in the tables have been reduced by a factor of 50 percent to account for risk.**

The following summary includes reserves attributable to the Newco Assets and the present worth value of the estimated future net cash flows associated with such reserves. In the escalated price case, the Newco Assets represent established reserves of 507 mboe with the associated present worth value of the estimated future net cash flows undiscounted and discounted at 10%, 15% and 20% of $8.6 million, $6.9 million, $6.3 million and $5.7 million respectively. In the constant price case, the Newco Assets represent established reserves of 543 mboe with the associated present worth value of the estimated future net cash flows undiscounted and discounted at 10%, 15% and 20% of $7.1 million, $5.5 million, $5.0 million and $4.5 million respectively.

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Escalated Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	4,205	726	43,991	3,545	490	33,296	201,342	144,849	128,277	115,728
Non-Producing	319	121	13,013	260	83	9,516	42,697	28,427	25,170	22,795
Undeveloped	255	77	2,503	214	61	1,908	10,887	7,668	6,583	5,719
Total Proved	4,779	924	59,507	4,019	634	44,722	254,926	180,944	160,030	144,242
Probable[6]	920	286	13,416	767	208	10,251	54,574	29,162	23,338	19,349
TOTAL	5,699	1,210	72,923	4,786	842	54,973	309,500	210,106	183,368	163,591

Oil and Natural Gas Reserves and Present Value of Estimated Future Cash Flows of Richland Based on Constant Price Assumptions

	Gross Reserves			Net Reserves			Present Worth Value Discounted at			
	Oil	NGLs	Natural Gas	Oil	NGLs	Natural Gas	0 %	10 %	15 %	20 %
	(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mmcf)	(thousands of dollars)			
Proved Reserves										
Producing	4,222	726	44,002	3,532	490	34,202	155,073	107,063	93,505	83,404
Non-Producing	318	125	13,207	254	85	9,932	22,713	13,810	11,987	10,699
Undeveloped	255	78	2,563	212	61	1,948	9,737	6,361	5,273	4,427
Total Proved	4,796	929	59,773	3,998	635	46,082	187,523	127,234	110,764	98,530
Probable [6]	922	286	13,439	760	208	10,517	42,472	21,185	16,592	13,495
TOTAL	5,718	1,215	73,212	4,758	843	56,599	229,995	148,419	127,356	112,025

Notes:

(1) "Gross" means Richland's working interests and/or royalty interests share of reserves before deducting royalties owned by others. "Net" means Richland's working interests and/or royalty interests share of reserves after deducting the amounts attributable to the royalties owned by others. In order to estimate reserves after giving effect to the deduction of provincial royalties, certain assumptions must be made including forecasts of future prices and production. The net reserves are based on forecasts prepared by McDaniel of these and other factors necessary to estimate provincial and other royalties.

(2) "Proved reserves" means those reserves estimated as recoverable under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(3) "Proved producing reserves" means those proved reserves that are actually on production, or if not producing, that could be recovered from existing wells or facilities and where the reasons for the current non-producing status is the choice of the owner. An illustration of such a situation is where a well or zone is capable but is shut-in because its deliverability is not required to meet contract commitments. Reserves assigned to non-producing zones in producing wells were classified as producing if the reserve quantities were estimated to be minor relative to Richland's reserves in the area.

(4) "Proved non-producing reserves" are those non-producing proved reserves from existing wells that require relatively minor capital expenditures to produce.

(5) "Proved undeveloped reserves" are those reserves expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure will be required.

(6) "Probable additional reserves" means those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above that estimated in the proved category which can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future. A risk adjustment factor of 50 percent to allow for geological and engineering risks associated with probable reserves has been applied to the McDaniel Report.

(7) The constant price assumptions assume the continuance of current laws, regulations and productions costs in effect on the date of the McDaniel Report. The constant oil and gas price assumptions are based on the September 2001 average WTI oil price of US $26.23 per barrel and the September 2001 average Alberta natural gas price of Cdn $2.41 per thousand cubic feet. Prices, production and capital costs have not been adjusted for the effects of inflation.

(8) Escalated prices used based on McDaniel's price forecasts at July 1, 2001 are as follows:

	Crude Oil		
	WTI at Cushing $U.S./barrel	Light Sweet Crude at Edmonton $CDN/barrel	Natural Gas Average Alberta $CDN/MMBTU
2001	27.50	41.30	5.55
2002	25.00	36.30	5.25
2003	23.00	32.30	4.95
2004	22.90	31.20	4.60
2005	23.40	31.00	4.50
2006	23.90	31.60	4.50
2007	24.40	32.30	4.30
2008	24.90	33.00	4.15
2009	25.40	33.60	4.05
2010	25.90	34.30	4.15

(9) The Canadian dollar exchange rate for United States dollars is assumed to be $0.65 = $1.00 CDN for 2001, $0.67 U.S. = $1.00 CDN for 2002, $0.69 U.S. = $1.00 CDN for 2003, $0.71 U.S. = $1.00 CDN for 2004 and $0.73 U.S. = $1.00 CDN from 2004 for the life of the forecast.

(10) Capital and operating costs were escalated from 2000 values using inflation forecasts of 2 percent per year in the escalated price cases.

(11) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the escalated price case are $12.6 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the escalated price case are $2.5 million (2001) and $8.3 million (2002).

(12) The estimated total capital expenditures necessary to achieve the estimated future net production revenue from total proved and probable reserves in the constant price case are $12.4 million. The estimated capital expenditures required to produce the estimated total proved and probable reserves in each of the first two years in the constant price case are $2.5 million (2001) and $8.2 million (2002).

(13) Alberta gas cost allowance and Jumping Pound allowances on remaining undepreciated capital basis were included in the economic evaluation. Mineral taxes on freehold interests were also included.

(14) ARTC has been included in this analysis in the corporate cash flows.

EFFECT OF THE ACQUISITIONS OF MAXX AND RICHLAND ON THE TRUST

The following table sets out certain operational information for the Trust, Maxx and Richland and certain pro forma combined operational information after giving effect to the acquisition by the Trust of Maxx, the proposed acquisition by the Trust of Richland and certain other adjustments.

Selected Pro Forma Combined Operational Information

	The Trust	Maxx[(1)]	Richland[(3)]	Pro Forma Combined[(3)]
Average Daily Production (before royalties, for the quarter ended September 30, 2001)				
Crude oil and NGLs (bbls/d)	9,038	-	2,457	11,495
Natural gas (mcf/d)	18,324	-	25,015	43,339
Oil equivalent (boe/d)	12,093	-	6,625	18,718
Proven Reserves (before royalties, as at January 1, 2001 for the Trust and Maxx and as at October 1, 2001 for Richland)				
Crude oil and NGLs (mbbls)	6,649	14,604	5,516	26,769
Natural gas (mmcf)	23,831	19,306	58,071	101,208
Oil equivalent (mboe)	10,621	17,822	15,195	43,638
Established Reserves: Total Proven and Risked Probable Reserves[(2)] (before royalties, as at January 1, 2001 for the Trust and Maxx and as at October 1, 2001 for Richland)				
Crude oil and NGLs (mbbls)	7,996	16,577	6,677	31,250
Natural gas (mmcf)	30,569	21,244	71,269	123,082
Oil equivalent (mboe)	13,091	20,118	18,555	51,764

Notes:

(1) The average daily production volumes for Maxx are included with the Trust.

(2) Probable reserves for the escalating case scenario have been reduced by 50 percent for risk.

(3) Operational and reserve results attributable to the Newco Assets have not been included. See "Recent Developments - Richland Arrangement".

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for the Trust, Maxx and Richland and certain pro forma consolidated financial information after giving effect to the acquisition by the Trust of Maxx, the proposed acquisition by the Trust of Richland and certain other adjustments. **The following information should be read in conjunction with the Unaudited Pro Forma Consolidated Financial Statements of the Trust set forth herein, including the notes thereto.**

	For the Year Ended December 31, 2000			
	The Trust[(1)]	Maxx	Richland	Pro Forma Consolidated[(2) (4)]
	(pro forma unaudited)	(audited)	(audited)	(unaudited)
		(stated in thousands of dollars, except Trust Units)		
Revenue	49,226	86,652	77,281	205,457
Cash flow from operations[(3)]	24,097	36,603	36,725	90,205
Net income	7,106	8,425	7,065	5,234
Trust Units outstanding - basic (thousands as at December 31, 2000)	7,094	-	-	26,076

Notes:

(1) The pro forma Trust financial information incorporates Founders' audited consolidated financial statements adjusted to reflect the March 5, 2001 plan of arrangement as if it occurred on January 1, 2000.

(2) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(3) Cash flow from operations is before changes in non-cash working capital.

(4) Financial results attributable to the Newco Assets have not been included.

	For the Nine Months Ended September 30, 2001		
	The Trust[(1)]	Richland[(2)]	Pro Forma Consolidated[(3) (5)]
	(pro forma unaudited)	(unaudited)	(unaudited)
		(stated in thousands of dollars, except Trust Units)	
Revenue	102,508	69,087	169,418
Net income (loss)	(32,969)	8,320	(30,333)
Cash flow from operations[(4)]	45,534	31,650	76,029
Total Assets	231,487	196,526	515,194
Long term debt and working capital	64,774	83,649	149,935
Equity	97,015	70,536	206,161
Trust Units outstanding - basic (thousands as at September 30, 2001)	17,022	–	28,511

Notes:

(1) The pro forma Trust financial information incorporates the results of the Trust from March 6, 2001 to September 30, 2001, the pro forma adjusted results of Founders from January 1, 2001 to March 5, 2001 and the pro forma adjusted results of Maxx from January 1, 2001 to May 25, 2001. See the notes to the Unaudited Pro Forma financial statements set forth herein for assumptions and adjustments.

(2) The Richland financial information was obtained from Richland's unaudited financial statements for the nine months ended September 30, 2001.

(3) See the notes to the Unaudited Pro Forma Consolidated Financial Statements set forth herein for assumptions and adjustments. The Unaudited Pro Forma Consolidated Financial Statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results expected in future periods.

(4) Cash flow from operations is before changes in non-cash working capital.

(5) Financial results attributable to the Newco Assets have not been included.

DETAILS OF THE OFFERING

The offering consists of 4,000,000 Trust Units and up to an additional 600,000 Trust Units if the Over-Allotment Option (as defined below) is exercised in full, at a price of $8.75 per Trust Unit.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. A complete description of the redemption rights associated with the Trust Units is described under "Information Concerning Provident Energy Trust and Provident Energy Ltd." in the AIF. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the trustee of the Trust or any other person pursuant to the Trust Indenture.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates, and may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, requires approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than 66 2/3 percent of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than 66 2/3 percent of the outstanding Trust Units. The Trust Indenture also restricts non-resident ownership of Trust Units to less than 50 percent of the outstanding Trust Units at any time in order to maintain its status as a mutual fund trust under the Tax Act. More information regarding this restriction is set forth at pages 15 and 16 of the Trust's AIF incorporated herein by reference.

Unitholders of record on the last business day of each calendar month or such other day as determined by the Trust are entitled to receive cash distributions of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated November 26, 2001 (the "Underwriting Agreement") among the Trust, Provident, the Manager and the Underwriters, the Trust has agreed to issue and sell an aggregate of 4,000,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on December 13, 2001 or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $8.75 per Trust Unit by the Underwriters to the Trust. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.4375 per Trust Unit for Trust Units issued and sold by the Trust for an aggregate fee payable by the Trust of $1,750,000, in consideration for their services in connection with this offering.

The Underwriters have been granted an option by the Trust (the "Over-Allotment Option"), exercisable for a period of 30 days from the closing of this offering, to purchase up to an additional 600,000 Trust Units at a price of $8.75 per Trust Unit solely to cover over-allotments, if any, and for market stabilization purposes. If the Underwriters exercise such Over-Allotment Option in full, the Trust will receive total gross proceeds of an additional $5,250,000, net of commissions thereon to the Underwriters of $262,500. This short form prospectus also qualifies for distribution the Over-Allotment Option and any Trust Units that are issued pursuant to the exercise of the Over-Allotment Option.

The terms of the offering of the Trust Units were determined by negotiation between Provident, on behalf of the Trust, and the Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to, purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust and Provident will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSE and the AMEX relating to market stabilization and passive market-making activities. In connection with the offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Trust Units will be available for delivery at the closing of the offering, which is expected to occur on or about December 13, 2001.

The TSE and the AMEX have conditionally approved the listing of the Trust Units distributed by the Trust under this short form prospectus subject to the Trust fulfilling all of the listing requirements of the TSE and the AMEX on or before February 28, 2002.

The Trust has agreed with the Underwriters that it will not, for the period ending 90 days after the closing of the offering, issue or sell any Trust Units or any securities convertible into or exchangeable for Trust Units, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, such consent not to be unreasonably withheld, other than the issuance of Trust Units pursuant to the trust unit option plan of the Trust, any issuance of Trust Units in payment of certain fees of the Manager and the issuance of Trust Units pursuant to the Arrangement Agreement.

The Trust Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and sell the Trust Units to institutional "accredited investors" (as such term is defined in Regulation D under the 1933 Act) in the United States provided such offers and sales are made in accordance with certain private placement exemptions under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of the offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at September 30, 2001, and as at October 31, 2001, both before and after giving effect to the offering and the Richland Arrangement:

Designation	Authorized	As at September 30, 2001 (unaudited)	As at October 31, 2001 before giving effect to the offering and the Richland Arrangement (unaudited)	As at October 31, 2001 after giving effect to the offering and the Richland Arrangement (unaudited)(5)
Long Term Debt (1)	-	$59,900,000	$61,950,000	$107,073,000 (6)(7)
Unitholders' Equity (2)	Unlimited	$97,015,000 (3)	$97,015,000 (4)	$239,160,000 (4)(8)(9)
		(17,022,321 Trust Units)	(17,022,321 Trust Units)	(32,511,321 Trust Units)

Notes:

(1) As at September 30, 2001, the Trust had a revolving demand facility (the "Credit Facility") to a maximum of $85 million which bears interest in accordance with a pricing grid based on Provident's debt to cash flow multiple calculated using the most recent quarterly cash flow on an annualized basis. Based on Provident's cash flow for the three months ended September 30, 2001, the interest rate pursuant to the pricing grid is equal to the prime rate plus 0.75 percent. The Credit Facility is secured by a first fixed and floating charge debenture in the minimum face amount of $125 million, a general assignment of book debts, a negative pledge and, if determined necessary by the lenders, an undertaking to provide first charges over major petroleum and natural gas reserves of Provident. As at October 31, 2001 the Trust had drawn $61.95 million against the Credit Facility.

(2) As at September 30, 2001, the Trust had issued options to purchase 619,900 Trust Units to employees, directors and officers of Provident.

(3) As at September 30, 2001, the Trust's Unitholders' equity consisted of $154,636,000 of net capital contributions less $31,755,000 of accumulated loss and $25,866,000 of accumulated cash distributions.

(4) Excludes the net income and cash distributions for the month of October, 2001.

(5) Based on the issuance of 4,000,000 Trust Units by the Trust for an aggregate of $35,000,000, less the Underwriters' fee of $1,750,000 and expenses of the issue estimated to be $250,000.

(6) Long Term Debt reflects the net proceeds of the offering to the Trust of $33,000,000 after deducting underwriting fees and other expenses of the issue estimated to be $1,750,000 and $250,000, respectively.

(7) $102,085,500 if the Over-Allotment Option is exercised in full.

(8) $244,147,500 (33,111,321 Trust Units) if the Over-Allotment Option is exercised in full.

(9) Assumes 11,489,000 Trust Units are issued in connection with the Richland Arrangement. See "Recent Developments".

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSE under the trading symbol "PVE.UN" and the AMEX under the trading symbol "PVX". The following table sets forth the closing price range and trading volume of the Trust Units as reported by the TSE and the AMEX for the periods indicated:

The Toronto Stock Exchange

Period	High	Low	Volume
2001			
March 12-31(1)	$11.55	$10.50	681,900
April..	$12.50	$10.92	1,261,500
May...	$12.50	$11.61	2,478,500
June...	$12.25	$10.25	1,694,500
July	$11.50	$ 9.25	864,200
August	$11.29	$10.50	1,729,760
September..	$10.60	$8.90	1,050,691
October	$10.15	$8.90	1,928,515
November	$9.70	$8.65	1,417,654
December (1-5)...	$8.60	$8.60	210,784

Note:

(1) The Trust Units were listed for trading on the TSE on March 12, 2001.

On December 5, 2001, the closing price per Trust Unit on the TSE was $8.60.

The American Stock Exchange

Period	High	Low	Volume
2001			
June 22-30[1]	U.S. $8.05	U.S. $6.80	106,900
July	U.S. $7.60	U.S. $6.51	178,900
August	U.S. $7.49	U.S. $6.80	538,900
September	U.S. $6.80	U.S. $5.65	433,300
October	U.S. $6.55	U.S. $5.70	564,300
November	U.S. $6.11	U.S. $5.52	604,300
December (1-5)	U.S. $5.53	U.S. $5.49	78,600

Note:

(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

On December 5, 2001, the closing price per Trust Unit on the AMEX was U.S. $5.49

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001	
April	0.25
May	0.25
June	0.30
July	0.30
August	0.30
September	0.27
October	0.27
November	0.20
Total	**$2.14**

Note:

(1) The Trust anticipates that its monthly cash distribution payable on December 14, 2001 to Unitholders of record on November 30, 2001 will be $0.20 per Trust Unit.

The Trust intends to make cash distributions on the 15th day of each month to holders of Trust Units of record on the immediately preceding record date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses. In addition, holders of Trust Units may, at the discretion of the trustee of the Trust, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes or Acquisition Notes (or, following completion of the Richland Arrangement, the notes issued by Provident to the Trust in connection with the proposed acquisition of Richland), as the case may be. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes (and, following completion of the Richland Arrangement, the notes issued by Provident to the Trust in connection with the proposed acquisition of Richland), to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

It is anticipated that the offering will close prior to December 31, 2001, which is the record date of the distribution by the Trust to Unitholders to be paid on January 15, 2002. Accordingly, provided the offering closes prior to December 31, 2001, subscribers who purchase Trust Units pursuant to the offering will be eligible to receive the distribution to be paid to Unitholders on January 15, 2002.

USE OF PROCEEDS

The net proceeds of this issue to the Trust, after payment of the Underwriters' fee of $1,750,000 and expenses of the issue estimated to be $250,000, will be approximately $33,000,000. If the Over-Allotment Option is exercised in full, the net proceeds of this issue to the Trust, after payment of the Underwriters' fee of $2,012,500 and expenses of the issue estimated to be $250,000, will be approximately $37,987,500. The net proceeds to the Trust will be used to repay outstanding indebtedness related to the Trust's proposed acquisition of Richland. In the event the Richland Arrangement is not completed, the net proceeds will be used to fund future acquisitions, the Trust's capital expenditure program and for general corporate purposes. In the event the Richland Arrangement is not completed and the Trust does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions. See also "Relationship Among the Trust, Provident and an Underwriter".

RELATIONSHIP AMONG THE TRUST, PROVIDENT AND AN UNDERWRITER

National Bank Financial Inc., one of the Underwriters, is an indirect wholly-owned subsidiary of one of the lenders to the Trust and Provident pursuant to the Credit Facility. Accordingly, the Trust may be considered a connected issuer of National Bank Financial Inc. under applicable securities laws.

As at October 31, 2001, $61.95 million was outstanding under the Credit Facility. A portion of the net proceeds of the offering will be used to repay a portion of the indebtedness of the Trust to National Bank of Canada, which is the parent company of National Bank Financial Inc. Each of the Trust and Provident are in compliance with all material terms of the agreement governing the Credit Facility, and none of the lenders under the Credit Facility have waived any material breach by the Trust or Provident of that agreement since its execution. Neither the financial position of the Trust and Provident nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Provident, on behalf of the Trust and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of the offering, National Bank Financial Inc. will receive its share of the Underwriters' fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Stikeman Elliott the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Trust Units as capital property and deals at arm's length with the Trust. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Unitholders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (i) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (iii) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Trust Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Trust Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Trust Units pursuant to this offering, having regard to their particular circumstances.

Status of the Trust

Based on representations of the Manager, and based on the assumption that the Trust will file an election under the Tax Act to cause the Trust to be deemed to be a "mutual fund trust" from the date of creation, the Trust currently qualifies, and will qualify on the date of the closing of this offering, as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to so qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of non-residents. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below. Certain material consequences of losing mutual fund trust status are as follows: (1) Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), registered education savings plans ("RESP") or deferred profit sharing plans ("DPSP") (collectively "Exempt Plans") upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1 percent of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency. (2) The Trust would be required to pay a tax under Part XII.2 of the Tax Act in respect of amounts distributed to non-resident persons if it ceases to be a mutual fund trust. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax. (3) The Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust. (4) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year only if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Provident Royalties. The Trust will also be required to include in its income all interest, including interest on the Initial Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of Provident, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, prorated for short taxation years, any costs incurred by it in connection with the issuance of Trust Units. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10 percent on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, prorated for short taxation years. The cost of the Provident Royalties will be an addition to the Trust's cumulative COGPE account. Amounts which the Trust may be required to pay in the future pursuant to the deferred purchase price obligation in respect of the Subsequent Royalty will also be added to the Trust's cumulative COGPE account in the year incurred. Where, as a result of a sale of a property by Provident and the extinguishment of the Provident Royalties with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Trust may deduct in computing its income for a year a "resource allowance" equal to 25 percent of its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The Trust may not deduct Crown charges reimbursed by it to Provident in the year in respect of the Initial Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income will be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue its own notes ("Redemption Notes") to finance the redemption of Trust Units. Income of the Trust utilized for the purposes of making interest and principal payments under the Redemption Notes will also be payable to the holders of the Trust Units in the form of Reinvested Trust Units rather than by way of cash distributions. Interest payable by the Trust on Redemption Notes will not be deductible in the calculation of its income.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "Deemed Proceeds"), and such Deemed Proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will generally be reduced by such amount. To the extent that the adjusted cost base to a Unitholder of a Trust Unit is less than zero at the end of a taxation year, such negative amount will be deemed to be a capital gain of the Unitholder from the disposition of the Trust Unit in that year.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Where Trust Units are redeemed and Initial Notes or Redemption Notes are distributed to the Unitholder in satisfaction of the redemption price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Initial Notes or Redemption Notes so distributed (excluding any amount payable by the Trust which must otherwise be included in the Unitholder's income as described above). A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust.

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3 percent on certain investment income, including taxable capital gains.

Where the Trust distributes property of the Trust, other than a royalty, to a Unitholder on a redemption of Trust Units, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year) less the amount, if any, by which the income or capital gain realized by the Trust on such distribution exceeds the portion, if any, of such income or capital gain that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year. Where the property that is distributed to the Unitholder is a royalty, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds. The cost to a Unitholder of any property distributed to the Unitholder by the Trust will be deemed to be equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year).

The adjusted cost base of any Initial Note or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Initial Note or Redemption Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Initial Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Initial Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Initial Note, an offsetting deduction may be available.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Unitholder").

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, such amount will be subject to Canadian withholding tax at the rate of 25 percent, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15 percent where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention, (1980).

A capital gain realized by a Non-Resident Unitholder from a disposition or deemed disposition of a Trust Unit will not be subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will generally not constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25 percent of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable to a Non-Resident Unitholder on an Initial Note or Redemption Note will generally be subject to Canadian withholding tax at the rate of 25 percent, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding generally is reduced to 10 percent of the interest payable where such interest is paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States for purposes of the Canada-United States Income Tax Convention (1980).

If the Trust ceases to qualify as a mutual fund trust, there may be adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Stikeman Elliott, Calgary, Alberta.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF. In addition, in the event the Richland Arrangement is not completed and the Trust does not utilize the proceeds of the offering to fund additional acquisitions or capital expenditures in a timely manner, the issuance of Trust Units pursuant to the offering will be dilutive to future cash distributions.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 425 - 1st Street S.W., Suite 1200, Calgary, Alberta, T2P 3V7.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Stikeman Elliott, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units of the Trust. As of the date hereof, the partners of PricewaterhouseCoopers LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. As of the date hereof, the principals of Sproule Associates Limited, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units of the Trust. As of the date hereof, the principals of Seaton Jordan & Associates Ltd., independent land appraisers, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. As of the date hereof, the principals of McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1 percent of the Trust Units of the Trust.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Compilation Report

To the Trustee of
Provident Energy Trust

We have reviewed as to the compilation only, the accompanying unaudited pro forma consolidated balance sheet of **Provident Energy Trust** (the "Trust") as at September 30, 2001 and the unaudited pro forma consolidated statements of operations and cash available for distribution of the Trust for the nine month period ended September 30, 2001 and for the year ended December 31, 2000, which have been prepared for inclusion in the prospectus of the Trust dated December 6, 2001 relating to the issuance of trust units of the Trust. In our opinion, the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations and cash available for distribution have been properly compiled to give effect to the proposed transactions and assumptions described in notes 1, 2, 3 and 4 thereto of the September 30, 2001 unaudited pro forma consolidated financial statements and the December 31, 2000 unaudited pro forma consolidated statement of operations and cash available for distribution. These financial statements are the responsibility of the Trust's management.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
December 6, 2001

Provident Energy Trust
Unaudited Pro forma Consolidated Balance Sheet
As at September 30, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Richland Petroleum Corporation $	Purchase Adjustments $ (note 3)	Combined $
Assets				
Current assets				
Cash	23	-	-	23
Accounts receivable	14,094	13,100	-	27,194
Marketable securities	-	2	-	2
Prepaid and deposits	1,052	-	-	1,052
	15,169	13,102		28,271
Cash reserved for future site restoration	299	-	-	299
Long-term investments	-	35	-	35
Property, plant and equipment	335,211	317,680	87,181	740,072
Accumulated depletion and depreciation	(119,192)	(134,291)	-	(253,483)
	231,487	196,526	87,181	515,194
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	14,888	20,525	1,512	36,925
Cash distribution payable to unitholders	4,596	-	-	4,596
Due to related parties	559	-	-	559
	20,043	20,525	1,512	42,080
Long-term debt	59,900	76,226	-	136,126
Deferred lease obligation	568	-	-	568
Provision for future site restoration	5,559	2,169	-	7,728
Future income taxes	48,402	27,070	47,060	122,532
Unitholders'/Shareholders' Equity				
Capital contributions/share capital	154,636	58,926	50,219	263,781
Accumulated (loss)/retained earnings	(31,755)	11,610	(11,610)	(31,755)
Accumulated cash distributions	(25,866)	-	-	(25,866)
	97,015	70,536	38,609	206,160
	231,487	196,526	87,181	515,194

Provident Energy Trust
Unaudited Pro forma Consolidated Statement of Operations and Cash Available for Distribution
For the nine month period ended September 30, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Trust adjustments $ (note 4(a))	Maxx Petroleum Ltd. $	Maxx adjustments $ (notes 4(b),(d))	Richland Petroleum Corp. $	Richland adjustments $ (notes 4(b), (d))	Combined $
Revenue							
Gross production revenue	56,603	12,348	35,487	(1,930)	69,087	(2,177)	169,418
Less: Royalties – net of ARTC	9,959	1,969	8,816	(348)	18,975	(96)	39,275
	46,644	10,379	26,671	(1,582)	50,112	(2,081)	130,143
Expenses							
Production	13,606	1,909	8,418	(317)	9,261	(401)	32,476
General and administrative	2,337	618	1,677	-	2,296	-	6,928
Interest	2,034	484	621	907	3,716	-	7,762
Depreciation, depletion and amortization	85,907	2,806	7,923	8,373	19,054	7,337	131,400
Management fees	1,118	169	-	340	-	783	2,410
Reorganization/(other)	-	-	1,297	-	(301)	-	996
	105,002	5,986	19,936	9,303	34,026	7,719	181,972
***Earnings (loss) before* income taxes**	(58,358)	4,393	6,735	(10,885)	16,086	(9,800)	(51,829)
Income taxes (recovery)							
Capital/current	865	242	253	-	3,020	(838)	3,542
Future	(26,609)	1,871	2,869	(4,637)	4,746	(3,278)	(25,038)
	(25,744)	2,113	3,122	(4,637)	7,766	(4,116)	(21,496)
Net (loss) income for the period	(32,614)	2,280	3,613	(6,248)	8,320	(5,684)	(30,333)
Add back (deduct) amounts to *reconcile to cash available for* distribution							
Depletion, depreciation and amortization							131,400
Future income tax (recovery)							(25,038)
Contribution to reclamation fund							(901)
Cash available for distribution(1)							75,128

(1) Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

(in thousands of Canadian dollars)

	Founders Energy Ltd. $	Trust adjustments $ (note 4(c))	Maxx Petroleum Ltd. $	Maxx adjustments $ (notes 4(b),(d))	Richland Petroleum Corp. $	Richland adjustments $ (notes 4(b), (d))	Combined $
Revenue							
Gross production revenue	49,226	-	86,652	(18,546)	77,281	10,844	205,457
Less: Royalties – net of ARTC	9,921	-	19,680	(3,640)	22,475	3,460	51,896
	39,305	-	66,972	(14,906)	54,806	7,384	153,561
Expenses							
Production	9,701	-	20,529	(3,081)	11,243	1,545	39,937
General and administrative	1,748	-	2,778	-	2,597	-	7,123
Interest	3,265	(1,125)	4,781	(1,981)	3,243	1,267	9,450
Depreciation, depletion and amortization	11,755	(383)	20,730	12,369	21,354	12,603	78,428
Management fees	-	592	-	692	-	988	2,272
Reorganization	-	-	1,425	-	-	-	1,425
	26,469	(916)	50,243	7,999	38,437	16,403	138,635
Earnings (loss) before income taxes	12,836	916	16,729	(22,905)	16,369	(9,019)	14,926
Income taxes (recovery)							
Capital	1,027	-	856	-	1,185	81	3,149
Future	5,212	407	7,448	(10,170)	8,119	(4,473)	6,543
	6,239	407	8,304	(10,170)	9,304	(4,392)	9,692
Net income (loss) for the year	6,597	509	8,425	(12,735)	7,065	(4,627)	5,234
Add back (deduct) amounts to *reconcile to cash available for* distribution							
Depletion, depreciation and amortization							78,428
Future income tax							6,543
Contribution to reclamation fund							(1,302)
Cash available for distribution[1]							88,903

[1]Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

(in thousands of dollars)

1. Basis of presentation

The pro forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of Maxx Petroleum Ltd. ("Maxx") and Richland Petroleum Corporation ("Richland"). Maxx and Richland are involved in oil and gas exploration, development and production in Canada. These pro forma consolidated financial statements have been prepared for inclusion in the prospectus of the Trust dated December 6, 2001 relating to the issuance of trust units of the Trust.

The September 30, 2001 pro forma consolidated financial statements have been prepared from:

(a) Provident's unaudited consolidated financial statements as at September 30, 2001 and for the period March 6, 2001 to September 30, 2001.

(b) Maxx's unaudited consolidated statement of operations for the period January 1, 2001 to May 25, 2001.

(c) Richland's unaudited consolidated financial statements as at September 30, 2001 and for the nine months then ended.

The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared from:

(d) Founders Energy Ltd.'s ("Founders") audited financial statements as at and for the year ended December 31, 2000. Under a plan of arrangement approved by the shareholders of Founders on March 5, 2001, Founders amalgamated with Provident Energy Ltd., a wholly-owned subsidiary of Provident, and continued under the name "Provident Energy Ltd."

(e) Maxx's audited consolidated financial statements as at and for the year ended December 31, 2000 with related adjustments.

(f) Richland's audited consolidated financial statements as at and for the year ended December 31, 2000 with related adjustments.

In the opinion of the management of Provident, the pro forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The September 30, 2001 pro forma consolidated balance sheet gives effect to the transactions as if the transactions occurred on September 30, 2001; the September 30, 2001 and December 31, 2000 pro forma consolidated statements of operations and cash available for distribution give effect to the transactions as if they occurred on January 1, 2001 and January 1, 2000 respectively.

The pro forma consolidated financial statements may not be indicative of the results of operations or cash available for distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

The pro forma consolidated financial statements should be read in conjunction with the published audited December 31, 2000 consolidated financial statements of Founders, Maxx and Richland, the unaudited March 31, 2001 consolidated financial statements of Maxx, the unaudited September 30, 2001 consolidated financial statements of Provident and Richland and the Founders' Plan of Arrangement.

(in thousands of dollars)

2. Acquisition of Maxx

On March 26, 2001, Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement (the "Plan"). On May 25, 2001, the Maxx shareholders voted in favour of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 trust units with an ascribed value of $87.0 million. In addition, a total of 19,600 Trust Units were issued pursuant to the Plan to the directors of Maxx holding share appreciation rights of Maxx.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001, Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	**$**
Property, plant and equipment	203,864
Working capital deficiency	(9,578)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(398)
	126,355
Consideration	
Cash	35,408
Trust Units issued	87,009
Acquisition costs incurred	3,938
	126,355

3. Acquisition of Richland

On November 26, 2001, Provident and Richland entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Richland through a Plan of Arrangement (the "Plan").

The purchase of Richland for aggregate consideration of $110,657 consists of $1,512 in net acquisition costs and the issue of 11,489,000 trust units with a prescribed value of $109,145. The preceding is based on 0.40 of a trust unit for each Richland share. The transaction is accounted for using the purchase method of accounting and assumes all Richland shares have been acquired pursuant to the Plan.

	$
Fair value of Provident units issued	109,145
Acquisition costs related to the offer	7,600
Proceeds from Richland stock options	(6,088)
	110,657
Book value of assets acquired	70,536

(in thousands of dollars)

	$
Purchase price adjustment – unadjusted	40,121
Adjustment for future income taxes	47,060
Purchase price adjustment – total[1]	87,181

[1] Allocated to property, plant and equipment

The number of issued and outstanding shares of Richland at the date of the transaction is assumed to be 28,723,000. This balance consists of 26,773,000 issued and outstanding shares of Richland as well as the exercise of 1,950,000 in the money stock options.

Richland's future tax has been adjusted to reflect book values in excess of the tax pools at the date of the transaction.

4. Pro forma adjustments and assumptions

(a) The September 30, 2001 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the conversion to a trust took place on January 1, 2001.

(i) The operational results for Founders from the period January 1, 2001 to March 5, 2001 have been included.

(ii) Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year. For the purposes of these statements, the total return fee adjustment is assumed to be nil.

(iii) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

(b) The September 30, 2001 and December 31, 2000 pro forma consolidated statements of operations and cash available for distribution has been prepared as if the transactions took place on January 1, 2001 and on January 1, 2000, respectively.

(i) Interest on the cash portion of the acquisitions has been calculated using a weighted average interest rate of 6.5 percent and 7.6 percent, respectively.

(ii) Depletion and depreciation has been adjusted to reflect the pro forma value of the oil and gas assets, as if the acquisitions had occurred at the beginning of the year.

(iii) Management fees of two percent of operating income have been calculated as if the transactions occurred at the beginning of the year. For purposes of these statements, the total return fee adjustment is assumed to be nil.

(iv) Alberta Royalty Tax Credits have been reduced to reflect the maximum claim allowed under association rules.

(v) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

(c) The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the conversion to a trust took place on January 1, 2000.

(in thousands of dollars)

(i) Interest has been adjusted to reflect the early conversion of the subordinated debenture.

(ii) Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year. For purposes of these statements, the total return fee adjustment is assumed to be nil.

(iii) The future income tax expense has been adjusted to reflect the impact of earnings of the transaction at the maximum statutory rate.

(d) The December 31, 2000 pro forma consolidated statement of operations and cash available for distribution has been prepared as if the Maxx property dispositions of 9.5% of its production that closed in November 2000 for $39 million and 6% of its production that closed March 25, 2001 for $15 million and the Richland property acquisition of the Whitecourt properties that closed in February 2001 for $33 million and the disposition of certain properties that are anticipated to close concurrently with the Richland Arrangement to 961982 Alberta Ltd. of 3% of the Richland production took place on January 1, 2000.

The September 30, 2001 statement of operations and cash available for distribution has been prepared as if the $15 million Maxx disposition and the Richland disposition of properties to 961982 Alberta Ltd. took place on January 1, 2001.

(i) Revenues, royalties and operating costs from the property transactions were adjusted as if they occurred at the beginning of the year.

(ii) Depletion and depreciation has been adjusted as if the transactions had occurred at the beginning of the year.

(iii) Interest expense has been adjusted for the effect of the proceeds on dispositions.

(iv) The future income tax expense has been adjusted to reflect the impact on earnings of these transactions at the maximum statutory rate.

5. Unitholders' equity

The authorized unit capital of Provident consists of unlimited trust units of which 17,022,321 trust units were outstanding at September 30, 2001. In addition, 11,489,000 trust units are anticipated to be issued as part of the purchase of Richland.

HISTORICAL CONSOLIDATED ANNUAL AND INTERIM FINANCIAL STATEMENTS OF RICHLAND PETROLEUM CORPORATION

AUDITORS' REPORT

To the Directors
Richland Petroleum Corporation

We have audited the consolidated balance sheets of Richland Petroleum Corporation as at December 31, 2000 and 1999 and the consolidated statements of income (loss) and retained earnings (deficit) and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.

(Signed) Collins Barrow Calgary LLP
CHARTERED ACCOUNTANTS

Calgary, Alberta
February 23, 2001
(except note 14 which is
dated November 26, 2001)

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	September 30,	December 31,	
	2001	**2000**	**1999**
	(unaudited)		
Assets			
Current Assets			
Accounts receivable	$13,100	$21,326	$10,785
Marketable securities	2	411	563
	13,102	21,737	11,348
Property, plant and equipment (note 3)	183,389	128,899	101,208
Long-term investment	35	35	35
	$196,526	$150,671	$112,591
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$20,525	$18,555	$14,684
Long-term debt (note 4)	76,226	47,146	33,139
Future site restoration	2,169	1,797	1,442
Future income taxes (note 5)	27,070	20,193	10,454
Other deferred liabilities	-	-	38
	125,990	87,691	59,757
Shareholders' Equity			
Share capital (note 6)	58,926	59,690	56,469
Retained earnings (deficit)	11,610	3,290	(3,635)
	70,536	62,980	52,834
	$196,526	$150,671	$112,591

See accompanying notes to the financial statements

Approved by the Board,

(Signed) Randy Pawliw, Director

(Signed) Tibor Fekete, Director

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS (DEFICIT)
(In thousands of Canadian dollars except per share amounts)

	Nine Months Ended September 30, 2001 *(unaudited)*	Nine Months Ended September 30, 2000 *(unaudited)*	Years Ended December 31, 2000	Years Ended December 31, 1999	Years Ended December 31, 1998
Revenue					
Net oil and gas sales, net of royalties and ARTC	$50,112	$38,577	$54,806	$27,923	$20,644
Gain on sale of marketable securities	301	-	-	-	-
	50,413	38,577	54,806	27,923	20,644
Expenses					
Operating	9,261	8,323	11,243	6,396	6,115
General and administrative	2,296	1,978	2,597	2,758	2,765
Interest on long-term debt	3,716	2,284	3,079	1,936	1,892
Other interest	-	-	164	186	376
Write-down of marketable securities	-	-	-	188	330
Provision for site restoration	416	338	555	399	264
Depletion and depreciation	18,638	15,001	20,799	13,902	12,655
	34,327	27,924	38,437	25,765	24,397
Income (loss) before income and other taxes	16,086	10,653	16,369	2,158	(3,753)
Income and other taxes (recovery) (note 5)					
Current	2,237	-	-	-	179
Capital	783	891	1,185	784	833
Future	4,746	5,309	8,119	(2,328)	-
	7,766	6,200	9,304	(1,544)	1,012
Net income (loss)	8,320	4,453	7,065	3,702	(4,765)
Retained earnings (deficit), beginning of period, as previously reported	3,290	(3,635)	(3,635)	(4,765)	(18,194)
Adjustment due to change in accounting policy (note 9)	-	-	-	(2,572)	-
Retained earnings (deficit), beginning of period, as restated	3,290	(3,635)	(3,635)	(7,337)	(18,194)
Shares repurchased and cancelled (note 6[b])	-	-	(140)	-	-
Elimination of deficit through reduction of stated capital (note 6(c))	-	-	-	-	18,194
	3,290	(3,635)	(3,775)	(7,337)	-
Retained earnings (deficit), end of period	$11,610	$818	$3,290	$(3,635)	$(4,765)
Weighted average number of shares outstanding (note 8)					
Basic	26,644	25,380	25,399	21,536	12,559
Diluted	27,165	25,576	25,581	22,064	14,354
Basic income (loss) per share	$ 0.32	$ 0.18	$ 0.28	$ 0.17	$ (0.38)
Diluted income (loss) per share	$ 0.31	$ 0.17	$ 0.28	$ 0.17	$ (0.38)

See accompanying notes to the financial statements

RICHLAND PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars except per share amounts)

	Nine Months Ended September 30, 2001 (unaudited)	Nine Months Ended September 30, 2000 (unaudited)	Years Ended December 31, 2000	Years Ended December 31, 1999	Years Ended December 31, 1998
Operating activities					
Net income (loss)	$8,320	$4,453	$7,065	$3,702	$(4,765)
Add (deduct) non-cash items					
Provision for site restoration	416	338	555	399	264
Depletion and depreciation	18,638	15,001	20,799	13,902	12,655
Future income taxes (recovery)	4,746	5,309	8,119	(2,328)	-
Other non-cash items	(470)	126	187	343	735
Cash flow from operations	31,650	25,227	36,725	16,018	8,889
Change in non-cash working capital items	3,348	(329)	(439)	(581)	945
	34,998	25,227	36,286	15,437	9,834
Financing activities					
Increase in long-term debt	29,080	18,121	14,007	2,920	5,196
Issue of common shares and warrants, net of issuance costs and repurchases	360	(45)	4,577	6,958	21,380
	29,440	18,076	18,584	9,878	26,576
Cash available for investing activities	64,438	43,303	54,870	25,315	36,410
Investing activities					
Acquisition of subsidiary (note 2)	-	-	-	(10,697)	-
Additions to property, plant and equipment	(38,564)	(29,463)	(38,143)	(18,547)	(20,564)
Acquisitions - oil and gas properties	(34,517)	(11,417)	(11,867)	(1,588)	(25,902)
Disposals - oil and gas properties	852	1,580	1,520	10,841	9,830
Abandonment expenditures	(44)	(108)	(200)	(268)	(37)
Proceeds on disposal of marketable securities	710	-	203	-	-
Change in non-cash working capital items	7,125	(3,566)	(6,383)	(5,056)	263
	(64,438)	(42,974)	(54,870)	(25,315)	(36,410)
Increase (decrease) in cash	-	-	-	-	-
Cash, beginning of period	-	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -	$ -
Cash flow from operations per share (note 8)					
Basic	$ 1.19	$ 0.99	$ 1.45	$ 0.74	$ 0.70
Diluted	$ 1.17	$ 0.99	$ 1.44	$ 0.73	$ 0.62

See accompanying notes to the financial statements

(Tabular amounts in thousands of Canadian dollars)

1. Significant accounting policies

(a) Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Terraquest Inc., a company incorporated in the United States and Coast Pacific RLP-97 Exploration Inc.

(b) Petroleum and natural gas properties

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs related to the exploration and development of petroleum and natural gas properties, including applicable administrative expenses, are capitalized to cost centres (Canada and US). The proceeds on disposition of petroleum and natural gas properties are deducted from capitalized costs, with no gain or loss calculated unless such disposal would alter the annual depletion rate by 20% or more.

(c) Depletion and depreciation

Costs related to petroleum and natural gas properties are depleted and depreciated within cost centres on the unit-of-production basis, based on the Company's share of total proven petroleum and natural gas reserves. Costs eligible for depletion and depreciation include total capitalized costs, less the cost of unproven properties, plus estimated future development costs of proven undeveloped reserves. Costs of acquiring and evaluating unproven properties are excluded from costs subject to depletion and depreciation until it is determined whether proven reserves are attributable to the properties or impairment occurs. Natural gas volumes are converted to equivalent barrels of crude oil on the basis of relative energy content, where six thousand cubic feet of gas equates to one barrel of oil.

The costs of corporate and other capital assets are depreciated at rates approximating their useful life on a declining balance basis of 20% per year.

(d) Ceiling test

The Company applies a ceiling test to capitalized costs to ensure that these costs, net of future income taxes and estimated future site restoration costs, do not exceed the estimated value of future net reserves from the production of proven reserves plus the lower of cost or estimated fair market value of unproven properties, less estimated future administrative costs, future site restoration costs, financing costs and income taxes ("cost ceiling"). Future net revenues are based on prices in effect at period end. Any required provisions are charged to income as additional depletion and depreciation expense.

(e) Future site restoration costs

Estimated future site restoration and abandonment costs are charged against income, using the unit-of-production method. Costs are estimated by the Company's engineers based on current regulations, costs, technology and industry standards. At September 30, 2001, Company engineers estimate this cost to be $5.9 million (December 31, 2000 - $4.9 million; 1999 - $4.2 million).

(f) Measurement uncertainty

The amounts recorded for depletion and depreciation of oil and gas properties, the provision for site restoration and abandonment costs and the ceiling test are based on estimates. These estimates include proved reserves, production rates, future oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect of changes in such estimates on the financial statements of future periods could be significant.

(g) Foreign currency translation

Foreign currency denominated assets and liabilities are translated at the exchange rate prevailing at the balance sheet date for monetary items and at the transaction date for non-monetary items. Revenues and expenses, except depletion and depreciation, are translated at average exchange rates for the period. Depletion and depreciation are translated at the same rate as the related assets. Gains or losses on translation are taken to income except for those relating to long-term monetary items which are deferred and amortized over the remaining terms of the related items.

The foreign subsidiary is integrated and translated using the temporal method as described above.

(h) Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of the flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital is reduced and a future tax liability is recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the expenditures are made.

(i) Future income taxes

Future income taxes are calculated using the liability method of tax allocation accounting. Under the liability method, income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at carrying values. Income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those liabilities are more likely than not to be realized. Future income tax assets and liabilities are determined based on the tax laws and rates that are anticipated to apply in the period of realization.

(j) Hedging activities

The financial effect of crude oil and natural gas and currency hedging activities, which have been arranged to reduce the Company's exposure to fluctuations in commodity prices and currencies, are reflected in net oil and gas sales when the related production is sold.

(k) Joint ventures

Certain of the Company's petroleum and natural gas exploration and production activities are conducted jointly with others. These financial statements include only the Company's proportionate interest in such activities.

(l) Marketable securities

Marketable securities are valued at the lower of cost and fair market value.

(Tabular amounts in thousands of Canadian dollars)

(m) Stock based compensation plan

The Company has a stock-based compensation plan, which includes stock options, share appreciation rights and an employee stock purchase plan as described in note 7.

(i) No compensation expense is recognized when stock options are issued to officers, directors and employees. Any consideration received by the corporation on exercise of stock options is credited to share capital.

(ii) The obligation created by the total number of share appreciation rights outstanding is amortized to income over the period the rights become vested. The cash paid in respect of exercised share appreciation rights reduces the obligation in the period the rights are exercised.

(iii) Compensation expense is recognized when shares are issued under the employee stock purchase plan and an equal amount is charged to share capital. Shares are issued to employees at the market price of the Company's shares at the time of purchase.

(n) Long-term investment

The Company uses the cost method to account for its long-term investment, whereby the investment is recorded at its original cost and earnings are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the respective investment is stated at net realizable value.

2. ***Business combination***

(a) Effective December 23, 1999, the Company acquired all of the issued and outstanding shares of Moxie Petroleum Ltd. ("Moxie"), for $15,942,343 consisting of $10,790,432 in cash, and 1,595,019 common shares at $3.22 per share for total share consideration of $5,151,911.

The transaction has been accounted for using the purchase method with the results of Moxie's operations being included in the consolidated financial statements from December 23, 1999.

Consideration for the purchase consisted of:

Cash	$10,590
Share capital issued	5,152
Other costs	200
Total purchase price	$15,942

The purchase price was allocated as follows:

Cash	$93
Investment in Moxie Exploration Ltd.	35
Property, plant and equipment	29,397
Non-cash working capital deficiency	(1,351)
Future site restoration	(47)
Long-term debt	(1,950)
Future income taxes	(10,235)
Total purchase price	$15,942

(Tabular amounts in thousands of Canadian dollars)

Moxie was amalgamated with the Company effective January 1, 2000.

(b) Effective April 20, 2001, the Company acquired all of the issued and outstanding shares of Coast Pacific RLP-97 Exploration Inc.("Coast") for $934,445 consisting of $35,000 cash and 180,000 common shares at $5.00 per share for total share consideration of $899,445.

The transaction has been accounted for using the purchase method with the result of Coast's operations being included in the consolidated financial statements from April 20, 2001.

Consideration for the purchase consisted of:

Share capital issued	$899
Other costs	35
Total purchase price	$934

The purchase price was allocated entirely to property plant and equipment.

3. **Property, plant and equipment**

	September 30, 2001		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties - Canada	$ 300,336	$ 127,301	$ 173,035
Petroleum and natural gas properties - U.S.	14,431	5,215	9,216
Corporate and other	2,913	1,775	1,138
	$ 317,680	$ 134,291	$ 183,389

	December 31, 2000		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties - Canada	$230,694	$109,446	$121,248
Petroleum and natural gas properties - U.S.	11,270	4,602	6,668
Corporate and other	2,587	1,604	983
	$244,551	$115,652	$128,899

(Tabular amounts in thousands of Canadian dollars)

	December 31, 1999		
	Cost	**Accumulated Depletion and Depreciation**	**Net Book Value**
Petroleum and natural gas properties - Canada	$186,222	$88,860	$97,362
Petroleum and natural gas properties - U.S.	7,521	4,602	2,919
Corporate and other	2,318	1,391	927
	$196,061	$94,853	$101,208

Costs of unproven petroleum and natural gas properties amounting to $27.5 million at September 30, 2001 (September 30, 2000 - $22.9 million; December 31, 2000 - $17.4 million; 1999 - $18.1 million; 1998 - $12.6 million) have been excluded from the depletion calculation. Included in the cost of unproven petroleum and natural gas properties is $3.8 million (September 30, 2000 - $5.1 million; December 31, 2000 - $1.3 million; 1999 - $2.9 million; 1998 - $0.6 million) related to U.S. properties.

General and administrative expenses capitalized amounted to $1.2 million at September 30, 2001 (September 30, 2000 - $1.1 million; December 31, 2000 - $1.5 million; 1999 - $1.1 million; 1998 - $1.6 million) of a total of $3.5 million (September 30, 2000 - $3.1 million; December 31, 2000 - $4.1 million; 1999 - $3.9 million; 1998 - $4.4 million) in general and administrative expenses. No interest has been capitalized.

At December 31, 1998, the cost ceiling of the Company's Canadian petroleum and natural gas properties was $732,000 less than the capitalized costs of those assets. As a result, the Company wrotedown petroleum and natural gas properties by $732,000. This amount is included in depletion and depreciation expense.

4. Long-term debt

The Company has a demand revolving reducing credit facility with a Canadian chartered bank in the amount of $95 million at September 30, 2001 (December 31, 2000 - $84 million; 1999 - $42 million). The credit facility may be drawn down or repaid at any time and bears interest at prime provided the Company's debt to annual cash flow is less than 3:1. If the Company's debt to annual cash flow is between 3:1 and 3.5:1, the credit facility will bear interest at prime plus 1% and if debt to annual cash flow exceeds 3.5:1, the interest rate increases to prime plus 1.25%. Security pledged consists of a general security agreement and a $150,000,000 first floating charge debenture charging all Company assets. The bank also reserves the right to implement a fixed charge covering 60% of the borrowing base at its discretion. It is not anticipated that repayment will be requested in the next fiscal year and consequently, the loan has been classified as long term.

5. Income and other taxes

(a) Income tax expense differs from that which would be expected from applying the combined effective Canadian federal and provincial income tax rates of 42.62% (September 30, 2000 - 44.62%; December 31, 2000 - 44.62%; 1999 - 44.62%; 1998 - 44.62%) to income before income taxes as follows:

(Tabular amounts in thousands of Canadian dollars)

	September 30, 2001	September 30, 2000	December 31, 2000	December 31, 1999	December 31, 1998
Computed expected income taxes (recovery)	$ 6,856	$ 4,753	$ 7,304	$ 963	$ (1,674)
Increase (decrease) in income taxes resulting from:					
Royalties and other payments to provincial governments, net	7,361	5,727	7,637	2,759	1,546
Resource allowance	(5,295)	(4,797)	(6,397)	(2,469)	(1,036)
Capital taxes	783	891	1,185	784	833
Reduction in tax rate	(792)	-	-	-	-
Adjustments due to federal tax assessments	-	-	(411)	-	-
Future tax recoveries	-	-	-	(3,500)	-
Deferred tax debit not recognized	-	-	-	-	675
Depletion of assets without tax base	-	-	-	-	651
Other	(1,147)	(374)	(14)	(81)	17
	$ 7,766	$ 6,200	$ 9,304	$ (1,544)	$ 1,012

(b) The components of the future income tax liability are as follows:

	September 30, 2001	December 31, 2000	December 31, 1999
Property, plant and equipment	$26,940	$22,544	$12,009
Marketable securities	(70)	(208)	(230)
Future site restoration	924	(802)	(622)
Attributed Canadian Royalty Income carry forward	(724)	(1,341)	(703)
	$27,070	$20,193	$10,454

6. **Share capital**

Authorized

The Company's authorized share capital consists of an unlimited number of voting Common Shares.

Issued

	September 30, 2001		December 31, 2000		December 31, 1999	
	Number	Amount	Number	Amount	Number	Amount
Common						
Balance, beginning of period, as previously reported	26,386	$62,533	25,347	$59,109	14,496	$31,716
Adjustment due to change in accounting policy (note 9)	-	-	-	-	-	2,572
Balance, beginning of period, restated	26,386	62,533	25,347	59,109	14,496	34,288

(Tabular amounts in thousands of Canadian dollars)

Acquired and cancelled (note 6[b])	(32)	(127)	(106)	(239)	-	-
Flow-through shares issued, net of tax cost of $2,131 (2000 - $1,785; 1999 - $2,683) (note 6[a])	-	(2,131)	1,000	3,215	1,650	2,629
Stock options exercised (note 7[a])	206	497	108	324	96	275
Issued for services pursuant to employee share purchase plan (note 7[c])	24	108	37	124	33	90
Issued for cash	-	-	-	-	500	1,675
Issued to effect business combination (note 2)	180	899	-	-	1,595	5,152
Issued on conversion of Special Warrants			-	-	6,977	15,000
	26,764	61,779	26,386	62,533	25,347	59,109
Convertible Special Warrants						
Balance, beginning of period	-	-	-	-	6,977	15,000
Converted to Common shares	-	-	-	-	(6,977)	(15,000)
	-	-	-	-	-	-
Issue costs net of income taxes of $nil (2000 - $1,427; 1999 - $1,262)		(2,853)		(2,843)		(2,640)
Balance, end of period		$58,926		$59,690		$56,469

(a) During 2000, the Company entered into agreements to issue 1,000,000 Common Shares as flow-through shares. A total of 1,000,000 shares were issued at a price of $5.00 per share. The tax adjustment related to these expenditures was made in the period ended September 30, 2001 being the period in which the expenditures were made.

During 1999, the Company issued 1,649,810 Common Shares as flow-through shares. A total of 583,144 Common Shares were issued at a price of $2.25 and the remaining 1,066,666 shares were issued at a price of $3.75 per share for gross proceeds of $5,312,071.

(b) Effective September 6, 2000 the Company commenced a normal course issuer bid under which it can purchase up to 1,400,000 of its common shares until September 5, 2001. During the period ended September 30, 2001, the Company acquired 32,000 (December 31, 2000 - 106,000) common shares at an average price of $3.97 (December 31, 2000 - $3.56).

Effective October 12, 2001, the Company commenced a normal course issuer bid under which it can purchase up to 1,300,000 of its common shares at a maximum price of $3.50 per share.

(c) Pursuant to a shareholders' resolution dated June 5, 1998, the stated capital of the Company was reduced by $18,194,000 being the cumulative deficit of the Company at January 1, 1998.

7. Stock-based compensation plans

At September 30, 2001, the Company has three stock-based compensation plans, which are described below:

(a) Employee fixed stock option plan

(Tabular amounts in thousands of Canadian dollars)

Under the employee fixed stock option plan, the Company may grant options to its employees, officers and directors for up to 2,500,000 Common Shares. Options granted under the plan have a term of seven years and vest evenly over a four-year period. The exercise price of each option equals the market price of the Company's shares at the date of grant. At September 30, 2001, stock options were outstanding at prices ranging from $1.65 to $4.95 per share, expiring at various dates until August 31, 2008.

A summary of the status of the Company's fixed stock option plan as of September 30, 2001 and December 31, 2000 and 1999, and changes during the periods then ended is as follows:

	September 30,		December 31,			
	2001		2000		1999	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	2,035	$3.05	1,666	$2.96	1,217	$2.73
Granted	77	$4.60	665	$3.42	751	$3.27
Exercised	(206)	$2.41	(108)	$3.00	(96)	$2.86
Cancelled	(5)	$2.94	(188)	$3.56	(206)	$2.87
Outstanding at end of period	1,901	$3.19	2,035	$3.05	1,666	$2.96
Options exercisable at period end	501	$2.94	613	$2.75	395	$3.02

(b) Share appreciation rights

The Company has entered into share appreciation rights agreements with management and directors of the Company. Each share appreciation right entitles the holder to cash compensation equal to the difference between the value of the Common Shares at the date of the share appreciation right agreement (the "notional exercise price") and the fair market value of the Company's Common Shares on the date of exercise. At September 30, 2001, there are 361,000 (December 31, 2000 - 616,400; 1999 - 676,400) share appreciation rights outstanding. During 2001, nil (December 31, 2000 - nil; 1999 - 256,200) rights were cancelled and 255,400 (December 31, 2000 - 60,000; 1999 - nil) rights were exercised.

The notional exercise price of each share appreciation right is $3.20 per Common Share. The share appreciation rights generally vest at a rate of 25% per year and expire on May 29, 2005. As of September 30, 2001, 271,875 (December 31, 2000 - 426,100; 1999 - 314,925) of the share appreciation rights have vested. The cumulative share appreciation rights liability included in accounts payable at September 30, 2001 based on vested rights is nil (December 31, 2000 - $277,000; 1999 - $125,000) of which ($277,000) (December 31, 2000 - $152,000; 1999 - $125,000) has been charged to income in the current period.

Subsequent to period end, the Company cancelled the share appreciation rights plan and issued each right holder an equal number of stock options. The options were issued at an exercise price of $3.50 per share with vesting terms and conditions identical to the share appreciation rights.

(c) Employee share purchase plan

In accordance with the employee share purchase plan, the Company is authorized to match employees' purchases under the plan from a minimum of 2% to a maximum of 5% of the

(Tabular amounts in thousands of Canadian dollars)

employees' regular gross earnings, through the issuance of Common Shares of the Company, for all full-time employees.

8. Income (loss) and cash flow from operations per share

Diluted income (loss) per share is calculated using the treasury stock method, whereby it is assumed that proceeds on the exercise of stock options and warrants are used by the Company to repurchase Company shares at the weighted average market price during the period.

The Company has changed its policy for calculating income per share effective January 1, 2001, to comply with new standards approved by the Canadian Institute of Chartered Accountants. The most significant change is that when calculating diluted income (loss) per share, under the new treasury stock method, it is assumed that proceeds received on the exercise of "in the money" stock options and warrants are used to repurchase Company shares at the weighted average market price during the period whereas under the old standard; the imputed earnings method; it is assumed that proceeds received on the exercise of stock options and warrants are invested to earn an assumed rate of return.

The Company, effective January 1, 2001 also commenced calculating diluted cash flow from operations per share on a basis consistent with that described above.

The new standard has been applied retroactively with restatement and the effect of the change on current and prior periods diluted income (loss) per share and diluted cash flow from operations per share as follows:

	Diluted income (loss) per share		Diluted cash flow from operations per share	
	Treasury Stock	Imputed Earnings	Treasury Stock	Imputed Earnings
September 30, 2001	$ 0.31	$ 0.31	$ 1.17	$ 1.12
September 30, 2000	$ 0.17	$ 0.17	$ 0.99	$ 0.99
December 31, 2000	$ 0.28	$ 0.27	$ 1.44	$ 1.37
December 31, 1999	$ 0.17	$ 0.17	$ 0.73	$ 0.70
December 31, 1998	$ (0.38)	$ (0.38)	$ 0.62	$ 0.60

A reconciliation of the denominators for the per share calculations using the treasury stock method is outlined below:

	September 30,		**December 31,**		
	2001	**2000**	**2000**	**1999**	**1998**
Basic weighted average shares	26,644	25,360	25,399	21,536	12,559
Effect of dilutive stock options	521	216	182	69	17
Effect of convertible warrants	-	-	-	459	1,778
Diluted weighted average shares	27,165	25,576	25,581	22,064	14,354

There is no change to the numerator in the calculation of diluted income (loss) per share for any of the periods.

(Tabular amounts in thousands of Canadian dollars)

9. Change in accounting policy

At December 31, 1999, the Company changed its method of accounting for income taxes from the deferral method to the liability method. This policy was adopted retroactively without restatement of 1998 results. The impact of these changes on the December 31, 1999 consolidated financial statements is as follows:

	Before Change in Accounting Policy	Income Taxes Adjustment	After Change in Accounting Policy
Opening share capital	$44,244	$2,572	$46,816
Opening deficit	(4,765)	(2,572)	(7,337)
Property, plant and equipment	90,180	11,028	101,208
Future income tax liability	-	10,454	10,454
Depletion and depreciation	12,012	1,890	13,902
Current income taxes	179	(179)	-
Future income tax (recovery)	-	(2,328)	(2,328)
Net income	3,085	617	3,702
Share capital	53,940	2,529	56,469

10. Supplementary cash flow disclosure

	September 30,		December 31,		
	2001	2000	2000	1999	1998
Interest paid	$ 3,716	$ 2,284	$ 3,243	$ 2,122	$ 2,268
Capital taxes paid	$ 783	$ 891	$ 1,186	$ 784	$ 833

11. Risk management

(a) Hedging activities

The Company enters into hedge transactions on crude oil, natural gas and exchange rates. The agreements entered into are forward financial transactions providing the Company with a range of fixed prices on the commodity sold. Net oil and gas sales for the period ended September 30, 2001 include losses of $3.5 (September 30, 2000 - $6.2 million; December 31, 2000 - $9.7 million; 1999 - $2.9 million; 1998 - $0.2 million) on these transactions. The fair market value of the hedge contracts equals the unrecognized gain (loss).

The following hedge transactions are outstanding at September 30, 2001:

Commodity	Notional Volume	Strike Price	Term	Unrecognized Gain (loss)
Natural gas	3,000 GJ/day	$6.00 to $7.65/GJ	January 1, 2001 - October 31, 2001	$ 571
Natural gas	3,400 GJ/day	$2.585/GJ	November 1, 2000 - October 31, 2001	(51)
Natural gas	3,000 GJ/day	$4.75/GJ	November 1, 2001 - October 31, 2003	2,054
Natural gas	3,000 GJ/day	$5.20/GJ	November 1, 2001 - October 31, 2002	1,520
Crude oil	1,000 Bbl/day	U.S. $28.96/Bbl	January 1, 2001 - December 31, 2001	558

(Tabular amounts in thousands of Canadian dollars)

U.S. Dollars	U.S. $28,960/day	U.S. $1.00 = Cdn. $1.5415	January 31, 2001 - December 31, 2001	(120)
				$ 4,532

The Company is exposed to credit risk at September 30, 2001 in the amount of $4.7 million in the event of non-performance by counterparties to these transactions.

(b) Physical commitments

The Company entered into fixed price contracts to deliver gas totalling 8,250 GJ/day at various prices. Three of the contracts entered into are commodity collars which provide a minimum and maximum price for gas delivered based on the AECO-C one month spot. The following physical sales commitments are outstanding at September 30, 2001:

Commodity	Physical Volume	Price	Term
Natural gas	3,500 GJ/day	$6.22/GJ	January 1, 2001 - October 31, 2002
Natural gas	1,750 GJ/day	$3.75 to $4.33/GJ	November 1, 2000 - October 31, 2001
Natural gas	3,000 GJ/day	$6.00 to $8.55 GJ	November 1, 2001 - October 31, 2002

All physical contract prices are based on an Alberta delivery point.

12. Termination benefits

During 1999, the Company restructured its administrative operations. Included in general and administrative expenses for 1999 are $480,000 of severance and related costs.

13. Financial instruments

The fair value of all financial instruments with the exception of hedge transactions as disclosed in note 11(a), approximate their carrying values.

14. Subsequent event

On November 26, 2001, the Company entered into an Arrangement Agreement with Provident Energy Trust ("Provident") which provides that:

- Provident will acquire all of the outstanding shares of the Company in exchange for units of Provident at a ratio of 0.4 Provident units for each common share of the Company.
- Company shareholders will also receive for each share of the Company held, one new share of a newly incorporated company which will hold certain Alberta exploratory and development properties previously held by the Company.

The Plan of Arrangement is subject to shareholder and regulatory approval.

CERTIFICATE OF PROVIDENT ENERGY TRUST

Date: December 6, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PROVIDENT ENERGY TRUST

By: **PROVIDENT ENERGY LTD.**

(Signed) THOMAS W. BUCHANAN Chief Executive Officer	(Signed) MARK N. WALKER Controller and Chief Financial Officer

On behalf of the Board of Directors:

(Signed) GRANT D. BILLING Director	(Signed) M.H. SHAIKH Director

CERTIFICATE OF THE UNDERWRITERS

Date: December 6, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (Signed) ERIC MCFADDEN

NATIONAL BANK FINANCIAL INC.

By: (Signed) JULIAN J. DIN

CIBC WORLD MARKETS INC.

By: (Signed) ARTHUR KORPACH

CANACCORD CAPITAL CORPORATION

By: (Signed) J. RODERICK MATHESON

EXHIBITS TO FORM 6-K

PROVIDENT ENERGY TRUST

Volume 4

Exhibit 99.25

MATERIAL CHANGE REPORT

1. Reporting Issuer:

Provident Energy Trust
900, 606 - 4th Avenue S.W.
Calgary, Alberta T2P 1T1

2. Date Of Material Change:

November 26, 2001

3. Press Release:

A press release disclosing the details outlined in this material change report was issued by Provident Energy Trust ("Provident") on November 26, 2001 and disseminated through the facilities of Canadian Corporate Newswire.

4. Summary Of Material Change:

On November 26, 2001, Provident and Richland Petroleum Corporation ("Richland") jointly announced that they had entered into an agreement in which Provident has agreed to acquire all of the outstanding shares of Richland pursuant to a plan of arrangement (the "Arrangement").

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 4 million trust units at $8.75 per trust unit, to a syndicate of underwriters.

5. Full Description Of Material Change:

On November 26, 2001, Provident and Richland jointly announced that they had entered into an agreement in which Provident has agreed to acquire all of the outstanding shares of Richland pursuant to a plan of arrangement. Under the Arrangement, Provident will acquire the Richland shares in exchange for 0.4 of a Provident trust unit for each issued and outstanding Richland share representing a value of $3.82 per Richland share based upon the prior 30 day weighted average trading price of $9.55 for the Provident trust units.

As part of the Arrangement, Richland shareholders will also receive, for each share of Richland, one share of a newly incorporated company ("Newco") which will hold selected exploratory development properties (including approximately 88,000 net acres of undeveloped land) and a production base of approximately 200 barrels per day.

Shareholders of Richland will be asked to approve the Arrangement at a special meeting of shareholders scheduled to be held in mid to late January 2002.

In addition, Provident also announced that it has entered into an agreement to sell, on a bought deal basis, 4 million trust units at $8.75 per trust unit, to a syndicate of underwriters led by Scotia Capital Inc. and National Bank Financial Inc., and including CIBC World Markets Inc. and Canaccord Capital Corporation. Provident has also granted the underwriters an over-allotment option, exercisable in whole or in part, to acquire up to an additional 600,000 trust units on the same terms and conditions exercisable within 30 days of closing of the offering. The net proceeds of the offering will be used by Provident to repay a portion of the indebtedness to be assumed on completion of the Arrangement. If the Arrangement does not proceed, the net proceeds will be used to fund future acquisitions, Provident's capital expenditure program and for general purposes.

The transaction is valued at approximately $190 million, including the assumption of approximately $83 million of Richland net debt after adjusting for working capital net of transaction adjustments. The total number of Provident trust units outstanding will increase from approximately 17.0 million to approximately 32.4 million, including the issuance of trust units pursuant to the bought deal financing. Total capitalization, including debt and the equity financing, pro forma the transaction, will be approximately $420 million.

Provident will enjoy key financial and operational benefits from the transaction. These include:

- Accretive to cash flow per unit by approximately 10% following the equity issue

- High quality sweet gas assets and medium to high API gravity oil

- Significant product diversification to current Provident assets resulting in natural gas increasing from 25% to 38% of current combined daily production and heavy oil decreasing from 53% to 35% of current combined daily production

- Operating netbacks per boe are expected to increase by approximately 20%

- Operating costs of $5.16/boe for the first nine months of 2001 for Richland will lower Provident's pro forma overall per unit operating costs by approximately 10%

- Attractive production and reserve acquisition costs, net of land values, of approximately $25,200 per boe/d and $9.50 per boe for established reserves

- Increased market liquidity with an increase in equity market capitalization from approximately $160 million to approximately $305 million following the equity issue

- After the financing, Provident's net debt to cash flow leverage will be significantly improved

- Provident will participate in Newco upside by retaining an industry standard gross overriding royalty on certain exploration and development lands

The acquired properties produced approximately 6,800 boe/d (natural gas converted at 6:1) in the first nine months of 2001, comprised of approximately 25.1 mmcf per day of natural gas and 2,600 barrels per day of light crude oil and natural gas liquids, net of Newco production. Total Richland reserves at October 1, 2001, based on a McDaniel & Associates engineering report, were approximately 15 million boe's on a proven basis and 18 million boe's on an established basis, net of the assets to be transferred to Newco.

Provident's daily production will rise to approximately 17,000 boe/d comprised of approximately 38% natural gas, 35% heavy oil, and 27% light oil and natural gas liquids. Provident's reserve base increases to approximately 40 million boe of proven reserves and 48 million boe of established reserves, representing an established reserve life index of 7.7 years.

The Board of Directors of Provident and Richland have unanimously approved the Arrangement and the Board of Directors of Richland has resolved to recommend Richland shareholders vote their shares in favour of the Arrangement. Griffiths McBurney & Partners, the financial advisor for Richland, has provided the Board of Directors of Richland with its opinion that the consideration to be received by the shareholders of Richland is fair from a financial point of view.

The directors, senior officers and the major shareholder of Richland, who in the aggregate, own 33% of the issued and outstanding Richland shares on a fully diluted basis, have agreed to vote their shares in favour of the Arrangement.

The obligation of Provident to complete the Arrangement is conditional upon, among other things, no material adverse change in respect of Richland having occurred, compliance by Richland of its covenants contained in the arrangement agreement and holders of not more than 5% of the Richland shares exercising rights of dissent in respect of the Arrangement.

Pursuant to the arrangement agreement, Richland has agreed to pay Provident a termination fee of $4.5 million in certain circumstances. Richland has also agreed to terminate any discussions with other parties in respect to business combinations and, additionally, Provident has the right to match any other proposal that Richland may receive.

6. Reliance on Confidentiality Provision:

Not Applicable

7. Omitted Information:

Not Applicable

8. Senior Officers:

For further information contact:

Thomas W. Buchanan, Chief Executive Officer
Provident Energy Ltd.
900, 606 - 4th Street S.W.
Calgary, Alberta T2P 1T1

Phone: (403) 296-2232
Fax: (403) 294-0111

9. Statement Of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED November 28th, 2001 at Calgary, Alberta.

PROVIDENT ENERGY LTD.

By: *"Thomas W. Buchanan"*
Thomas W. Buchanan
Chief Executive Officer

Negrais\31342\182218\226102.v3

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS CASH DISTRIBUTION

NEWS RELEASE NUMBER 18 **November 19, 2001**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for November 2001 has been set at Cdn $0.20 per trust unit. The November 2001 cash distribution will be paid on December 14, 2001 to unitholders of record on November 30, 2001. The ex-distribution date is November 28, 2001. For unitholders receiving their distribution in U.S. Funds the November 15, 2001 cash distribution will be approximately U.S. $0.13, based on an exchange rate of $1.5833. The actual U.S. dollar distribution will depend on the actual U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Cash distributions for the period March 6, 2001 (inception) to November 30, 2001 will total $2.34 per unit, resulting in an annualized yield of approximately 29%, based on the current trading price of Provident's Units.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

or

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

59(b) 99.27

PROVIDENT ENERGY TRUST ANNOUNCES RESULTS FOR THIRD QUARTER 2001 AND NOVEMBER DISTRIBUTION

NEWS RELEASE NUMBER 17 November 14, 2001

CALGARY, ALBERTA – Provident Energy Trust ("Provident")(TSE - "PVE.UN"; AMEX - "PVX") is pleased to report strong financial and operating results for the third quarter of 2001. These results include the first full quarter of activity for the combined operations of Provident and Maxx Petroleum Ltd. ("Maxx") that was acquired by Provident on May 25, 2001.

Third Quarter Highlights

- On August 29, 2001 the Trust completed a treasury and secondary offering of trust units, issuing 2,435,500 units from treasury and 750,000 units pursuant to a secondary offering with the Trust receiving net proceeds of $24.2 million from the offering.
- The Trust declared cash distributions of $0.84 per Unit for the quarter.
- Production averaged 12,093 boed for the quarter, an increase of 56 percent over the second quarter of 2001.
- Our adherence to a consistent and disciplined Commodity Price Risk program resulted in an increase in gross production revenue of $0.9 million for the quarter.
- For the fourth quarter of 2001 and calendar 2002, the Trust has locked-in attractive pricing on approximately 55 percent of production.

Financial and Operating Results

For the quarter ended September 30, 2001, Provident realized significant growth in production and cash flow primarily as a result of the acquisition of Maxx Petroleum Ltd. in May 2001. During the quarter the Trust declared cash distributions in the amount of $0.84 per trust unit. Financial and operating highlights for the period are as follows:

(All amounts in Canadian $000's of dollars except per unit data)		**Three months ended September 30, 2001**		**March 6, 2002 to September 30, 2001**
FINANCIAL				
Gross revenue	$	30,390	$	56,603
Cash flow	$	13,602	$	26,878
Per weighted average unit	$	0.88	$	2.23
Cash distribution to unitholders	$	13,568	$	25,866
Per unit	$	0.84	$	1.94
Net loss		(36,707)		(32,614)
Capital expenditures	$	3,939	$	7,666
Acquisition of Maxx Petroleum excluding bank debt and working capital deficiency	$	-	$	126,355
Acquisitions	$	174	$	2,380
Property dispositions	$	1,319	$	1,422
Long-term debt	$	59,900	$	59,900
Unitholders' equity	$	97,015	$	97,015
Weighted average units outstanding (000's)		15,434		12,055

OPERATING				
Daily production				
Crude oil - Light/Medium (bpd)		**1,831**		**1,470**
- Heavy (15° API) (bpd)		**6,568**		**4,669**
Natural gas liquids (bpd)		**639**		**519**
Natural gas (mcfd)		**18,324**		**15,947**
Oil equivalent (boed @ 6:1)		**12,093**		**9,316**
UNIT STATISTICS ($Cdn)				
Average selling price				
Crude oil - Light/Medium ($/bbl)	**$**	**34.99**	**$**	**31.30**
- Heavy (15° API) ($/bbl)	**$**	**24.64**	**$**	**25.07**
- Corporate blend ($/bbl)	**$**	**26.89**	**$**	**26.56**
Natural gas liquids ($/bbl)	**$**	**31.24**	**$**	**34.78**
Natural gas ($/mcf)	**$**	**4.61**	**$**	**5.63**
Oil equivalent ($/boe @ 6:1)	**$**	**27.32**	**$**	**29.07**
Netback ($/boe @ 6:1)	**$**	**15.44**	**$**	**16.96**

Note: For reporting purposes, Provident reports oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

$34.6 Million Treasury and Secondary Offering of Trust Units

On August 29, 2001, the Trust announced that it had completed a $34.6 million treasury and secondary offering of its trust units at a price of Cdn$10.85 per unit. Gross proceeds of the offering included the maximum over-allotment allocation of 15% of the original offering that was granted to the underwriters by both Provident and Citicorp Capital Investors Ltd. ("Citicorp"). Provident received $26.425 million in gross proceeds for units issued from treasury and Citibank received $8.138 million in gross proceeds for units sold pursuant to the secondary offering. In total, Provident issued 2,435,500 trust units from treasury and Citicorp sold 750,000 trust units by way of a secondary offering of units beneficially owned by Citicorp. As a result of this offering, Provident currently has 17,022,321 units issued and outstanding. The Trust used its' share of the proceeds from the offering to pay down debt incurred as a result of the acquisition of Maxx Petroleum Ltd and to fund capital expenditures.

Third Quarter Distributions

With respect to the third quarter of 2001, Provident declared distributions that totalled Cdn$0.84 per unit. The first distribution of the quarter, in the amount of Cdn$0.30 per unit, was paid on August 15, 2001 to unitholders of record on July 31, 2001. The second distribution of Cdn$0.27 per unit was paid on September 14, 2001 to unitholders of record on August 31, 2001. On October 15, 2001 the third distribution in the amount of Cdn$0.27 per unit was paid to unitholders of record September 30, 2001. Since its' inception on March 6, 2001 the Trust has paid cash distributions in the aggregate amount of Cdn $1.94 per unit.

October and November Distributions

As with all oil and gas trusts, Provident's cash distributions are ultimately dependent on commodity prices and production. During the third quarter of 2001 the continued slowdown in the North American economy combined with unseasonably mild weather resulted in a strong build in natural gas storage levels and a corresponding decrease in natural gas prices. During September, there was a significant widening of heavy oil differentials as a result of the fire at the CITGO refinery in Illinois, which significantly reduced the Canadian dollar wellhead price for heavy oil. World reaction to the terrorist activities of September 11, 2001 has also had a protracted impact on the economy and commodity prices, particularly crude oil prices which have declined by more than US $5.00 per barrel since the attacks. All of these events have created an uncertain period for commodity prices and accordingly have had a negative impact on cash flows and distributions for the Trust and for the entire oil and gas trust sector. Accordingly, the October 2001 distribution, available to unitholders of record October 31, 2001 and scheduled to be paid November 15, 2001, has been set at Cdn$0.20 per unit. Further, the November 2001 distribution, available to Unitholders of record November 30, 2001 to be paid December 14, 2001 has been set at Cdn$0.20 per unit. Future distributions will be declared and paid based on cash flow available after retaining a prudent amount for capital spending, contributions to the reclamation fund and debt repayment. In order to minimize the impact that volatile commodity price markets will have on cash distributions, Provident's strategy has been, and will continue to be, focused on forward selling or hedging approximately 50 percent of its production.

Management Discussion and Analysis

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended September 30, 2001, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. The Forecast, as mentioned in this document, refers to the 2001 Forecast, found in the Founders Energy Ltd. Management Information Circular dated January 29, 2001. The following analysis compares the results for the third quarter 2001 to the Forecast for this period. **All amounts are reported in Canadian dollars, unless otherwise stated.**

Capital expenditures:

Provident spent $3.9 million in the quarter, of which $1.6 million was spent completing and equipping twelve heavy oil wells in the Epping and Lashburn areas, which were drilled in the second quarter. Included in these expenditures was approximately $1.8 million to buyout certain sale-leaseback contracts in respect of gas processing facilities in the Clive and Gilby areas in west central Alberta. In the quarter, the Trust disposed of $1.3 million of non-core assets. The Forecast assumed that the heavy oil wells would be completed and equipped in the first quarter. The Forecast also contemplated that only a portion ($0.6 million) of the sale-leaseback contracts on the gas processing facilities in west central Alberta would be bought by the Trust. For the period March 6, 2001 to September 30, 2001, the Trust incurred total capital expenditures of $10.0 million, comprised of $0.3 million in land retention costs, $3.9 million of drilling expenditures, $1.6 million of heavy oil completion and equipping expenditures, $1.8 million in facility costs, and $2.4 million of property acquisitions. During the period, the Trust also disposed of $1.4 million of non-core assets. This compares to forecast capital spending of $4.8 million which did not include amounts for property acquisitions or dispositions or the full amount expended to buyout the sale-leaseback contracts on the gas processing facilities.

Production:

During the quarter, total production averaged 12,093 boed compared to 4,578 boed in the Forecast. The increase is almost entirely attributed to the inclusion of the Maxx production for the entire quarter. Heavy oil production exceeded the Forecast production by 237 percent or 4,620 bpd as a result of the addition of Maxx's heavy oil properties and better than anticipated sales from wells drilled in Epping and Lashburn, partially offset by operational problems in Freemont and Neilburg. Provident's natural gas and natural gas liquids production averaged 18.3 mmcfd and 639 bpd respectively, which was 1,782 boed or 93 percent higher than the Forecast. The addition of Maxx's west central Alberta properties and the continued strong performance of the Medicine River 13-27 well also contributed to increased production volumes. Light/medium oil production exceeded Forecast production by 149 percent or 1,097 bpd. This resulted from the inclusion of Maxx's southeast Saskatchewan and west central Alberta properties and Provident's southeast Saskatchewan property acquisition.

For the period March 6, 2001 to September 30, 2001, total production of 9,316 boed exceeded the Forecast by 104 percent or 4,746 boed. Heavy oil production increased, by 148 percent, to 4,669 bpd from Forecast production of 1,882 bpd. The increase in production volumes is almost entirely attributed to the acquisition of the Maxx heavy oil properties. For the period March 6, 2001 to September 30, 2001, natural gas and natural gas liquids production has averaged 15.9 mmcfd and 519 bpd respectively or 3,177 boed. The addition of the Maxx west central Alberta gas properties and the continued strong performance of the Medicine River 13-27 well were the primary factors for natural gas production exceeding Forecast by 54 percent or 5,598 mcfd. The addition of the Maxx properties and a property acquisition in southeast

Saskatchewan resulted in light/medium crude oil production averaging 1,470 bpd, an increase of 94 percent or 713 bpd above Forecast.

Crude oil price:

In the third quarter, West Texas Intermediate (WTI) crude oil price averaged US$26.57 per barrel compared to US$25.00 per barrel in the Forecast. The Cdn/US dollar exchange rate averaged 1.546 in the quarter, which was significantly higher than the Forecast rate of $1.50. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Provident's Lloydminster heavy oil production. Provident's average selling price at the wellhead for all blends of crude oil was Cdn$26.89 per barrel for the quarter compared to Cdn$25.08 per barrel for the Forecast. Average prices include a loss of $0.4 million or $0.50 per barrel from the impact of the commodity price risk management program compared to a gain of $0.03 million or $0.14 per barrel in the Forecast.

For the period March 6, 2001 to September 30, 2001, WTI averaged US$27.27 per barrel compared to US$25.00 per barrel in the Forecast. This increase in WTI accompanied by the heavy oil differential being wider than Forecast resulted in the Trust averaging Cdn$26.56 per barrel at the wellhead for all its crude oil, as compared to Cdn$25.19 per barrel in the Forecast. Average prices include a gain of $1.2 million or $0.95 per barrel from the impact of the commodity price risk management program compared to $0.2 million or $0.33 per barrel in the Forecast.

Natural gas price:

The price of natural gas in the third quarter decreased significantly from average second quarter prices. Natural gas at AECO averaged Cdn$3.27 per mcf in the third quarter, while the Trust received an average wellhead price of Cdn$4.61 per mcf for its natural gas, as compared to the Forecast price of Cdn$7.33 per mcf. The actual average selling prices for natural gas include a gain of $1.3 million or $0.77 per mcf from hedging activities compared to $0.9 million or $0.33 per mcf in the Forecast.

For the period March 6, 2001 to September 30, 2001, natural gas price at AECO has averaged Cdn$5.08 per mcf. The Trust received an average wellhead price of Cdn$5.63 per mcf for all its gas as compared to the Forecast price of Cdn$7.50 per mcf. These prices include an actual gain of $2.4 million or $0.73 per mcf from hedging activities compared to $2.3 million or $1.09 per mcf in the Forecast.

Commodity price risk management program:

Provident's commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US exchange rate hedges were put in place. This program positively impacted third quarter cash flow by $0.9 million. Provident's aggregate position under the commodity price risk management program is summarized in the following table:

Commodity price risk summary:

Year	Product	Volume	Terms	Effective Period
2001	Light Oil	500 bpd	WTI US$26.73 per bbl	October 1 – December 31
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	October 1 – December 31
	Heavy Oil	3,250 bpd	Cdn$22.82 per bbl Wellhead	October 1 – December 31
	Heavy Oil	625 bpd	US$6.25 per bbl Bow River Differential	October 1 – December 31
	Natural Gas	3,000 mcfd	Cdn$7.88 per mcf	October 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$2.85 per mcf	October 1 – October 31
	Natural Gas	5,000 mcfd	Cdn$4.43 per mcf	November 1 – December 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10	November 1 – December 31
2002	Light Oil	250 bpd	Costless Collar WTI US$20.00 – US$22.90	January 1 – December 31

	Heavy Oil	1,000 bpd	Costless Collar WTI US$24.00 – US$27.00	January 1 – December 31
	Heavy Oil	1,000 bpd	US$8.25 per bbl Differential @ Hardisty	January 1 – December 31
	Heavy Oil	4,000 bpd	Cdn$18.72 per bbl Wellhead	January 1 – December 31
	Natural Gas	5,000 mcfd	Cdn$4.43 per mcf	January 1 – October 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 – Cdn$6.10 per mcf	January 1 – March 31
	Natural Gas	5,000 mcfd	Costless Collar Cdn$3.95 – Cdn$5.27 per mcf	April 1 – October 31

For hedges in place at September 30, 2001 and using September 30, 2001 commodity prices, the unrealized gain associated with Provident's crude oil hedging was $7.1 mm. For natural gas, the unrealized gain was $3.2 mm.

As a result of its effective commodity price risk management program, the all-in wellhead price on 5,000 barrels per day of 2002 heavy oil production, representing approximately 80 percent of forecast heavy oil production, has been locked-in at a price of approximately Cdn$19.00 per barrel. Provident also has hedged approximately 56 percent of its heavy oil production for the fourth quarter of 2001 at an average wellhead price of Cdn$23.43 per barrel. Complementing the commodity risk management program for 2002 heavy oil volumes are a series of natural gas contracts totaling 10 million cubic feet per day or approximately 50 percent of forecast 2002 natural gas production at prices between Cdn$3.95 and Cdn$6.10 per thousand cubic feet at AECO. In addition, Provident has hedged 250 barrels per day or approximately 12 percent of forecast 2002 light crude oil production at a WTI price of U.S. $20.00 to U.S. $22.90 per barrel. For the fourth quarter of 2001 Provident has hedged approximately 60 percent or 11 million cubic feet per day of natural gas production at an average price of Cdn$5.16 per thousand cubic feet at AECO and 500 barrels per day or approximately 30 percent of light crude oil production at a WTI price of U.S. $26.73 per barrel.

Funds from operations:

During the quarter, funds from operations were $13.6 million, which was 88 percent higher than Forecast. Higher net operating income partially offset by increased general and administration costs, management fees, interest expense and current tax expense attributed to the increase.

For the period March 6, 2001 to September 30, 2001, funds from operations were $26.9 million, which was 59 percent higher than Forecast. The increase was due to higher net operating income partially offset by increased general and administration costs, management fees, interest expense and current tax expense.

Revenues:

During the quarter, gross production revenues from oil, natural gas and natural gas liquids were $30.4 million, which was 124 percent higher than the Forecast. Increased production due to the acquisition of Maxx, slightly higher oil prices, and gas hedging settlements, partially offset by lower natural gas prices led to the increase.

For the period March 6, 2001 to September 30, 2001, gross production revenues were $56.6 million, which represented an 81 percent increase over the 2001 Forecast. This increase can be attributed to higher production, as a result of the Maxx acquisition, higher oil prices and the effects of the commodity price risk management program, partially offset by weaker natural gas prices.

Royalties:

Royalties in the quarter were $5.4 million, which was 118 percent higher than the Forecast. This was primarily due to higher than forecast production. On a per boe basis, royalties were 17 percent lower than forecast at $4.84 per boe. For the quarter, the ARTC rate was 25 percent and is expected to remain the same in the fourth quarter.

For the period March 6, 2001 to September 30, 2001, royalties were $10.0 million, which was 76 percent higher than the 2001 Forecast attributed to increased production volumes and revenues. However, on a per boe basis, royalties were 14 percent less than forecast at $5.12 per boe.

Production expenses:

Production expenses averaged $7.04 per boe for the quarter, which exceeded the 2001 Forecast by $1.24 per boe. As a result of the Maxx acquisition, a higher percentage of Provident's production comes from its heavy oil area, which has higher production expenses as compared to the Trust's natural gas and light oil areas. As well, the majority of the property taxes levied against the Trust oil and gas assets were incurred in the third quarter, resulting in higher production expenses.

For the period March 6, 2001 to September 30, 2001, production expenses were $6.99 per boe, which was $1.22 per boe higher than Forecast. This resulted from higher well servicing, utility and seasonal repair and maintenance costs in the Lloydminster heavy oil area, higher processing fees in west central Alberta and southeast Saskatchewan and property taxe s paid in all areas of the Trust.

Operating netback:

Provident's operating netback in the third quarter of 2001 was $15.44 per boe, which was lower than the Forecast netback of $20.56. For the period March 6, 2001 to September 30, 2001, the Trust's operating netback was $16.96 per boe as compared to the Forecast netback of $21.11. The lower netbacks are primarily attributed to lower natural gas prices and higher production expenses, partially offset by higher oil prices and lower royalty expense.

Depletion, depreciation and amortization (DD&A) and Future Tax Recovery:

DD&A expense in the third quarter was $11.76 per boe, which was 42 percent higher than the Forecast of $8.25 per boe. For the period March 6, 2001 to September 30, 2001, DD&A expense was $11.12 per boe, which was higher than the Forecast rate of $8.24 per boe. The increased DD&A rate per boe can be almost entirely attributed to the increased depletion base resulting from the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd. At September 30, 2001, a ceiling test deficiency resulted in additional DD&A of $64.2 million. This was partially offset by an associated future tax recovery of $27.2 million. The writedown is almost entirely attributable to a substantial decrease in natural gas prices at September 30, 2001 while the average commodity prices received for the month of September 2001 would have resulted in no writedown. The effect of the writedown will be to improve earnings and reduce capital taxes going forward.

Acquisition of Maxx Petroleum Ltd. ("Maxx")

On May 25, 2001 Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $203.9 million, increase in long-term debt of $41.7 million, share capital up by $87.0 million, future taxes increased by $57.1 million, other liabilities increased by $8.5 million and working capital decreased by $9.6 million. As at September 30, 2001 there were no liabilities accrued relating to the acquisition of Maxx.

Outlook

Provident has and will continue to actively pursue growth opportunities that are accretive to net asset value and distributable cash flow. Our strategy of being an active and value driven consolidator in the junior oil and gas sector continues to make sense, particularly since a majority of the junior exploration and production sector is still trading at low valuations in comparison to the energy trusts. We also believe that accretive growth opportunities are going to become available in the property acquisition market as producers begin to shed non-core assets to focus operations and to strengthen their balance sheets in a lower commodity price environment. The capital markets have been very strong for the oil and gas trust sector over the past month with approximately Cdn$500 million of equity being raised by the trusts. We believe that the strong growth opportunities that exist coupled with the ability to finance growth through the capital markets will allow us to continue to provide premium returns to our unitholders.

Once again, we would like to thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefits, including the amounts of proceeds, that Provident will derive therefrom.

The Toronto Stock Exchange and the American Stock Exchange have neither approved nor disapproved of the information contained herein.

For further information contact:

THOMAS BUCHANAN,	**RANDY FINDLAY**	**MARK WALKER**
Chief Executive Officer	**President**	**Chief Financial Officer**
Phone (403) 296-2232	**(403) 781-5343**	**(403) 781-5305**

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)

	As at September 30, 2001 ($000's)		As at June 30, 2001 ($000's)
Assets				
Current assets				
Cash	$	23	$	32
Accounts receivable		14,094		16,551
Prepaids		1,052		1,403
		15,169		17,986
Cash reserved for future site restoration		299		99
Other assets		-		892
Property, plant and equipment (Note 2)		216,019		290,116
	$	231,487	$	309,093
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities	$	14,888	$	22,903
Cash distribution payable to unitholders		4,596		4,376
Due to related parties (Note 6)		559		122
		20,043		27,401
Long-term debt		59,900		77,100
Provision for future site restoration		5,559		5,202
Deferred lease obligation		568		728
Future income taxes		48,402		75,181
Unitholders' Equity				
Capital contributions (Note 3)		154,636		130,827
Accumulated income (loss)		(31,755)		4,952
Accumulated cash distributions		(25,866)		(12,298)
		97,015		123,481
	$	231,487	$	309,093

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY
(Unaudited)

		As at September 30, 2001 ($000's)		As at June 30, 2001 ($000's)
Unitholders' equity, beginning of period	$	123,481	$	44,508
Net income (loss) for the period		(36,707)		4,093
Net capital contributions		23,809		87,178
Cash distributions		(13,568)		(12,298)
Unitholders' equity, end of period	$	97,015	$	123,481

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED LOSS
(unaudited)

	Three Months Ended September 30, 2001 ($000's)	For the Period March 6, 2001 to September 30, 2001 ($000's)
Revenue		
Gross production revenue	$ 30,390	$ 56,603
Less: Royalties (net of ARTC)	5,388	9,959
	25,002	46,644
Expenses		
Production	7,829	13,606
General and administrative	1,255	2,337
Management fee (Note 6)	800	1,118
Interest	1,217	2,034
Depletion, depreciation and amortization	13,137	21,707
Additional Depletion, depreciation and amortization (Note 2)	64,200	64,200
	88,438	105,002
Loss before taxes	(63,436)	(58,358)
Capital taxes	437	865
Future income tax recovery	(27,166)	(26,609)
	(26,729)	(25,744)
Net loss for the period	(36,707)	(32,614)
Accumulated income at beginning of period	4,952	859
Accumulated loss at end of period	$ (31,755)	$ (31,755)
Net loss per unit (Note 5)	(2.38)	(2.71)

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH AVAILABLE FOR DISTRIBUTION
(Unaudited)

	Three Months Ended September 30, 2001 ($000's)	For the Period March 6, 2001 to September 30, 2001 ($000's)
Funds flow from operating activities	$ 13,601	$ 26,878
Cash reserved for investing and financing activities	(33)	(1,012)
Cash distributions to unitholders	$ 13,568	$ 25,866
Actual cash distributions per unit	$ 0.84	$ 1.94

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

		Three Months Ended September 30, 2001 ($000's)		For the Period March 6 to September 30, 2001 ($000's)
Cash provided by operating activities				
Net loss for the period	$	(36,707)	$	(32,614)
Add non-cash items:				
Depletion, depreciation and amortization		13,137		21,707
Additional depletion, depreciation and amortization (note 2)		64,200		64,200
Future income tax recovery		(27,166)		(26,609)
Amortization of deferred charges		(91)		(35)
Non-cash management fees		229		229
Funds flow from operating activities		13,602		26,878
Net change in non-cash working capital		(2,732)		(4,982)
		10,870		21,896
Cash used in investing activities				
Expenditures on property, plant and equipment		(3,939)		(7,666)
Acquisition of Maxx Petroleum Ltd. (Note 7)		-		(38,799)
Acquisition of oil and gas properties		(174)		(2,380)
Proceeds on disposition of oil and gas properties		1,319		1,422
Change in cash reserved for future site reclamation		(200)		(299)
Site restoration costs		(89)		(114)
Net change in non-cash investing working capital		(2,046)		380
		(5,129)		(47,456)
Cash provided by financing activities				
Increase (decrease) in long term bank debt		(17,200)		31,800
Change in deferred charges		822		(4,620)
Cash distributions to unitholders		(13,568)		(25,866)
Issue of trust units		24,196		24,196
		(5,750)		25,510
Increase (decrease) in cash		(9)		(50)
Cash beginning of period		32		73
Cash end of period	$	23	$	23
Cash flow per weighted average unit	$	0.88	$	2.23
Supplemental disclosure of cash flow information				
Cash interest paid	$	1,357	$	2,157
Cash capital taxes paid	$	327	$	717

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

September 30, 2001

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Founders Energy Ltd. ("Founders") audited Financial Statements and the notes for the year ended December 31, 2000 which are disclosed in the initial Annual Information Form filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Founders for the year ended December 31, 2000, except that these Interim Consolidated Financial Statements include the accounts of the Trust and its wholly owned subsidiary.

2. Property, plant and equipment

The ceiling test calculation used prices in effect at September 30, 2001 of Cdn$20.65 per barrel for all blends of oil, Cdn$2.19 per mcf for natural gas and Cdn$26.71 per barrel for natural gas liquids. This resulted in a net ceiling test deficiency of approximately $37 million which has been recorded at September 30, 2001 as a writedown of $64.2 million to Property Plant and Equipment and a $27.2 million reduction in future tax.

3. Capital Contributions

(a) **Authorized**
(i) Unlimited number of common voting units

b) **Issued**

	July 1, 2001 to September 30, 2001			March 6, 2001 to September 30, 2001		
	Number of Units		Amount ($000's)	Number of Units		Amount ($000's)
Balance at beginning of period	14,586,821	$	130,827	7,092,221	$	43,649
Issued	2,435,500	$	23,809	9,930,100	$	110,987
Balance at end of period	17,022,321	$	154,636	17,022,321	$	154,636

(c) **Units reserved**
(i) Employee incentive unit option plan:
Provident has reserved 700,000 trust units for options.

4. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident, with the exception of the employees of Provident Management Corporation, are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved 700,000 trust units for options.

	July 1, 2001 to September 30, 2001		March 6, 2001 to September 30, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	536,900	$11.28	-	-
Granted	95,000	$10.85	631,900	$11.21
Cancelled/Expired	(12,000)	$12.27	(12,000)	$12.27
Outstanding at end of period	619,900	$11.19	619,900	$11.19
Exercisable at end of period	226,633	$11.17	226,633	$11.17

At September 30, 2001 the Trust had 619,900 options outstanding with exercise prices ranging between $10.50 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.54 years and the weighted average exercise price is $11.19 per unit.

5. *Net loss per unit*

The net loss per trust unit for the period from March 6, 2001 to September 30, 2001 was $2.71 per unit and was calculated based on 12,055,115 weighted average number of units outstanding during the period. For the quarter ended September 30, 2001 net loss per trust unit was $2.38 calculated based on the weighted average number of units outstanding during the quarter of 15,433,951.

There are no factors that would have a significant impact on the fully diluted loss per unit.

6. Management Fees

In addition to the base management fee, the Managers of the Trust are also entitled to a Total Return Fee at the end of the year, which is based on distributions and unit price performance. The Total Return Fee is calculated using the closing price of the trust units at December 31, 2001. These financial statements include a period end estimate of the Total Return Fee that is based on the unit closing price at September 28, 2001. The Manager does not receive any form of compensation with respect to salaries or fees on acquisitions or divestitures.

7. Acquisition of Maxx Petroleum Ltd. ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favor of the Plan, which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001 Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed

Property, plant and equipment	$	203,864
Working capital deficiency		(9,578)
Bank debt		(2,300)
Site restoration		(3,686)
Fair market value of financial hedges and physical contracts for petroleum products		(4,427)
Future income taxes		(57,120)
Other liability		(398)
	$	126,355

Consideration

Cash	$	35,408
Trust Units issued		87,009
Acquisition costs incurred		3,938
	$	126,355

Exhibit 99.28

PROVIDENT

ENERGY TRUST

PROVIDENT ANNOUNCES PRICE PROTECTION ON 80 PERCENT OF 2002 HEAVY OIL PRODUCTION

NEWS RELEASE NUMBER 16 **October 22, 2001**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) announced today that, as a result of its effective commodity price risk management program, the all-in wellhead price on approximately 80 percent of forecast 2002 heavy oil production has been locked-in at a price that is approximately 75 percent higher than the current heavy oil wellhead price. As a result of a series of commodity transactions entered into over the past several months, Provident will receive an average all-in wellhead price of approximately CDN $19.00 per barrel on 5,000 barrels per day of heavy oil production, representing approximately 80 percent of forecast 2002 production volumes. Provident also has hedged approximately 56 percent of its heavy oil production for the 4th quarter of 2001 at an average wellhead price of CDN $23.43 per barrel.

Provident is committed to a consistent and systematic commodity price hedging philosophy as a means of improving the predictability and stability of unit distributions. Complementing the commodity risk management program for 2002 heavy oil volumes are a series of natural gas contracts totaling 10 million cubic feet per day or approximately 50 percent of forecast 2002 natural gas production at prices between CDN $4.05 and CDN $6.12 per million cubic feet at AECO. In addition, Provident has hedged 250 barrel per day or approximately 12 percent of forecast 2002 light crude oil production at a WTI price of U.S. $20.00 to U.S. $22.90 per barrel. For the 4th quarter of 2001 Provident has hedged approximately 60 percent or 11 million cubic feet per day of natural gas production at an average price of CDN $5.16 per million cubic feet at AECO and 500 barrels per day or approximately 30 percent of light crude oil production at a WTI price of U.S. $26.73 per barrel

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS CASH DISTRIBUTION

NEWS RELEASE NUMBER 15 **October 19, 2001**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) today announced the cash distribution for October 2001 has been set at Cdn $0.20 per trust unit. The lower October distribution is primarily attributable to weaker crude oil and natural gas wellhead prices in the month. The October 2001 cash distribution will be paid on November 15, 2001 to unitholders of record on October 31, 2001. The ex-distribution date is October 29, 2001. For unitholders receiving their distribution in U.S Funds the October 15, 2001 cash distribution will be approximately U.S. $0.13, based on an exchange rate of $1.5590. The actual U.S. dollar distribution will depend on the actual U.S./Canadian dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

The continued slowdown in the North American economy combined with unseasonably mild weather has resulted in a strong build in natural gas storage levels and a corresponding decrease in natural gas prices. During September, there was a significant widening of heavy oil differentials as a result of the fire at the CITCO refinery in Illinois, which significantly reduced the Canadian dollar wellhead price for heavy oil. Heavy oil differentials are expected to remain wide through the first quarter of 2002. World reaction to the terrorist activities of September 11, 2001 has also had a protracted impact on the economy and commodity prices, particularly crude oil price which has declined by more than U.S $3.00 per barrel since the attacks. All of these events have created an uncertain period for commodity prices and accordingly have had a negative impact on cash flows and distributions for the Trust. In order to minimize the impact that volatile commodity price markets will have on cash distributions, Provident's strategy has been, and will continue to be, focused on forward selling or hedging approximately 50 percent of its production.

Cash distributions for the period March 6, 2001 (inception) to October 31, 2001 will total $2.14 per unit, resulting in an annualized yield of approximately 26%, based on the current trading price of Provident's Units.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: *http:\\www.providentenergy.com*
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

Exhibit 99.30

PROVIDENT

ENERGY TRUST

PROVIDENT ENERGY TRUST CONFIRMS CASH DISTRIBUTION

NEWS RELEASE NUMBER 14 **September 18, 2001**

CALGARY, ALBERTA – Provident Energy Trust. ("Provident") (TSE – PVE.UN; AMEX - PVX) is pleased to confirm that the September cash distribution of $0.27 per trust unit will be paid on October 15, 2001 to all unitholders of record on September 30, 2001. The ex-distribution date is September 26, 2001.

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

For further information contact:

THOMAS BUCHANAN,
Chief Executive Officer
Phone (403) 296-2232

RANDY FINDLAY,
President
Phone (403) 781-5343

Internet: http:\\www.providentenergy.com
e-mail: info@providentenergy.com

900, 606 – 4th Street S.W.
Calgary, Alberta, Canada T2P 1T1

Phone: (403) 296-2233
Fax: (403) 294-0111

PROVIDENT ENERGY TRUST

Provident Energy Trust Completes $34.6 Million Treasury and Secondary Offering of Trust Units

News Release Number 13

Calgary, August 29, 2001 – Provident Energy Trust ("Provident") announced today that it has completed a $34.6 million treasury and secondary offering of its trust units at a price of $10.85 per unit. Gross proceeds of the offering includes the maximum over-allotment allocation of 15% of the original offering that was granted to the underwriters by both Provident and Citicorp Capital Investors Ltd. ("Citicorp"). Provident will receive $26.425 million in gross proceeds for units issued from treasury and Citibank will receive $8.138 million in gross proceeds for units sold pursuant to the secondary offering. In total, Provident will issue 2,435,500 trust units from treasury and Citicorp will sell 750,000 trust units by way of a secondary offering of units beneficially owned by Citicorp. As a result of this offering, Provident now has 17,022,321 units issued and outstanding. The financing was completed by a syndicate of underwriters led by Scotia Capital Inc. and included CIBC World Markets Inc., National Bank Financial Inc. and Canaccord Capital Corporation.

Units purchased pursuant to this offering will participate in the August cash distribution of $0.27 per unit payable on September 14, 2001 to unitholders of record on August 31, 2001.

The net proceeds of the treasury issue will be used to repay outstanding indebtedness and to fund future acquisitions, capital expenditures, and for general corporate purposes.

The trust units offered have not and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and have not been offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities in any jurisdiction.

Provident is a conventional oil and gas energy trust that acquires, develops, produces and sells crude oil, natural gas and natural gas liquids for the generation of cash distributions to unitholders. Trust units of Provident trade on the Toronto Stock Exchange under the symbol "PVE.UN" and the American Stock Exchange under the symbol "PVX".

For further information, please contact:

Thomas W. Buchanan
Chief Executive Officer
(403) 296-2232

Randy J. Findlay
President
(403) 781-5343

Mark N. Walker
Chief Financial Officer
(403) 781-5305

Internet: http:\www.providentenergy.com
e-mail: info@providentenergy.com

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws. Accordingly, these securities may not be offered or sold within the United States or to a U.S. person (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States of America.

Short Form Prospectus

New Issue and Secondary Offering **August 20, 2001**

PROVIDENT

ENERGY TRUST

$10.85 per Trust Unit

2,770,000 Trust Units

This prospectus qualifies for distribution 2,770,000 trust units ("Trust Units") of Provident Energy Trust (the "Trust") of which 2,170,000 Trust Units are being offered by the Trust and 600,000 Trust Units are being offered by a selling unitholder (the "Selling Unitholder"). See "Selling Unitholder". The Trust will not receive any of the net proceeds relating to the Trust Units sold by the Selling Unitholder. The outstanding Trust Units of the Trust are listed on The Toronto Stock Exchange (the "TSE") and the American Stock Exchange (the "AMEX"). On August 20, 2001 the closing price of the Trust Units on the TSE and the AMEX was $10.85 per Trust Unit and U.S. $7.06 per Trust Unit, respectively. The terms of the offering of the Trust Units were determined by negotiation between Provident Energy Ltd. ("Provident"), on behalf of the Trust, the Selling Unitholder and Scotia Capital Inc., CIBC World Markets Inc., National Bank Financial Inc. and Canaccord Capital Corporation (collectively, the "Underwriters").

In the opinion of counsel, the Trust Units offered hereunder will, on the date of issue, (i) be qualified investments under the *Income Tax Act* (Canada) (the "Tax Act") and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, and (ii) not be precluded as investments under certain other statutes as set out under "Eligibility for Investment".

Price: $10.85 per Trust Unit

	Price to Public	Underwriters' Fee	Net Proceeds to the Trust(1)(2)	Net Proceeds to the Selling Unitholder (1)(2)
Per Trust Unit..............	$10.85	$0.651	$10.109	$10.5245
Total..............................	$30,054,500	$1,803,270	$21,936,530	$6,314,700

Notes:

(1) Before deducting expenses of this offering, estimated to be $400,000, which will be paid from the general funds of the Trust. The Underwriters' Fee of $0.651 relating to the distribution of the Trust Units being offered by the Selling Unitholder will be shared equally between the Trust and the Selling Unitholder.

(2) The Underwriters have been granted an option by each of the Trust and the Selling Unitholder (the "Over-Allotment Option"), exercisable for a period 30 days from the closing of the offering, to purchase up to an additional 415,500 Trust Units at the offering price solely to cover over-allotments, if any, and for market stabilization purposes. The first 150,000 Trust Units issuable upon exercise of the Over-Allotment Option will be satisfied by the Selling Unitholder and any remaining Trust Units issuable upon exercise of the Over-Allotment Option will be satisfied by the Trust. This prospectus qualifies both the grant of the Over-Allotment Option and the distribution of the Trust Units issuable upon the exercise of the Over-Allotment Option. If the Over-Allotment Option is exercised in full, the total Price to Public will be $34,562,675, the Underwriters' Fee will be $2,073,761, Net Proceeds to the Trust will be $24,595,539 and Net Proceeds to the Selling Unitholder will be $7,893,375. The Trust will not receive any net proceeds from the exercise of the Over-Allotment Option granted by the Selling Unitholder. See "Plan of Distribution".

The Underwriters, as principals, conditionally offer the Trust Units, subject to prior sale, if, as and when issued by the Trust and delivered by the Selling Unitholder and accepted by the Underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Plan of Distribution" and subject to approval of certain legal matters on behalf of the Trust by Macleod Dixon LLP and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP. Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Certificates representing the Trust Units will be available for delivery at closing, which is expected to occur on or about August 29, 2001. The Underwriters may effect transactions which stabilize or maintain the market price for the Trust Units at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

It is anticipated that the offering will close prior to August 31, 2001, which is the record date for the distribution by the Trust to holders of Trust Units ("Unitholders") to be paid on September 15, 2001. Accordingly, subscribers who purchase Trust Units pursuant to this offering will be eligible to receive the distribution to be paid to Unitholders on September 15, 2001. See "Record of Cash Distributions".

National Bank Financial Inc. is an indirect wholly-owned subsidiary of a Canadian chartered bank which is a lender to the Trust and Provident. Consequently, the Trust may be considered to be a connected issuer of this Underwriter for the purposes of securities regulations in certain provinces. The net proceeds of this offering received by the Trust will be used to repay a portion of the indebtedness of the Trust to such bank. See "Relationship Among the Trust, Provident and an Underwriter" and "Use of Proceeds".

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP, based on legislation in effect on the date of this prospectus, the Trust Units offered hereby will not be precluded as investments, in each case subject to general investment standards and the satisfaction of additional requirements relating to investment or lending policies, standards, procedures, or goals, under or by the following statutes and where applicable, the relevant regulations:

Cooperative Credit Associations Act (Canada)
Insurance Companies Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Trust and Loan Companies Act (Canada)
Employment Pension Plans Act (Alberta)
Loan and Trust Corporations Act (Alberta)
Financial Institutions Act (British Columbia)
The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Pension Benefits Act, 1992 (Saskatchewan)
Pension Benefits Act (Ontario)
Loan and Trust Corporations Act (Ontario)
An Act respecting insurance (Quebec) (in respect of insurers other than guarantee fund corporations)
Supplemental Pension Plans Act (Quebec)
An Act respecting trust companies and savings companies (for a trust company investing its own funds and deposits it receives and a savings company investing its funds)

Also, in the opinion of such counsel, the Trust Units offered hereby will, on the date of closing, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans and based on representations will not, on the date of closing, be foreign property for the purpose of the Tax Act.

SELECTED ABBREVIATIONS AND DEFINITIONS

In this short form prospectus, the abbreviations and terms set forth below have the meanings indicated:

"**bbl**" means one barrel.

"**bcf**" means one billion cubic feet.

"**boe/d**" means one barrel of oil equivalent per day.

"**Mboe**" means one thousand barrels of oil equivalent.

"**mcf**" means one thousand cubic feet.

"**mcf/d**" means one thousand cubic feet per day.

"**NGL**" means natural gas liquids.

"**bbls/d**" means barrels per day.

"**boe**" means barrels of oil equivalent. A barrel of oil equivalent is determined by converting a volume of natural gas to barrels using the ratio of six mcf to one barrel. These conversion factors are not based on energy content or price.

"**mbbls**" means one thousand barrels.

"**mmbbls**" means one million barrels.

"**mmcf**" means one million cubic feet.

"**mmcf/d**" means one million cubic feet per day.

"**Acquisition Notes**" means the unsecured, subordinated, demand notes issued by Provident under the plan of arrangement involving the Trust, Provident and Maxx Petroleum Ltd. effective May 25, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated May 25, 2001.

"**Distributable Cash**" means all amounts distributed or to be distributed during any applicable period to Unitholders of the Trust.

"**Initial Notes**" means the unsecured, $14.70 subordinated notes issued by Provident under the plan of arrangement involving Founders Energy Ltd., Provident and the Trust effective March 6, 2001 and issued pursuant to a note indenture between Provident and Montreal Trust Company of Canada dated March 6, 2001, as amended.

"**Initial Royalty**" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme).

"**Petroleum Substances**" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons.

"**Proven Reserves**" *means those quantities of crude oil, natural gas, and natural gas by-products, which, upon* analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions.

"**Provident Royalties**" means collectively the Initial Royalty and the Subsequent Royalty.

"**Subsequent Royalty**" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interests and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions.

"**Unitholders**" means holders of Trust Units of the Trust.

In this short form prospectus, all dollar amounts are stated in Canadian dollars except where otherwise stated.

NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or the Trust's future performance. In some cases, forward-looking statements can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In addition, this prospectus may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements.

Although the Trust believes that the expectations reflected in the forward-looking statements are reasonable, the Trust cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither the Trust nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Trust is under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results or to changes in the Trust's expectations.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Executive Officer of Provident at 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1, telephone (403) 296-2233. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Executive Officer of Provident at the above-mentioned address and telephone number.

The following documents of the Trust, filed with the various provincial securities commissions or similar authorities in Canada, are specifically incorporated into and form an integral part of this short form prospectus:

(a) the Initial Annual Information Form of the Trust dated June 22, 2001 (the "AIF") including the attached (i) audited financial statements of Founders Energy Ltd. ("Founders") as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon, and (ii) audited consolidated financial statements of Maxx Petroleum Ltd. ("Maxx") as at and for the years ended December 31, 2000 and 1999, together with the notes thereto and the auditors' report thereon;

(b) management's discussion and analysis of the financial condition and operations of Founders included on pages 41 to 46 of the AIF and of Maxx included on pages 70 to 78 of the AIF;

(c) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to March 31, 2001;

(d) the unaudited consolidated financial statements of the Trust and management's discussion and analysis of the financial condition and operations of the Trust for the period March 6, 2001 to June 30, 2001 and for the three months ended June 30, 2001; and

(e) the material change report of the Trust dated April 5, 2001 in respect of the acquisition by the Trust of all of the common shares of Maxx pursuant to a plan of arrangement.

Any of the following documents, if filed by the Trust with the provincial securities commissions or similar authorities in Canada after the date of this short form prospectus and before the termination of the offering, are deemed to be incorporated by reference in this short form prospectus:

(a) material change reports (except confidential material change reports);

(b) comparative interim financial statements;

(c) comparative financial statements for the Trust's most recently completed financial year, together with the accompanying report of the auditor; and

(d) information circulars (excluding those portions thereof which, pursuant to National Instrument No. 44-101 of the Canadian Securities Administrators, are not required to be incorporated by reference herein).

Documents are not incorporated by reference to the extent their contents are modified or superseded by a statement contained in this short form prospectus or in any other subsequently filed document that is also incorporated by reference in this short form prospectus.

PROVIDENT ENERGY TRUST

The Trust

The Trust is an open-end unincorporated investment trust created under the laws of Alberta pursuant to a trust indenture dated as of January 25, 2001, among Founders and Montreal Trust Company of Canada, as amended and restated as of March 5, 2001 (the "Trust Indenture"). The beneficiaries of the Trust are the Unitholders. The head and principal offices of the Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. The Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is distributed from Provident to the Trust by way of royalty payments on the Provident Royalties, interest payments and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes. Distributable Cash generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders.

The structure of the Trust and the flow of funds from the oil and gas properties of Provident to the Trust and from the Trust to Unitholders, is set forth in more detail on page 9 of the Trust's AIF incorporated herein by reference.

The information in the following table sets forth certain quarterly comparative financial data for the Trust and Maxx which is intended to restate certain financial results otherwise set forth in the AIF.

Selected Consolidated Quarterly Financial Information (unaudited)
Thousands of Dollars except per share data
2000 by Quarter

The Trust

	First	Second	Third	Fourth
Funds flow from operations	$4,788	$4,972	$6,960	$6,844
per common share (1)	$0.32	$0.33	$0.46	$0.45

(1) All per share numbers have been restated to reflect the impact of the January 27, 2000 one for four share consolidation.

Maxx

	Dec. 31	Sept. 30	June 30	Mar. 31
Oil and gas sales	$23,926	$23,309	$20,725	$18,692

Provident

Provident Energy Ltd. is a corporation wholly-owned by the Trust. Provident was incorporated under the *Business Corporations Act* (Alberta) on January 19, 2001 and was amalgamated with Founders pursuant to a plan of arrangement (the "Founders Arrangement") involving the Trust, Provident and Founders effective March 6, 2001. Provident was amalgamated with Maxx effective May 25, 2001 pursuant to a plan of arrangement (the "Maxx Arrangement") involving the Trust, Provident and Maxx. The head and principal offices of Provident are located at 900, 606– 4th Street S.W., Calgary, Alberta T2P 1T1 . The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Provident has two wholly-owned subsidiaries, 611335 Alberta Ltd. and 873798 Alberta Ltd. Each of Provident's subsidiaries were incorporated under the *Business Corporations Act* (Alberta). The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties.

Provident Management Corporation

Provident Management Corporation (the "Manager") was incorporated on January 17, 2001 under the *Business Corporations Act* (Alberta). The head and principal offices of the Manager are located at 900, 606– 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400- 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of a management agreement dated as of March 6, 2001 among Provident, the Manager and the Trust, the Manager provides certain management, administrative and support services to the Trust and Provident. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident and the Trust.

RECENT DEVELOPMENTS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the board of directors of Founders to evaluate Founders' asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs had consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. After an extensive review of Founders' asset base and detailed production and cash flow modelling, the board of directors of Founders concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Unitholders. The Founders Arrangement resulted in Founders shareholders receiving Trust Units of the Trust in exchange for their common shares in Founders ("Founders Shares"). The Founders Arrangement involved the following steps which were deemed to occur sequentially:

(a) Founders' existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

(b) every three issued and outstanding Founders Shares were exchanged for one Initial Note. In lieu of fractional Initial Notes, each holder of Founders Shares who would otherwise have received such fractional Initial Notes was paid an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of such fraction multiplied by the product of (i) three and (ii) the average closing sale price per share of the Founders Shares on the TSE as reported in *The Financial Post* over the ten consecutive trading days ending on the third trading day prior to the effective date, resulting in the acquisition by Provident of all of the issued and outstanding Founders Shares and the acquisition by holders of Founders Shares of Initial Notes;

(c) each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by the Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

(d) Founders and Provident were amalgamated and continued under the name "Provident Energy Ltd."; and

(e) the Trust's unitholder rights plan became effective.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The board of directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view, to the holders of Founders Shares.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into an arrangement agreement which provided for implementation of the Maxx Arrangement which became effective on May 25, 2001. The Maxx Arrangement involved the following steps which were deemed to occur sequentially:

(a) each issued and outstanding Maxx common share ("Maxx Share") was exchanged with Provident for Acquisition Notes on the basis of $7.00 principal amount of Acquisition Notes for every one Maxx Share;

(b) the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units or cash or a combination thereof on the basis of:

    (i) $7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash; or

    (ii) $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Trust Units; and

(c) Maxx and Provident were amalgamated and continued as one corporation, under the name "Provident Energy Ltd."

A total of $35.4 million in cash and 7,475,000 Trust Units were issued to acquire all of the issued and outstanding shares of Maxx. In addition, a total of 19,600 Trust Units were issued to the directors of Maxx holding share appreciation rights of Maxx pursuant to an agreement entered into between Provident and the directors of Maxx.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

As a result of the acquisition of Maxx, Provident's daily average production increased from 4,800 boe/d (with gas converted to oil on a 6:1 basis) to 13,500 boe/d, including 7,500 bbls/d of conventional heavy crude oil, 1,700 bbls/d of light crude oil, 700 bbls/d of natural gas liquids and 21.6 mmcf/d of natural gas. Provident's Proven Reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe. The combined reserves of Provident and Maxx exclude more than two hundred undrilled development locations for heavy crude oil. Average daily production for the month of July for Provident was approximately 12,600 boe/d which was comprised of 6,720 bbls/d of conventional heavy crude oil, 1,925 bbls/d of light oil, 570 bbls/d of natural gas liquids and 20.3 mmcf/d of natural gas. The decrease in production following the Maxx Arrangement is attributable to normal production declines, the shutting in of certain marginal wells and lower than expected performance of certain wells in the Lloydminster heavy oil area.

Distributions

On May 25, 2001, the Trust announced its intention to increase its monthly cash distribution rate by 20% from $0.25 per Trust Unit to $0.30 per Trust Unit. Payment of the increased cash distribution was made to Unitholders on June 15, 2001. The increase in the distribution rate was supported by the accretive nature of the Maxx Arrangement to Unitholders on a cash flow per Trust Unit basis and by high commodity prices. The Trust announced on July 19, 2001 that the next monthly distribution of $0.30 per Trust Unit will be paid on August 15, 2001 to Unitholders of record on July 31, 2001. The Trust anticipates that its monthly cash distribution for the three months following the distribution to Unitholders on August 15, 2001 will be $0.27 per Trust Unit per month.

Listing of Trust Units on the AMEX

The Trust Units began trading on the American Stock Exchange ("AMEX") on June 22, 2001 under the symbol "PVX".

DETAILS OF THE OFFERING

The offering consists of 2,770,000 Trust Units at a price of $10.85 per Trust Unit of which 2,170,000 Trust Units are being offered by the Trust and 600,000 Trust Units are being offered by the Selling Unitholder.

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder and to one vote at all meetings of holders of Trust Units for each Trust Unit held. A complete description of the redemption rights associated with the Trust Units is described under "Information Concerning Provident Energy Trust and Provident Energy Ltd." in the AIF. Holders of Trust Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of the Trust or with respect to any acts performed by the trustee of the Trust or any other person pursuant to the Trust Indenture.

The Trust Indenture, among other things, provides for the calling of meetings of Unitholders, the conduct of business thereof, notice provisions, the appointment and removal of the trustee of the Trust and the form of Trust Unit certificates, and may be amended from time to time. Substantive amendments to the Trust Indenture, including early termination of the Trust and the sale or transfer of the property of the Trust as an entirety or substantially as an entirety, requires approval by a special meeting of Unitholders at which a resolution must be passed by a majority of not less than $66^2/_3$% of the votes cast, either in person or by proxy, at such meeting or approval in writing by holders of not less than $66^2/_3$% of the outstanding Trust Units. The Trust Indenture also restricts non-resident ownership of Trust Units to less than 50% of the outstanding Trust Units at any time in order to maintain its status as a mutual fund trust under the Tax Act. More information regarding this restriction is set forth at pages 15 and 16 of the Trust's AIF incorporated herein by reference.

Unitholders of record on the last business day of each calendar month or such other day as determined by the Trust are entitled to receive cash distributions of the Trust in respect of that month. Such distributions are made on or about the 15th day of the following month.

PLAN OF DISTRIBUTION

Pursuant to an agreement dated August 20, 2001 (the "Underwriting Agreement") among the Trust, Provident, the Manager, the Selling Unitholder and the Underwriters, the Trust has agreed to issue and sell an aggregate of 2,170,000 Trust Units and the Selling Unitholder has agreed to sell an aggregate of 600,000 Trust Units to the Underwriters, and the Underwriters have severally agreed to purchase such Trust Units on August 29, 2001 or on such other date as may be agreed among the parties to the Underwriting Agreement. Delivery of the Trust Units is conditional upon payment on closing of $10.85 per Trust Unit by the Underwriters to the Trust and the Selling Unitholder, as applicable. The Trust will not receive any of the net proceeds relating to the Trust Units sold by the Selling Unitholder. The Underwriting Agreement provides that the Trust will pay the Underwriters' fee of $0.651 per Trust Unit for Trust Units issued and sold by the Trust and $0.3255 per Trust Unit sold by the Selling Unitholder, for an aggregate fee payable by the Trust of $1,607,970, in consideration for their services in connection with this offering. The Selling Unitholder will pay the Underwriters' fee of $0.3255 per Trust Unit sold by the Selling Unitholder, for an aggregate fee payable by the Selling Unitholder of $195,300, in consideration of their services in connection with the distribution of the Trust Units held by the Selling Unitholder. The terms of the offering of the Trust Units were determined by negotiation between Provident, on behalf of the Trust, the Selling Unitholder and the Underwriters. The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. If an Underwriter fails to purchase the Trust Units which it has agreed to purchase, any one or more of the other Underwriters may, but is not obligated to purchase such Trust Units. The Underwriters are, however, obligated to take up and pay for all of the Trust Units if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Trust, Provident and the Selling Unitholder will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Underwriters have been granted an option by each of the Trust and the Selling Unitholder (the "Over-Allotment Option"), exercisable for a period of 30 days from the closing of this offering, to purchase up to an additional 415,500 Trust Units at a price of $10.85 per Trust Unit solely to cover over-allotments, if any, and for market stabilization purposes. The first 150,000 Trust Units issuable upon exercise of the Over-Allotment Option will be satisfied by the Selling Unitholder and any remaining Trust Units issuable upon exercise of the Over-Allotment Option will be satisfied by the Trust. If the Underwriters exercise such Over-Allotment Option in full, the Trust will receive total gross proceeds of an additional $2,880,675, net of commissions thereon to the Underwriters of $221,666 and the Selling Unitholder will receive total gross proceeds of an additional $1,627,500, net of commissions thereon to the Underwriters of $48,825. This prospectus also qualifies for distribution the Over-Allotment Option and any Trust Units that are issued pursuant to the exercise of the Over-Allotment Option. The Trust will not receive any net proceeds from the exercise of the Over-Allotment Option granted by the Selling Unitholder.

Pursuant to applicable securities legislation, the Underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase Trust Units. The foregoing restriction is subject to exceptions, provided the bid or purchase is not engaged in for the purpose of creating actual or apparent trading in, or raising the price of, the Trust Units. These exceptions include a bid or purchase permitted under the bylaws and rules of the TSE relating to market stabilization and passive market-making activities. In connection with this offering, and subject to the foregoing, the Underwriters may effect transactions which stabilize or maintain the market price of the Trust Units at levels above those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

Subscriptions for Trust Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Certificates for the Trust Units will be available for delivery at the closing of the offering, which is expected to occur on or about August 29, 2001.

The Trust has applied to list the Trust Units distributed by the Trust under this short form prospectus on the TSE and the AMEX. Listing will be subject to the Trust fulfilling all of the listing requirements of the TSE and the AMEX.

The Trust and the Selling Unitholder have agreed with the Underwriters that it will not, for the period ending 90 days after the closing of this offering, issue or sell any Trust Units or any securities convertible into or exchangeable for Trust Units, without the prior consent of Scotia Capital Inc. on behalf of the Underwriters pursuant to the Underwriting Agreement, other than the issuance of Trust Units pursuant to the trust unit option plan of the Trust and any issuance of Trust Units in payment of certain fees of the Manager.

The Trust Units have not been and will not be registered under the United States *Securities Act of 1933*, as amended (the "1933 Act") or any state securities laws, and accordingly may not be offered or sold within the United States or to U.S. Persons (as such term is defined in Regulation S under the 1933 Act) except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. However, the Underwriting Agreement permits the Underwriters to offer and sell the Trust Units to institutional "accredited investors" (as such term is defined in Regulation D under the 1933 Act) in the United States provided such offers and sales are made in accordance with certain private placement exemptions under the 1933 Act. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Trust Units outside the United States only in accordance with Regulation S under the 1933 Act.

In addition, until 40 days after the commencement of this offering, any offer or sale of Trust Units offered hereby within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act.

SELLING UNITHOLDER

Pursuant to an agreement to convert and redeem among Founders, the Trust and Citicorp Capital Investors Ltd. (the "Selling Unitholder") dated January 25, 2001, the Selling Unitholder agreed to convert a portion of the outstanding principal of a $15,000,000 7.5% subordinated secured convertible redeemable debenture due June, 2004 issued by Founders to the Selling Unitholder (the "Debenture") into Founders Shares and Founders agreed to redeem the balance of the principal amount of the Debenture together with accrued and unpaid interest. The Founders Shares obtained by the Selling Unitholder through such conversion were then exchanged for an aggregate of 1,666,667 Trust Units under the Founders Arrangement. In consideration for the Selling Unitholder's agreement to convert and redeem the Debenture, Founders and the Trust agreed, pursuant to a qualification rights agreement dated January 25, 2001 (the "Qualification Rights Agreement"), to facilitate the secondary offering of the Trust Units acquired by the Selling Unitholder under the Founders Arrangement in accordance with the terms of the Qualification Rights Agreement. As of August 20, 2001, the Selling Unitholder beneficially owned, directly or indirectly, 1,269,293 Trust Units or approximately 8.7% of the issued and outstanding Trust Units.

The Qualification Rights Agreement provides that if, at any time, the Trust proposes to qualify for distribution any securities of the Trust by way of a prospectus, the Trust will use its reasonable commercial efforts to include in any qualification all of the Trust Units acquired by the Selling Unitholder pursuant to the Founders Arrangement, if requested to do so by the Selling Unitholder. In the case of an underwritten offering, the Underwriters of the qualification may limit the number of Trust Units held by the Selling Unitholder included in the underwriting pursuant to any qualification, if, in their opinion, the number of Trust Units held by the Selling Unitholder proposed to be sold in such underwriting exceeds the number that can be sold without materially adversely interfering with the orderly sale and distribution of the securities being offered under such qualification. In the event the number is to be so limited in the underwriting or qualification, a sufficient number of securities shall be eliminated to reduce the total amount of securities to be included in such underwriting or qualification to the amount recommended by the Underwriters.

In accordance with the terms of the Qualification Rights Agreement, the Trust has agreed to bear all fees and expenses incidental to the performance of or compliance with the Qualification Rights Agreement by the Trust, provided however, that the Selling Unitholder shall be responsible for 50% of any commissions, fees or discounts of the Underwriters related to the Trust Units of the Selling Unitholder being distributed pursuant to this offering.

Upon completion of the offering, the Selling Unitholder will beneficially own, directly or indirectly, 669,293 Trust Units or approximately 3.9% of the issued and outstanding Trust Units. If the Over-Allotment Option granted by the Selling Unitholder is exercised in full, the Selling Unitholder will beneficially own, directly or indirectly, 519,293 Trust Units or approximately 3.0% of the issued and outstanding Trust Units.

CAPITALIZATION OF THE TRUST

The following table sets forth the consolidated capitalization of the Trust as at June 30, 2001, and as at July 31, 2001, both before and after giving effect to this offering:

Designation	Authorized	As at June 30, 2001 (unaudited)	As at July 31, 2001 before giving effect to the Offering (unaudited)	As at July 31, 2001 after giving effect to the Offering (unaudited)[5]
Long Term Debt[1]	-	$77,100,000	$76,500,000	$54,963,470[6][7]
Unitholders' Equity[2]	Unlimited	$123,481,000[3] (14,586,821 Trust Units)	$123,481,000[4] (14,586,821 Trust Units)	$145,017,530[8] (16,756,821 Trust Units)

Notes:

(1) As at June 30, 2001, the Trust had a revolving demand facility (the "Credit Facility") to a maximum of $85 million which bears interest in accordance with a pricing grid based on Provident's debt to cash flow multiple calculated using the most recent cash flow on an annualized basis. Based on Provident's cash flow for the six months ended June 30, 2001, the interest rate pursuant to the pricing grid is equal to the prime rate plus 0.5%. The Credit Facility is secured by a first fixed and floating charge debenture in the minimum face amount of $125 million, a general assignment of book debts and, if determined necessary by the lenders, a negative pledge and undertaking to provide first charges over major petroleum and natural gas reserves of Provident. As at July 31, 2001 the Trust had drawn $76.5 million against the Credit Facility.

(2) As at July 31, 2001, the Trust had issued 619,900 options to purchase Trust Units to employees, directors and officers of Provident.

(3) As at June 30, 2001, the Trust's Unitholders' equity consisted of $130,827,000 of net capital contributions and $4,952,000 of accumulated income, less $12,298,000 of accumulated cash distributions.

(4) Excludes the net income and cash distributions for the month of July, 2001.

(5) Based on the issuance of 2,170,000 Trust Units by the Trust for an aggregate of $23,544,500, less the Underwriters' fee of $1,607,970 and expenses of the issue estimated to be $400,000. The net proceeds of this issue to the Trust are estimated to be $21,536,530, which will be initially applied to the revolving demand Credit Facility and thereafter used to fund future acquisitions and capital expenditures and for general corporate purposes.

(6) Long Term Debt reflects the net proceeds of the offering to the Trust of $21,536,530 after deducting underwriting fees and other expenses of the issue estimated to be $1,607,970 and $400,000, respectively.

(7) $52,304,461 if the Over-Allotment Option is exercised in full.

(8) $147,676,539 (17,022,321 Trust Units) if the Over-Allotment Option is exercised in full.

PRICE RANGE AND TRADING VOLUME OF THE TRUST UNITS

The outstanding Trust Units are traded on the TSE under the trading symbol "PVE.UN" and the AMEX under the trading symbol "PVX". The following table sets forth the price range and trading volume of the Trust Units as reported by the TSE and the AMEX for the periods indicated:

The Toronto Stock Exchange

Period	High	Low	Volume
2001			
March 12-31[1]	$11.55	$10.50	681,900
April	$12.50	$10.92	1,261,500
May	$12.50	$11.61	2,478,500
June	$12.25	$10.25	1,694,500
July	$11.50	$ 9.25	864,200
August 1 - 20	$11.40	$10.80	809,978

Note:

(1) The Trust Units were listed for trading on the TSE on March 12, 2001.

On August 20, 2001, the closing price per Trust Unit on the TSE was $10.85.

The American Stock Exchange

Period	High	Low	Volume
2001			
June 22-30 [1]	U.S. $8.05	U.S. $6.80	106,900
July	U.S. $7.60	U.S. $6.51	178,900
August 1 - 20	U.S. $7.49	U.S. $7.03	323,600

Note:

(1) The Trust Units were listed for trading on the AMEX on June 22, 2001.

On August 20, 2001, the closing price per Trust Unit on the AMEX was U.S. $7.06.

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since its inception.

2001

April [1]	0.25
May	0.25
June	0.30

2001

July	0.30
August	0.30
Total	**$1.40**

Notes:

(1) Such distribution being the first cash distribution of the Trust.

(2) The Trust anticipates that its monthly cash distribution for the three months following the distribution to Unitholders on August 15, 2001 will be $0.27 per Trust Unit per month.

The Trust intends to make cash distributions on the 15th day of each month to holders of Trust Units of record on the immediately preceding record date in amounts equal to all of the interest, royalty and dividend income of the Trust, net of the Trust's administrative expenses. In addition, holders of Trust Units may, at the discretion of the trustee of the Trust, receive distributions in respect of repayments of principal made by Provident to the Trust on the Initial Notes or Acquisition Notes, as the case may be. It is anticipated however, that the Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

It is anticipated that the offering will close prior to August 31, 2001, which is the record date of the distribution by the Trust to Unitholders to be paid on September 15, 2001. Accordingly, subscribers who purchase Trust Units pursuant to this offering will be eligible to receive the distribution to be paid to Unitholders on September 15, 2001.

USE OF PROCEEDS

The net proceeds of this issue to the Trust, after payment of the Underwriters' fee of $1,607,970 and expenses of the issue estimated to be $400,000, will be approximately $21,536,530. If the Over-Allotment Option is exercised in full, the net proceeds of this issue to the Trust, after payment of the Underwriters' fee of $1,829,636, will be approximately $24,195,539. The net proceeds to the Trust will be used initially to reduce the indebtedness of the Trust and Provident under the Credit Facility and thereafter used to fund future acquisitions and capital expenditures and for general corporate purposes. See also "Relationship Among the Trust, Provident and an Underwriter". The Trust will not receive any of the net proceeds relating to the Trust Units sold by the Selling Unitholder.

RELATIONSHIP AMONG THE TRUST, PROVIDENT AND AN UNDERWRITER

National Bank Financial Inc. is an indirect wholly-owned subsidiary of one of the lenders to the Trust and Provident pursuant to the Credit Facility. Accordingly, the Trust may be considered a connected issuer of National Bank Financial Inc. under applicable securities laws.

As at July 31, 2001, $76.5 million was outstanding under the Credit Facility. Each of the Trust and Provident are in compliance with all material terms of the agreement governing the Credit Facility, and none of the lenders under the Credit Facility have waived any material breach by the Trust or Provident of that agreement since its execution. Neither the financial position of the Trust and Provident nor the value of the security under the Credit Facility has changed substantially since the indebtedness under the Credit Facility was incurred.

The decision to distribute the Trust Units offered hereby and the determination of the terms of the distribution were made through negotiations primarily between Provident, on behalf of the Trust, the Selling Unitholder, and Scotia Capital Inc. on its own behalf and on behalf of the remaining Underwriters. The lenders under the Credit Facility did not have any involvement in such decision or determination, but have been advised of the issuance and the terms thereof. As a consequence of this issuance, National Bank Financial Inc. will receive its share of the Underwriters' fee.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Macleod Dixon LLP and Burnet, Duckworth & Palmer LLP the following summary describes the principal Canadian federal income tax considerations pursuant to the Tax Act and the regulations thereunder (the "Regulations") generally applicable to a holder who acquires Trust Units pursuant to this offering and who, for purposes of the Tax Act and all relevant times, holds the Trust Units as capital property and deals at arm's length with the Trust and the Selling Unitholder. Generally, the Trust Units will be considered to be capital property to a holder provided the holder does not hold the Trust Units in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain holders who might not otherwise be considered to hold their Trust Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is not applicable to (i) a subscriber that is a "financial institution", as defined in the Tax Act for the purposes of the mark-to-market rules, (ii) a subscriber an interest in which would be a "tax shelter investment" as defined in the Tax Act, or (iii) a subscriber that is a "specified financial institution" as defined in the Tax Act. Any such subscriber should consult its own tax advisor with respect to an investment in Trust Units.

This summary is based upon the provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsels' understanding of the current published administrative practices of the Canada Customs and Revenue Agency. This summary assumes the Proposed Amendments will be enacted in the form proposed, however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Trust Units, and no representations with respect to the income tax consequences to any holder or prospective holder are made. Consequently, holders and prospective holders of Trust Units should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Trust Units pursuant to this offering, having regard to their particular circumstances.

Status of the Trust

Based on representations of the Manager, and based on the assumption that the Trust will file an election under the Tax Act to cause the Trust to be deemed to be a "mutual fund trust" from the date of creation, the Trust currently qualifies, and will so qualify on the date of the closing of this offering as a "unit trust" and a "mutual fund trust" as defined in the Tax Act and this summary assumes that the Trust will continue to qualify thereafter for the duration of its existence. The qualification of the Trust as a mutual fund trust under the Tax Act requires that certain factual conditions generally be met throughout its existence. Firstly, in order for the Trust to qualify as a mutual fund trust, it must not have been established or at any time be maintained primarily for the benefit of non-residents. Secondly, the Trust must have at least 150 Unitholders each of whom owns not less than one "block" of Trust Units and each of whom owns Trust Units having an aggregate fair market value of not less than $500. In this case, a "block" of Trust Units generally means 100 Trust Units if the fair market value of one Trust Unit is less than $25. Thirdly, the Trust is required to restrict its activities to investing in property (other than real property or an interest in real property) and acquiring, holding, maintaining, improving, leasing or managing real property (or an interest in real property) that is capital property to the Trust.

Should the Trust not qualify as a mutual fund trust, the income tax considerations would in some respects be materially different than those described below. Certain material consequences of losing mutual fund trust status are as follows: (1) Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSP"), registered retirement income funds ("RRIF"), registered educational savings plans ("RESP") and deferred profit sharing plans ("DPSP") (collectively "Exempt Plans") upon the trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds trust units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such trust units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable on income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency. (2) The Trust would be required to pay a tax under Part XII.2 of the Tax Act in respect of amounts distributed to non-resident persons if it ceases to be a mutual fund trust. The payment of Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax. (3) The Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust. (4) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property.

Taxation of the Trust

The Trust is subject to taxation in each taxation year on its income for the year, including net realized taxable capital gains, less the portion thereof that is paid or payable in the year to Unitholders and which is deducted by the Trust in computing its income for the purposes of the Tax Act. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid in the year by the Trust or the Unitholder is entitled in that year to enforce payment of the amount. The taxation year of the Trust is the calendar year.

The Trust is required to include in its income for each taxation year all amounts that it receives during the year on royalties held by it, including the Provident Royalties. The Trust will also be required to include in its income all interest, including interest on the Initial Notes, that accrues to it to the end of the year or becomes receivable or is received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding taxation year. Provided that appropriate designations are made by the Trust, all dividends which would otherwise be included in its income as dividends received on shares owned by the Trust, including the shares of Provident, will be deemed to have been received by Unitholders and not to have been received by the Trust.

The Trust will be entitled to deduct, on an annual basis, reasonable administrative expenses incurred in its ongoing operations. The Trust will be entitled to deduct, over five years on a straight-line basis, prorated for short tax years, any costs incurred by it in connection with the issuance of Trust Units. The Trust may also deduct, in computing its income from all sources for a taxation year, an amount not exceeding 10% on a declining balance basis of its cumulative Canadian oil and gas property expense ("COGPE") account at the end of that year, prorated for short taxation years. The cost of the Provident Royalties will be an addition to the Trust's cumulative COGPE account. Amounts which the Trust may be required to pay in the future pursuant to the deferred purchase price obligation in respect of the Subsequent Royalty will also be added to the Trust's cumulative COGPE account in the year incurred. Where, as a result of a sale of a property by Provident and the extinguishment of the Provident Royalties with respect thereto, proceeds of disposition become receivable by the Trust in a taxation year, the amount of such proceeds ("Royalty Disposition Proceeds") will be required to be deducted from the balance of the Trust's cumulative COGPE account otherwise determined. If all or a portion of the Royalty Disposition Proceeds receivable in a taxation year is utilized in that year by the Trust to acquire additional oil and gas royalty interests in respect of one or more "Canadian resource properties", as defined under the Tax Act, the amount so utilized will be added, in that year, to its cumulative COGPE account. If, after taking into account all additions and deductions for any taxation year, the balance of the cumulative COGPE account of the Trust is negative at the end of such taxation year, the negative balance will be included in the income of the Trust for such year.

The Trust may deduct in computing its income for a year a "resource allowance" equal to 25% of its "adjusted resource profits" calculated in accordance with the Regulations. Generally, the Trust's adjusted resource profits will equal its income from any royalties less amounts deducted in computing its income other than deductions in respect of its cumulative COGPE, interest expense or any amount deducted in respect of distributions to Unitholders. The Trust may not deduct Crown charges reimbursed by it to Provident in the year in respect of the Initial Royalty. The excess, if any, of reimbursed Crown charges over the resource allowance deductible by the Trust in the year is deemed to be an amount that has become payable to the Unitholders, to the extent designated by the Trust. Counsel understands that the Trust will designate the full amount of any such excess annually in respect of the Unitholders. The Trust may claim as a deduction an amount that is less than the amount of its income that is paid or payable to Unitholders in a year if it designates such amount not to have been paid or become payable to the Unitholders. This may occur for example to utilize losses from prior taxation years.

Under the Trust Indenture, an amount equal to all of the royalty, interest and dividend income of the Trust for each year, together with the taxable and non-taxable portions of any capital gains realized by the Trust in the year (net of the Trust's expenses and amounts, if any, required to be retained to pay any tax liability of the Trust) will be payable to the Unitholders. Royalty Disposition Proceeds will also be payable to the Unitholders to the extent such proceeds create a negative balance in the cumulative COGPE account of the Trust as at December 31 of any year. Subject to the exceptions described below, all amounts payable to the Unitholders shall be paid by way of cash distributions.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units. Accordingly, such income so utilized will not be payable to holders of the Trust Units by way of cash distributions. In such circumstances, such income will be payable to holders of Trust Units in the form of additional Trust Units ("Reinvested Trust Units"). Moreover, under the Trust Indenture, the Trust may, in certain circumstances, issue its own notes ("Redemption Notes") to finance the redemption of Trust Units. Income of the Trust utilized for the purposes of making interest and principal payments under the Redemption Notes will also be payable to the holders of the Trust Units in the form of Reinvested Trust Units rather than by way of cash distributions. Interest payable by the Trust on Redemption Notes will not be deductible in the calculation of its income.

Where the Trust distributes property of the Trust to a Unitholder on a redemption of Trust Units, the Trust will be deemed to receive proceeds of disposition equal to the fair market value of such property at that time (the "Deemed Proceeds"), and such Deemed Proceeds may give rise to a capital gain or income to the Trust. The Trust will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for tax on its net taxable capital gains by an amount determined under the Tax Act based on the redemption or retraction of Trust Units during the year (the "Capital Gains Refund"). The Capital Gains Refund in a particular year may not completely offset the Trust's tax liability for such taxation year which may arise upon distributions of property in connection with the redemption of Trust Units. The Trust Indenture accordingly provides that income of the Trust which is required to satisfy any tax liability on the part of the Trust shall not be payable to Unitholders.

For purposes of the Tax Act, the Trust intends to deduct, in computing its income, the full amount available for deduction in each year to the extent of its income for the year otherwise determined. As a result of such deduction from income, it is expected that the Trust will not be liable for any material amount of tax under the Tax Act. However, no assurances can be given in this regard.

Taxation of Unitholders Resident in Canada

This portion of the summary is applicable to Unitholders who, for the purposes of the Tax Act and at all relevant times, are resident or deemed to be resident in Canada.

A Unitholder will generally be required to include in computing income for a particular taxation year of the Unitholder the portion of the net income of the Trust for a taxation year, including taxable dividends and net realized taxable capital gains, that is paid or payable to the Unitholder in that particular taxation year, notwithstanding that any such amount is payable in Reinvested Trust Units. Income of a Unitholder from the Trust Units will be considered to be income from property and not resource income (or "resource profits") for the purposes of the Tax Act. Any loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a loss of a Unitholder.

Provided that appropriate designations are made by the Trust, such portions of its net taxable capital gains and taxable dividends as are paid or payable to a Unitholder will effectively retain their character as taxable capital gains and taxable dividends, respectively, and shall be treated as such in the hands of the Unitholder for purposes of the Tax Act.

The non-taxable portion of net realized capital gains of the Trust that is paid or payable to a Unitholder in a year will not be included in computing the Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or payable by the Trust to a Unitholder in a year will not generally be included in the Unitholder's income for the year. However, where such an amount becomes payable to a Unitholder, other than as proceeds of disposition of Trust Units or fractions thereof, the adjusted cost base of the Trust Units held by such Unitholder will be reduced by such amount, except to the extent that the amount either was included in the income of the Unitholder or was the Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Unitholder. To the extent that the adjusted cost base of a Trust Unit is less than zero, such negative amount will be deemed to be a capital gain of a Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises.

Upon the disposition or deemed disposition by a Unitholder of a Trust Unit, whether on redemption or otherwise, the Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Unit and any reasonable costs of disposition. Where Trust Units are redeemed and Initial Notes or Redemption Notes are distributed to the Unitholder in satisfaction of the redemption price, the proceeds of disposition to the Unitholder of the Trust Units will generally be equal to the fair market value of the Initial Notes or Redemption Notes so distributed (excluding any amount payable by the Trust which must otherwise be included in the Unitholder's income as described above). A capital loss realized on the disposition of a Trust Unit will generally be reduced by the amount of any non-taxable dividends payable to the Unitholder and, where the Unitholder is a corporation, the amount of any taxable dividends that are deductible by the corporation in computing its taxable income. Similar rules apply where the Unitholder is a partnership or a trust. Where a Unitholder that is a corporation or a trust (other than a mutual fund trust) disposes of a Trust Unit, the Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations previously designated by the Trust to the Unitholder except to the extent that a loss on a previous disposition of a Trust Unit has been reduced by such dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Trust Units.

The cost to a Unitholder of Trust Units acquired pursuant to this offering will equal the purchase price of the Trust Units plus the amount of any other reasonable costs incurred in connection therewith. This cost will be averaged with the adjusted cost base of all other Trust Units held by the Unitholder at that time as capital property to determine the adjusted cost base to the Unitholder of each Trust Unit.

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Unitholder in a taxation year must be included in the Unitholder's income for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Unitholder in a taxation year may be deducted from taxable capital gains realized by the Unitholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

Taxable capital gains realized by a Unitholder who is an individual may give rise to "alternative minimum tax" depending on the particular Unitholder's circumstances. A Unitholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Where the Trust distributes property of the Trust, other than a royalty, to a Unitholder on a redemption of Trust Units, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year) less the amount, if any, by which the income or capital gain realized by the Trust on such distribution exceeds the portion, if any, of such income or capital gain that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year. Where the property that is distributed to the Unitholder is a royalty, the Unitholder will be deemed to have disposed of its Trust Units for proceeds of disposition equal to the Deemed Proceeds. The cost to a Unitholder of any property distributed to a Unitholder by the Trust will be deemed to be equal to the Deemed Proceeds (other than the portion, if any, of the Deemed Proceeds that is considered to be a payment to the Unitholder out of the income or capital gains of the Trust for the year).

The adjusted cost base of any Initial Note or Redemption Note distributed to a Unitholder by the Trust upon a redemption of Trust Units will be equal to the fair market value of the Initial Note or Redemption Note at the time of the distribution less any accrued interest thereon. Such a Unitholder will be required to include in income interest on the Initial Note or Redemption Note (including interest that had accrued to the date of the acquisition of the Initial Note by a Unitholder) in accordance with the provisions of the Tax Act. To the extent that a Unitholder is required to include in income any interest that had accrued to the date of the acquisition of the Initial Note, an offsetting deduction may be available.

Taxation of Unitholders Not Resident in Canada

This portion of the summary applies to a Unitholder who, for the purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada while holding Trust Units, does not use or hold, and is not deemed to use or hold, Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is not deemed to carry on an insurance business in Canada and elsewhere (a "Non-Resident Unitholder").

Where the Trust pays or credits, or is deemed to pay or credit, an amount to a Non-Resident Unitholder out of the income of the Trust, the Non-Resident Unitholder will be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty. The rate of withholding is reduced to 15% of the gross income where such distributions are paid or credited, or deemed to be paid or credited, to Non-Resident Unitholders who are residents of the United States of America under the Canada-United States Income Tax Convention, (1980).

A disposition or deemed disposition of a Non-Resident Unitholder's Trust Unit will not give rise to any capital gain which is subject to tax under the Tax Act provided that the Trust Unit does not constitute "taxable Canadian property". Trust Units of a Non-Resident Unitholder will not generally constitute "taxable Canadian property" under the Tax Act unless either: (i) at any time during the period of sixty months immediately preceding the disposition of Trust Units by such Non-Resident Unitholder, not less than 25% of the issued Trust Units (taking into account any rights to acquire Trust Units) were owned by the Non-Resident Unitholder, by persons with whom the Non-Resident Unitholder did not deal at arm's length or by any combination thereof; or (ii) the Non-Resident Unitholder's Trust Units are otherwise deemed to be taxable Canadian property. A Non-Resident Unitholder will generally compute the adjusted cost base of the Trust Units under the same rules as apply to residents of Canada.

Interest payable on the Initial Notes or Redemption Notes will generally be subject to Canadian withholding tax at the rate of 25%, unless such rate is reduced under the provisions of an applicable tax treaty.

If the Trust ceases to qualify as a mutual fund trust, it may have adverse income tax consequences for Non-Resident Unitholders who acquire an interest in the Trust.

LEGAL MATTERS

Certain legal matters in connection with the issuance of the Trust Units offered hereby will be passed upon on behalf of the Trust by Macleod Dixon LLP, Calgary, Alberta and on behalf of the Underwriters by Burnet, Duckworth & Palmer LLP, Calgary, Alberta.

RISK FACTORS

An investment in the Trust Units is subject to certain risks. Investors should carefully consider the risks described under "Risk Factors" in the AIF.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are PricewaterhouseCoopers LLP, Chartered Accountants, 425 - 1st Street S.W., Suite 1200, Calgary, Alberta, T2P 3V7.

The transfer agent and registrar for the Trust Units is Computershare Trust Company of Canada at its principal offices in Toronto, Ontario and Calgary, Alberta.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of each of Macleod Dixon LLP and Burnet Duckworth & Palmer LLP, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. As of the date hereof, the partners of PricewaterhouseCoopers LLP, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust. As of the date hereof, the principals of Sproule Associates Limited, independent oil and gas reservoir engineers, as a group, beneficially own, directly or indirectly, less than 1% of the Trust Units of the Trust. As of the date hereof, the principals of Seaton Jordan & Associates Ltd., independent land appraisers, as a group, did not beneficially own, directly or indirectly, any of the Trust Units of the Trust.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

Compilation Report

To the Trustee of
Provident Energy Trust

We have reviewed as to the compilation only, the accompanying unaudited pro-forma consolidated statements of operations and cash available for distribution of **Provident Energy Trust** (the "Trust") for the six month period ended June 30, 2001 and for the year ended December 31, 2000, which have been prepared for inclusion in the short-form prospectus of the Trust dated August 20, 2001 relating to the distribution of Trust Units. In our opinion, the unaudited pro-forma consolidated statements of operations and cash available for distribution have been properly compiled to give effect to the proposed transaction and assumptions described in notes 1, 2 and 3 thereto of the June 30, 2001 and the December 31, 2000 unaudited pro-forma consolidated statements of operations and cash available for distribution. These financial statements are the responsibility of the Trust's management.

(Signed) PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
August 20, 2001

Calgary, Canada

Provident Energy Trust

Pro-forma Consolidated Statement of Operations and Cash Available for Distribution
(Unaudited)
For the six months ended June 30, 2001

(in thousands of Canadian dollars)

	Provident Energy Trust $	Adjustments $ (note 3(a))	Maxx Petroleum Ltd. $	Property Disposition Adjustments $ (note 3(d))	Acquisition Adjustments $ (note 3(b))	Combined $
Revenue						
Gross production revenue	21,267	12,348	35,487	(1,930)	-	67,172
Less: Royalties – net of ARTC	3,761	1,969	8,816	(348)	-	14,198
	17,506	10,379	26,671	(1,582)	-	52,974
Expenses						
Production	4,780	1,909	8,418	(317)	-	14,790
General and administrative	884	618	1,677	-	-	3,179
Interest	701	484	621	(244)	1,151	2,713
Depreciation, depletion and amortization	7,379	2,806	7,923	(311)	8,684	26,481
Management fees	255	169	-	-	340	764
Reorganization costs	-	-	1,297	-	-	1,297
	13,999	5,986	19,936	(872)	10,175	49,224
Earnings before income taxes	3,507	4,393	6,735	(710)	(10,175)	3,750
Income taxes						
Capital	345	242	253	-	-	840
Future	557	1,871	2,869	(303)	(4,334)	660
	902	2,113	3,122	(303)	(4,334)	1,500
Net income	2,605	2,280	3,613	(407)	(5,841)	2,250
Add back (deduct) amounts to reconcile to cash available for distribution						
Depletion, depreciation and amortization						26,481
Future income tax						660
Contribution to reclamation fund						(294)
Cash available for distribution[(1)]						29,097

(1) Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

Provident Energy Trust

Pro-forma Consolidated Statement of Operations and Cash Available for Distribution
(Unaudited)
For the year ended December 31, 2000

(in thousands of Canadian dollars)

	Founders Energy Ltd. $	Trust Adjustments $ (note 1(c))	Provident Energy Trust $	Maxx Petroleum Ltd. $	Property Disposition Adjustments $ (note 3(d))	Acquisition Adjustments $ (note 3(c))	Combined $
Revenue							
Gross production revenue	49,226	-	49,226	86,652	(18,546)	-	117,332
Less: Royalties – net of ARTC	9,921	-	9,921	19,680	(4,017)	377	25,961
	39,305	-	39,305	66,972	(14,529)	(377)	91,371
Expenses							
Production	9,701	-	9,701	20,529	(3,081)	-	27,149
General and administrative	1,748	-	1,748	2,778	-	-	4,526
Interest	3,265	(1,125)	2,140	4,781	(3,578)	1,597	4,940
Depreciation, depletion and amortization	11,755	(383)	11,372	20,730	(3,171)	15,540	44,471
Management fees	-	592	592	-	-	692	1,284
Reorganization	-	-	-	1,425	-	-	1,425
	26,469	(916)	25,553	50,243	(9,830)	17,829	83,795
Earnings before income taxes	12,836	916	13,752	16,729	(4,699)	(18,206)	7,576
Income taxes							
Capital	1,027	-	1,027	856	-	-	1,883
Future	5,212	407	5,619	7,448	(2,086)	(8,068)	2,913
	6,239	407	6,646	8,304	(2,086)	(8,068)	4,796
Net income for the year	6,597	509	7,106	8,425	(2,613)	(10,138)	2,780
Add back (deduct) amounts to reconcile to cash available for distribution							
Depletion, depreciation and amortization							44,471
Future income tax							2,913
Contribution to reclamation fund							(588)
Cash available for distribution[1]							49,576

(1) Represents cash available for distribution before capital expenditures and debt repayment to be made at the discretion of management.

(in thousands of Canadian dollars)

1 Basis of presentation

The pro-forma consolidated financial statements of Provident Energy Trust ("Provident") have been prepared by management to give effect to the purchase of Maxx Petroleum Ltd. ("Maxx"). Maxx is involved in oil and gas exploration, development and production in Canada. These pro-forma consolidated financial statements have been prepared for inclusion in the short-form prospectus relating to the distribution of 2,770,000 Trust Units.

The June 30, 2001 pro-forma consolidated statement of operations and cash available for distribution has been prepared from:

a) Provident's unaudited consolidated statement of operations and accumulated income for the period March 6, 2001 to June 30, 2001.

b) Maxx's unaudited consolidated statement of operations for the period January 1, 2001 to May 25, 2001.

The December 31, 2000 pro-forma consolidated statement of operations and cash available for distribution has been prepared from:

c) Founders Energy Ltd.'s ("Founders") audited financial statements as at and for the year ended December 31, 2000, adjusted on a pro-forma basis to reflect the Plan of Arrangement approved by the shareholders of Founders, on March 5, 2001. Under the Plan of Arrangement, Founders amalgamated with Provident Energy Ltd. ("Energy"), a wholly owned subsidiary of Provident, and continued under the name Provident Energy Ltd. Founders' financial statements have been adjusted to give effect to the Plan of Arrangement that resulted in early conversion of the subordinated debenture, exercise of stock options and warrants, elimination of debenture interest, recognition of the management fees and the tax effect of these adjustments and conversion to a Trust.

d) Maxx's audited consolidated financial statements as at and for the year ended December 31, 2000.

In the opinion of the management of Provident, these pro-forma consolidated financial statements include all adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles. The June 30, 2001 pro-forma consolidated statement of operations and cash available for distribution gives effect to the transactions as if the transactions occurred on January 1, 2001. The December 31, 2000 pro-forma consolidated statement of operations and cash available for distribution gives effect to the March 2001 and November 2000 Maxx property dispositions and to the transaction, as described in notes 3(c) and 3(d) respectively, as if the transactions occurred on January 1, 2000.

(in thousands of Canadian dollars)

The pro-forma consolidated financial statements may not be indicative of the results of operations or distribution of the Trust which will be obtained upon completion of the arrangements. In preparing the pro-forma consolidated financial statements, no adjustments have been made to reflect any operating or administrative cost savings that may have been achieved prior to the acquisition dates that may result from the operations of the combined assets.

These pro-forma consolidated financial statements should be read in conjunction with the published audited December 31, 2000 financial statements of Founders and Maxx, the unaudited March 31, 2001 financial statements of Maxx, the unaudited June 30, 2001 financial statements of Provident, the Founders' Plan of Arrangement and the Maxx Information Circular dated April 24, 2001.

2 Acquisition of Maxx

On March 26, 2001, Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001, the Maxx shareholders voted in favour of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million. In addition, a total of 19,600 Trust Units were issued pursuant to the Plan to the directors of Maxx holding share appreciation rights of Maxx.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001, Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

Net assets acquired and liabilities assumed	**$**
Property, plant and equipment	203,864
Working capital deficiency	(9,578)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(398)
	126,355
Consideration	
Cash	35,408
Trust Units issued	87,009
Acquisition costs incurred	3,938
	126,355

(in thousands of Canadian dollars)

3 Pro-forma adjustments and assumptions for the consolidated statement of operations and cash available for distribution

a) The June 30, 2001 pro-forma consolidated statement of operations and cash available for distribution has been prepared as if the conversion to a trust took place on January 1, 2001.

i) The operational results for Founders Energy Ltd. from the period January 1, 2001 to March 5, 2001 have been included.

ii) Management fees of two percent of operating income have been calculated as if the conversion occurred at the beginning of the year.

iii) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

b) The June 30, 2001 pro-forma consolidated statement of operations and cash available for distribution has been prepared as if the Maxx transaction took place on January 1, 2001.

i) Interest on the cash portion of the acquisition has been calculated using a weighted average interest rate for the period ended June 30, 2001 at 6.5 percent.

ii) Depletion and depreciation has been adjusted to reflect the pro-forma value of the oil and gas assets, as if the acquisition had occurred at the beginning of the year.

iii) Management fees of two percent of operating income have been calculated as if the transaction occurred at the beginning of the year.

iv) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

c) The December 31, 2000 pro-forma consolidated statement of operations and cash available for distribution has been prepared as if the proposed transactions took place on January 1, 2000.

i) Interest on the cash portion of the acquisition has been calculated using Founders' weighted average interest rate for the year ended December 31, 2000 at 7.6 percent.

ii) Depletion and depreciation has been adjusted to reflect the pro-forma value of the oil and gas assets, as if the acquisition had occurred at the beginning of the year.

iii) Management fees of two percent of operating income have been calculated as if the transaction occurred at the beginning of the year.

iv) Alberta Royalty Tax Credits have been reduced to reflect the maximum claim allowed under association rules.

v) The future income tax expense has been adjusted to reflect the impact on earnings of the transaction at the maximum statutory rate.

(in thousands of Canadian dollars)

d) The December 31, 2000 pro-forma consolidated statement of operations and cash available for distribution has been prepared as if the Maxx property dispositions of 9.5% of its production that closed in November 2000 for $39 million and 6% of its production that closed March 25, 2001 for $15 million took place on January 1, 2000.

The June 30, 2001 statement of operations and cash available for distribution has been prepared as if the $15 million disposition took place on January 1, 2001.

i) Revenues, royalties and operating costs from the properties sold were adjusted as if the disposition occurred at the beginning of the year.

ii) Depletion and depreciation has been adjusted as if the dispositions had occurred at the beginning of the year.

iii) Interest expense has been adjusted for the effect of the proceeds on disposition.

iv) The future income tax expense has been adjusted to reflect the impact on earnings of these transactions at the maximum statutory rate.

4 Unitholders' equity

The authorized unit capital of the Trust consists of unlimited Trust Units of which 14,586,821 units were outstanding at June 30, 2001, which includes the Trust Units of 7,475,000 issued as part of the purchase of Maxx.

MAXX PETROLEUM LTD.
CONSOLIDATED BALANCE SHEET

		As at March 31, 2001 ($000's) *(unaudited)*		As at December 31, 2000 ($000's) *(audited)*
Assets				
Current assets				
Cash	$	2,863	$	-
Accounts receivable		13,957		15,373
Inventory and other		608		466
		17,428		15,839
Property, plant and equipment		81,099		94,689
	$	98,527	$	110,528
Liabilities				
Current liabilities				
Bank indebtedness	$	-	$	2,618
Accounts payable and accrued liabilities		18,825		20,660
		18,825		23,278
Long-term debt		12,000		26,125
Deferred income		576		503
Future site restoration and abandonment costs		3,279		3,271
Future income taxes		6,310		3,346
Shareholders' Equity				
Share capital (note 2)		44,229		43,502
Retained earnings		13,308		10,503
		57,537		54,005
	$	98,527	$	110,528

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS

(unaudited)

For the three months ended March 31,		**2001**		**2000**
		($000's)		**($000's)**
Revenue				
Gross production revenue	$	24,038	$	18,692
Less:				
Crown royalties		5,582		3,868
Other royalties		717		668
		17,739		14,151
Alberta royalty tax credit		123		144
		17,862		14,300
Expenses				
Production		5,505		4,264
General and administrative		1,030		694
Interest, net		558		956
Depletion, depreciation and amortization		4,840		4,876
		11,933		10,790
Income before provision for income taxes		5,929		3,510
Current corporate taxes		159		214
Future income taxes		2,965		1,660
		3,124		1,874
Net income		2,805		1,636
Retained earnings, beginning of period		10,503		2,321
Retained earnings, end of period	$	13,308	$	3,957
Net income per share, basic		$0.18		$0.10
Net income per share, diluted (Note 1)		$0.17		$0.10
Weighted average number of shares outstanding - basic (000's)		15,912		15,770

See accompanying notes.

MAXX PETROLEUM LTD.
CONSOLIDATED STATEMENT OF CASH FLOW

(unaudited)

For the three months ended March 31,	**2001**	**2000**
	($000's)	**($000's)**
Cash provided by operating activities		
Net earnings for the period	$ 2,805	$ 1,636
Add non-cash items:		
Depletion, depreciation and amortization	4,840	4,876
Future income taxes	2,965	1,660
Funds flow from operating activities	10,610	8,172
Net change in non-cash working capital	(1,717)	3,107
	8,893	11,279
Cash provided by (used in) investing activities		
Expenditures on property, plant and equipment	(5,530)	(12,295)
Acquisition of oil and gas properties	-	-
Proceeds on disposition of oil and gas properties	14,440	25
Site restoration costs	(14)	-
Net change in non-cash working capital related to investing activities	1,156	774
	10,052	(11,496)
Cash provided by (used in) financing activities		
Common shares (net)	727	39
Increase (decrease) in long term debt	(14,125)	1,250
Other	(66)	(69)
	(13,464)	1,220
Increase in cash	5,481	1,003
Bank indebtedness, beginning of period	(2,618)	(2,719)
Cash (bank indebtedness), end of period	$ 2,863	$ (1,716)
Cash flow generated from operations per share	$ 0.67	$ 0.52

See accompanying notes.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2001 and 2000
(unaudited)

The Interim Consolidated Financial Statements of Maxx Petroleum Ltd. ("Maxx") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with Maxx's audited financial statements and the notes as at and for the year ended December 31, 2000, which are disclosed in the Maxx Petroleum Ltd. Information Circular dated April 24, 2001.

1. Change in Accounting Policy

The Canadian Institute of Chartered Accountants has adopted a new standard for the computation and disclosure of per share amounts, which Maxx has retroactively adopted with all prior periods being restated. Under the new standard, the treasury stock method instead of the imputed interest method is used to determine the dilutive effect of stock options. Had the imputed interest method been used for the quarter ended March 31, 2001, diluted net income per common share would have been $0.18 (2000 - $0.10).

Other than this change in accounting policy, the Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the financial statements of Maxx for the year ended December 31, 2000.

2. Share Capital

(a) **Authorized**

(i) Unlimited number of voting common shares
(ii) Unlimited number of non voting preferred shares without nominal or par value, issuable in series

b) **Common Shares Issued**

	Number of Shares		Amount ($000's)
Balance at December 31, 2000	15,774,547	$	43,502
Issued	180,833	$	726
Balance at March 31, 2001	15,955,380	$	44,229

(c) **Shares reserved**

(i) Employee incentive share option plan:
Maxx has reserved an amount of shares for options equal to 920,417 for issuance under the stock option plan.

3. Stock Option Plan

Maxx has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers and employees of Maxx are eligible to participate in the Plan. Under the terms of the Plan, Maxx has reserved an amount of trust units for options equal to 920,417 for issuance under the stock option plan.

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2000	1,302,084	$4.98
Granted	-	-
Exercised	(180,833)	$4.83
Forfeited/Cancelled	(130,834)	$4.83
Outstanding at March 31, 2001	990,417	$5.04

At March 31, 2001 Maxx had 990,147 options outstanding with exercise prices ranging between $2.85 and $7.08 per share. Pursuant to the proposed transaction with Provident Energy Ltd. (See Note 4 – Subsequent Event) all of the options became fully vested and exercisable in April 2001.

4. Subsequent Event

On March 26, 2001, Maxx and Provident Energy Ltd. ("Provident") announced that they had executed an agreement whereby Provident had agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares, at the election of each Maxx shareholder, on the basis of:

1. $7.00 cash per Maxx share to a maximum of $36.2 million; or

2. 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

Subject to the stated maximums, or any combination thereof, the consideration payable by Provident for each Maxx share will result in each Maxx shareholder receiving on average $2.13 cash and 0.44 of a Provident Unit.

The boards of directors of both Maxx and Provident have unanimously approved the transaction, which requires the approval of a minimum of 66 2/3 percent of the votes cast by Maxx shareholders in person or by proxy at the special meeting to be held on May 25, 2001. The Maxx board concluded that the transaction was in the best interest of shareholders and recommended that shareholders vote their shares in favour of the Plan.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Maxx's operating results for the three months ended March 31, 2001 and 2000, which should be read in conjunction with the unaudited consolidated financial statements of Maxx, contained herein.

Capital expenditures:

Maxx spent $5.5 million on capital during the first quarter of 2001, the majority of which was spent drilling ten heavy oil wells (10 net) in the Lloydminster area and three (0.88 net) wells in the west central Alberta area. Maxx also participated in a land sale in January to acquire exploration acreage in northeast British Columbia. For the first quarter of 2000, Maxx spent $12.3 million primarily to drill 26 gross wells (19.0 net). In addition to the first quarter 2001 drilling program, the Company sold certain non-core properties for total proceeds of $14.4 million. The funds received were applied to reduce bank debt. There were no significant divestitures in the first quarter of 2000.

Production:

During the first quarter of 2001, total production averaged 8,528 boe/d compared to 7,505 boe/d for the first quarter of 2000. Crude oil and natural gas liquids production averaged 7,160 bbls/d for the first quarter of 2001, a 14 percent increase from 6,299 bbls/d for the first quarter of 2000. This increase resulted from incremental production of heavy oil wells drilled in the second half of 2000 at Lloydminster, which was partially offset by natural declines in the Company's southeast Saskatchewan area. Natural gas production averaged 11.2 mmcf/d for the first quarter of 2001 compared to 12.1 mmcf/d for the first quarter of 2000. The seven percent decrease in natural gas production was primarily due to higher declines at Westward Ho and Willesden Green partially offset by new production from wells drilled in the fourth quarter of 2000 in the Company-operated Cow Lake area and the non-operated Carrot Creek area.

Crude oil price:

Crude oil prices showed continued strength during the quarter with the West Texas Intermediate (WTI) crude oil price averaging US $28.72 per barrel compared to US $28.73 per barrel in the first quarter of 2000. The Cdn/US dollar exchange rate averaged 1.53 in the period, which was significantly higher than the rate of 1.45 last year. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by significantly wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Maxx's heavy oil production. The Company's average selling price for all blends of crude oil was Cdn$26.84 per barrel for the quarter compared to Cdn $26.46 per barrel for the first quarter of 2000. Average crude oil price for the first quarter of 2001 includes a loss of $32,904 from hedging activities compared to a loss of $0.9 million for the same period in 2000.

Natural gas price:

In the first quarter of 2001, natural gas prices reached record levels with natural gas prices at AECO averaging Cdn $8.09 per mcf. For Maxx, the average corporate natural gas price received during the first quarter of 2001 was Cdn $6.70 per mcf compared to Cdn $3.03 per mcf for the same period in 2000. Average natural gas price for the first quarter of 2001 includes a loss of $1.3 million from hedging activities while there were no hedging activities for the same period in 2000.

Hedging program:

Maxx's hedging program was initiated to help minimize the volatility in the Company's oil and natural gas prices and to assist with stabilizing cash flow. A combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US dollar exchange rate hedges were put in place to achieve this goal. Maxx's aggregate exposure under the hedging program is summarized in the following table:

Hedging program summary:

Year	Product	Volume	Terms	Effective Period
2001	~~Heavy Oil~~	~~500 bbls/d~~	~~Costless Collar Edmtn Par Cdn$41.00 – Cdn$50.00~~	~~April 1 – June 30~~
	Heavy Oil	500 bbls/d	Costless Collar Edmtn Par Cdn$38.00 – Cdn$44.40	July 1 – December 31
	Heavy Oil	2,750 bbls/d	Cdn$22.83 per bbl Wellhead	April 1 – December 31

	Heavy Oil	500 bbls/d	US$6.25 per bbl Bow River Differential	April 1 – December 31
	Natural Gas	4,000 mcf/d	Cdn$2.84 per mcf	April 1 – October 31
	Natural Gas	2,000 mcf/d	Cdn$2.98 per mcf	April 1 – December 31
	Natural Gas	1,000 mcf/d	Cdn$2.98 per mcf	November 1 – December 31
2002	Natural Gas	3,000 mcf/d	Cdn$2.99 per mcf	January 1 – October 31

Revenues:

During the quarter, gross revenues from oil, natural gas and natural gas liquids were $24.0 million, which was 29 percent higher than $18.7 million the first quarter of 2000. Increased oil production and higher natural gas prices, partially offset by lower natural gas sales led to the increase.

Funds from operations:

During the first quarter of 2001, funds from operations were $10.6 million or $0.67 per share, which was 30 percent higher than $8.2 million and $0.52 per share for the same period in 2000. Higher revenue, lower interest expense and current tax expense partially offset by increased royalty expense, production expenses and general and administration costs attributed to the increase.

Royalties:

Royalties, net of Alberta royalty tax credit ("ARTC"), were $6.3 million for the first quarter of 2001, which was 40 percent higher than $4.5 million for the first quarter 2000. This was primarily due to higher revenue and lower ARTC. On a percentage basis, royalties were slightly higher in the first quarter of 2001 at 25.7 percent, compared to 23.5 percent in the first quarter of 2000.

Production expenses:

Production expenses averaged $7.09 per boe for the first quarter of 2001 compared to $6.18 per boe for the same period in 2000. This resulted from a higher percentage of production coming from the Lloydminster area which typically has higher production expenses than the Company's other operating areas.

Operating netback:

Maxx's operating netback in the first quarter of 2001 was $15.92 per boe, which was nine percent higher than the netback of $14.70 per boe for the same period in 2000. The higher netbacks were primarily a result of significantly higher natural gas prices, partially offset by higher production expenses and higher royalty expense.

General and administrative expense:

General and administrative expense of $1.0 million for the first quarter of 2001 was 48 percent higher than $0.7 million for the first quarter of 2000. On a per boe basis, general and administrative expense was $1.32 as compared to $1.01 per boe in the first quarter of 2000. The increase can be primarily attributed to lower capital overhead recoveries as the capital expenditure program for the first quarter of 2001 was 55 percent less than the first quarter of 2000.

Interest expense:

For the first quarter of 2001, interest expense was $0.6 million compared to $1.0 million for the first quarter of 2000. The reduction in interest expense is attributed to a significant decrease in long term debt offset by a slight increase in interest rates. The decrease in long-term debt is primarily a result of property dispositions in fourth quarter of 2000 and the first quarter of 2001, where the proceeds were used to reduce corporate debt levels.

Depletion, depreciation and amortization:

Depletion, depreciation and amortization expense for the first quarter of 2001 was $6.24 per boe, which was 12 percent lower than $7.06 per boe during the first quarter of 2000. The lower depletion, depreciation and amortization rate resulted from significant asset sales in fourth quarter 2000 and first quarter of 2001, which resulted in a lower depletable property, plant and equipment base and from lower finding and development costs as a result of focusing capital spending activities in the Lloydminster heavy oil area.

CERTIFICATE OF PROVIDENT ENERGY TRUST

Date: August 20, 2001

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

PROVIDENT ENERGY TRUST

By: **PROVIDENT ENERGY LTD.**

(Signed) THOMAS W. BUCHANAN
Chief Executive Officer

(Signed) MARK N. WALKER
Controller and Chief Financial Officer

On behalf of the Board of Directors:

(Signed) RANDALL J. FINDLAY
Director

(Signed) BRUCE R. LIBIN
Director

CERTIFICATE OF THE UNDERWRITERS

Date: August 20, 2001

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

SCOTIA CAPITAL INC.

By: (Signed) ERIC MCFADDEN

CIBC WORLD MARKETS INC.

By: (Signed) ARTHUR KORPACH

NATIONAL BANK FINANCIAL INC.

By: (Signed) M. MACKASEY

CANACCORD CAPITAL CORPORATION

By: (Signed) J.R. MATHESON

Exhibit 99.33

PROVIDENT

ENERGY TRUST

INITIAL ANNUAL INFORMATION FORM

for the year ended December 31, 2000

June 22, 2001

TABLE OF CONTENTS

Page

GLOSSARY OF TERMS

The following are defined terms used in this Annual Information Form:

"ABCA" means the *Business Corporations Act* (Alberta), S.A. 1981, c. B-15, as amended, including the regulations promulgated thereunder;

"Acquisition Notes" means the unsecured, subordinated, demand notes issued by Provident under the Maxx Arrangement and issued pursuant to the Maxx Note Indenture;

"Affiliate" or **"Associate"** when used to indicate a relationship with a person or company, means the same as set forth in the *Securities Act* (Alberta);

"Aggregate Note Amount" means an amount equal to: (i) $7.00 multiplied by (ii) the number of Maxx Shares outstanding immediately prior to the filing of the Maxx Articles of Arrangement; provided that the Aggregate Note Amount may be reduced to an amount determined by Maxx at the time of issuance of the Acquisition Notes to the extent determined necessary by Maxx in order for the Maxx Amalgamation to be effected in accordance with the requirements of the ABCA;

"AMEX" means the American Stock Exchange;

"ARTC" means credits or rebates in respect of Crown royalties which are paid or credited by the Crown, including those paid or credited under the *Alberta Corporate Tax Act* which are commonly known as "Alberta Royalty Tax Credits";

"Board of Directors" or **"Board"** means the board of directors of Provident;

"Business Day" or **"business day"** means a day, which is not a Saturday, Sunday or statutory holiday, when banks in the place at which any action is required to be taken hereunder are generally open for the transaction of commercial banking business;

"Citicorp" means Citicorp Capital Investors Ltd., a corporation formed under the federal laws of Canada;

"Court" means the Court of Queen's Bench of Alberta;

"crude oil" or **"oil"** means a mixture, consisting mainly of pentanes and heavier hydrocarbons that may contain sulphur compounds, that is liquid at the conditions under which its volume is measured or estimated, but excluding such liquids obtained from the processing of natural gas;

"DD&A" means depletion, depreciation and amortization;

"Debenture" means the $15,000,000 7.5% subordinated secured convertible redeemable debenture due June 2004 issued by Founders to Citicorp which was converted and redeemed as part of the Founders Arrangement;

"Distributable Cash" means all amounts distributed or to be distributed during any applicable period to Trust Unitholders;

"Distribution Record Date" means the last day of each calendar month or such other date as may be determined from time to time by the Trustee, except that December 31 shall in all cases be a Distribution Record Date;

"Founders" means Founders Energy Ltd., a predecessor of Provident;

"Founders Amalgamation" means the amalgamation of Founders and Provident pursuant to the Founders Arrangement;

"Founders Arrangement" means the arrangement effective March 6, 2001 under Section 186 of the ABCA involving, among other things, the exchange of Founders Shares for the Initial Notes, the exchange of the Initial Notes for Trust Units and the Founders Amalgamation;

"Founders Arrangement Agreement" means the agreement dated January 25, 2001, as amended, between Founders, Provident and the Trust pursuant to which such parties have implemented the Founders Arrangement;

"Founders Note Indenture" means the note indenture providing for the issuance of the Initial Notes and made between Provident and Montreal Trust Company of Canada, as trustee;

"Founders Shares" means the common shares in the capital of Founders;

"Initial Notes" means the unsecured, $14.70 subordinated notes issued by Provident under the Founders Arrangement and issued pursuant to the Founders Note Indenture;

"Initial Royalty" means the royalty, commencing January 1, 2002, entitling the Trust to 13.5% of Provident's working interest in Petroleum Substances within, upon or under the oil and gas properties of Provident as at March 6, 2001 to the extent such Petroleum Substances are produced and saved (including Petroleum Substances allocated to such properties in accordance with any pooling or unitization scheme);

"Internal Rate of Return" means the discount rate (expressed as an annual percentage rate, and adjusted appropriately should the Return Period be less than a full calendar year, based on monthly compounding) which equates the distributions in respect of a Trust Unit during a Return Period and the Unit Market Price at the end of a Return Period with the Unit Market Price at the beginning of such Return Period, taking into account the dates on which distributions were made;

"Management Agreement" means the management agreement dated as of March 6, 2001 among Provident, ManagementCo and the Trustee on behalf of the Trust;

"ManagementCo" or the **"Manager"** means Provident Management Corporation, a corporation incorporated under the ABCA;

"Market Capitalization" means an amount equal to the weighted average number of Trust Units outstanding for the Return Period times the Unit Market Price at the beginning of the Return Period;

"Maxx" means Maxx Petroleum Ltd.;

"Maxx Amalgamation" means the amalgamation of Maxx and Provident pursuant to the Maxx Arrangement;

"Maxx Arrangement" means the arrangement under Section 186 of the ABCA involving, among other things, the exchange of Maxx Shares for Acquisition Notes, the exchange of such Acquisition Notes for cash and/or Trust Units and the Maxx Amalgamation;

"Maxx Arrangement Agreement" means the agreement dated March 26, 2001 between Maxx, Provident and the Trust pursuant to which such parties have implemented the Maxx Arrangement;

"Maxx Note Indenture" means the note indenture providing for the issuance of the Acquisition Notes and made between Provident and Montreal Trust Company of Canada, as trustee;

"Maxx Shares" means the common shares in the capital of Maxx;

"natural gas" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions is essentially gas, but which may contain liquids. The natural gas reserve estimates are reported on a marketable basis, that is the gas which is available to a transmission line after removal of certain hydrocarbons and non-hydrocarbon compounds present in the raw natural gas and which meets specifications for use as a domestic, commercial or industrial fuel;

"natural gas liquids" or **"NGLs"** means those hydrocarbon components recovered from raw natural gas as liquids by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butanes and pentanes plus, or a combination thereof;

"Non-Resident" means a non-resident of Canada within the meaning of the Tax Act;

"Note Trustee" means Montreal Trust Company of Canada, or its successor as trustee under the Founders Note Indenture and the Maxx Note Indenture, as the case may be;

"Opal" means Opal Energy Inc.;

"Operating Cash Flow" means in respect of any period for which Operating Cash Flow is calculated: (i) the amount received or receivable by Provident, (on a consolidated basis), in respect of its interest in the sale of all Petroleum Substances collected from its oil and gas properties and any oil and gas revenue received in such period including any commodity hedging gains and ARTC but not including proceeds of the sale of its oil and gas properties; less (ii) expenditures paid or payable by or on behalf of Provident, (on a consolidated basis), in respect of operating its oil and gas properties including, without limitation, the costs of gathering, compressing, processing, transporting and marketing all Petroleum Substances produced therefrom, commodity hedging losses and all other amounts paid to third parties which are calculated with reference to production from Provident's oil and gas properties including, without limitation, crown royalties, gross overriding royalties and lessors' royalties, but for certainty not including the Initial Royalty or the Subsequent Royalty;

"Permitted Investments" means: (i) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions (including the Trustee and any affiliate of the Trustee) the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc., Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited; and (iii) commercial paper rated at least A or the equivalent by Canadian Bond Rating Service Inc. or Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of acquisition;

"Person" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"Petroleum Substances" means petroleum, natural gas and related hydrocarbons (except coal) including, without limitation, all liquid hydrocarbons, and all other substances, including sulphur, whether gaseous, liquid or solid and whether hydrocarbon or not, produced in association with such petroleum, natural gas or related hydrocarbons;

***"pro rata* share"** or **"Pro Rata Share"** of any particular amount in respect of a holder of a Trust Unit at any time shall be the product obtained by multiplying the number of Trust Units that are owned by that Trust Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time;

"Provident" or the **"Corporation"** means Provident Energy Ltd., the corporation resulting from the Founders Amalgamation and which is wholly-owned by the Trust;

"Provident Shares" means the common shares in the capital of Provident;

"Provident Royalties" means the Initial Royalty and the Subsequent Royalty, collectively;

"Provident Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Trust Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 5% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution;

"Registrar" means the Registrar of Corporations duly appointed under the ABCA;

"Return Period" means the period for which the fee under the Management Agreement is being calculated; which period shall be a calendar year, except for the first year of the term in which case the Return Period shall commence on March 6, 2001 and terminate on December 31, 2001 and except for any year in which the Management Agreement is terminated, in which case the return period shall commence at the start of such year and end on the date of such termination;

"Seaton Jordan" means Seaton Jordan & Associates Ltd., independent land appraisers of Calgary, Alberta;

"Seaton Jordan Report" means the independent valuation of Founders' undeveloped land as prepared by Seaton Jordan dated December 12, 2000 and effective October 31, 2000;

"Special Voting Units" means a special voting unit of Provident Energy Trust, which shall be entitled to such number of votes at meetings of Trust Unitholders equal to such number of votes and any other rights or limitations to be prescribed by the board of directors of Provident in the resolution issuing any such Special Voting Units;

"Sproule" means Sproule Associates Limited, independent oil and gas reservoir engineers of Calgary, Alberta;

"Sproule Report" means the independent engineering evaluations of Founders' oil, NGL and natural gas interest prepared by Sproule dated January 12, 2001 and January 17, 2001 both effective January 1, 2001;

"Subsequent Investment" means those investments which the Trust is permitted to make pursuant to Sections 4.1(c) and (d) of the Trust Indenture, namely royalties in respect of Provident's oil and gas properties and securities of Provident or any other subsidiary of the Trust to fund the acquisition, development, exploitation and disposition of all types of petroleum and natural gas and energy related assets, including without limitation, facilities of any kind, oil sands interests, electricity or power generating assets, and pipeline, gathering, processing and transportation assets and whether effected through an acquisition of assets or an acquisition of shares or other form of ownership interest in any entity the substantial majority of the assets of which are comprised of like assets;

"Subsequent Royalty" means the royalty, commencing May 1, 2001, entitling the Trust to approximately 99% of the net cash flow generated from the present and future oil and gas interest and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions;

"Subsidiary" means, when used to indicate a relationship with another body corporate:

(a) body corporate which is controlled by (i) that other, or (ii) that other and one or more bodies corporate, each of which is controlled by that other, or (iii) two or more bodies corporate each of which is controlled by that other, or

(b) a subsidiary of a body corporate that is the other's subsidiary;

and in the case of the Trust, includes Provident;

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c.1, 5th Supplement, as amended;

"Tax Regulations" means the regulations enacted under the Tax Act;

"Total Return Amount" means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period;

"Total Return Percentage" means the Internal Rate of Return to a holder of a Trust Unit for a particular Return Period. For the purposes of the Total Return Percentage in the 2001 calendar year the Unit Market Price at the beginning of the Return Period shall be deemed to be $9.90 per Trust Unit;

"Trust" means Provident Energy Trust, a trust settled pursuant to the laws of Alberta;

"Trust Indenture" means the amended and restated trust indenture dated as of January 25, 2001 as amended and restated as of March 5, 2001 between Montreal Trust Company of Canada and Founders;

"Trust Fund", at any time, shall mean such of the following monies, properties and assets that are at such time held by the Trustee for the purposes of Provident Energy Trust under the Trust Indenture: (a) $100; (b) all funds realized from the issuance of Trust Units; (c) any Permitted Investments in which funds may from time to time be invested; (d) the Initial Royalty; (e) any Subsequent Investment; (f) any proceeds of disposition of any of the foregoing property; (g) the Founders Shares and Initial Notes; and (h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

"Trust Unit", **"Provident Unit"** or **"Unit"** means a unit of the Trust, each unit representing an equal undivided beneficial interest therein;

"Trust Unitholders", "Provident Unitholders" or **"Unitholders"** means the holders from time to time of the Trust Units;

"Trust Unitholder Rights Plan" or **"Unitholder Rights Plan"** means the trust unitholders rights plan adopted by the Trust pursuant to a trust unitholder rights plan agreement dated March 6, 2001 between the Trust and Montreal Trust Company of Canada;

"Trustee" means Montreal Trust Company of Canada, the initial trustee of the Trust, and its successor Computershare Trust Company of Canada, or such other trustee, from time to time, of Provident Energy Trust;

"TSE" means The Toronto Stock Exchange;

"Unanimous Shareholders Agreement" means the unanimous shareholders agreement entered into as of March 6, 2001 between Provident and the Trustee, as trustee for and on behalf of Provident Energy Trust;

"Unit Market Price" of the Trust Units at any date means the weighted average of the trading price per Trust Unit for such Trust Units for the ten (10) consecutive trading days immediately preceding such date and the ten (10) consecutive trading days from and including such date, on the TSE or, if on such date the Trust Units are not listed on the TSE, on the principal stock exchange upon which such Trust Units are listed, or, if such Trust Units are not listed on any stock exchange then on such over-the-counter market as may be selected for such purposes by the board of directors of Provident;

"Unitholder Rights Plan Agreement" means the agreement dated March 6, 2001 between the Trust and Montreal Trust Company of Canada pursuant to which the Trust adopted the Trust Unitholder Rights Plan;

"United States" and "U.S." mean the United States of America, it territories and possessions, any state of the United States, and the District of Columbia; and

Words importing the singular number only include the plural and vice versa and words importing any gender include all genders. All dollar amounts set forth in this Information Circular are in Canadian dollars, except where otherwise indicated.

ABBREVIATIONS, TERMS AND CONVERSIONS

Oil and Natural Gas Liquids		Natural Gas	
Bbls	barrels	Mcf	thousand cubic feet
Mbbls	thousand barrels	Mmcf	million cubic feet
BOPD	barrels of oil per day	Bcf	billion cubic feet
Bbls/d	barrels of oil per day	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
NGLs	natural gas liquids	m^3	cubic metres
STB	stock tank barrel of oil	MMBTU	million British Thermal Units
Mstb	thousand stock tank barrels of oil	GJ	gigajoule
BOE/d	barrels of oil equivalent per day	GJ/d	gigajoule per day
Bpd	barrels of production per day		

Other

BOE	means barrel of oil equivalent, using the conversion factor of 10 mcf of natural gas being equivalent to one bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
MBOE	means thousand barrels of oil equivalent.
WTI	means West Texas Intermediate.
API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
OPEC	means Organization of the Petroleum Exporting Countries.

CONVERSION

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
cubic metres	bbls	6.289
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471
gigajoules	mmbtu	0.950

For the purposes of this AIF all conversions of natural gas (Mcf) to barrels of oil equivalent (BOE) are on the basis of 10 mcf to 1 BOE.

FORWARD LOOKING INFORMATION

This Annual Information Form may contain forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control that could cause actual results to differ materially from those expressed in the forward-looking statements. A discussion of such risk factors is included under "Risk Factors". Neither the Trust nor Provident undertakes any obligations to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

INCORPORATION AND STRUCTURE

The Trust

Provident Energy Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal offices of Provident Energy Trust are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Trust is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

The Trust was formed as of the 25th day of January, 2001 pursuant to the Trust Indenture. In accordance with the Founders Arrangement involving the Trust, Founders and Provident, all of the issued and outstanding Founders Shares were exchanged for the Initial Notes of Provident on the basis of one Initial Note for every three Founders Shares. Each Initial Note was immediately exchanged with the Trust for one Trust Unit, resulting in the acquisition by the Trust of all of the Initial Notes and the acquisition of Trust Units by the former shareholders of Founders.

Provident

Provident Energy Ltd. is a corporation wholly-owned by Provident Energy Trust. Provident was incorporated under the ABCA on January 19, 2001 and was amalgamated with Founders pursuant to the Founders Arrangement. The head and principal offices of Provident are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 . The registered office of Provident is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2. Where the information in this Annual Information Form is as of a date prior to March 6, 2001, the terms "Provident" or "Provident Energy Ltd." shall refer to Founders Energy Ltd.

The Manager

Provident Management Corporation was incorporated on January 17, 2001 under the ABCA. The head and principal offices of the Manager are located at 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1. The registered office of the Manager is 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust. The Manager was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

INTERCORPORATE RELATIONSHIPS

The following diagram describes the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders. Reference should be made to the appropriate sections of this Annual Information Form for a complete description of the structure of the Trust.


Unitholders
Distributable Cash
Management Services
Management Fees
Provident Energy Trust
Provident Management Corporation
Royalties, Debt Principal and Interest
Royalties and Debt
Management Fees
Provident Energy Ltd.
Management Services
Reclamation Fund
Cash Flow
Oil and Gas Properties

INFORMATION CONCERNING PROVIDENT ENERGY TRUST AND PROVIDENT ENERGY LTD.

Provident Energy Trust

Provident Energy Trust was established to acquire and hold, directly and indirectly, interests in petroleum and natural gas properties. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty and interest payments and principal repayments on the Initial Notes and Acquisition Notes. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to the unitholders. Under the terms of the Trust Indenture the Trust is also entitled to:

- invest in securities of Provident from time to time;
- acquire the Initial Royalty and other royalties;
- temporarily hold cash and Permitted Investments for the purposes of paying the expenses and liabilities of Provident Energy Trust and paying amounts payable by Provident Energy Trust in connection with the redemption of any Trust Units and making distributions to Trust Unitholders;

- acquire or invest in Subsequent Investments; and
- pay the costs, fees and expenses associated with or incidental to the foregoing.

Provident Units

An unlimited number of Provident Units may be created and issued pursuant to the Trust Indenture. Each Provident Unit represents an equal fractional undivided beneficial interest in any distribution from Provident Energy Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Provident Units outstanding from time to time shall be entitled to an equal share of any distributions from, and in any net assets of, Provident Energy Trust in the event of the termination or winding-up of Provident Energy Trust. All Provident Units of Provident Energy Trust shall rank among themselves equally and rateably without discrimination, preference or priority. Each Provident Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require Provident Energy Trust to redeem any or all of the Provident Units held by such holder (see "Redemption Right") and to one vote at all meetings of holders of Provident Units for each Provident Unit held. Holders of Provident Units shall not be subject to any liability in contract or tort or of any other kind in connection with the assets, obligations or affairs of Provident Energy Trust or with respect to any acts performed by the Trustee or any other person pursuant to the Trust Indenture.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units, shall not be entitled to any distributions of any nature whatsoever from Provident, shall be entitled to such number of votes at meetings of holders of Provident Units as may be prescribed by the board of directors of Provident in the resolution authorizing the issuance of any Special Voting Units. Except for the right to vote at meetings of the holders of Provident Units, the Special Voting Units shall not confer upon the holders thereof any other rights.

Meetings of holders of Provident Units

The Trust Indenture provides that meetings of holders of Provident Units must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of certain amendments to the Trust Indenture, to assign, transfer or dispose of the Initial Royalty as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of holders of Provident Units will be called and held annually for, among other things, the election of the directors of Provident and the appointment of the auditors of the Trust.

Holders of Provident Units may attend and vote at all meetings of holders of Provident Units either in person or by proxy and a proxy holder need not be a holder of Provident Units. Two persons present in person or represented by proxy and representing in the aggregate at least 5% of the votes attaching to all outstanding Provident Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meetings shall be regarded as representing outstanding Provident Units equivalent in number to the votes attaching to such Special Voting Units.

Termination of the Trust

The holders of Provident Units may vote to terminate Provident Energy Trust at any meeting of the holders of Provident Units duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the Provident Units; (b) a quorum of 50% of the issued and outstanding Provident Units is present in person or by proxy; and (c) the termination must be approved by Provident Special Resolution.

Unless Provident Energy Trust is terminated or extended by vote of the holders of Provident Units earlier, the Trustee shall commence to wind-up the affairs of Provident Energy Trust on December 31, 2099. In the event that Provident Energy Trust is wound-up, the Trustee will sell and convert into money the Initial Royalty and other assets in one transaction or in a series of transactions at public or private sale and do all other acts as may be appropriate to liquidate assets and shall in all respects act in accordance with the directions, if any, of the holders of Provident Units in respect of termination authorized pursuant to the Provident Special Resolution authorizing the termination of Provident Energy Trust. In no event shall Provident Energy Trust be wound up until the Initial Royalty shall have been disposed of, and under no circumstances shall any holder of Provident Units come into possession of any interest in the Initial Royalty. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Initial Royalty and other assets together with any cash remaining in the Trust among the holders of Provident Units in accordance with their Pro Rata Share.

Cash Distributions

The first cash distribution of $0.25 per Provident Unit was made on April 12, 2001 to holders of record as of March 31, 2001. A second distribution was made on May 15, 2001 in the amount of $0.25 per Unit and the third distribution was increased to $0.30 per Unit as a result of the acquisition of Maxx and paid on June 15, 2001. The Trustee intends to makes cash distributions on the 15th day of each month to holders of Provident Units of record on the immediately preceding Distribution Record Date in amounts equal to all of the interest, royalty and dividend income of Provident Energy Trust, net of the Trust's administrative expenses. In addition, holders of Provident Units may, at the discretion of the Trustee, receive distributions in respect of repayments of principal made by Provident to Provident Energy Trust on the Initial Notes or Acquisition Notes, as the case may be. It is anticipated however, that Provident Energy Trust will reinvest a substantial portion of the repayments of principal on the Initial Notes and Acquisition Notes to enable Provident to make capital expenditures to develop or acquire additional oil and natural gas properties to enhance cash flow from operations.

Provident Energy Trust seeks to provide a stable stream of cash distributions, subject to fluctuations in the quantity of petroleum and natural gas substances produced, prices received for that production, hedging contract receipts and payments, taxes, management fees, direct expenses of Provident Energy Trust, reclamation fund contributions, capital expenditures, debt servicing, operating costs, debt service charges and general and administrative expenses as determined necessary by the Provident Management Corporation on behalf of Provident Energy Trust.

Trust Unitholder Rights Plan

Pursuant to a Unitholder Rights Plan Agreement entered into between Provident Energy Trust and Montreal Trust Company of Canada on March 6, 2001, Provident Energy Trust has put in place a unitholder rights plan.

Purpose

The Unitholder Rights Plan is intended to address deficiencies which Provident Energy Trust believes exist in current Canadian takeover bid legislation. The purpose of the Unitholder Rights Plan is to afford both the holders of Provident Units and Provident sufficient time to evaluate and respond to an unsolicited offer made for the Trust Units. Further, the Unitholder Rights Plan is intended to assist in ensuring that all holders of Provident Units have an equal opportunity to participate in any takeover bid.

Summary of the Unitholder Rights Plan

The following is a summary of the principal terms of the Unitholder Rights Plan which is qualified in its entirety by the actual text of the Unitholder Rights Plan Agreement.

Issue of Rights

On the effective date of the Unitholder Rights Plan, one right (a "Right") shall be issued and attached to each of the outstanding Provident Units and will attach to each Provident Unit that is subsequently issued. Initially, certificates representing Units also represent the Rights.

Rights Exercise Privilege

The Rights will separate from the Provident Units and will be exercisable, subject to action by Provident, 10 trading days (the "Separation Time") after a person has acquired, or commences a takeover bid to acquire, 20% or more of the Provident Units, other than by an acquisition pursuant to a takeover bid permitted by the Unitholder Rights Plan (a "Permitted Bid"). The acquisition by any person (an "Acquiring Person") of 20% or more of the Provident Units, other than by way of a Permitted Bid, is referred to as a "Flip-in Event". Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. In the absence of action by Provident and 10 days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit the purchase of that number of Provident Units having an aggregate market price (as defined in the Unitholder Rights Plan) equal to twice the exercise price for an amount in cash equal to the exercise price (which the Unitholder Rights Plan currently sets at $30).

The issue of the Rights is not initially dilutive. However, holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability

After the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Provident Units.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i) the take-over bid must be made to all holders of Provident Units, other than the Acquiring Person;

(ii) the take-over bid must contain, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Provident Units will be taken up or paid for pursuant to any take-over bid prior to the close of business on the date which is not less than 45 days following the date of the take-over bid and only if at such date more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited or tendered pursuant to the take-over bid and not withdrawn;

(iii) the take-over bid contains an irrevocable and unqualified provision that unless the take-over bid is withdrawn, Provident Units may be deposited pursuant to such take-over bid at any time during the period of time between the date of the take-over bid and the date on which Provident Units may be taken up and paid for and that any Provident Units deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(iv) the take-over bid must contain an irrevocable and unqualified provision that if, on the date on which Provident Units may be taken up and paid for, more than 50% of the Provident Units held by independent holders of Provident Units shall have been deposited pursuant to the take-over bid and not withdrawn, the Acquiring Person will make a public announcement of that fact and the take-over bid will remain open for deposits and tenders of Provident Units for not less than 10 Business Days from the date of such public announcement.

The Unitholder Rights Plan allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid (subject to certain exceptions).

Waiver and Redemption

Provident may, prior to a Flip-in Event, waive the dilutive effects of the Unitholder Rights Plan in respect of a particular Flip-in Event resulting from a takeover bid made by way of a takeover bid circular to all holders of the Provident Units, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a takeover bid made by way of a takeover bid circular to all holders of the Provident Units prior to the expiry of the takeover bid in respect of which the waiver is granted. Provident may also waive the Unitholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Provident Units within 10 days or such other period as may be specified by Provident.

At any time prior to the occurrence of a Flip-in Event, Provident may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.00001 per Right.

Trust Unit Option Plan

Provident Energy Trust has implemented a trust unit option plan (the "Trust Option Plan"). Under the Trust Option Plan, options to purchase a maximum of 700,000 Trust Units may be granted to employees, officers, directors and consultants to Provident Energy Trust and its subsidiaries. The Trust Option Plan will be administered by Provident. Subject to regulatory approval, the exercise price of an option will be determined at the time of grant and is to be not less than the closing price of the Trust Units on the TSE on the last day preceding the grant on which a trade of Trust Units occurred on such exchange, subject to certain reductions in the exercise price of an option in certain circumstances based upon the cash distributions made on the Trust Units. The term of an option and vesting provisions are to be determined at the time of grant and may vary as between individual grants of options. However, the term of an option shall not be less than one year and not more than ten years from the date of grant. Options are exercisable only during the term of employment or service of an employee, consultant or officer or during the period of service as a director or trustee. Provident shall determine whether any or all of the options shall be exercisable for a period following the date of termination of employment or service at the time of granting the option, subject to regulatory approvals.

The number of Trust Units subject to options which may be granted from time to time under the Trust Option Plan shall not exceed 700,000 Trust Units (which number may be decreased at any time and may be increased from time to time, subject to regulatory approval and the approval of the Trust Unitholders). The number of Trust Units reserved for issuance pursuant to options granted to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed 10% of the total number of Trust Units then outstanding. Furthermore, the issuance to insiders of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation) shall not exceed or result in the issuance to such insider during a one year period of more than 10% of the total number of Trust Units outstanding, nor may the issuance of Trust Units held by such insider of Provident Energy Trust or Provident (or their advisors, including Provident Management Corporation), and associates of such insider, within a one-year period, exceed 5% of the total number of Trust Units then outstanding. In addition, the number of Trust Units reserved for issuance to any one person pursuant to options shall not exceed 5% of the total number of Trust Units then outstanding. Options are not assignable or transferable. No financial assistance will be provided to holders of options who wish to exercise their options to acquire Trust Units. As of the date of this Annual Information Form there are 533,900 options granted and outstanding under the Trust Option Plan.

The Initial Royalty

As owner of the Initial Royalty, the Trust is entitled, commencing January 1, 2002, to cash distributions in respect of royalty production income, being 13.5% of Provident's gross revenue from its working interest in oil and gas properties owned as at March 6, 2001 less 13.5% of operating costs and facility usage costs. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Initial Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Initial Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Initial Royalty (to the extent allocable to Canadian Resource Property, as defined in the Tax Act) are allocable as to 86.5% to Provident and as to 13.5% to the Trust.

The Initial Royalty does not constitute an interest in land, and the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

The Subsequent Royalty

As owner of the Subsequent Royalty, the Trust is entitled, commencing May 1, 2001, to cash distributions of approximately 99% of the cash flow from all present and future oil and gas properties and related tangibles owned by Provident (including the properties subject to the Initial Royalty) after certain costs, expenditures and deductions which include 99% of: (i) all amounts of interest and principal payable by Provident on account of or in respect of its credit facilities and any indebtedness of Provident owing to the Trust; (ii) Provident's share of operating costs and capital expenditures including amounts payable in respect of the Initial Royalty and Crown royalties; (iii) income taxes, capital taxes and other direct taxes of Provident; (iv) amounts required to be paid to certain reserves; (v) general and administrative expenses of Provident; (vi) acquisition costs of future oil and gas properties and related tangibles; and (vii) amounts required to be paid to the Trustee pursuant to the Trust Indenture. Such cash distributions are to be paid on or about the 15th day of the second month following the month to which the distribution relates.

From time to time upon notice from Provident, the Trust has an obligation (the "Deferred Purchase Price Obligation") to pay Provident, as partial consideration for the Subsequent Royalty, such portion of the acquisition cost of future oil and gas properties and capital expenditures including amounts borrowed to fund such costs and expenditures as may be designated by Provident.

Provident is entitled to make farmouts or other similar dispositions of specific interests in any part of the properties subject to the Subsequent Royalty, and upon the farmee or other participant earning its interest pursuant to the farmout or other disposition, the Subsequent Royalty shall burden only the working interest retained by or reserved to Provident. Any net proceeds from the sale of properties subject to the Subsequent Royalty (to the extent allocable to petroleum and natural gas rights) less any amount payable in respect of the Initial Royalty shall be allocated to the Trust as to 99%. The remaining 1% and all amounts allocated to tangibles and miscellaneous interests shall be allocated to Provident.

Provident is required to establish a reserve to fund future well bore and facility abandonment and environmental and reclamation obligations and liabilities (the "Reclamation Fund"). Provident is obligated to pay $0.20 per barrel of oil equivalent (converting gas to oil at 10:1) produced, less current year well bore and facility abandonment and environmental and reclamation obligations and liabilities out of production revenues and other revenues for a calendar year into the Reclamation Fund.

The Subsequent Royalty does not constitute an interest in land. Except upon the insolvency of Provident, the Trust is not entitled to take its share of production in kind or to separately sell or market its share of petroleum substances.

Limitation on Non-Resident Trust Unitholders

Certain provisions of the Tax Act require that Provident Energy Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Trust Unitholders who are Non-Residents. Trust Unitholders may be required to provide to the Trustee a declaration (a "Residence Declaration") specifying whether or not they are Non-Residents and if the Trustee becomes aware, as a result of requiring Residence Declarations or otherwise, that the beneficial owners of 25% of the Trust Units then outstanding are or may be Non-Residents or such a situation is imminent, the Trustee shall thereafter request Residence Declarations at least annually in conjunction with the annual meetings of Trust Unitholders. If at any time the Trustee becomes aware, as a result of requiring Residence Declarations as to beneficial ownership or otherwise, that the beneficial owners of 49% of the Trust Units then outstanding are or may be Non-Residents or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a Residence Declaration that the person is not a Non-Resident. If notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Trust Unitholders receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may on behalf of such Trust Unitholder sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units and shall make any distribution in respect of such Trust Units by deposition such amount in separate bank account in a Canadian chartered bank (net of any applicable taxes). Any sale shall be made on any stock exchange on which the Trust Units are then listed and, upon such sale, the affected holders shall cease to be holders of Trust Units and their rights shall be limited to receiving the net proceeds of sale upon surrender of Provident Energy Trust certificates representing such Trust Units.

Redemption Right

Provident Units are redeemable at any time on demand by the holders thereof upon delivery to Provident Energy Trust of the certificate or certificates representing such Provident Units, accompanied by a duly completed and properly executed notice requesting redemption. Upon receipt of the redemption request by Provident Energy Trust, the holder thereof shall only be entitled to receive a price per Provident Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Provident Units on the principal market on which the Provident Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Provident Units are surrendered for redemption; and (ii) the "closing market price" on the principal market on which the Provident Units are quoted for trading on the date that the Provident Units are surrendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Provident Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Provident Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Provident Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Provident Units for each day that there was trading, if the market provides only the highest and lowest prices of Provident Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Provident Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Provident Units if there was trading and the exchange or other market provides only the highest and lowest prices of Provident Units traded on a particular day, and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by Provident Energy Trust in respect of any Provident Units surrendered for redemption during any calendar month shall be satisfied by way of a cash payment on the last day of the following month. The entitlement of holders of Provident Units to receive cash upon the redemption of their Provident Units is subject to the limitation that the total amount payable by Provident Energy Trust in respect of such Provident Units and all other Provident Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $250,000; provided that Provident may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by Provident Energy Trust in respect of Provident Units tendered for redemption in such calendar month shall be paid on the last day of the following month by: (i) Provident Energy Trust distributing Initial Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption; or (ii) if Provident does not hold Initial Notes having a sufficient principal amount outstanding to effect such payment, by Provident Energy Trust issuing its own promissory notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Provident Units tendered for redemption, which promissory notes ("Redemption Notes") shall have terms and conditions substantially identical to those of the Initial Notes.

If at the time Provident Units are tendered for redemption by a holder of Provident Units, the outstanding Provident Units are not listed for trading on the TSE and are not traded or quoted on any other stock exchange or market which Provident considers, in its sole discretion, provides representative fair market value price for the Provident Units or trading of the outstanding Provident Units is suspended or halted on any stock exchange on which the Provident Units are listed for trading or, if not so listed, on any market on which the Provident Units are quoted for trading, on the date such Provident Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Provident Units were tendered for redemption then such holder of Provident Units shall, instead of the Market Redemption Price, be entitled to receive a price per Provident Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by Provident as at the date upon which such Provident Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Provident Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Initial Notes or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Provident Units to dispose of their Provident Units. Initial Notes or Redemption Notes which may be distributed in specie to holders of Provident Units in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Initial Notes or Redemption Notes. Initial Notes or Redemption Notes will not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans.

Provident Trustee

Montreal Trust Company of Canada is the initial trustee of Provident Energy Trust. The Trustee is responsible for, among other things: (a) accepting subscriptions for Provident Units and issuing Provident Units pursuant thereto; (b) maintaining the books and records of Provident Energy Trust and providing timely reports to holders of Provident Units; and (c) paying cash distributions to holders of Provident Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of Provident Energy Trust and the holders of Provident Units and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of holders of Provident Units. Thereafter, the Trustee shall be reappointed or changed every year as may be determined by a majority of the votes cast at a meeting of the holders of Provident Units. The Trustee may resign upon 60 days' notice to Provident Energy Trust. The Trustee may also be removed by Provident Special Resolution. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Trust Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to Provident Energy Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by ManagementCo or any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of ManagementCo, Provident, or any other person to whom the Trustee has, with the consent of Provident, delegated any of its duties, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by ManagementCo or Provident to perform its duties under or delegated to it under the Trust Indenture or certain material contracts), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under this Indenture or certain material contracts, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of Provident Energy Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to Provident Energy Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Provident Special Resolution.

The Trustee may, without the approval of the Trust Unitholders, make certain amendments to the Trust Indenture, including amendments for the purpose of:

- ensuring Provident Energy Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that Provident Energy Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for interests of Trust Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, the Management Agreement or the Provident Royalties and any other agreement of Provident Energy Trust or any offering document pursuant to which securities of Provident Energy Trust are issued with respect to Provident Energy Trust, or any applicable law or regulations of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby; and
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby.

Provident Energy Ltd.

The principal business of Provident is to manage and administer the operating activities associated with the oil and gas properties. Provident is engaged in the acquisition, exploitation, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin.

Delegation of Authority, Administration and Trust Governance

The board of directors of Provident has generally been delegated the significant management decisions of Provident Energy Trust and Provident Management Corporation has been retained to administer Provident Energy Trust on behalf of the Trustee. In particular, the Trustee has delegated to Provident responsibility for any and all matters relating to: (a) the redemption of Provident Units; (b) the acquisition of Subsequent Investments by the Trust and the negotiation of management agreements respecting Subsequent Investments; (c) any offering of securities of the Trust including: (i) the listing and maintaining of the listing on the TSE of the Provident Units; (ii) the filing of documents or obtaining of permission from any governmental or regulatory authority or the taking of any other step under federal or provincial law to enable securities which a holder of Provident Units is entitled to receive to be properly and legally delivered and thereafter traded; (iii) ensuring compliance with all applicable laws; (iv) all matters relating to the content of any prospectus, information memorandum, private placement memorandum and similar public or private offering documents, and the certification thereof; (v) all matters concerning the terms of the sale or issuance of Provident Units or rights to Provident Units, including without limitation all matters concerning the adoption of any Unitholder Rights Plan; (d) the determination of any Distribution Record Date other than the last date of each calendar month; and (e) the determination of any borrowing under the Provident Trust Indenture. Holders of Provident Units are entitled to elect a majority of the board of directors of Provident pursuant to the terms of the Unanimous Shareholder Agreement. Subject to the ultimate authority of the board of directors of Provident, Provident and Provident Energy Trust will be managed by Provident Management Corporation.

Decision Making

Although Provident Management Corporation provides certain advisory and management services to Provident pursuant to the Management Agreement, the board of directors of Provident supervises the management of the business and affairs of Provident Energy Trust, including the business and affairs of Provident Energy Trust delegated to Provident. In particular, significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of an amount equal to 5% of the market capitalization of Provident Energy Trust; (ii) the approval of annual operating and capital expenditure budgets; and (iii) establishment of credit facilities, are made by the board of directors of Provident. In addition, the Trustee has delegated certain matters to the board of directors of Provident including all decisions relating to: (i) the issuance of additional Provident Units; and (ii) the determination of the amount of Distributable Cash. Any amendment to the Management Agreement or the Provident Royalties will require the approval of the board of directors of Provident on behalf of Provident Energy Trust. The board of directors of Provident generally holds regularly scheduled meetings to review the business and affairs of Provident and make any necessary decisions relating thereto.

Common Shares

All of the issued and outstanding common shares of Provident are held by the Trust. Each Provident Share entitles its holder to receive notice of and to attend all meetings of the shareholders of Provident and to one vote at such meetings. The holders of Provident Shares are, at the discretion of the board of directors of Provident and subject to applicable legal restrictions, entitled to receive any dividends declared by the board of directors on the common shares. The holders of Provident Shares are entitled to share equally in any distribution of the assets of Provident upon the liquidation, dissolution, bankruptcy or winding-up of Provident or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to any instruments having priority over the Provident Shares.

Initial Notes

The following summary of the material attributes and characteristics of the Initial Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Founders Note Indenture dated March 6, 2001, as amended, and made between Provident and the Note Trustee, which contains a complete statement of such attributes and characteristics.

Terms and Issue of Initial Notes

The Initial Notes are held by Provident Energy Trust, are unsecured and bear interest from the date of issue at 12% per annum. Interest is payable for each month during the term on the 15th day of the month following such month. The first interest payment was payable on April 15, 2001 for the period commencing on March 6, 2001 and ending on March 31, 2001.

Commencing on April 15, 2001, and on the 15th day of each subsequent month during the term, Provident will be required, subject to the terms of any secured financing, to make principal payments on the Initial Notes in an amount equal to one-twelfth of Provident's Available Cash Flow (as defined below) (calculated pursuant to the Founders Note Indenture) for the prior calendar year.

Available Cash Flow for a calendar year shall, in general terms, consist of Provident's gross production revenue less all royalties, taxes, general and administrative expenses, operating expenses, capital expenditures, principal and interest payments on all secured debt and on the Initial Notes, and fees payable to Provident Management Corporation.

Because of the variable factors determining Available Cash Flow, Provident may not be required in any calendar year to pay any principal to holders of Initial Notes.

All principal will be due on maturity, December 31, 2021. Provident shall at any time be allowed to prepay all or any part of the outstanding principal without notice or bonus.

In contemplation of the possibility that Initial Notes may be distributed to holders of Provident Units upon the redemption of their Provident Units, the Founders Note Indenture provides that if persons other than Provident Energy Trust (the "Non-Fund Holders") own Initial Notes having an aggregate principal amount in excess of $1,000,000, either Provident Energy Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Founders Note Indenture upon an event of default and, with Provident Energy Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Founders Note Indenture and the rights of noteholders. The Founders Note Indenture will allow Provident Energy Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before Provident Energy Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Initial Notes is payable in lawful money of Canada directly to the holders of Initial Notes at their address set forth in the register of holders of Initial Notes. Provident Energy Trust is the holder of all of the issued and outstanding Initial Notes.

Ranking

The Initial Notes are unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt.

Events of Default

The Founders Note Indenture provides that any of the following shall constitute an event of default: (i) default in payment of the principal of the Initial Notes when required; (ii) the failure to pay all of the interest obligations on the Initial Notes for a period of 90 days; (iii) if Provident has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $5 million and Provident has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Founders Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Provident specifying such default and requiring Provident to rectify the same; (vi) Provident ceasing to carry on its business; and (vii) material default by Provident under material agreements if property having a fair market value in excess of $5,000,000 is liable to forfeiture or termination.

The Acquisition Notes

The following summary of the material attributes and characteristics of the Acquisition Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Maxx Note Indenture dated as of May 25, 2001 and made between Provident and the Note Trustee, which contains a complete statement of such attributes and characteristics.

Terms and Issue of Acquisition Notes

Pursuant to the Maxx Arrangement, holders of Maxx Shares received Acquisition Notes of Provident on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share held by such holders. All of the Acquisition Notes outstanding were transferred by the former holders of Maxx Shares to Provident Energy Trust in return for Trust Units and/or cash. The Maxx Note Indenture provided that initially one global Note was issued to the Note Trustee in trust for the former holders of Maxx Shares receiving Trust Units. The Note Trustee then, on behalf of the former holders of Maxx Shares transferred that Acquisition Note to Provident Energy Trust, subject to receiving Trust Units for delivery to the former holders of Maxx Shares, all as contemplated by the Maxx Arrangement. Upon receipt of the Trust Units, the Note Trustee allocated those Trust Units to the former holders of Maxx Shares. Subject to a former holder of Maxx Shares returning the required letter of transmittal and share certificate, the Note Trustee then forwarded to the former holder of Maxx Shares the Trust Units and/or cash allocated to such former holder.

The Acquisition Notes are unsecured, bear no interest and are payable in whole or in part upon demand.

Ranking

The Acquisition Notes are unsecured debt obligations of Provident and rank pari passu with all other unsecured indebtedness of Provident, but subordinate to all secured debt.

Dividend Record And Policy

~~No dividends have been paid on the Provident Shares. Any decision to pay dividends on the Provident~~ Shares in the future will be made by the board of directors of Provident on the basis of Provident's earnings, financial requirements and other conditions existing at the time.

INFORMATION CONCERNING PROVIDENT MANAGEMENT CORPORATION

The Manager

The principal business of the Manager is to provide administrative and management services to the Trust including the acquisition, exploitation, development and production of crude oil and natural gas from the properties. Pursuant to the provisions of the Management Agreement, the Manager provides certain management, administrative and support services to Provident Energy Trust, including those necessary: (a) to ensure compliance by Provident Energy Trust with continuous disclosure obligations under applicable securities legislation; (b) to provide investor relations services; (c) to provide or cause to be provided to holders of Provident Units all information to which holders of Provident Units are entitled under the Trust Indenture; (d) to call, hold and distribute materials including notices of meetings and information circulars in respect of all necessary meetings of holders of Provident Units; (e) to determine the amounts payable from time to time to holders of Provident Units including Distributable Cash; and (f) to determine the timing and terms of future offerings of Provident Units, if any. The board of directors of Provident is required to approve all matters referred to in items (d), (e) and (f) above and, in addition, will be required to approve any amendment to the Management Agreement or the Provident Royalties on behalf of the Trust. Provident Management Corporation provides the executive officers to Provident, being Thomas W. Buchanan as Chief Executive Officer and Randall J. Findlay as President.

Provident Management Corporation is owned by Thomas W. Buchanan and Randall J. Findlay and was incorporated solely for the purpose of providing management, advisory and administration services to Provident and Provident Energy Trust.

Management Agreement

The Management Agreement has an initial term expiring on December 31, 2004. Subject to the Management Agreement, and any directions or restrictions imposed from time to time by the board of directors of Provident, Provident Management Corporation provides all management services and arranges for administrative and support services pertaining to Provident's oil and natural gas properties, Provident, the Trust and all related services incidental thereto.

Provident Management Corporation will be paid fees for providing such services. Provident Management Corporation and Provident Energy Trust are responsible for ensuring compliance with the continuous disclosure obligations under all applicable securities legislation. Provident Management Corporation will be indemnified by Provident in respect of damages suffered relating to the services provided by Provident Management Corporation under the Management Agreement provided that Provident Management Corporation is in compliance with the standard of care described below and it and any of its directors, officers or employees will be indemnified by Provident provided that such persons shall not be found to be liable for or guilty of fraud, wilful default or negligence (other than in the case of services which constitute the conduct of operations on behalf of Provident as described in the 1990 Canadian Association of Petroleum Landman Operating Procedure where the standard shall be gross negligence rather than negligence).

In exercising its powers and discharging its duties under the Management Agreement, Provident Management Corporation is required to exercise that degree of care, diligence and skill that a reasonably prudent operator and manager having responsibility for the management, advisory and administrative services would exercise in comparable circumstances.

Acquisition and Disposition Strategy

Provident Management Corporation employs a strategy which focuses on maximizing the level of sustainable production of oil and natural gas from Provident's existing properties and to supplementing production by reserve acquisitions. Capital expenditures are and will be focused on development activity as opposed to exploration. Certain exploration properties will be sold, farmed out or developed using third party resources. Reserve replacement and additions will be achieved through development activity and acquisitions.

In addition, as part of the services to be provided by Provident Management Corporation to Provident and Provident Energy Trust, Provident Management Corporation may recommend that Provident enter into agreements to dispose of its oil and natural gas properties and make farmouts and other dispositions of such properties. Approval by the board of directors of Provident of any acquisitions or dispositions is required where the properties being acquired or disposed of have a purchase price or proceeds in excess of an amount equal to 5% of the total market capitalization of Provident Energy Trust at such time.

Compensation

In its role under the Management Agreement as manager and administrator of Provident and Provident Energy Trust, Provident Management Corporation will receive the following fees:

(a) a fee in an amount equal to 2% of Operating Cash Flow, such amount to be calculated as at the end of each calendar month or portion thereof if applicable and paid on the 15th day following any such calendar month or if such day is not a Business Day, on the next Business Day; and

(b) a fee equal to 6% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage minus 8.0% if the Return Period is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a Business Day on the next Business Day.

Provident Management Corporation will not be entitled to a fee in respect of acquisitions and dispositions. In addition, Provident Management Corporation has the option (subject to any necessary regulatory approval) of receiving all or part of the fee provided in (b) above in Provident Units at the Unit Market Price calculated as at the end of the relevant period.

In addition, Provident Management Corporation is entitled to reimbursement of general and administrative costs and expenses related to its performance under the Management Agreement by Provident Energy Trust and Provident, other than costs related solely to Provident Management Corporation. The salaries of Thomas W. Buchanan and Randall J. Findlay are not reimbursable but the costs of certain of the benefits and perquisites will be reimbursable, subject to certain limits. The Management Agreement also provides that in most instances of termination, Provident Management Corporation is entitled to receive the management fees described herein and the general and administrative costs owing at the time of termination and (in certain instances) an amount equal to all such management fees payable in respect of the two Return Periods immediately preceding the termination (or if there have been less than two Return Periods an amount equal to such management fees as would have been payable in respect of two complete Return Periods).

Conflicts of Interest

Certain of the directors, officers and employees of Provident Management Corporation, and certain of the consultants retained by Provident Management Corporation from time to time, will also be directors and officers of other companies. The Management Agreement contains provisions which require Provident Management Corporation to:

(a) make disclosure to the board of directors of Provident of the fact and substance of any particular conflict of interest;

(b) use all reasonable efforts to resolve such conflict of interest in a manner which will treat Provident Energy Trust or Provident, as the case may be, and the other interested party fairly taking into account all of the circumstances of Provident Energy Trust or Provident, as the case may be and such interested party;

(c) make decisions in resolving such conflicts on a basis consistent with the objectives and financial resources of each group of interested parties, the time limitations on investment of such financial resources, and on the basis of operating efficiencies having regard to the then current holdings of properties of each group of interested parties all consistent with the duties of Provident Management Corporation to each such group of persons; and

(d) act honestly and in good faith in making any such resolutions.

Provident Management Corporation shall devote its personnel and resources exclusively to or for the benefit of the Trust and Provident and shall not become engaged in any other business activities other than those contemplated in the Management Agreement. The principals of Provident Management Corporation shall be entitled to hold board positions or similar positions in respect of entities other than the Trust and Provident provided the entity on which board such principal sits is not in competition with the Trust and the time commitments are not significant.

Unanimous Shareholders Agreement

Pursuant to the Unanimous Shareholders Agreement among Provident, the Manager and the Trustee as trustee for and on behalf of Provident Energy Trust, the holders of Trust Units are entitled to notice of and to attend all meetings of shareholders of Provident and except as set forth below, to direct the manner in which Provident Energy Trust will vote its shares in Provident at all such meetings. Prior to Provident Energy Trust voting its shares in Provident, each holder of Trust Units shall be entitled to vote in respect of the matter on the basis of one vote per Trust Unit held and Provident Energy Trust shall be required to vote its shares in Provident in accordance with the result of the vote of holders of Trust Units. Holders of Trust Units shall be entitled to direct Provident Energy Trust as to how to vote in respect of all matters placed before the shareholder of Provident including, the election of the directors of Provident, approving its financial statements and appointing auditors of Provident, who shall be the same as the auditors of Provident Energy Trust. In addition, holders of Trust Units will be entitled to direct Provident Energy Trust as to how to vote its shares in Provident on any proposed amendment to the Unanimous Shareholders Agreement, where such amendment is required to be approved by special resolution. Provident Energy Trust will not be entitled, without the direction of holders of Trust Units, to exercise its rights as the sole shareholder of Provident except as set forth above.

It is a term of the Unanimous Shareholders Agreement that the board of directors of Provident shall consist of a minimum of 5 and a maximum of 15 directors. The Unanimous Shareholders Agreement provides that holders of Trust Units are entitled to elect a majority of the board of directors of Provident.

Under the terms of the Unanimous Shareholders Agreement, Provident Management Corporation shall have the right to nominate 2 directors to the board of directors of Provident.

GENERAL DEVELOPMENT OF THE BUSINESS OF THE TRUST AND PROVIDENT

The business and history of Provident, and its predecessor Founders, are detailed in the following discussion. This information provides relevant background to the growth of Founders and the decision to convert Founders into a cash distributing energy trust.

In 1997, Founders achieved significant production growth through an aggressive horizontal drilling program that focussed on exploiting certain southeast Saskatchewan oil properties that were acquired in March 1996. The use of three-dimensional seismic and horizontal drilling techniques resulted in nine successful horizontal oil wells in the Founders operated areas of Hartaven and Weir Hill. Exploration drilling during 1997 resulted in two successful deep exploratory Ordovician oil wells in the Hartaven area of southeast Saskatchewan. During 1997, Founders also increased its undeveloped land position by 48,325 net acres to total 60,816 net acres. Production volumes for 1997 averaged 1,636 barrels of oil equivalent per day.

In 1998, Founders realized significant gains in crude oil and natural gas production and reserves as a result of a significant multi-zone natural gas discovery at Pouce Coupe in northwest Alberta and the December 22, 1998 acquisition of Opal. Production volumes averaged 2,326 barrels of oil equivalent per day and undeveloped land holdings increased by 99,452 net acres to total 160,268 net acres. The acquisition of Opal ranked as Founders' largest transaction at the time and provided Founders with a new Saskatchewan heavy oil core area in close proximity to Lloydminster as well as a natural gas prone core area in West Central Alberta. On a proven reserve basis the Opal acquisition provided 6.7 million barrels of oil equivalent of which 34 percent were natural gas and on a proven plus half probable basis, Founders acquired 8.3 million barrels of oil equivalent of which 36 percent were natural gas reserves. Opal was a value-driven acquisition that significantly enhanced Founders' competitive position in the gas-prone area of West Central Alberta and provided Founders with a new core growth area for heavy oil in close proximity to Lloydminster.

In 1999, high debt levels, historically low crude oil prices and limited equity markets significantly impaired Founders' growth objectives for the year. Early in 1999, management recognized the need to deal with Founders' debt levels to improve Founders' financial flexibility. Accordingly, to repay bank debt, a $15 million subordinated convertible debenture financing was completed in June 1999 and Founders commenced a program of identifying and selling $28.8 million of non-core assets throughout the year. These successful initiatives, coupled with drilling success during the second half of 1999, significantly improved the balance sheet and created a more flexible financial structure to allow Founders to aggressively compete in its core growth areas. In addition, during the third quarter of 1999, an extensive review was undertaken by management and the board of directors to evaluate and recommend strategic alternatives to maximize Founders' potential. As a result of this process, Founders refocused and simplified its business strategy to create consistent growth in shareholder value through efficient use of capital and technical resources. Daily 1999 production volumes averaged 2,874 bpd of crude oil and natural gas liquids and 12.3 mmcfd of natural gas for a total oil equivalent production of 4,102 boed.

During 2000, Founders focused its activities in the two core areas of West Central Alberta and Lloydminster. During the year, Founders participated in the drilling of a total of 31 (27.3 net) wells, resulting in 22 (20.3 net) crude oil wells, six (4.9 net) gas wells and three (2.1 net) dry holes for an overall success rate of 90 percent. During 2000, a total of 18 wells were drilled in the Lloydminster heavy oil area with a 100 percent success rate. In the gas prone area of West Central Alberta, Founders drilled or participated in drilling nine (7.0 net) wells for an overall success rate of 67 percent. During 2000, daily production volumes averaged 2,440 bpd of crude oil and natural gas liquids and 10.6 mmcfd of natural gas for a total oil equivalent production of 3,503 boed compared to an average daily production rate of 4,102 boed in 1999. The reduction in daily production volumes for 2000 compared to 1999 is attributed to the sale of approximately 1,200 boed of annualized non-core production throughout 1999. Founders' exit production for the year was slightly in excess of 4,000 boed.

During 2000, management believed that Founders, along with the vast majority of other junior E & P companies, was significantly undervalued by the market. As a result, Founders' board of directors reviewed several options for the company with a view to increasing shareholder value. At this time, it was the collective view of the board of directors that the Western Canadian Sedimentary Basin had become largely a mature basin with an operating emphasis on exploitation. In reviewing appropriate structures for a maturing basin, management believed the trust structure was clearly the most suited structure for acquiring mid-life to mature assets and for harvesting and paying out the cash flow in a low risk, cost effective manner. The board of directors believed that a trust structure would maximize the financial return for the Founders' shareholders through the creation of a yield-based investment that could take maximum advantage of the strong commodity prices and market fundamentals currently prevailing in the oil and gas sector.

On March 5, 2001 the shareholders of Founders approved the reorganization of Founders into Provident Energy Trust. The transaction, accomplished by way of a plan of arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders. As part of the transaction, Citicorp, the holder of the $15.0 million 7.5 percent subordinated secured convertible debenture due June 30, 2004, agreed to the early conversion and redemption of the Debenture as part of the Founders Arrangement. The conversion of the Debenture significantly improved Provident's financial flexibility allowing the Trust to actively pursue quality acquisition opportunities. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

On May 25, 2001 the Trust and Provident completed the acquisition of the Maxx Shares pursuant to the Maxx Arrangement. The acquisition of Maxx increased the total number of Trust Units outstanding to 14.6 million Trust Units. Upon completion of the Maxx Arrangement, Provident increased its monthly cash distribution to $0.30 per Unit from $0.25 per Unit. The increased monthly distribution became effective for holders of record on May 31, 2001 and the first payment was made on June 15, 2001. See "Significant Acquisitions and Significant Dispositions" in this Annual Information Form.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

Founders Arrangement

From the end of 1999 and throughout 2000, an extensive review was undertaken by management and the Board of Directors to evaluate Founders' asset base and future growth prospects in relation to the current industry environment and to consider various strategic alternatives. As part of this review, it was determined that the Western Canadian Sedimentary Basin had become largely a mature basin with limited new growth potential. Finding costs have consistently trended upwards over the past few years indicating that large new quantities of oil and gas are becoming more difficult to find. Despite extremely strong commodity prices and fundamentals, the majority of junior Canadian exploration and production ("E&P") companies, including Founders, continued to trade at very low valuations making it difficult to acquire properties or companies or access growth capital without being extremely dilutive to shareholders. At the same time, the Canadian oil and gas trust sector was trading at much stronger valuations than the E&P

sector and raised more than $700 million of new equity during 2000. In addition, many Canadian oil and gas trusts used their trust units as currency in completing more than $2 billion of corporate and property acquisitions in 2000 by the sector. After an extensive review of Founders' asset base and detailed production and cash flow modeling, the Board of Directors concluded that the best alternative for maximizing shareholder value would be to convert Founders into an oil and gas trust.

The purpose of the Founders Arrangement was to convert Founders from a corporate entity concentrating on growth through the reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to Trust Unitholders. The Founders Arrangement resulted in Founders Shareholders receiving Trust Units of Provident Energy Trust in exchange for their Founders Shares. The Founders Arrangement involved the following steps which were deemed to occur sequentially:

a) Founders' existing shareholder rights plan was terminated and all rights issued thereunder were extinguished;

b) each issued and outstanding Founders Share was exchanged for Initial Notes, on the basis of one Initial Note for every three Founders Shares. In lieu of fractional Initial Notes, each holder of Founders Shares who would otherwise have received such fractional Initial Notes was paid an amount of cash (rounded to the nearest whole cent), without interest, equal to the product of (a) such fraction multiplied by (b) the product of (i) three and (ii) the average closing sale price per share of the Founders Shares on the TSE as reported in *The Financial Post* over the ten consecutive trading days ending on the third trading day prior to the effective date, resulting in the acquisition by Provident of all of the issued and outstanding Founders and the acquisition by holders of Founders Shares of Initial Notes;

c) each Initial Note was exchanged for one Trust Unit, resulting in the acquisition by Provident Energy Trust of all of the issued and outstanding Initial Notes and the acquisition by the former holders of Founders Shares of Trust Units;

d) Founders and Provident were amalgamated to form "Provident Energy Ltd."; and

e) the Trust Unitholder Rights Plan became effective.

In connection with the Founders Arrangement, all stock options immediately vested and became exercisable prior to the Founders Arrangement becoming effective. Any stock options not exercised at such time were cancelled. Founders has made a loan available to any employee, officer or director exercising options (including Randall J. Findlay and Thomas W. Buchanan) for a maximum term of three months from the date of the Founders Arrangement taking effect at an interest rate equal to the average commercial bank lending rate available to Provident. Any distributions on the Trust Units made to such employee, officer or director during that period will be applied to the loan amount due. Principal and accrued interest on the loans will be due and payable in full on the earlier of the due date of the loans or at the time of termination of employment.

Immediately following the Founders Arrangement, Provident granted the Initial Royalty to the Trust for consideration of $13.6 million, in exchange for a reduction of the principal amount owing by Provident under the Initial Notes.

The Founders Arrangement resulted in each shareholder ultimately receiving one Trust Unit for every three Founders Shares held with a cash payment in respect of any fractional interests. The Founders Arrangement also resulted in the termination of the shareholder rights plan of Founders and the adoption of the Trust Unitholder Rights Plan containing substantially the same provisions as the shareholder rights plan.

The Board of Directors of Founders received an opinion dated January 29, 2001 from Scotia Capital Inc., its independent financial advisor, stating that, in its opinion, as of the date of such opinion, the Founders Arrangement was fair from a financial point of view, to the holders of Founders Shares.

Maxx Arrangement

On March 26, 2001, Provident, Maxx and the Trust entered into the Maxx Arrangement Agreement which provided for implementation of the Maxx Arrangement pursuant to Section 186 of the ABCA. The Maxx Arrangement became effective on May 25, 2001. On May 25, 2001, each of the events below were deemed to occur in the following sequence without further act or formality:

a) each issued and outstanding Maxx Share was exchanged with Provident for Acquisition Notes on the basis of the Per Share Principal Amount of Acquisition Notes for every one Maxx Share;

b) the Acquisition Notes were exchanged with the Trust for Trust Units and/or cash, resulting in the acquisition by the Trust of all of the Acquisition Notes and the acquisition by holders of Acquisition Notes of Trust Units and/or cash on the basis of:

    i) $7.00 cash for each Maxx Share for those Maxx shareholders that elected to receive all cash;

    ii) $1.9745 cash and 0.4523 of a Trust Unit for those Maxx shareholders that elected to receive all Units.

    This resulted in a total of $35.4 million in cash and 7,475,000 Trust Units being issued to acquire all of the issued and outstanding shares of Maxx;

c) Maxx and Provident were amalgamated and continued as one corporation, under the name "Provident Energy Ltd."

The Acquisition Notes issued to former holders of Maxx Shares and transferred by such holders to the Trust in return for Trust Units and/or cash were issued as one global note on behalf of all recipients and exchanged on behalf of all recipients for certificates representing Trust Units.

In addition, Provident issued 19,600 Units to directors of Maxx holding share appreciation rights of Maxx pursuant to a letter agreement entered into between Provident and each such director.

Upon completion of the Maxx Arrangement, the Trust became the holder of all of the issued and outstanding Acquisition Notes.

Provident and Maxx each have three focused and matching core operating areas in the Lloydminster area of Alberta and Saskatchewan, south-east Saskatchewan and west central Alberta. Provident believes that the acquisition of Maxx will result in financial and operational synergies due to the similar nature of operations and proximity of these properties. These synergies will result in reduced general and administration expenses, operational cost reduction opportunities and the ability to access capital investment opportunities. As a result of the acquisition of Maxx, Provident's daily average production increased form 4,800 barrels of oil equivalent per day ("boed" with gas converted to oil on a 6:1 basis) to 13,500 boed, including 7,500 barrels of conventional heavy crude oil, 1,700 barrels per day of light crude oil, 700 barrels of natural gas liquids and 21.6 mmcf/d of natural gas. Provident's proven reserves increased by 167 percent from 10.6 Mboe to 28.4 Mboe and established reserves increased by 153 percent from 13.1 Mboe to 33.2 Mboe. Combined reserves of Provident and Maxx include more than one hundred undrilled, low-risk development locations for heavy oil. This inventory of drilling locations may potentially provide production replacement for two to three years beyond that recognized in the Sproule Report.

NARRATIVE DESCRIPTION OF THE BUSINESS

The following is a description of the business of Provident prior to the Maxx Arrangement, unless otherwise indicated. For a description of the business and properties of Maxx prior to the Maxx Arrangement, see Schedule A of this Annual Information Form.

The Trust acquires and holds, directly or indirectly, interests in crude oil and natural gas properties in Western Canada. Cash flow from the properties is flowed from Provident to the Trust by way of royalty payments on the Initial Royalty and Subsequent Royalty, interest and principal repayments on the Initial Notes and principal repayments on the Acquisition Notes. Distributable Income generated by the royalties, interest and principal repayments is then distributed monthly to Unitholders. The management and administration of the business and operations of Provident are performed by the Manager under the terms of the Management Agreement and the Manager is responsible for providing the services of both the President and the Chief Executive Officer to Provident. The Trust has no employees, while Provident currently has 46 employees and consultants at its head office location and 37 employees and contract operators located in several field offices within the core areas of Lloydminster, west central Alberta and southeast Saskatchewan.

Corporate Strategy

Provident's strategy is focused on achieving a consistent level of monthly cash distributions to the Unitholders. To this end, Provident pursues a focused program of acquisition, development, exploitation, production and marketing of crude oil and natural gas in the Western Canadian Sedimentary Basin. Provident's operations are currently located in three core areas of activity in west central Alberta, Lloydminster and southeast Saskatchewan. These areas generally offer low to medium risk development potential, a well developed operational infrastructure and year round access, all of which is ideally suited to a trust.

Provident will focus its development activities primarily in the Lloydminster heavy oil area where the company plan to develop more than 275 low risk drilling opportunities which can be used to supplement production declines, taking into consideration the acquisition of Maxx. Provident plans to drill between 40-50 wells annually in order to maintain existing production levels in respect of its existing asset base. A consistent, disciplined commodity price risk management strategy will be employed by Provident, focussing on stabilizing monthly cash distributions to Unitholders. To this end, Provident plans to use both financial and physical contracts to reduce the volatility of oil and gas prices.

Provident will also pursue an aggressive acquisition strategy targeting both property and corporate acquisitions that are accretive to distributable cash flow and net asset value per Trust Unit. The Trust will pursue acquisitions which meet certain criteria including quality low-risk production with year round access and good operating infrastructure. This will minimize the risk of production downtime. Provident will pursue acquisitions that have a strong production component and where minimal capital is required to bring incremental production on stream. Where development potential exists, only those opportunities which are considered low risk will be undertaken by Provident, higher risk prospects or exploration opportunities will be either farmed out or sold.

Risk Management Strategy

Provident's cash flow available for distribution to Unitholders could be substantially impacted by fluctuations in commodity prices for both crude oil and natural gas, quality differentials for both heavy and medium grade crude oil, the Canadian/U.S. dollar exchange rate and interest rates. In order to manage the volatility inherent in these variables, Provident's Board of Directors has adopted a commodity price risk management program (the "Program") that is administered by a Risk Management Committee comprised of certain members of senior management of Provident in consultation with Provident's primary commodity marketing advisors.

The Risk Management Committee is responsible for the following:

1. development and communication of the commodity price risk management policies and procedures;

2. development of strategic commodity price risk management guidelines under which physical or financial instruments are to be utilized and to strike a balance between risk exposure and the desired level of risk tolerance;

3. development of parameters for market risk transaction volumes and other limits;

4. authorization of specific financial and physical commodity and derivative instruments to be traded; and

5. development of appropriate systems for recording, monitoring and reporting the results of the commodity risk management activity.

The Program is not intended to create incremental economic exposure to Provident. Instead, the Program serves to reduce the economic exposure of Provident to adverse market movements thus providing more stability of cash distributions to Unitholders. Under the Program, maximum volumes for crude oil to be forward sold will be 60 percent of the gross production and for natural gas the maximum volumes to be forward sold will be 50 percent of the gross production volumes.

Provident currently markets its crude oil production through various third party marketers and in some cases directly to refiners. There are numerous markets available to transact competitively priced commodity contracts for crude oil. Provident's natural gas is generally sold on both the spot market and to aggregators with approximately 80 percent sold on the spot market and approximately 20 percent sold to aggregators. There are numerous markets available to transact competitively priced commodity price contracts for natural gas.

In conjunction with the Founders Arrangement and the Maxx Arrangement, Provident has entered into several physical and financial hedge transactions for the balance of 2001 and for 2002. The following table summarizes the current Provident commodity price risk program as at June 1, 2001, including hedges that were transacted by Maxx prior to May 25, 2001:

Year	Product	Volume	Terms	Effective Period
2001	Light Oil	500 bpd	US$26.73 per bbl WTI	June 1 - December 31
	Heavy Oil	3,250 bpd	Cdn$22.82 per bbl wellhead	June 1 - December 31
	Heavy Oil	500 bpd	US$9.10 per bbl wellhead differential	June 1 - August 31
	Heavy Oil	500 bpd	US$6.25 per bbl wellhead differential	June 1 - December 31
	Natural Gas	5,000 mcfd	Cdn$7.93 per mcf	June 1 - December 31
2002	Light Oil	250 bpd	WTI Collar US$20.00 - $22.90 per bbl	January 1 - December 31
	Light Oil	1,000 bpd	WTI Collar US$24.00 - $27.00 per bbl	January 1 - December 31
	Heavy Oil	2,250 bpd	Cdn$20.07 per bbl wellhead	January 1 - December 31

Principal Properties

The following are descriptions of Provident's principal producing properties prior to the Maxx Arrangement located in west central Alberta, Lloydminster, Saskatchewan and southeast Saskatchewan. All conversions of gas to oil are on a 10:1 basis.

West Central Alberta Core Area

Gilby, Alberta

The Gilby area is located approximately 35 kilometers northwest of Red Deer in central Alberta. Provident operates and has an average 70% working interest in 34 gas wells, seven crude oil wells, an eight million cubic feet per day natural gas plant, a five million cubic feet per day compressor station and an extensive gathering system. Provident established Gilby as a core area due to its attractive multi-zone, liquids-rich and gas-prone nature. Hydrocarbon reservoirs range from very shallow Upper Cretaceous to deep Devonian. For the year ended December 31, 2000, Provident's share of production from the Gilby area averaged 7.9 million cubic feet per day of natural gas and 270 Bpd of oil and natural gas liquids. Current net production is approximately 1,250 BOE/d. In December 2000, Provident participated in drilling a successful well at 13-27-38-2 W5M encountering pay in the Pekisko and Shunda formations. The Pekisko formation was completed and production tested at a rate of 8 Mmcf/d (4.0 net) and the well was placed on production in late December 2000 at a restricted rate of 5 Mmcf/d (2.5 net) due to pipeline constraints. The Shunda formation was drill stem tested at a rate of 4 Mmcf/d (3.0 net) and is expected to be tied-in during the second half of 2001. The Sproule Report assigned net reserves of 3.5 Bcf of natural gas and 95 Mbbls of natural gas liquids to Provident in respect of the well. Based on the Sproule Report, Provident has been assigned a total of 20.7 Bcf of proven natural gas reserves and 26.4 Bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 900 Mbbls proved and 1,104 Mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 38,055 net acres in the area.

Clive, Alberta

The Clive area is located approximately 60 kilometres east of Red Deer in central Alberta. Provident operates and has a 95% working interest in ten natural gas wells, one crude oil well, a seven million cubic feet per day natural gas plant, a seven Mmcf/d compressor station, three wellhead compressors and a gathering system in the area. Clive is a natural gas-prone area with many of the same multi-zone targets found at Gilby. For the year ended December 31, 2000, Provident's net share of production from the Clive area averaged 2.3 million cubic feet of natural gas per day and 40 Bpd of natural gas liquids. Current net production is approximately 175 BOE/d from the area. Based on the Sproule Report, Provident has been assigned 2.7 Bcf of proven natural gas reserves and 3.8 Bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 42 Mbbls proved and 58 Mbbls established have also been assigned to the area. Provident also has undeveloped land holdings of 7,859 net acres in the area.

Lloydminster Core Area

Provident has established the Lloydminster area of Saskatchewan as a second core growth area. Provident currently operates 78 wells and two processing facilities at its five properties at Freemont, Epping, Lashburn, Neilburg and Dulwich. All of the pools are on conventional primary cold production and in aggregate currently capable of producing approximately 2,000 Bpd of 15 degree API heavy oil.

Freemont, Saskatchewan

The Freemont area is located approximately 74 kilometers southeast of Lloydminster. Provident operates and has an average 92% working interest in 19 (17.5 net) producing heavy oil wells which produce from the thick, very porous and permeable Waseca channel sandstone, the regional Waseca sandstone and the Sparky Formation. Oil produced from the area is trucked to Provident's Neilburg facility or directly to sales terminals. For the year ended December 31, 2000, Provident's net share of production averaged 700 Bpd of 15 degree API heavy oil. Current production is approximately 650 Bpd. Based on the Sproule Report, Provident has been assigned 789 Mbbls of proved crude oil reserves and 1,055 Mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 2,001 net acres in the area.

Epping, Saskatchewan

The Epping area is located approximately 31 kilometers southeast of Lloydminster. Provident has a 100% working interest and operates 23 heavy oil wells, which produce oil from the Sparky Formation. Most of the production is concentrated on one and three-quarter sections of land on the western edge of the large Epping Sparky pool. Production for the year ended December 31, 2000 averaged 382 Bpd of 15 degree API heavy oil. Oil produced from the area is trucked to Provident's Neilburg or Dulwich facilities, which are pipeline connected. In 1999, Provident discovered a new pool to the north of its existing production. Two and three-dimensional seismic programs were shot in late 1999 to better delineate the two Epping pools and define further infill locations on the established pool and step-outs to the new discovery. In 2000, 15 successful wells were drilled adding approximately 485 Bpd of production. Current production is approximately 900 Bpd. Based on the Sproule Report, Provident has been assigned 885 Mbbls of proved crude oil reserves and 1,138 Mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 1,916 net acres in the area on which it has identified up to 12 future drilling opportunities.

Neilburg, Saskatchewan

The Neilburg area is located approximately 50 kilometers southeast of Lloydminster. This area was acquired in mid-2000. Provident has a 100% working interest and operates 26 heavy oil wells and a 2,700 BOPD capacity treating facility. Production is mainly from the Sparky and General Petroleum formations. The area is pipeline connected to the Manitou sales line and is strategic to Provident's other operations, since it provides a central delivery point for trucked volumes from Freemont and Epping. Production from the area currently averages approximately 250 Bpd of 15 degree API heavy oil. A number of workovers and re-activations were undertaken during 2000. Provident also receives approximately $350,000 per year in processing revenue by treating and processing third party volumes at the facility. Based on the Sproule Report, Provident has been assigned 412 Mbbls of proved crude oil reserves and 499 Mbbls of established crude oil reserves for the area. Provident also has undeveloped land holdings of 1,185 net acres in the area.

Lashburn and Maidstone, Saskatchewan

Lashburn and Maidstone are new areas acquired by Provident in 2000 and are located in close proximity to Provident's existing properties in the Lloydminster area. Using existing two dimensional and newly acquired proprietary three dimensional seismic, Provident drilled three wells at Lashburn in late 2000 and has identified a possible further 30 to 70 drilling opportunities in the areas. The three Lashburn wells were placed on production in late December and are currently producing at a combined rate of approximately 190 Bpd of 15 degree API heavy oil. Provident has been assigned 168 Mbbls of proved crude oil reserves and 190 Mbbls of established crude oil reserves for the area. At December 31, 2000, Provident has undeveloped land holdings of 4,484 net acres in these two growth areas.

Southeast Saskatchewan

Hartaven, Saskatchewan

The Hartaven area is located approximately 35 kilometres northeast of Weyburn. Provident operates and has an average 80% working interest in 21 oil wells, two disposal wells, a gathering system and two batteries, with an average working interest of 70%. Provident's net share of production from the area for the year ended December 31, 2000 averaged approximately 55 Bpd of light sweet Ordovician oil and approximately 490 Bpd of light sour Alida oil. Current production is approximately 540 Bpd. Based on the Sproule Report, Provident has been assigned 1,460 Mbbls of proved crude oil reserves and 1,505 Mbbls of established crude oil reserves for the area.

Weir Hill, Saskatchewan

The Weir Hill area is located approximately 45 kilometres northeast of Estevan. Provident operates and has an average 45% working interest in 10 crude oil wells, a disposal well, a gathering system and a battery with an average working interest of 40%. Provident's net share of production from the area for the year ended December 31, 2000 averaged approximately 95 Bpd of light sweet oil from the Frobisher formation. Current production is approximately 90 Bpd. Provident has been assigned 372 Mbbls of proved crude oil reserves and 443 Mbbls of established crude oil reserves for the area.

Reserves

The Sproule Report evaluates the proved and probable additional crude oil, NGL and natural gas reserves of Founders' six major producing properties as of January 1, 2001. The Sproule evaluation represents 85 percent of Founders' total proved plus probable reserves discounted at 11 percent. The remaining 15 percent of Founders' total proved and probable reserves have been evaluated by Founders using internal estimates applied consistently with industry engineering evaluation standards.

In preparing its report, Sproule obtained basic information from Founders, which included land data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating costs data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the Sproule Report is based, was obtained from public records, other operators and from Sproule's non-confidential files. The extent and character of ownership and the accuracy of all factual data supplied for the independent evaluation, from all sources, was accepted by Sproule as represented

The following tables, based on the Sproule Report, show the estimated share of Founders' crude oil, natural gas and NGL reserves in its properties and the present value of estimated future net revenue for these reserves, after provision for the ARTC, using escalated prices and costs as indicated. **All evaluations of the present worth of estimated future net revenue in the Sproule Report are stated after provision for estimated future capital expenditures, future site restoration and reclamation costs, Saskatchewan capital surcharge and prior to the provision for income taxes, interest and general and administrative costs and do not necessarily represent the fair market value of the reserves. The reserve volumes and present worth values of the probable additional reserves have been reduced by 50% to reflect the risk associated with recovery of such reserves. There is no assurance that the price and cost assumptions used in the Sproule Report will be attained and variances could be material.**

Crude Oil and Natural Gas Reserves of and Pre-Tax Cash Flows
Escalating Price and Cost Case

	Company Gross Reserves[1]			Company Net Reserves[2]			Estimated Share of Present Worth Values Before Income Tax Discounted at				
Escalated Prices	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	3,825	386	16,765	3,145	279	13,122	111,755	86,080	82,668	78,192	72,038
Non-Producing[5]	44	2	76	26	1	66	933	797	776	746	703
Undeveloped[6]	2,092	300	6,990	1,749	218	5,585	50,422	33,980	32,006	29,475	26,092
Total Proved	5,961	688	23,831	4,920	498	18,773	163,110	120,857	115,450	108,413	98,833
Risked Probable Additional[7] [8]	1,193	154	6,738	1,036	111	5,319	32,281	14,929	13,634	12,100	10,231
Total Proved plus Risked Probable	7,154	842	30,569	5,956	609	24,092	195,391	135,786	129,084	120,513	109,064

Crude Oil and Natural Gas Reserves of and Pre-Tax Cash Flows
Constant Price and Cost Case

	Company Gross Reserves[1]			Company Net Reserves[2]			Estimated Share of Present Worth Values Before Income Tax Discounted at				
Constant Prices	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	Oil (Mbbl)	Natural Gas Liquids (Mbbl)	Natural Gas (Mmcf)	0%	10%	12% ($000's)	15%	20%
Proved Reserves[3]											
Producing[4]	3,950	394	17,211	3,244	283	13,480	168,611	118,266	112,126	104,252	93,754
Non-Producing[5]	44	2	76	24	1	66	1,158	980	951	911	852
Undeveloped[6]	2,095	299	6,990	1,741	216	5,576	73,755	46,704	43,597	39,663	34,506
Total Proved	6,089	695	24,277	5,009	500	19,122	243,524	165,950	156,674	144,826	129,112
Risked Probable Additional[7] [8]	1,196	158	7,009	1,035	113	5,524	54,042	21,654	19,477	16,951	13,965
Total Proved plus Risked Probable	7,285	853	31,286	6,044	613	24,646	297,566	187,604	176,151	161,777	143,077

Notes:

(1) Company Gross Reserves are Founders' working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) Company Net Reserves are the gross remaining reserves of the properties in which Founders has an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

(3) Proven Reserves are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves.

(4) Proven Developed Producing Reserves are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods that are presently being produced from completion intervals open for production in existing wells.

(5) Proven Developed Non-Producing Reserves are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(6) Proven Undeveloped Reserves are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

(7) Probable Reserves are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism that the deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(8) Probable Additional Reserves reflect values and volumes which have been reduced by a factor of 50 percent to account for risk.

(9) *The Sproule Report makes certain assumptions in the escalating dollar case regarding future increases in product prices, operating* expenses and capital costs. All operating and capital costs are escalated at 1.5% per year throughout the evaluation to account for inflation. The principal reference product prices used in the escalated dollar evaluations are as follows

	WTI Cushing Oklahoma $US/Bbl	**Alberta Field Oil $Cdn/Bbl**	**Average Alberta natural gas price $Cdn/MMBTU**
2001	28.20	41.87	7.93
2002	24.41	35.85	5.73
2003	21.12	30.44	4.30
2004	21.44	30.95	3.91
2005	21.76	30.96	3.91
2006	22.08	30.96	3.91
2007	22.42	30.97	3.91
2008	22.75	31.44	3.98
2009	23.09	31.45	3.98
2010	23.44	31.93	4.06
2011	23.79	32.41	4.13
2012	24.15	32.91	4.21

(10) Operating and capital costs were based on current costs and escalated to the dates when these costs would be incurred. The operating costs and capital costs were escalated at 1.5 percent. Where applicable, a fee for dehydration, gathering, compression and processing was applied against royalty gas and credited to Founders.

(11) The Sproule Report estimated aggregate capital expenditures required to achieve future net revenue and reserve additions in the Proved plus risked Probable escalated price case are estimated to be $18,249,000 in 2001 and $787,000 in 2002. The total capital costs over the life of the reserves are estimated to be $19,100,000.

(12) Present worth values have been calculated before deduction of income tax. The present worth values are not to be construed as fair market value of the reserves.

(13) Reserves and present worth values may not add due to rounding.

The extent and character of ownership and all information related to revenues and expenses, budgeted expenditures and other data were accepted by Sproule as provided by Founders. Only direct field expenditures and incomes have been evaluated in the Sproule Report. General and administrative expenses and incomes are not reported. No field inspection was considered necessary by Sproule.

Reserve Reconciliation

	Crude Oil & Liquids[1] (mbbl)			Natural Gas[1] (mmcf)			Oil Equivalent[1] (mboe)		
	Proved	Probable	Total	Proved	Probable	Total	Proved	Probable	Total
As of January 1, 2000[2]	5,586	1,465	7,051	30,687	9,867	40,554	8,655	2,452	11,107
Additions	2,884	251	3,135	10,018	-	10,018	3,886	251	4,137
Revisions	(921)	(369)	(1,290)	(12,147)	(3,129)	(15,276)	(2,136)	(682)	(2,818)
Dispositions	(7)	-	(7)	(834)	-	(834)	(91)	-	(91)
Production	(893)	-	(893)	(3,893)	-	(3,893)	(1,282)	-	(1,282)
As of January 1, 2001	6,649	1,347	7,996	23,831	6,738	30,569	9,032	2,021	11,053
Percent change	19	(8)	13	(22)	(32)	(25)	4	(18)	-

Notes:
(1) Probable reserves and values have been reduced by 50 percent to account for risk.
(2) The reserves at January 1, 2000 exclude reserves attributable to assets held for sale at year-end.

The 2000 year-end reserve estimates are prepared using applicable industry standard engineering practices that are consistent with prior years. Reserve revisions for 2000 are primarily attributed to a change in reserve estimates based on a longer period of production history or changes in well performance and are not a result of changes in methodology.

Capital Program Efficiency Ratios and Finding Costs

The following table summarizes the Company's capital spending efficiencies and finding costs. Finding and development costs presented in the following table are based on reserve additions only, for each individual year 1998 through 2000, while the three-year average is based on reserve additions less revisions.

Finding and On-stream Costs

	2000	1999	1998	Three Year Average[3]
Capital expenditures ($millions) [1]	28.1	19.0	72.2	119.3
Proved reserve additions (mboe)	3,886	2,381	9,557	11,861
Established reserve additions (mboe) [2]	4,137	3,308	11,508	14,005
Proved and probable reserve additions (mboe)	4,388	4,325	13,459	16,148
Proved finding and on-stream costs ($/boe)	7.23	7.98	7.56	10.07
Established finding and on-stream costs ($/boe)	6.79	5.76	6.28	8.53
Proved and probable finding and on-stream costs ($/boe)	6.40	4.49	5.37	7.40

Notes:

(1) Includes all capital expenditures, property acquisitions and corporate acquisitions.
(2) Established reserves include proved plus one-half probable reserve additions.
(3) Based on aggregate reserve additions less revisions.

Efficiency Ratios and Statistics

	2000	1999	1998
Annual production (mboe)	1,282	1,498	850
Field netbacks ($/boe)	$23.08	$10.42	$10.07
Proved reserve replacement ratio [1]	3.0	1.6	11.2
Proved recycle ratio [2]	3.2	1.3	1.3
Proved reserve life index (years) [3]			
Oil equivalent	7.1	5.8	10.2
Established reserve life index (years) [3]			
Oil equivalent	8.6	7.4	13.7

Notes:
(1) Represents the ratio of proved reserve additions to annual production.
(2) Represents the ratio of field netbacks to proved finding and on-stream costs.
(3) Based on average production rates for the year.

Drilling History

Provident drilled or participated in the drilling of the following wells for the years ended December 31:

	2000		1999		1998	
	Gross	Net	Gross	Net	Gross	Net
Oil	22	20.3	11	10.0	5	2.6
Gas	6	4.9	7	5.1	6	3.1
Abandoned	3	2.1	5	3.6	5	2.7
Total	31	27.3	23	18.7	16	8.4

Oil and Natural Gas Wells

The following table summarizes, as at December 31, 2000, Provident's interests in producing wells and in non-producing wells, which Provident believes are capable of commercial production of oil or natural gas. The stated interests are subject to landowners and other royalties, where applicable, in addition to usual Crown royalties and mineral taxes.

	Producing Wells				Non-Producing Wells[1]			
	Oil		Natural Gas		Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Alberta								
Clive	1	1.0	10	9.4	2	2.0	6	4.0
Gilby	7	4.1	35	24.9	-	-	12	8.2
Saskatchewan								
Dulwich	11	8.6	-	-	17	15.8	-	-
Epping	26	26.0	-	-	2	2.0	-	-
Freemont	19	17.5	-	-	28	25.0	-	-
Hartaven	22	17.8	-	-	1	0.7	-	-
Lashburn	2	2.0	-	-	-	-	-	-
Neilberg	26	26.0	-	-	28	26.9	-	-
Weir Hill	10	4.5	-	-	-	-	-	-
Other minor properties	64	15.3	4	0.3	4	1.6	10	2.2
Total	188	122.8	49	34.6	82	74.0	28	14.4

Notes:

(1) "Non-Producing Wells" are wells, which are capable of economic production or which Provident considers capable of production but which, for a variety of reasons, including, but not limited to, lack of markets or development, are not placed on production at the present time. All non-producing wells are located within 2.5 kilometers of facilities.

(2) "Gross" wells mean the number of wells in which Provident has an interest.

(3) "Net" wells means the aggregate numbers obtained by multiplying each gross well by Provident's percentage interest therein.

Production History

The following table sets forth Provident's working interest production of oil and natural gas, before deduction of royalties, for the years ended December 31:

	2000	1999	1998
Crude Oil and NGL			
Total net production (Bbls)	893,040	1,048,725	760,537
Per day (Bpd)	2,440	2,874	2,084
Natural Gas			
Total net production (Mcf)	3,892,776	4,484,527	885,713
Per day (Mcf/d)	10,636	12,286	2,427
Oil equivalent			
Total net production (BOE)	1,282,464	1,497,178	849,108
Per day (BOE/d)	3,504	4,102	2,326

Land Holdings

The following table sets out Provident's undeveloped land holdings[1] as at December 31, 2000.

	Gross Acres[2]	Net Acres[3]
Alberta	81,878	55,677
Saskatchewan	55,810	50,787
British Columbia	1,623	29
Total	139,311	106,493

Notes:

(1) "Undeveloped land holdings" refers to those lands in which Provident has an interest and which have not been assigned reserves.

(2) "Gross Acres" refers to the number of acres in which Provident has an interest.

(3) "Net Acres" refers to the aggregate of the numbers obtained by multiplying each gross acre by Provident's percentage interest therein.

Seaton Jordan, independent land consultants, evaluated Provident's existing undeveloped land as at October 31, 2000 in the Seaton Jordan Report. The Seaton Jordan Report estimated the market value of these land holdings at $11.8 million.

Market value is defined as the price which Seaton Jordan, as independent consultants, given the conditions existing at October 31, 2000, believe could reasonably be expected to be received for these properties in a sale. In order to determine the market value, Seaton Jordan analyzed the most current prices paid at land sales for properties in the immediate vicinity. In addition, recognition was given to the remaining terms of the oil and gas leases as well as any particular burdens such as overriding royalties.

Capital Expenditures

The following table summarizes Provident's capital expenditures for the years ended December 31:

	2000	1999	1998
Land Acquisitions	$4,799	$1,131	$3,109
Seismic	1,377	2,524	1,490
Drilling and Completions	15,649	11,822	9,297
Production Facilities	1,383	3,432	2,103
Other	295	140	86
Capital Expenditures, excluding acquisitions	23,503	19,049	16,085
Acquisitions	4,571	138	56,138
Total Capital Expenditures	$28,074	$19,187	$72,223

Sensitivities

The following table summarizes Provident's sensitivities based on the March 6, 2001 to December 31, 2001 forecast for the Trust:

Impact on Funds per Trust Unit	Net Income	Funds Available for Distribution
U.S. $1.00 per bbl change in WTI Oil Price	$ 0.07	$ 0.13
Cdn. $0.10 per mcf change in Natural Gas Price	$ 0.01	$ 0.02
$0.01 change in the Cdn./U.S. exchange rate	$ 0.02	$ 0.03
1% change in interest rates	$ 0.02	$ 0.04

Production History, Prices Received and Capital Expenditures

The following table sets forth production data, production prices received and expenditures made by Founders for each quarter for the year ended December 31, 2000 and December 31, 1999.

	Three Months Ended March 31,		Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2000	1999	2000	1999	2000	1999	2000	1999
Average Daily Production (before deduction of royalties)								
Crude oil (Bbls/d)	2,130	2,938	1,811	2,596	2,382	2,495	2,590	2,492
Natural gas (Mcf/d)	12,418	12,335	11,408	11,331	9,446	11,869	9,300	13,602
NGLs (Bbls/d)	233	241	233	275	218	225	156	238
Combined (BOE/d)	3,604	4,413	3,185	4,004	3,545	3,907	3,676	4,089
Average Net Prices Received								
Crude Oil ($/Bbl)	32.96	13.97	32.39	18.16	35.86	22.44	27.74	21.54
Natural gas ($/Mmcf)	3.35	2.41	4.29	2.29	5.84	2.47	8.03	2.73
NGLs ($/Bbl)	29.29	9.95	31.54	12.75	35.53	22.44	58.80	26.40
Combined ($/BOE)	32.92	16.58	36.10	19.14	41.84	23.14	42.34	23.74
Royalties ($/BOE)(1)	7.49	2.98	6.98	3.77	8.17	4.56	8.22	5.85
Operating Expenses ($/BOE)(2)	6.62	4.75	7.32	5.19	7.26	5.58	8.99	8.05
Cash Field Netback Received ($/BOE)	18.81	8.85	21.80	10.18	26.41	13.00	25.13	9.84
Capital Expenditures (thousands of dollars)(3)	2,807	4,953	10,085	1,271	5,910	1,688	8,335	(14,340)

Notes:

(1) Royalties are net of ARTC.

(2) This figure includes all field operating expenses.

(3) Capital expenditures include acquisitions, net of dispositions.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information was prepared in accordance with accounting principles generally accepted in Canada and highlights trends in Founders' financial condition and results of operations for the three years ended December 31, 2000:

Annual Information

Thousands of Dollars except per share data		2000		1999		1998
Gross production revenue	$	49,226	$	30,805	$	14,496
Earnings (loss)	$	6,597	$	(3,654)	$	625
per common share(1)	$	0.44	$	(0.25)	$	0.07
per fully diluted common share(1)	$	0.34	$	(0.25)	$	0.07
Funds flow from operations	$	23,564	$	8,800	$	6,297
per common share(1)	$	1.56	$	0.60	$	0.74
Total assets	$	99,841	$	97,184	$	100,238
Long-term debt	$	40,287(2)	$	49,589(2)	$	45,000
Working Capital (Deficiency)	$	(3,371)	$	10,404	$	(9,805)
Shareholders' equity	$	28,665	$	30,740	$	32,519

Notes:

(1) All per share numbers have been restated to reflect the impact of the one for four share consolidation on January 27, 2000.

(2) Includes a convertible debenture carried at $14,186,827 (1999 - $13,948,831). As part of the Founders Arrangement, Citicorp agreed to the early conversion and redemption of the Debenture.

Quarterly Information (unaudited)
Thousands of Dollars except per share data

2000 by Quarter		**First**		**Second**		**Third**		**Fourth**
Gross production revenue	$	10,797	$	10,464	$	13,644	$	14,321
Earnings	$	1,167	$	1,408	$	2,110	$	1,912
per common share(1)	$	0.08	$	0.09	$	0.14	$	0.13
per fully diluted common share	$	0.06	$	0.07	$	0.11	$	0.10
Funds flow from operations	$	2,138	$	2,349	$	3,214	$	1,099
per common share(1)	$	0.14	$	0.16	$	0.22	$	0.08
1999 by Quarter								
Gross production revenue	$	6,584	$	6,974	$	8,317	$	8,930
Earnings (loss)	$	(684)	$	(186)	$	(465)	$	(2,319)
per common share(1)	$	(0.05)	$	(0.01)	$	(0.03)	$	(0.16)
Funds flow from operations	$	2,138	$	2,349	$	3,214	$	1,099
per common share(1)	$	0.14	$	0.16	$	0.22	$	0.08

Note:
(1) All per share numbers have been restated to reflect the impact of the January 27, 2000 one for four share consolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Variations in Operating Results

The following is a summary of variations in Founders' operating results for the fiscal periods indicated, which should be read in conjunction with the financial statements of Founders and the notes accompanying such financial statements.

On January 27, 2000 the shareholders of Founders approved a consolidation of Founders' common shares on a one for four basis. For the purposes of the following analysis, unless otherwise noted, the issued and outstanding and weighted average common share and corresponding per share information have been restated as if the share consolidation had taken effect at the beginning of the applicable reporting period.

Effective January 1, 2000, Founders changed accounting policies to retroactively adopt without restating prior periods the liability method of accounting for income tax as recommended by the Canadian Institute of Chartered Accountants "CICA". Under this method, Founders recorded future income taxes based on the difference between the accounting and income tax value of an asset or liability. The effect of adopting this policy on 2000 earnings was an increase of approximately $1.0 million. See Note 2 of the Notes to the Financial Statements of Founders Energy Ltd. in Schedule B.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

The following analysis provides a detailed explanation of the financial and operating results for the years ended December 31, 2000 and 1999.

Founders' results for the year ended December 31, 2000 have benefited from commodity prices being at their highest levels since the inception of Founders. Daily production volumes in 2000 were 15 percent lower than the comparable 1999 year primarily as a result of the sale of 1,200 BOE/d of annualized production in 1999. Comparative operating results for the fiscal years ended 2000 and 1999 are as follows:

Operations

Operating Revenue ($000's)		2000		1999	Percent Change
Gross production revenue	$	49,226	$	30,805	60
Royalties (net of ARTC)		(9,922)		(6,395)	55
Production expenses	$	(9,701)		(8,811)	10
Net operating revenue	$	29,603		15,599	90
Daily Average Production					
Med./light crude oil and NGLs (Bpd)		1,106		1,837	(40)
Heavy oil (Bpd)		1,334		1,036	29
Natural gas (Mcf/d)		10,636		12,286	(13)
Oil equivalent (BOE/d)		3,503		4,102	(15)
Average Selling Price(1)					
Crude oil and ngl ($/Bbl)	$	32.53	$	18.74	74
Natural gas ($/Mcf)	$	5.19	$	2.49	108
Oil Equivalent ($/BOE)	$	38.39	$	20.57	87

Note:

(1) Average selling price includes the impact of hedging gains and losses where applicable.

Production Revenue

Gross production revenue, prior to the impact of hedging losses for the year ended December 31, 2000 increased by 45 percent to $49.8 million compared to $34.3 million for the 1999 year end. The increase in revenue for 2000 reflects a 15 percent decrease in production on a barrel of oil equivalent basis more than offset by an 87 percent increase in commodity prices on a BOE basis when compared to the year 1999. The production volume decrease is primarily attributable to the 1,200 annualized BOE/d's of production sold in 1999 as part of Founders' reorganization initiatives to streamline operations and to lower debt levels. Hedging losses for the year ended December 31, 2000 were $0.6 million or $0.44 per BOE, an 83 percent decrease from $3.5 million or $2.36 per BOE for 1999. Gross production revenue, after the impact of hedging losses for 2000, was $49.2 million, an increase of 60 percent above the $30.8 million recorded in 1999.

In December 2000, Provident participated in drilling a successful well at 13-27-38-2 W5M encountering pay in the Pekisko and Shunda formations. The Pekisko formation was completed and production tested at a rate of 8 Mmcf/d (4.0 net) and the well was placed on production in late December 2000 at a restricted rate of 5 Mmcf/d (2.5 net) due to pipeline constraints. The Shunda formation was drill stem tested at a rate of 4 Mmcf/d (3.0 net) and is expected to be tied-in during the second half of 2001. The Sproule Report assigned net reserves of 3.5 Bcf of natural gas and 95 Mbbls of natural gas liquids to Provident in respect of the well. Based on the Sproule Report, Provident has been assigned a total of 20.7 Bcf of proven natural gas reserves and 26.4 Bcf of established natural gas reserves. Crude oil and natural gas liquids reserves of 900 Mbbls proved and 1,104 Mbbls established have also been assigned to the area.

Crude Oil Price

The average crude oil price attained by Founders in 2000 was $32.10 per barrel, an increase of 71 percent over the $18.84 per barrel received for the comparable 1999 year. The 2000 corporate oil price increase includes a $0.69 per barrel foreign exchange hedging loss compared to $3.13 per barrel of hedging losses on foreign exchange and financial crude oil sales contracts in 1999. Founders' record 2000 oil price reflects the WTI oil price average of U.S. $30.20 per barrel in 2000, a 57 percent increase from the U.S. $19.24 for the 1999 fiscal year. Founders' pre-hedged price per barrel of oil does not have a linear relationship to WTI due to the nature of Founders' production mix and changes in crude oil differentials.

Foreign exchange hedging losses in 2000 of $0.6 million were the result of three Canadian/U.S. dollar foreign exchange contracts as compared to 1999 foreign exchange hedge losses of $0.5 million. During 2000, Founders did not hedge any crude oil production while in 1999 commodity hedging losses of $2.5 million were realized on three fixed price crude oil hedges that were entered into during June 1999 on a total of 1,500 BOE/d of crude oil production through to December 31, 1999. For a detailed review of Founders' hedging activity please refer to note 10 of the audited financial statements that form part of this Annual Information Form.

Natural Gas Price

Natural gas prices realized by Founders for the year ended December 31, 2000 improved significantly to average of $5.19 per Mcf, a 108 percent increase from $2.49 received in 1999. Founders' average natural gas selling price for the year ended 2000 has not been impacted by hedging while in the year ended December 31, 1999 a net loss of $0.5 million or $0.12 per Mcf was realized on several forward sales contracts which expired at various dates in 1999. For a detailed review of Founders' hedging activity please refer to note 10 of the audited financial statements that form part of this Annual Information Form.

Royalties

Royalties, net of ARTC, on a BOE basis for the year ended December 31, 2000 increased 81 percent to $7.74 per BOE, from $4.27 per BOE for the 1999 year end. The BOE increase is due to both the 63 percent increase in corporate prices per BOE, prior to hedging activity, and the significant decrease in the ARTC rate for eligible Alberta production as a result of increased commodity prices. The ARTC rate averaged 26 percent for 2000 compared to 69 percent in 1999. As a percentage of pre-hedged production revenue, net royalties averaged 19.9 percent in 2000 compared to 18.6 percent in 1999. The percentage increase was mainly due to the decrease in the ARTC claim in 2000 which represented less than one percent of gross production revenue prior to hedging losses while on the comparable 1999 royalties the ARTC claim was in excess of two percent of gross production revenue. An additional contributing factor for increase in the royalty percentage during 2000 was the disposition of a number of ARTC eligible properties included in the asset rationalization undertaken by Founders in late 1999.

Production Expenses

Production expenses for the year ended December 31, 2000 increased 10 percent to $9.7 million from $8.8 million incurred in 1999. The increase in absolute production expense occurred while production volumes on a BOE basis decreased by 15 percent. Unit production expenses increased by 29 percent to $7.57 per BOE from $5.88 per BOE for the comparable 1999 year end. The increase in per unit operating costs reflects the shift in Founders' operating activities as a result of the asset rationalization program completed in late 1999. This shift in operating focus has resulted in a larger percentage of Founders' operating cost base being fixed and not related to volumes. During 2000, there was also a general increase in the cost of services and supplies within the industry. As well, during 2000 Founders increased its production optimization budget, particularly in the Lloydminster heavy oil area, to take advantage of the exceptional commodity price environment.

Netbacks

For the year ended December 31, 2000, Founders' field netbacks averaged $23.08 per BOE, a 121 percent increase from $10.42 per BOE recorded in the 1999 year end. The table below sets out the impact of record commodity prices, offset by higher unit royalties and increased unit production expenses, on Founders' field netbacks for the 2000 year end as compared to the same period in 1999.

(per BOE)		2000		1999	Percent Change
Gross production revenue	$	38.39	$	20.57	87
Less: Royalties (net of ARTC)		7.74		4.27	81
Production expenses		7.57		5.88	29
Field netbacks	$	23.08	$	10.42	121

General and Administration Expense

General and administration expense for the year ended December 31, 2000, before recoveries, increased 13 percent to $2.6 million compared to $2.3 million for the year ended December 31, 1999. The year 2000 increase reflects the new team staffing levels and the impact of new corporate incentive programs incorporated as part of the corporate reorganization. Overhead recoveries amounted to $0.9 million for the year 2000 compared to $0.6 million for the comparable 1999 period. The year over year increase in overhead recoveries in 2000 was due to both an increase in capital overhead recoveries in 2000 associated with increased capital spending and an increase in operating recoveries associated with new drills and the Neilburg property acquisition in the Lloydminster core area. On a net basis, general and administration expense remained flat at $1.7 million in both 2000 and 1999. On a BOE basis, net general and administration expenses for the 2000 year end increased 20 percent to $1.36 per BOE from $1.13 per BOE recorded in 1999 primarily as a result of the reduction in production volumes. As at December 31, 2000, Founders had 40 employees with 24 at head office and 16 in the field. As at December 31, 1999, Founders had 31 employees with 20 at head office and 11 in the field.

Interest Expense

Interest expense for the year ended December 31, 2000 decreased nine percent to $3.3 million compared to $3.5 million recorded in 1999. The decrease is a result of a 14 percent decrease in average long-term debt levels to $42.7 million in 2000 compared to the $49.8 million average outstanding in 1999. The reduced debt level reflects Founders' focus on managing and reducing its long-term debt as part of its asset rationalization program that was finalized in February 2000. The drop in the average long-term debt levels was however, partially offset by an increase in Founders' weighted average interest rate to 7.6 percent in 2000 compared to 6.9 percent for the 1999 year.

($000's)		2000		1999	Percent Change
Interest expense	$	3,265	$	3,454	(5)
Average debt outstanding	$	42,690	$	49,823	(14)
Average interest rate	%	7.6	%	6.9	10
Interest expense per BOE	$	2.55	$	2.30	11

Depletion, Depreciation and Amortization

Founders recorded depletion, depreciation and amortization ("DD&A") for the year ended December 31, 2000 in the amount of $11.8 million, a 4 percent decrease when compared to the $12.3 million booked in 1999. The decrease occurred as a result of lower production, which was partially offset by an increase in the DD&A rate per BOE, which was up 12 percent to $9.17 per BOE on a 10:1 basis in 2000 compared to $8.19 in 1999. The rate incorporates Founders' depletable asset base, reserve additions and revisions for the year and current year production. At 6:1 the BOE rate for depletion, depreciation and amortization was $7.62 in 2000 compared to $6.82 in 1999.

Capital and Future Taxes

Founders' capital tax expense for the year ended December 31, 2000 increased 100 percent to $1.0 million compared to $0.5 million in 1999. The year over year increase was due entirely to the increase in the Saskatchewan resource surcharge, which was $0.9 million in 2000 compared to $0.4 million for the 1999 year end. This tax is levied at the wellhead against all production revenue generated in the Province of Saskatchewan. The federal large corporations tax was approximately $0.1 million for both 2000 and 1999.

Effective January 1, 2000, Founders' recorded a charge to retained earnings (deficit) and an offsetting increase in its future income taxes account on the balance sheet in the amount of $8.8 million. This resulted from a change in Founders' accounting policy to retroactively adopt the liability method of accounting for income taxes as recommended by the Canadian Institute of Chartered Accountants. Under this method, Founders' records future income taxes based on the difference between the accounting and income tax value of an asset or liability. The significant adjustment of $11.2 million to both retained earnings (deficit) and future income taxes, recorded in the first quarter of 2000 and subsequently adjusted in the fourth quarter to $8.8 million reflecting January 1, 2000 updated tax pool balances. For Founders, the historical difference between the accounting and tax base value arose almost entirely through corporate acquisitions and flow-through share renouncements. For the year ended December 31, 2000 Founders recorded $5.2 million of future income tax on both the income statement and the balance sheet and for the comparable period in 1999, recorded $0.2 million on the income statement. The increase is due to increased earnings driven by record commodity prices.

Tax Pools

Estimated tax pools amounted, in aggregate, to $51.0 million at December 31, 2000. The tax pools have increased 18 percent from the $43.4 million estimate as at December 31, 1999. The increase reflects an upward nine percent adjustment to the year end 1999 balances as well as 2000 additions to the pools less the estimated claims required to eliminate income subject to tax in 2000. The following table summarizes Founders' tax pool estimates at December 31, 2000:

		($000's)
Canadian exploration expense	$	10,770
Canadian development expense		14,540
Canadian oil and gas property expense		13,650
Undepreciated capital cost		10,420
Other		1,665
Total	$	51,045

Cash Flow and Earnings

	2000			1999		
	Amount ($000's)	Per BOE	Per Share	Amount ($000's)	Per BOE	Per Share
Netback	$ 29,604	$ 23.08	$ 1.96	$ 15,599	$ 10.42	$ 1.07
General and administration	1,748	1.36	0.12	1,686	1.13	0.12
Interest expense	3,265	2.55	0.22	3,454	2.30	0.24
Reorganization costs	-	-	-	1,150	0.77	0.08
Capital tax expense	1,027	0.80	0.06	509	0.34	0.03
	6,040	4.71	0.40	6,799	4.54	0.47
Cash flow from operations	23,564	18.37	1.56	8,800	5.88	0.60
Depletion, depreciation and amortization	11,755	9.17	0.77	12,257	8.19	0.84
Future income tax	5,212	4.06	0.35	197	0.13	0.01
	16,967	13.23	1.12	12,454	8.32	0.85
Net earnings (loss)	$ 6,597	$ 5.14	$ 0.44	$ (3,654)	$ (2.44)	$ (0.25)

Cash flow from operations for year ended December 31, 2000 increased 169 percent to $23.6 million, or $1.56 per share, from $8.8 million, or $0.60 per share, for the 1999 year end. Net earnings increased dramatically to $6.6 million, or $0.44 per share, compared to a loss of $3.6 million, or $0.25 per share, for the 1999 comparable period. The 2000 results reflect record commodity prices while 1999 reflects the impact of lower commodity prices, $3.5 million in hedging losses and $1.1 of non-recurring reorganization costs.

Liquidity and Capital Resources

Capital Expenditures and Funding Expenditures *($000's)*	2000	1999
Expenditures:		
Property, plant and equipment	$ 23,503	$ 19,049
Acquisition of oil and gas properties	4,571	138
Future site restoration costs	147	39
Acquisition of Opal Energy Inc. and minority interests	-	3,916
Total expenditures	$ 28,221	$ 23,142
Funded by:		
Cash flow from operations	$ 23,564	$ 8,800
Disposition of oil and gas properties	1,027	15,392
Issuance of common shares	95	803
Increase (decrease) in long-term debt	(9,540)	(9,360)
Increase in deferred charges	(700)	-
Convertible debenture, net of issue costs	-	14,275
Change in working capital	13,775	(6,768)
Total funds	$ 28,221	$ 23,142

In late 1998, Founders completed the value-driven acquisition of Opal Energy Inc. paying out $12.8 million in cash as well as assuming $23.3 million of Opal bank debt. In 1999, equity markets did not present a viable option for reducing the bank debt associated with the Opal acquisition. Consequently, $15 million was raised through issuing a subordinated convertible debenture, as well as undertaking an asset rationalization strategy to improve Founders' balance sheet and financial flexibility. In the year 2000, with the improved commodity price environment, Founders was able to finance its capital spending primarily with cash flow from operations. The $13.8 million source of funds in 2000 attributed to working capital represents the culmination of the 1999 asset rationalization strategy as proceeds received in February 2000 related to assets sold effective December 31, 1999.

Long-term bank debt at December 31, 2000 totalled $26.1 million compared to $35.6 million at December 31, 1999. Operating bank lines of $35.0 million were in place at December 31, 2000 and $42.7 million at December 31, 1999. Total debt and working capital at December 31, 2000 was $43.7 million compared to $39.2 million at December 31, 1999. On a debt to cash flow basis, the 2000 ratio improved to 1.9 to 1 compared to 4.5 to 1 for 1999.

Additional growth in reserves and daily production volumes will be funded through cash flow from operations, bank lines and the issuance of additional equity.

Capital Expenditures

Founders' all in capital expenditure program for the year ended December 31, 2000 totalled $28.2 million and was funded by cash flow from operations, property disposition proceeds and the change in working capital resulting from the receipt of funds upon closing its Pouce Coupe asset disposition on February 28, 2000. At December 31, 1999, the proceeds to close this asset sale were held under current assets, as assets held for sale. All in capital expenditures for the 1999 year totalled $23.1 million and were funded by a combination of cash flow from operations, property disposition proceeds, share issue proceeds and the issue of the convertible debenture partially offset by the related change in working capital.

Acquisition of Opal Energy Inc.

In January 1999, Founders acquired the remaining outstanding shares of Opal Energy Inc. ("Opal") pursuant to the compulsory acquisition provisions of the *Canada Business Corporations Act* and Founders and Opal were amalgamated effective February 1, 1999. The total consideration paid in 1999 for the remainder of the outstanding shares of Opal amounted to $3.9 million in cash and 3,792,339 common shares with an ascribed value of $2.5 million. For further analysis of the acquisition of Opal please refer to note 11 of the audited financial statements included in this Annual Information Form.

Bank Debt

At December 31, 2000 Founders had $26.1 million of bank debt drawn against a $35 million revolving credit facility and had not drawn on an available $5.0 million reducing term facility with a Canadian chartered bank. Founders' total debt at December 31, 2000 was $40.3 million, compared to $49.6 million at December 31, 1999. For a detailed analysis of Founders' banking facilities please refer to note 4 of the audited financial statements included in this Annual Information Form.

Subordinated Convertible Debenture

On June 2, 1999, Founders closed a $15 million subordinated convertible debenture financing with Citicorp. Proceeds from this financing were used in 1999 to repay the bridge loan that was used to fund the acquisition of Opal and the balance was applied to working capital. As part of the plan of arrangement among Founders, Provident and the Trust effective March 6, 2001 detailed in note 15 of the audited financial statements included in this Annual Information Form, Citicorp agreed to the partial redemption and early conversion of the debenture.

Equity

On January 27, 2000 Founders' shareholders approved the consolidation of Founders' shares on a one for four basis. For a detailed analysis of common share equity, employee stock options and other convertible or dilutive instruments, refer to notes 5 and 6 of the audited financial statements that form part of this Annual Information Form.

MARKET FOR SECURITIES

The outstanding Trust Units of the Trust are listed and posted for trading on the TSE under the symbol PVE.UN and the AMEX under the symbol PVX.

DIRECTORS AND OFFICERS

The following are the names and municipality of residence of the directors and officers of Provident, their principal position with Provident and their principal occupations. The Trust does not have any directors or officers. All of the persons listed above have been engaged for more than five years in their present principal occupation or executive position with the same or associated companies except as indicated below:

Name and Municipality of Residence	Principal Occupation	Date First Elected or Appointed to Office	Number of Trust Units Owned Beneficially or Controlled(3)
Grant D. Billing (2) Chairman of the Board Calgary, Alberta	Chairman of the Board since March 6, 2001, and prior thereto, Senior Executive Officer from October 1999 to March, 2001 and Executive Chairman, Superior Propane Inc., a propane marketing company, since 1998, and prior thereto President and Chief Executive Officer Norcen Energy Ltd., an oil and gas exploration and production company from 1994 to 1998.	June 22, 1998	357,011
Thomas W. Buchanan Calgary, Alberta	Chief Executive Officer since March 6, 2001, and prior thereto, Executive Vice President Corporate Development and Chief Financial Officer since October 1999 and prior thereto, President and Chief Executive Officer of Provident and Director of Hawk Oil Inc. since 1996.	November 23, 1994	103,186

Name and Municipality of Residence	Principal Occupation	Date First Elected or Appointed to Office	Number of Trust Units Owned Beneficially or Controlled[3]
Randall J. Findlay Calgary, Alberta	President since March 6, 2001, and prior thereto, Executive Vice President and Chief Operating Officer since December 1999 and since October 2000, director of TransAlta Power L.P. Prior thereto Senior Vice President of TransCanada PipeLines Ltd. and President and Chief Executive Officer of TransCanada Gas Processing L.P. from June 1998 to August 1999. From 1997 to 1998 President and Chief Executive Officer of Novagas Canada Ltd. and from 1995 to 1997 Executive Vice President of Novagas Clearinghouse Ltd. (both Midstream service providers).	December 14, 1999	75,000
Bruce R. Libin [1] Calgary, Alberta	President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company, since 1995. Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively. Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001	May 25, 2001	9,800
Victor Roskey [2] Calgary, Alberta	Managing Director of Citibank Canada (a subsidiary of a United States banking institution). From March 1997 to September 1998 partner of Griffiths McBurney & Partners, an independent Canadian investment banking firm, and prior to March 1997, was the general partner of Sixth Street Capital Partners Limited, an oil and gas investment partnership	June 1, 1999	Nil
M.H. (Mike) Shaikh [1] Calgary, Alberta	President of M.H. Shaikh Professional Corporation (Chartered Accountants)	September 14, 1993	40,124
Byron J. Seaman [1] Calgary, Alberta	Private Investor	November 23, 1994	38,735
Jeffrey Smith [2] Calgary, Alberta	Business Executive. Prior thereto, Chief Operating Officer of Northstar Energy Ltd. , an oil and gas exploration and production company,. since 1996. Director of Maxx Petroleum Ltd. from December 20, 2000 to May 25, 2001	May 25, 2001	4,900

846

Name and Municipality of Residence	Principal Occupation	Date First Elected or Appointed to Office	Number of Trust Units Owned Beneficially or Controlled(3)
John B. Zaozirny, Q.C. (2) Calgary, Alberta	Counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta's Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998.	September 15, 1997	7,901

Notes:

(1) Member of the Audit, Environmental, Health and Safety Committee.
(2) Member of the Governance, Human Resources and Compensation Committee.
(3) Does not include Unit options or warrants.

The following is a brief description of the directors, senior officers and key management and consulting personnel of Provident.

Grant D. Billing
Chairman of the Board

Mr. Billing obtained a B. Sc. from the University of Calgary in 1971 and a Chartered Accountant designation in 1976. Mr. Billing has more than 25 years of senior management experience in the oil and gas industry. Since March 6, 2001, he has been Chairman of the Board of Provident and prior thereto, he was Executive Chairman of Founders from October 1999 to March 6, 2001 and a director since 1998. Mr. Billing is Chairman of the Board of Superior Propane Inc. and prior to September 2000, was Chairman and Chief Executive Officer of Superior Propane Inc. since 1998. Prior to 1998, Mr. Billing was President and Chief Executive Officer of Norcen Energy Resources Limited from 1994 to 1998 and from 1992 to 1994 was President and Chief Executive Officer of Sceptre Resources Limited. Mr. Billing served as the Chairman of the Canadian Association of Petroleum Producers ("CAPP") from 1995 to 1996 and was a director of CAPP from 1993 to 1994.

Thomas W. Buchanan
Chief Executive Officer and Director

Mr. Buchanan obtained a B.Comm from the University of Calgary in 1979 and a Chartered Accountant designation in 1981. He has over 19 years of senior financial and management experience primarily in the oil and gas industry. Mr. Buchanan has been Chief Executive Officer of Provident since March 6, 2001 and prior thereto he was Executive Vice President and Chief Financial Officer of Founders from October 1999 to March 6, 2001. Prior thereto, Mr. Buchanan was President and Chief Executive Officer of Provident since November 1993. Mr. Buchanan has been a director of Provident or its predecessor since 1993.

Randall J. Findlay
President and Director

Mr. Findlay obtained a B.Sc in Chemical Engineering from the University of British Columbia in 1973. He has more than 27 years of senior management experience in all aspects of the oil and gas industry. Mr. Findlay has been President of Provident since March 6, 2001 and prior thereto he was Executive Vice President, Chief Operating Officer and a director of Founders from December 1999 to March 6, 2001. He has been a director of TransAlta Power L.P. since October, 2000. Prior thereto he was Senior Vice President of TransCanada PipeLines Limited, President of TransCanada Midstream and President and Chief Executive Officer of TransCanada Gas Processing L.P. from 1998 to 1999. From 1995 to 1997 he held senior executive positions at Novagas Canada Ltd. as President and Executive Vice President of Novagas Canada Ltd. and Novagas Clearinghouse Ltd. Prior thereto, Mr. Findlay held several senior executive positions at exploration and production companies in the oil and gas industry.

Bruce R. Libin
Director

Mr. Libin was a director of Maxx from December 20, 2000 to May 25, 2001. Mr. Libin is also the President of B.R. Libin Capital Corp., an investment, merchant banking and investment banking advisory services company. He has been the Chairman and Managing Director of Destiny Resource Services Corp., a resource services company, since 1997 and December 2000, respectively.

Victor Roskey
Director

Mr. Roskey is a Managing Director of Citibank Canada (a subsidiary of a United States banking institution). From March 1997 to September 1998, he was a partner of Griffiths McBurney & Partners, an independent Canadian investment banking firm, and prior to March 1997, was the general partner of Sixth Street Capital Partners Limited, an oil and gas investment partnership.

Byron J. Seaman
Director

Mr. Seaman is a private investor and co-owner of the Calgary Flames Hockey Club. Mr. Seaman holds a Bachelor of Science degree in Mechanical Engineering and an Honorary Doctorate in Science from the University of Saskatchewan. He has over 50 years of experience in the oil, gas and resource industries. Until 1990, he was Chairman of Bovar Inc., a public corporation that provides environmental waste management services, and continues to serve as a director of that company. Mr. Seaman has been a director of Provident since November 1994.

M.H. (Mike) Shaikh
Director

Mr. Shaikh is President of M.H. Shaikh Professional Corporation. Prior thereto, he was an associate of Shaikh & Shikaze, Chartered Accountants for 12 years. In the past five years, Mr. Shaikh has been an officer or director of the following public companies: Hawk Oil Inc., SPS Industries Ltd., Lodestar Energy Inc., Winstar Resources Ltd., Maramar Ventures Inc. and Spearhead Resources Ltd. Mr. Shaikh has been a director of Provident since September 1993.

Jeffrey Smith
Director

Mr. Smith was a director of Maxx from December 20, 2000 to May 25, 2001. Prior thereto, he was Chief Operating Officer of Northstar Energy Ltd., an oil and gas exploration and production company, since 1996.

Mark N. Walker

Controller and Chief Financial Officer

Mr. Walker obtained a Bachelor of Commerce degree from the University of Calgary in 1984 and a Certified Management Accountant designation in 1988. He has been Controller and Chief Financial Officer of Provident since March 2001. Prior thereto he held the positions of Controller and/or Chief Financial Officer of Founders from September 1996 to March 2001. From 1993 to August 1996 Mr. Walker held various financial and accounting positions at Sceptre Resources Limited.

John B. Zaozirny, Q.C.
Director

Mr. Zaozirny is counsel to the law firm of McCarthy Tétrault and Vice-Chairman of Canaccord Capital Corporation. He is also a director and a strategic advisor to a number of public and private corporations, as well as a Governor of the Business Council of British Columbia. He served as Alberta's Minister of Energy and Natural Resources from 1982 to 1986, having first been elected as a Member of the Alberta Legislature in 1979. Mr. Zaozirny has been a director of Provident since April 1998.

Committees of the Board

The Board presently has two standing committees, being an Audit, Environmental, Health and Safety Committee and a Governance, Human Resources and Compensation Committee. All of the members of these committees are "unrelated directors".

Audit, Environmental Health and Safety Committee

The Audit, Environmental, Health and Safety Committee consists of Messrs. M.H. (Mike) Shaikh (Chairman), Bruce Libin, and Byron Seaman. The functions of the Audit, Environment, Health and Safety Committee include the review and recommendation to the Board of Directors of the annual financial statements and related management's discussion and analysis, and the review of the interim financial statements. The Committee reviews and establishes, in conjunction with the external auditors and management, audit plans and procedures. The Committee also reviews and makes recommendations to the Board of Directors on Provident's internal control procedures and management information systems. The Committee discusses with the external auditors its independence from management and Provident, and it considers the compatibility of the external auditor's non-audit services to Provident, vis-à-vis its independence.

The Committee is responsible for ensuring that management has in place effective programs relating to environment, health and safety matters, including the identification of risks and the compliance with legal requirements, and ensuring that management administers Provident's policies and procedures on these matters.

Governance, Human Resources and Compensation Committee

The Governance, Human Resources and Compensation Committee consists of Messrs. Grant Billing (Chairman), Victor Roskey, Jeffrey Smith and John Zaozirny. The Committee is responsible for recommending to the Board of Directors suitable candidates for director positions. The selection assessment factors include diversity, age, skills, judgment, integrity, gender, experience, profile, business prospects, and such other factors deemed appropriate, all in a context of an assessment of the perceived needs of the Board of Directors and Provident at the time. In addition, the Committee assists the Board of Directors on corporate governance issues and in compiling the results of a directors' questionnaire dealing with the effectiveness of the Board of Directors, its members and its committees.

The Committee also has the mandate of reviewing Provident's human resources policies and procedures and compensation and incentive programs. The Committee is responsible for assessing senior management's performance and reviewing and negotiating the Management Agreement. The Compensation Committee reviews the adequacy and form of directors' compensation and makes recommendations designed to ensure that directors' compensation realistically reflects the responsibilities of the Board of Directors. The Committee also administers the Trust Option Plan and makes recommendations to the Board of Directors respecting grants of options thereunder.

INFORMATION CONCERNING THE OIL AND GAS INDUSTRY

Canadian Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the relevant legislation and regulations. It is not expected that any of such controls and regulations will affect the operations of Provident in a manner materially different than they will affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

Producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, price of competing oils, distance to market and the value of refined products. Oil exporters are also entitled to enter into export contracts and export oil provided that, for contracts which do not exceed one year in the case of light crude oil and two years in the case of heavy crude oil, an export order must be obtained from the National Energy Board prior to the export. Any export pursuant to a contract of longer duration must be made pursuant to a National Energy Board export licence and Governor in Council approval.

Pricing and Marketing - Natural Gas

The price of natural gas sold in intra-provincial and inter-provincial trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the National Energy Board and the government of Canada. The price received by Provident depends, in part, on the prices of competing natural gas and other substitute fuels, access to downstream transportation, distance to markets, length of the contract term, weather conditions, the supply and demand balance and other contractual terms. Exporters are free to negotiate prices with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the National Energy Board and the government of Canada. As in the case with oil, natural gas exports for a term of less than two years must be made pursuant to a National Energy Board order and in the case of exports for a longer duration, pursuant to a National Energy Board licence and Governor in Council approval.

The government of Alberta also regulates the volume of natural gas which may be removed from the Province for consumption elsewhere.

The North American Free Trade Agreement

On January 1, 1994 the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the United States and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that the restrictions are otherwise justified under certain provisions of the General Agreement on Tariffs and Trade and then only if any export restrictions do not: (i) reduce the proportion of the energy resource exported relative to the total supply of energy resource (based upon the proportions prevailing in the most recent 36 months); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to avoid discriminatory actions and to minimize disruption of contractual arrangements.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on well productivity, geographical location, field discovery data and the type or quality of the petroleum product produced.

From time to time the governments of Canada and Alberta have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas production and enhanced production projects.

Alberta

In Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC rate is based on a price-sensitive formula and varies between 75 percent for prices at or below the royalty tax credit reference price of \$100 per m^3 decreasing to 25 percent for prices above the royalty tax credit reference price of \$210 per m^3. The ARTC rate will be applied to a maximum annual amount of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlements to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average par price, as determined by the Alberta Department of Energy.

On October 13, 1992, the Alberta government announced major changes to its royalty structure and permanent incentives for exploring and developing oil and gas reserves. The significant changes announced which remain in force include the following: (i) the first wells drilled in new oil pools discovered on or after October 1, 1992 will have a permanent one year oil royalty holiday, subject to a $1,000,000 cap and a reduced royalty rate thereafter; (ii) reduction of royalties on pre-October 1, 1992 production of oil and gas; (iii) incentives by way of royalty holidays and reduced royalties on reactivated, low productivity and horizontal re-entry of vertical oil wells; (iv) introduction of separate par pricing for light, medium and heavy oil; and (v) modification of the royalty formula structure to provide for sensitivity to price fluctuations.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties, the suspension or revocation of necessary licenses and civil liability. Environmental legislation in Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) which took effect on September 1, 1993. The *Environmental Protection and Enhancement Act* (Alberta) imposes stricter environmental standards, requires more stringent compliance and reporting and significantly increases penalties for non-compliance.

Exports from Canada

In order to export oil or natural gas from Canada, certain approvals are required from the National Energy Board and the Government of Canada. The approval(s) required are dependent on the hydrocarbon substance being exported and the length of the proposed export arrangement.

RISK FACTORS

The Trust Units do not represent a traditional investment in the oil and natural gas industry. Prospective purchasers of the Trust Units should carefully consider the information set forth below and the other information set forth herein before deciding to invest in the Trust Units.

The Trust is a limited purpose trust which will be entirely dependent upon the operations and assets of Provident through its ownership directly and indirectly, of the Provident Shares, the Initial Notes, the Acquisition Notes, the Initial Royalty and the Subsequent Royalty. Accordingly, the Trust is dependent upon the ability of Provident to meet its interest and principal repayment obligations under the Initial Notes and its principal repayment obligations under the Acquisition Notes and to pay the Initial Royalty and the Subsequent Royalty. Provident's income will be received from the production of oil and natural gas from Provident's existing Canadian resource properties and will be susceptible to the risks and uncertainties associated with the oil and natural gas industry generally. If the oil and natural gas reserves associated with Provident's Canadian resource properties are not supplemented through additional development or the acquisition of additional oil and natural gas properties, the ability of Provident to meet its obligations to the Trust may be adversely affected. Unitholders should consider carefully the information contained herein and, in particular, the following risk factors:

Exploitation and Development

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using experienced staff, focusing exploitation efforts in areas in which Provident has existing knowledge and expertise or access to such expertise, using up-to-date technology to enhance methods and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Provident and will be used by Provident to improve its ability to find, develop and produce oil and natural gas.

Operations

Provident's operations will be subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to property of Provident and others. Provident will have both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, Provident will have liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Provident to certain of its oil and gas properties. A reduction of the income from the Provident Royalties could result in such circumstances.

Oil and Natural Gas Prices

The price of oil and natural gas will fluctuate throughout the life of Provident and price and demand are factors largely beyond its control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Provident may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas.

Marketing

The marketability and price of oil and natural gas which may be acquired or discovered by Provident will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas.

Capital Investment

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Debt Service

Provident currently has a credit facility of $85 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to the Trust. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Provident or that additional funds can be obtained.

The lender has been provided with security over substantially all of the assets of Provident and Provident. If Provident becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on or sell Provident's oil and gas properties free from or together with the Provident Royalties.

Reserves

Although Sproule and Provident have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Provident which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Provident have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean up orders in respect of Provident or its oil and gas properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Provident. Although Provident has established a reclamation fund for the purpose of funding its currently estimated future environmental and reclamation obligations based on its current knowledge, there can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of oil and gas properties, and by the operator to ManagementCo or Provident, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of oil and gas properties or the establishment by the operator of reserves for such expenses.

Reliance on the Manager

Unitholders will be dependent on the management of ManagementCo in respect of the administration and management of all matters relating to Provident's oil and gas properties, the Provident Royalties, the Trust and Trust Units. Investors who are not willing to rely on the management of ManagementCo should not invest in the Trust Units.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Distributions of Distributable Cash in respect of Provident's oil and gas properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Provident will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Provident's initial production levels and reserves will decline.

Provident's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Provident's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Provident's reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, Provident's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Provident is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash will be reduced.

There can be no assurance that ManagementCo, on behalf of Provident, will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

Competition

The industry is highly competitive in the acquisition of exploration prospects and the development of new sources of production and the sale of oil and natural gas.

Changes in Legislation

There can be no assurance that the treatment of mutual fund trusts will not be changed in a manner which adversely affects Trust Unitholders. If the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the Trust Units will cease to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds.

Investment Eligibility

The Trust will endeavor to ensure that the Trust Units continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans and registered retirement income funds. The Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and there is no assurance that the conditions prescribed for such qualified or eligible investments will be adhered to at any particular time.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Provident. The Trust Units represent a fractional interest in the Trust. The Trust Units will not represent a direct investment in Provident's business. As holders of Trust Units, Trust Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions.

The Trust's primary assets will be the Initial Notes, the Acquisition Notes, the Provident Royalties and the Provident Shares. The price per Trust Unit is a function of the anticipated Distributable Cash, the oil and gas properties of Provident and ManagementCo's ability to affect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore the Trust is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Redemption Right

It is anticipated that the redemption right will not be the primary mechanism for Trust Unitholders to liquidate their investments. Initial Notes or Redemption Notes which may be distributed *in specie* to Trust Unitholders in connection with a redemption will not be listed on any stock exchange and no established market is expected to develop for such Initial Notes or Redemption Notes. Cash redemptions are subject to limitations.

Unitholder Limited Liability

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its assets or obligations and, in the event that a court determines that Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, the Unitholder's share of the Trust's assets.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Trust Unitholders for claims against the Trust.

Dependence on Provident

The Trust is an open-ended energy trust which will be entirely dependent upon the operations and assets of Provident through the ownership of the Provident Shares, the Initial Notes, the Acquisition Notes and the Provident Royalties. Accordingly, the cash distributions to the Trust Unitholders will be dependent upon the ability of Provident to pay its interest obligations under the Initial Notes, to declare and pay dividends on the Provident Shares and to make payments under the Provident Royalties.

Regulatory Matters

Provident's operations are subject to a variety of federal, provincial laws and regulations, including laws and regulations relating to the protection of the environment.

ADDITIONAL INFORMATION

Principal Holders Of Trust Units

As at the date hereof, to the knowledge of Provident and the Manager, no person or company owned of record or beneficially, directly or indirectly, more than 10% of the issued and outstanding Trust Units. As at June 18, 2001 the directors and senior officers of Provident and the Manager, as a group beneficially owned, directly or indirectly 686,750 Trust Units or approximately 4.7 percent of the issued and outstanding Trust Units.

Requests For Information

Provident will provide to any person, upon request to the Corporate Secretary of Provident:

1. when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a proposed distribution of its securities:

    a) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

    b) one copy of the Financial Statements of Founders for the completed financial year ended December 31, 2000, together with the accompanying report of the auditors thereon, as well as one copy of any interim financial statements of the Trust subsequent to December 31, 2000;

    c) one copy of the Management Information Circular of Founders dated January 29, 2001; and

    d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required under paragraphs a, b, or c above; or

2. at any time, one copy of any of the document referred to in paragraphs 1(a), (b), and (c) above, provided Provident may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

Additional information related to the remuneration and indebtedness of the directors and officers of the Manager and Provident, and the principal holders of Units of the Trust, options to purchase Units and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular of Founders dated January 29, 2001 which relates to the Special Meeting of the shareholders of Founders held on March 5, 2001. Additional financial information is provided in the Trust's consolidated interim financial statements for the period ended March 6, 2001 to March 31, 2001 and the audited comparative financial statements of Founders for the year ended December 31, 2000.

Additional copies of this Annual Information Form may be obtained from Provident. Please contact:

Mr. Thomas W. Buchanan
Chief Executive Officer
Provident Energy Ltd.
900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

Telephone: (403) 296-2233
Fax: (403) 261-6696

SCHEDULE A

INFORMATION RESPECTING MAXX PETROLEUM LTD.

BUSINESS AND PROPERTIES OF MAXX

Principal Properties

The following is a description of Maxx's principal oil and natural gas properties as of April 24, 2001 and prior to the Maxx Arrangement. The term "net", when used to describe Maxx's share of production, means the total of Maxx's working interest share before deduction of royalties owned by others. Reserve amounts are stated, before deduction of royalties, at January 1, 2001, based on escalating cost and price assumptions as evaluated in a report prepared by Sproule. Information in respect of gross and net acres is as at December 31, 2000 and well counts are as at December 31, 2000, except where indicated otherwise.

Lloydminster / Wildmere, Alberta

Maxx held a 100 percent working interest and was the operator in this east central Alberta heavy oil area, which consists of the Islay, Lloydminster, Marwayne, Sugden, Swimming, Vermilion, and Wildmere properties. In 2000, Maxx drilled 70 net oil wells in the area, 68 of which were successful. The 2000 drilling program added approximately 2,425 Bbls/d of oil production net to Maxx. Net production for the area during March 2001 was approximately 5,400 Bbls/d from 155 wells. Maxx also participated to its 15 percent working interest in the drilling of a gas well in 2000, which produced 150 Mcf/d net to Maxx.

Maxx operated two oil batteries in this area in which it held 100 percent interests. The combined processing capacity of the two oil batteries is approximately 4,100 Bbls/d of oil.

As at March 31, 2001, Maxx had drilled ten (9.5 net) wells in the Lloydminster area, of which 9 (8.5 net) wells were successful.

Ingoldsby / Silverton, Saskatchewan

Maxx had working interests ranging from 25 percent to 100 percent (averaging 85 percent) and was the operator in four major producing properties located at Ingoldsby, Silverton, Silverton North, and Gainsborough in southeast Saskatchewan. Production from the area was 1,000 Bbls/d net to Maxx from 60 net wells. One (0.75 net) successful development well was drilled in 2000 at Hastings East, Saskatchewan.

Cow Lake, Alberta

Maxx operated and held working interests varying from 40 percent to 75 percent in gathering and compression facilities and production from four (1.8 net) liquids-rich gas wells. In late 2000, Maxx drilled and completed the 14-10-38-7W5 well (0.6 net), which initially produced 480 BOE/d combined from two zones, net to Maxx. Gas production in this field is currently restricted by compression capacity. One (0.1 net) exploratory well was drilled in this area in January 2001. However, the well was dry and abandoned. The property produced approximately 5,000 Mcf/d of natural gas and 250 Bpd of natural gas liquids net to Maxx.

Carrot Creek, Alberta

Maxx held an approximately 18 percent working interest in this property, consisting of two (0.4 net) producing liquids-rich gas wells, and one (0.2 net) oil well with solution gas. Production from this property was 35 Bpd of oil, 1,300 Mcf/d of natural gas and 70 Bpd of natural gas liquids, net to Maxx.

Westward Ho, Alberta

Maxx operated and held working interests varying from five to 100 percent in 19 producing Elkton oil wells and four producing gas wells in the Westward Ho area of west central Alberta. The property produced approximately 100 Bpd of oil, 1,200 Mcf/d of natural gas and 25 Bpd of natural gas liquids net to Maxx.

Willesden Green, Alberta

Maxx operated and held a 53 percent working interest in six (3.2 net) producing Ostracod oil wells and one (0.5 net) producing Rock Creek gas well in the Willesden Green area of west central Alberta. No wells were drilled in 2000. In March 2001, one (0.5 net) well was drilled. The well was cased but was unsuccessful upon completion. Production from the area was approximately 135 Bpd of oil and natural gas liquids and 1,200 Mcf/d of natural gas, net to Maxx.

Oil and Gas Production Facilities

The table set forth below provides information in respect of the material oil and gas production facilities that Maxx operated.

	Facility Location	Type of Facility	Percent Working Interest	Processing Capacity	Working Interest Processing Capacity
Saskatchewan					
Silverton	01-31-03-32W1	Oil Battery	99.11	1,200 m³/d	1,189 m³/d
Silverton North	08-04-04-32W1	Oil Battery	91.98	3,000 m³/d	2,759 m³/d
Ingoldsby	16-13-04-32W1	Oil Battery	85	1,000 m³/d	850 m³/d
Gainsborough	09-30-02-32W1	Oil Battery	66.15	1,200 m³/d	794 m³/d
Alberta					
Westward Ho	01-24-33-05W5	Oil Battery	39.07	300 m³/d	117.2 m³/d
Wildmere	14-18-50-06W4	Oil Battery	100	900 m³/d	900 m³/d
Meridian	07-34-49-01W4	Oil Battery	100	400 m³/d	400 m³/d
Cow Lake	03-16-38-07W5	Compression and Dehydration	39.75	7 Mmcf/d	2.78 Mmcf/d

Oil and Natural Gas Reserves

Sproule, independent petroleum consultants of Calgary, Alberta, prepared a report dated February 28, 2001 evaluating, effective January 1, 2001, the crude oil, natural gas liquids and natural gas reserves attributable to all of the properties of Maxx on a consolidated basis (the "Sproule Maxx Report"). The following table summarizes Sproule's evaluation of Maxx's interest in reserves and future net production revenue from these reserves.

On March 30, 2001, subsequent to the effective date of the Sproule Maxx Report, Maxx disposed of certain of its oil and gas properties. The Sproule Maxx Report does not reflect the effects of the disposition on Maxx's reserves and future net production revenue from these reserves.

All evaluations of future net production revenues set forth in the table are stated prior to any provision for income tax and indirect costs. It should not be assumed that the present worth of future net cash flow represents fair market value of the reserves. The Sproule Maxx Report did not apply any risk to Maxx's probable reserve present worth values. In the tables set forth below, probable reserve present worth values have been adjusted by 50 percent to allow for risk.

Petroleum and Natural Gas Reserves and Present Worth of Future Net Production Revenue Based on Constant Price Assumptions(9)(11)(12)

Reserves Category	Crude Oil(3)		Natural Gas(5)		Natural Gas Liquids(4)		Discounted at the Rate of			
	Gross(1) (Mbbls)	Net(2) (Mbbls)	Gross(1) (Mmcf)	Net(2) (Mmcf)	Gross(1) (Mbbls)	Net(2) (Mbbls)	0%	10% (thousands of dollars)	15%	20%
Proved Reserves(6)										
Proved Producing	9,409.1	8,252.8	20,831	14,993	778.3	522.3	357,351	246,679	216,165	193,322
Proved Non-Producing	1,014.7	900.0	1,047	802	-	-	15,994	11,613	10,295	9,273
Proved Undeveloped	2,761.0	2,435.7	2,929	2,065	104.4	69.7	42,413	29,159	24,674	21,099
Total Proved	13,184.8	11,588.5	24,807	17,860	882.7	592.0	415,758	287,451	251,134	223,694
Probable Reserves(7)	3,395.5	3,016.2	5,081	3,868	189.6	136.5	40,509	22,859	18,378	15,177
Total Proved and Probable	16,580.3	14,604.7	29,888	21,728	1,072.3	728.5	456,267	310,310	269,512	238,871

Petroleum and Natural Gas Reserves and Present Worth of Future Net Production Revenue Based on Escalating Price Assumptions(8)(10)(11)(12)

Reserves Category	Crude Oil(3)		Natural Gas(5)		Natural Gas Liquids(4)		Discounted at the Rate of			
	Gross(1) (Mbbls)	Net(2) (Mbbls)	Gross(1) (Mmcf)	Net(2) (Mmcf)	Gross(1) (Mbbls)	Net(2) (Mbbls)	0%	10% (thousands of dollars)	15%	20%
Proved Reserves(6)										
Proved Producing	9,995.3	8,813.1	20,819	15,005	778.3	523.0	196,195	149,918	135,786	124,686
Proved Non-Producing	1,082.2	963.9	1,067	808	-	-	13,602	9,574	8,357	7,424
Proved Undeveloped	3,266.0	2,864.8	2,924	2,062	104.4	69.8	29,405	19,324	15,855	13,073
Total Proved	14,343.5	12,641.8	24,810	17,875	882.7	592.8	239,202	178,816	159,998	145,183
Probable Reserves(7)	3,788.6	3,372.2	5,081	3,873	189.6	136.8	25,113	14,743	11,859	9,747
Total Proved and Probable	18,132.1	16,014.0	29,891	21,748	1,072.3	729.6	264,315	193,559	171,857	154,930

Notes:

(1) "**Gross**" reserves are Maxx's working, lessor royalty, and overriding royalty interest share of the remaining reserves, before deduction of any royalties.

(2) "**Net**" reserves are the gross remaining reserves of the properties in which Maxx had an interest, less all Crown, freehold, and overriding royalties and interests owned by others.

(3) "**Crude Oil**" means a mixture mainly of pentanes and heavier hydrocarbons produced and sold in the field as crude oil. Minor volumes of field condensate may be included in the crude oil sales in some instances.

(4) "**Natural Gas Liquids**" means a mixture primarily of propane, butane and natural gasoline (pentanes plus) removed from the raw natural gas by processing through an extraction plant. In most instances, a breakdown of these natural gas liquids into propane, butane and natural gasoline has been made. It should be noted, however, that some intermixing of these products occurs in actual field operations and therefore this terminology does not necessarily refer to pure components.

(5) "**Natural Gas**" refers to pipeline natural gas after deducting shrinkage due to processing, fuel and other field losses.

(6) "**Proved Reserves**" are those quantities of crude oil, natural gas, and natural gas by-products, which, upon analysis of geologic and engineering data, appear with a high degree of certainty to be recoverable at commercial rates in the future from known oil and gas reservoirs under presently anticipated economic and operating conditions. There is relatively little risk with these reserves. Proven reserves are sub-divided into the following groups, depending on their status of development:

(7) **Proved Developed Reserves** - These are proven reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. This group is further divided to include the following:

(8) **Proved Developed Producing Reserves** - These are proven reserves that are presently being produced from completion intervals open for production in existing wells.

(9) **Proved Developed Non-Producing Reserves** - These are proven reserves that are currently not being produced but do exist in completed but not producing, intervals in existing wells, behind casing in existing wells or at minor depths below the present bottom of existing wells. These proven reserves are expected to be produced through the existing wells in the predictable future. These reserves are classified as proven developed because the cost of making such reserves available for production is relatively small, compared to the cost of a new well.

(10) **Proved Undeveloped Reserves** - These are proven reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where relatively major expenditures are required for completion installation of processing and gathering facilities prior to the production of the reserves. Reserves on undrilled acreage are limited to those drilling units offsetting productive wells, where there is reasonable certainty of production.

(11) "**Probable Reserves**" are those reserves that may be recoverable as a result of the beneficial effects that may be derived from the future institution of some form of pressure maintenance or other secondary recovery method, or as a result of a more favourable performance of the existing recovery mechanism than that deemed proven at the present time, or that may reasonably be assumed to exist because of geophysical or geological indications and drilling done in regions that contain proven reserves. The risk associated with these reserves generally ranges from 25 to 75 percent.

(12) The Sproule Maxx Report estimates the total capital costs, based on escalating cost assumptions, net to Maxx, necessary to achieve the estimated future net production to be:

Estimated Capital Costs Per Category of Reserves (thousands of dollars)

Year	Proved Producing	Proved Developed Non-Producing	Proved Undeveloped	Total Proved	Probable	Proved and Probable
2001	613	958	16,668	18,239	7,167	25,406
2002	0	166	2,083	2,249	25	2,274
2003	0	0	0	0	742	742
2004	0	0	13	13	26	39
2005	0	281	0	281	0	281
2006	0	0	0	0	54	54
2007	0	27	0	27	262	289
Remainder	0	49	0	49	56	105
Total	613	1,481	18,764	20,858	8,332	29,190

(13) Product prices in the constant price case use the December 31, 2000 average Edmonton par price for light oil of $39.91/STB. An average exchange rate of $0.6666 was used. The constant price case assumes the continuance of current laws (including ARTC), regulations and operating costs in effect on the date of the Sproule Maxx Report. The December 31, 2000 gas price used is $13.43/MMBTU. In addition, operating and capital costs have not been increased on an inflationary basis in the constant price case.

(14) The escalating price assumptions assume the continuance of current laws (including ARTC), regulations and any increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the Sproule Maxx Report, operating and capital costs have been escalated by 1.5 percent per annum. Product prices in the escalated price evaluation assumes Sproule's January 2001 Summary of Price Forecasts, Inflation and Exchange Rates. Published 2001 Edmonton par price for light oil was $41.87/STB, and 2001 gas price was $8.10/MMBTU (Alberta Gas AECO).

Prices used in the evaluation are adjusted by individual property contractual arrangements. Crude oil, natural gas prices and foreign exchange rates as forecast in the Sproule Maxx Report are as follows:

Year	WTI Oil Price (US$/STB)	Crude Oil Price (Cdn $/STB)[1]	Alberta Gas AECO (Cdn $MMBTU)	Foreign Exchange (Cdn$/US$)
2001	28.20	41.87	8.10	0.656
2002	24.41	35.85	5.90	0.660
2003	21.12	30.44	4.47	0.670
2004	21.44	30.95	4.09	0.670
2005	21.76	30.96	4.09	0.680
2006	22.08	30.96	4.10	0.690
2007	22.42	30.97	4.10	0.700
2008	22.75	31.44	4.17	0.700
2009	23.09	31.45	4.17	0.710
2010	23.44	31.93	4.25	0.710
2011	23.79	32.41	4.32	0.710
2012	24.15	32.91	4.40	0.710
2013	24.51	33.40	4.47	0.710
2014	24.88	33.90	4.53	0.710
2015	25.25	34.41	4.60	0.710
2016	25.63	34.93	4.67	0.710
2017	26.02	35.45	4.74	0.710

Notes:

(1) Crude oil is light sweet D2S2 quality, 40° API-FOB Edmonton.

(2) The extent and character of Maxx's interest evaluated in the Sproule Maxx Report and all factual data supplied by Maxx to Sproule were accepted by Sproule as represented. The crude oil and natural gas reserve calculations and any projections upon which the Sproule Maxx Report is based were determined in accordance with generally accepted evaluation practices.

(3) The data utilized in the preparation of the Sproule Maxx Report were obtained from Maxx's files, information on record with the Alberta Energy and Utilities Board, Saskatchewan Energy and Mines, British Columbia Ministry of Energy, Mines & Petroleum Resources and certain non-confidential files of Sproule. The data provided by Maxx with respect to ownership interests, sales contracts and current operating costs, were relied upon by Sproule as being complete and accurate and were not subject to independent verification by Sproule.

Reserves Reconciliation

The following table summarizes the changes in Maxx's gross share of crude oil, natural gas liquids and natural gas reserves, before deduction of royalties owned by others, from December 31, 1999 to January 1, 2001.

	Crude oil (Mbbls)			NGLs (Mbbls)			Natural gas (Mmcf)		
	Proved	**Probable Additional**	**Total**	**Proved**	**Probable Additional**	**Total**	**Proved**	**Probable Additional**	**Total**
Total at December 31, 1999	**10,833**	**2,501**	**13,334**	**702**	**242**	**944**	**24,013**	**7,170**	**31,183**
Additions	6,110	2,209	8,319	252	245	497	5,692	5,055	10,747
Acquisitions	1,448	684	2,132	135	37	172	2,407	664	3,071
Dispositions	(638)	(116)	(754)	(478)	(189)	(667)	(10,684)	(3,570)	(14,254)
Production	(2,435)	-	(2,435)	(186)	-	(186)	(4,506)	-	(4,506)
Revisions	(974)	(1,490)	(2,464)	458	(146)	312	7,888	(4,238)	3,650
Total at December 31, 2000	**14,344**	**3,788**	**18,132**	**883**	**189**	**1,072**	**24,810**	**5,081**	**29,891**
Dispositions[(2)]	(579)	(27)	(606)	(44)	(5)	(49)	(5,504)	(1,206)	(6,710)
Total at January 1, 2001	**13,765**	**3,761**	**17,526**	**839**	**185**	**1,024**	**19,306**	**3,875**	**23,181**

Notes:

(1) Columns may not add due to rounding.
(2) Effective January 1, 2001, Maxx disposed of certain of its oil and gas interests.

Undeveloped Lands

The following table sets forth Maxx's undeveloped land holdings as at December 31, 2000.

	Gross Acres[(1)]	**Net Acres[(1)]**
Alberta	201,577	91,807
British Columbia	3,357	1,454
Saskatchewan/Manitoba	71,271	65,450
Total	276,205	158,711

Notes:

(1) "Gross" refers to the total acres in which Maxx had an interest.
(2) "Net" refers to the total acres in which Maxx had an interest, multiplied by the percentage working interest therein owned by Maxx.
(3) Effective January 1, 2001, Maxx disposed of 61,552 (19,975 net) acres of undeveloped land in Alberta and 608 (82 net) acres of undeveloped land in British Columbia.

Oil and Gas Wells

The following table sets forth the number and status of wells in which Maxx had a material working interest as at December 31, 2000, which were producing or which Maxx considered to be capable of production.

	Three Months Ended March 31,		Three Months Ended June 30,		Three Months Ended September 30,		Three Months Ended December 31,	
	2000	1999	2000	1999	2000	1999	2000[4]	1999
Average Daily Production (before deduction of royalties)								
Crude oil (Bbls/d)	5,758	4,795	6,518	4,248	7,070	4,778	7,257	5,752
Natural gas (Mcf/d)	12,058	14,586	14,058	13,180	12,791	9,070	10,355	11,638
NGLs (Bbls/d)	541	370	606	424	480	318	400	372
Combined (BOE/d)	7,505	6,623	8,530	5,990	8,829	6,003	8,692	7,297
Average Net Prices Received								
Crude Oil ($/Bbl)	26.46	15.52	24.18	18.47	26.04	21.68	24.06	23.85
Natural gas ($/Mmcf)	3.03	2.54	3.62	2.65	3.96	2.85	6.59	2.77
NGLs ($/Bbl)	30.54	13.30	31.66	17.25	38.43	21.54	43.59	25.52
Combined ($/BOE)	27.37	17.58	26.70	20.15	28.70	22.71	29.92	24.55
Royalties ($/BOE)[1]	6.43	2.10	5.64	2.64	6.37	7.00	7.18	6.07
Operating Expenses ($/BOE)[2]	6.24	4.94	5.76	4.68	6.87	6.65	7.76	5.36
Cash Netback Received ($/BOE)	11.96	7.62	12.63	9.59	12.78	8.28	12.09	8.99
Capital Expenditures (thousands of dollars)[3]	12,270	6,295	16,245	4,125	12,376	4,694	(29,414)	15,501

Notes:

(1) Royalties are net of ARTC.
(2) This figure includes all field operating expenses.
(3) Capital expenditures are net of dispositions.
(4) Effective January 1, 2001, Maxx disposed of certain of its oil and gas interests. Maxx's average daily production (before deduction of royalties) for the three months ended December 31, 2000, net of these dispositions, was 6,901 Bbls/d of crude oil, 8,799 Mcf/d of natural gas, 382 Bbls/d of NGLs, and 8,163 BOE/d combined. The average net prices received by Maxx for the three months ended December 31, 2000, net of these dispositions, was $25.83 per Bbl of crude oil, $6.14 per Mmcf of natural gas, $43.32 per Bbl of NGLs, and $28.65 per BOE combined. The royalties per BOE, operating expenses per BOE, cash netback received per BOE and capital expenditures for the three months ended December 31, 2000, net of these dispositions, were $7.28, $7.70, $10.59 and $(44,414,000), respectively.

The mix of crude oil production for the year ended December 31, 2000 was approximately 30 percent light quality crude oil (32° API or greater) and 70 percent heavy quality crude oil (14° API).

Drilling History

The following table sets forth the number of gross and net wells which Maxx drilled or participated in drilling during the periods indicated.

	Twelve Months Ended December 31,			
	2000[3]		1999	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Crude Oil	80	69.7	66	58.9
Natural Gas	11	4.7	11	4
Dry and Abandoned	4	2.7	8	5.7
Total	95	77.1	85	68.6

Notes:

(1) "Gross" wells means the number of wells in which Maxx had an interest.
(2) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by Maxx's percentage working interest therein.
(3) Effective January 1, 2001, Maxx disposed of certain of its oil and gas interests. During the fiscal year ended December 31, 2000, 3 gross (0.75 net) crude oil wells, 5 gross (2.25 net) natural gas wells, and 1 gross (0 net) dry and abandoned wells were drilled on lands in respect of which Maxx has disposed of its interest subsequent to December 31, 2000.

Selected Annual Information

	Year Ended December 31,		
	2000	1999	1998
	(thousands of dollars, except per share amounts, which are dollars)		
Oil and gas sales	86,652	50,454	46,104
Funds from operations	36,603	20,571	17,507
Funds from operations per share			
Basic	2.32	1.36	1.25
Fully diluted	2.17	1.28	1.18
Net income (loss)	8,425	2,321	(42,425)
Net income (loss) per share			
Basic	0.53	0.15	(3.03)
Fully diluted	0.51	0.15	(3.03)
Total assets	110,528	121,203	112,319
Long term financial liabilities	33,245	54,380	52,154
Cash dividends per share	-	-	-

Selected Quarterly Information

	2000				1999			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(thousands of dollars, except per share amounts, which are dollars)							
Oil and gas sales	23,926	23,309	26,725	18,692	16,456	12,540	10,981	10,477
Funds from operations	8,243	10,382	9,806	8,172	6,219	4,586	5,230	4,536
Funds from operations per share								
Basic	0.52	0.66	0.62	0.52	0.40	0.30	0.35	0.30
Fully diluted	0.49	0.61	0.58	0.49	0.37	0.28	0.33	0.29
Net income (loss)	2,271	2,620	1,898	1,636	79	758	1,006	478
Net income (loss) per share								
Basic	0.14	0.17	0.12	0.10	0.0	0.05	0.07	0.03
Fully diluted	0.14	0.16	0.12	0.10	0.0	0.05	0.07	0.03

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview

Operationally, Maxx had a very successful year in 2000 benefiting from record production growth and high commodity prices. Production increased 30 percent to average 8,391 boe per day despite selling 978 boe per day in the fourth quarter of 2000. Natural gas prices increased 68 percent while crude oil prices increased 25 percent after hedging losses.

Net Capital Expenditures totalled $11.5 million after dispositions for net proved plus probable reserve additions of 9.655 Mboe before production. Maxx's year-end debt, including the working capital deficiency, was reduced by 42 percent to $33.6 million at December 31, 2000. This calculates to a very healthy 0.9:1.0 debt to trailing 2000 cash flow ratio and about 0.6:1.0 on debt to budget 2001 cash flow.

Cash Flow From Operations and Net Income

	2000	1999	% Change	1998
Cash flow from operations ($ thousands)	36,603	20,571	78	17,507
Cash flow from operations per share ($)	2.32	1.36	71	1.25
Net income (loss) ($ thousands)	8,425	2,321	263	(42,425)
Net income (loss) per share ($)	0.53	0.15	253	(3.03)

Volumes

Total production in 2000 increased by 30 percent to average 8,391 boe per day from 6,476 boe per day in 1999 despite selling 978 boe per day or 10.5 percent of its production effective November 2000. Oil properties contributed 79 percent of 2000 production.

Heavy oil production increased from 2,025 bbls per day in 1999 to 4,666 bbls per day in 2000 due to the active development-drilling program undertaken in the Lloydminster area of eastern Alberta. Natural gas production remained relatively flat after giving effect to selling 5 mmcf per day in November. Natural gas liquids increased 37 percent reflecting Maxx's increased production for its target of a liquids rich natural gas in West of the Fifth Meridian area of West Central Alberta.

Production exit rates for 2000 were 8,215 boe per day, comprised of 7,094 bbls per day of crude oil and NGLs and 11.2 mmcf per day of natural gas. Fourth quarter 2000 production averaged 8,692 boe per day.

Volumes per day

	2000 December	2000 Average	1999 Average	% Change	1998 Average
Heavy oil (bbls)	4,908	4,666	2,025	130	1,635
Conventional oil (bbls)	1,761	1,987	2,870	31	4,417
Total Crude oil (bbls)	6,669	6,653	4,895	36	6,052
NGLs (bbls)	425	507	371	37	283
Natural gas (mcf)	11,214	12,310	12,101	2	13,813
Equivalent barrels (boe)	8,215	8,391	6,476	30	7,716

Prices

Record commodity prices were received for oil and natural gas throughout 2000. Strong U.S. and world demand growth and a series of OPEC production cuts that pushed crude oil inventories down to historically low levels supported crude oil prices. The benchmark West Texas Intermediate (WTI) crude oil price averaged US$30.28 for the year, up 56 percent from US$19.30 in 1999. Canadian producers received an average Edmonton par price of $44.33, up 62 percent from 1999 levels. Heavy crude prices were also up 47 percent based on Hardisty Bow River postings despite the significant impact of widening heavy/light differentials in the fourth quarter of 2000. November/December 2000 heavy/light differentials were in the $20.00 range versus the average of approximately $10.00 for the entire 2000.

Alberta spot market natural gas prices averaged $4.76 per gigajoule at AECO versus $2.81 per gigajoule in 1999. December 2000 prices exceeded $12.00 per gigajoule compared to $2.79 per gigajoule in 1999.

Maxx's realized wellhead crude oil price, after financial and physical fixed price hedge costs of $5.86 per barrel, averaged $25.13 per barrel, up 25 percent from $20.14 per barrel received in 1999. Heavy oil prices received also increased 25 percent to average $21.41 per barrel despite a 40 percent increase in the heavy/light differential between the unhedged heavy oil price Maxx received and the price of Edmonton par. Natural gas pricing, comprised of fixed and spot gas sales, averaged $4.19 per mcf, up 68 percent from 1999. Natural gas liquids (NGL) prices also increased significantly in conjunction with the increase in natural gas and crude oil prices. Maxx NGL prices averaged $35.34, up 83 percent from $19.30 in 1999.

For 2001, every US$1.00 per barrel increase in crude oil prices translates into a $2.4 million increase in cash flow ($0.15 per share) after hedging. For natural gas, a $0.50 per mcf increase in pricing will impact cash flow by $950,000 ($0.06 per share) after hedging.

Average Prices

	2000	1999	% Change	1998
Crude oil ($/bbl)				
Before hedging	30.99	22.74	36	15.28
Hedging gain (loss)	(5.86)	(2.60)	125	0.18
Including hedging	25.13	20.14	25	15.46
NGLs ($/bbl)	35.34	19.30	83	14.92
Natural gas ($/mcf)				
Before hedging	5.62	2.86	97	2.07
Hedging gain (loss)	(1.43)	(0.18)	694	-
Including hedging	4.19	2.68	56	2.07
Equivalent barrels ($/boe)	28.21	21.35	32	16.37
Average benchmark prices and exchange rate:				
Crude oil[1] - WTI (US$/bbl)	30.20	19.24	57	14.42
- Edmonton par (CDN$/bbl)	44.33	27.35	62	20.08
Natural gas[2] - AECO spot (CDN$/GJ)	4.76	2.81	69	1.93
CDN$ in terms of the US$[1]	0.673	0.673	-	0.675

Notes:

(1) Source: Canadian Association of Petroleum Producers
(2) Source: Canadian Gas Price Reporter

Selected Crude Oil Price Differential[1]

	2000	1999	% Change	1998
Light sour blend (S.E. Saskatchewan) ($/bbl)	2.06	2.32	(11)	1.60
Heavy oil (East Central Alberta) ($/bbl)	14.75	10.55	40	11.57

(1) Calculated based on average unhedged price Maxx received against Edmonton par price

Sensitivities

	Cash Flow		Earnings	
Based on $ 27 WTI 2001 Projection	$ thousands	$/share	$ thousands	$/share
US$1.00 WTI/bbl	2,370	0.15	1,170	0.07
$0.50/mcf	950	0.06	470	0.03
$0.01 exchange rate (Cdn$:US$)	840	0.05	410	0.03

Revenue

Higher commodity prices combined with record production volumes increased revenues by 72 percent in 2000 over 1999.

Gross Revenues

($ thousands)	2000	1999	% Change	1998
Crude oil				
Before hedging	75,335	40,507	86	33,272
Hedging (loss) gain	(14,271)	(4,646)	207	393
Including hedging	61,064	35,861	70	33,665
NGLs	6,534	2,598	152	1,529
Natural gas				
Before hedging	25,051	12,377	102	10,227
Hedging (loss) gain	(6,422)	(760)	745	-
Including hedging	18,629	11,617	60	10,227
Royalty income	425	378	12	683
Total revenue	86,652	50,454	72	46,104

Royalties

Royalties increased to 22.7 percent of gross revenues from 17.8 percent in 1999 due to the impact of higher commodity prices and the effect of hedging losses. Hedging losses reduced Maxx's revenue but not the calculation of royalties, which were based on average market pricing. The ARTC benefit received declined to 0.6 percent of revenues due to the increased prices received for Alberta crude oil and natural gas production reducing the available tax credit amount. The ARTC rate decreased to 26 percent in 2000 compared to 69 percent in 1999.

Royalties

($ thousands)	2000	1999	% Change	1998
Crown	17,363	7,964	118	3,990
Freehold and other royalties	2,836	2,118	34	2,626
Total royalties	20,199	10,082	100	6,616
ARTC	(519)	(1,111)	(53)	(1,293)
Net royalties	19,680	8,971	119	5,323

Royalty Rates

(as a percentage of total revenue)	2000	1999	1998
Crown	20.0	15.8	8.6
Freehold and other royalties	3.3	4.2	5.7
Total gross royalties	23.3	20.0	14.3
ARTC	(0.6)	(2.2)	(2.8)
Net royalties	22.7	17.8	11.5

Production Costs

On a per boe basis, costs increased to $6.68 in 2000 from $5.40 in the previous year. Substantially higher propane and power costs, combined with increased sand handling and workover costs, to increase heavy oil operating costs to $7.21 per bbl from $5.41 per bbl in 1999. The sale of lower operating cost natural gas assets in the fourth quarter and impact of lower Saskatchewan production volumes also served to increase 2000 production costs.

Production Costs

	2000	1999	% Change	1998
Production costs ($ thousands)	20,529	12,762	61	14,240
Per barrel ($)	7.01	5.27	33	5.08
Per thousand cubic feet ($)	0.54	0.58	(7)	0.50
Per barrel of oil equivalent ($)	6.68	5.40	24	5.06

Netbacks

Operating netbacks, while tempered by the impact of financial hedges and physical fixed price contracts, increased by 25 percent in 2000 to average $15.13 per boe. Cash netbacks after corporate charges totalled $12.39 per boe up 38 percent from 1999 levels.

Crude Oil Netbacks

($ / bbl)	*2000*			*1999*				*1998*
	Conventional	Heavy	Total	Conventional	Heavy	Total	% Change	
Sales price, before hedging	40.72	26.85	30.99	24.66	20.01	22.74	36	15.28
Hedging gain (loss)	(6.84)	(5.44)	(5.86)	(2.17)	(3.21)	(2.60)	125	0.18
Sales price, after hedging	33.88	21.41	25.13	22.49	16.80	20.14	25	15.46
Royalties net of ARTC	(7.81)	(4.08)	(5.19)	(3.89)	(2.69)	(3.39)	53	(1.81)
Production expenses	(6.54)	(7.21)	(7.01)	(5.17)	(5.41)	(5.27)	33	(5.08)
Netback	19.53	10.12	12.93	13.43	8.70	11.48	13	8.57

Natural Gas & NGLs Netbacks

($ / mcfe) [(1)]	2000	1999	% Change	1998
Sales price, before hedging	5.01	2.64	90	1.97
Hedging gain (loss)	(1.01)	(0.13)	677	-
Sales price, after hedging	4.00	2.51	59	1.97
Royalties net of ARTC	(1.11)	(0.51)	118	(0.24)
Production expenses	(0.54)	(0.58)	(7)	(0.50)
Netback	2.35	1.42	65	1.23

(1) MCFE – Sales of natural gas liquids are a by-product of natural gas and have therefore been included on an equivalent basis with natural gas, assuming one barrel of natural gas liquids equals 10,000 cubic feet of natural gas.

BOE Netbacks

($ / boe)	2000	1999	% Change	1998
Sales price, before hedging	34.95	23.64	48	16.23
Hedging gain (loss)	(6.74)	(2.29)	194	0.14
Sales price, after hedging	28.21	21.35	32	16.37
Royalties net of ARTC	(6.40)	(3.80)	68	(1.89)
Production expenses	(6.68)	(5.40)	24	(5.06)
Operating netback	15.13	12.15	25	9.42
G & A expenses	(0.90)	(1.38)	35	(1.12)
Interest expense	(1.56)	(1.47)	6	(1.36)
Capital tax and revenue surcharge	(0.28)	(0.31)	10	(0.33)
Cash netback after corporate charges	12.39	8.99	38	6.61

General and Administrative Expense

Gross general and administrative expenses at $4.7 million in 2000 were seven percent lower than in 1999 due principally to a decrease in staff and related compensation levels. In addition to these amounts, Maxx provided for reorganization costs of $1.4 million in 2000. These costs were directly related to implementation of the strategic alternative process and therefore have been recorded separately. They include such costs as evaluations, advisor fees, legal expenses, severance and staff retention costs.

General and Administrative Expense Analysis

($ thousands)	2000	1999	% Change	1998
Gross	4,657	4,996	(7)	4,655
Recoveries	(1,879)	(1,732)	8	(1,507)
Net	2,778	3,264	(15)	3,148
($ / boe)				
Gross	1.52	2.11	(28)	1.64
Recoveries	(0.62)	(0.73)	(15)	(0.52)
Net	0.90	1.38	(35)	1.12

Interest Expense

Total interest expense for 2000 amounted to $4.8 million, a 38 percent increase from 1999 levels. The average outstanding bank debt balance was higher during the year as a result of the timing of capital expenditures, including acquisitions, throughout the year. The average interest rate charged on outstanding loan balances was 13 percent higher than the prior year due to a higher average outstanding debt balance throughout the year plus increased financing costs.

Interest Expense Analysis

($ thousands)	2000	1999	% Change	1998
Long term bank debt at year-end	26,215	50,600	(48)	48,275
Weighted average outstanding bank debt	56,280	49,400	14	60,274
Interest expense	4,781	3,468	38	3,825
Average interest rate (%)	7.7	6.8	13	6.4

Depletion, Depreciation and Amortization

Total depletion, depreciation and amortization (DD&A) expenses increased by $3.8 million to $19.8 million due to increased production in 2000. Lower finding costs, combined with the disposition of the West of the Fifth Meridian asset sale, contributed to a reduction of the overall depletion rate by four percent to $6.75 per boe. It should be noted that the DD&A rate for the fourth quarter of 2000 has been reduced to $6.31 per boe.

Depletion, Depreciation and Amortization

($ thousands)	2000	1999	% Change	1998
Petroleum and natural gas property depletion and depreciation	19,765	15,971	24	21,699
Provision for site restoration costs	706	371	90	696
Depreciation of corporate assets	259	301	(14)	322
	20,730	16,643	25	22,717
Ceiling test writedown	-	-	-	62,305
Total	20,730	16,643	25	85,022
($ / boe)				
Petroleum and natural gas property depletion and depreciation	6.44	6.78	(5)	7.70
Provision for site restoration costs	0.23	0.13	77	0.25
Depreciation of corporate assets	0.08	0.13	(38)	0.11
	6.75	7.04	(4)	8.06
Ceiling test writedown	-	-		22.12
Total	6.75	7.04	(4)	30.18

Income Taxes

Future income taxes for 2000 amounted to $7.4 million, reflecting current year profitability. Total capital taxes of $856,000 were $113,000 higher than 1999, due to higher oil prices and their impact on Saskatchewan Reserve Surcharge included in this figure.

Income Taxes

($ thousands)	2000	1999	1998
Capital tax	856	743	937
Future tax (benefit)	7,448	2,426	(25,090)
Total income taxes	8,304	3,169	(24,153)

Tax Pool Balances

($ thousands)	2000	1999	1998
Canadian oil and gas property expenses	2,510	10,154	14,882
Canadian development expense	22,132	32,823	43,973
Canadian exploration expense	18,371	32,498	27,798
Foreign exploration and development	179	199	221
Undepreciated capital cost	23,296	21,525	19,747
Non-capital loss carry forwards	16,617	18,476	5,088
Share issue costs	456	731	476
United States net operating loss carry forward	-	-	7,525
United States depletable assets	-	-	2,700
Total	83,561	116,406	122,410

Capital Expenditures Program

During 2000, Maxx invested $39.6 million in petroleum and natural gas activities, only two percent less than 1999's activity. The capital expenditure program was funded through cash flow from operations, and increased debt.

Development expenditures were made in heavy oil projects in Lloyminster/Islay, natural gas at Berland, Cow Lake, Carrot Creek and other western Alberta locations. Exploration activities were centered in the Burnt Timber and Fahler areas. Maxx participated in the drilling of 95 (77.1 net) wells in 2000 compared to 85 (68.6 net) wells in 1999. In 2000, Maxx successfully completed 97 percent of the wells drilled, resulting in 80 (69.7 net) crude oil wells and 11.0 (4.7 net) natural gas wells.

With the execution of an active development-drilling program in 2000, finding costs for proved reserve additions increased to 6,931 mboe from 1999. Proved reserve additions from Maxx's 2000 capital expenditure program represented 226 percent of production on a boe basis.

In November, Maxx sold 47 percent of its interest in all Alberta oil and gas properties located west of the fifth meridian for the net sum of $37 million. The proceeds of disposition were used to reduce debt levels. Maxx also sold its interest in the Alderson unit for $1.5 million.

Capital Expenditures

($ thousands)	2000	1999	1998
Petroleum and natural gas expenditures			
Lease acquisitions and undeveloped lands	2,457	2,797	3,896
Seismic	1,269	592	1,321
Drilling and completions	23,170	28,618	17,401
Equipment and facilities	12,067	8,288	8,626
Property acquisitions	10,349	255	5,301
	49,312	40,550	36,545
Property dispositions	(38,482)	(10,224)	(25,570)
Office equipment and other	647	289	297
Site restoration and abandonment	441	151	193
Total capital expenditures	11,918	30,766	11,465

Annual Finding and On-Stream Costs

	2000	1999	1998	1998-2000	1996-2000
Proven					
Reserve Additions (MBoe)	8,754	6,128	3,283	18,165	31,539
Finding & On-Stream Cost ($/Boe)	5.63	6.62	11.13	6.96	7.34
Proven plus Probable					
Reserve Additions (MBoe)	12,501	7,494	5,351	25,346	43,854
Finding & On-Stream Cost ($/Boe)	3.94	5.41	6.83	4.99	5.28
Reserve Additions (With Revisions) (MBoe)				10,153	31,460
Finding & On-Stream Cost (With Revisions) ($/Boe)				12.45	7.36

Liquidity and Capital Resources

During 2000, Maxx increased its bank credit facility from $50 million up to $75 million in October 2000. This availability was reduced to a year-end level of $40 million as a result of fourth quarter asset sales and reduced funding requirements as management continued to review alternatives to maximize shareholder value. Maxx had drawn $26.1 million of its credit facility as of December 31, 2000.

Maxx normally maintained a working capital deficiency, as available bank credit facilities were not utilized until accounts payable came due for payment. At December 31, 2000, the working capital deficiency was $7.1 million, which was essentially unchanged from the $7.2 million in 1999. Revenue amounts owing as a result of the fourth quarter asset sale served to balance lower payables owing from the reduced fourth quarter 2000 drilling program.

Maxx issued 113,332 shares for a total amount of $383,000 as a result of stock options exercised in 2000. Under the terms of its Normal Course Issuer Bid, 104,300 shares were purchased for cancellation at a total cost of $547,000 during the year.

Net Asset Value

The following table summarizes the calculations of Maxx's 2000 net asset value based on an independent reserve evaluation using escalated commodity price assumptions across a range of representative discount rates.

($ thousands)	Before Tax Present Value at 12%	Before Tax Present Value at 15%
Total reserve value (proved + ½ probable)	184,177	171,858
Undeveloped land	15,442	15,442
Other depreciable equipment, net book value	1,591	1,591
Total debt	(33,564)	(33,564)
Net asset value	167,646	155,327
Number of shares outstanding (thousands)	15,775	15,775
Net asset value per share	10.63	9.85

Marketing and Commodity Risk Management

Maxx marketed its own operated and non-operated crude oil and natural gas production directly into a broad diversified set of markets. The majority of natural gas was sold into the intra Alberta market, based on AECO fixed, monthly and daily indices, to a number of different purchasers. About 11 percent of natural gas sales were to the two large natural gas aggregators. The majority of the crude oil was sold to various international refiners and large marketing companies. Oil was generally sold under short-term contracts at market prices however, fixed price contracts of up to eighteen months were entered into for heavy oil sales in order to mitigate extreme price volatility and to support capital project economics. Natural gas liquids production were sold to a number of large purchasers active in the commodity.

Over the past few years, volatility in crude oil and natural gas prices has been very high, resulting in very wide swings in prices. Given this volatile price environment, Maxx had expanded its commodity-hedging program in concert with its overall corporate marketing and strategic plans. The objective of the hedging program was to ensure Maxx achieved a minimum cash flow level to lock-in what appear to be very attractive economic prices for a portion of its production when the opportunity was presented. The hedging program provided on-going support to Maxx's capital expenditure program and provided security in its financing activities. The program also served to limit its exposure to serious negative market events such as the crude oil price collapse of 1998 and early 1999.

Maxx had in place a formal policy and established guidelines surrounding its activities in entering into financial or physical swap or derivative transactions. The policy allowed Maxx to hedge up to 50 percent of its production volumes without requesting specific board approval. In the case of heavy oil production, Maxx had approval to exceed the 50 percent guideline from time to time in order to support and ensure high rate of return project economics were achieved.

After receiving very low heavy crude oil prices during the first quarter of 1999, Maxx moved to lock-in a heavy oil wellhead price of Cdn$15.80 per barrel for eighteen months ended December 2000. This assured positive cash flows and ensured Maxx would not only continue to economically produce its heavy oil, but to aggressively expand its exploitation and development program. This philosophy allowed Maxx to be one of the first producers actively drilling for heavy oil again and provided the stepping-stone for the growth in heavy oil production from 1300 barrels per day in May 1999 to approximately 5,500 barrels per day by year-end 2000. Through the course of 2000, Maxx was hedged on about 3,000 barrels per day at an average wellhead price of about $20.50.

In early 1999, Maxx entered into a light crude oil reset collar structure of 1,000 barrels per day at a maximum price of US$16.50 per barrel that was extended at the purchaser's option through 2000. This transaction provided support for a minimum corporate cash flow stream at a time Maxx was weighted 85 percent to oil prices when prices were in the US$12.00 per barrel range.

For calendar 2001, Maxx had put in place physical heavy oil commitments to sell 2,750 barrels per day at an average wellhead price of Cdn$22.83. In addition, Maxx had entered into 500 barrels per day Canadian collar WTI collars of Cdn$41.00 – Cdn$50.00 for the first half of 2001 and Cdn$38.00 – Cdn$44.40 for the second half of 2001. When these collars are combined with a 625 barrel per day Bow River differential hedge of US$6.25 for the full year, heavy wellhead prices in the order of Cdn$23.00 – Cdn$28.50 are expected. Maxx had 6,000 GJ per day hedged at prices ranging from Cdn$2.61 to Cdn$3.09 for the gas year ending October 31, 2001. For the gas year November 1, 2001 through October 31, 2002, Maxx had 3,000 GJ per day pending, hedged at Cdn$2.83 GJ per day. These natural gas hedges were put in place in early 1999 to support Maxx's financing requirements.

SCHEDULE B

FINANCIAL STATEMENTS OF FOUNDERS ENERGY LTD.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The Management of Founders Energy Ltd. is responsible for the information included in this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and in accordance with accounting policies detailed in the notes to the financial statements. Where necessary, the statements include amounts based on Management's informed judgements and estimates. Financial information is consistent with the financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all of the Company's assets are safeguarded and to facilitate the preparation of relevant, reliable and timely information.

PricewaterhouseCoopers LLP, Chartered Accountants, appointed by the shareholders, have audited the financial statements and conducted a review of internal accounting policies and procedures to the extent required by generally accepted auditing standards, and performed such tests as they deemed necessary to enable them to express an opinion on the financial statements.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Audit Committee includes a majority of independent directors who are not employees of the Company. The Committee reviews the financial content of the Annual Report and reports its findings to the Board of Directors for its consideration in approving the financial statements.

(Signed) Grant D. Billing, Executive Chairman
(Signed) Thomas W. Buchanan, Executive Vice President, Chief Financial Officer and Corporate Secretary

Calgary, Alberta
February 28, 2001

AUDITORS' REPORT

To the Board of Directors of Founders Energy Ltd.

We have audited the balance sheets of Founders Energy Ltd. as at December 31, 2000 and 1999 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

February 28, 2001, except for Note 15, which is as of March 6, 2001

BALANCE SHEET

	As at December 31	
	2000	1999
Assets		
Current assets		
Cash	$ 77,271	$ 17,504
Accounts receivable	8,422,378	9,406,917
Prepaids	1,342,462	969,272
Assets held for sale	-	13,438,923
	9,842,111	23,832,616
Deferred charges *(Note 12)*	1,195,423	640,419
Property, plant and equipment *(Note 3)*	88,803,056	72,710,605
	$ 99,840,590	$ 97,183,640
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 13,213,264	$ 13,429,279
Current portion of long-term debt (Note 4)	-	-
	13,213,264	13,429,279
Long-term debt *(Note 4)*	26,100,000	35,640,000
Subordinated convertible debenture *(Note 4)*	14,186,827	13,948,831
Provision for future site restoration	1,034,667	763,620
Future income taxes *(Note 8)*	16,640,786	2,661,853
Shareholders' Equity		
Share capital *(Note 5)*	29,318,493	29,223,501
Subordinated convertible debenture *(Note 4)*	1,190,000	1,190,000
(Deficit) retained earnings	(1,843,447)	326,556
	28,665,046	30,740,057
	$ 99,840,590	$ 97,183,640

Approved by the Board of Directors:

"Byron J. Seaman"
Byron J. Seaman, Director

"M.H. Shaikh"
M.H. (Mike) Shaikh, Director

STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

	For the year ended December 31		
	2000	**1999**	**1998**
Revenue			
Gross production revenue	$ 49,226,089	$ 30,805,338	$ 14,496,233
Less: Royalties (net of ARTC)	9,921,536	6,395,364	2,792,565
	39,304,553	24,409,974	11,703,668
Expenses			
Production	9,700,787	8,810,821	3,155,628
General and administrative	1,747,540	1,686,177	1,019,525
Interest	3,264,933	3,453,739	789,598
Reorganization costs	-	1,150,000	-
Depletion, depreciation and amortization	11,755,014	12,257,351	4,915,610
	26,468,274	27,358,088	9,880,361
Earnings (loss) before taxes	12,836,279	(2,948,114)	1,823,307
Capital taxes	1,027,349	509,375	442,238
Future income taxes *(Note 8)*	5,211,933	196,625	755,882
	6,239,282	706,000	1,198,120
Net earnings (loss) for the year	6,596,997	(3,654,114)	625,187
Retained earnings at beginning of year	326,556	3,980,670	3,355,483
Adjustment for change in accounting policy *(Note 2)*	(8,767,000)	-	-
Retained (deficit) earnings at end of year	$ (1,843,447)	$ 326,556	$ 3,980,670
Net earnings (loss) per common share *(Note 7)*	$ 0.44	$ (0.25)	$ 0.07
Fully diluted net earnings (loss) per common share *(Note 7)*	$ 0.34	$ (0.25)	$ 0.07

STATEMENT OF CASH FLOWS

	For the year ended December 31		
	2000	**1999**	**1998**
Cash provided by operating activities			
Net income (loss) for the year	$ 6,596,997	$ (3,654,114)	$ 625,187
Add non-cash items:			
Depletion, depreciation and amortization	11,755,014	12,257,351	4,915,610
Future income taxes	5,211,933	196,625	755,882
Funds flow from operating activities	23,563,944	8,799,862	6,296,679
Net change in non-cash working capital	11,517,584	(3,978,682)	6,376,144
	35,081,528	4,821,180	12,672,823
Cash used in investing activities			
Acquisition of oil and gas properties	(4,570,510)	(137,513)	(2,806,500)
Expenditures on property, plant and equipment	(23,503,032)	(19,049,274)	(16,084,908)
Proceeds on disposition of oil and gas properties	1,027,353	15,392,409	-
Site restoration costs	(147,238)	(38,599)	(9,649)
Acquisition of Opal Energy Inc. *(note 11)*	-	(3,916,267)	(15,257,796)
Net change in non-cash investing working capital	2,316,674	(2,830,522)	498,019
	(24,876,753)	(10,579,766)	(33,660,834)
Cash provided by financing activities			
Increase (decrease) in long term bank debt	(9,540,000)	(9,360,000)	15,294,000
Increase in deferred charges	(700,000)	-	-
Issue of common shares	94,992	803,304	5,737,033
Convertible debenture, net of issue costs	-	14,275,000	-
	(10,145,008)	5,718,304	21,031,033
Increase (decrease) in cash	59,767	(40,282)	43,022
Cash beginning of year	17,504	57,786	14,764
Cash end of year	$ 77,271	$ 17,504	$ 57,786
Supplemental disclosure of cash flow information			
Cash interest paid	$ 3,196,748	$ 3,493,857	$ 827,575
Cash capital taxes paid	$ 944,623	$ 482,940	$ 440,879

NOTES TO FINANCIAL STATEMENTS
December 31, 2000

1. Significant accounting policies

***(a)* Joint venture operations**

Substantially all of the exploration, development and production activities of the Company are conducted jointly with others. The financial statements reflect only the Company's proportionate interest in such activities.

(b) Cash and cash equivalents

Cash is comprised of cash balances and investments in term deposits with a duration of three months or less.

***(c)* Property, plant and equipment**

Oil and gas

The Company follows the full cost method of accounting, whereby all costs associated with the exploration for and development of oil and gas reserves are capitalized. Such amounts include land acquisition costs, geological and geophysical costs, carrying costs of non-productive properties, costs of drilling productive and non-productive wells, related plant and equipment costs and administration costs related to exploration and development activities.

Unimpaired costs associated with the acquisition and evaluation of significant unproved properties are excluded from amounts subject to depletion until such time as the properties are proved.

The provision for depletion and depreciation is determined using the unit-of-production method based on the Company's share of gross proved reserves of oil and gas. Reserves and production of gas and associated liquids are converted into equivalent barrels of oil based on relative energy content.

Gains or losses on the disposition of oil and gas properties are not recognized in the statements of operations unless the depletion and depreciation rate would be changed by 20 percent or more.

Oil and gas properties are subject to a ceiling test under which their carrying value, net of future income taxes and accumulated provision for site restoration costs, is limited to the undiscounted future net revenue from production of estimated proved oil and gas reserves, based on year-end commodity prices, plus the unimpaired costs of unproved properties less estimated future administration, interest and income taxes.

Site restoration

The provision for estimated site restoration costs is determined using the unit-of-production method. The provision is included in depletion and depreciation expense.

Office equipment

Office equipment is recorded at cost and depreciated using the straight-line basis at the following rates:

Computer hardware and software	33%
Furniture and fixtures	20%
Leasehold improvements	33%

***(d)* Income Taxes**

The Company follows the future income tax method of tax allocation accounting. Under this methodology, recognition of a future tax liability or asset is dependent upon the expected tax outflow or benefit to be derived from the differences between the carrying value and tax basis of assets and liabilities on settlement.

(e) **Stock options**
The consideration received from the option holder upon the exercise of a stock option is credited to share capital at the date of exercise with no compensation expense recognized at the time the stock option is issued or exercised.

(f) **Use of Estimates**
Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from these estimates.

(g) **Revenue Recognition**
Revenues associated with sales of natural gas, natural gas liquids and crude oil owned by the Company are recognized when title passes from the Company to its customer.

2. **Change in accounting policy**

Effective January 1, 2000, the Company changed accounting policies to retroactively adopt without restating prior periods the liability method of accounting for income tax as recommended by the Canadian Institute of Chartered Accountants "CICA". Under this method, the Company records future income taxes based on the difference between the accounting and income tax value of an asset or liability. The $8,767,000 adjustment to retained earnings (deficit) and the future tax liability represent the historical difference at January 1, 2000 between the accounting and tax base value of the Company's assets and liabilities and arose almost entirely through corporate acquisitions and flow-through share renouncements. The effect of adopting this policy on 2000 earnings was an increase of approximately $1.0 million.

3. **Property, plant and equipment**

December 31, 2000		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	119,279,884	$	30,930,610	$	88,349,274
Office equipment		1,065,888		612,106		453,782
Total	$	120,345,772	$	31,542,716	$	88,803,056

December 31, 1999		Cost		Accumulated Depletion and Depreciation		Net Book Value
Oil and gas properties	$	92,381,024	$	20,059,457	$	72,321,567
Office equipment		918,559		529,521		389,038
Total	$	93,299,583	$	20,588,978	$	72,710,605

Costs associated with unproved properties excluded from costs subject to depletion as at December 31, 2000 totalled $10,470,000 (December 31, 1999 - $10,200,000).

4. **Long-term debt**

December 31,		*2000*		*1999*
Revolving bank term facility	$	26,100,000	$	35,640,000
Subordinated convertible debenture		14,186,827		13,948,831
	$	40,286,827	$	49,588,831

(a) **Revolving bank term facility**

The Company has a $35 million revolving bank term credit facility with a Canadian chartered bank. Under the terms of the facility, the interest rate is calculated quarterly based on one quarter trailing cash flow annualized and divided into the debt outstanding at quarter end. The interest rates range from a minimum of prime to a maximum of prime plus one percent at various debt to cash flow multiples. At December 31, 2000, the Company was paying prime (December 31, 1999 – prime plus three quarter percent). The revolving credit facility is subject to an annual review and specifies no repayment terms provided certain covenants related to the facilities are met. As collateral security, the Company has pledged a $75 million floating charge debenture against all of its assets and a fixed charge debenture against certain of its petroleum and natural gas properties. At December 31, 2000, the Company had drawn a total of $26,100,000 (December 31, 1999 - $35,640,000) against this facility.

(b) **Subordinated convertible debenture**

On June 2, 1999 the Company completed a private placement of a $15 million, 7.5 percent, subordinated, secured, redeemable, convertible debenture with a major financial institution. The debenture is convertible into common shares at $3.00 per share at the option of the holder at any time prior to the maturity date of June 30, 2004. The debenture is redeemable by Founders under certain circumstances after June 30, 2000. If not converted or redeemed, the debenture will mature and be repayable on June 30, 2004. The principal value of the debenture and the amount recorded as long-term debt differ at the time of issue by an amount allocated to equity as the deemed equity component associated with a convertible debt instrument (see Note 15).

(c) **Reducing Bank Term facility**

As at December 31, 2000, the Company has a $5 million reducing bank term acquisition facility bearing interest at bank prime plus one quarter percent. As at December 31, 2000, there were no amounts drawn against the facility.

5. Share capital and warrants

(a) **Authorized**

Unlimited number of common voting shares
Unlimited number of preferred shares, issuable in series

(b) **Issued**

Years ended December 31,	2000			1999		
	Number of Shares		Amount	Number of Shares		Amount
Balance at beginning of year	15,047,909	$	29,223,501	13,582,020	$	28,538,292
Private placement of common shares (See Note 13)	-		-	416,667		1,000,000
Common shares issued to Acquire Opal Energy Inc.	-		-	948,085		2,502,987
Common Shares issued to Directors of Founders	17,858		30,000	18,912		41,999
Common shares issued on exercise of stock options	34,885		75,750	82,225		66,653
Share issue costs, net of tax	-		(10,758)	-		(243,595)
Renunciation of flow through share expenditures to investors	-		-	-		(2,682,835)
Share capital at end of year	15,100,652	$	29,318,493	15,047,909	$	29,223,501

Effective January 27, 2000 the shareholders of the Company approved a four (4) for one (1) share consolidation that has been incorporated in the above table.

During 2000, the Company had no flow-through renouncement obligations. During the year 1999, the Company renounced $6,042,422 of qualified capital expenditures to the holders of flow-through shares and recorded the tax effect of these renouncements of $2,682,835.

(c) **Shares reserved**

(i) Employee incentive stock option plan
The Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of one million five hundred thousand shares.

(ii) Common share purchase warrants
The Company has reserved 416,667 common shares that attach to 416,667 common share purchase warrants with an exercise price of $3.00 that expire on December 1, 2004.

6. Share Option Plan

The Company has an Employee Incentive Stock Option Plan ('Plan') that is administered by the Board of Directors of the Company. All directors, officers, employees and certain consultants of the Company are eligible to participate in the Plan. Under the terms of the Plan, the Company has reserved an amount of common shares for options equal to ten percent of the issued and outstanding shares of the Company to a maximum of six million shares.

Years ended December 31,	2000		1999 (1)	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,163,345	$3.01	1,086,507	$3.12
Granted	232,000	$1.47	295,000	$1.88
Exercised	(34,885)	$2.16	(82,226)	$0.80
Cancelled	(516,115)	$3.49	(135,936)	$2.64
Outstanding at end of year	844,345	$2.33	1,163,345	$3.01
Exercisable at end of year	458,442	$2.77	611,602	$3.36

(1) The number of options and the weighted average exercise price for 1999 has been restated to reflect the January 27, 2000 four *for one share consolidation.*

At December 31, 2000 the Company had 844,345 options outstanding with exercise prices ranging between $1.20 and $5.32 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $2.33 per share.

At December 31, 1999, the Company had 1,163,345 options outstanding with exercise prices ranging between $1.20 and $7.00 per share. The weighted average remaining contractual life of the options is 3.1 years and the weighted average exercise price is $3.01 per share.

7. Net earnings (loss) per common share

The Company completed a four (4) for one (1) share consolidation upon approval from the shareholders of the Company on January 27, 2000.

Based on the consolidated shares, net income per common share for the year ended December 31, 2000 was $0.44 (December 31, 1999 loss - $0.25; December 31, 1998 earnings - $0.07) and was calculated based on the weighted average number of shares outstanding during the year of 15,085,004 (December 31, 1999 – 14,599,125; December 31, 1998 - 8,506,409).

On a fully diluted basis, net income per common share for the year ended December 31, 2000 was $0.34 and was calculated based on the fully diluted number of shares outstanding during the year of 21,346,016.

8. **Future income taxes**

The difference between the accounting value and the income tax value of the Company's assets and liabilities, which comprise the future tax liability, are as follows:

Year ended December 31,		2000
Petroleum and natural gas properties	$	17,433,482
Production facilities and other		(792,696)
	$	16,640,786

The 1999 financial statements have not been restated for the change. See Note (2).

The future income tax provision differs from expected amount calculated by applying the Canadian combined Federal and Provincial income tax rate of 44.4% as follows:

Year ended December 31		2000		1999		1998
Expected income tax expenses (recovery)	$	5,699,308	$	(1,308,963)	$	809,548
Increase (decrease) resulting from:						
Non-deductible crown charges and other payments		3,391,946		2,377,784		992,036
Federal Resource Allowance		(3,661,100)		(1,673,059)		(855,888)
Alberta Royalty Tax Credit		(167,582)		(441,756)		(242,767)
Non-deductible depletion		-		1,243,672		46,625
Other		(50,639)		(1,053)		6,328
	$	5,211,933	$	196,625	$	755,882

9. **Commitments**
The Company has office and certain oil and gas equipment operating leases and processing commitments that extend through to September 2002. Future minimum lease payments for the following five years are: 2001 - $1,437,000; 2002 - $546,000; 2003 - $348,000; 2004 - $58,000; 2005 - $ nil.

10. **Financial instruments**
The Company uses financial instruments from time to time to reduce its exposure to fluctuations in interest rates, foreign exchange rates and commodity prices. Gains and losses relating to these financial instruments are deferred and recognized in the financial statement category to which the hedge relates as hedged positions are settled.

The carrying amounts of trade receivables and payables approximate their fair values due to their short-term maturity. Long-term bank debt as stated in the financial statements approximates fair value due to the floating prime rate applied to the long-term bank debt.

Virtually all of the Company's accounts receivable are with oil and gas marketers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks.

With respect to financial instruments, the Company could be exposed to losses if a counter party fails to perform in accordance with the terms of the contract. The Company deals with major institutions and does not anticipate non-performance by counter parties.

(a) **Interest rate swaps**

For the year ended December 31, 2000, the Company was not party to any interest rate swap agreements. For the year ended December 31, 1999 the Company paid $3,778 to settle on its $2,000,000 swapped from the 90 day Bankers Acceptance rate to a fixed rate of 5.15% from January 1, 1999 until October 21, 1999.

(b) **Commodity price**

(i) **Crude oil**
For the year ended December 31, 2000, the Company was not party to any crude oil hedges. For the year ended December 31, 1999, the Company paid $2,485,946 to settle various oil hedging contracts on an aggregate volume of 352,000 barrels hedged at fixed Canadian dollar prices for West Texas Intermediate "WTI" oil. The contracts had terms commencing between April 1, 1999 and July 1, 1999 expiring between June 30, 1999 and December 31, 1999 at prices ranging from $23.00 per barrel to $26.00 per barrel.

(ii) **Natural gas**
For the year ended December 31, 2000, the Company was not party to any natural gas swap contracts or swaps. For the year ended December 31, 1999 the Company paid $538,094 to settle various natural gas swap contracts on an aggregate volume of 1,036,000 gigajoules ("GJ") at AECO with contract terms expiring between March 31, 1999 and October 31, 1999 at prices ranging from $2.08 per GJ and $2.80 per GJ.

(c) **Foreign exchange contracts**
For the year ended December 31, 2000, the Company paid out $563,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged at an average exchange rate of 1.4477. In 2001, the Company has $2,000,000 U.S. dollars hedged at an average exchange rate of 1.4852.

For the year ended December 31, 1999, the Company paid out $513,950 to settle three U.S. dollar forward sales contracts for $12,000,000 U.S. dollars hedged in 1999 at an average exchange rate of 1.444. (December 31, 1998 - $472,325).

At December 31, 2000 the Company would have paid out $30,100 to cancel these U.S. dollar forward sales contracts (December 31, 1999 – received $42,700).

(d) **Fixed rate debt**
The Company has a subordinated convertible debenture with a fixed rate of interest of 7.5 percent. At December 31, 2000, the carrying value of the debenture was $14,186,827 and the fair value was $15,000,000. At December 31, 1999 the carrying value of the debenture was $13,948,831 and the fair value was $13,211,600. Fair value is estimated by looking at discounted cash flow streams at current incremental borrowing rates for similar borrowing arrangements.

11. Acquisition of Opal Energy Inc.

On November 20, 1998 Founders made an offer for all of the outstanding shares of Opal Energy Inc. ("Opal") for consideration of $0.42 cash and 0.44 of one common share of the Company for each Opal common share outstanding. As at December 31, 1998 the Company had acquired 77.9 percent of the outstanding shares of Opal and issued 13,365,310 common shares with an ascribed value of $8,821,105. The transaction, effective December 22, 1998, has been accounted for using the purchase method with the results of operations included in the consolidated statement of earnings from the date of the acquisition.

Founders extended its take-over bid offer to January 12, 1999 and increased its ownership in Opal to 90.12 percent. Pursuant to the compulsory acquisition provisions of the Canada Business Corporations Act the remaining shares were subsequently acquired under the same offer as those shares acquired up to December 22, 1998. For these 1999 transactions Founders issued an additional 3,792,339 common shares with an ascribed value of $2,502,987. At December 22, 1998 and January 12, 1999 the Company allocated the purchase price to Opal's assets and liabilities as follows:

Net assets and liabilities assumed as at:		January 12, 1999		December 22, 1998
Property, plant and equipment	$	3,332,398	$	53,331,263
Working capital deficiency		-		(2,641,329)
Bank debt		-		(23,261,000)
Site restoration		-		(263,177)
Minority interest		3,086,856		(3,086,856)
	$	6,419,254	$	24,078,901
Consideration:				
Cash	$	3,216,267	$	12,757,796
Shares issued		2,502,987		8,821,105
Acquisition costs incurred		700,000		2,500,000
Total consideration	$	6,419,254	$	24,078,901

12. **Deferred Charges**

Year ended December 31,		2000		1999
Deferred financing charges	$	495,423	$	640,419
Deferred charges		700,000		-
	$	1,195,423	$	640,419

(a) **Deferred Financing Charges**

On June 2, 1999 the Company issued a subordinated, secured, redeemable convertible debenture with a major financial institution with a maturity date of June 30, 2004. Costs associated with issuing the debenture totalled $725,000 and are being deferred and amortized over the term of the debenture.

(b) **Deferred Charges**

As at December 31, 2000 the company had incurred approximately $700,000 in costs associated with the Plan of Arrangement described in Note 15. The charges will be offset to share capital when the Plan of Arrangement is enacted.

13. **Related party transactions**

On December 1, 1999 the Company completed a private placement of 416,667 common shares priced at $2.40 per share (pre consolidation 1,666,667 at $0.60) and 416,667 common share purchase warrants priced at $3.00 (pre consolidation 1,666,667 at $0.75) with an officer and director of the Company.

14. **Comparative amounts**

Certain comparative amounts have been reclassified to conform with the presentation format adopted in the current year.

15. **Subsequent event**

On January 19, 2001, the Company announced that the Board of Directors had unanimously agreed to reorganize the Corporation into Provident Energy Trust. The transaction was accomplished by way of a Plan of Arrangement (the "Arrangement") and among other approvals was subject to the approval of shareholders at a meeting held on March 5, 2001. At this meeting in excess of 99 percent of the shares voted were in favour of The Arrangement and the Trust commenced operations on March 6, 2001. The arrangement resulted in the shareholders of Founders receiving one (1) trust unit in Provident in exchange for each three (3) common shares of Founders.

As part of the Arrangement, Citicorp Capital Investors Ltd., the holder of the $15.0 million 7 ½ percent subordinated secured convertible debenture (the "Debenture") due June 30, 2004 converted $12.5 million of the debenture in exchange for five million common shares or 1,666,666 units of Provident. The remainder of the debenture was redeemed for $2.5 million of cash consideration.

SCHEDULE C

FINANCIAL STATEMENTS OF MAXX PETROLEUM LTD.

AUDITORS' REPORT

To the Directors of

Maxx Petroleum Ltd.

We have audited the consolidated balance sheets of Maxx Petroleum Ltd. as at December 31, 2000 and 1999 and the consolidated statements of operations and retained earnings (deficit) and cash flow for each of the years in the three year period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2000 in accordance with accounting principles generally accepted in Canada.

Calgary, Canada
March 16 , 2001
(except for note 15, which, is as
of March 26, 2001)

"Ernst & Young LLP"
Chartered Accountants

Maxx Petroleum Ltd.

CONSOLIDATED BALANCE SHEETS
(thousands of dollars)

As at December 31

	2000	1999
ASSETS		
Current		
Accounts receivable *[note 12]*	**$15,373**	$11,146
Inventory and other	**466**	1,022
Total current assets	**15,839**	12,168
Future income taxes	**-**	5,798
Property, plant and equipment *[notes 2 and 3]*	**94,689**	103,237
	$110,528	$121,203
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**$2,618**	$2,719
Accounts payable and accrued liablilites	**20,660**	16,659
Total current liabilities	**23,278**	19,378
Long term debt *[note 3]*	**26,125**	50,600
Deferred income *[note 4]*	**503**	755
Future site restoration and abandonment costs	**3,271**	3,025
Future income taxes	**3,346**	-
Commitments *[notes 4, 9 and 10]*		
Shareholders' equity		
Share capital *[note 5]*	**43,502**	45,124
Retained earnings	**10,503**	2,321
Total shareholders' equity	**54,005**	47,445
	$110,528	$121,203

See accompanying notes

On behalf of the Board:

"W. M. Hitchcock"
Director

"F. J. Dyment"
Director

Maxx Petroleum Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(thousands of dollars except per share amounts)

Years ended December 31

	2000	1999	1998
REVENUE			
Production	**$86,652**	$50,454	$46,104
Less:			
Crown royalties	**17,363**	7,964	3,990
Other royalties	**2,836**	2,118	2,626
	66,453	40,372	39,488
Alberta Royalty Tax Credit	**519**	1,111	1,293
Gain on sale of subsidiary *[note 11]*	**-**	819	-
	66,972	42,302	40,781
EXPENSES			
Production	**20,529**	12,762	14,240
General and administrative	**2,778**	3,264	3,148
Interest on long term debt	**4,781**	3,468	3,825
Depletion and depreciation	**20,730**	16,643	22,717
Writedown of petroleum and natural gas properties	**-**	-	62,305
Reorganization expenses *[note 13]*	**1,425**	675	1,124
	50,243	36,812	107,359
Income (loss) before provision for income taxes	**16,729**	5,490	(66,578)
Income tax expense (recovery) *[note 7]*			
Current	**856**	743	937
Future	**7,448**	2,426	(25,090)
	8,304	3,169	(24,153)
Net income (loss)	**8,425**	2,321	(42,425)
Retained earnings (deficit), beginning of year	**2,321**	(16,561)	25,864
Elimination of deficit *[note 5]*	**-**	16,561	-
Premium on redemption of common shares *[note 5]*	**(242)**	-	-
Retained earnings (deficit), end of year	**$10,503**	$2,321	$(16,561)
Net income (loss) per share			
Basic	**$0.53**	$0.15	$(3.03)
Fully diluted	**$0.51**	$0.15	$(3.03)

See accompanying notes

Maxx Petroleum Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOW

(thousands of dollars except per share amounts)

Years ended December 31

	2000	1999	1998
OPERATING ACTIVITIES			
Net income (loss)	**$8,425**	$2,321	$(42,425)
Future income taxes	**7,448**	2,426	(25,090)
Depletion and depreciation	**20,730**	16,643	22,717
Gain on sale of subsidiary *[note 11]*	**-**	(819)	-
Writedown of petroleum and natural gas properties	**-**	-	62,305
Cash flow generated from operations	**36,603**	20,571	17,507
Net change in non-cash working capital related to operating activities *[note 8]*	**2,313**	2,520	(5,217)
Cash provided by operating activities	**38,916**	23,091	12,290
FINANCING ACTIVITIES			
Issuance of common shares	**379**	6,214	5,238
Repurchase of common shares	**(547)**	(641)	(852)
(Decrease) increase in long term debt	**(24,475)**	2,325	43
Decrease in deferred income	**(271)**	(252)	(309)
Cash (used in) provided by financing activities	**(24,914)**	7,646	4,120
INVESTING ACTIVITIES			
Additions to property, plant and equipment	**(39,610)**	(40,584)	(31,541)
Acquisitions of petroleum and natural gas properties	**(10,349)**	(255)	(5,301)
Dispositions of petroleum and natural gas properties	**38,482**	8,390	25,570
Site restoration and abandonment expenditures	**(441)**	(151)	(193)
Disposition of subsidiary *[note 11]*	**-**	1,834	-
Net change in non-cash working capital related to investing activities *[note 8]*	**(1,983)**	(924)	(2,310)
Cash used in investing activities	**(13,901)**	(31,690)	(13,775)
Decrease (increase) in bank indebtedness	**101**	(953)	2,635
Bank indebtedness, beginning of year	**(2,719)**	(1,766)	(4,401)
Bank indebtedness, end of year	**$(2,618)**	$(2,719)	$(1,766)
Cash flow generated from operations per share			
Basic	**$2.32**	$1.36	$1.25
Fully diluted	**$2.17**	$1.28	$1.18

See accompanying note

1. SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. The significant accounting policies are summarized below.

Basis of Consolidation

The consolidated financial statements include the accounts of Maxx Petroleum Ltd. and its wholly-owned subsidiaries (the "Company"). All intercompany balances and transactions have been eliminated upon consolidation.

Oil and gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties whereby all costs relating to the acquisition of, exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical expenditures, lease rentals, costs of drilling and equipping productive and non-productive wells and certain overhead expenditures related to exploration and development activities. Proceeds from the disposal of properties are applied as a reduction of the cost of the remaining assets, except when such a disposal would alter the depletion and depreciation rates by more than 20 percent, in which case a gain or loss on disposal would be recorded.

In applying the full cost method of accounting, capitalized costs less accumulated depletion and depreciation, future income tax and site restoration liabilities are restricted from exceeding an amount equal to the estimated undiscounted future net revenues derived from gross proved petroleum and natural gas reserves based on current prices and costs, less the aggregate estimated future general and administrative, financing, site restoration and abandonment costs, net of salvage values and income tax costs, plus the lower of cost and estimated fair market value of unproved properties.

Depletion and depreciation

Depletion of exploration and development costs and depreciation of production equipment are computed using the unit of production method based on the Company's share of gross estimated proved reserves of petroleum and natural gas as determined by independent engineers, converting natural gas to an oil equivalent basis using ten thousand cubic feet of natural gas for one barrel of petroleum. Costs of undeveloped acreage of $7,378,000 (1999 - $8,582,000, 1998 - $9,359,000) have been excluded from this calculation until proved petroleum and natural gas reserves are assigned, or such leases are surrendered.

The estimated cost of site restoration and abandonment is based on the current cost for the anticipated method and extent of restoration and abandonment in accordance with existing legislation and industry practice. Estimated costs of future site restoration and abandonment of well sites and associated facilities are amortized over the life of the properties on a unit of production basis. The provision is recorded in the consolidated statement of operations together with depletion and depreciation. When expenditures are made to restore a property, the accumulated provision is charged with these expenditures.

Depreciation of office equipment is provided at a rate of 20 percent per annum using the declining balance method.

Measurement uncertainty

Ceiling test calculations and amounts recorded for depletion and depreciation of property, plant and equipment and future site restoration and abandonment are based on estimates of petroleum and natural gas reserves and future costs. By their nature, these estimates and those related to the future cash flows used to assess impairment, are subject to measurement uncertainty and the impact on the financial statements of future periods could be material.

Joint operations

Substantially all exploration and production activities of the Company are conducted jointly with others and accordingly, these financial statements reflect only the Company's proportionate interest in such activities.

Future income taxes

The Company uses the liability method in accounting for income taxes whereby future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in net income in the period in which the change is substantively enacted.

Per share amounts

Per share amounts are calculated using the weighted average number of shares outstanding during the year of 15,787,969 shares (1999 – 15,167,986, 1998 – 14,001,652). Fully diluted per share amounts are calculated assuming the exercise of outstanding options, utilizing the imputed earnings method.

Flow-through shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Share capital is reduced by the tax effect of the renounced tax deductions.

Stock-Based Compensation Plan

The Company has a stock-based compensation plan which is described in Note 6. No compensation expense is recognized for this plan when stock options are issued to employees, officers or directors. Any consideration paid by employees, officers or directors on exercise of stock options is credited to share capital.

Inventory

Inventory includes field and facility equipment which is carried at the lower of cost and net realizable value.

Foreign currency translation

Monetary assets and monetary liabilities denominated in a foreign currency are translated into Canadian dollars at the rates in effect at the balance sheet date. Nonmonetary assets and liabilities are translated at the rates prevailing at the respective transaction dates. Revenue and expenses are translated at average rates prevailing during the year. All translation gains or losses on such assets and liabilities are included in income for the period.

Financial instruments

The Company periodically enters into financial instrument contracts to reduce its exposure to adverse changes in commodity prices, interest rates and foreign exchange rates. Costs and gains on financial instruments that meet hedge criteria are recorded against the relevant income and expense accounts in the same period as the hedged transactions are settled. Costs associated with unwinding a hedged position, together with any resulting gains or losses, if material, are recognized in the same period that the hedged item is recognized in income.

The Company's financial instruments recognized on the balance sheet consist of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and long term debt. The fair value of these financial instruments as at December 31, 2000 and 1999 approximates their carrying amounts.

2. PROPERTY, PLANT AND EQUIPMENT

(in thousands)	2000 Cost	2000 Accumulated Depletion and Depreciation	2000 Net Book Value	1999 Cost	1999 Accumulated Depletion and Depreciation	1999 Net Book Value
Petroleum and natural gas properties	$266,142	$173,044	$93,098	$255,312	$153,279	$102,033
Office equipment	3,329	1,738	1,591	2,682	1,478	1,204
Total	$269,471	$174,782	$94,689	$257,994	$154,757	$103,237

For the year ended December 31, 2000, the Company charged $706,000 (1999 - $371,000, 1998 - $696,000) to expense for future site restoration and abandonment costs.

3. LONG TERM DEBT

At December 31, 2000, the Company had a $40,000,000 revolving demand credit facility bearing interest at bank prime rate plus 0.50 percent. Collateral pledged for the facility consists of a fixed and floating charge debenture in the principal amount of $100,000,000 on all of the Company's petroleum and natural gas properties. This credit facility, which had reached a maximum of $75,000,000, was reduced to its current level due to fourth quarter asset sales and the reduced funding requirements of the Company as management continues to review strategic alternatives to maximize shareholder value. Although the loan has been structured to be repayable on demand, the Company's bankers have indicated that in the absence of an adverse change in the financial position of the Company and within the current business environment, a credit facility capable of meeting borrowing requirements at current levels will continue to be available to the Company throughout 2001. Accordingly, the loan is classified as long term.

The average effective interest rate on borrowings was 7.7% in 2000 (1999 – 6.8%, 1998 – 6.4%). Financial covenants within the credit facility include a restriction on the payment of dividends, and redemption or repurchase of the Company's common or preferred shares to $1,000,000 in the one year period ended December 31, 2001. The Company is also required to maintain a working capital position, net of the unused line of credit of at least 1:1. As at December 31, 2000, the Company is in compliance with all of these covenants.

4. COMMITMENTS

The Company has certain operating lease commitments for its office premises through 2009. As at December 31, 2000 the minimum payments due under these commitments are $987,000 for the years 2001 through to 2002, $1,238,000 for 2003, $1,286,000 for the years 2004 through to 2006 and $1,334,000 for the years 2007 through to 2009. These commitments, in aggregate total $11,073,000 over nine years and are net of $503,000 of deferred rent recovery.

5. SHARE CAPITAL

Authorized

Unlimited number of voting common shares without nominal or par value.
Unlimited number of non-voting preferred shares without nominal or par value, issuable in series.

Common shares issued
(dollar amounts are in thousands)

	Number of Shares	Amount
Balance, December 31, 1997	**55,134,059**	**$54,712**
Consolidation of issued shares at 4 for 1	(41,350,544)	-
Exercise of stock options	182,967	762
Issuance of flow-through shares net of future tax benefit of $208	1,220,000	4,476
Cancellation of repurchased shares	(237,200)	(852)
Balance, December 31, 1998	**14,949,282**	**59,098**
Elimination of deficit	-	(16,561)
Exercise of stock options	833	5
Issuance of flow-through shares net of future tax benefit of $2,985	1,000,000	3,223
Cancellation of repurchased shares	(184,600)	(641)
Balance, December 31, 1999	**15,765,515**	**45,124**
Exercise of stock options	113,332	383
Flow-through share expenses adjusted for future tax obligation	-	(1,700)
Cancellation of repurchased shares	(104,300)	(305)
Balance, December 31, 2000	**15,774,547**	**$43,502**

Elimination of Deficit

At the Company's Annual General Meeting in May 1999, shareholders voted to eliminate the deficit as at December 31, 1998, by charging share capital with the deficit amount of $16,561,000.

Flow-through Shares

In September 1999, the Company completed a flow-through share offering of 1,000,000 (1998 – 1,220,000) common shares. In 1999, the Company incurred $2,970,000 of qualifying expenditures with respect to the 1999 flow-through shares. In 2000, the Company incurred the remaining $3,780,000 of qualifying expenditures related to the 1999 offering.

Normal Course Issuer Bid

During 2000, the Company purchased and cancelled 104,300 shares (1999 – 184,600, 1998 - 237,200) at an aggregate cost of $547,000 (1999 - $641,000, 1998 - $852,000) under its normal course issuer bid. The $242,000 (1999 and 1998 - $nil) excess paid over the carrying value of these shares has been charged to retained earnings.

6. STOCK-BASED COMPENSATION PLAN

The Company has a stock option plan under which the Company may grant options to its employees, officers and directors. The exercise price of each option equals the market price of the Company's stock on the date of the grant. The normal vesting of shares is one-third on each of the first three anniversary dates from the date of grant. An option's maximum term is five years from the date of grant. Options that expire, or options that are cancelled upon termination of employment, are eligible for redistribution.

Options	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 1998	**1,282,275**	**$6.64**
Granted	776,250	3.71
Exercised	(833)	(5.65)
Forfeited	(840,192)	(6.70)
Balance, December 31, 1999	**1,217,500**	**4.74**
Granted	495,000	4.64
Exercised	(113,332)	(3.38)
Forfeited	(297,084)	(4.05)
Balance, December 31, 2000	**1,302,084**	**4.98**

Options outstanding at December 31, 2000 expire between 2001 and 2005 and are exercisable at the following prices:

Range of Prices	Number of Options Outstanding at 12/31/00	Options Outstanding Weighted –Average Remaining Contractual Life inYears	Weighted-Average Exercise Price	Vested Options - Number Exercisable at 12/31/00	Vested Options Weighted-Average Exercise Price
$2.85 - $2.90	89,584	3.2	$2.86	22,084	$2.85
$3.20 - $3.85	195,833	2.5	$3.66	134,166	$3.70
$4.10 - $4.70	574,167	3.2	$4.49	299,166	$4.40
$5.25 - $6.70	161,250	2.4	$5.89	130,000	$5.92
$7.00 - $7.08	281,250	1.6	$7.04	215,000	$7.03
	1,302,084	2.7	$4.98	800,416	$5.19

The Company has reserved 1,436,818 shares in total for issuance under the stock option plan.

7. FUTURE INCOME TAXES

The actual income tax provision differs from the expected income tax rate of 45 percent. This expected rate is the amount calculated by applying the combined Canadian federal and provincial corporate income tax rate to income (loss) before provision for income taxes. The major components of these differences are explained as follows:

(in thousands)	2000	1999	1998
Expected tax provision	**$7,527**	$2,470	$(29,960)
Increase (decrease) resulting from:			
Non-deductible Crown charges net of Alberta Royalty Tax Credits	**7,682**	3,123	1,251
Resource allowance	**(7,084)**	(2,765)	(1,710)
Attributed Canadian Royalty Income	**(723)**		
Benefit of tax deduction not (previously) recognized		(368)	5,040
Amortization of resource pools for which there is no (excess) tax basis	**-**	(30)	288
Non-deductible capital taxes	**856**	743	937
Other	**46**	(4)	1
	$8,304	$3,169	$(24,153)

Future tax benefits of $5,798,000 at December 31, 1999 were fully utilized in 2000.

Negrais\31342\180447\189809.v1

At December 31, 2000 the Company has a total of approximately $84,000,000 (1999 - $116,000,000, 1998 - $112,000,000) of unused tax deductions available to be used to offset future taxes payable.

The unused tax deductions at year end are comprised of $2,500,000 Canadian oil and gas property expense, $22,100,000 Canadian development expense, $18,400,000 Canadian exploration expense, $200,000 foreign exploration and development expense, $23,300,000 undepreciated capital costs, $16,600,000 non-capital loss carry forwards and $500,000 share issue expenses.

8. CHANGE IN NON-CASH WORKING CAPITAL

(in thousands)	**2000**	1999	1998
Cash provided by (used for)			
Accounts receivable	**$(4,227)**	$1,453	$(851)
Inventory and other	**556**	361	(431)
Accounts payable and accrued liabilities	**4,001**	797	(6,245)
Working capital adjustment related to sale of subsidiary *[note 11]*	**-**	833	-
	$330	$3,444	$(7,527)
The change in non-cash working capital relates to the following activities:			
Operating	**$2,313**	$2,520	$(5,217)
Investing	**(1,983)**	924	(2,310)
	$330	$3,444	$(7,527)

(in thousands)	**2000**	1999	1998
Cash interest paid	**$4,704**	$3,506	$3,791
Cash taxes paid	**$ 856**	$ 737	$1,016

9. FINANCIAL INSTRUMENTS

In line with an approved hedging policy, the Company is party to certain derivative financial instruments including commodity swap and collar contracts and foreign exchange rate hedges. The Company enters into these contracts to manage its cash flow exposure to the volatility of commodity prices, foreign exchange rates and interest rates. These contracts carry with them an obligation to financially settle monthly and are monitored against acceptable mark to market exposure positions. These financial instruments have no book value recorded in the financial statements. Contracts outstanding at year-end in respect of derivative financial instruments were as follows:

Natural gas swap referenced to AECO index	**Quantity/Day**	**Price/Gigajoule**
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83
July 1, 2000 to October 31, 2001	1,000 gigajoules	$2.83
November 1, 2001 to October 31, 2002	1,000 gigajoules	$2.84

Based on dealer quotes, had these contracts been closed on December 31, 2000, the Company would have incurred a charge of $5,261,000.

Crude oil collars referenced to Nymex CDN$ WTI	**Quantity/Day**	**Price/Barrel**
January 1, 2001 to June 30, 2001	500 barrels	$41.00 – $50.00
July 1, 2001 to December 31, 2001	500 barrels	$38.00 – $44.40

If these contracts had been closed on December 31, 2000, the Company would have received a payment of $441,000.

Crude oil collars referenced to Nymex US$ WTI	**Quantity/Day**	**Price/Barrel**
January 1, 2002 to December 31, 2002	250 barrels	US$20.00 – US$22.90

Negrais\31342\180447*189809.v1*

The close out of this contract on December 31, 2000 would have resulted in a cost to the Company of US$106,000.

Foreign exchange forward swap	US$/Month	Rate(Cdn$/US$)
October 31, 1998 to September 28, 2001	416,666	0.6666

Had this contract been closed on December 31, 2000, the Company would have received a payment of $11,000.

The Company is exposed to credit risk associated with non-performance by counterparties to these derivative financial instruments. This risk is mitigated by contracting for such instruments with a number of counterparties primarily with major financial institutions, large international end users or substantial marketing organizations.

10. PHYSICAL COMMODITY MARKETING OBLIGATIONS

In addition to the financial derivative transactions detailed in note 9, the Company has obligations under specific physical delivery contracts at prices set out below:

Heavy oil physical delivery contracts	Quantity/Day	Price/Barrel
January 1, 2001 to December 31, 2001	2,750 barrels	$22.83 wellhead
January 1, 2001 to December 31, 2001	625 barrels	$6.25 Bow River differential

Natural gas physical delivery contracts	Quantity/Day	AECO Price/Gigajoule
November 1, 1998 to October 31, 2001	1,000 gigajoules	$2.61
April 1, 2001 to October 31, 2001	2,000 gigajoules	$2.61
November 1, 2000 to March 31, 2001	2,000 gigajoules	$2.65 - $3.09
November 1, 2001 to March 31, 2002	2,000 gigajoules	$2.65 - $3.09
November 1, 1999 to October 31, 2002	1,000 gigajoules	$2.83

11. DISPOSITION OF SUBSIDIARY

In September 1999, the Company sold its United States subsidiary for net proceeds of approximately $1,834,000, resulting in a gain on sale of $819,000.

12. RELATED PARTY TRANSACTIONS

In 1998, loans to purchase shares exercised under a stock option plan, totalling $430,000, were granted to a previous officer (currently a director) and to a previous director of the Company. These loans ceased to be interest bearing March 10, 1999. In November 2000, the loan repayment terms were extended from December 31, 2000 to June 30, 2001. At December 31, 2000 the total amount outstanding and included in accounts receivable was $337,000 (1999 - $437,000).

13. REORGANIZATION EXPENSES

The Company began an undertaking to review strategic alternatives to maximize shareholder value in May 2000. The costs incurred in 2000 associated with this process, including evaluations of reserves and land, legal and advisory costs, severance and staff retention costs, have been identified as reorganization expenses.

In 2001, the Company hired new financial advisors and is actively continuing to review strategic alternatives to maximize shareholder value. In light of this process continuing, it is expected that the Company will continue to incur similar types of reorganization expenses. The Company has in place a 2001 staff retention program to ensure the Company is effectively managed while the review is ongoing.

In 1998 and 1999, the Company was in the process of implementing a new corporate strategy which included restructuring its senior management team. Reorganization expenses related to this process have been disclosed separately in each year.

14. DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The effect on the Company's financial statements relating to the differences between Canadian GAAP and U.S. GAAP are filed with the United States Securities and Exchange Commission as a separate schedule in the Company's Form 20F.

15. SUBSEQUENT EVENTS

On March 25, 2001 Maxx agreed to sell essentially all of of its non-core properties for a total of $15 million. Proceeds from the sale will be applied to reduce the long term debt.

On March 26, 2001, Maxx entered into an agreement with Provident Energy Trust ("Provident") whereby Provident agreed to acquire all of the outstanding shares of Maxx pursuant to a plan of arrangement (the "Plan"). Under the Plan, Provident will acquire the Maxx shares at a price of $7.00 per share payable, at the election of the Maxx shareholders, on the basis of $7.00 cash per Maxx share to a maximum of $36.2 million, or 0.63 of one Provident Unit per Maxx share to a maximum of 7.475 million Units.

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: PROVIDENT ENERGY TRUST

TSE SYMBOL: PVE.UN

August 1, 2001

Provident Energy Trust Announces Results for Second Quarter 2001 and Adjusts Distribution

CALGARY, ALBERTA--Provident Energy Trust ("Provident")(TSE - "PVE.UN"; AMEX - "PVX") was successfully launched on March 6, 2001 after the shareholders approved the reorganization of Founders Energy Ltd. into Provident Energy Trust. This report covers the Trust's first full quarter of operations for the period ended June 30, 2001. For the quarter, Provident is pleased to report strong financial and operating results that incorporate the acquisition of Maxx Petroleum Ltd. ("Maxx") effective May 25, 2001.

For reporting purposes, Provident will report oil equivalent production converting natural gas to oil on a 6:1 basis. For comparative purposes, the volumetric data previously disclosed in the Forecast contained in the Information Circular dated January 29, 2001 on a 10:1 basis has been restated on a 6:1 basis.

Second Quarter Highlights

* Acquisition of Maxx Petroleum Ltd. was successfully completed effective May 25, 2001.

* Cash flow exceeded the 2001 Forecast by 44 percent.

* Average daily production of 7,733 boed surpassed Forecast production by 3,120 boed.

* Daily heavy oil production exceeded Forecast daily heavy oil production by 1,620 bpd.

* The Medicine River 13-27-38-2W5M well in west central Alberta drilled in fourth quarter 2000, continued to perform very well and is currently producing 3.0 mmcfd of natural gas and 100 bpd of natural gas liquids, net to Provident.

* The Commodity Price Risk program, initiated in January 2001, resulted in an increase in gross production revenue of $1.9 million.

* Drilled twelve heavy oil wells in the Epping and Lashburn areas with a 100% success rate.

Financial and Operating Results

For the quarter ended June 30, 2001, Provident generated strong cash flow and recorded significant production increases due to the acquisition of Maxx Petroleum Ltd., the strong performance of wells drilled in the fourth quarter of 2000, strong commodity prices and the implementation of an effective commodity price risk management program. Cash flow from operations for the quarter was $1.05 per weighted average trust unit and $0.85 per trust unit was distributed to unitholders during the quarter. Financial and operating highlights for the period are as follows:

/T/

(000's except per share data)	Three months ended June 30, 2001	March 6, 2001 to June 30, 2001
FINANCIAL		
Gross revenue	$ 21,267	$ 26,213
Cash flow	$ 10,597	$ 13,277
Per weighted average unit	$ 1.05	$ 1.41
Net income	$ 3,162	$ 4,093
Per weighted average unit	$ 0.31	$ 0.44
Cash distributed to Unitholders	$ 10,525	$ 12,298
Per unit	$ 0.85	$ 1.10
Capital expenditures	$ 3,715	$ 3,727
Acquisition of Maxx excluding bank debt and working capital deficiency	$ 126,355	$ 126,355
Acquisitions	$ -	$ 2,206
Property dispositions	$ 91	$ 103
Long-term debt	$ 77,100	$ 77,100
Unitholders' equity	$ 122,082	$ 122,082
Weighted average units outstanding (000's)	10,057	9,398
OPERATING		
Daily production		
Crude oil - Light/Medium (bpd)	1,260	1,185
- Heavy (15 degrees API)(bpd)	3,509	3,176
Natural gas liquids (bpd)	479	424
Natural gas (mcfd)	14,914	14,079
Oil equivalent (boed @ 6:1)	7,733	7,132
Average selling price		
Crude oil - Light/Medium	$ 35.86	$ 35.25
- Heavy (15 degrees API)	$ 22.73	$ 22.65
- Corporate blend	$ 26.18	$ 26.05
Natural gas liquids	$ 38.24	$ 38.97
Natural gas ($/mcf)	$ 6.07	$ 6.67
Oil equivalent ($/boe @ 6:1)	$ 30.23	$ 31.41
Netback ($/Boe @ 6:1)	$ 18.10	$ 19.01

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Acquisition of Maxx Petroleum Ltd.

On May 25, 2001, the shareholders of Maxx overwhelmingly voted in favor of the Plan of Arrangement ("Plan") whereby Provident acquired Maxx. Each Maxx shareholder received either $7.00 cash or $1.97445 in cash and 0.4523 of a Provident unit for each Maxx share, resulting in $35.4 million in cash and 7.475 million trust units being issued. Provident also assumed $11.9 million of combined debt and working capital obligations and incurred net acquisition costs of $3.9 million for a total transaction cost of $138.2 million. As a result of the transaction Provident increased its daily production by approximately 8,300 boed (19 percent natural gas) and added 20.1 million boe of established reserves. This resulted in a total transaction value of $16,650 per barrel of equivalent daily production and $6.87 per barrel of established reserves. The Maxx acquisition resulted in strong cash flow accretion for Provident unitholders and accordingly, after the successful closing of the acquisitio n, Provident increased its monthly cash distribution to $0.30 per unit from $0.25 per unit, starting with the June 15, 2001 distribution paid to all unitholders of record on May 31, 2001.

Provident Energy Trust Monthly Distributions

For the quarter, Provident paid three monthly distributions totaling $0.85 per unit, the first on May 15, 2001 in the amount of $0.25, to unitholders of record April 30, 2001, the second on June 15, 2001 to unitholders of record May 31, 2001, in the amount of $0.30, and finally on July 13, 2001 in the amount of $0.30 to unitholders of record June 30, 2001. This brings the total distributions paid since inception on March 6, 2001 to $1.10 per unit.

As with all of the oil and gas trusts, Provident's level of distributions are ultimately dependent on commodity prices and production. Although natural gas prices have weakened considerably in recent weeks, as a result of the active commodity price risk management program and weighting toward crude oil, the Trust has been able to minimize the impact that reduced commodity prices have had on cash flow. This has allowed Provident to manage the distributions more effectively. As a result, the July 2001 distribution, payable on August 15, 2001 for unitholders of record July 31, 2001, has been set at $0.30 per unit. Looking forward, the distribution for the following three months commencing with the August 2001 distribution, is forecast to be $0.27 per unit per month.

The distribution policy has and will continue to be based upon distributing all cash flow available, after retaining a prudent amount for capital spending and debt repayment.

Management's Discussion and Analysis (MD&A)

The following analysis provides a detailed explanation of Provident's operating results for the quarter ended June 30, 2001, which should be read in conjunction with the unaudited consolidated financial statements of Provident, found later in this interim report. The 2001 Forecast, as mentioned in this document, refers to the 2001 Forecast, as found in the Founders Energy Ltd. Management Information Circular dated January 29, 2001. The following analysis compares the results for the second quarter 2001 to the Forecast for this period.

Capital expenditures:

Provident spent $3.7 million in the quarter, most of which was spent drilling twelve heavy oil wells in the Epping and Lashburn areas, which were deferred from the first quarter. The Forecast reflected this heavy oil drilling to be completed in March with no wells forecast to be drilled in the second quarter.

For the period March 6, 2001 to June 30, 2001, the Trust spent $5.8 million, which was comprised of $3.7 million of drilling expenditures mentioned above, a $2.2 million southeast Saskatchewan property acquisition that closed in March and disposed of non-core assets for $0.1 million. This compared to $3.7 million recorded in the Forecast, as it did not include amounts for property acquisitions or dispositions.

Production:

During the quarter, total production averaged 7,733 boed compared to 4,613 boed in the Forecast. Most of the increase resulted from the additional Maxx production from May 26, 2001 to June 30, 2001. Heavy oil production exceeded the Forecast production by 1,620 bpd as a result of the addition of Maxx's heavy oil properties partially offset by operational problems in the Freemont area and the postponement of the heavy oil drilling program from March, 2001 to May, 2001. The incremental production additions from the May drilling program will favorably impact production in the third quarter. Provident's natural gas and natural gas liquids production was 14.9 mmcfd and 479 bpd respectively, which were higher than the Forecast by 1,003 boed. The addition of the Maxx west central Alberta properties and the continued strong performance of the Medicine River 13-27 well contributed to the increase. Light/medium oil production exceeded Forecast production by 496 bpd. This resulted from the inclusion of Maxx's southeast Saskatchewan and west central Alberta properties and Provident's southeast Saskatchewan property acquisition, which closed in the first quarter.

For the period March 6, 2001 to June 30, 2001, total production of 7,132 boed exceeded the Forecast by 2,568 boed. Heavy oil production increased to 3,176 bpd from the Forecast of 1,831 bpd. The increase can be attributed to the addition of 36 days of production from the Maxx heavy oil properties. Natural gas and natural gas liquids production also increased to 2,771 boed. The addition of the Maxx west central Alberta properties and the production from the Medicine River 13-27 contributed to the gain of 813 boed over Forecast. The addition of the Maxx properties and the property acquisition in southeast Saskatchewan increased light/medium production by 410 bpd above Forecast of 775 bpd to 1,185 bpd.

Crude oil price:

Crude oil prices showed continued strength during the quarter with West Texas Intermediate (WTI) crude oil price averaging US$27.97 per barrel compared to US$25.00 per barrel in the Forecast. The Cdn$/US$ exchange rate averaged $1.54 in the period, which was significantly higher than the forecast rate of $1.50. The strong crude oil price accompanied by the weakening of the Canadian dollar, partially offset by wider heavy oil differentials, resulted in slightly higher than expected wellhead prices for Provident's Lloydminster heavy oil production. Provident's average selling price for all blends of crude oil was Cdn$26.18 per barrel for the quarter compared to Cdn$25.13 per barrel for the Forecast. Average prices include the effects of the commodity price risk management program.

For the period March 6, 2001 to June 30, 2001, WTI averaged US$27.81 per barrel compared to US$25.00 per barrel in the Forecast. This increase in WTI accompanied by the heavy oil differential being wider than Forecast resulted in the Trust averaging Cdn$26.05 for all its crude oil, as compared to Cdn$24.79 in the Forecast. This price includes the effect of the commodity price risk management program.

Natural gas price:

While still at historical highs, the price of natural gas in the quarter dropped significantly from first quarter. Natural gas at AECO averaged Cdn$5.52 per mcf in the second quarter, while the Trust averaged Cdn$6.07 per mcf for its natural gas, as compared to the Forecast price of Cdn$7.30 per mcf. The actual and Forecast average selling prices include the impact of hedging activities associated with Provident's commodity price risk management program.
For the period March 6, 2001 to June 30, 2001, natural gas at AECO averaged Cdn$5.86 per mcf. The Trust averaged Cdn$6.67 per mcf for all its gas as compared to the Forecast price of Cdn$7.63 per mcf.

Commodity price risk program:

Provident's commodity price risk management program was initiated in January 2001 to help minimize the volatility in Provident's oil and natural gas prices and to assist with stabilizing cash flow. We put in place a combination of forward sales contracts, physical hedges on both wellhead prices and heavy oil differentials, financial hedging on WTI and CDN/US exchange rate hedges. This program positively impacted second quarter cash flow by $1.9 million by adding $0.39 per mcf to the average gas price and $3.01 per barrel to Provident's average oil price. Provident's aggregate exposure under the commodity price risk management program is summarized in the following table:

/T/

Commodity price risk summary:

Year	Product	Volume	Terms	Effective Period
2001				
	Light Oil	500 bpd	WTI US$26.73 per bbl	July 1 - December 31
	Heavy Oil	500 bpd	Costless Collar Edmtn Par Cdn$38.00 - Cdn$44.40	July 1 - December 31
	Heavy Oil	3,250 bpd	Cdn$23.09 per bbl Wellhead	July 1 - December 31
	Heavy Oil	500 bpd	US$9.10 per bbl Wellhead Differential	July 1 - August 31
	Heavy Oil	500 bpd	US$6.25 per bbl Bow River Differential	July 1 - December 31
	Natural Gas	5,000 mcfd	Cdn$7.93 per mcf	July 1 - December 31
	Natural Gas	2,000 mcfd	Cdn$4.24 per mcf	July 1 - August 31
	Natural Gas	2,000 mcfd	Cdn$3.67 per mcf	July 1 - September 30
	Natural Gas	5,000 mcfd	Costless Collar Cdn$4.22 - Cdn$6.10	November 1 - December 31
2002				
	Light Oil	250 bpd	Costless Collar WTI US$20.00 - US$22.90	January 1 - December 31
	Light Oil	1,000 bpd	Costless Collar WTI US$24.00 - US$27.00	January 1 - December 31
	Heavy Oil	2,250 bpd	Cdn$21.31 per bbl Wellhead	January 1 - December 31

Natural Gas 5,000 mcfd Costless Collar	Cdn$4.22 - Cdn$6.10	January 1 - April 30
Natural Gas 5,000 mcfd Costless Collar	Cdn$3.95 - Cdn$5.27	April 1 - October 31

/T/

As at June 30, 2001, the unrealized gain associated with Provident's crude oil hedging was $3.3 mm. For natural gas, the unrealized gain was $3.1 mm.

Revenues:

During the quarter, revenues from oil, natural gas and natural gas liquids were $21.3 million, which was 56 percent higher than the Forecast. Increased production due to the acquisition of Maxx, higher oil prices, and hedging settlements from the commodity price risk management program, partially offset by lower natural gas prices led to the increase.

For the period March 6, 2001 to June 30, 2001, revenues were $26.2 million, which represented a 48 percent increase over the 2001 Forecast. This increase can be attributed to higher production, as a result of the Maxx acquisition, higher oil prices and the effects of the commodity price risk management program, partially offset by weaker natural gas prices.

Funds from operations:

During the quarter, funds from operations were $10.6 million or $1.05 per weighted average trust unit, which was 44 percent higher than the Forecast. Higher revenue partially offset by increased royalty expense, production expenses, general and administration costs, management fees, interest expense and current tax expense attributed to the increase.

For the period March 6, 2001 to June 30, 2001, funds from operations was $13.3 million, which was 37 percent higher than Forecast. The increase was due to higher revenue partially offset by increased royalty expense, production expenses, general and administration costs, management fees, interest expense and current tax expense.

Royalties:

Royalties in the quarter were $3.8 million, which was 51 percent higher than the Forecast. This was primarily due to higher than forecast production. On a per boe basis, royalties were slightly lower than forecast at $5.34 per boe. For the quarter, the ARTC rate was 25 percent and will remain the same in the third quarter.

For the period March 6, 2001 to June 30, 2001, royalties were $4.6 million, which was 43 percent higher than the 2001 Forecast. However, on a per boe basis, royalties were slightly less than forecast at $5.48 per boe.

Production expenses:

Production expenses averaged $6.79 per boe for the quarter, which exceeded the 2001 Forecast by $1.13 per boe. This resulted from higher well servicing costs for heavy oil and higher processing fees in west central Alberta and southeast Saskatchewan.

For the period March 6, 2001 to June 30, 2001, production expenses were $6.79 per boe, $1.18 per boe higher than forecast. This resulted from higher well servicing, utility and seasonal repair and maintenance costs in the heavy oil area and higher processing fees in west central Alberta and southeast Saskatchewan.

Operating netback:

Provident's operating netback in the quarter was $18.10 per boe, which was slightly lower than the Forecast netback of $19.60. For the period March 6, 2001 to June 30, 2001, the Trust's operating netback was $19.01 per boe as compared to the Forecast netback of $21.54. The lower netbacks were a result of lower natural gas prices and higher production expenses, partially offset by higher oil prices and lower royalty expense.

Depletion, depreciation and amortization (DD&A):

DD&A expense in the second quarter was $10.49 per boe, which was higher than the Forecast of $8.25 per boe. For the period March 6, 2001 to June 30, 2001, DD&A expense was $10.27 per boe, which was higher than the Forecast rate of $8.24 per boe. The DD&A rate per boe has been significantly impacted by the purchase accounting method used to record the acquisition of Maxx Petroleum Ltd.

Acquisition of Maxx Petroleum Ltd. ("Maxx")

On May 25, 2001 Provident amalgamated with Maxx and recorded the assets and liabilities of Maxx using the purchase method of accounting. This resulted in increases to property, plant and equipment of $203.9 million, increase in long-term debt of $41.7 million, share capital up by $87.0 million, future taxes increased by $57.1 million, other liabilities increased by $8.5 million and working capital decreased by $9.6 million. As at June 30, 2001 there were $1.6 million in accrued liabilities relating to the acquisition of Maxx. The increase to future taxes and the related increase to property, plant and equipment resulted from the use of the liability method of accounting for income taxes under Canadian GAAP. This method of accounting may not accurately reflect the tax efficiencies found in the Trust and therefore over time, the increased depletion expense will be offset by the amortization of the future tax liability created at the time of the acquisition.

In conjunction with the acquisition of Maxx Petroleum Ltd., we would like to welcome two former directors of Maxx, Mr. Bruce Libin and Mr. Jeffrey Smith to the Board of Directors of Provident.

Outlook

Provident has and will continue to actively pursue growth opportunities that are accretive to net asset value and distributable cash flow, as evidenced by the acquisition of Maxx Petroleum Ltd..

Our strategy is to be an active and value driven consolidator in the junior oil and gas sector. We have the experience necessary both in management and at the Board level to aggressively compete in the oil and gas trust sector.

We would like to both welcome and thank our unitholders for their support and confidence in our strategy and all of our employees for their dedication and hard work in the successful implementation of our plan.

Forward Looking Statements

This disclosure contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including: the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Provident's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking estimates will transpire or occur, or if any of them do so, what benefi ts, including the amounts of proceeds, that Provident will derive therefrom.

/T/

PROVIDENT ENERGY TRUST
CONSOLIDATED BALANCE SHEET
(unaudited)

	As at June 30, 2001 ($000's)	As at March 31, 2001 ($000's)
Assets		
Current assets		
Cash	$ 32	$ 64
Accounts receivable	16,551	10,351
Prepaids	1,403	1,133
	17,986	11,548
Cash reserved for future site restoration	99	-
Other assets	892	-
Property, plant and equipment	290,116	89,748
	$ 309,093	$ 101,296
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 23,025	$ 8,188
Cash distribution payable to unitholders	4,376	1,773
	27,401	9,961

Long-term debt	77,100	28,300
Provision for future site restoration	5,202	1,287
Deferred lease obligation	728	-
Future income taxes	75,181	18,082
Unitholders' Equity		
Capital contributions (Note 2)	130,827	43,649
Accumulated income	4,952	1,790
Accumulated cash distributions	(12,298)	(1,773)
	123,481	43,666
	$ 309,093	$ 101,296

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF UNITHOLDERS' EQUITY
(Unaudited)

	As at June 30, 2001 ($000's)	As at March 31, 2001 ($000's)
Unitholders' equity, beginning of period	$ 43,666	$ 44,508
Net income for the period	3,162	931
Net capital contributions	87,178	-
Cash distributions	(10,525)	(1,773)
Unitholders' equity, end of period	$ 123,481	$ 43,666

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED INCOME
(unaudited)

	Three Months Ended June 30, 2001 ($000's)	For the Period March 6, 2001 to June 30, 2001 ($000's)
Revenue		
Gross production revenue	$ 21,267	$ 26,213
Less: Royalties (net of ARTC)	3,761	4,572

	17,506	21,641
Expenses		
Production	4,780	5,777
General and administrative	884	1,081
Management fee (Note 5)	255	317
Interest	701	817
Depletion, depreciation and amortization	7,379	8,571
	13,999	16,563
Earnings before taxes	3,507	5,078
Capital taxes	345	428
Future income taxes	-	557
	345	985
Net earnings for the period	3,162	4,093
Accumulated income at beginning of period	1,790	859
Accumulated income at end of period	$ 4,952	$ 4,952
Net earnings per trust unit (Note 4)	$0.31	$0.44
Net earnings per fully diluted trust unit (Note 4)	$0.31	$0.43

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH AVAILABLE FOR DISTRIBUTION
(Unaudited)

	Three Months Ended June 30, 2001	For the Period March 6, 2001 to June 30, 2001
	($000's)	($000's)
Funds flow from operating activities	$ 10,597	$ 13,277
Cash reserved for investing and financing activities	(72)	(979)
Cash distributions to unitholders	$ 10,525	$ 12,298
Cash distributions per unit	$ 0.85	$ 1.10

PROVIDENT ENERGY TRUST
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three Months Ended June 30, 2001	For the Period March 6 to June 30, 2001
	($000's)	($000's)
Cash provided by operating activities		
Net earnings for the year	$ 3,162	$ 4,093
Add non-cash items:		
Depletion, depreciation and amortization	7,379	8,571
Future income taxes	-	557
Amortization of deferred charges	56	56
Funds flow from operating activities	10,597	13,277
Net change in non-cash working capital	(1,119)	(2,249)
	9,478	11,028
Cash used in investing activities		
Expenditures on property, plant and equipment	(3,715)	(3,727)
Acquisition of Maxx Petroleum Ltd.(Note 6)	(38,799)	(38,799)
Acquisition of oil and gas properties	-	(2,206)
Proceeds on disposition of oil and gas properties	91	103
Change in cash reserved for future site reclamation	(99)	(99)
Site restoration costs	(32)	(27)
Net change in non-cash investing working capital	2,511	2,426
	(40,043)	(42,329)
Cash provided by financing activities		
Increase in long term bank debt	46,500	49,000
Change in deferred charges	(5,442)	(5,442)
Cash distributions to unitholders	(10,525)	(12,298)
	30,533	31,260
Increase (decrease) in cash	(32)	(41)
Cash beginning of period	64	73

Cash end of period	$ 32	$ 32
Cash flow per unit	$ 1.05	$ 1.41
Supplemental disclosure of cash flow information		
Cash interest paid	$ 710	$ 800
Cash capital taxes paid	$ 333	$ 390

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(unaudited)

/T/

June 30, 2001

The Interim Consolidated Financial Statements of Provident Energy Trust ("Provident") have been prepared by management in accordance with accounting principles generally accepted in Canada. Certain information and disclosures normally required in the notes to the annual financial statements have been condensed or omitted. The Interim Consolidated Financial Statements should be read in conjunction with the Founders Energy Ltd. ("Founders") audited Financial Statements and the notes for the year ended December 31, 2000 which are disclosed in the initial Annual Information Form filed by the Trust.

1. Significant accounting policies

The Interim Consolidated Financial Statements have been prepared based on the consistent application of the accounting policies and procedures as set out in the Financial Statements of Founders for the year ended December 31, 2000, except that these Interim Consolidated Financial Statements include the accounts of the Trust and its wholly owned subsidiary.

/T/

2. Capital Contributions

(a) Authorized
(i) Unlimited number of common voting units

(b) Issued

	April 1, 2001 to June 30, 2001		March 6, 2001 to June 30, 2001	
	Number of Units	Amount ($000's)	Number of Units	Amount ($000's)
Balance at beginning of period	7,092,221	$ 43,649	7,092,221	$ 43,649
Issued	7,494,600	$ 87,178	7,494,600	$ 87,178

Balance at end of period	14,586,821	$ 130,827	14,586,821	$ 130,827

(c) Units reserved
(i) Employee incentive unit option plan:
Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

/T/

3. Unit Option Plan

Provident has an Employee Incentive Unit Option Plan ('Plan') that is administered by the Board of Directors. All directors, officers, employees and certain consultants of Provident are eligible to participate in the Plan. Under the terms of the Plan, Provident has reserved an amount of trust units for options equal to ten percent of the issued and outstanding units of the Trust to a maximum of seven hundred thousand units.

/T/

	April 1, 2001 to June 30, 2001		March 6, 2001 to June 30, 2001	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of period	423,000	$10.98	-	-
Granted	113,900	$12.39	536,900	$11.28
Outstanding at end of period	536,900	$11.28	536,900	$11.28
Exercisable at end of period	198,967	$11.24	198,967	$11.24

/T/

At June 30, 2001 the Trust had 536,900 options outstanding with exercise prices ranging between $10.50 and $12.39 per unit. The weighted average remaining contractual life of the options is 3.74 years and the weighted average exercise price is $11.28 per unit.

4. Net earnings per unit

The net income per trust unit for the period from March 6, 2001 to June 30, 2001 was $0.44 per unit and was calculated based on 9,382,252 units outstanding during the period and for the quarter ended June 30, 2001 was $0.31, calculated based on the weighted average number of units outstanding during the quarter of 10,057,118.

On a fully diluted basis, net income per trust unit for the period March 6, 2001 to June 30, 2001 was $0.43 and was calculated based on 9,542,044 fully diluted units outstanding during the period and for the quarter ended June 30, 2001 was $0.31, calculated based on 10,200,910 fully diluted units outstanding during the quarter.

5. Management Fees

In addition to the base management fee, the Manager of the Trust is also entitled to receive a Total Return Fee at the end of the year, which is based on distributions and unit price performance. The Total Return Fee is calculated using the closing price of the trust units at December 31, 2001. Due to the uncertainty of determining the year-end unit price, this fee has not been accrued in these financial statements. It should also be noted that the Manager does not receive any form of compensation in respect of acquisition or divestiture activities.

6. Acquisition of Maxx Petroleum Ltd. ("Maxx")

On March 26, 2001 Provident and Maxx entered into an arrangement whereby Provident agreed to acquire the outstanding shares of Maxx through a Plan of Arrangement ("Plan"). On May 25, 2001 the Maxx shareholders voted in favor of the Plan which resulted in the amalgamation of Maxx with Provident Energy Ltd. Provident provided cash consideration of $35.4 million and issued 7,475,000 units with an ascribed value of $87.0 million.

The transaction, effective May 25, 2001, has been accounted for using the purchase method with the results of operations included in the consolidated statement of operations and accumulated income from the date of the amalgamation. At May 25, 2001 Provident allocated the purchase price to the assets and liabilities of Maxx as follows:

/T/

Net assets acquired and liabilities assumed	
Property, plant and equipment	$ 203,864
Working capital deficiency	(9,578)
Bank debt	(2,300)
Site restoration	(3,686)
Fair market value of financial hedges and physical contracts for petroleum products	(4,427)
Future income taxes	(57,120)
Other liability	(398)
	$ 126,355
Consideration	
Cash	$ 35,408
Trust Units issued	87,009

Acquisition costs incurred	3,938
	$ 126,355

Corporate Information

Directors

Grant D. Billing (2)
Calgary, Alberta

Thomas W. Buchanan
Calgary, Alberta

Randall J. Findlay
Calgary, Alberta

Bruce R. Libin, Q.C. (1)
Calgary, Alberta

Victor Roskey (2)
Calgary, Alberta

Byron J. Seaman (1)
Calgary, Alberta

Mike H. Shaikh (1)
Calgary, Alberta

Jeffrey T. Smith (2)
Calgary, Alberta

John B. Zaozirny, Q.C. (2)
Calgary, Alberta

(1) Member of Audit, Environmental, Health and Safety Committee
(2) Member of Governance, Human Resources and Compensation Committee

Senior Officers

Thomas W. Buchanan
Chief Executive Officer

Randall J. Findlay
President

Senior Management

Bill Mitschke
Senior Manager, Exploitation

Doug Meiklejohn

Senior Manager, Acquisitions
and Divestitures

Cameron Vouri
Senior Manager, Production and Engineering

Mark N. Walker
Chief Financial Officer

Gord Zaharik
Senior Manager, Land and Contacts

Auditors
PricewaterhouseCoopers LLP

Bankers
National Bank of Canada
BNP Paribas

Engineering Consultants
Sproule Associates Limited

Trustee
Montreal Trust Company of Canada
(Computershare Investor Services Inc.)

Stock Exchanges
Toronto Stock Exchange
Trading Symbol "PVE.UN"

American Stock Exchange
Trading Symbol "PVX"

/T/

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Provident Energy Trust
Thomas W. Buchanan
Chief Executive Officer
(403) 296-2232

OR

Provident Energy Trust
Randall J. Findlay
President
(403) 781-5343
E-mail: info@providentenergy.com
Website: www.providentenergy.com

NEWS RELEASE TRANSMITTED BY CCN NEWSWIRE

FOR: PROVIDENT ENERGY TRUST

TSE SYMBOL: PVE.UN
AMEX SYMBOL: PVX

June 21, 2001

Provident Energy Trust Confirms Cash Distribution and Receives Listing Approval on The American Stock Exchange

CALGARY, ALBERTA--Provident Energy Trust. ("Provident") (TSE - PVE.UN; AMEX - PVX) is pleased to confirm that the June cash distribution of $0.30 per trust unit will be paid on July 13, 2001 to all unitholders of record on June 30, 2001. The ex-distribution date is June 27, 2001.

Provident is also pleased to announce that listing approval has been received from the American Stock Exchange ("AMEX") for Provident Energy Trust Units. Provident expects to commence trading on June 22, 2001 under the trading symbol "PVX".

Provident Energy Trust is a Calgary based oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and makes monthly cash distributions to its unitholders.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction.

-30-

FOR FURTHER INFORMATION PLEASE CONTACT:

Provident Energy Trust
Thomas Buchanan
Chief Executive Officer
(403) 296-2232

OR

Provident Energy Trust
Randy Findlay
President
(403) 781-5343
E-mail: info@providentenergy.com
Website: www.providentenergy.com